Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258871

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The boards of directors of Independence Realty Trust, Inc., a Maryland corporation (which we refer to as “IRT”), and Steadfast Apartment REIT, Inc., a Maryland corporation (which we refer to as “STAR”), have each approved an Agreement and Plan of Merger, dated as of July 26, 2021 (which we refer to as the “Merger Agreement”), by and among STAR, Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership (which we refer to as “STAR OP”), IRT, Independence Realty Operating Partnership, LP, a Delaware limited partnership (which refer to as “IRT OP”), and IRSTAR Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of IRT (which we refer to as “IRT Merger Sub”). Following the Mergers (defined below), the combined company will own a portfolio of 131 apartment communities comprising approximately 38,000 units across 16 states in urban and suburban locations in Georgia, North Carolina, Tennessee, Kentucky, Ohio, Oklahoma, Indiana, Texas, Florida, South Carolina, Missouri, Alabama, Colorado, Kansas, Illinois and Virginia.

The combination of IRT and STAR will be accomplished through (1) a merger of STAR with and into IRT Merger Sub, whereupon the separate existence of STAR will cease and IRT Merger Sub will be the surviving entity and a wholly owned subsidiary of IRT (which we refer to as the “Company Merger”) and (2) immediately thereafter, a merger of STAR OP with and into IRT OP, whereupon the separate existence of STAR OP will cease and IRT OP will be the surviving entity (which we refer to as the “Partnership Merger” and, together with the Company Merger, the “Mergers”). At the effective time of the Company Merger (which we refer to as the “Company Merger Effective Time”), each share of common stock, par value $0.01 per share, of STAR (which we refer to as “STAR Common Stock”) issued and outstanding immediately prior to the Company Merger Effective Time (other than certain shares set forth in the Merger Agreement) will be automatically converted into the right to receive 0.905 (which we refer to as the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of IRT (which we refer to as “IRT Common Stock”), with cash paid in lieu of fractional shares. The Exchange Ratio is fixed, and no change will be made to the Exchange Ratio if the market price of IRT Common Stock changes before consummation of the Mergers. IRT Common Stock is traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the ticker symbol “IRT.” Based on the closing price of IRT Common Stock on the NYSE of $20.00 on July 23, 2021, the last trading day before public announcement of the proposed Mergers, the Exchange Ratio represented approximately $18.10 in IRT Common Stock for each share of STAR Common Stock, which represented a premium of approximately 16.40% to the most recently disclosed estimated value per share of STAR Common Stock as of December 31, 2020. Based on the closing price of IRT Common Stock on the NYSE of $20.23 on September 20, 2021, the latest practicable date before the date of this joint proxy statement/prospectus, the Exchange Ratio represented approximately $18.31 in IRT Common Stock for each share of STAR Common Stock. The value of the consideration will fluctuate with changes in the market price of IRT Common Stock. We urge you to obtain current market quotations of IRT Common Stock.

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the date and time the Partnership Merger becomes effective (the “Partnership Merger Effective Time”), (1) each unit of limited partnership interest of STAR OP designated as a “Class A Common Unit” issued and outstanding immediately prior to the Partnership Merger Effective Time and owned by STAR will be automatically converted into the right to receive a number of common units (each, an “IROP Common Unit”) of limited partnership interest of IRT OP equal to the Exchange Ratio and will be owned by IRT through IRT Merger Sub and (2) each unit of limited partnership interest of STAR OP designated as a “Class A-2 Common Unit” or “Class B Common Unit” issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio, which generally will have the same rights as the currently issued and outstanding IROP Common Units, including as to distributions, but, in certain cases, will be subject to additional restrictions as to when the holders thereof may exercise redemption rights. Holders of IROP Common Units generally have the right, subject to certain time restrictions, to tender their IROP Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IROP Common Unit tendered for redemption.

Based upon the number of outstanding shares on the record date of September 27, 2021 for the IRT special meeting and September 27, 2021 for the STAR special meeting, we anticipate that IRT will issue approximately 99,720,869 shares of IRT Common Stock and 6,429,481 IROP Common Units in connection with the Mergers.

Upon consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of IRT’s forward sale agreements prior to consummation of the Mergers, IRT and STAR estimate that legacy IRT stockholders and holders of IROP Common Units will own approximately 53% of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and legacy STAR stockholders and STAR OP unitholders will own approximately 47% of the issued and outstanding shares of IRT Common Stock and IROP Common Units.

IRT and STAR have each scheduled special meetings of their respective stockholders to be held on December 13, 2021, in connection with the Mergers and related transactions. The IRT special meeting will be held at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103 on December 13, 2021, at 9:00 a.m., Eastern Time. The STAR special meeting will be held virtually via live webcast at www.proxydocs.com/STAR on December 13, 2021, at 11:00 a.m., Pacific Time.

At the special meeting of IRT stockholders, IRT stockholders will be asked to consider and vote on (1) a proposal to approve the issuance of IRT Common Stock in the Company Merger pursuant to the Merger Agreement (which we refer to as the “IRT Issuance Proposal”), and (2) a proposal to approve the adjournment of the IRT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the IRT Issuance Proposal if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “IRT Adjournment Proposal”).

At the special meeting of STAR stockholders, STAR stockholders will be asked to consider and vote on (1) a proposal to approve the Company Merger, on the terms and subject to the conditions of the Merger Agreement (which we refer to as the “STAR Merger Proposal”), (2) a proposal to approve by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of STAR in connection with the merger of STAR with and into IRT Merger Sub (which we refer to as the “STAR Compensation Proposal”) and (3) a proposal to approve the adjournment of the STAR special meeting to solicit additional proxies in favor of the STAR Merger Proposal, if there are not sufficient votes to approve the STAR Merger Proposal, if necessary and as determined by the chair of the STAR special meeting (which we refer to as the “STAR Adjournment Proposal”).

Your vote is very important, regardless of the number of shares you own. The record dates for determining the stockholders entitled to receive notice of, and to vote at, the special meetings are September 27, 2021, with respect to the IRT special meeting, and September 27, 2021, with respect to the STAR special meeting. The Mergers cannot be consummated without the approval of both IRT stockholders and STAR stockholders. We urge you to read this joint proxy statement/prospectus carefully. The obligations of IRT and STAR to consummate the Mergers are subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. More information about IRT, STAR, the special meetings, the Merger Agreement and the transactions contemplated thereby, including the Mergers, is included in this joint proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section, beginning on page 24.

Whether or not you plan to attend the IRT special meeting or the STAR special meeting, please submit your proxy as soon as possible to make sure that your shares of IRT Common Stock or STAR Common Stock are represented at the applicable meeting.

The IRT board of directors recommends that IRT stockholders vote “FOR” the IRT Issuance Proposal, which approval is necessary to consummate the Mergers, and “FOR” the IRT Adjournment Proposal.

The STAR board of directors recommends that STAR stockholders vote “FOR” the STAR Merger Proposal, which approval is necessary to consummate the Mergers, “FOR” the STAR Compensation Proposal and “FOR” the STAR Adjournment Proposal.

We join our respective boards in their recommendation and look forward to the successful combination of IRT and STAR.

Sincerely,	Sincerely,

Scott F. Schaeffer Chairman of the Board and Chief Executive Officer Independence Realty Trust, Inc.	Rodney F. Emery Chairman of the Board and Chief Executive Officer Steadfast Apartment REIT, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 29, 2021 and is first being mailed to the stockholders of IRT and stockholders of STAR on or about October 4, 2021.

Independence Realty Trust, Inc.

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania 19103

(267) 270-4800

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On December 13, 2021

Dear Stockholders of Independence Realty Trust, Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Independence Realty Trust, Inc., a Maryland corporation (which we refer to as “IRT”). The meeting will be held at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, on December 13, 2021, at 9:00 a.m., Eastern Time (which we refer to as the “IRT special meeting”), to consider and vote upon the following matters:

•

a proposal to approve the issuance of IRT common stock, par value $0.01 per share (which we refer to as “IRT Common Stock”), in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 26, 2021 (which we refer to as the “Merger Agreement”), by and among IRT, Independence Realty Operating Partnership, LP (which we refer to as “IRT OP”), Steadfast Apartment REIT, Inc. (which we refer to as “STAR”), Steadfast Apartment REIT Operating Partnership, L.P. (which we refer to as “STAR OP”), and IRSTAR Sub, LLC, a wholly owned subsidiary of IRT (which we refer to as “IRT Merger Sub”), pursuant to which, among other things, (i) STAR will merge with and into IRT Merger Sub (which we refer to as the “Company Merger”), with IRT Merger Sub continuing as the surviving entity and a wholly owned subsidiary of IRT, and (ii) immediately thereafter, STAR OP will merge with and into IRT OP (which we refer to as the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with IRT OP continuing as the surviving entity (which we refer to as the “IRT Issuance Proposal”); and

•

a proposal to approve the adjournment of the IRT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the IRT Issuance Proposal if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “IRT Adjournment Proposal”).

The approval by IRT stockholders of the IRT Issuance Proposal is a condition to the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the IRT special meeting.

Holders of record of shares of IRT Common Stock at the close of business on September 27, 2021 are entitled to notice of, and to vote at, the IRT special meeting and any adjournments or postponements of the IRT special meeting.

The IRT Issuance Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders at the IRT special meeting, assuming a quorum is present. The IRT Adjournment Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders at the IRT special meeting.

Your vote is important. Whether or not you expect to attend the IRT special meeting in person, we urge you to authorize a proxy to vote your shares as promptly as possible by: (1) accessing the Internet at www.voteproxy.com; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the IRT special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

By Order of the Board of Directors,

Jessica K. Norman

General Counsel & Secretary

September 29, 2021

Philadelphia, Pennsylvania

Steadfast Apartment REIT, Inc.

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On December 13, 2021

Dear Stockholders of Steadfast Apartment REIT, Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Steadfast Apartment REIT, Inc., a Maryland corporation (which we refer to as “STAR”). The meeting will be held virtually via live webcast at www.proxydocs.com/STAR on December 13, 2021, at 11:00 a.m., Pacific Time (which we refer to as the “STAR special meeting”), to consider and vote upon the following matters:

•

a proposal to approve the merger of STAR with and into IRSTAR Sub, LLC (which we refer to as “IRT Merger Sub”), a wholly owned subsidiary of Independence Realty Trust, Inc. (which we refer to as “IRT”), with IRT Merger Sub continuing its existence as a wholly owned subsidiary of IRT (the “Company Merger”), on the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of July 26, 2021 (which we refer to as the “Merger Agreement”), by and among STAR, Steadfast Apartment REIT Operating Partnership, L.P., IRT, IRT Merger Sub and Independence Realty Operating Partnership, LP, as more fully described in the enclosed proxy statement (which we refer to as the “STAR Merger Proposal”);

•

a proposal to approve by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of STAR in connection with the merger of STAR with and into IRT Merger Sub (which we refer to as the “STAR Compensation Proposal”); and

•

a proposal to approve the adjournment of the STAR special meeting to solicit additional proxies in favor of the STAR Merger Proposal if there are not sufficient votes to approve such proposal, if necessary and as determined by the chair of the STAR special meeting (which we refer to as the “STAR Adjournment Proposal”).

The approval by STAR stockholders of the STAR Merger Proposal is a condition to the consummation of the Company Merger and the other transactions contemplated by the Merger Agreement.

Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the STAR special meeting.

The virtual waiting room for the STAR special meeting will open 15 minutes prior to the start of the meeting. Stockholders will hear music until the meeting starts. If stockholders have any difficulty accessing the meeting, they should call STAR’s proxy solicitor, Mediant Communications Inc., at the toll-free number provided in the email received prior to the special meeting. Live technicians will be available to assist stockholders with any virtual meeting attendance difficulties.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari), with Chrome being the preferred option. Devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins will provide the best experience. Participants should ensure that they have a strong internet connection wherever they intend to participate in the STAR special meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the STAR special meeting.

Holders of record of STAR common stock, par value $0.01 per share (which we refer to as “STAR Common Stock”), at the close of business on September 27, 2021 are entitled to notice of, and to vote on, all proposals at the STAR special meeting and any adjournments or postponements of the STAR special meeting.

The STAR Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of STAR Common Stock entitled to vote. The STAR Compensation Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock at the STAR special meeting, assuming a quorum is present. The STAR Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock at the STAR special meeting.

Your vote is important. Whether or not you expect to attend the STAR special meeting virtually, we urge you to authorize a proxy to vote your shares as promptly as possible by: (1) accessing the Internet at www.proxydocs.com/STAR; (2) calling (844) 391-3598; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the STAR special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

By Order of the Board of Directors,

Rodney F. Emery

Chairman of the Board and Chief Executive Officer

September 29, 2021

Irvine, California

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about IRT from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Independence Realty Trust, Inc. 1835 Market Street, Suite 2601 Philadelphia, Pennsylvania 19103 (267) 270-4800 Attn.: Investor Relations
or
D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Call Toll-Free: (866) 416-0553 Banks and Brokers Call: (212) 269-5550 irt@dfking.com

Investors may also consult the websites of IRT or STAR for more information concerning the Mergers and the other transactions described in this joint proxy statement/prospectus. The website of IRT is www.irtliving.com and the website of STAR is www.steadfastliving.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by November 30, 2021, in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information.”

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Independence Realty Trust, Inc. (File No. 333-258871), constitutes a prospectus of IRT under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the IRT Common Stock to be issued in connection with the Company Merger. This document also constitutes a joint proxy statement of IRT and STAR under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of IRT stockholders and a notice of meeting with respect to the special meeting of STAR stockholders, at which IRT stockholders and STAR stockholders, respectively, will be asked to vote upon certain proposals to approve the Mergers and/or other related matters.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 29, 2021. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this joint proxy statement/prospectus to IRT stockholders or STAR stockholders nor the issuance of IRT Common Stock in connection with the Mergers will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding IRT has been provided by IRT and information contained in this joint proxy statement/prospectus regarding STAR has been provided by STAR.

-i-

DEFINED TERMS

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

•	“Code” are to the Internal Revenue Code of 1986, as amended;

•	“combined company” are to IRT and its consolidated subsidiaries after consummation of the pending Mergers;

•	“Company Merger” are to the merger of STAR with and into IRT Merger Sub, with IRT Merger Sub surviving the merger;

•	“Company Merger Effective Time” are to the effective time of the Company Merger;

•	“IROP Common Units” are to common units of limited partnership interest of IRT OP;

•	“IRT” are to Independence Realty Trust, Inc., a Maryland corporation;

•	“IRT Board” are to IRT’s board of directors;

•	“IRT Common Stock” are to shares of common stock of IRT, par value $0.01 per share;

•	“IRT Merger Sub” are to IRSTAR Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of IRT;

•	“IRT OP” are to Independence Realty Operating Partnership, LP, a subsidiary of IRT;

•	“IRT parties” are to IRT, IRT OP, and IRT Merger Sub;

•	“Merger Agreement” are to the Agreement and Plan of Merger dated as of July 26, 2021, by and among the IRT parties and STAR parties;

•	“Mergers” are to both the Company Merger and the Partnership Merger;

•	“NYSE” are to the New York Stock Exchange;

•	“Partnership Merger” are to the merger of STAR OP with and into IRT OP, with IRT OP surviving the merger;

•	“Partnership Merger Effective Time” are to the effective time of the Partnership Merger;

•	“REIT” are to a real estate investment trust;

•	“SEC” are to the Securities and Exchange Commission;

•	“STAR” are to Steadfast Apartment REIT, Inc., a Maryland corporation;

•	“STAR Board” are to STAR’s board of directors;

•	“STAR Common Stock” are to shares of common stock of STAR, par value $0.01 per share;

•	“STAR OP” are to Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership;

•	“STAR OP Units” are to units of limited partnership interest in STAR OP; and

•	“STAR parties” are to both STAR and STAR OP.

QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a stockholder of IRT, or a stockholder of STAR, may have regarding the proposed transactions between IRT and STAR and their respective subsidiaries, and the other matters being considered at the special meeting of IRT and at the special meeting of STAR. IRT and STAR urge you to carefully read this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Mergers and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the Mergers?

A:	IRT and STAR have agreed to a series of transactions, pursuant to the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

The Merger Agreement provides that, among other things and on the terms and subject to the satisfaction or waiver of the conditions set forth therein, (1) the Company Merger will be consummated, and (2) immediately following the Company Merger, the Partnership Merger will be consummated.

At the Company Merger Effective Time, each share of STAR Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (other than certain shares set forth in the Merger Agreement) will be automatically converted into the right to receive 0.905 (which we refer to as the “Exchange Ratio”) shares of IRT Common Stock, with cash paid in lieu of fractional shares.

In addition, pursuant to the terms and subject to the conditions of the Merger Agreement, at the Partnership Merger Effective Time, (1) each Class A STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time and owned by STAR will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio and will be owned by IRT through IRT Merger Sub and (2) each Class A-2 STAR OP Unit and each Class B STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio, which generally will have the same rights as the currently issued and outstanding IROP Common Units, including as to distributions, but, in certain cases, will be subject to additional restrictions as to when the holders thereof may exercise redemption rights. Holders of IROP Common Units generally have the right, subject to certain time restrictions, to tender their IROP Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IROP Common Unit tendered for redemption.

Upon consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date, and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the IRT Forward Sale Agreements (as defined below) prior to consummation of the Mergers, IRT and STAR estimate that legacy IRT stockholders and holders of IROP Common Units will own approximately 53% of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and legacy STAR stockholders and STAR OP unitholders will own approximately 47% of the issued and outstanding shares of IRT Common Stock and IROP Common Units.

Q:	What happens if the market price of shares of IRT Common Stock changes before the closing of the Mergers?

A:

No change will be made to the Exchange Ratio of 0.905 if the market price of shares of IRT Common Stock changes before the consummation of the Mergers. Because the Exchange Ratio is fixed, the value of the consideration to be received by STAR stockholders in the Company Merger will depend on the market price of shares of IRT Common Stock at the time of the consummation of the Mergers.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The Mergers cannot be consummated, unless:

•	the holders of IRT Common Stock vote to approve the issuance of IRT Common Stock in connection with the Mergers (which we refer to as the “IRT Issuance Proposal”); and

•	the holders of STAR Common Stock vote to approve the Company Merger, on the terms and subject to the conditions of the Merger Agreement (which we refer to as the “STAR Merger Proposal”).

Each of IRT and STAR will hold separate special meetings of their stockholders to obtain these approvals and approvals for other related proposals as described herein.

This joint proxy statement/prospectus contains important information about the Mergers and the other proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because the IRT Board is soliciting proxies from its stockholders and the STAR Board is soliciting proxies from its stockholders. It is a prospectus because IRT will issue shares of its common stock. The enclosed voting materials allow you to authorize a proxy to vote your shares without attending your respective meeting.

Your vote is important. We encourage you to authorize a proxy to vote your shares as soon as possible.

Q:	Why is IRT proposing the Mergers?

A:

Among other reasons, the IRT Board approved the Merger Agreement and recommended the approval of the IRT Issuance Proposal based on a number of strategic and financial benefits to IRT, including the expectation that the combination of IRT and STAR would join together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States and on a pro forma basis, the combined company will own a portfolio of 131 apartment communities comprising approximately 38,000 units across 16 states. The pro forma equity market capitalization and pro forma total enterprise value of the combined company is expected to provide the combined company with greater access to multiple forms of debt and equity capital at a lower cost of capital over the long term than IRT on a standalone basis and offer financial flexibility to capture opportunities across business cycles. The combination of two companies with businesses in highly complementary geographic regions is expected to increase IRT’s competitive advantage across the Sunbelt region, improve submarket diversification and enable IRT to realize significant economies of scale, which is expected to significantly enhance the value of the portfolio. For more information, see “The Mergers—IRT’s Reasons for the Mergers; Recommendations of the IRT Board.”

Q:	Why is STAR proposing the Mergers?

A:

Among other reasons, the STAR Board approved the Merger Agreement and recommended its approval by STAR stockholders based on a variety of factors, including that (a) the proposed Company Merger will result in the creation of a leading publicly-traded multifamily REIT, with a larger, more diversified portfolio than STAR on a standalone basis that is expected to benefit from economies of scale, including enhanced pricing leverage with strategic partners and vendors, (b) STAR stockholders will benefit from the liquidity of owning shares of a significantly larger company, the shares of which will be listed on the NYSE and (c) STAR stockholders will have the opportunity to participate in the potential future growth of the combined company and any future appreciation of the combined company’s shares after the Company Merger because they will own approximately 47% of the combined company upon consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date, and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the IRT Forward Sale Agreements (as defined below) prior to consummation of the Mergers. For more information, see “The Mergers—STAR’s Reasons for the Mergers; Recommendations of the STAR Board.”

Q:	When and where will the special meetings be held?

A:	The IRT special meeting will be held at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, on December 13, 2021, at 9:00 a.m., Eastern Time.

The STAR special meeting will be held virtually via live webcast at www.proxydocs.com/STAR on December 13, 2021, at 11:00 a.m., Pacific Time.

Q:	How do I vote?

A:	IRT. If you are a holder of record of IRT Common Stock as of the record date for the IRT special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold IRT Common Stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at your special meeting.

STAR. If you are a holder of record of STAR Common Stock as of the record date for the STAR special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of STAR Common Stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at your special meeting.

Q:	What am I being asked to vote upon?

A:

IRT. IRT stockholders are being asked to vote to approve the IRT Issuance Proposal and to approve a proposal to adjourn the IRT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the IRT Issuance Proposal, if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “IRT Adjournment Proposal”).

STAR. STAR stockholders are being asked to vote to approve the STAR Merger Proposal. STAR stockholders are also being asked to approve a proposal by advisory (non-binding) vote, the compensation that may be paid or become payable to the named executive officers of STAR in connection with the Company Merger (which we refer to as the “STAR Compensation Proposal”) and to approve a proposal to adjourn the STAR special meeting to solicit additional proxies in favor of the STAR Merger Proposal if there are not sufficient votes to approve such proposal, if necessary and as determined by the chair of the STAR special meeting (which we refer to as the “STAR Adjournment Proposal”).

The Mergers cannot be consummated without the approval by IRT stockholders of the IRT Issuance Proposal and the approval by STAR stockholders of the STAR Merger Proposal.

Q:	What vote is required to approve each proposal?

A:	IRT.

•	The IRT Issuance Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders at the IRT special meeting, assuming a quorum is present.

•	The IRT Adjournment Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders at the IRT special meeting.

STAR.

•	The STAR Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of STAR Common Stock.

•

The STAR Compensation Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock at the STAR special meeting, assuming a quorum is present; however, such vote is non-binding and advisory only.

•	The STAR Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock at the STAR special meeting.

Q:	How do the IRT Board and STAR Board recommend that I vote?

A:	IRT. The IRT Board unanimously recommends that holders of IRT Common Stock vote “FOR” the IRT Issuance Proposal and “FOR” the IRT Adjournment Proposal.

STAR. The STAR Board unanimously recommends that holders of STAR Common Stock vote “FOR” the STAR Merger Proposal, “FOR” the STAR Compensation Proposal and “FOR” the STAR Adjournment Proposal.

Q:	How many votes do I have?

A:

IRT. You are entitled to one vote for each share of IRT Common Stock that you owned as of the close of business on the record date. As of the close of business on September 27, 2021, the record date for the IRT special meeting, there were 105,106,712 outstanding shares of IRT Common Stock, approximately 0.8% of which were beneficially owned by IRT directors and executive officers and their affiliates.

STAR. You are entitled to one vote for each share of STAR Common Stock that you owned as of the close of business on the record date. As of the close of business on September 27, 2021, the record date for the STAR special meeting, there were 110,188,806 outstanding shares of STAR Common Stock, approximately 0.9% of which were beneficially owned by STAR directors and executive officers and their affiliates.

Q:	What constitutes a quorum?

A:

IRT. Stockholders who hold a majority of the shares of IRT Common Stock outstanding on the record date and who are entitled to vote must be present or represented by proxy to constitute a quorum at the IRT special meeting.

STAR. Stockholders who hold a majority of the shares of STAR Common Stock outstanding on the record date and who are entitled to vote must be present (virtually) or represented by proxy to constitute a quorum at the STAR special meeting.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold your shares of common stock in a stock brokerage account or if your shares of common stock are held by a bank or nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares of common stock. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares of common stock held in street name by returning a proxy card directly to IRT or STAR unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. If you are an IRT stockholder, you may not vote shares of IRT Common Stock held in street name by voting in person at the IRT special meeting unless you provide a “legal proxy.” If you are a STAR stockholder, you may not vote shares of STAR Common Stock held in street name by voting in person (virtually) at the STAR special meeting unless you provide a “legal proxy.” Further, brokers who hold shares of IRT Common Stock or STAR Common Stock on behalf of their customers may not give a proxy to IRT or STAR to vote those shares without specific instructions from their customers.

Q:	What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:

IRT. If you are an IRT stockholder and you do not instruct your broker, bank or nominee on how to vote your shares of common stock, your broker will not be permitted to vote your shares on the IRT Issuance Proposal or the IRT Adjournment Proposal. Broker non-votes will have no effect on the IRT Issuance Proposal, assuming a quorum is present, or the IRT Adjournment Proposal.

STAR. If you are a STAR stockholder and you fail to instruct your broker, bank or nominee to vote your shares of STAR Common Stock, your broker will not be permitted to vote your shares on the STAR Merger Proposal, the STAR Compensation Proposal, or the STAR Adjournment Proposal. Broker non-votes will have the same effect as a vote against the STAR Merger Proposal, but it will have no effect on the STAR Compensation Proposal, assuming a quorum is present, or the STAR Adjournment Proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

IRT. If you are an IRT stockholder and fail to vote, it will have no effect on the IRT Issuance Proposal or the IRT Adjournment Proposal, assuming a quorum is present. If you are an IRT stockholder and abstain from voting, it will have the same effect as a vote against the IRT Issuance Proposal but it will have no effect on the IRT Adjournment Proposal.

STAR. If you are a STAR stockholder and fail to vote or abstain from voting, it will have the same effect as a vote against the STAR Merger Proposal, assuming a quorum is present, but it will have no effect on the STAR Compensation Proposal, assuming a quorum is present, or the STAR Adjournment Proposal.

Q:	What if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares of IRT Common Stock or STAR Common Stock will be voted in accordance with the recommendation of the IRT Board or the STAR Board, as applicable, with respect to such proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	if you are a holder of record, you can attend your special meeting and vote in person (virtually, with respect to the STAR special meeting), which will automatically cancel any proxy previously given.

Attending the IRT special meeting or the STAR special meeting without voting will not, by itself, revoke your proxy. If your shares of IRT Common Stock or STAR Common Stock are held by a bank, broker or nominee, you should follow the instructions provided by the bank, broker or nominee.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to be received by the secretary of IRT or the secretary of STAR, as appropriate, no later than the beginning of the IRT special meeting or the STAR special meeting. If your shares of IRT Common Stock or STAR Common Stock are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Q:	What does it mean if I receive more than one set of voting materials for the IRT special meeting or the STAR special meeting?

A:

You may receive more than one set of voting materials for the IRT special meeting and/or the STAR special meeting, as applicable, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of IRT Common Stock or your shares of STAR Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of IRT Common Stock or shares of

STAR Common Stock. If you are a holder of record and your shares of IRT Common Stock or your shares of STAR Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the internet.

Q:	Are there any conditions to closing of the Mergers that must be satisfied for the Mergers to be consummated?

A:

Yes. In addition to the approvals of the stockholders of each of IRT and STAR described herein, there are a number of conditions that must be satisfied or waived for the Mergers to be consummated. For more information, see “The Merger Agreement — Conditions to Completion of the Mergers.”

Q:	When do you expect the Mergers to be consummated?

A:

IRT and STAR are working to consummate the Mergers in the fourth quarter of 2021. However, the Mergers are subject to various conditions, and it is possible that factors outside the control of IRT and STAR could result in the Mergers being consummated at a later time, or not at all. There may be a substantial amount of time between the respective IRT special meeting and the STAR special meeting and the consummation of the Mergers. IRT and STAR hope to consummate the Mergers as soon as reasonably practicable following the satisfaction of all applicable conditions.

Q:	Who will be the board of directors and management of the combined company?

A:

Upon consummation of the Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the IRT Board and the following five incumbent directors of the STAR Board: Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington; and Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell, respectively.

In addition, upon consummation of the Mergers, Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company; and Ella S. Neyland, currently STAR’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company.

Q:	Will IRT and STAR continue to pay distributions prior to the closing of the Mergers?

A:

Yes. The Merger Agreement permits IRT and IRT OP to pay (1) quarterly distributions of up to $0.12 per share of IRT Common Stock for each quarter or partial quarter ending prior to the Company Merger Effective Time and (2) distributions per IROP Common Unit in the same amount as a dividend per share of IRT Common Stock. The Merger Agreement permits STAR and STAR OP to pay (1) daily distributions (payable monthly) of up to $0.001438 per share of STAR Common Stock for each calendar day ending prior to the Company Merger Effective Time and (2) a distribution per STAR OP Unit in the same amount as a dividend per share of STAR Common Stock. In addition, the Merger Agreement permits both IRT and STAR to distribute additional amounts that are determined to be the minimum dividend required to be distributed in order to for it to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise tax.

Q:	What are the material U.S. federal income tax consequences of the Company Merger to U.S. holders?

A:

It is intended that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Mergers is conditioned on the receipt by each of IRT and STAR of an opinion from its respective counsel to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Company Merger qualifies as a reorganization, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences”) of shares of STAR Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of IRT Common Stock in exchange for STAR Common Stock in connection with the Mergers, except with respect to cash received in lieu of fractional shares of IRT Common Stock. Holders of STAR Common Stock should read the discussion under the heading “Material U.S. Federal Income Tax Consequences” and consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Mergers.

Q:	Are STAR and IRT stockholders entitled to appraisal rights or dissenters’ rights in connection with the Mergers?

A:

No. Holders of STAR Common Stock and IRT Common Stock will not be entitled to appraisal rights or dissenters’ rights in the Mergers under Section 3-202 of the Maryland General Corporation Law (which we refer to as the “MGCL”) because, in the case of STAR, its charter expressly excludes these rights unless the STAR Board determines otherwise, and in the case of IRT, because the issuance of IRT Common Stock in the Company Merger is not a transaction for which these rights may be had, and because its common stock is listed on a national securities exchange. For more information, see “The Mergers—No Appraisal or Dissenters’ Rights.”

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus, including its annexes.

In order for your shares to be voted at the IRT special meeting or the STAR special meeting:

•	you can attend the IRT special meeting in person or the STAR special meeting virtually;

•	you can authorize a proxy to vote your shares through the Internet or by telephone by following the instructions included on your proxy card; or

•	you can indicate on the enclosed proxy or voting instruction card how you would like to vote and return the card in the accompanying postage-paid envelope.

Q:	Will I receive any fractional shares of IRT Common Stock in connection with the Mergers?

A:	No. All holders of STAR Common Stock entitled to receive IRT Common Stock in connection with the Mergers will receive cash in lieu of fractional shares.

Q:	Do I need identification to attend the IRT special meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of IRT Common Stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of IRT Common Stock on the applicable record date.

Q:	What do I need to do to attend the STAR special meeting virtually?

A:

To be admitted to the live webcast for the STAR special meeting, you must register at www.proxydocs.com/STAR by 5:00 p.m. Pacific Time on December 9, 2021. You will be asked to provide the control number located inside the shaded gray box on your proxy card. After completion of your registration by the registration deadline, further instructions, including a unique link to access the STAR special meeting, will be emailed to you.

Q:	Who can help answer my questions?

A:

IRT stockholders or STAR stockholders who have questions about the Mergers or the other matters to be voted on at the special meetings or who desire additional copies of this joint proxy statement/prospectus or additional proxy or voting instruction cards should contact:

if you are an IRT stockholder:	if you are a STAR stockholder:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Call Toll-Free: (866) 416-0553 Banks and Brokers Call: (212) 269-5550 irt@dfking.com	Mediant Communications, Inc. P.O. Box 8035 Cary, NC 27512 (844) 391-3598

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all of the information that is important to you. IRT and STAR urge you to read carefully this joint proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all of the information that might be important to you with respect to the Mergers and the related matters being considered at the applicable special meeting. See also “Where You Can Find More Information.” We have included page references to direct you to a more complete description of the topics presented in this summary.

Information about the Companies

Independence Realty Trust, Inc. (See page 42)

IRT, a Maryland corporation, is a self-administered and self-managed Maryland REIT that acquires, owns, operates, improves and manages multifamily apartment communities across non-gateway U.S. markets. As of June 30, 2021, IRT owned a diversified portfolio of 58 multifamily apartment properties, totaling 16,261 units. IRT’s properties are located in Georgia, North Carolina, Tennessee, Kentucky, Ohio, Oklahoma, Indiana, Texas, Florida, South Carolina, Missouri, and Alabama. IRT does not have any foreign operations and its business is not seasonal.

IRT’s primary business objective is to maximize stockholder value through diligent portfolio management, strong operational performance, and a consistent return of capital through distributions and capital appreciation. Its investment strategy is focused on the following:

•

gaining scale within key amenity rich submarkets of non-gateway cities that offer good school districts, high-quality retail and major employment centers and are unlikely to experience substantial new apartment construction in the foreseeable future;

•	increasing cash flows at our existing apartment properties through prudent property management and strategic renovation projects; and

•

acquiring additional properties that have strong and stable occupancies and support a rise in rental rates or that have the potential for repositioning through capital expenditures or tailored management strategies.

The principal offices of IRT are located at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800. IRT has offices in Philadelphia, Pennsylvania and Chicago, Illinois.

IRT Common Stock is listed on the NYSE, trading under the symbol “IRT.”

Additional information about IRT and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Independence Realty Operating Partnership, LP (See page 42)

IRT owns all of its assets and conducts substantially all of its operations through IRT OP, a Delaware limited partnership, of which IRT is the sole general partner. As of June 30, 2021, IRT owned a 99.5% interest in IRT OP. The remaining 0.5% consists of IROP Common Units issued to third parties in exchange for contributions of properties to IRT OP. The principal executive offices of IRT OP are located at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800.

IRSTAR Sub, LLC (See page 42)

IRT Merger Sub, a Maryland limited liability company, is a direct, wholly owned subsidiary of IRT. IRT Merger Sub was formed by IRT solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. IRT Merger Sub has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Its principal executive offices are located at c/o Independence Realty Trust, Inc., 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800.

Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P. (See page 42)

STAR was formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2014. STAR owns and operates a diverse portfolio of real estate investments, primarily in the multifamily sector located throughout the United States.

As of June 30, 2021, STAR owned and managed 70 multifamily properties comprising a total of 21,936 apartment homes and three parcels of land held for the development of apartment homes.

Substantially all of STAR’s business is conducted through STAR OP, of which STAR is the sole general partner. As of June 30, 2021, STAR was the holder of 94% of the STAR OP Units.

The principal offices of STAR and STAR OP are located at 18100 Von Karman Avenue, Suite 200, Irvine, CA 92612, and its telephone number is (949) 569-9700.

STAR Common Stock is not publicly traded.

For more information on STAR, please see STAR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the period ended June 30, 2021, copies of which are attached to this joint proxy statement/prospectus as Annex E and Annex F, respectively.

Risk Factors (See page 24)

Before voting at the IRT special meeting or the STAR special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 24, including the risks that:

•	the Mergers are subject to a number of conditions, and may not be consummated on the terms or timeline currently contemplated, or at all;

•	the Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock price of IRT;

•	IRT and STAR stockholders will be significantly diluted by the Mergers;

•	provisions in the Merger Agreement could discourage a potential competing acquiror of either IRT or STAR;

•	if the Mergers do not occur, one of the companies may incur payment obligations to the other;

•	the pendency of the Mergers could adversely affect the business and operations of IRT and STAR;

•	certain directors and executive officers of IRT or STAR may have different interests in seeing the Mergers consummated than stockholders of IRT or STAR;

•	the Mergers are not consummated by January 31, 2022, resulting in either IRT or STAR terminating the Merger Agreement;

•	the Company Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

an adverse litigation outcome relating to the Merger Agreement, or the transactions contemplated thereby, has a material adverse impact on IRT’s or STAR’s businesses or their ability to consummate the Mergers;

•	IRT and STAR expect to incur substantial costs in connection with the Mergers and the other transactions contemplated by the Merger Agreement;

•

IRT and STAR may be unable to successfully integrate their businesses and realize the anticipated synergies in order to realize the anticipated benefits of the Mergers, or to do so within the anticipated timeframe; and

•

the historical and unaudited pro forma condensed combined financial statements may not be representative of the combined company’s results after the Mergers and the other transactions contemplated by the Merger Agreement.

IRT Common Stock Offering

On July 26, 2021, IRT commenced an offering (the “IRT Common Stock Offering”) of shares of IRT Common Stock on a forward sale basis, and on July 27, 2021, IRT and IRT OP entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and BMO Capital Markets Corp., as representatives of the several underwriters named therein (collectively, the “Underwriters”), BMO Capital Markets Corp., in its capacity as agent (in such capacity, the “Forward Seller”) for Bank of Montreal, as forward counterparty (the “Forward Counterparty”) and the Forward Counterparty relating to the sale, on a forward basis, of an aggregate of 16,100,000 shares of IRT Common Stock at a price to the Underwriters of $17.04 per share. The IRT Common Stock Offering closed on July 30, 2021. IRT did not initially receive any proceeds from the sale of shares of IRT Common Stock by the Forward Seller to the Underwriters.

In connection with the IRT Common Stock Offering, IRT entered into forward sale agreements with the Forward Seller and Forward Counterparty (collectively, the “IRT Forward Sale Agreements”). In connection with the IRT Forward Sale Agreements, the Forward Seller (or its affiliate) borrowed from third parties and sold to the Underwriters an aggregate of 16,100,000 shares of IRT Common Stock that were sold in the IRT Common Stock Offering. IRT expects to physically settle the IRT Forward Sale Agreements and receive proceeds, subject to certain adjustments, from the sale of those shares upon one or more such physical settlements no later than July 30, 2022, the scheduled maturity date of the IRT Forward Sale Agreements. The Forward Sale Agreements provide for an initial forward sale price of $17.04 per share, subject to certain adjustments pursuant to the terms of each of the Forward Sale Agreements. IRT intends to use substantially all of the net proceeds from the full physical settlement of the IRT Forward Sale Agreements to repay indebtedness, including, potentially, indebtedness that IRT will assume upon consummation of the Mergers, and to use the balance of the net proceeds for general working capital, including to pay fees and expenses that IRT has incurred and will continue to incur in connection with the Mergers. If the pending Mergers are not consummated for any reason, IRT will have broad discretion to use the net proceeds of the IRT Common Stock Offering for general business purposes, including other acquisitions and repayment of indebtedness.

The Mergers

The Merger Agreement (See page 102)

IRT and STAR have entered into the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. The IRT Board and the STAR Board have both unanimously approved the Merger Agreement and the transactions contemplated thereby. IRT and STAR encourage you to read the entire Merger Agreement carefully because it is the principal legal document governing the Mergers.

Form of the Mergers (See page 102)

Pursuant to the Merger Agreement, the combination of the businesses of IRT and STAR will be accomplished through (i) a merger of STAR with and into IRT Merger Sub, with IRT Merger Sub continuing as the surviving entity, and (ii) immediately thereafter, a merger of STAR OP with and into IRT OP, with IRT OP continuing as the surviving entity.

Upon the consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the IRT Forward Sale Agreements prior to consummation of the Mergers, IRT and STAR estimate that legacy IRT stockholders and holders of IROP Common Units will own approximately 53% of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and legacy STAR stockholders and STAR OP unitholders will own approximately 47% of the issued and outstanding shares of IRT Common Stock and IROP Common Units.

Merger Consideration (See page 103)

Pursuant to the terms of the Merger Agreement, upon consummation of the Company Merger, holders of STAR Common Stock will have the right to receive 0.905 newly issued shares of IRT Common Stock for each share of STAR Common Stock they own immediately prior to the Company Merger Effective Time, with cash paid in lieu of fractional shares. The Exchange Ratio in the Mergers is fixed and will not be adjusted for changes in the market value of IRT Common Stock. Because of this, the implied value of the consideration to STAR stockholders in the Company Merger will fluctuate between now and the consummation of the Company Merger. Based on the closing price of IRT Common Stock on the NYSE of $20.00 on July 23, 2021, the last trading day before public announcement of the Mergers, the Exchange Ratio represented approximately $18.10 in IRT Common Stock for each share of STAR Common Stock. Based on the closing price of IRT Common Stock on the NYSE of $20.23 on September 20, 2021, the latest practicable date before the date of this joint proxy statement/prospectus, the Exchange Ratio represented approximately $18.31 in IRT Common Stock for each share of STAR Common Stock. For more information, see “Comparative Stock Prices and Dividends.”

The following table presents trading information for IRT Common Stock on July 23, 2021, the last trading day before public announcement of the Mergers, and September 20, 2021, the latest practicable date before the date of this joint proxy statement/prospectus.

IRT Common Stock (Close)
July 23, 2021	$20.00
September 20, 2021	$20.23

The market price of IRT Common Stock fluctuates. As a result, we urge you to obtain current market quotations of IRT Common Stock.

The Merger Agreement provides that, at the Partnership Merger Effective Time, (1) each Class A STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio and will be owned by IRT through IRT Merger Sub and (2) each Class A-2 STAR OP Unit and each Class B STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio. Holders of IROP Common Units generally have the right, subject to certain time restrictions, to tender their IROP Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IROP Common Unit tendered for redemption.

Treatment of STAR Restricted Shares (See page 103)

The Merger Agreement provides that, at the Company Merger Effective Time, each award of shares of restricted STAR Common Stock that is subject to vesting or other forfeiture conditions, other than vesting or forfeiture conditions that terminate at the Company Merger Effective Time, (“STAR Restricted Shares”) that is outstanding immediately prior to the Company Merger Effective Time will be automatically converted into a number of shares of restricted IRT Common Stock (“IRT Restricted Shares”) (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of STAR Common Stock subject to such restricted stock award immediately prior to the Company Merger Effective Time by (B) the Exchange Ratio. Notwithstanding the foregoing, with respect to any STAR Restricted Shares held by a grantee who is a non-employee member of the STAR Board immediately prior to the Company Merger Effective Time and who does not become a member of the board of directors of the combined company at the Company Merger Effective Time, such STAR Restricted Shares will vest upon the Company Merger Effective Time and therefore any IRT Restricted Shares issued in respect thereof will be fully vested and non-forfeitable.

Each IRT Restricted Share will be subject to the same terms and conditions as applied to the corresponding STAR Restricted Share immediately prior to the Company Merger Effective Time, subject to certain exceptions described in the section “The Mergers—Interests of STAR Directors and Executive Officers in the Mergers—Treatment of Outstanding Equity Awards” beginning on page 94.

Recommendations of the IRT Board (See page 57)

After careful consideration, the IRT Board, on July 26, 2021, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Mergers, and declared the Merger Agreement and such transactions (including the issuance of IRT Common Stock in the Company Merger) to be advisable and in the best interests of IRT and the stockholders of IRT.

The IRT Board unanimously recommends that holders of IRT Common Stock vote “FOR” the IRT Issuance Proposal and “FOR” the IRT Adjournment Proposal.

For the factors considered by the IRT Board in reaching its decision to approve the Merger Agreement and the recommendations of the IRT Board, see “The Mergers—IRT’s Reasons for the Mergers; Recommendations of the IRT Board.”

Recommendations of the STAR Board (See page 61)

After careful consideration, the STAR Board, on July 24, 2021, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Mergers, and declared the Merger Agreement and such transactions to be advisable and in the best interests of STAR and the stockholders of STAR.

The STAR Board unanimously recommends that the STAR stockholders vote “FOR” the STAR Merger Proposal, “FOR” the STAR Compensation Proposal and “FOR” the STAR Adjournment Proposal.

For the factors considered by the STAR Board in reaching its decision to approve the Merger Agreement and the recommendations of the STAR Board, see “The Mergers—STAR’s Reasons for the Mergers; Recommendations of the STAR Board.”

Opinions of IRT’s Financial Advisors (See page 64)

Opinion of Barclays Capital Inc.

IRT engaged Barclays Capital Inc. (“Barclays”) to act as one of its two financial advisors with respect to the Mergers. On July 26, 2021, Barclays rendered its oral opinion (which opinion was subsequently confirmed in writing) to the IRT Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio was fair, from a financial point of view, to IRT, as more fully described in the section of this proxy statement/prospectus entitled “The Mergers—Opinions of IRT’s Financial Advisors—Opinion of Barclays Capital Inc.” beginning on page 64. The summary of Barclays’ opinion set forth below is qualified in its entirety by reference to the full text of Barclays’ written opinion.

The full text of Barclays’ written opinion, dated as of July 26, 2021, is attached as Annex B to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Barclays’ opinion was addressed to the IRT Board and addressed only the fairness, from a financial point of view, of the Exchange Ratio to IRT and does not constitute a recommendation to any IRT stockholder as to how such stockholder should vote with respect to the Mergers or any other matter. Barclays did not recommend any specific form of consideration to IRT or that any specific form of consideration constituted the only appropriate consideration for the Mergers. Barclays was not requested to opine as to, and its opinion does not in any manner address, IRT’s underlying business decision to proceed with or effect the Mergers, the likelihood of the consummation of the proposed transaction, or the relative merits of the Mergers as compared to any other transaction in which IRT may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the consideration paid in the Mergers or otherwise.

For additional information, see the section entitled “The Mergers—Opinions of IRT’s Financial Advisors—Opinion of Barclays Capital Inc.” beginning on page 64.

Opinion of BMO Capital Markets Corp.

In connection with the Mergers at the meeting of the IRT Board on July 26, 2021, IRT’s financial advisor, BMO Capital Markets Corp. (which we refer to as “BMO”), rendered to the IRT Board its oral opinion, subsequently confirmed by delivery of a written opinion dated July 26, 2021, as to the fairness, from a financial point of view, to IRT as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BMO as set forth in its written opinion, of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement.

The full text of BMO’s written opinion, dated July 26, 2021, is attached to this proxy statement as Annex C and is incorporated into this proxy statement/prospectus by reference. You should read BMO’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by BMO in rendering its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. BMO’s opinion was directed to the IRT Board in its capacity as such and addressed only the fairness, from a financial point of view, to IRT as of the date of the opinion, of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement. The opinion did not address any other aspects or implications of the Mergers and did not address the relative merits of the Mergers contemplated by the Merger Agreement as compared to other business or financial strategies that might have been available, nor did it address the underlying business decision to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. BMO’s opinion was not intended to, and does not, constitute advice or a recommendation as to how any holder of IRT Common Stock should vote at the special meeting or take any other action with respect to the Mergers.

See “The Mergers—Opinions of IRT’s Financial Advisors—Opinion of BMO Capital Markets Corp.” beginning on page 72.

Opinion of STAR’s Financial Advisor (See page 78)

STAR engaged RBC Capital Markets, LLC, which we refer to as “RBC Capital Markets,” as a financial advisor to STAR in connection with the Mergers. As part of this engagement, RBC Capital Markets delivered an opinion, dated July 26, 2021, to the STAR Board as to the fairness, from a financial point of view and as of such date, of the Exchange Ratio provided for pursuant to the Merger Agreement. The full text of RBC Capital Markets’ written opinion, dated July 26, 2021, is attached as Annex D to this joint proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the STAR Board for the benefit, information and assistance of the STAR Board (in its capacity as such) in connection with its evaluation of the Mergers. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the Mergers. RBC Capital Markets’ opinion also did not address the underlying business decision of STAR to engage in the Mergers or the relative merits of the Mergers compared to any alternative business strategy or transaction that may be available to STAR or which STAR might engage in or consider.

RBC Capital Markets’ opinion spoke only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the Mergers or any proposal to be voted upon in connection with the Mergers or otherwise.

Interests of IRT Directors and Executive Officers in the Mergers (See page 93)

In addition to their interests in the Mergers as stockholders, the directors and executive officers of IRT have interests in the Mergers that may be different from, or in addition to, those of IRT stockholders generally. The IRT Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Upon consummation of the Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the IRT Board and the following five incumbent directors of the STAR Board: Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington; and Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell, respectively. In addition, upon consummation of the Mergers, Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; and Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company.

In addition, the Mergers are expected to constitute a “change in control” for purposes of Mr. Schaeffer’s employment agreement. Under that agreement, upon a termination without cause or a resignation with good reason (and subject to execution of a release), Mr. Schaeffer will become entitled to severance benefits, including a cash payment equal to a multiple of his annual base salary and his average annual bonus received for the three years preceding his termination.

Interests of STAR Directors and Executive Officers in the Mergers (See page 94)

In considering the recommendation of the STAR Board to approve the STAR Merger Proposal, STAR stockholders should be aware that STAR’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of STAR stockholders generally, including potential severance benefits, potential appointment to the IRT Board, and rights to ongoing indemnification and insurance coverage. The STAR Board was aware of those interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Mergers), and in recommending to STAR stockholders that the STAR Merger Proposal be approved.

In addition, upon consummation of the Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the IRT Board and the following five incumbent directors of the STAR Board: Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington; and Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell, respectively. Upon consummation of the Mergers, Ella S. Neyland, currently STAR’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company.

Letter Agreement (See page 98)

On July 26, 2021, STAR entered into a letter agreement (the “Letter Agreement”) with Rodney Emery, the Chief Executive Officer and Chairman of STAR, and Steadfast REIT Investments, LLC (“SRI”). SRI is a controlled affiliate of Mr. Emery not otherwise related to STAR. In the Letter Agreement, and subject to limitations, SRI agreed to indemnify STAR and its subsidiaries and their successors (including IRT and its subsidiaries) (collectively, the “Indemnified Parties”) for 75% of certain expenses and other liabilities incurred in connection with covered stockholder claims.

Accounting Treatment (See page 99)

IRT and STAR prepare their financial statements, respectively, in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). The Mergers will be accounted for by applying the acquisition method of accounting in accordance with ASC 805, Business Combinations, with IRT treated as the acquiror. For more information, see “The Mergers—Accounting Treatment.”

Regulatory Approvals (See page 100)

IRT and STAR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Mergers or the other transactions contemplated by the Merger Agreement.

Closing; Effective Time of the Mergers (See page 102)

IRT and STAR expect to consummate the Mergers in the fourth quarter of 2021. However, the Mergers are subject to various conditions, and it is possible that factors outside the control of IRT and STAR could result in the Mergers being consummated at a later time, or not at all. There may be a substantial amount of time between the respective IRT special meeting and STAR special meeting and the consummation of the Mergers. IRT and STAR expect to consummate the Mergers as soon as reasonably practicable following the satisfaction of all applicable conditions.

Conditions to Completion of the Mergers (See page 120)

As more fully described in this joint proxy statement/prospectus and in the Merger Agreement, the consummation of the Mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	receipt of required approvals from IRT’s stockholders and from STAR’s stockholders;

•	approval for listing on the NYSE of the shares of IRT Common Stock to be issued in the Company Merger or reserved for issuance in connection with the Partnership Merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	the absence of a court order or other legal restraint preventing the consummation of the Mergers;

•	accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications;

•	material compliance with each party’s covenants;

•	receipt by each of IRT and STAR of an opinion of counsel to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	receipt by IRT of an opinion of counsel to STAR that STAR qualifies as a REIT under the Code, and receipt by STAR of an opinion of counsel to IRT that IRT qualifies as a REIT under the Code; and

•	receipt of certain lender consents.

IRT and STAR cannot be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be consummated at all.

No Solicitation; Permitted Change in Recommendation (See page 112)

Each of IRT and STAR has agreed to covenants prohibiting each party from soliciting, providing non-public information and entering into discussions or agreements concerning proposals relating to an alternative business combination transaction, subject to certain limited exceptions.

Prior to obtaining the requisite stockholder approval, the board of directors of either party may change its recommendation or terminate the Merger Agreement (to enter into an agreement with respect to a superior proposal) if (1) it has received an unsolicited written acquisition proposal that constitutes a superior proposal, and (2) its board of directors determines (x) after consultation with outside legal counsel that failure to do so would be inconsistent with the directors’ duties under applicable law, and (y) taking into account any changes to the Merger Agreement proposed in response by the other party, after consultation with outside legal counsel and independent financial advisors, that the superior proposal continues to constitute a superior proposal. The board of directors of either party may also change its recommendation in response to a material development or change in circumstances that was not known by it as of the date of the Merger Agreement if such party’s board of directors determines, after consultation with outside legal counsel, taking into account any changes to the Merger Agreement proposed in response by the other party, that failure to do so would be inconsistent with the directors’ duties under applicable law.

Termination of the Merger Agreement (See page 123)

The Merger Agreement may be terminated prior to the effective time of the Mergers, whether before or after the required approvals of the IRT stockholders and STAR stockholders are obtained:

•	by mutual written consent;

•	by either IRT or STAR, if the Mergers are not consummated on or before January 31, 2022;

•	by either IRT or STAR, if there is a permanent, non-appealable injunction or law restraining or prohibiting the consummation of the Mergers;

•	by either IRT or STAR, if the stockholders of either IRT or STAR fail to approve the transactions;

•

by IRT or STAR, as the case may be, if the other party’s board of directors changes its recommendation in favor of the transactions or the other party enters into an alternative acquisition agreement with respect to a superior proposal;

•	by IRT or STAR, as the case may be, if the other party has materially breached its covenant not to solicit acquisition proposals or its covenant to hold its stockholder meeting;

•	by IRT or STAR, as the case may be, in order to enter into a superior proposal (subject to compliance with certain terms and conditions included in the Merger Agreement); or

•	by IRT or STAR, as the case may be, if the other party has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period.

Termination Fees and Expenses (See page 124)

Generally, all fees and expenses incurred in connection with the Mergers and the transactions contemplated by the Merger Agreement will be paid by the party incurring those expenses, subject to certain exceptions. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances:

•	one party may be obligated to pay a termination fee to the other party of $74.0 million; or

•	one party may be obligated to pay the other party up to $10.0 million as expense reimbursement, which would be set off against any termination fee if the termination fee later becomes payable.

For more information, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by STAR to IRT” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by IRT to STAR.”

No Appraisal or Dissenters’ Rights (See page 105)

Under Maryland law, the holders of STAR Common Stock and IRT Common Stock, respectively, are not entitled to appraisal or dissenters’ rights in connection with the Mergers. For more information, see “The Mergers—No Appraisal or Dissenters’ Rights.”

Material U.S. Federal Income Tax Consequences of the Company Merger (See page 129)

IRT and STAR intend that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Mergers is conditioned on the receipt by each of IRT and STAR of an opinion from its respective counsel to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Company Merger qualifies as a reorganization, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Company Merger”) of shares of STAR Common Stock are not expected to recognize gain or loss as a result of the Company Merger (except with respect to the receipt of cash in lieu of fractional shares of IRT Common Stock).

For further discussion of certain U.S. federal income tax consequences of the Company Merger and the ownership and disposition of IRT Common Stock, see “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Company Merger” and “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Considerations Regarding IRT’s Taxation as a REIT.”

The IRT Special Meeting (See page 151)

The IRT special meeting will be held at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, on December 13, 2021, at 9:00 a.m. Eastern Time. You may vote at the IRT special meeting if you owned shares of IRT Common Stock at the close of business on September 27, 2021, the record date for the IRT special meeting. On that date, there were 105,106,712 shares of IRT Common Stock outstanding and entitled to vote. You may cast one vote for each share of IRT Common Stock that you owned on that date.

At the IRT special meeting, IRT stockholders will be asked to consider and vote upon:

•	the IRT Issuance Proposal; and

•	the IRT Adjournment Proposal.

The approval of the IRT Issuance Proposal is a condition to the consummation of the Mergers. The IRT Issuance Proposal requires approval by the affirmative vote of a majority of the votes cast by IRT Common Stockholders, in person or by proxy, at the IRT special meeting, assuming a quorum is present. The IRT Adjournment Proposal requires approval by the affirmative vote of a majority of the votes cast by IRT Common Stockholders, in person or by proxy, at the IRT special meeting.

On the record date, approximately 0.8% of the outstanding shares of IRT Common Stock was held by IRT directors and executive officers and their affiliates. IRT currently expects that the IRT directors and executive officers will vote their shares in favor of the IRT Issuance Proposal and the IRT Adjournment Proposal, although none has entered into any agreements obligating them to do so.

The IRT Board unanimously recommends that IRT stockholders vote “FOR” both of the proposals set forth above. For more information, see “The IRT Special Meeting.”

The STAR Special Meeting (See page 155)

The STAR special meeting will be held virtually via live webcast at www.proxydocs.com/STAR, on December 13, 2021, at 11:00 a.m. Pacific Time. You may vote at the STAR special meeting if you owned STAR Common Stock at the close of business on September 27, 2021, the record date for the STAR special meeting. On that date, there were 110,188,806 shares of STAR Common Stock outstanding and entitled to vote. Each share of STAR Common Stock is entitled to cast one vote on all matters that come before the STAR special meeting.

At the STAR special meeting, stockholders of STAR will be asked to consider and vote upon:

•	the STAR Merger Proposal;

•	the STAR Compensation Proposal; and

•	the STAR Adjournment Proposal.

The approval of the STAR Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of STAR Common Stock. The approval of the STAR Compensation Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock, in person (virtually) or by proxy, at the STAR special meeting, assuming a quorum is present. The STAR Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock, in person (virtually) or by proxy, at the STAR special meeting.

On the record date, approximately 0.9% of the outstanding shares of STAR Common Stock was held by STAR directors and executive officers and their affiliates. STAR currently expects that the directors and executive officers of STAR will vote their shares in favor of the STAR Merger Proposal, the STAR Compensation Proposal and the STAR Adjournment Proposal, although none has entered into any agreements obligating them to do so.

The STAR Board unanimously recommends that STAR stockholders vote “FOR” all of the proposals set forth above. For more information, see “The STAR Special Meeting.”

Rights of STAR Stockholders Will Change as a Result of the Mergers (See page 179)

STAR stockholders will have different rights once they become stockholders of IRT, due to differences between the governing documents of IRT and STAR. These differences are described in detail under “Comparison of Rights of IRT Stockholders and STAR Stockholders.”

Equivalent and Comparative Per Share Information

The following table sets forth, for the six months ended June 30, 2021 and the year ended December 31, 2020, selected per share information for IRT Common Stock on a historical and pro forma combined basis and for STAR Common Stock on a historical and pro forma equivalent basis. You should read the table below together with (i) the historical consolidated financial statements and related notes of IRT contained in its Quarterly Report on Form 10-Q for the period ended June 30, 2021 and Annual Report on Form 10-K for the year ended December 31, 2020, both of which are incorporated by reference into this joint proxy statement/prospectus and (ii) the historical consolidated financial statements and related notes of STAR contained in its Quarterly Report on Form 10-Q for the period ended June 30, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, copies of which are attached to this joint proxy statement/prospectus as Annex F and Annex E, respectively. For more information, see “Where You Can Find More Information.”

The IRT pro forma combined earnings per share were calculated using the methodology as described below under the heading “Unaudited Pro Forma Condensed Consolidated Financial Data,” and are subject to all the assumptions, adjustments and limitations described thereunder. The unaudited pro forma condensed combined balance sheet data gives effect to the Mergers and the IRT Common Stock Sale as if they had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations data give effect to the Mergers and the IRT Common Stock Sale as if they had occurred on January 1, 2020. The STAR pro forma equivalent per common share amounts were calculated by multiplying the IRT pro forma combined per share amounts by the exchange ratio of 0.905. You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of IRT that actually would have occurred had the Mergers been consummated as of the date indicated above, nor is it necessarily indicative of the future operating results or financial position of the IRT.

	IRT (1)				STAR (2)
	Historical		Pro Forma for Mergers and IRT Common Stock Offering		Historical		Pro Forma for Mergers and IRT Common Stock Offering
	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Book earnings per share	$0.04	$0.16	$0.04	$(0.12)	$(0.25)	$(1.15)	$0.04	$(0.11)
Diluted earnings per share	0.04	0.16	0.04	(0.12)	(0.25)	(1.15)	0.04	(0.11)
Cash dividends declared per share	0.24	0.54	0.24	0.54	0.29	0.90	0.22	0.49
Book value per share (period end)	7.07		13.32		8.36		12.05

(1)

Dividends are declared and paid at the discretion of the IRT Board. The IRT Board may change IRT’s dividend policy at any time and there can be no assurance as to amount or timing of dividends in the future.

(2)

Dividends are declared and paid at the discretion of the STAR Board. The STAR Board may change STAR’s dividend policy at any time and there can be no assurance as to amount or timing of dividends in the future.

Comparative Stock Prices and Dividends

Shares of IRT Common Stock are listed for trading on the NYSE under the symbol “IRT.” STAR Common Stock is not listed on an exchange and there is no established public trading market for shares of STAR Common Stock. The following table presents trading information for IRT Common Stock on July 23, 2021, the last trading day before public announcement of the Merger Agreement and September 20, 2021, the latest practicable trading day before the date of this joint proxy statement/prospectus.

	IRT Common Stock
Date	High	Low	Close
July 23, 2021	$20.00	$19.70	$20.00
September 20, 2021	$20.28	$19.74	$20.23

For illustrative purposes, the following table provides STAR equivalent per share information on each of the specified dates. STAR equivalent per share amounts are calculated by multiplying the per share price of each share of IRT Common Stock by 0.905, the Exchange Ratio.

	STAR Common Stock
Date	High	Low	Close
July 23, 2021	$18.10	$17.83	$18.10
September 20, 2021	$18.35	$17.86	$18.31

The following table sets forth the high and low sales prices of IRT Common Stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

	High	Low	Dividend Declared
2018
First Quarter	$10.24	$8.26	$0.1800
Second Quarter	$10.39	$8.91	$0.1800
Third Quarter	$10.53	$9.81	$0.1800
Fourth Quarter	$10.59	$8.75	$0.1800
2019
First Quarter	$10.87	$8.92	$0.1800
Second Quarter	$12.17	$10.01	$0.1800
Third Quarter	$14.57	$11.49	$0.1800
Fourth Quarter	$15.89	$13.64	$0.1800
2020
First Quarter	$16.85	$7.44	$0.1800
Second Quarter	$12.20	$6.86	$0.1200
Third Quarter	$12.34	$10.40	$0.1200
Fourth Quarter	$14.12	$11.17	$0.1200
2021
First Quarter	$15.76	$13.01	$0.1200
Second Quarter	$18.83	$15.20	$0.1200
Third Quarter (through September 20, 2021)	$21.00	$16.50	$0.1200

STAR Distribution Data

The STAR Board historically has authorized distributions to STAR stockholders on a quarterly basis that accrue daily to STAR stockholders of record on each day and are payable in cumulative amounts on or before the 3rd day of each calendar month with respect to the prior month.

For the period from January 1, 2021 through January 31, 2021, distributions were based on daily record dates and calculated at a rate of $0.002466 per share of STAR Common Stock per day. For the period from February 1, 2021 through June 30, 2021, distributions were based on daily record dates and calculated at a rate of $0.001438 per share of STAR Common Stock per day, which if paid over a 365-day period is equivalent to $0.525 per share.

(in thousands, except per share amounts)	Total Distributions Paid to Common Stockholders	Distributions Declared Per Common Share
2018
First Quarter	$11,299	$0.222
Second Quarter	$11,594	$0.224
Third Quarter	$11,647	$0.227
Fourth Quarter	$11,573	$0.227
2019
First Quarter	$11,495	$0.222
Second Quarter	$11,798	$0.224
Third Quarter	$11,844	$0.227
Fourth Quarter	$11,767	$0.227
2020
First Quarter	$11,801	$0.224
Second Quarter	$23,968	$0.224
Third Quarter	$24,778	$0.226
Fourth Quarter	$24,615	$0.226
2021
First Quarter	$21,242	$0.161
Second Quarter	$14,581	$0.131
Third Quarter (through September 20, 2021)	$14,587	$0.118

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” whether you are an IRT stockholder or a STAR stockholder, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of IRT and STAR because these risks will also affect IRT following consummation of the Mergers. These risks can be found in (i) IRT’s Quarterly Report on Form 10-Q for the period ended June 30, 2021 and Annual Report on Form 10-K for the year ended December 31, 2020, both of which are incorporated by reference into this joint proxy statement/prospectus and (ii) STAR’s Quarterly Report on Form 10-Q for the period ended June 30, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, copies of which are attached to this joint proxy statement/prospectus as Annex F and Annex E, respectively. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Risks Relating to the Mergers

The Mergers may not be consummated on the terms or timeline currently contemplated, or at all. Consummation of the Mergers is subject to many conditions and if these conditions are not satisfied or waived, the Mergers will not be consummated, which could adversely affect the businesses of IRT or STAR, and, in certain circumstances, result in the requirement that IRT or STAR pay a termination fee or certain expense reimbursement.

Consummation of the Mergers is subject to certain conditions, including: (1) the receipt of required approvals from IRT’s stockholders and from STAR’s stockholders; (2) approval for listing of the shares of IRT Common Stock to be issued in the Mergers or reserved for issuance in connection therewith on the NYSE; (3) the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part; (4) the absence of a court order or other legal restraint preventing the consummation of the Mergers; (5) accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications; (6) material compliance with each party’s covenants; (7) receipt by each of IRT and STAR of an opinion to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (8) receipt by IRT of an opinion of counsel to STAR that STAR qualifies as a REIT under the Code, and receipt by STAR of an opinion of counsel to IRT that IRT qualifies as a REIT under the Code; and (9) receipt of certain lender consents.

Neither IRT nor STAR can provide assurance that the conditions to consummation of the Mergers will be satisfied or waived, and accordingly, that the Mergers will be consummated on the terms or timeline that the parties anticipate, or at all. IRT or STAR may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Mergers are not consummated by January 31, 2022.

Failure to consummate the Mergers may adversely affect IRT’s and/or STAR’s results of operations, financial condition and business prospects for many reasons, including, among others:

•

IRT and STAR will have incurred substantial costs relating to the Mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred or will continue to be incurred until consummation of the Mergers, which could adversely affect their respective financial conditions, results of operations and ability to make distributions to their respective stockholders and to pay the principal of and interest on their respective outstanding indebtedness;

•

the Mergers, whether or not they close, will divert the attention of the management of each of IRT and STAR instead of enabling them to more fully pursue other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having consummated the Mergers or the other transactions contemplated by the Merger Agreement; and

•	any reputational harm due to the adverse perception of any failure to successfully consummate the Mergers.

In addition, if the Merger Agreement is terminated under certain circumstances specified therein, IRT or STAR may be required to pay a $74.0 million termination fee or expense reimbursement of up to $10.0 million, as more fully described in “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by STAR to IRT” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by IRT to STAR.”

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of IRT’s common stock or in the relative values of IRT and STAR.

At the effective time of the Company Merger, each issued and outstanding share of STAR Common Stock (other than certain shares set forth in the Merger Agreement) will be automatically converted into the right to receive newly issued shares of IRT Common Stock equal to the Exchange Ratio, with cash paid in lieu of fractional shares. At the effective time of the Partnership Merger, each issued and outstanding common unit of STAR OP will be automatically converted into the right to receive 0.905 IROP Common Units. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of IRT Common Stock or in the relative values of IRT and STAR. The price of IRT Common Stock at the closing of the Mergers may vary from its price on July 26, 2021, the date the Merger Agreement was executed. Changes in IRT’s common stock price prior to consummation of the Mergers will affect the market value of the merger consideration, which may be more or less than the fair value of STAR’s net assets on the closing date. Changes in IRT’s common stock price may result from a variety of factors (many of which are beyond the control of IRT), including the following factors:

•	market reaction to the announcement of the Mergers;

•	changes in IRT’s business, operations, assets, liabilities or prospects;

•	changes in market assessments of the business, operations, financial position and prospects of IRT and STAR;

•	market assessments of the likelihood that the Mergers will be consummated;

•	interest rates, general market and economic conditions and other factors generally affecting the price of IRT Common Stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which IRT and STAR operate; and

•	other factors beyond the control of IRT or STAR, including those described in this “Risk Factors” section.

The price of IRT Common Stock on the closing date of the Mergers may vary from its price on July 26, 2021, the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of the stockholders of IRT and STAR. As a result, the market value of the merger consideration represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of IRT Common Stock during the period from July 23, 2021, the last trading day before public announcement of the Mergers, through September 20, 2021, the latest practicable date before the date of this joint proxy statement/prospectus, the Exchange Ratio of 0.905 represented a market value per share of STAR Common Stock ranging from a low of $16.53 to a high of $18.94.

Because the Mergers will be consummated after the date of the special meetings of the stockholders of IRT and STAR, respectively, at the time of your special meeting, you will not know the exact market value of the shares of IRT Common Stock that STAR stockholders will receive upon consummation of the Mergers. You should consider the following two risks:

•	if the price of shares of IRT Common Stock increases between July 26, 2021, the date the Merger Agreement was executed or the date of the IRT and STAR special meetings and the closing date of the Mergers, STAR stockholders will receive shares of IRT Common Stock that have a market value upon consummation of the Mergers that is greater than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Merger Agreement was executed or on the date of the IRT and STAR special meetings, respectively; and

•

if the price of shares of IRT Common Stock declines between July 26, 2021, the date the Merger Agreement was executed or the date of the IRT and STAR special meetings and the closing date of the Mergers, STAR stockholders will receive shares of IRT Common Stock that have a market value upon consummation of the Mergers that is less than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Merger Agreement was executed or on the date of the IRT and STAR special meetings, respectively.

Therefore, while the number of shares of IRT Common Stock to be issued per share of STAR Common Stock is fixed, and while the number of IROP Common Units to be issued per common unit of STAR OP is fixed, (1) IRT cannot be sure of the market value and consideration to be paid to STAR stockholders and STAR OP unitholders and (2) STAR stockholders and STAR OP unitholders cannot be sure of the market value of the consideration they will receive upon consummation of the Mergers.

The pendency of the Mergers could adversely affect the business and operations of IRT and STAR.

In connection with the pending Mergers, current and prospective employees of IRT and STAR may experience uncertainty about their future roles with IRT following the Mergers, which may materially adversely affect the ability of each of IRT and STAR to attract and retain key personnel during the pendency of the Mergers. In addition, due to operating covenants in the Merger Agreement, each of IRT and STAR may be unable (without the other party’s prior written consent), during the pendency of the Mergers, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial. Similarly, some current or prospective operators or vendors of each of IRT and STAR may delay or defer decisions, which could adversely affect the revenues, earnings, funds from operations, cash flows and expenses of IRT and STAR, regardless of whether the Mergers are consummated.

Some of the directors and executive officers of IRT and STAR have interests in seeing the Mergers consummated that are different from, or in addition to, those of the other IRT stockholders and STAR stockholders.

Certain of the directors and executive officers of IRT and directors and executive officers of STAR have interests in the Mergers that may be different from other IRT stockholders and STAR stockholders, respectively. These interests include, among other things, the continued service as a director or an executive officer of IRT following consummation of the Mergers. These interests, among other things, may influence or may have influenced the directors and executive officers of IRT and STAR to support or approve the Mergers. For more information, see “The Mergers—Interests of IRT Directors and Executive Officers in the Mergers” and “The Mergers—Interests of STAR Directors and Executive Officers in the Mergers.”

The Mergers and related transactions are subject to approval by stockholders of both IRT and STAR.

In order for the Mergers to be consummated, STAR stockholders must approve the Company Merger, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of STAR Common Stock entitled to vote on such proposal. In addition, IRT stockholders must approve the issuance of IRT Common Stock in the Mergers by the affirmative vote of at least a majority of the votes cast on such proposal. This approval by IRT stockholders is required under applicable NYSE rules.

IRT and STAR stockholders will be significantly diluted by the Mergers.

The Mergers will significantly dilute the ownership position of IRT stockholders and result in STAR stockholders having an ownership stake in IRT that is smaller than their current stake in STAR. Upon the consummation of the Mergers, based on the number of shares of IRT Common Stock and STAR Common Stock outstanding as of the record date, and assuming issuance by IRT of 16,100,000 shares of common stock in full physical settlement of the IRT Forward Sale Agreements prior to consummation of the Mergers, IRT and STAR estimate that legacy IRT stockholders and holders of IROP Common Units will own approximately 53% of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and legacy STAR stockholders and STAR OP unitholders will own approximately 47% of the issued and outstanding shares of IRT Common Stock and IROP Common Units. IRT may also issue additional shares of common stock or preferred stock in the future and IRT OP may issue additional units of limited partnership in the future and such issuances would create further dilution. Consequently, IRT stockholders and STAR stockholders, as a general matter, will have less influence over the management and policies of IRT after consummation of the Mergers than they currently exercise over the management and policies of IRT and STAR, respectively.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of either IRT or STAR or could result in any competing proposal being at a lower price than it might otherwise be.

The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of each of IRT and STAR to solicit, initiate, knowingly encourage or facilitate competing third-party proposals to effect, among other things, a merger, reorganization, share sale, share exchange, asset sale, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving any purchase or sale of 20% or more of the consolidated assets of IRT or STAR. In addition, either IRT or STAR generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any competing “acquisition proposal” that may be made to the other party before the board of directors of such other party may withdraw or modify its recommendation in response to such competing acquisition proposal or may terminate the Merger Agreement to enter into such a competing acquisition proposal. In some circumstances, on termination of the Merger Agreement, one of the parties may be required to pay a $74.0 million termination fee to the other party or expense reimbursement of up to $10.0 million.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of IRT or STAR from considering or proposing such an acquisition, even if it were prepared to pay consideration with a higher value than the value expected to be received or realized in the Mergers, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee and expense reimbursement that may become payable in certain circumstances under the Merger Agreement. For more information, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by STAR to IRT” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by IRT to STAR.”

An adverse outcome in any litigation or other legal proceedings relating to the Merger Agreement, or the transactions contemplated thereby, could have a material adverse impact on the businesses of IRT and STAR and their ability to consummate the transactions contemplated by the Merger Agreement.

Transactions similar to the Mergers are frequently the subject of litigation or other legal proceedings, including actions alleging that either parties’ board of directors breached their respective duties by entering into a merger agreement, by failing to obtain a greater value in the transaction for their stockholders or other equity holders or otherwise or any other claims (contractual or otherwise) arising out of a merger or the transactions related thereto. If litigation or other legal proceedings are brought against IRT, STAR and/or their respective boards of directors or subsidiaries in connection with the Merger Agreement, or the transactions contemplated thereby, the respective parties to the proceeding intend to defend against such actions but they might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on IRT’s or STAR’s ability to consummate the Mergers or their respective business, results of operation or financial position, including through the possible diversion of either company’s resources or distraction of key personnel.

If the Company Merger does not qualify as a reorganization, there may be adverse tax consequences.

The Company Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Consummation of the Company Merger is conditioned on the receipt by each of IRT and STAR of an opinion of its respective counsel to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, such opinions are not binding on the Internal Revenue Service. If the Company Merger were to fail to qualify as a reorganization, then each STAR stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of IRT Common Stock and cash in lieu of any fractional share of IRT Common Stock received by such STAR stockholder in the Company Merger; and (ii) the STAR stockholder’s adjusted tax basis in its STAR Common Stock. In addition, failure of the Company Merger to qualify as a reorganization may damage IRT’s reputation and have other adverse impacts on IRT.

Risks Relating to IRT Following Consummation of the Mergers

IRT expects to incur substantial expenses related to the Mergers and the transactions contemplated by the Merger Agreement.

IRT expects to incur substantial expenses in consummating the Mergers and integrating the business, operations, networks, systems, technologies, policies and procedures of IRT and STAR. There are a large number of systems that must be integrated or separated in connection with the Mergers, and the other transactions contemplated by the Merger Agreement, including leasing, billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While IRT and STAR have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. The expenses in connection with the Mergers and the transactions contemplated by the Merger Agreement are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following consummation of the Mergers, IRT may be unable to integrate the business of STAR successfully or realize the anticipated synergies and related benefits of the Mergers and the transactions contemplated by the Merger Agreement or do so within the anticipated time frame.

The Mergers involve the combination of IRT and STAR, two companies which currently operate as independent companies. In addition, STAR recently completed a series of transactions to provide for the internalization of its previously externalized management functions. IRT will be required to devote significant management attention and resources to integrating their business practices and operations. Potential difficulties that IRT and STAR may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of IRT and STAR in a manner that permits the combined company to achieve the synergies and cost savings anticipated to result from the Mergers, which would result in some anticipated benefits of the Mergers not being realized in the time frame currently anticipated or at all;

•	loss of revenue as a result of certain residents of either of IRT or STAR deciding not to do business with IRT;

•	the complexities associated with managing the combined company out of multiple locations and integrating personnel from the two companies;

•	the additional complexities of combining two companies with different histories, markets and customer bases;

•	the failure to retain key employees of either of IRT or STAR;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Mergers and the transactions contemplated by the Merger Agreement; and

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by consummating the Mergers and integrating IRT’s and STAR’s operations into the combined company.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with residents, customers, vendors, joint venture partners and employees or to achieve the anticipated benefits of the Mergers, or could otherwise adversely affect the business and financial results of the combined company. Furthermore, while it is anticipated that certain expenses will be incurred to achieve synergies, cost savings and related benefits of the Mergers, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits expected to be realized from the Mergers may be offset by costs incurred to, or delays in, integrating the businesses of IRT and STAR.

IRT’s level of indebtedness will increase substantially upon consummation of the Mergers and may increase the related risks IRT now faces.

Upon consummation of the Mergers, IRT intends to assume and/or refinance certain indebtedness of STAR and STAR OP and, as a result, IRT’s consolidated indebtedness will increase substantially and it will be subject to increased risks associated with debt financing, including an increased risk that IRT’s cash flows could be insufficient to meet required payments on its indebtedness or to continue to pay dividends on its common stock. On June 30, 2021, IRT had consolidated indebtedness of approximately $1.06 billion, net of approximately $4.6 million of unamortized deferred financing costs. Taking into account STAR’s consolidated indebtedness of approximately $2.13 billion, net of approximately $8.3 million of unamortized deferred financing costs, premiums and discounts, on June 30, 2021, the total consolidated indebtedness of the combined company (excluding fair value adjustments) as of June 30, 2021 would have been approximately $3.19 billion, net of unamortized deferred financing costs (or $2.92 billion assuming full physical settlement of the IRT Forward Sale Agreements and use of all net proceeds from the settlement to repay indebtedness, as more fully described in “Unaudited Pro Forma Condensed Combined Financial Statements”).

The combined company’s increased indebtedness could have important consequences to holders of its common stock, including:

•	increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•	limiting the combined company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•

requiring the combined company to use a substantial portion of its cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the combined company’s flexibility in planning for, or reacting to, changes in its business and its industry and economic conditions; and

•	putting the combined company at a disadvantage compared to its competitors with less indebtedness.

Additionally, if the combined company defaults under a debt instrument, it will automatically be in default under any other debt instrument that has cross-default provisions and the holders of all such indebtedness may be entitled to demand its immediate repayment. If the combined company defaults under a secured debt instrument, it may lose any property securing that indebtedness.

IRT may incur additional indebtedness in the future.

In connection with executing its business strategy following the Mergers, IRT expects to evaluate the possibility of acquiring additional properties and making strategic investments, and it may elect to finance these transactions by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the combined company following the Mergers, including hindering its ability to adjust to changing market, industry or economic conditions; limiting its ability to access the capital markets to refinance maturing debt or to fund acquisitions; limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the combined company more vulnerable to economic or industry downturns, including interest rate increases; and placing the combined company at a competitive disadvantage compared to less leveraged competitors.

The Mergers will result in changes to the IRT Board that may affect its strategy and operations.

Upon consummation of the Mergers, the IRT Board will be comprised of five incumbent directors of the IRT Board (Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington) and five incumbent directors of the STAR Board (Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell), with Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, continuing in these positions. This new composition of the board of directors may affect IRT’s business strategy and operating decisions following consummation of the Mergers. In addition, there can be no assurances that the new board of directors will function effectively as a team and that there will not be any adverse effects on IRT’s business as a result.

IRT will depend on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the combined company’s business.

The success of the combined company following consummation of the Mergers will depend in part upon its ability to retain key IRT and STAR executives and other employees. Key executives and other employees may depart either before or after consummation of the Mergers because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following consummation of the Mergers. Accordingly, no assurance can be given that IRT, STAR or, following consummation of the Mergers, the combined company, will be able to retain key executives or other employees to the same extent as in the past.

The future results of IRT will suffer if IRT does not effectively manage its operations following consummation of the Mergers and the transactions contemplated by the Merger Agreement.

Following the Mergers, IRT expects to continue to expand its operations through additional acquisitions, development opportunities and other strategic transactions, some of which involve complex challenges. The future success of the combined company will depend, in part, upon the ability of the combined company to manage its expansion opportunities, which pose substantial challenges for the combined company to integrate new operations into its existing business in an efficient and timely manner, to successfully monitor its operations, costs, regulatory compliance and service quality and to maintain other necessary internal controls. IRT and STAR cannot assure you that following consummation of the Mergers, the combined company’s expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The trading price of shares of IRT’s common stock following consummation of the Mergers may be affected by factors different from those affecting the price of shares of IRT Common Stock before consummation of the Mergers.

If the Mergers are consummated, then, based on the number of shares of IRT Common Stock and IROP Common Units and shares of STAR Common Stock and STAR OP Units outstanding as of the record date and assuming full physical settlement of IRT’s Forward Sale Agreements prior to consummation of the Mergers, immediately following consummation of the Mergers, legacy IRT stockholders and holders of IROP Common Units will hold approximately 53% of the outstanding shares of IRT Common Stock and IROP Common Units and legacy STAR stockholders and holders of STAR OP Units will hold approximately 47% of the outstanding shares of IRT Common Stock and IROP Common Units. The results of operations of IRT, as well as the trading price of IRT Common Stock, after consummation of the Mergers may be affected by factors different from those currently affecting the trading prices of IRT Common Stock. These different factors include:

•	a greater number of shares of IRT Common Stock and IROP Common Units outstanding, as compared to the number of shares of IRT Common Stock and IROP Common Units currently outstanding;

•	different stockholders in IRT;

•	IRT’s increased level of indebtedness; and

•	IRT owning different assets and maintaining different capitalizations.

Accordingly, the historical trading prices of IRT Common Stock and the historical financial results of IRT and STAR may not be indicative of these matters for IRT after the Mergers.

Holders of outstanding indebtedness of STAR may exercise contractual rights under the respective debt agreements in connection with the Mergers.

STAR is a party to debt agreements that give the lenders under such agreements certain rights following a merger or change of control, including the right to demand immediate repayment upon the merger or change of control absent a waiver or consent by the applicable lenders. Loan agreements covering substantially all of STAR’s indebtedness include such provisions. There is no assurance that any or all of the lenders will provide requested waivers or consents and if they do not, then the aggregate amount of indebtedness that would become due and payable upon consummation of the Mergers would be substantial and could result in a material adverse effect on IRT.

Risks Relating to REIT Status and Certain Tax Matters

IRT may incur adverse tax consequences if IRT or STAR has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of IRT and STAR has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Mergers. IRT intends to continue operating in such a manner following the Mergers. Neither IRT nor STAR has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of IRT or STAR may affect each company’s ability to qualify as a REIT. In order to qualify as a REIT, each of IRT and STAR must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

Consummation of the Mergers is conditioned on receipt by IRT of an opinion from Morrison & Foerster LLP to the effect that, for all taxable years commencing with STAR’s taxable year ended December 31, 2014 and through the Merger Effective Time, STAR has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and receipt by STAR of an opinion from Troutman Pepper Hamilton Sanders LLP to the effect that, for all taxable years commencing with IRT’s taxable year ended December 31, 2011, IRT has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year that includes the Merger Effective Time and future taxable years. The foregoing REIT opinions, however, will be based on the factual representations provided by IRT and STAR to counsel and limited by the assumptions set forth therein, and are not a guarantee that IRT or STAR, in fact, has qualified, or, in the case of IRT, will continue to qualify as a REIT, nor are such opinions binding on the IRS. Moreover, as noted above, neither IRT nor STAR has requested or plans to request a ruling from the IRS that it qualifies as a REIT.

If IRT loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if IRT retains its REIT status, if STAR is determined to have lost its REIT status for a taxable year ending on or before the Mergers, IRT would be subject to adverse tax consequences. This could substantially reduce IRT’s cash available for distribution, including cash available to pay dividends to its stockholders, because, assuming that IRT otherwise maintains its REIT qualification:

•

IRT generally would be subject to corporate level tax with respect to the built-in gain on each asset of STAR existing at the time of the Mergers if IRT were to dispose of the STAR asset during the five-year period following the Mergers;

•

IRT would succeed to any earnings and profits accumulated by STAR for taxable periods that it did not qualify as a REIT, and IRT would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if IRT does not timely distribute those earnings and profits, IRT could fail to qualify as a REIT); and

•	if STAR incurred any unpaid tax liabilities prior to the Mergers, those tax liabilities would be transferred to IRT as a result of the Mergers.

If there is an adjustment to STAR’s taxable income or dividends paid deductions for taxable years ending on or prior to the Mergers, IRT could elect to use the deficiency dividend procedure in order to maintain STAR’s REIT status for such taxable years. That deficiency dividend procedure could require IRT to make significant distributions to its stockholders and to pay significant interest to the IRS.

As a result of all these factors, IRT’s or STAR’s failure to qualify as a REIT could impair IRT’s ability to expand its business and raise capital, and would materially adversely affect the market value of its common stock. In addition, for years in which IRT does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

The U.S. federal income tax treatment of the cash that IRT might receive from cash settlement of the IRT Forward Sale Agreements is unclear and could jeopardize IRT’s ability to meet the REIT qualification requirements.

In the event that IRT elects to settle the IRT Forward Sale Agreements for cash and the settlement price is below the forward sale price, IRT would be entitled to receive a cash payment from the forward purchaser. Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a “securities futures contract,” as defined in the Code by reference to the Exchange Act. Although IRT believes that any amount received by IRT in exchange for IRT’s common stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether a forward sale agreement qualifies as a “securities futures contract,” the U.S. federal income tax treatment of any cash settlement payment IRT may receive is uncertain. In the event that IRT recognizes a significant gain from the cash settlement of the IRT Forward Sale Agreements, IRT might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, IRT may be able to rely upon the relief provisions under the Code in order to avoid the loss of IRT’s REIT status. Even if the relief provisions apply, IRT would be subject to a 100% tax on the greater of (1) the excess of 75% of IRT’s gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (2) the excess of 95% of IRT’s gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% gross income test, as discussed in Exhibit 99.1 to IRT’s Annual Report on Form 10-K for the year ended December 31, 2020 (“Material U.S. Federal Income Tax Considerations”) multiplied in either case by a fraction intended to reflect IRT’s profitability. In the event that these relief provisions were not available, IRT could lose its REIT status under the Code.

Risks Relating to an Investment in Common Stock of IRT following Consummation of the Mergers and the Transactions Contemplated by the Merger Agreement

The market price of IRT Common Stock may decline as a result of the Mergers and the transactions contemplated by the Merger Agreement.

The market price of IRT Common Stock may decline as a result of the Mergers and the transactions contemplated by the Merger Agreement if, among other things, IRT does not achieve the perceived benefits of the Mergers and the transactions contemplated by the Merger Agreement or the effect of the Mergers and the transactions contemplated by the Merger Agreement on IRT’s results of operations or financial condition is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Mergers and the transactions contemplated by the Merger Agreement, IRT stockholders and STAR stockholders will own interests in IRT, which will operate an expanded business with a different mix of properties, risks and liabilities. Stockholders of IRT and STAR may not wish to continue to invest in IRT, or may wish to dispose of some or all of their shares of IRT Common Stock. If, following the effective time of the Mergers or while the Mergers are pending, large amounts of IRT Common Stock are sold, the market price of IRT Common Stock could decline, perhaps substantially.

Following consummation of the Mergers and the transactions contemplated by the Merger Agreement, IRT may not continue to pay dividends at the rate currently paid by IRT.

Following consummation of the Mergers, IRT may not pay dividends at the same level at which IRT currently pays dividends, or with the same frequency, including because of factors such as the following:

•	IRT may not have enough cash to pay such dividends due to changes in IRT’s cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in what amounts to pay any future dividends will remain at all times entirely at the discretion of IRT’s Board, which reserves the right to change IRT’s dividend practices at any time and for any reason; and

•

the amount of dividends that IRT’s subsidiaries may distribute to IRT may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of IRT will have no contractual or other legal right to dividends that have not been declared by IRT’s Board.

The Mergers may not be accretive to the combined company’s stockholders.

Because IRT Common Stock will be issued in the Mergers, it is possible that the Mergers may be dilutive to IRT’s core or adjusted funds from operations per share if, among other things, the combined company incurs higher than expected expenses in connection with the Mergers or fails to realize the cost savings and other benefits of the Mergers in a timely manner or at all. The failure of the Mergers to be accretive to stockholders could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Shares of IRT Common Stock to be received by STAR’s stockholders in the Company Merger will have rights different from the shares of STAR Common Stock.

After the Company Merger Effective Time, STAR’s stockholders who receive shares of IRT Common Stock in connection with the Company Merger will have different rights than they currently have as STAR stockholders and these rights may be, or may be perceived to be, less favorable than their current rights as stockholders of STAR.

Other Risks

The unaudited pro forma condensed consolidated financial statements contained herein do not purport to be indicative of IRT’s results after consummation of the Mergers and the transactions contemplated by the Merger Agreement, and accordingly, you will have limited financial information on which to evaluate the future performance of IRT.

The unaudited pro forma condensed consolidated financial statements contained herein are presented for informational purposes only and do not purport to be indicative of the financial position or results of operations that actually would have occurred had the Mergers and the transactions contemplated by the Merger Agreement been consummated as of the dates indicated, nor do they purport to be indicative of the future operating results or financial position of IRT after the Mergers and the transactions contemplated by the Merger Agreement. The unaudited pro forma condensed consolidated financial statements reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to STAR’s assets and liabilities.

In addition, the unaudited pro forma condensed consolidated financial statements do not reflect other future events that may occur after consummation of the Mergers, including the costs related to the planned integration of IRT and STAR and any future nonrecurring charges resulting from the Mergers and the transactions contemplated by the Merger Agreement, and do not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma condensed consolidated financial statements contained herein are based in part on certain estimates and assumptions (including the estimated purchase price allocation described above) regarding the Mergers and the transactions contemplated by the Merger Agreement that IRT and STAR believe are reasonable under the circumstances. IRT and STAR cannot assure you that the estimates and assumptions will prove to be accurate.

Following consummation of the Mergers, the market price and trading volume of the IRT Common Stock may be volatile.

The United States stock markets, including the NYSE, on which the IRT Common Stock is and, after the Mergers, will continue to be listed under the symbol “IRT,” have experienced significant price and volume fluctuations. As a result, the market price of shares of IRT Common Stock is likely to be similarly volatile, and investors in shares of IRT Common Stock may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to IRT’s operating performance or prospects. IRT and STAR cannot assure you that the market price of shares of IRT’s common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed elsewhere in these “Risk Factors,” a number of factors could negatively affect IRT’s common stock price or result in fluctuations in the price or trading volume of IRT’s common stock, including:

•	the annual yield from distributions on IRT Common Stock as compared to yields on other financial instruments;

•

equity issuances by IRT (including issuances of IRT Common Stock in the Mergers), or future sales of shares of IRT Common Stock by its current or future stockholders, or the perception that such issuances or sales may occur;

•	increases in market interest rates or a decrease in IRT’s distributions to stockholders that lead prospective investors in IRT Common Stock to seek a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key management personnel;

•	IRT’s operating performance and the performance of other similar companies;

•	actual or anticipated differences in IRT’s quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	publication of research reports about IRT or its industry by securities analysts;

•	failure of IRT to qualify as a REIT for federal income tax purposes;

•	adverse market reaction to any indebtedness IRT incurs in the future, including indebtedness to be assumed or incurred in connection with the Mergers;

•	strategic decisions by IRT or its competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect IRT or its industry or any failure by IRT to comply with regulatory requirements;

•	the expiration or loss of local tax abatements, tax credit programs, or other governmental incentives;

•	the imposition of a penalty tax as a result of certain property transfers that may generate prohibited transaction income;

•	the inability of IRT to sell properties if and when it would be appropriate to do so;

•	speculation in the press or investment community;

•	changes in IRT’s results of operations, financial condition or prospects;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of the Sarbanes-Oxley Act of 2002;

•	actions by institutional stockholders of IRT;

•	changes in accounting principles;

•	changes in environmental conditions or the potential impact of climate change;

•	risks from cybersecurity breaches of information technology systems and the information technology systems of third party vendors and other third parties;

•	terrorist attacks or other acts of violence or war in areas in which IRT’s properties are located or markets on which IRT’s securities are traded; and

•	general economic and/or market conditions, including factors unrelated to IRT’s performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert IRT’s management’s attention and resources, which could have a material adverse effect on IRT’s cash flows, its ability to execute its business strategy and IRT’s ability to make distributions to its stockholders.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on IRT’s, STAR’s and the combined company’s business, results of operations, cash flows and financial condition.

In December 2019, COVID-19 was first reported, and in March 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has led governments and other authorities around the world, including federal, state and local authorities in the United States, including where IRT and STAR own properties and where IRT’s and STAR’s respective corporate headquarters are located, to impose measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, school closures, quarantines and shelter-in-place orders.

The impact of the COVID-19 pandemic and measures to prevent its spread could negatively impact IRT’s, STAR’s and the combined company’s businesses in a number of ways, including residents’ ability or willingness to pay rents. In some cases, IRT, STAR or the combined company may waive fees or restructure residents’ rent obligations including in the form of deferred payment arrangements, and may do so on terms less favorable than those currently in place. The Centers for Disease Control and Prevention (“CDC”) issued an Order under Section 361 of the Public Health Service Act to temporarily halt residential evictions to prevent the further spread of COVID-19 effective September 4, 2020. The CDC’s order materially restricted IRT’s and STAR’s ability to enforce tenants’ contractual rental obligations through evictions. In addition, violations of the CDC’s order could result in the imposition of fines, awards of damages to private litigants, and substantial litigation costs. The CDC’s order was extended on August 3, 2021 until October 3, 2021, in U.S. counties experiencing substantial and high levels of community transmission levels of COVID as defined by CDC, as of August 3, 2021. In addition, many local authorities have enacted measures imposing restrictions on IRT’s and STAR’s ability to enforce tenants’ contractual rental obligations. The CDC and local authorities may expand or extend these measures. When evictions are permitted, IRT, STAR or the combined company may incur costs in protecting their respective investments and re-leasing properties.

In addition, restrictions inhibiting employees’ ability to meet with existing and potential residents have disrupted and could in the future further disrupt IRT’s, STAR’s and the combined company’s ability to lease apartments, which could adversely impact rental rate and occupancy levels. Furthermore, social distancing efforts, including limiting contractors on-site and in residential apartment units, could reduce the ability to operate properties as effectively and efficiently as IRT and STAR have in the past.

The COVID-19 pandemic has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. Neither IRT nor STAR can assure you that conditions will not continue to deteriorate as a result of the pandemic. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease the demand for multifamily communities within the markets in which IRT and STAR operate and may adversely impact occupancy levels and rental rates across the combined company’s portfolio.

The extent of the COVID-19 pandemic’s effect on IRT’s, STAR’s and the combined company’s operational and financial performance will depend on future developments including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Due to the speed with which the situation is developing, IRT and STAR are not able at this time to estimate the effect of these factors on their respective businesses, but the adverse impact on IRT’s, STAR’s and the combined company’s respective business, results of operations, financial condition and cash flows could be material.

IRT and STAR face other risks.

The risks listed above are not exhaustive, and you should be aware that, prior to and following consummation of the Mergers and the transactions contemplated by the Merger Agreement, IRT and STAR will face various other risks, including those discussed in reports filed by IRT and STAR with the SEC. For more information, see “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT, STAR and their respective subsidiaries operate and beliefs of and assumptions made by IRT’s management and STAR’s management, involve uncertainties that could significantly affect the financial or operating results of IRT, STAR or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving IRT and STAR, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings, synergies and the expected timetable for consummating the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT and STAR believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT and STAR can give no assurance that their expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to, those set forth under “Risk Factors” beginning on page 24 as well as the following:

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adverse effects of the announcement, pendency or potential consummation of the pending Mergers and uncertainties regarding whether the anticipated benefits or results of the pending Mergers, if consummated, will be achieved;

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non-consummation of the pending Mergers as a result of the failure of STAR stockholders to approve the Company Merger, or as the result of the failure of IRT stockholders to approve the IRT Issuance Proposal;

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delay in the consummation of the pending Mergers, or non-consummation of the pending Mergers because one or more of the closing conditions to the Mergers are not satisfied or waived, including failure by STAR to receive lender consents covering an aggregate of approximately $2.13 billion of STAR debt;

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loss of expected benefits under agreements that include change of control rights if IRT or STAR are unable to obtain consents of the counterparties under such agreements in connection with the pending Mergers;

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the occurrence of an event that gives rise to termination of the Merger Agreement, including on account of a third-party acquisition proposal that results in the termination of the Merger Agreement and, potentially, payment of a termination fee by either the STAR parties or the IRT parties;

•	the risk that stockholder litigation in connection with the pending Mergers may affect the timing or occurrence of the Mergers or result in significant costs of defense, indemnification and liability;

•

IRT’s inability to invest the net proceeds from its recent equity offering at attractive yields in the event that the pending Mergers are not consummated, resulting, potentially, in significant economic dilution to IRT stockholders;

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IRT’s and STAR’s incurrence of substantial costs, fees and expenses in connection with the pending Mergers, many of which IRT and STAR will be required to pay whether or not the pending Mergers are consummated;

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the combined company’s inability to realize, or a delay in the realization of, the cost savings, synergies and other benefits expected to result from the pending Mergers, including the possibility that the Mergers may not be accretive to IRT’s pro forma earnings and cash available for distribution to stockholders;

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the combined company’s inability to generate cash flows following consummation of the pending Mergers sufficient to enable the combined company to continue to fund its debt service requirements and to continue to pay quarterly dividends at the current level of $0.12 per quarter, or at all;

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IRT’s assumption of approximately $2.13 billion of STAR indebtedness upon consummation of the pending Mergers, which could decrease the combined company’s business flexibility, increase its borrowing and other capital costs and increase demands on its cash resources;

•	IRT’s inability to comply with financial covenants in its debt agreements and in the debt agreements it will assume upon consummation of the pending Mergers;

•	IRT’s failure to identify liabilities that it will assume, or underestimate the amount or significance of liabilities that IRT will assume, upon consummation of the pending Mergers;

•	failure to consummate the pending Mergers could negatively impact IRT’s stock price;

•	with respect to IRT Common Stock, fluctuations in stock market prices and volumes prior to the consummation of the Mergers;

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limitations on IRT’s and STAR’s respective abilities to recover damages they may suffer on account of inaccurate representations and warranties of the STAR and IRT parties, respectively, in the Merger Agreement;

•	loss of management personnel and other key employees on account of uncertainties associated with the pending Mergers;

•	unexpected costs, delays and difficulties in integrating the operating systems, portfolios, benefit plans and administrative functions of IRT and STAR in connection with the pending Mergers;

•	unexpected costs associated with the failure to account for deferred maintenance expenses associated with STAR’s real estate portfolio;

•	risks associated with the geographic concentration of the combined company’s real estate portfolio following consummation of the pending Mergers;

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lost opportunities associated with management’s devotion of time and resources to consummating the pending mergers and thereafter integrating the operating systems, portfolios, benefit plans and administrative functions of IRT and STAR after the consummation of the pending Mergers;

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risks related to stock-for-stock mergers generally, including the substantial dilution to the ownership percentages of IRT and STAR stockholders in the combined company that will result from the consummation of the pending Mergers and the potential significant dilution to earnings per share and cash available for distribution to stockholders as a result of IRT’s issuance of a substantial number of shares of IRT Common Stock in the pending Mergers;

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risks and uncertainties surrounding the COVID-19 pandemic, including limitations on IRT’s and STAR’s respective operations and increased costs, and the impact on IRT’s, STAR’s and the combined company’s employees, residents and prospective residents as well as on general economic conditions and IRT’s, STAR’s and the combined company’s financial condition, results of operations, cash flows and performance and those of their respective residents;

•	adverse changes in national, regional and local economic conditions;

•	unfavorable changes in apartment market conditions that could adversely affect occupancy levels and rental rates;

•	competitive factors that may limit the combined company’s ability to lease its apartment communities or increase or maintain rental rates;

•	inability of residents to meet their rent and other lease obligations and charge-offs in excess of allowances for bad debt;

•	legislative restrictions, including on evictions, that may delay or limit collections of past due rents;

•	delays in completing, and cost overruns incurred in connection with, IRT’s value add initiatives and failure to achieve projected rent increases and occupancy levels on account of the initiatives;

•	uncertainty and volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital;

•	changing interest rates, which could increase borrowing costs and adversely affect the market price of IRT’s securities;

•	the imposition of federal taxes if IRT or STAR fail to qualify as a REIT under the Code in any taxable year;

•	unexpected costs of REIT qualification compliance;

•	unexpected liabilities that the combined company will inherit if either IRT or STAR failed to qualify as a REIT prior to consummation of the pending Mergers;

•	failure of recent and future acquisitions to achieve anticipated results;

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illiquidity of real estate investments, including those assets the combined company will acquire through consummation of the pending Mergers, which could make it difficult for the combined company to sell assets at targeted levels and to respond to changing economic or financial conditions or changes in the operating performance of the combined company’s apartment communities;

•	impairments in the value of IRT’s and STAR’s respective real estate assets and those the combined company will acquire through consummation of the pending Mergers;

•	damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs;

•	adverse impacts on the combined company’s properties or operations from the effects of climate change;

•	potential liability for environmental contamination;

•	uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

•	costs and disruptions from cybersecurity breaches of information technology systems and the information technology systems of third party vendors and other third parties;

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IRT’s or STAR’s internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in IRT’s and STAR’s respective financial reports, and in turn have an adverse effect on the market price of the combined company’s securities;

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changes in laws and regulations that increase costs or otherwise adversely affect IRT’s, STAR’s or the combined company’s business, financial condition or results of operation, including but not limited to changes in income tax laws and rates;

•	other risks inherent in the real estate business;

•	the outcome of any legal proceedings to which IRT or STAR is a party or which may occur in the future;

•	acts of terrorism and war; and

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those additional risks and factors discussed in reports filed with the SEC by IRT and STAR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Neither IRT nor STAR undertakes any duty to update any forward-looking statements appearing in this document, except as may be required by applicable securities laws.

INFORMATION ABOUT THE COMPANIES

Independence Realty Trust, Inc.

IRT, a Maryland corporation, is a self-administered and self-managed Maryland REIT, that acquires, owns, operates, improves and manages multifamily apartment communities across non-gateway U.S. markets. As of June 30, 2021, IRT owned a diversified portfolio of 58 multifamily apartment properties, totaling 16,261 units. IRT’s properties are located in Georgia, North Carolina, Tennessee, Kentucky, Ohio, Oklahoma, Indiana, Texas, Florida, South Carolina, Missouri, and Alabama. IRT does not have any foreign operations and its business is not seasonal.

IRT’s primary business objective is to maximize stockholder value through diligent portfolio management, strong operational performance, and a consistent return of capital through distributions and capital appreciation. Its investment strategy is focused on the following:

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gaining scale within key amenity rich submarkets of non-gateway cities that offer good school districts, high-quality retail and major employment centers and are unlikely to experience substantial new apartment construction in the foreseeable future;

•	increasing cash flows at our existing apartment properties through prudent property management and strategic renovation projects; and

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acquiring additional properties that have strong and stable occupancies and support a rise in rental rates or that have the potential for repositioning through capital expenditures or tailored management strategies.

The principal offices of IRT are located at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800. IRT has offices in Philadelphia, Pennsylvania and Chicago, Illinois.

IRT Common Stock is listed on the NYSE, trading under the symbol “IRT.”

Additional information about IRT and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

Independence Realty Operating Partnership, LP

IRT owns all of its assets and conducts substantially all of its operations through Independence Realty Operating Partnership, LP, a Delaware limited partnership, of which IRT is the sole general partner. As of June 30, 2021, IRT owned a 99.5% interest in IRT OP. The remaining 0.5% consists of IROP Common Units issued to third parties in exchange for contributions of properties to IRT OP. The principal executive offices of IRT OP are located at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800.

IRSTAR Sub, LLC

IRT Merger Sub, a Maryland limited liability company, is a direct, wholly owned subsidiary of IRT. IRSTAR Sub, LLC was formed by IRT solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. IRSTAR Sub, LLC, has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated by the Merger Agreement. Its principal executive offices are located at c/o Independence Realty Trust, Inc., 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number is (267) 270-4800.

Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P.

STAR was formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year ended

December 31, 2014. STAR owns and operates a diverse portfolio of real estate investments, primarily in the multifamily sector located throughout the United States.

As of June 30, 2021, STAR owned and managed 70 multifamily properties comprising a total of 21,936 apartment homes and three parcels of land held for the development of apartment homes.

Substantially all of STAR’s business is conducted through STAR OP, of which STAR is the sole general partner. As of June 30, 2021, STAR is the holder of 94% of the operating partnership units of STAR OP.

The principal offices of STAR and STAR OP are located at 18100 Von Karman Avenue, Suite 200, Irvine, CA 92612, and its telephone number is (949) 569-9700.

STAR Common Stock is not publicly traded.

For more information on STAR, please see STAR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the period ended June 30, 2021, copies of which are attached to this joint proxy statement/prospectus as Annex E and Annex F, respectively.

The Combined Company

Upon consummation of the pending Mergers, IRT will be the parent entity of the combined company, which will retain the name “Independence Realty Trust, Inc.” and will continue to trade on the NYSE under the ticker symbol “IRT.”

The Mergers will join together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States. On a pro forma basis, the combined company will own a portfolio of 131 apartment communities comprising approximately 38,000 units across 16 states in urban and suburban locations in Georgia, North Carolina, Tennessee, Kentucky, Ohio, Oklahoma, Indiana, Texas, Florida, South Carolina, Missouri, Alabama, Colorado, Kansas, Illinois and Virginia. Upon consummation of the Mergers, the combined company’s ten largest markets by unit count will be Atlanta, Dallas/Ft. Worth, Denver, Oklahoma City, Louisville, Columbus, Indianapolis, Raleigh/Durham, Houston and Memphis.

The business of the combined company will be operated through IRT OP and its subsidiaries and will be structured as a traditional UPREIT. On a pro forma basis giving effect to the pending Mergers, and assuming that IRT issues 99,720,869 shares of IRT Common Stock in the IRT Common Stock Offering, IRT will own approximately 96.7% of the partnership interests in IRT OP and, as its sole general partner, IRT will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of IRT OP.

The combined company’s principal offices will be located at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, and its telephone number will be (267) 270-4800.

THE MERGERS

The following is a description of the material aspects of the Mergers. While IRT and STAR believe that the following description covers the material terms of the Mergers, the description may not contain all of the information that is important to the IRT stockholders and the STAR stockholders. IRT and STAR encourage the IRT stockholders and the STAR stockholders to carefully read this entire joint proxy statement/prospectus, including the Merger Agreement and the other documents attached to this joint proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the Mergers.

General

The IRT Board has unanimously declared advisable, and unanimously approved, the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, including the issuance of IRT Common Stock to the holders of STAR Common Stock in the Company Merger and the issuance of IROP Common Units to the holders of STAR OP Units in the Partnership Merger.

The STAR Board has unanimously declared advisable, and unanimously approved, the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, (i) at the Merger Effective Time, STAR will be merged with and into IRT Merger Sub, with IRT Merger Sub continuing as the surviving entity and as a wholly owned subsidiary of IRT, and (ii) immediately thereafter, STAR OP will be merged with and into IRT OP, with IRT OP continuing as the surviving entity. As a result of the Mergers, each share of STAR Common Stock (other than certain shares set forth in the Merger Agreement) will be automatically converted into the right to receive 0.905 shares of IRT Common Stock, with cash paid in lieu of fractional shares, and each STAR OP Unit will be automatically converted into the right to receive 0.905 IROP Common Units, as more fully described below under the section entitled “The Merger Agreement—Merger Consideration; Effects of the Mergers.”

Background of the Mergers

STAR was formed in August 2013 to acquire and own a diverse portfolio of multifamily assets located throughout the United States. STAR terminated its initial public offering (the “STAR Public Offering”) on March 24, 2016, and continued to issue shares of STAR Common Stock pursuant to its distribution reinvestment plan until its suspension in August 2021. STAR previously disclosed that, subject to then-existing market conditions, STAR expected the STAR Board to consider alternatives for providing liquidity to its stockholders beginning five years from the completion of the STAR Public Offering. However, there is no definitive date by which STAR must consider alternative liquidity events, and the STAR Board has the discretion to consider a liquidity transaction at any time if it determines that such event is then in the best interests of STAR.

On March 6, 2020, STAR completed its merger transactions with Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc. Through these mergers, STAR acquired 36 multifamily properties with 10,166 apartment homes and a ten percent interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion.

Since 2017, the STAR Board has regularly evaluated STAR’s historical performance, current financial position, future growth prospects and long-term strategic plan. The STAR Board and management team, in the ordinary course of business, also have considered various potential strategic opportunities to enhance stockholder value and STAR’s performance, capital structure and prospects in light of the business, competitive, regulatory, financing and economic environment and developments in STAR’s industry as well as potential associated benefits and risks. These reviews have included discussions as to whether STAR should continue to execute on its strategy as a standalone company, list its stock on a national securities exchange, pursue various acquisitions, business combinations or joint ventures, seek to improve its capital structure, form strategic partnerships or pursue a sale of the entire company or certain of its assets.

In pursuing strategies for enhancing stockholder value, the IRT Board regularly considers opportunities for acquisitions, joint ventures and other strategic investments.

Prior to 2020, Mr. Scott F. Schaeffer, Chairman of the Board and Chief Executive Officer of IRT, and Mr. Rodney F. Emery, Chairman of the Board and Chief Executive Officer of STAR, had occasional informal communications regarding conditions and trends in the multifamily real estate and capital markets and the strategic directions and prospects of their respective companies, including occasional discussions of possible opportunities and challenges arising from potential business combinations or other strategic alliances.

On April 7, 2020, Mr. Emery called Mr. Schaeffer to discuss industry conditions, particularly in light of the financial and regulatory conditions associated with the then emerging COVID-19 pandemic. In this call, Messrs. Schaeffer and Emery discussed whether to explore a possible strategic combination and agreed to have further informal exploratory discussions.

In April and May 2020, Messrs. Schaeffer and Emery engaged in high-level exploratory discussions regarding a potential three-way business combination among IRT, STAR and a multifamily REIT, which we refer to as “Party A”. No specific transaction terms were discussed. Messrs. Schaeffer and Emery agreed in principle that an exchange ratio should be based primarily on the relative net asset values per share of each company as a standalone entity. Mr. Schaeffer kept the IRT Board apprised of these exploratory discussions and, in an executive session of the IRT Board on May 13, 2020 without members of management (other than Mr. Schaeffer) present, the IRT Board discussed potential benefits, opportunities, risks and challenges associated with three-way business combinations. Mr. Schaeffer’s exploratory discussions with Mr. Emery regarding the potential three-way business combination ceased by the end of May 2020 without having advanced beyond a high-level exploratory phase.

During the balance of 2020, the IRT Board continued its regular review and evaluation of operational and strategic opportunities to enhance stockholder value, including through IRT’s value-add platform, acquisitions, joint ventures and other strategic investments.

During May and June 2020, Mr. Emery and Ms. Ella S. Neyland, STAR’s President, Chief Financial Officer and Treasurer, spoke with various other multifamily REITs generally regarding the potential for a strategic transaction.

In August 2020, Mr. Emery met with the Chief Executive Officer of Party A for a high-level meeting. No specific transaction terms were discussed.

On August 31, 2020, STAR completed its internalization transaction, which resulted in the internalization of the external management functions provided by Steadfast Apartment Advisor, LLC, STAR’s former external advisor (the “Internalization Transaction”), with the expectation that the Internalization Transaction would increase stockholder value by reducing costs, further aligning the interests of STAR management with STAR, and better position STAR for future strategic alternatives, including a listing.

In early September 2020, following completion of the Internalization Transaction, Mr. Emery and the Chief Executive Officer of Party A discussed proceeding with due diligence and negotiations with respect to a potential combination of STAR and Party A.

In September 2020, following completion of the Internalization Transaction, the STAR Board and management team, after consulting with legal counsel, determined to begin interviewing and selecting outside financial advisors to assist STAR with its review of possible strategic transactions, including a potential combination with Party A.

On September 23, 2020, after interviewing three investment banking firms, the STAR Board held a meeting with STAR management present and determined to proceed with engaging RBC Capital Markets as its lead financial advisor and to engage Robert A. Stanger & Co., Inc. (which we refer to as “Stanger”) to provide property-level due diligence and authorized the executive officers of STAR to begin negotiating engagement agreements. At this meeting of the STAR Board, Mr. Emery provided the STAR Board with a summary of his discussions with representatives of Party A, as a result of which discussions Mr. Emery expected that a non-binding proposal would be forthcoming shortly, but had not discussed with representatives of Party A the form, price or other terms of such proposal.

On September 30, 2020, at a regularly scheduled meeting of the STAR Board with STAR management and STAR’s legal counsel, Morrison & Foerster LLP (which we refer to as “MoFo”), in attendance, management updated the STAR Board regarding management’s discussions with RBC Capital Markets and Stanger and their respective proposed engagement terms. STAR subsequently engaged Stanger and RBC Capital Markets to serve as STAR’s financial advisors.

During September and October 2020, Mr. Emery had various communications with other multifamily REITs regarding various potential strategic transactions.

On October 6, 2020, Mr. Schaeffer called Mr. Emery and they discussed industry conditions, including challenges then facing owners and operators of multifamily apartment communities as a result of the ongoing COVID-19 pandemic. In this call, Messrs. Schaeffer and Emery did not discuss a strategic or other transaction between IRT and STAR.

On October 12, 2020, STAR’s management met with representatives of MoFo, RBC Capital Markets and Stanger. Mr. Emery provided an update regarding his discussions with Party A, as well as discussions with other multifamily REITs, including IRT.

On October 14, 2020, the STAR Board held a meeting, with STAR’s management and representatives of MoFo, RBC Capital Markets and Stanger present. A representative of MoFo reviewed the STAR directors’ legal duties generally and in the context of a potential strategic transaction. RBC Capital Markets provided a preliminary overview regarding a potential combination of STAR and Party A, and discussed other potential strategic alternatives for STAR, including remaining as a standalone company, a sale of STAR or a listing of STAR securities on a national securities exchange, and certain considerations with respect to such alternatives. RBC Capital Markets also discussed, based on publicly available information, the relative stock price and operating performance of Party A and certain other publicly traded multifamily REITs. The STAR Board discussed the roles of MoFo, Venable LLP (which we refer to as “Venable”), Maryland counsel to STAR, Stanger and RBC Capital Markets, respectively, in connection with the STAR Board’s evaluation of the proposal and the assistance of MoFo and Stanger in STAR’s legal and financial due diligence process. The STAR Board then discussed possible next steps and certain considerations with respect to a potential transaction with Party A, including that shares of Party A common stock were registered on a national securities exchange but that, given that STAR Common Stock was not publicly traded, a relative valuation would need to be negotiated. Following further discussions, the STAR Board indicated its support of continued discussion with Party A regarding a potential strategic transaction.

On October 20, 2020, STAR and Party A entered into a mutual non-disclosure agreement governing the exchange of information between the parties in connection with a potential transaction.

During October and November 2020, STAR’s management and Party A’s management, together with STAR’s and Party A’s respective legal and financial advisors, had numerous discussions regarding a potential transaction.

On November 5, 2020, the STAR Board held separate sessions with representatives of RBC Capital Markets and Stanger to receive updates on the status of negotiations with Party A and Stanger’s property-level due diligence review.

On November 18, 2020 and November 25, 2020, the STAR Board held meetings with STAR’s management and representatives of MoFo, RBC Capital Markets and Stanger present, during which MoFo and Stanger provided updates regarding the status of due diligence efforts, including certain reciprocal site visits by Party A’s and STAR’s respective management teams, and the advisors discussed related considerations regarding STAR’s potential transaction with Party A.

On December 2, 2020, the STAR Board held a meeting with STAR’s management and representatives of MoFo in attendance, during which Mr. Emery briefed the STAR Board on certain key open items in the proposed transaction with Party A, and recommended against continuing to pursue a transaction with Party A at that time. After discussion, the STAR Board unanimously agreed to discontinue discussions with Party A.

On January 8, 2021, the STAR Board held a meeting with STAR’s management and representatives of MoFo, RBC Capital Markets and Stanger present. RBC Capital Markets and Stanger separately provided overviews of the multifamily REIT market and potential strategic alternatives for STAR. The STAR Board considered its prior discussions with Party A and other potential strategic alternatives and determined not to pursue such alternatives at that time. As a result of that determination, the engagements of RBC Capital Markets and Stanger terminated in January 2021.

On February 10, 2021, Mr. Emery called Mr. Schaeffer to discuss whether IRT would be interested in exploring a strategic combination. As part of this conversation, they discussed the potential strategic merits of such a transaction and the potential for an exchange ratio to be based primarily on the relative net asset values per share of each company as a standalone entity since each company was self-managed. This conversation was high-level and no specific transaction terms were discussed. Mr. Schaeffer indicated that he would discuss exploring a strategic combination with other members of the IRT Board, and he subsequently informed other members of the IRT Board of his conversation with Mr. Emery.

On February 17, 2021, Mr. Schaeffer called Mr. Emery to discuss the timing and general process for discussions between members of their respective senior management teams to allow each company to better understand the other company’s portfolio and operations. No specific transaction terms were discussed, and Messrs. Schaeffer and Emery understood that preliminary discussions would be limited to publicly available information.

On March 17, 2021, Messrs. Schaeffer and Emery met to discuss the possibility of a merger-of-equals transaction, which could bring to each of IRT and STAR and their respective stockholders benefits, including increased scale and complementary portfolios, greater presence in Sunbelt growth markets and the potential for cost savings and synergies. Following this meeting, Messrs. Schaeffer and Emery updated their respective boards regarding their discussion.

Over the next two months, Mr. Schaeffer, Farrell M. Ender, IRT’s President, and James J. Sebra, IRT’s Chief Financial Officer, held several calls with Mr. Emery and Ms. Neyland. In these calls, the representatives of IRT and STAR discussed each company’s portfolio and operations to assist both companies in understanding their respective business strategies and portfolios, potential operating and cost synergies, opportunities from increased scale and portfolio diversification, and other potential benefits and challenges of a strategic combination, including the benefits of merging certain highly experienced management members of two self-managed multifamily REITs. In addition, the representatives discussed potential reciprocal site visits by members of each company’s management to the other company’s property portfolio as part of their respective reviews and assessments. These site visits, which were arranged so as not to alert onsite personnel of a potential transaction, occurred during the second half of May 2021 and through June 2021.

On May 6, 2021, the STAR Board held a meeting with STAR’s management and representatives of RBC Capital Markets and Stanger present. RBC Capital Markets and Stanger again discussed with the STAR Board potential strategic alternatives for STAR, including remaining as a standalone company, a sale of STAR, a listing of STAR securities on a national securities exchange or a merger with another public multifamily REIT, and certain considerations with respect to such alternatives.

On May 11, 2021, at a regularly scheduled meeting of the STAR Board with STAR’s management and representatives of MoFo in attendance, management discussed with the STAR Board the possibility of pursuing a transaction with IRT. Mr. Emery briefed the STAR Board of his discussions with IRT and indicated that he would like to continue the discussions with IRT. After a discussion, the STAR Board directed Mr. Emery to continue his discussions with IRT.

On May 12, 2021, at a meeting of the IRT Board, the directors met in executive session without members of management (other than Mr. Schaeffer) present. A representative of IRT’s outside counsel, Troutman Pepper Hamilton Sanders LLP (which we refer to as “Troutman Pepper”), was also present. Mr. Schaeffer provided an update on his discussions with Mr. Emery and IRT management’s preliminary high-level financial modeling (based on publicly available information) of a stock-for-stock business combination with STAR. The IRT Board discussed the strategic rationale and advantages and disadvantages of a merger-of-equals transaction with STAR, and alternatives, including to continue to execute on IRT’s strategic plans as a standalone company. The IRT Board also discussed its expectation that the exchange ratio in any such transaction would be based primarily on relative net asset values per share of each company as a standalone entity and its view that Mr. Schaeffer should lead the executive team of the combined company and that Mr. Sebra should serve as chief financial officer of the combined company. The representative of Troutman Pepper reviewed the legal duties of directors generally and in connection with the exploration and evaluation of a business combination with STAR. The IRT Board also discussed the role of management in the exploration and evaluation process and determined that IRT management would engage in discussions regarding executive composition and compensation matters through Mr. Schaeffer and consistent with direction from the IRT Board. The IRT Board also discussed the potential engagement of each of Barclays and BMO as financial advisors to IRT in light of their respective qualifications, experience, reputations and relationships, including with IRT. The IRT Board directed Mr. Schaeffer to continue to pursue the transaction and to speak with Barclays and BMO about their potential roles as financial advisors to IRT.

On May 18, 2021, Mr. Schaeffer spoke with representatives of each of Barclays and BMO to discuss their potential engagement as financial advisors to IRT.

On May 19, 2021, Messrs. Schaeffer and Emery had a telephone conversation to discuss, among other things, the current state of markets, STAR’s property-level agreements and their respective companies’ portfolios.

On May 20, 2021, Messrs. Schaeffer and Emery had a telephone conversation regarding the status of IRT’s and STAR’s ongoing mutual due diligence review and the agenda for the upcoming visit by Mr. Emery and Ms. Neyland to IRT’s executive offices in Philadelphia, Pennsylvania.

On May 26 and May 27, 2021, Mr. Emery and Ms. Neyland visited IRT’s executive offices in Philadelphia, Pennsylvania, during which members of IRT management provided a high-level overview of IRT’s portfolio and operations based on publicly available information.

On June 1 and June 2, 2021, Messrs. Schaeffer, Ender and Sebra visited STAR’s executive offices in Irvine, California, during which members of STAR management provided a high-level overview of STAR’s portfolio and operations based on publicly available information.

On June 4, 2021, Messrs. Schaeffer and Sebra discussed with representatives of Barclays a potential equity offering by IRT to reduce the pro forma leverage of the combined company.

On June 7, 2021, the IRT Board held a meeting with members of IRT management and a representative of Troutman Pepper present. Mr. Schaeffer provided an update on discussions regarding the transaction with STAR, including the discussions at the May 26 and May 27, 2021 meetings in Philadelphia and the June 1 and June 2, 2021 meetings in Irvine. Members of IRT management reviewed preliminary internal financial modeling of a stock-for-stock transaction based on publicly available information. The IRT Board discussed potential benefits, opportunities, challenges and risks associated with the transaction as well as possible alternatives to the transaction, including to continue to execute IRT’s long-term plans as a standalone company. In addition, Mr. Schaeffer reported on his discussions with Barclays and BMO. After discussing the qualifications, experience and reputation of each of these firms, their knowledge and involvement in transactions in the REIT industry generally and with IRT specifically, the services previously provided by each of these firms to IRT and the fees associated with the engagements, the IRT Board requested Mr. Schaeffer to formalize engagements with each firm. A representative of Troutman Pepper reviewed an indicative timeline for the transaction. The IRT Board reaffirmed its support for continued discussions with STAR of an all-stock merger-of-equals transaction.

Also on June 7, 2021, following the IRT Board meeting, Mr. Schaeffer called Mr. Emery to inform him that the IRT Board supported continued discussions with STAR regarding the transaction.

On June 8, 2021, the STAR Board held a meeting with STAR’s management and representatives of MoFo in attendance, during which management and the STAR Board discussed the transaction with IRT, including the proposed structure as a stock-for-stock merger in which STAR would merge with and into a subsidiary of IRT. Mr. Emery provided an update on discussions regarding the proposed transaction with IRT, including discussions at the meetings on May 26 and May 27, 2021 in Philadelphia and the meetings on June 1 and June 2, 2021 in Irvine. The STAR Board discussed potential benefits, opportunities, challenges and risks associated with the transaction as well as possible alternatives to the transaction, including a listing of STAR Common Stock on a national securities exchange. A representative of MoFo reviewed the STAR directors’ legal duties generally and in the context of a potential strategic transaction, provided legal advice regarding how the STAR Board and management might structure the transaction with IRT and discussed with the STAR Board appropriate next steps in considering the proposed transaction. Mr. Emery also suggested that STAR re-engage RBC Capital Markets and Stanger as STAR’s financial advisors in connection with the proposed transaction with IRT, and both firms were subsequently re-engaged. In connection with such reengagement, RBC Capital Markets provided the STAR Board with certain disclosures regarding RBC Capital Markets’ material relationships with STAR and IRT.

Later on June 8, 2021, IRT and STAR entered into a mutual non-disclosure agreement to facilitate the sharing of additional due diligence information between the companies. Thereafter, each company received access to the other company’s electronic data room, and the parties engaged in mutual due diligence through the execution of the Merger Agreement on July 26, 2021.

On June 14, 2021, the IRT Board held a meeting with members of IRT management and a representative of Troutman Pepper. Mr. Schaeffer reported on IRT’s due diligence review and discussions with STAR since the IRT Board meeting on June 7, 2021. In addition, IRT management provided an update on its internal financial modeling of the transaction, and the IRT Board discussed the mutual exchange of nonpublic projections and other financial information with STAR as part of each company’s valuation and financial modeling. The IRT Board also discussed potential benefits, opportunities, challenges and risks associated with the transaction. IRT management also confirmed that discussions with each of Barclays and BMO were proceeding consistent with the IRT Board’s discussion at the June 7, 2021 meeting and summarized the expected engagement terms with each firm. The IRT Board subsequently authorized IRT to enter into an engagement agreement with each of Barclays and BMO to serve as a financial advisor to IRT. Prior to its authorization, the IRT Board reviewed a customary relationship disclosure letter from each of Barclays and BMO.

Also on June 14, 2021, members of the respective management teams of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, held calls to discuss, among other subjects, IRT’s and STAR’s expectations that any transaction would be an all-stock transaction based on a fixed exchange ratio that would qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The participants also discussed timing and processes for continuing due diligence, transaction structure, documentation and the potential for IRT to complete an equity offering shortly following public announcement of a definitive agreement. The representatives of Troutman Pepper and MoFo confirmed their respective expectations that due diligence efforts would generally be reciprocal and that representations, warranties, covenants and restrictions in the merger agreement would generally be reciprocal given that STAR stockholders would own approximately 50% of the combined company.

On June 15, 2021, consistent with prior discussions with and directives from the IRT Board, Messrs. Schaeffer and Sebra held a call with Mr. Emery and Ms. Neyland to discuss potential retention bonuses that STAR might provide to certain of its employees.

On June 17, 2021, representatives of Troutman Pepper and MoFo discussed timing objectives, due diligence and transaction documents.

On June 18, 2021, Messrs. Schaeffer, Sebra and Ender spoke with Mr. Emery and Ms. Neyland to discuss integration of senior management and other corporate personnel at the combined company and to coordinate upcoming site visits.

Also on June 18, 2021, members of the respective management teams of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, held a call to discuss, among other things, ongoing due diligence, financial modeling, tax and accounting, transaction structure and transaction documents and the targeted timeline.

On June 21, 2021, the STAR Board held a meeting with STAR’s management and representatives of MoFo, RBC Capital Markets and Stanger present. RBC Capital Markets provided a status update on the proposed strategic transaction with IRT, including the anticipated timeline and process for such transaction, and certain preliminary financial metrics based on financial information provided by the managements of STAR and IRT regarding STAR, IRT and the proposed transaction. The STAR Board discussed certain advantages to a potential transaction with IRT, including the similarities of the two portfolios and geographic profiles, and the pro forma debt and equity capitalization of the combined company reflecting the transaction. The STAR Board also discussed certain considerations with respect to an all-stock transaction, noting that accepting IRT Common Stock as consideration in the transaction was attractive given that the transaction was expected to be tax-free to STAR stockholders and that it would provide immediate liquidity to STAR stockholders while allowing them to participate in the potential growth of the combined company led by the experienced IRT management team that would also include certain members of the experienced management team of STAR. The STAR Board also discussed the potential impact of IRT’s proposed equity offering, the proposed suspension of STAR’s share repurchase plan and distribution reinvestment plan in connection with the announcement of the transaction, IRT’s redevelopment program, the potential impact of the transaction on IRT Common Stock, and employee matters. In addition, Mr. Emery discussed management’s view of other potential strategic transaction options. Following discussion, the STAR Board directed STAR management, with the assistance of RBC Capital Markets and Stanger, to prepare additional financial and other information to facilitate a more detailed review and evaluation of the proposed transaction with IRT and other potential strategic alternatives, and agreed to reconvene in the coming weeks to discuss such information.

On June 23, 2021, consistent with prior discussions with and directives from the IRT Board, Mr. Schaeffer called Mr. Emery to discuss executive integration at the combined company.

On June 25, 2021, members of the respective management teams of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, held a call during which they discussed the timing of second quarter earnings announcements of each company, the accounting acquiror in the transaction, financial modeling and projections, the pro forma capital structure of the combined company, transaction documents and due diligence.

On June 27, 2021, IRT management held a call with representatives of Barclays, BMO and Troutman Pepper to discuss transaction objectives, structure and timing as well as SEC filings in connection with IRT’s execution of definitive transaction agreements and commencement of an underwritten equity offering promptly thereafter.

On June 28, 2021, the IRT Board held a meeting with members of IRT management and a representative of Troutman Pepper. Messrs. Schaeffer and Sebra provided an update on due diligence and negotiations, and reported that the parties had reached a general consensus to a fixed exchange ratio structure, with no collar or other adjustment tied to the market price of IRT shares; dividend continuation and coordination during the interim period between execution of the merger agreement and closing of the merger transaction; reciprocal operating restrictions on each company during the interim period; and reciprocal termination provisions and break-up fees. The IRT Board also addressed third party consents and closing conditions; personnel matters; and post-merger board size, with equal representation. The IRT Board also considered updated financial modeling and timing and structure of an underwritten equity offering promptly following announcement of the merger transaction.

On June 29, 2021, consistent with prior discussions with and directives from the IRT Board, Mr. Schaeffer called Mr. Emery to discuss executive integration and social issues as well as to discuss financial projections and modeling.

Also on June 29, 2021, Messrs. Emery and Schaeffer discussed, among other things, their views on the framework of setting an exchange ratio. Mr. Emery expressed his view that, given that the net asset value of STAR was outdated and did not reflect the positive fundamentals of the multifamily market and the similarities in the portfolio mix, quality and geography, the value per share of STAR and the exchange ratio should be reflective of, among other things, IRT’s current trading prices, and the parties agreed to instruct the financial advisors to engage in discussions on that basis.

On June 30, 2021, Messrs. Schaeffer and Sebra held a call with representatives of Barclays and BMO to review preliminary financial information and analyses bearing on the exchange ratio.

Also on June 30, 2021, in accordance with STAR’s directives, representatives of RBC Capital Markets held discussions with representatives of Barclays and BMO to discuss STAR’s perspective on the framework for the exchange ratio and, on behalf of STAR, relayed a proposed exchange ratio of 0.947.

On July 1, 2021, the STAR Board held a meeting, with STAR’s management and representatives of MoFo, Venable, RBC Capital Markets and Stanger present, to discuss developments since its meeting on June 12, 2021, and Mr. Emery provided an update on the June 30, 2021 discussions among RBC Capital Markets, Barclays and BMO, on behalf of STAR and IRT, respectively, and scheduled discussions with IRT representatives regarding the exchange ratio. Stanger provided its observations with respect to the latest proposed transaction terms. In addition, STAR management and a representative of MoFo reported on due diligence and document negotiations, as well as the proposed suspension of STAR’s share repurchase plan and distribution reinvestment plan in connection with the proposed Mergers and employee matters. A representative of Venable reminded the members of the STAR Board of their legal duties in a strategic transaction.

Later on July 1, 2021, at the direction of IRT, representatives of Barclays and BMO had discussions with representatives of RBC Capital Markets to discuss IRT’s perspective on the framework for the exchange ratio and proposed, on behalf of IRT, an exchange ratio of 0.880.

Also on July 1, 2021, the IRT Board met to discuss developments since its meeting on June 28, 2021.

Mr. Schaeffer provided an update on financial modeling and reported on the June 30, 2021 discussions with Barclays and BMO and scheduled discussions with Mr. Emery and STAR representatives regarding the exchange ratio. In addition, IRT management and a representative of Troutman Pepper reported on due diligence and document negotiations.

On July 2, 2021, and as discussed at the IRT Board meeting on July 1, 2021, Mr. Schaeffer called Mr. Emery and they discussed the bases for their respective views of the relative value of each company and agreed to present a 0.905 exchange ratio to their respective boards of directors.

Also on July 2, 2021, members of the respective management teams of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, held a call to discuss various work streams.

On July 5, 2021, MoFo circulated a draft of the merger agreement to Troutman Pepper. The draft agreement reflected a stock-for stock merger, at a fixed exchange ratio, of STAR with and into a wholly owned subsidiary of IRT, with the IRT subsidiary surviving the merger, followed by a unit-for-unit merger, at the same fixed exchange ratio, of STAR OP with and into IRT OP, with IRT OP surviving the merger. The actual exchange ratio was left blank in the draft pending resolution between the parties. The draft agreement restricted each party from soliciting alternative proposals, subject to customary exceptions that would permit a party to terminate the merger agreement and enter into an agreement providing for a superior proposal from a third party upon payment to the other party of a termination fee, the amount of which was left blank in the draft agreement, subject to the other party’s right to match the superior proposal. The draft agreement also contained reciprocal representations and warranties, interim covenants, closing conditions and termination rights and provided that each party would be obligated to pay a termination fee or an expense reimbursement amount to the other party if the agreement were terminated under other circumstances. The amount of the termination fee and the expense reimbursement amount, as well as the composition of the combined company’s board of directors and senior management, were left open for further discussion between the parties. The draft permitted each party to continue to pay regular dividends between signing and closing of the merger agreement, and to pay additional dividends to the extent required for continuing REIT qualification or to avoid an excise tax.

On July 7, 2021, the IRT Board held a meeting with members of IRT management and a representative of Troutman Pepper. IRT management provided an update on IRT’s year-to-date financial performance and 2021 earnings outlook. Mr. Schaeffer reported on recent discussions with Mr. Emery and STAR’s financial advisors regarding the exchange ratio. The IRT Board reviewed and discussed potential benefits from the transaction, including increased scale and diversification in Sunbelt markets, synergies and earnings-based accretion and expansion of IRT’s value-add platform. The IRT Board also considered the pro forma leverage of the combined company and the potential to reduce the pro forma leverage through an IRT equity offering. The IRT Board also considered uncertainties associated with equity offerings generally as well as the potential dilutive effect of a consummated equity offering if the merger transaction were not to close.

Also on July 7, 2021, the STAR Board held a meeting, with STAR’s management and representatives of MoFo, Venable, RBC Capital Markets and Stanger present. STAR management provided an update on STAR’s year-to-date financial performance and 2021 earnings outlook and an analysis of a liquidation scenario involving the sale of STAR’s portfolio assets over a two-year period in order to compare the potential returns in a liquidation scenario to the proposed transaction. Mr. Emery and RBC Capital Markets reported on the discussions with IRT and its financial advisors regarding the exchange ratio. The STAR Board reviewed and discussed key terms of, and potential benefits from, the potential transaction, including increased scale and diversification in Sunbelt markets, synergies and earnings-based accretion.

On July 8, 2021, MoFo sent to Troutman Pepper a draft of a proposed amendment to the agreement of limited partnership of IRT OP (the “IRT OP Agreement”) to provide for rights of limited partners of STAR OP upon conversion of their STAR OP Units into IROP Common Units in the transaction.

Also on July 8, 2021, IRT management held a call with representatives of Troutman Pepper, Barclays, BMO and Fried, Frank, Harris, Shriver & Jacobson LLP (which we refer to as “Fried Frank”), counsel to Barclays and BMO, to discuss the SEC filings that would be required upon IRT’s execution of definitive transaction agreements with STAR followed promptly by an underwritten offering of IRT Common Stock.

On July 9, 2021, members of the respective management teams of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, held a call to review the progress in various work streams.

Also on July 9, 2021, Messrs. Schaeffer and Emery had a call to discuss an in-person meeting of Messrs. Schaeffer and Sebra with the STAR Board and also to discuss post-merger integration planning.

On July 10, 2021, Troutman Pepper sent to MoFo a revised draft of the merger agreement, which proposed, among other things, a termination fee equal to 3.75% of each party’s equity value and a unified expense reimbursement amount approximating 0.5% of each party’s equity value, additional triggers for payment of a termination fee relating to a party’s material breach of its covenant to hold its stockholder meeting or its covenant not to solicit alternative proposals, and the payment of a termination fee plus the expense reimbursement amount under certain circumstances. The draft also proposed that the parties would coordinate record and payment dates for all pre-closing dividends and that if a party decided to make additional pre-closing dividends to maintain its REIT status, then the other party would be entitled to declare a similar pre-closing dividend in an amount to be calculated based on the exchange ratio. The draft indicated that the board of directors of the combined company would consist of ten members, comprised of five IRT members and five STAR members, with Mr. Schaeffer continuing as the Chairman of the combined board of directors and Ms. Melinda H. McClure continuing as the lead independent director of the combined board of directors. The draft further provided for Mr. Emery to enter into a lock-up agreement (which we refer to as the “Emery Lock-Up Agreement”) concurrently with the execution of the merger agreement pursuant to which Mr. Emery would agree not to sell or assign his equity in STAR and STAR OP before closing of the merger transaction, or the IRT equity he would receive in the merger during the six months following closing of the merger transaction. The draft also provided for STAR to suspend its distribution reinvestment plan and share repurchase plan as soon as practicable after execution of the merger agreement and to terminate such plans at the closing of the merger. The draft also provided for receipt of certain consents from STAR lenders as an additional closing condition.

On July 12 and July 13, 2021, Messrs. Schaeffer and Sebra met with members of the STAR Board and STAR management in Irvine, California to discuss pre-closing activities and post-merger integration matters in connection with the transaction.

Also on July 12 and July 13, 2021, Troutman Pepper and MoFo discussed amendments to the IRT OP Agreement to carry forward certain rights and restrictions applicable to limited partners in STAR OP upon their receipt of IROP Common Units in the transaction. Following these discussions, on July 13, 2021, Troutman Pepper sent to MoFo a draft exchange rights agreement, a revised draft of an amendment to the IRT OP Agreement, and a revised merger agreement.

On July 13, 2021, the STAR Board held a meeting with members of management of STAR and representatives of MoFo, Venable, RBC Capital Markets and Stanger present. A representative of MoFo provided an update on due diligence and legal analyses, the terms of the draft merger agreement and related documents, including issues regarding the proposed termination fee amount. Also at this meeting, RBC Capital Markets reviewed and discussed with the STAR Board certain financial aspects of the proposed transaction. Afterwards, representatives of Stanger discussed Stanger’s observations of the potential transaction.

On July 14, 2021, members of IRT management and Troutman Pepper held a call with MoFo to discuss the draft merger agreement. MoFo indicated that STAR considered the amount of the termination fee plus the expense reimbursement proposed by IRT to be too high and the participants also discussed the draft amendments to the IRT OP Agreement to carry forward certain rights and restrictions applicable to limited partners in STAR OP upon their receipt of IROP Common Units in the transaction.

Later on July 14, 2021, members of management of IRT and STAR, together with IRT’s and STAR’s respective legal and financial advisors, and a representative of Fried Frank held a call to discuss SEC filings that would be required upon IRT’s execution of definitive transaction agreements with STAR followed promptly by an underwritten offering of IRT Common Stock.

Also on July 14, 2021, the IRT Board held a meeting during which IRT management and a representative of Troutman Pepper provided an update on due diligence, financial modeling, accounting and legal analyses, the terms of the draft merger agreement and related documents. In addition, Mr. Schaeffer reported on the meetings that he and Mr. Sebra had on July 12 and July 13, 2021 at STAR executive offices in Irvine, California with

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STAR directors and executives to address pre-closing activities and post-merger integration, contemplated executive management of the combined company consistent with prior directives from the IRT Board, and preparations for an underwritten IRT Common Stock offering, structured as a forward sale, promptly following the public announcement of the merger transaction.

On July 15, 2021, consistent with prior discussions with and directives from the IRT Board, Mr. Schaeffer called Mr. Emery to discuss social and governance matters, including the composition of the committees of the board of directors of the combined company and integration plans for executive management and other employees of the two companies.

Also on July 15, 2021, Troutman Pepper sent to MoFo a draft of a form of amendment to the respective employment agreements of certain members of STAR’s executive management team who were expected to continue their employment with IRT following the transaction. The draft provided that the changes in such executive’s title and reporting line resulting from the transaction would not constitute “Good Reason” as that term is defined in the executive’s employment agreement. After July 15, 2021, members of IRT management and representatives of Troutman Pepper had multiple discussions with members of STAR management and representatives of MoFo with respect to the proposed amendment to employment agreements. On July 22, 2021, Mr. Sebra advised Ms. Neyland that IRT would expect only Ms. Neyland to enter into such an amendment (which we refer to as the “Neyland Amendment to Employment Agreement”).

On July 16, 2021, MoFo circulated a revised draft of the merger agreement, and Troutman Pepper circulated a draft of the Emery Lock-Up Agreement.

Also on July 16, 2021, STAR received a stockholder demand letter seeking an investigation and remedial action relating to the Internalization Transaction (the “Demand Letter”).

On July 20, 2021, the IRT Board held a meeting with representatives of Barclays, BMO and Troutman Pepper. Mr. Schaeffer provided an update on negotiations and discussions with STAR since the IRT Board meeting on July 14, 2021. Representatives of Barclays discussed its preliminary financial analysis of the potential transaction with STAR, and indicated the expectation of Barclays that it would be in a position to render to the IRT Board, upon request, the opinion of Barclays that the proposed exchange ratio of 0.905 was fair, from a financial point of view, to IRT, subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Barclays. After the presentation by representatives of Barclays, representatives of BMO discussed BMO’s preliminary financial analysis of the potential transaction, and communicated the expectation of BMO that it would be in a position to render to the IRT Board, upon request, the opinion of BMO that the proposed exchange ratio of 0.905 was fair, from a financial point of view, to IRT, subject to various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BMO. In connection with these presentations, the IRT Board reviewed continuing alignment of the potential transaction with STAR with IRT’s strategic objectives, including objectives linked to increased size and scale, increased portfolio diversification, expansion of value-add opportunities, synergies and earnings-based accretion.

At the meeting, representatives of Troutman Pepper gave a detailed presentation of the terms and structure of the draft merger agreement. In addition, the IRT Board discussed with IRT management and representatives of Barclays, BMO and Troutman Pepper the status of the underwritten public equity offering contemplated to be launched immediately following announcement of the merger transaction.

Later on July 20, 2021, Mr. Emery informed Mr. Schaeffer that the STAR Board had received the Demand Letter. Over the course of July 20 through July 26, 2021, at the direction of the IRT Board, members of IRT management and representatives of Troutman Pepper negotiated the Letter Agreement with Mr. Emery and SRI and their legal counsel in connection with the stockholder demand letter.

Also on July 20, 2021, Messrs. Schaeffer and Emery, together with representatives of Troutman Pepper and MoFo, held a call to discuss the parameters of an IRT equity raise that would be launched immediately after the announcement of the proposed transaction.

On July 21, 2021, Troutman Pepper sent a first draft of IRT’s disclosure schedules to MoFo. Later on July 21, Mr. Bahn sent a first draft of STAR’s disclosure schedules to Troutman Pepper.

Also on July 21, 2021, a representative of MoFo informed representatives of Troutman Pepper that Mr. Emery had accepted the draft of the Emery Lock-Up Agreement previously proposed by Troutman Pepper.

On July 22, 2021, the STAR Board held a meeting to review and discuss the merger agreement with members of STAR management and representatives of MoFo, Venable, RBC Capital Markets and Stanger in attendance. At the meeting, representatives of MoFo discussed a potential covenant regarding the IRT equity offering and summarized the discussions that Messrs. Emery and Schaeffer had, together with representatives of Troutman Pepper and MoFo during the telephone conversation on July 20, 2021, regarding the parameters of such IRT equity offering. The STAR Board also discussed the proposed cap on the D&O tail policy premium, the potential IRT OP Agreement amendment, certain employee matters and the Demand Letter.

On July 24, 2021, the STAR Board held a meeting to review and discuss the merger agreement with members of STAR management and representatives of MoFo, Venable, RBC Capital Markets and Stanger in attendance. RBC Capital Markets discussed with the STAR Board certain financial aspects of the potential transaction, including RBC Capital Markets’ preliminary financial analysis of the Exchange Ratio. Prior to such meeting, RBC Capital Markets provided the STAR Board with updated disclosures regarding RBC Capital Markets’ material relationships with STAR and IRT. The STAR Board engaged in a discussion regarding the Mergers and the benefits the Mergers afforded to STAR and its stockholders. The STAR Board also discussed with representatives of MoFo and Venable the status of discussions among IRT, STAR, Mr. Emery and SRI regarding the Letter Agreement, pursuant to which SRI would indemnify STAR for a portion of costs and expenses relating to any stockholder litigation in connection with the Internalization Transaction. Representatives of MoFo and Venable noted to the STAR Board that Mr. Emery and SRI had engaged separate counsel to represent them in connection with the Letter Agreement, and that any Letter Agreement would remain in effect if the Mergers were consummated, and that the Letter Agreement would not survive should the merger agreement terminate for any reason other than consummation of the Mergers.

Over the course of July 16 through July 26, 2021, representatives of Troutman Pepper and MoFo and members of the respective management teams of IRT and STAR, including Messrs. Schaeffer, Sebra and Emery and Ms. Neyland, worked to finalize the draft merger agreement and the draft disclosure schedules, and representatives of Troutman Pepper and MoFo exchanged drafts reflecting these discussions. The parties agreed on a framework whereby each party would be permitted to terminate the merger agreement under certain specified circumstances subject to reciprocal termination fees of $74 million, which as of July 23, 2021 represented approximately 3.5% of the equity value of each party, and expense reimbursement amounts of up to $10 million which would be deducted from the termination fee. The parties also agreed that IRT and STAR would determine whether an amendment of the IRT OP Agreement would be made by the closing of the merger transaction, and that the merger agreement would not provide for the execution of any agreements between IRT OP and the third-party limited partners of STAR OP. MoFo sent an updated draft of the merger agreement reflecting this framework to Troutman Pepper on July 24, 2021. This draft also reflected the 0.905 exchange ratio. In addition, representatives of Troutman Pepper and MoFo worked with members of the respective management teams of IRT and STAR to finalize IRT’s and STAR’s disclosure schedules on July 26, 2021.

On July 26, 2021, the STAR Board held a meeting to further review and potentially approve the merger agreement with members of STAR management and representatives of MoFo, Venable and RBC Capital Markets in attendance. Mr. Emery and representatives of MoFo reviewed with the STAR Board certain open points identified at the previous meeting that had been resolved, and reported that the merger agreement and other definitive transaction documentation, including the Letter Agreement, were in agreed form. Representatives of Venable discussed with the STAR Board various legal matters, including the directors’ duties under Maryland law. Also at this meeting and at the request of the STAR Board, RBC Capital Markets reviewed its financial analysis of the Exchange Ratio with the STAR Board and rendered an oral opinion, confirmed by delivery of a written opinion dated July 26, 2021, to the STAR Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of STAR Common Stock (other than, as applicable, IRT, IRT OP, IRT Merger Sub and their respective affiliates).The STAR Board engaged in a discussion regarding the Mergers and the benefits the Mergers afforded to STAR and its stockholders, and following their discussion, pursuant to a written consent, unanimously (1) approved the Merger Agreement and declared the Merger Agreement and the Mergers to be advisable and in the best interests of STAR and its stockholders, (2) directed the submission of the Company Merger for consideration and approval by the STAR stockholders at the STAR special meeting and (3) resolved to recommend to STAR stockholders the approval of the Company Merger. For further information concerning the factors considered by the STAR Board in reaching its decision to approve the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Mergers, and in making its recommendation to the STAR stockholders to approve the Company Merger, see the section entitled “—STAR’s Reasons for the Mergers; Recommendations of the STAR Board.”

Also on July 26, 2021, the IRT Board held a meeting with members of IRT management and representatives of Barclays, BMO and Troutman Pepper. Prior to this meeting, each of Barclays and BMO provided the IRT Board with an updated customary relationship disclosure letter.

At this meeting on July 26, 2021, at the request of the IRT Board, representatives of Barclays reviewed Barclays’ financial analyses supporting its opinion to the IRT Board as to the fairness, from a financial point of view, to IRT of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement. Barclays then rendered an oral opinion to the IRT Board, subsequently confirmed by delivery of a written opinion dated July 26, 2021, to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Barclays as set forth in its written opinion, the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to IRT.

At the request of the IRT Board, representatives of BMO reviewed BMO’s financial analyses supporting its opinion to the IRT Board as to the fairness, from a financial point of view, to IRT of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement. BMO then rendered an oral opinion to the IRT Board, subsequently confirmed by delivery of a written opinion dated July 26, 2021, to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BMO as set forth in its written opinion, the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to IRT.

Representatives of Troutman Pepper then reviewed a summary of the Merger Agreement previously provided to the IRT Board and confirmed that, other than the finalization of the reciprocal termination fees of $74 million and expense reimbursement amount of up to $10 million which would be deducted from the termination fee, there had not been any material changes to the terms of the Merger Agreement since the terms were reviewed with the IRT Board at its meeting on July 20, 2021. Representatives of Troutman Pepper also reviewed the duties of the IRT directors under Maryland law.

Following further discussion by the IRT Board of the proposed transaction, including of potential benefits, opportunities, risks and challenges, representatives of Troutman Pepper summarized the process for the approval of the transaction and reviewed resolutions for consideration by the IRT Board to approve the proposed Mergers and related matters. The IRT Board, following discussion and by a unanimous vote of all directors, then

(i) determined that the Merger Agreement and Mergers were advisable and in the best interests of IRT and its stockholders, (ii) approved the Mergers, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (iii) authorized and approved the issuance of IRT Common Stock to the holders of STAR Common Stock in the Company Merger and the issuance of IROP Common Units to the holders of STAR OP Units in the Partnership Merger, (iv) directed that the issuance of IRT Common Stock be submitted for approval at a meeting of IRT stockholders, (v) recommended the approval of the issuance of IRT Common Stock in the Company Merger by IRT stockholders, (vi) authorized an amendment to the IRT charter to increase the number of authorized shares of IRT Common Stock from 300,000,000 shares to 500,000,000 shares and (vii) authorized the IRT Common Stock Offering. In connection with the foregoing, the IRT Board also approved, among other things, the preparation and filing of this joint proxy statement/prospectus. For further information concerning the factors considered by the IRT Board in reaching its decision to approve the Merger Agreement and the other transactions contemplated by the Merger Agreement and in making its recommendation to the IRT stockholders to approve the issuance of IRT Common Stock in the Company Merger, see the section entitled “—IRT’s Reasons for the Mergers; Recommendations of the IRT Board.”

On July 26, 2021, following each of the STAR Board meeting and IRT Board meeting, IRT and STAR executed the Merger Agreement, Mr. Emery and IRT executed the Emery Lock-Up Agreement, Mr. Emery, SRI and STAR executed the Letter Agreement, and STAR and Ms. Neyland executed the Neyland Amendment to Employment Agreement.

Thereafter, on July 26, 2021, IRT and STAR issued a joint press release announcing the Mergers.

IRT’s Reasons for the Mergers; Recommendations of the IRT Board

At its meeting on July 26, 2021, after careful consideration, the IRT Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, were advisable and in the best interests of IRT and its stockholders, (ii) authorized and approved the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, including the issuance of IRT Common Stock to the holders of STAR Common Stock in the Company Merger and the issuance of IROP Common Units to the holders of STAR OP Units in the Partnership Merger, (iii) directed that the issuance of IRT Common Stock be submitted for approval at a meeting of IRT stockholders, and (iv) recommended the approval of the issuance of IRT Common Stock in the Company Merger by IRT stockholders.

In reaching its determination, the IRT Board consulted with and received the advice of IRT’s management and its outside financial and legal advisors and, at its July 26, 2021 meeting and at other meetings at which it considered the proposed transaction, carefully considered a number of factors that the IRT Board viewed as supporting its decision, including the following material factors:

•	Strategic Benefits. The IRT Board expected that the Mergers will provide a number of significant strategic opportunities and benefits, including the following:

•

the combination of IRT and STAR will join together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region of the United States and on a pro forma basis, the combined company will own a portfolio of 131 apartment communities comprising approximately 38,000 units across 16 states, increasing IRT’s exposure to core markets including Atlanta and Dallas, expanding its presence into attractive new markets including Denver and Nashville, and adding to the portfolio’s Class B mid-market communities that continue to demonstrate strong resident demand throughout all points of economic and real estate cycles;

•	the combined company is expected to have a pro forma equity market capitalization of approximately $4 billion and a pro forma total enterprise value of approximately $7 billion (based on IRT’s closing share price as of July 23, 2021), which should provide the combined company with greater access to multiple forms of debt and equity capital at a lower cost of capital over the long term than IRT on a standalone basis and offer financial flexibility to capture opportunities across business cycles;

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the combination of IRT and STAR will significantly advance a number of strategic priorities underway at IRT, including by improving operating efficiencies and strengthening the operating platform through integration of best practices from both companies, thereby allowing the combined company to be more competitive in the markets in which it operates;

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the combination of IRT and STAR will provide improved efficiencies, including annual gross synergies estimated to be approximately $28 million, which consist of $20 million of annual general, administrative and property management synergies through the elimination of duplicative costs associated with back-office functions and property management administration, and $8 million in annual operational synergies;

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the combined company will have a pipeline of approximately 20,000 units available for future redevelopment through IRT’s proven and robust value add program that has generated a historical weighted average return on investment in excess of 17%, and the continued execution of this expanded redevelopment opportunity is expected to enable IRT to deliver greater net operating income (“NOI”) and earnings growth over time;

•	the combined company will provide improved liquidity for IRT stockholders as a result of the increased equity capitalization and the increased stockholder base of the combined company;

•	the combined company will be well-positioned to increase cash flow at the property level due to economies of scale, including enhanced pricing leverage with strategic partners and vendors;

•	the combination of IRT and STAR will accelerate brand recognition in the multifamily industry, better allowing the combined company to attract and retain residents and top talent; and

•

the benefits of greater operating efficiencies and lower cost of capital, if realized, would allow the combined company to compete more effectively for acquisition opportunities, while improving the financial impact of those transactions.

•

Accretion to Core FFO. The IRT Board expects that the transaction will be immediately accretive to IRT’s Core funds from operations (“FFO”) and provide the combined company with an attractive growth profile. Core FFO is a non-GAAP financial measure that IRT calculates by adjusting FFO, which is also a non-GAAP financial measure, to remove the effect of items that IRT believes do not reflect its ongoing property operations, including depreciation and amortization of items not included in the computation of FFO, and other non-cash or non-operating gains or losses related to items such as casualty losses, abandoned deal costs and debt extinguishment costs. IRT defines FFO in accordance with the definition published by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss allocated to common shares, excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. Neither FFO nor Core FFO should be considered as an alternative to net income as a measure of operating performance.

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Fixed Exchange Ratio. The IRT Board considered that the fixed Exchange Ratio, which will not fluctuate as a result of changes in the trading price of IRT Common Stock, provides certainty as to the pro forma ownership of IRT stockholders in the combined company.

•	Opinions of Financial Advisors.

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The oral opinion of Barclays rendered to the IRT Board on July 26, 2021, which opinion was subsequently confirmed by delivery of a written opinion the same day, to the effect that, based upon and subject to the qualifications, limitations and assumptions set forth therein, as of the date of such opinion, the Exchange Ratio was fair, from a financial point of view, to IRT.

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The oral opinion of BMO rendered to the IRT Board, which was subsequently confirmed by delivery of a written opinion dated July 26, 2021, to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BMO as set forth in its written opinion, the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement was fair, from a financial point of view, to IRT.

As more fully described below in the section titled “—Opinions of IRT’s Financial Advisors” beginning on page 64.

•

Familiarity with Businesses. The IRT Board considered its knowledge of the business, operations, financial condition, earnings and prospects of IRT and STAR, taking into account the results of IRT’s due diligence review of STAR, as well as its knowledge of the current and prospective environment in which IRT and STAR operate, including economic and market conditions.

•	Governance. The IRT Board considered that the following governance arrangements will enable continuity of management and an effective and timely integration of the two companies’ operations:

•	five of the ten members of the Board of the combined company will be members of the current IRT Board; and

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Scott F. Schaeffer, will continue to serve as Chairman of the Board and Chief Executive Officer of the combined company, James J. Sebra will continue to serve as Chief Financial Officer of the combined company, Farrell M. Ender will continue to serve as President of the combined company, Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company and Ella S. Neyland, currently STAR’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company.

•

Likelihood of Consummation. The IRT Board considered the commitment on the part of both parties to consummate the Mergers as reflected in their respective obligations under the terms of the Merger Agreement, and the likelihood that the stockholder approvals needed to consummate the Mergers would be obtained in a timely manner.

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Tax Treatment. The IRT Board considered that the transaction is anticipated to qualify as a tax-free transaction to both IRT and its stockholders, as well as STAR and its stockholders, for U.S. federal income tax purposes.

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Maintenance of REIT Status. The IRT Board considered that following the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, the combined company will be expected to qualify as a REIT for U.S. federal income tax purposes under the Code.

•	Merger Agreement. The IRT Board considered the overall terms of the Merger Agreement, including, among other things, the following:

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the fact that the Merger Agreement, under certain limited circumstances, permits IRT, prior to the time IRT stockholders approve the issuance of IRT Common Stock to the holders of STAR Common Stock in the Company Merger, to consider and respond to an unsolicited bona fide alternative proposal or engage in discussions or negotiations with a third party making such a proposal if the IRT Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that such alternative proposal either constitutes or could reasonably be expected to lead to a superior proposal (see the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by IRT” beginning on page 114);

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the fact that the Merger Agreement, under certain limited circumstances, permits the IRT Board to withdraw or modify its recommendation that IRT stockholders vote in favor of the IRT Issuance Proposal (see the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by IRT” beginning on page 114);

•	the fact that the issuance of IRT Common Stock in the Company Merger requires the affirmative vote of a majority of the votes cast by IRT stockholders; and

•

the fact that the material terms and conditions of the Merger Agreement, including the representations, warranties, covenants and termination provisions, are generally reciprocal in nature or proportionate to the relative size of each company.

The IRT Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement. These factors included:

•	the potential that the fixed Exchange Ratio under the Merger Agreement could result in IRT delivering greater value to STAR stockholders than had been anticipated by IRT;

•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Mergers;

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the terms of the Merger Agreement placing limitations on the ability of IRT to initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer by or with a third party with respect to an acquisition proposal, or engage in discussions or negotiations with a third party interested in pursuing an alternative business combination transaction;

•

that, under the terms of the Merger Agreement, in certain circumstances, the STAR Board can withdraw or modify its recommendation that STAR stockholders vote in favor of the Company Merger, if failure to take such action would be inconsistent with STAR directors’ duties under applicable law and after compliance with the other requirements set forth in the Merger Agreement;

•

that, under the terms of the Merger Agreement, IRT must pay STAR a termination fee of $74.0 million or reimburse up to $10.0 million of expenses incurred by STAR in connection with the Mergers if the Merger Agreement is terminated under certain circumstances, which may deter other parties from proposing an alternative transaction that may be more advantageous to IRT stockholders;

•

the risk that, notwithstanding the likelihood of the Mergers being consummated, the Mergers may not be consummated, or that consummation may be unduly delayed, including the effect of the pendency of the Mergers and the effect that such failure to consummate may have on the trading price of IRT Common Stock and IRT’s operating results, particularly in light of the costs incurred in connection with the transaction;

•	the risk that the anticipated strategic and financial benefits of the Mergers may not be realized;

•

the risk that the cost savings, operational synergies and other benefits to the IRT stockholders expected to result from the Mergers might not be fully realized or not realized at all, including as a result of possible changes in the real estate market or the multifamily industry affecting the markets in which the combined company will operate;

•	the risk of other potential difficulties in integrating the two companies and their respective operations;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the Mergers and the costs of integrating the businesses of IRT and STAR;

•

the restrictions on the conduct of IRT’s business prior to the consummation of the Mergers, which could delay or prevent IRT from undertaking certain business opportunities that may arise or other actions it would otherwise take with respect to the operations of IRT absent the pending consummation of the Mergers;

•	the risk of potential stockholder litigation resulting from the announcement of the Mergers; and

•	other matters described under the section “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The IRT Board also considered the interests that certain executive officers and directors of IRT may have with respect to the Mergers that may be different from, or in addition to, the interests of IRT stockholders generally. See the section entitled “The Mergers—Interests of IRT Directors and Executive Officers in the Mergers” beginning on page 93 of this joint proxy statement/prospectus.

This discussion of the information and factors considered by the IRT Board in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the IRT Board in evaluating the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the IRT Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the IRT Board may have given different weight to different factors. The IRT Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

The explanation of the reasoning of the IRT Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy statement/prospectus.

For the reasons set forth above, the IRT Board unanimously determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of IRT and its stockholders and unanimously authorized and approved the Merger Agreement. The IRT Board unanimously recommends to IRT stockholders that they vote “FOR” the IRT Issuance Proposal.

STAR’s Reasons for the Mergers; Recommendations of the STAR Board

At a meeting on July 26, 2021, the STAR Board (with the unanimous vote of the independent directors) adopted resolutions declaring that the Mergers are advisable and in the best interests of STAR and its stockholders and directed that the Company Merger be submitted for consideration at a special meeting of the stockholders of STAR. In making its determination, the STAR Board considered a variety of factors, including the following (in no particular order):

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the STAR Board’s understanding of the business, operations, financial condition, earnings and prospects of STAR, including STAR’s prospects as an independent entity and the fact that STAR expected to consider alternatives for providing liquidity to STAR stockholders beginning five years from the completion of its primary offering, which was completed on March 24, 2016;

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STAR stockholders will have the opportunity to participate in the potential future growth of the combined company and any future appreciation of the combined company’s shares after the Company Merger, because they will own approximately 47% of the combined company upon consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date, and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the IRT Forward Sale Agreements prior to consummation of the Mergers;

•

the fact that no public trading market currently exists for the STAR Common Stock and that STAR stockholders will benefit from the liquidity of owning shares of a significantly larger company, the shares of which will be listed on the NYSE;

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the proposed Company Merger will result in the creation of a leading publicly-traded multifamily REIT, with a larger, more diversified portfolio than STAR and the expectation that the combined company will have a lower cost of capital on a go-forward basis, which may result in improved return on equity and the ability to utilize additional leverage capacity;

•

the combined company is expected to be well-positioned to increase cash flow at the property level due to economies of scale, including enhanced pricing leverage with strategic partners and vendors; and

•	as a result of its larger size and access to capital, the combined company is expected to have a lower cost of capital than STAR on a standalone basis.

•

the transaction is expected to be immediately accretive to IRT’s Core FFO per share and provide the combined company with an attractive growth profile, and is expected to allow IRT to maintain one of the lowest payout ratios amongst peers;

•

the combined company will have a pipeline of approximately 20,000 units available for future redevelopment through IRT’s value add program that has generated an historical weighted average return on investment in excess of 17%, the continued execution of this expanded redevelopment opportunity is expected to enable the combined company to deliver greater net operating income and earnings growth over time;

•

the Mergers are expected to result in annual gross synergies of approximately $28 million, including $20 million of annual general, administrative and property management synergies through the elimination of duplicative costs associated with back-office functions and property management administration; in addition, through enhanced scale and leveraging of the combined company’s technology and operating systems, the combined company is expected to capture $8 million in operational synergies annually;

•

the fact that the Exchange Ratio was based, in part, on a valuation of each party’s assets and liabilities performed by a third party on a consistent basis and that no premium will be paid for the assets of STAR and IRT;

•

the fact that, because the merger consideration is based on a fixed Exchange Ratio, STAR stockholders will benefit from any increase in the trading price of IRT Common Stock between the announcement and the closing of the Mergers;

•

the ability to complete the Mergers on the anticipated schedule (including the likelihood of receiving the STAR stockholder approval and the IRT stockholder approval necessary to complete the Company Merger) given the commitment of the parties to complete the Mergers pursuant to their respective obligations under the Merger Agreement;

•

upon a termination of the Merger Agreement, under certain circumstances, including entering into an agreement with respect to a superior proposal, STAR will be required to pay to IRT a termination fee of $74.0 million, and in certain other circumstances, including entering into an agreement with respect to a superior proposal, IRT will be required to pay to STAR a termination fee of $74.0 million;

•

the fact that up to an aggregate of $10.0 million of expense reimbursement would be payable by STAR if the Merger Agreement is terminated in certain circumstances, which would be set off against any termination fee if the termination fee later becomes payable;

•	the restrictions on the conduct of IRT’s business between the date of the Merger Agreement and the date of the consummation of the Mergers;

•	the post-closing governance structure of the combined company, including that the combined company board of directors will include a majority of independent directors:

•	that under the Merger Agreement, STAR is permitted to continue to pay regular dividends prior to the closing of the Mergers;

•	the Company Merger is expected to qualify as a tax-free transaction to STAR stockholders, except with respect to cash received in lieu of fractional shares;

•	the ability of STAR to pursue other strategic alternatives or remain a standalone entity in the event of the failure to consummate the Mergers;

•

the opinion, dated July 26, 2021, of RBC Capital Markets to the STAR Board as to the fairness, from a financial point of view and as of such date, of the Exchange Ratio provided for pursuant to the Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken as more fully described in the section entitled “—Opinion of STAR’s Financial Advisor” beginning on page 78 of this joint proxy statement/prospectus; and

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the fact that the Company Merger is subject to approval of the holders of a majority of the outstanding shares of STAR Common Stock entitled to vote on those matters, and that such stockholders can reject the Company Merger by voting against the Company Merger for any reason.

In addition, the STAR Board identified and considered various risks and other potentially negative factors weighing against the combined company, including:

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the possible disruption to STAR’s business that may result from the announcement and pendency of the Mergers (including the possibility of litigation brought by or on behalf of STAR or IRT stockholders challenging the Mergers);

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the fact that, while STAR expects that the Mergers will be consummated, there can be no assurance that all conditions to the parties’ obligations to consummate the Mergers will be satisfied, and, as a result, the Mergers may not be consummated;

•

that because part of the merger consideration is IRT Common Stock and the Exchange Ratio is fixed, STAR stockholders will be adversely affected by any decrease in the trading price of IRT Common Stock between the announcement of and consummation of the Mergers, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases);

•

the fact that the holders of STAR Common Stock might not receive value for their shares of STAR Common Stock in connection with the Company Merger equal to or greater than either the most recently disclosed estimated value per share of $15.55, and that greater value for the shares of STAR Common Stock might have been received if a different liquidity event had been pursued, either currently or in the future;

•	the right of the IRT Board to terminate the Merger Agreement in order to accept a superior proposal, subject to certain conditions (including the payment to STAR of a $74.0 million termination fee);

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the right of the IRT Board to change its recommendation to the IRT stockholders, upon the occurrence of certain intervening events, subject to certain conditions (including the payment to STAR of a $74.0 million termination fee);

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the risk that, under the terms of the Merger Agreement, STAR may be obligated to pay a termination fee of $74.0 million in certain circumstances, which may discourage other parties that may otherwise have an interest in a business combination with STAR;

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the restrictions in the Merger Agreement on the conduct of STAR’s business between the date of the Merger Agreement and the effective time of the Mergers, which could delay or prevent STAR from undertaking acquisition, disposition and other business opportunities that may arise pending consummation of the Mergers and generally change the manner in which STAR has conducted its business and operations in the past;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of STAR and IRT and the transaction expenses arising from the Mergers;

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the risk that the Mergers might not be completed in a timely manner or at all, and the effect of the resulting public announcement of termination of the Merger Agreement on (i) STAR’s operating results, particularly in light of the costs incurred in connection with the transaction and (ii) STAR’s ability to attract and retain tenants;

•	that forecasts of future financial and operational results of the combined company are necessarily estimates based on assumptions and may vary significantly from future performance;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Mergers;

•	the risk that the cost savings, operational synergies and other benefits expected to result from the combined company might not be fully realized or not realized at all;

•

the fact that each STAR stockholder currently receives $0.525 of annual distributions per share, representing an annual distribution of approximately 3.4% on STAR’s most recent estimated net asset value per share, but following the Company Merger, each STAR stockholder will receive $0.434 annually in distributions with respect to 0.905 shares of STAR Common Stock, representing an annual distribution of approximately 2.8% on STAR’s most recent NAV per share;

•	the absence of appraisal rights or rights of an objecting stockholder for STAR stockholders under the MGCL and the STAR Articles (as defined below); and

•

various other risks associated with the Mergers and the combined company described in the section entitled “Risk Factors” beginning on page 24 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy statement/prospectus.

The STAR Board considered these and other factors as a whole.

The foregoing discussion of certain information and factors considered by the STAR Board is not exhaustive but is intended to reflect the principal factors considered by the STAR Board in its consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement. In light of the complexity and numerous factors considered, the STAR Board did not assign any relative or specific weight to those various factors. Rather, the STAR Board based its recommendations on the totality of the information presented to and considered by the STAR Board. In addition, individual members of the STAR Board may have given weight to different factors not mentioned above. The foregoing discussion of the information and factors considered by the STAR Board utilized forward-looking information. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 of this joint proxy statement/prospectus.

After carefully considering the various potentially positive and negative factors, including the potentially negative factors, the STAR Board unanimously recommends that you vote “FOR” the STAR Merger Proposal, “FOR” the STAR Compensation Proposal and “FOR” the STAR Adjournment Proposal.

Opinions of IRT’s Financial Advisors

Opinion of Barclays Capital Inc.

IRT engaged Barclays to act as one of its two financial advisors with respect to the Mergers. On July 26, 2021, Barclays rendered its oral opinion (which opinion was subsequently confirmed in writing) to the IRT Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Exchange Ratio was fair, from a financial point of view, to IRT, as more fully described in this section of the joint proxy statement/prospectus. The summary of Barclays’ opinion set forth below is qualified in its entirety by reference to the full text of Barclays’ written opinion.

The full text of Barclays’ written opinion, dated as of July 26, 2021, is attached as Annex B to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Barclays’ opinion was addressed to the IRT Board and addressed only the fairness, from a financial point of view, of the Exchange Ratio to IRT and does not constitute a recommendation to any IRT stockholder as to how such stockholder should vote with respect to the Mergers or any other matter. Barclays did not recommend any specific form of consideration to IRT or that any specific form of consideration constituted the only appropriate consideration for the Mergers. Barclays was not requested to opine as to, and its opinion does not in any manner address, IRT’s underlying business decision to proceed with or effect the Mergers, the likelihood of the consummation of the proposed transaction, or the relative merits of the Mergers as compared to any other transaction in which IRT may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Mergers, or any class of such persons, relative to the consideration paid in the Mergers or otherwise.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of July 24, 2021, and the specific terms of the Mergers;

•

reviewed and analyzed publicly available information concerning IRT and STAR that Barclays believed to be relevant to its analysis, including IRT’s and STAR’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, and Quarterly Reports on Form 10-Q of IRT and STAR for the fiscal quarters ended March 31, 2021;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of IRT furnished to Barclays by IRT, including unaudited prospective financial information of IRT prepared by management of IRT and approved for Barclays’ use by IRT (summarized under the heading “—Certain IRT Unaudited Prospective Financial Information” and referred to as the IRT financial projections);

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of STAR furnished to Barclays by STAR, including financial projections of STAR prepared by management of STAR and approved for Barclays’ use by IRT (referred to as the STAR financial projections as defined and summarized under the heading “—Certain STAR Unaudited Prospective Financial Information” and, together with IRT’s unaudited prospective financial information, the “Projections”);

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of IRT and STAR with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Mergers with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of IRT;

•

reviewed and analyzed the pro forma impact of the Mergers on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the IRT to result from a combination of the businesses (referred to as the Expected Synergies);

•	compared the relative contributions of IRT and STAR to certain financial statistics of the combined company; and

•

reviewed and analyzed IRT management’s estimates with respect to sales of assets expected by IRT’s management to occur subsequent to the announcement of the proposed Transaction (referred to as the Asset Sales Estimates) and assumptions approved by IRT management with respect to a public offering of shares of IRT Common Stock (referred to as the Public Offering) expected by the management of IRT to occur in connection with the announcement of the proposed transaction (referred to as the Public Offering Assumptions).

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of IRT that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the IRT financial projections and the STAR financial projections, upon the advice of IRT, Barclays assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of IRT and STAR, as applicable, as to the future financial performance of IRT and STAR and that IRT and STAR would perform substantially in accordance with such projections. Furthermore, upon the advice of IRT, Barclays assumed that the Expected Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of IRT and that the Expected Synergies will be realized in accordance with such estimates. In addition, upon the advice of IRT, Barclays assumed that the Asset Sale Estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of IRT as to the asset sales reflected therein and that such asset sales will occur in accordance with such estimates and had assumed, with the consent of IRT, that the Public Offering would occur in accordance with the Public Offering Assumptions. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of IRT or STAR and did not make or obtain any evaluations or appraisals of the assets or liabilities of IRT or STAR. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 26, 2021. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after July 26, 2021. Barclays expressed no opinion as to the prices at which shares of IRT Common Stock would trade following the announcement of the Mergers. The issuance of Barclays’ opinion was approved by Barlcays’ fairness opinion committee.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays also assumed, upon the advice of IRT, that all material governmental, regulatory and third party approvals, consents and releases for the Mergers would be obtained within the constraints contemplated by the Merger Agreement and that the Mergers would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays does not express any opinion as to any tax or other consequences that might result from the Mergers, nor does Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood IRT had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of IRT Common Stock but rather made its determination as to fairness, from a financial point of view, of the Exchange Ratio to IRT in connection with the Mergers on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the IRT Board. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of IRT or any other parties to the Mergers. No company, business or transaction considered in Barclays’ analyses and reviews is identical to IRT, STAR or the Mergers, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of IRT, STAR, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Summary of Analyses

The following is a summary of the principal financial analyses performed by Barclays with respect to IRT and STAR in preparing Barclays’ opinion:

•	comparable company analysis;

•	discounted cash flow analysis; and

•	precedent transactions analysis (with respect to STAR only).

Each of these methodologies was used to generate reference equity value ranges, as applicable, for each of IRT and STAR. The implied equity value ranges for each of IRT and STAR were then divided by diluted shares outstanding, consisting of primary shares and incorporating the dilutive effect of outstanding options or other dilutive securities, as appropriate, as provided by IRT and STAR, respectively, in order to derive implied equity value ranges per share for each company.

In addition to analyzing the value of IRT Common Stock and STAR Common Stock and the implied exchange ratios, Barclays also analyzed and reviewed: (i) the publicly available Net Asset Value (which we refer to as “NAV”) estimates of IRT published by independent equity research analysts associated with various Wall Street firms; (ii) the publicly available NAV estimate of STAR published in STAR’s Form 10-K for the fiscal year ended December 31, 2020; and (iii) the publicly available price targets of IRT published by independent equity research analysts associated with various Wall Street firms. These analyses were not considered part of Barclays financial analyses in connection with rendering its advice, but were references for informational purposes.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to IRT and STAR, respectively, with selected companies that Barclays, based on its experience in the real estate industry, deemed comparable to IRT and STAR, respectively:

•	Mid-America Apartment Communities

•	Camden Property Trust

•	NexPoint Residential Trust, Inc.

•	Investors Real Estate Trust (d/b/a Centerspace)

In addition to the companies listed above, Barclays added IRT to the list of selected companies for the STAR analysis.

Barclays calculated and compared various financial multiples and ratios of IRT, STAR and the selected comparable companies. As part of its comparable company analysis, Barclays calculated and analyzed (i) each company’s ratio of its current stock price to its calendar year 2022 estimated funds from operations per share (which we refer to as “2022 FFO per share”) and (ii) each company’s implied cap rate (which we refer to as “Implied Cap Rate”), in each case, based on Wall Street research consensus estimates. This resulted in a range of 23.1x to 26.6x 2022E FFO multiple with a mean of 25.0x and a median of 24.6x, including IRT, and a mean of 25.1x and a median of 25.3x, excluding IRT, and a range of Implied Cap Rate from 3.8% to 5.2% with a mean of 4.4% and median of 4.3%, including IRT, and a mean of 4.3% and a median of 4.1%, excluding IRT.

All of these calculations were performed, and based on publicly available financial data and closing prices, as of July 23, 2021 the last trading date prior to the delivery of Barclays’ opinion. Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of IRT and STAR, as all the selected companies are REITs with operations that, for the purposes of the analysis of Barclays, may be considered similar to those of IRT and STAR, but none of the selected companies is identical to IRT or STAR. However, because of the inherent differences between the business, operations and prospects of IRT, STAR and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of IRT and STAR and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, leverage and degree of operational risk between IRT, STAR and the companies included in the selected company analysis. Based upon these judgments, Barclays selected (i) a range of 22.0x to 26.0x multiples of 2022E FFO per share for each of IRT and STAR, which were applied to estimates of 2022 FFO of IRT and STAR respectively, as provided in Projections, and (ii) a range of Implied Cap Rates from 4.25% to 5.00% for each of IRT and STAR, which were applied to estimates of 2022 cash net operating income (net of estimated property management fees) of IRT and STAR respectively, as provided in Projections. The following summarizes the result of these calculations (amounts in dollars rounded to the nearest $0.10):

Based on FFO Multiples:

Implied Price Per Share

IRT $	19.40 – $22.90

STAR $	16.40 – $19.40

Based on Implied CAP Rate:

Implied Price Per Share

IRT $	17.90 – $22.80

STAR $	15.70 – $21.80

Using the ranges of implied equity values of IRT and STAR resulting from the foregoing analysis, Barclays calculated a range of implied exchange ratios by (1) dividing the lowest implied total price per share of IRT Common Stock by the highest implied price per share of STAR Common Stock to arrive at the low end of the implied exchange ratio range and (2) dividing the highest implied total price per share of IRT Common Stock by the lowest implied price per share of STAR Common Stock to arrive at the high end of the implied exchange ratio range for such valuation method.

Based on the implied per share equity value range for IRT and STAR derived using FFO multiples, Barclays calculated an implied exchange ratio range of 0.716x to 1.000x, which Barclays compared to the Exchange Ratio of 0.905 shares of STAR Common Stock per share of IRT Common Stock pursuant to the Merger Agreement.

Based on the implied per share equity value range for IRT and STAR derived using Implied Cap Rates, Barclays calculated an implied exchange ratio range of 0.689x to 1.218x, which Barclays compared to the Exchange Ratio of 0.905 shares of STAR Common Stock per share of IRT Common Stock pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

In order to estimate the present value of the IRT Common Stock and the STAR Common Stock, Barclays performed a discounted cash flow analysis of IRT and STAR. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of IRT and STAR using the discounted cash flow method, Barclays added each of IRT’s and STAR’s respective (i) projected unlevered free cash flows for fiscal years 2022 through 2026 based on the IRT financial projections (excluding unidentified transactions) or the STAR financial projections (excluding unidentified transactions), as applicable, to (ii) the “terminal value” as of 2026 for each of IRT and STAR, and discounted such amounts to their respective present value using a range of selected discount rates. The projected unlevered free cash flows were calculated by taking the projected earnings before interest, tax expense, depreciation and amortization, subtracting projected capital expenditures, development spend (with respect to STAR) and planned acquisitions, and, with respect to IRT, adding planned dispositions and other items. The residual value of IRT and STAR, respectively, at the end of the forecast period, or “terminal value,” was estimated by selecting perpetuity growth rates of 4.0% to 4.5% for each of IRT and STAR, which was based on Barclays’ professional judgment and experience, and which were applied to the estimated 2026 unlevered free cash flows. The cash flows and terminal values were then discounted to present value as of December 31, 2021 using discount rates of 8.0% to 8.5% for each of IRT and STAR. The range of discount rates was selected based on an analysis of the weighted average cost of capital of IRT and STAR, respectively. Barclays then calculated a range of implied prices per share of IRT and STAR, respectively, by subtracting estimated net debt from the estimated enterprise value using the discounted cash flow method and dividing such amount by the diluted number of shares of IRT Common Stock and STAR Common Stock, respectively. The following summarizes the result of these calculations (amounts in dollars rounded to the nearest $0.10):

Implied Price Per Share

IRT $	15.10 – $21.80

STAR $	11.30 – $19.10

Using the ranges of implied equity values of IRT and STAR resulting from the foregoing analysis, Barclays calculated a range of implied exchange ratios by (1) dividing the lowest implied total price per share of IRT Common Stock by the highest implied price per share of STAR Common Stock to arrive at the low end of the implied exchange ratio range and (2) dividing the highest implied total price per share of IRT Common Stock by the lowest implied price per share of STAR Common Stock to arrive at the high end of the implied exchange ratio range for such valuation method.

Based on this implied per share equity value range for IRT and STAR, Barclays calculated an implied exchange ratio range of 0.518x to 1.265x, which Barclays compared to the Exchange Ratio of 0.905 shares of STAR Common Stock per share of IRT Common Stock pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and implied valuation metrics in selected transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable targets in the transactions to STAR with respect to asset type and other characteristics that Barclays deemed relevant. The selected precedent transactions were:

Month and Year Announced	Acquiror	Target
July 2017	Greystar Real Estate Partners LLC, APG Asset Management NV, GIC Pte Ltd., Ivanhoe Cambridge, Inc.	Monogram Residential Trust, Inc.

October 2015	Starwood Capital Group Global LLC & Milestone Apartments REIT	Landmark Apartment Trust, Inc.

December 2013	Essex Property Trust, Inc.	BRE Properties, Inc.

August 2016	Mid-America Apartment Communities, Inc.	Post Properties, Inc.

April 2015	Brookfield Asset Management, Inc.	Associated Estates Realty Corp.

July 2019	Cortland Partners LLC	Pure Multi-Family REIT LP

June 2013	Mid-America Apartment Communities, Inc.	Colonial Properties Trust

May 2015	Independence Realty Trust, Inc.	Trade Street Residential, Inc.

June 2015	Lone Star Funds	Home Properties, Inc.

January 2017	Starwood Capital Group Global LLC	Milestone Apartments REIT

Using publicly available information, Barclays analyzed the ratio of the price to forward FFO per share multiples. The following summarizes the result of these calculations:

FFOx

Low	13.3x

High	29.5x

Mean	20.5x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of STAR and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the merger which would affect the acquisition values of the selected target companies and STAR. Based upon these judgments, Barclays selected a range of 18.0x to 25.0x forward FFO multiples and applied such range to estimates of 2022 FFO of STAR, as reflected in the STAR financial projections. The following summarizes the result of this calculation (amounts in dollars rounded to the nearest $0.10):

Implied Price Per Share

STAR	$13.50 – $18.70

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, Research Price Targets and Research NAV Estimates.

Equity Research Analyst Price Targets Analysis

Barclays evaluated the publicly available price targets of IRT published by independent equity research analysts associated with various Wall Street firms. The range of undiscounted analyst price targets for IRT Common Stock was $14.00 to $21.00 per share as of July 23, 2021.

Equity Research Analyst NAV Analysis

Barclays evaluated the publicly available NAV estimates of IRT published by independent equity research analysts associated with various Wall Street firms. The range of undiscounted analyst price targets for IRT Common Stock was $15.00 to $17.80 per share as of July 23, 2021.

STAR Published NAV Estimate

Barclays evaluated the publicly available NAV estimate of $15.55 per share published in STAR’s Form 10-K for the year ended December 31, 2020.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The IRT Board selected Barclays because of its familiarity with IRT and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Mergers.

Barclays is acting as financial advisor to IRT in connection with the Mergers. As compensation for its services in connection with the Mergers, IRT paid Barclays $1,500,000 upon the delivery of Barclays’ opinion (which we refer to as the “Opinion Fee”). The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Mergers. Compensation of approximately $11 million plus up to $2 million in discretionary fees will be payable on completion of the Mergers against which the amounts paid for the opinion will be credited. In addition, IRT has agreed to reimburse Barclays for a portion of its expenses incurred in connection with the Mergers and to indemnify Barclays for certain liabilities that may arise out of its engagement by IRT and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for IRT, in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, Barclays acted as an underwriter for IRT’s Common Stock Offering. In connection with IRT’s Common Stock Offering, Barclays received underwriting discounts and commissions of approximately $2,500,000 and received customary indemnification in connection therewith.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of each of IRT and STAR for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Opinion of BMO Capital Markets Corp.

The IRT Board retained BMO to act as its financial advisor in connection with the Mergers. In connection with the Mergers, at the meeting of the IRT Board on July 26, 2021, BMO rendered to the IRT Board its oral opinion, subsequently confirmed by delivery of a written opinion dated July 26, 2021, as to the fairness, from a financial point of view, to IRT as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by BMO as set forth in its written opinion, of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement.

The full text of BMO’s written opinion, dated July 26, 2021, is attached to this proxy statement as Annex C and is incorporated into this proxy statement by reference. You should read BMO’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by BMO in rendering its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. BMO’s opinion was directed to the IRT Board in its capacity as such and addressed only the fairness, from a financial point of view, to IRT as of the date of the opinion, of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement. The opinion did not address any other aspects or implications of the Mergers and did not address the relative merits of the Mergers contemplated by the Merger Agreement as compared to other business or financial strategies that might have been available, nor did it address the underlying business decision to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. BMO’s opinion was not intended to, and does not, constitute advice or a recommendation as to how any holder of IRT Common Stock should vote at the special meeting or take any other action with respect to the Mergers.

In connection with its opinion, BMO made such reviews, analyses and inquiries as BMO deemed necessary and appropriate under the circumstances. Among other things, BMO:

•	reviewed the draft dated July 24, 2021 of the Merger Agreement;

•

reviewed certain publicly available business and financial information relating to each of IRT and STAR that BMO deemed to be relevant, including IRT’s and STAR’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, and Quarterly Reports on Form 10-Q of IRT and STAR for the fiscal quarters ended March 31, 2021;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of each of IRT and STAR made available to BMO by IRT and STAR, respectively, including (1) the STAR financial projections as defined and summarized under the heading “—Certain STAR Unaudited Prospective Financial Information”), and (2) the IRT financial projections, and together with the STAR financial projections, the Projections as defined and summarized under the heading “—Certain IRT Unaudited Prospective Financial Information”);

•	reviewed the strategic rationale for, and the potential cost savings and operating synergies anticipated by the management of IRT to result from, the Mergers;

•

reviewed IRT management’s estimates with respect to sales of assets expected by the management of IRT to occur subsequent to the Mergers, and assumptions approved by IRT management with respect to a public offering of shares of IRT Common Stock, which is referred to herein as the Public Offering, expected by the management of IRT to occur in connection with the announcement of the Mergers (referred to as the Public Offering Assumptions);

•

conducted discussions with members of senior management of each of IRT and STAR and certain of their respective representatives and advisors concerning their views of IRT’s and STAR’s businesses, operations, financial condition and prospects, the Mergers and related matters;

•	reviewed certain financial and stock market information for IRT and certain financial information for STAR and selected publicly traded companies that BMO deemed to be relevant;

•	reviewed the financial terms, to the extent publicly available, of selected acquisitions of real estate assets which BMO deemed to be relevant;

•	performed a discounted cash flow analysis for each of IRT and STAR based on the IRT financial projections and STAR financial projections, respectively;

•	reviewed the current and historical stated NAVs for IRT and STAR;

•	reviewed certain potential pro forma financial effects of the Mergers on earnings per share, cash flow, capitalization and financial ratios of IRT;

•

reviewed an email addressed to BMO from senior management of IRT which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, BMO by or on behalf of IRT; and

•	performed other studies and analyses, and conducted such discussions as BMO deemed appropriate.

BMO assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to BMO by the IRT, STAR, or their respective representatives or advisors, or obtained by BMO from other sources. BMO did not independently verify (and has not assumed any obligation to verify) any information, undertake an independent valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of IRT or STAR, nor was BMO furnished with any such valuation or appraisal. BMO did not evaluate the solvency or fair value of IRT, IRT Merger Sub, IRT OP, STAR or STAR OP under any state or federal laws relating to bankruptcy, insolvency or similar matters. BMO also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms, or conditions would be imposed that would be material to BMO’s analysis. BMO assumed that the final Merger Agreement would not differ in any material respect from the draft of the Merger Agreement it reviewed. BMO also assumed that the Mergers would be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any terms, condition or agreement that would be material to its analysis, that the representations and warranties of each party contained in the Merger Agreement would be true and correct in all material respects, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without waiver or modification. With respect to the IRT financial projections, BMO were advised by IRT, and BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of IRT management of the expected future competitive, operating and regulatory environments and related financial performance of IRT. With respect to STAR financial projections, at the direction of IRT management, BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of STAR management of the expected future competitive, operating and regulatory environments and related financial performance of STAR. With respect to the Expected Synergies, BMO were advised by IRT, and BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of IRT management as to the potential cost savings and operating synergies anticipated by the management of IRT to result from the Mergers. With respect to the Asset Sales Estimates, BMO were advised by IRT, and BMO assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of IRT management as to sales of assets expected by the management of IRT to occur subsequent to the Mergers. With respect to the Public Offering Assumptions, BMO assumed that the Public Offering would occur in accordance with such assumptions. BMO expressed no opinion with respect to the Projections, the Expected Synergies, the Asset Sales Estimates or Public Offering Assumptions or the assumptions on which they are based. BMO relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of either IRT or STAR since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to BMO that would be material to its analyses or its written opinion, and that there is no information or any facts that would make any of the information reviewed by BMO incomplete or misleading. Furthermore, BMO did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of IRT, IRT OP, IRT Merger Sub, STAR or STAR OP.

BMO had been advised by the management of IRT and STAR that IRT and STAR have each operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes for all taxable years commencing with its taxable year ended December 31, 2011 and December 31, 2014, respectively, through December 31, 2020, and BMO assumed, at the direction of IRT, that the Mergers would not adversely affect the status or operations of IRT or STAR. BMO also assumed, at the direction of IRT, that the Mergers would qualify as a tax-free reorganization transaction.

BMO’s opinion was necessarily based upon financial, economic, market and other conditions and circumstances as they existed and could be evaluated, and the information made available to BMO, as of the date of its opinion. BMO did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion, including potential changes in U.S. trade, tax or other laws, regulations and government policies and the enforcement thereof as had been or may be proposed or effected, and the potential effects such changes may have on the Mergers or the participants in the Mergers or their respective businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects.

BMO’s opinion does not constitute a recommendation as to any action the IRT Board or any other party should take in connection with the Mergers or the other transactions contemplated by the Merger Agreement or any aspect thereof and is not a recommendation to any director of IRT, any security holder or any other party on how to act or vote with respect to the Mergers or related transactions and proposals or any other matter. BMO’s opinion relates solely to the fairness of the Exchange Ratio, from a financial point of view, to IRT as of the date of its opinion. BMO expressed no opinion as to the relative merits of the Mergers and any other transactions or business strategies discussed by the IRT Board as alternatives to the Mergers or the decision of the IRT Board to proceed with the Mergers, nor did BMO express any opinion on the structure, terms or effect of any other aspect of the Mergers or the other transactions contemplated by the Merger Agreement. In addition, BMO did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of IRT’s officers, directors, employees, advisors, or any class of such persons, in connection with the Mergers relative to the Exchange Ratio. BMO is not an expert in, and BMO’s opinion did not address, any of the legal, tax or accounting aspects of any portion or aspect of the Mergers. With the IRT Board’s consent, BMO relied upon the fact that IRT received legal, tax, and accounting advice and BMO relied upon and assumed that all such advice was correct. BMO’s opinion letter did not express any opinion as to the likely value or trading range of the IRT Common Stock following announcement of the Mergers, or the IRT Common Stock issued pursuant to the consummation of the Mergers, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of IRT at that time.

The summary set forth below does not purport to be a complete description of the financial analyses performed by BMO, but describes, in summary form, the material elements of the presentation that BMO made to the IRT Board on July 26, 2021, in connection with BMO’s opinion. The following is a summary of the material financial analyses performed by BMO in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses BMO employed in reaching its conclusion.

None of the analyses performed by BMO were assigned a greater significance by BMO than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by BMO. The summary text describing each financial analysis does not constitute a complete description of BMO’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by BMO. BMO made its determination as to the fairness, from a financial point of view, to IRT of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by BMO in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before July 23, 2021, the last trading day prior to the date of BMO’s opinion, and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.

In conducting its analysis, BMO used three primary methodologies (see the section entitled “Summary of Financial Analysis of BMO Capital Markets Corp.”) to review the valuation of IRT on a standalone basis and STAR on a pro forma basis after and giving effect to the Mergers, to assess the fairness, from a financial point of view, to IRT of the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement. Specifically, BMO conducted net asset value analyses of underlying real estate properties, discounted cash flow analyses and selected publicly traded companies analysis. No individual methodology was given a specific weight, nor should any methodology be viewed individually. Additionally, no company, real estate asset or transaction used in any analysis as a comparison is identical to IRT, STAR or the Mergers, and they all differ in material ways. Accordingly, an analysis of the results described below is not merely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or net asset valuations to which they are being compared. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. BMO used these analyses to determine the impact of various operating metrics on the implied value per common share of each of IRT and STAR (pro forma for the Mergers). Each of these analyses yielded a range of implied values, and therefore, those implied value ranges developed from these analyses were viewed by BMO collectively and not individually.

Summary of Financial Analysis of BMO Capital Markets Corp.

Selected Publicly Traded Companies Analysis

BMO reviewed and compared certain publicly available financial information, ratios and market multiples relating to each of IRT and STAR with equivalent publicly available data for selected publicly traded companies that share similar business characteristics with them to derive an implied per share value reference range for each of IRT and STAR. BMO reviewed five publicly traded North American multifamily REITs. BMO analyzed the ratio of price to funds from operations (which is referred to herein as FFO) for estimated calendar year 2022 based on consensus Wall Street analyst research (which is referred to herein as Street consensus) for each of these companies for comparison purposes. The multiples for each of the selected companies were calculated using their respective closing prices on July 23, 2021 and were based on the most recent publicly available information and Street consensus estimates. The selected companies were as follows:

•	Mid-America Apartment Communities, Inc.

•	Camden Property Trust

•	Investors Real Estate Trust (d/b/a Centerspace)

•	NexPoint Residential Trust, Inc.

•	BSR Real Estate Investment Trust

For purposes of this analysis, BMO derived a range of FFO multiples using the 1st and 3rd quartile multiples from the selected publicly traded companies.

The following table reflects the results of this analysis:

Price/2022E FFO
3rd Quartile	26.5x
1st Quartile	23.1x

This analysis indicated the following implied per share equity value reference ranges for each share of IRT Common Stock and each share of STAR Common Stock:

Implied Per Share Equity Value Reference Range

Price/2022E FFO
IRT	$20.32 – $23.36
STAR	$17.26 – $19.83

This analysis indicated a range of implied exchange ratios of 0.739 – 0.976 based on FFO, as compared to the Exchange Ratio provided in the Mergers pursuant to the Merger Agreement of 0.905.

No company utilized in the selected publicly traded companies analysis is identical to IRT or STAR. In evaluating selected publicly traded companies, BMO made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond IRT’s control, such as the impact of competition on IRT, STAR and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects IRT, STAR or the industry, or in the financial markets in general.

Analysis of Net Asset Values

BMO performed an analysis of cap rates for selected real estate asset transactions in the geographic locations in the United States in which each of IRT and STAR, respectively, have real estate properties, that shared certain characteristics with IRT and STAR, respectively. Based on publicly available information, for IRT, BMO identified precedent real estate asset transaction in 16 markets with publicly available financial information, and for STAR, BMO identified precedent real estate asset transactions in 22 markets with publicly available financial information.

For IRT, the nominal cap rate ranged from 4.5% – 5.0%, and for STAR, the nominal cap rate ranged from 4.4% – 4.9%. This analysis indicated the following implied per share equity value reference ranges for each share of IRT Common Stock and STAR Common Stock:

Implied Per Share Equity Value Reference Range
IRT	$17.85 – $20.91
STAR	$16.96 – $20.90

This analysis indicated a range of implied exchange ratios of 0.811 – 1.171 as compared to the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement of 0.905.

No company, real estate asset or transaction utilized as a comparison in the analysis of net asset values is identical to IRT or STAR or any of their respective assets or directly comparable to the Mergers in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the value of the assets to which IRT or STAR is respectively being compared. In evaluating the selected net asset values, BMO made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond IRT’s control, such as the impact of competition on IRT, STAR and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of IRT, STAR or the industry or the financial markets in general.

Discounted Cash Flow Analysis

BMO performed a discounted cash flow analysis to calculate the estimated present value of the unlevered free cash flows that (1) IRT’s management forecasted IRT would generate for the fiscal years 2022 through fiscal year 2026 in the IRT financial projections and (2) STAR’s management forecasted STAR would generate for the fiscal years 2022 through fiscal year 2026 in the STAR financial projections. BMO calculated terminal values for each of IRT and STAR by applying ranges of terminal capitalization rates of 4.8% – 5.3% for IRT and 4.7% – 5.2% for STAR, and estimates of weighted average cost of capital for each of IRT and STAR ranging from 6.3% – 7.0% for IRT and from 6.4% – 7.1% for STAR. This analysis indicated the following implied per share equity value reference ranges for each share of IRT Common Stock and STAR Common Stock:

Implied Per Share Equity Value Reference Range
IRT	$19.21 – $22.74
STAR	$16.17 – $20.43

this analysis indicated a range of implied exchange ratios of 0.711 – 1.063 as compared to the Exchange Ratio provided for in the Mergers pursuant to the Merger Agreement of 0.905.

Miscellaneous

In connection with BMO’s services as IRT’s financial advisor, IRT will pay BMO an aggregate fee of approximately $5 million, $1.5 million of which was paid upon delivery of BMO’s opinion and the remainder and majority of which is payable upon consummation of the Mergers. IRT has agreed to reimburse BMO for certain of its expenses and to indemnify BMO and certain related parties against certain potential liabilities arising out of or in connection with its engagement.

In the two years prior to the date of this opinion, BMO and/or certain of its affiliates have provided, currently are providing and in the future may provide certain financial advisory, investment banking, commercial banking, corporate finance and other services unrelated to the Mergers to IRT, STAR and/or certain of their respective affiliates for which BMO and such affiliates have received and may receive compensation. Specifically, from November 2018 to the date of its opinion, BMO and certain of its affiliates provided financial advisory, investment and corporate banking services to IRT and certain of its affiliates unrelated to the Mergers, for which services BMO received and/or expected to receive compensation, including having acted as (i) Joint Bookrunner on a follow-on equity transaction in February 2020, (ii) agent on IRT’s ATM program beginning in November 2020, (iii) a lending participant in IRT’s $200.0 million Term Loan beginning May 2021, and (iv) a lending participant in IRT’s $350.0 million senior unsecured revolving credit facility beginning April 2019, for which services described in clauses (i) through (iv) above BMO and/or certain of its affiliate received during such period aggregate fees of approximately $2.0 million from IRT. In addition, BMO acted as an underwriter for IRT’s Common Stock Offering. In connection with IRT’s Common Stock Offering, BMO received underwriting discounts and commissions of approximately $2.5 million and received customary indemnification in connection therewith.

Further, from November 2018 to the date of its opinion, BMO and certain of its affiliates provided financial advisory, investment and corporate banking services to STAR and certain of its affiliates unrelated to the Mergers, for which services BMO received and/or expected to receive compensation, including having acted as sell-side advisor to the special committee of Steadfast Income REIT, Inc. in its sale to STAR in March 2020, for which BMO and/or certain of its affiliates received during such period a fee of approximately $6.0 million from STAR.

BMO, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, certain of BMO’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, IRT, STAR or any other party that may be involved in the Mergers and their respective affiliates or any currency or commodity that may be involved in the Mergers. BMO or its affiliates may provide investment and corporate banking services to IRT or STAR and their respective affiliates in the future, for which BMO or its affiliates may receive customary fees. BMO provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of IRT or STAR or their respective affiliates for its own account and for the accounts of customers.

Opinion of STAR’s Financial Advisor

STAR engaged RBC Capital Markets as a financial advisor to STAR in connection with the Mergers. As part of this engagement, the STAR Board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the Exchange Ratio provided for pursuant to the Merger Agreement. At a July 26, 2021 meeting of the STAR Board held to evaluate the Mergers, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated July 26, 2021, to the STAR Board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to holders of STAR Common Stock (other than, as applicable, IRT, IRT OP, IRT Merger Sub and their respective affiliates).

The full text of RBC Capital Markets’ written opinion, dated July 26, 2021, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital

Markets delivered its opinion to the STAR Board for the benefit, information and assistance of the STAR Board (in its capacity as such) in connection with its evaluation of the Mergers. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Exchange Ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the Mergers. RBC Capital Markets’ opinion also did not address the underlying business decision of STAR to engage in the Mergers or the relative merits of the Mergers compared to any alternative business strategy or transaction that may be available to STAR or which STAR might engage in or consider. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the Mergers or any proposal to be voted upon in connection with the Mergers or otherwise.

For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:

•	reviewed the financial terms of an execution version, dated July 26, 2021, of the Merger Agreement;

•

reviewed certain publicly available financial and other information, and certain historical operating data, relating to STAR and IRT made available to RBC Capital Markets from published sources and internal records of STAR and IRT, respectively;

•

reviewed certain financial projections and other estimates and data relating to STAR and IRT prepared by the respective managements of STAR and IRT and certain estimates as to the potential cost savings and other benefits anticipated by the managements of STAR and IRT to be realized from the Mergers (collectively referred to as the Cost Savings), which projections and other estimates and data RBC Capital Markets was directed by STAR to utilize for purposes of its analyses and opinion;

•	held discussions with members of the senior managements of STAR and IRT with respect to the respective businesses, prospects and financial outlook of STAR and IRT;

•	reviewed the estimated value per share of STAR Common Stock as of December 31, 2020 as publicly reported by STAR, and reviewed the reported prices and trading activity for IRT Common Stock;

•	compared certain financial metrics of STAR and IRT with those of selected publicly traded companies that RBC Capital Markets considered generally relevant in evaluating STAR and IRT;

•

reviewed the relative contributions of STAR and IRT to certain financial metrics of the pro forma combined company based on the financial projections and other estimates and data relating to STAR and IRT referred to above;

•	reviewed, for informational purposes, certain financial terms of the Company Merger with those of selected precedent transactions that we considered generally similar to the Company Merger;

•

reviewed, for informational purposes, certain potential pro forma financial effects of the Mergers on STAR and IRT based on financial projections and other estimates and data relating to STAR and IRT provided to us by the respective managements of STAR and IRT; and

•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of STAR and IRT (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of STAR and IRT that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and did not independently verify such information. RBC Capital Markets assumed that the financial projections and other estimates and data (including as to potential Cost Savings) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared reflecting the best currently available estimates and good faith judgments of the respective managements of STAR and IRT, as the case may be, as to the future financial performance of, and were a reasonable basis upon which to evaluate, STAR, IRT, the potential Cost Savings, potential pro forma effects of the Mergers and the other matters covered thereby and RBC Capital Markets further assumed that the financial results reflected therein, including the potential Cost Savings, would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to any such financial projections or other estimates and data utilized in RBC Capital Markets’ analyses or the assumptions upon which they were based.

RBC Capital Markets relied upon the assessments of the managements of STAR and IRT as to, among other things, (i) the potential impact on STAR and IRT of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the residential real estate industry, including the multifamily sector thereof, related credit and financial markets and the geographic regions in which STAR and IRT operate, (ii) implications for STAR and IRT of the global COVID-19 pandemic, (iii) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, residents, third-party vendors, service providers and other commercial relationships of, STAR and IRT, and (iv) the ability to integrate the operations of STAR and IRT. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on STAR, STAR OP, IRT, IRT OP or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to STAR, STAR OP, IRT, IRT OP or any other entity and, except for certain third-party appraisals, RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the property or facilities of STAR, STAR OP, IRT, IRT OP or any other entity. RBC Capital Markets was not requested to make, and did not make, an independent evaluation of, and expressed no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting STAR, STAR OP, IRT, IRT OP or any other entity. RBC Capital Markets did not evaluate the solvency or fair value of STAR, STAR OP, IRT, IRT OP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

RBC Capital Markets assumed that the Mergers would be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, permits, waivers and agreements for the Mergers, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on STAR, STAR OP, IRT, IRT OP or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets also assumed that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of Code, for U.S. federal income tax purposes and the Company Merger and the Partnership Merger otherwise will qualify for the intended tax treatment contemplated by the Merger Agreement. RBC Capital Markets was advised by STAR, and RBC Capital Markets assumed, that each of STAR and IRT has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election to be taxed as a REIT and that the Mergers will not adversely affect such REIT status or operations of the pro forma combined entity resulting from the Mergers. In addition, RBC Capital Markets assumed that the final executed Merger Agreement would not differ in any respect meaningful to its analyses or opinion from the execution version that RBC Capital Markets reviewed.

RBC Capital Markets’ opinion spoke only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets’ opinion related to the relative values of STAR and IRT before giving effect to any underwritten public offering of shares of IRT Common Stock or asset sales contemplated to be undertaken prior to or following consummation of the Mergers. RBC Capital Markets did not express any opinion as to the actual value of IRT Common Stock when issued in connection with the Mergers or the price or range of prices at which STAR Common Stock, IRT Common Stock or any other securities of STAR or IRT, or any securities of STAR OP or IRT OP, may trade or otherwise be transferable at any time, including following announcement or consummation of the Mergers. As the STAR Board was aware, the credit, financial and stock markets, the industry in which STAR and IRT operate and the securities of IRT have experienced and may continue to experience volatility and disruptions, including from the COVID-19 pandemic, and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility or disruptions on STAR, STAR OP, IRT, IRT OP or the Mergers (including the contemplated benefits thereof).

RBC Capital Markets’ opinion addressed the fairness, from a financial point of view and as of the date of the opinion, of the Exchange Ratio (to the extent expressly specified in the opinion), without regard to individual circumstances of specific holders that may distinguish such holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) or the securities of STAR held by such holders nor did RBC Capital Markets’ opinion address proportionate allocation or relative fairness. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the Mergers or the Merger Agreement, including, without limitation, the form or structure of the Mergers, any governance arrangements, underwritten public offering or asset sales, lock-up agreement, indemnification arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Mergers or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of STAR and STAR’s representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the Mergers or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting STAR, STAR OP, IRT, IRT OP or the Mergers (including the contemplated benefits thereof), as to which RBC Capital Markets understood that STAR obtained such advice as STAR deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise. In connection with its engagement, RBC Capital Markets was not requested to, and RBC Capital Markets did not, undertake a third-party solicitation process on STAR’s behalf with respect to the acquisition of all or a portion of STAR. The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee.

In preparing its opinion to the STAR Board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the STAR Board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. RBC Capital Markets believes that the analyses and factors summarized below must be considered as a whole and in context.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and considered various financial matters and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique and financial consideration has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of STAR and IRT. The estimates of the future performance of STAR and IRT in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of STAR or IRT.

The Exchange Ratio was determined through negotiations between STAR and IRT and the decision of STAR to enter into the Merger Agreement was solely that of the STAR Board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the STAR Board in its evaluation of the Exchange Ratio and should not be viewed as determinative of the views of the STAR Board, STAR’s management or any other party with respect to the Mergers or the consideration payable in the Mergers.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the STAR Board in connection with RBC Capital Markets’ opinion, dated July 26, 2021. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. Future results may differ from those described and such differences may be material. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. In calculating low-ends (or high-ends, as the case may be) of the implied Exchange Ratio reference ranges reflected in the financial analyses described below, RBC Capital Markets divided the low-ends (or high-ends, as the case may be) of the implied per share equity value reference ranges derived for STAR from such analyses by the high-ends (or low-ends, as the case may be) of the implied per share equity value reference ranges derived for IRT from such analyses.

Selected Public Companies Analyses. RBC Capital Markets performed separate selected public companies analyses of STAR and IRT in which RBC Capital Markets reviewed and compared financial and operating data relating to STAR, IRT and the selected publicly traded companies listed below.

STAR. RBC Capital Markets reviewed certain financial information of STAR and certain financial and stock market information of the following six selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the multifamily REIT industry, having equity market capitalizations of greater than $500 million (as of July 23, 2021) and a primary focus on non-gateway U.S. markets, collectively referred to as the STAR selected companies:

•	BSR Real Estate Investment Trust

•	Camden Property Trust

•	Independence Realty Trust, Inc.

•	Investors Real Estate Trust (d/b/a Centerspace)

•	Mid-America Apartment Communities, Inc.

•	NexPoint Residential Trust, Inc.

In its selected public companies analysis of STAR, RBC Capital Markets reviewed, among other things, closing stock prices of the STAR selected companies on July 23, 2021 (the last full trading day prior to execution of the Merger Agreement) as multiples of calendar year 2021 and calendar year 2022 estimated funds from operations, referred to as FFO, per share. RBC Capital Markets also reviewed enterprise values of the STAR selected companies, calculated as equity values based on closing stock prices on July 23, 2021 plus debt (including pro rata share of any joint venture debt), preferred stock at liquidation value and non-controlling interests and less cash and cash equivalents, as multiples of calendar year 2021 and calendar year 2022 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Financial data of the STAR selected companies were based on publicly available research analysts’ estimates and other publicly available information. Financial data of STAR was based on financial projections and other estimates of STAR management.

The overall low to high (and mean and median) calendar years 2021 and 2022 estimated FFO per share and estimated EBITDA multiples observed for the STAR selected companies were as follows:

•	FFO per share multiples:

•	Calendar year 2021 estimated FFO per share multiples: low to high of 23.9x to 28.8x (with a mean of 26.5x and a median of 26.4x)

•	Calendar year 2022 estimated FFO per share multiples: low to high of 19.7x to 26.6x (with a mean of 24.1x and a median of 24.3x)

•	EBITDA multiples:

•	Calendar year 2021 estimated EBITDA multiples: low to high of 23.5x to 28.5x (with a mean of 27.2x and a median of 27.9x)

•	Calendar year 2022 estimated EBITDA multiples: low to high of 18.8x to 26.9x (with a mean of 24.7x and a median of 26.0x)

RBC Capital Markets then applied selected ranges derived from the STAR selected companies of calendar year 2021 and calendar year 2022 estimated FFO per share multiples of 24.0x to 28.5x and 23.0x to 26.5x, respectively, and selected ranges derived from the STAR selected companies of calendar year 2021 and calendar year 2022 estimated EBITDA multiples of 23.5x to 28.5x and 24.0x to 26.5x, respectively, to corresponding data of STAR. This analysis indicated implied per share equity value reference ranges for STAR based on calendar year 2021 and calendar year 2022 estimated FFO per share of $15.31 to $18.18 and $17.18 to $19.80, respectively, and based on calendar year 2021 and calendar year 2022 estimated EBITDA of $14.45 to $21.11 and $17.43 to $21.01, respectively.

IRT. RBC Capital Markets performed a selected public companies analysis in which RBC Capital Markets reviewed certain financial and stock market information of IRT and the following five selected companies that RBC Capital Markets considered generally relevant as publicly traded companies with operations in the multifamily REIT industry, having equity market capitalizations of greater than $500 million (as of July 23, 2021) and a primary focus on non-gateway U.S. markets, collectively referred to as the IRT selected companies:

•	BSR Real Estate Investment Trust

•	Camden Property Trust

•	Investors Real Estate Trust (d/b/a Centerspace)

•	Mid-America Apartment Communities, Inc.

•	NexPoint Residential Trust, Inc.

In its selected public companies analysis of IRT, RBC Capital Markets reviewed, among other things, closing stock prices of the IRT selected companies on July 23, 2021 as multiples of calendar year 2021 and calendar year 2022 estimated FFO per share. RBC Capital Markets also reviewed enterprise values of the IRT selected companies, calculated as equity values based on closing stock prices on July 23, 2021 plus debt (including pro rata share of any joint venture debt), preferred stock at liquidation value and non-controlling interests and less cash and cash equivalents, as multiples of calendar year 2021 and calendar year 2022 estimated EBITDA. Financial data of the IRT selected companies were based on publicly available research analysts’ estimates and other publicly available information. Financial data of IRT was based on financial projections and other estimates of IRT management.

The overall low to high (and mean and median) calendar years 2021 and 2022 estimated FFO per share and estimated EBITDA multiples observed for the IRT selected companies were as follows:

•	FFO per share multiples:

•	Calendar year 2021 estimated FFO per share multiples: low to high of 23.9x to 28.8x (with a mean of 26.5x and a median of 26.3x)

•	Calendar year 2022 estimated FFO per share multiples: low to high of 19.7x to 26.6x (with a mean of 24.0x and a median of 23.9x)

•	EBITDA multiples:

•	Calendar year 2021 estimated EBITDA multiples: low to high of 23.5x to 28.5x (with a mean of 27.1x and a median of 27.8x)

•	Calendar year 2022 estimated EBITDA multiples: low to high of 18.8x to 26.9x (with a mean of 24.4x and a median of 25.9x)

RBC Capital Markets then applied selected ranges derived from the IRT selected companies of calendar year 2021 and calendar year 2022 estimated FFO per share multiples of 24.0x to 28.5x and 23.0x to 26.5x, respectively, and selected ranges derived from the IRT selected companies of calendar year 2021 and calendar year 2022 estimated EBITDA multiples of 23.5x to 28.5x and 24.0x to 26.5x, respectively, to corresponding data of IRT. This analysis indicated implied per share equity value reference ranges for IRT based on calendar year 2021 and calendar year 2022 estimated FFO per share of $18.45 to $21.91 and $20.24 to $23.32, respectively, and based on calendar year 2021 and calendar year 2022 estimated EBITDA of $15.68 to $21.14 and $19.23 to $22.27, respectively.

Utilizing the implied per share equity value reference ranges derived for STAR and IRT described above, RBC Capital Markets calculated the following implied exchange ratio reference ranges, as compared to the Exchange Ratio provided for in the Merger:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
CY2021E FFO	CY2022E FFO	0.905x
0.6987x – 0.9852x	0.7367x – 0.9780x
CY2021E EBITDA	CY2022E EBITDA
0.6836x – 1.3464x	0.7829x – 1.0925x

No company or business used in these analyses is identical to STAR or IRT. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which STAR or IRT were compared.

Discounted Cash Flow Analyses. RBC Capital Markets performed separate discounted cash flow analyses of STAR and IRT as described below.

STAR. RBC Capital Markets performed a discounted cash flow analysis of STAR by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that STAR was forecasted to generate during the second half of the fiscal year ending December 31, 2021 through the full fiscal year ending December 31, 2025 based on financial projections and other estimates of STAR management. RBC Capital Markets calculated terminal values for STAR by applying to the terminal year estimated EBITDA of STAR a selected range of one-year forward EBITDA multiples of 20.0x to 25.0x. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of June 30, 2021) using a selected range of discount rates of 7.75% to 8.75%. This analysis indicated an implied per share equity value reference range for STAR of $11.22 to $18.48.

IRT. RBC Capital Markets performed a discounted cash flow analysis of IRT by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that IRT was forecasted to generate during the second half of the fiscal year ending December 31, 2021 through the full fiscal year ending December 31, 2025 based on financial projections and other estimates of IRT management. RBC Capital Markets calculated terminal values for IRT by applying to the terminal year estimated EBITDA of IRT a selected range of one-year forward EBITDA multiples of 20.0x to 25.0x. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of June 30, 2021) using a selected range of discount rates of 7.75% to 8.75%. This analysis indicated an implied per share equity value reference range for IRT of $15.38 to $21.94.

Utilizing the overall implied per share equity value reference ranges derived for STAR and IRT described above, RBC Capital Markets calculated the following implied exchange ratio reference range, as compared to the Exchange Ratio provided for in the Merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.5114x – 1.2019x	0.905x

Relative Contributions Analysis. RBC Capital Markets reviewed the relative contributions of STAR and IRT to the combined company’s equity value based on calendar years 2021 and 2022 estimated EBITDA and estimated FFO. Financial data of STAR was based on financial projections and other estimates of STAR management and financial data of IRT was based on financial projections and other estimates of IRT management. This analysis indicated the following overall implied exchange ratio reference range, as compared to the Exchange Ratio provided for in the Merger:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.842x – 0.986x	0.905x

Certain Additional Information

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

the historical trading performance of IRT Common Stock during the 52-week period ended July 23, 2021, which indicated low and high intraday prices for IRT Common Stock during such 52-week period of $10.40 and $20.27 per share, respectively, and the estimated value per share of STAR Common Stock of $15.55 as of December 31, 2020 as publicly reported by STAR; and

•

publicly available research analysts’ forward stock price targets for IRT Common Stock, which indicated a target stock price range for IRT Common Stock of $17.00 to $21.50 per share (with a mean of $19.50 per share and a median of $20.00 per share).

Miscellaneous

STAR has agreed to pay RBC Capital Markets for its services as a financial advisor to STAR a fee of $12.75 million, of which a portion was payable upon delivery of RBC Capital Markets’ opinion and $11.25 million is contingent upon consummation of the Mergers. STAR also has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under federal securities laws, arising out of RBC Capital Markets’ engagement.

As the STAR Board was aware, during the two-year period prior to the date of RBC Capital Markets’ opinion, RBC Capital Markets provided financial advisory services unrelated to the Mergers to STAR in connection with a potential transaction which was not consummated. RBC Capital Markets and certain of its affiliates in the future may provide investment banking, commercial banking and/or financial advisory services to STAR, STAR OP, IRT, IRT OP and/or certain of their respective affiliates, for which services RBC Capital Markets and its affiliates would expect to receive customary compensation.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of IRT and/or other entities involved in the Mergers or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade or hold securities or financial instruments (including loans and other obligations) of such entities for RBC Capital Markets’ or its affiliates’ account or for the account of customers and, accordingly, RBC Capital Markets and its affiliates may hold long or short positions or otherwise effect transactions in such securities or financial instruments.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. STAR selected RBC Capital Markets as STAR’s financial advisor in connection with the Mergers on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with STAR’s and IRT’s businesses and industry.

Financial Advisory Services of Robert A. Stanger & Co., Inc.

In connection with the proposed Mergers, STAR retained Stanger to render certain financial advisory services to the STAR Board that included a review and evaluation of the real estate assets of STAR and IRT and other financial analyses and general financial advice in connection with the transaction. Stanger was not engaged to render a fairness opinion in connection with the Mergers.

Experience of Stanger

Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and REITs. The financial advisory activities of Stanger include mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company analysis, and litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions. Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves REITs and partnerships and the assets typically owned through such entities including, but not limited to, real properties and property interests.

Financial Advisory Services of Stanger

On July 1, 2021, Stanger presented its analysis of the STAR and IRT real estate portfolios (the “Portfolios”) to the STAR Board. In the course of Stanger’s analysis, Stanger: (i) conducted site visits to each of the IRT real estate assets and noted that Stanger had visited each of the STAR assets in connection with assignments completed during the past two years; (ii) reviewed historical and budgeted property level income statements for the properties in the Portfolios; (iii) reviewed property rent rolls for the Portfolios; (iv) reviewed property tax bills for the Portfolios; (v) reviewed deferred maintenance estimates for the Portfolios, as provided by STAR and IRT; (vi) reviewed loan agreements, note agreements and amendments for both STAR and IRT; (vii) reviewed demographic information for each of the properties in the Portfolios; (viii) reviewed the December 31, 2020 net asset value (“NAV”) and appraisals for the STAR real estate portfolio; (ix) reviewed over $42 billion of sale transaction data in the STAR portfolio markets; (x) reviewed over $38 billion of sale transaction data in the IRT portfolio markets; (xi) reviewed survey data and sale comparable transactions for each of the Portfolios; (xii) considered the impact of tax resets on the real estate assets in each of the Portfolios; (xiii) considered the impact of debt mark-to-market adjustments on both STAR and IRT; and (xiv) considered the balance sheet of STAR and IRT.

Stanger advised the STAR Board that the key benefits of the proposed Mergers would be: (i) expansion of the existing portfolio of STAR from 69 properties aggregating 22,045,000 square feet and 21,577 units by an additional 60 properties of IRT aggregating 15,905,000 square feet and 16,261 units; would provide substantial growth and diversification of a combined portfolio; (ii) the average age of the IRT portfolio of 20 years is consistent with the average age of the STAR Portfolio of 20 years; (iii) the population and median household income within a three mile radius of each property in the IRT Portfolio averages 67,220 and $70,266, respectively versus 77,387 and $75,053, respectively for the STAR portfolio; (iv) overall the IRT Portfolio is consistent with the STAR Portfolio in terms of: unit sizes, age, and demographics and would be valued using comparable valuation metrics as compared to the STAR portfolio; and (v) improved access to liquidity for the STAR shareholders in public markets while retaining the option to hold an interest in a larger more diversified company. Stanger estimated the NAV per share range of IRT at $16.09 to $18.57, exclusive of any value for its management company, and estimated the NAV per share range of STAR on a comparable basis at $15.63 to $18.42. Stanger did not render an opinion on the fairness of the Exchange Ratio from a financial point of view.

Limitations and Qualifications

Stanger was not requested to, and therefore did not: (i) appraise STAR’s or IRT’s assets or liabilities; (ii) make any recommendation to the STAR stockholders with respect to whether or not to approve the Merger Agreement or the impact, tax or otherwise, of approving the Merger Agreement; (iii) select the method of determining the Exchange Ratio used in the Mergers; (iv) express any opinion as to: (a) the business decision to pursue the Mergers or alternatives to the Mergers; (b) the amount or allocation of expenses relating to the Mergers; (c) any legal, tax, regulatory or accounting matters, which Stanger understood that we obtained advice with respect to such matters, as we deemed necessary, from qualified professionals; or (d) any terms of the Mergers or (v) opine as to the fairness of the Exchange Ratio or the amount or the nature of any compensation or consideration to any of STAR’s officers, directors, or employees, or any class of such persons, relative to the compensation or consideration to the STAR stockholders.

Compensation and Material Relationships

Stanger has been paid a fee of $350,000 in connection with this engagement (the “Financial Advisory Fee”). STAR has agreed to pay Stanger a fee of approximately $1.45 million contingent upon the consummation of the Mergers. Stanger will also be reimbursed for certain out-of-pocket expenses, including legal fees, and will be indemnified against liabilities arising under any applicable federal or state law or otherwise related to or arising out of Stanger’s engagement or performance of its services to STAR. During the past three years, STAR paid Stanger approximately $2,656,000 in connection with financial advisory services, including the Financial Advisory Fee.

Certain IRT Unaudited Prospective Financial Information

IRT does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, IRT is including certain non-public unaudited prospective financial information that was made available to the IRT Board and the STAR Board in connection with their respective evaluations of the Mergers. This information also was provided to IRT’s and STAR’s respective financial advisors for their use and reliance in connection with their respective financial analyses and opinions described above under the sections entitled “—Opinions of IRT’s Financial Advisors,” “—Opinion of STAR’s Financial Advisor,” and “—Financial Advisory Services of Robert A. Stanger & Co., Inc.” The inclusion of this information should not be regarded as an indication that any of IRT, STAR, their respective affiliates, advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or events.

These internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC, including with respect to non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in IRT’s historical GAAP financial statements. Neither IRT’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on the information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, the prospective results may not be realized and the actual results may be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year. You are encouraged to review the risks and uncertainties described under the headings “Risk Factors—Risks Relating to the Mergers” beginning on page 24 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 and the risks described in the periodic reports filed by IRT with the SEC, which reports can be found as described under the heading “Where You Can Find More Information” beginning on page 210.

The report of IRT’s independent registered public accounting firm contained in IRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into this joint proxy statement/prospectus, relates to IRT’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2021 through 2026 for IRT on a standalone basis (amounts reflect rounding).

	Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
NOI(1)	$141.2	$155.2	$166.7	$177.8	$186.6	$194.0
EBITDA(2)	$115.4	$128.7	$139.6	$150.2	$158.4	$165.2
FFO(3)	$80.2	$93.5	$104.0	$115.3	$123.8	$130.8

(1)

IRT defines NOI, which is a non-GAAP financial performance measure, as total property revenues less total property operating expenses, excluding depreciation and amortization, casualty related costs, property management expenses, general administrative expenses, interest expense, and net gains on sale of assets. NOI should not be considered as an alternative to net income as a measure of operating performance.

(2)

IRT defines EBITDA, which is a non-GAAP financial performance measure, as net income before interest expense including amortization of deferred financing costs, income tax expense, and depreciation and amortization expenses. EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.

(3)

IRT defines FFO, which is a non-GAAP financial performance measure, in accordance with the definition published by NAREIT as net income or loss allocated to common shares, excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. FFO should not be considered as an alternative to net income as a measure of operating performance.

IRT and STAR calculate certain non-GAAP financial metrics, including NOI, EBITDA and FFO, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and the financial metrics derived from such prospective financial information and presented in other sections of this joint proxy statement/prospectus with respect to the financial analyses of the financial advisors to IRT and STAR may not be directly comparable to one another.

In preparing the foregoing unaudited projected financial information, IRT made a number of assumptions regarding, among other things, interest rates, corporate financing activities, annual dividend levels, occupancy and tenant retention levels, changes in rent, the amount, timing and cost of existing and planned capital expenditures, the amount and timing of asset sales, asset acquisitions and developments and the amount of general and administrative costs.

Among the particular assumptions made available to the IRT Board, the STAR Board and IRT’s and STAR’s respective financial advisors, IRT assumed that it would consummate an approximately $260.0 million sale of IRT Common Stock following announcement of the transactions and that for the fiscal years ending 2021 through 2026, IRT, on a standalone basis, would have total capital expenditures, excluding acquisition capital expenditures and including capital expenditures associated with IRT’s value add renovations, as set forth on the following table (amounts reflect rounding):

	Fiscal Year Ending December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E	2026E
Capital Expenditures	$41.3	$41.5	$41.9	$42.4	$27.2	$25.3

The assumptions set forth in the preceding table are only representative of a small number of the assumptions and estimates made by IRT’s management in preparing the foregoing unaudited projected financial information. As described above, IRT made numerous other assumptions and estimates in preparing the foregoing unaudited projected financial information.

The assumptions made in preparing the foregoing unaudited projected financial information may not necessarily reflect actual future conditions. The estimates and assumptions underlying the foregoing unaudited projected financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the headings “Risk Factors” beginning on page 24 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 and the risks described in the periodic reports filed by IRT with the SEC, which reports can be found as described under the heading “Where You Can Find More Information” beginning on page 210, all of which are difficult to predict and many of which are beyond the control of IRT and/or STAR and will be beyond the control of the combined company. The underlying assumptions and projected results may not be realized, and actual results likely will differ, and may differ materially, from those reflected in the foregoing unaudited projected financial information, whether or not the Mergers are consummated.

In addition, although presented with numerical specificity, the foregoing unaudited projected financial information reflect numerous assumptions and estimates as to future events made by IRT management that IRT management believes were reasonably prepared. The above unaudited projected financial information does not give effect to the Mergers. IRT stockholders and STAR stockholders are urged to review the most recent SEC filings of IRT for a description of the reported and anticipated results of operations and financial condition and capital resources during 2021, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in IRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by IRT, STAR or any other person to any IRT stockholder or any STAR stockholder regarding the ultimate performance of IRT compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such.

IRT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Certain STAR Unaudited Prospective Financial Information

STAR does not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results given, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the STAR Board’s consideration of the Mergers, STAR’s management prepared certain non-public unaudited financial projections, derived from STAR’s property level projections, regarding STAR’s anticipated future performance on a standalone basis for fiscal years 2021 through 2026 (the “STAR financial projections”), which are summarized below. The STAR financial projections were provided, in whole or in part, to the STAR Board and IRT’s and STAR’s respective financial advisors for their use and reliance in connection with their respective financial analyses and opinions described above under the sections entitled “ —Opinions of IRT’s Financial Advisors,” “ —Opinion of STAR’s Financial Advisor,” and “ —Financial Advisory Services of Robert A. Stanger & Co., Inc.”

The STAR financial projections are summarized in this joint proxy statement/prospectus solely to give STAR stockholders access to information that was made available to the STAR Board and STAR’s financial advisor in connection with the Mergers, and are not included in this joint proxy statement/prospectus in order to influence any STAR stockholder to make any investment or voting decision with respect to the Mergers.

The STAR financial projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the STAR financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of STAR, IRT or their officers, directors, affiliates, or other representatives considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

The STAR financial projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither STAR’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any audit or other procedures with respect to the STAR financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of STAR contained in STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, which is attached as Annex E, relates to STAR’s historical financial statements. It does not extend to the STAR financial projections and should not be read to do so.

Furthermore, the STAR financial projections do not necessarily reflect STAR’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the STAR financial projections set forth below do not give effect to the Mergers nor do they take into account the effect of any failure of the Mergers to occur.

The STAR financial projections reflect numerous assumptions and estimates as to future events. The STAR financial projections were based on assumptions and estimates that STAR’s management believed were reasonable at the time the STAR financial projections were prepared, taking into account relevant information available to STAR’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 24 and 38, respectively, and in STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, which is attached as Annex E to this joint proxy statement/prospectus and STAR’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is attached as Annex F to this joint proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of STAR and will be beyond the control of the combined company. As a result, neither IRT, STAR nor any of their respective affiliates, officers, directors, advisors or other representatives can provide any assurance that actual results will not differ materially from the STAR financial projections, and neither STAR nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the STAR financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events.

The inclusion of a summary of the STAR financial projections herein should not be deemed an admission or representation by IRT or STAR that such financial projections are viewed by IRT or STAR as material information of STAR. The STAR financial projections should be evaluated in conjunction with STAR’s reported financial results and the risk factors with respect to the business of STAR. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38 and “Where You Can Find More Information” on page 210.

The following summarizes the STAR financial projections (amounts reflect rounding):

	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6
	12 Mos. Jan. 2021 Dec. 2021	12 Mos. Jan. 2022 Dec. 2022	12 Mos. Jan. 2023 Dec. 2023	12 Mos. Jan. 2024 Dec. 2024	12 Mos. Jan. 2025 Dec. 2025	12 Mos. Jan. 2026 Dec. 2026
Net Operating Income(1)	$198.1	$211.2	$220.1	$232.8	$243.3	$251.2
EBITDA(2)	$156.5	$167.8	$175.4	$186.8	$195.9	$202.3
Funds From Operations (FFO)(3)	$74.9	$87.7	$96.2	$107.8	$118.0	$125.4

(1)

STAR defines NOI, a non-GAAP financial measure, as total property revenues less total property operating expenses, excluding depreciation and amortization, casualty related costs, property management expenses, general administrative expenses, interest expense, and net gains on sale of assets. NOI should not be considered as an alternative to net income as a measure of operating performance.

(2)

STAR defines EBITDA, a non-GAAP financial measure, as net income before interest expense including amortization of deferred financing costs, income tax expense and depreciation and amortization expenses.

EBITDA includes third-party management fees. EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity.
(3)

STAR defines FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018 (the “White Paper”). The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. For more information regarding how STAR calculates FFO, see STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, which is attached as Annex E to this joint proxy statement/prospectus.

IRT and STAR calculate certain non-GAAP financial metrics including NOI, EBITDA and FFO using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and the financial metrics derived from such prospective financial information and presented in other sections of this joint proxy statement/prospectus with respect to the financial analyses of the financial advisors to IRT and STAR may not be directly comparable to one another.

In preparing the foregoing unaudited projected financial information, STAR made a number of assumptions regarding, among other things, interest rates, corporate financing activities, annual distribution levels, occupancy and tenant retention levels, changes in rent, the amount, timing and cost of existing and planned capital expenditures, the amount and timing of asset sales, asset acquisitions and developments and the amount of general and administrative costs.

Among the particular assumptions made available to the STAR Board, the IRT Board and STAR’s and IRT’s respective financial advisors, STAR assumed that for the fiscal years ending 2021 through 2026, STAR, on a standalone basis, would have total capital expenditures as set forth on the following table (amounts reflect rounding):

	Fiscal Year Ending December 31,
($ in millions)	2021(E)	2022(E)	2023(E)	2024(E)	2025(E)	2026(E)
Capital Expenditures(1)	$140.9	$59.4	$16.7	$17.5	$18.0	$18.8

(1)

Capital expenditures for fiscal years ending 2021 and 2022, include, in addition to recurring and maintenance capital expenditures, redevelopment capital expenditures and acquisition capital expenditures. Capital expenditures for fiscal years ending 2023, 2024, 2025, and 2026, include only recurring capital expenditures.

The assumptions set forth in the preceding table are only representative of a small number of the assumptions and estimates made by STAR’s management in preparing the foregoing unaudited projected financial information. As described above, STAR made numerous other assumptions and estimates in preparing the foregoing unaudited projected financial information.

STAR DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW

Interests of IRT Directors and Executive Officers in the Mergers

In addition to their interests in the Mergers as stockholders, the directors and executive officers of IRT have interests in the Mergers that may be different from, or in addition to, those of IRT stockholders generally. The IRT Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

Upon consummation of the Mergers, Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; and Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company. In addition, upon consummation of the Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the IRT Board and the following five incumbent directors of the STAR Board: Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington; and Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell, respectively.

The Mergers are expected to constitute a “change in control” for purposes of Mr. Schaeffer’s employment agreement. Under that agreement, upon a termination without cause or a resignation with good reason (and subject to execution of a release), Mr. Schaeffer will become entitled to severance benefits, including a cash payment equal to a multiple of his annual base salary and his average annual bonus received for the three years preceding his termination. Ordinarily, that severance multiple would be 2.25. However, if the termination without cause or resignation with good reason occurs within 18 months following a change in control, the severance multiple will increase from 2.25 to 3.0. Mr. Schaeffer’s other severance benefits would be the same, whether or not the severance event occurs proximate to a change in control. Based on Mr. Schaeffer’s current base salary level and annual bonus history, the increase in the severance multiple from 2.25 to 3.0 represents an incremental increase in Mr. Schaeffer’s potential severance benefits of $1,459,577.

For purposes of Mr. Schaeffer’s employment agreement:

“Cause” means Mr. Schaeffer’s (a) conviction of, or plea of guilty or no contest to, a felony, any crime of moral turpitude or any crime involving IRT; (b) engagement in fraud, misappropriation or embezzlement; (c) material breach of any published code of conduct or code of ethics of IRT or its affiliates; (d) gross negligence or willful misconduct in the performance of his duties; (e) continual failure to substantially perform his duties to IRT (other than a failure resulting from illness), which failure has continued for at least 30 days after written notice; or (f) breach of the restrictive covenants contained in his employment agreement.

“Good reason” means (a) a significant adverse alteration in the nature or status of Mr. Schaeffer’s authority, duties or responsibilities; (b) a reduction in Mr. Schaeffer’s base salary; (c) IRT’s material and willful breach of Mr. Schaeffer’s employment agreement; or (d) a relocation (without Mr. Schaeffer’s written consent) of his principal place of employment by more than 35 miles.

While the occurrence of the Mergers will have the effect of increasing (for 18 months following the closing of the Mergers) the level of severance benefits payable under Mr. Schaeffer’s employment agreement in the event of a termination without cause or a resignation with good reason, IRT has no present plan or intent to terminate Mr. Schaeffer’s employment or to take any action that would constitute a basis for Mr. Schaeffer to resign from employment with good reason.

Interests of STAR Directors and Executive Officers in the Mergers

In considering the recommendation of the STAR Board to approve the STAR Merger Proposal, STAR stockholders should be aware that STAR’s directors and executive officers have interests in the Company Merger that may be different from, or in addition to, the interests of STAR stockholders generally. The STAR Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Company Merger), and in recommending to STAR stockholders that the STAR Merger Proposal be approved. Such interests are described below.

STAR’s executive officers for purposes of the discussion below are Rodney F. Emery (Chief Executive Officer), Ella S. Neyland (President, Chief Financial Officer and Treasurer); Tim Middleton (Chief Investment Officer), Gustav F. Bahn (Chief Legal Officer and Corporate Secretary), Jason Stern (Chief Strategy Officer and Administrative Officer), David Miller (Chief Accounting Officer) and Tiffany Stanley (Executive Vice President, Property Management). As noted below, however, Mr. Emery did not enter into an Employment Agreement (as defined below) with STAR.

Treatment of Outstanding Equity Awards

STAR Restricted Shares of Common Stock

The Merger Agreement provides that, at the Company Merger Effective Time, each award of STAR Restricted Shares that is outstanding immediately prior to the Company Merger Effective Time will be converted into a number of IRT Restricted Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of STAR Common Stock subject to such restricted stock award immediately prior to the Company Merger Effective Time by (B) the Exchange Ratio.

Except as noted below, each IRT Restricted Share will be subject to the same terms and conditions as applied to the corresponding STAR Restricted Share immediately prior to the Company Merger Effective Time.

Accelerated Vesting of STAR Equity Awards

The Merger Agreement provides that any STAR Restricted Share held by a grantee who is a non-employee member of the STAR Board immediately prior to the Company Merger Effective Time and who does not become a member of the IRT Board at the Company Merger Effective Time will vest upon the Company Merger Effective Time so that each such converted share will be fully vested and non-forfeitable.

Pursuant to the terms of the Employment Agreements described below and the award agreements for the STAR Restricted Shares held by STAR’s executive officers, if an executive officer’s employment is terminated by STAR without “cause,” or due to the executive officer’s resignation for “good reason,” (each as defined in such executive officer’s Employment Agreement), and subject to execution of an effective release of claims, such executive officer’s STAR Restricted Shares will accelerate and become fully vested. These accelerated vesting provisions applicable to the STAR Restricted Shares held by the executive officers will continue to apply to such awards after such awards are converted into IRT Restricted Shares.

For this purpose, “good reason” includes a material diminution in title, authority or responsibilities, a 10% or greater reduction in base salary or target bonus opportunity, a continuous, willful and material breach by the employer of the Employment Agreement, or a relocation of the principal place of employment by more than

50 miles. Ms. Neyland has already agreed that the Mergers, the related changes in the business, ownership and management of STAR, and the associated changes to her title, authority and/or responsibilities will not constitute good reason for her to resign.

The following table includes the number of STAR Restricted Shares held by STAR’s executive officers and directors as of the date of this joint proxy statement/prospectus and the estimated value of such restricted shares, assuming vesting were to be accelerated on the date of the closing of the Mergers. As noted above, except for non-employee directors who will not continue as members of the IRT board of directors, the accelerated vesting of restricted shares will not occur automatically upon the closing of the Mergers. For accelerated vesting to occur, an executive officer must also experience a termination without cause or resignation with good reason.

Name	Outstanding STAR Restricted Shares	Estimated Value of Accelerated Vesting of Unvested Restricted Shares(1)
Executive Officer:
Rodney F. Emery	—	$—
Ella S. Neyland	44,016.41	757,082
Tim Middleton	44,016.41	757,082
Gustav Bahn	32,559.70	560,027
Jason Stern	25,993.72	447,092
David Miller	16,922.94	291,075
Tiffany Stanley	20,849.03	358,603
Director:
Ana Marie del Rio	—	—
Kerry D. Vandell	23,076.64	181,987
G. Brian Christie	23,076.64	181,987
Thomas H. Purcell	23,076.64	181,987
Ned W. Brines	13,080.64	196,323
Stephen R. Bowie	13,080.64	196,323

(1)

Estimates are based on the Exchange Ratio and assume a price per share of $17.20, which represents the average closing market price of the shares of IRT Common Stock over the first five business days following the first public announcement of the entry into the Merger Agreement. The actual value received by the executive officers and directors may be greater or less than those provided above.

Officer Employment Agreements

Under the terms of each Employment Agreement, if the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” within 12 months following a “change in control” (as each term is defined in the Employment Agreements) and the executive executes a release of claims, the executive will be entitled to (1) a series of cash payments over a period of 18 months totaling one and one half times the sum of his or her then-current base salary and target annual cash incentive opportunity (currently, 75% of each executive’s annual base salary) for the then-current calendar year (the “Severance Payment”); (2) vesting of all outstanding equity-based awards that are subject solely to time-based vesting conditions and (3) if the executive elects continuation of coverage under STAR’s group health plan, continuation of subsidized health care coverage for 18 months or, if earlier, until the executive becomes eligible for health care coverage from another employer or eligibility for continuation of coverage under any Company group health plan ends. The Company Merger will constitute a “change in control” for purposes of the Employment Agreement.

For purposes of the Employment Agreements, if STAR terminates such employee’s employment without “cause” immediately prior to the closing of the Company Merger after IRT and STAR have jointly determined that such employee will not continue with IRT following the Company Merger, then such termination will be deemed to have occurred within 12 months following a “change in control.”

See the section entitled “—Treatment of Outstanding Equity Awards—Accelerated Vesting of STAR Equity Awards” above for a description of the STAR equity awards held by each executive officer.

The executive officers’ Employment Agreements provide that, if the compensation and benefits payable to the executive officer would be subject to an excise tax under Sections 280G and 4999 of the Code, such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.

Each Employment Agreement also contains covenants relating to the treatment of confidential information and intellectual property matters and restrictions on the ability of each of the executive officers on the one hand and STAR on the other hand to disparage the other.

See the section entitled “—Quantification of Potential Payments and Benefits to STAR’s Named Executive Officers in Connection with the Company Merger” beginning on page 97 of this joint proxy statement/prospectus for the estimated severance amounts that each of STAR’s named executive officers would receive under his or her employment agreement upon a qualifying termination of employment following a change in control of STAR.

Cash LTIP Amounts

In addition, subject to continued employment through the Company Merger Effective Time, STAR may make cash payments to the executive officers with Employment Agreements immediately prior to the closing of the Company Merger, in lieu of the issuance of additional long-term incentive awards (each, a “Cash LTIP Amount”). If the Company Merger is consummated, Mses. Neyland and Stanley and Messrs. Middleton, Bahn, Stern and Miller may be paid Cash LTIP Amounts of up to $562,500, $375,000, $562,500, $500,000, $500,000 and $343,750, respectively, subject to each executive remaining employed by STAR until the closing date of the Company Merger.

2021 Annual Bonuses

Subject to the executive officer remaining employed by STAR until the closing date of the Company Merger, each executive officer will be eligible to earn an annual cash bonus for 2021. The amounts earned will be based in part on the level of achievement of specified performance metrics and in part in the discretion of STAR. If performance is achieved below specified threshold levels, no bonus is earned and the bonuses are capped at specified maximum levels. The executive officers threshold, target and maximum bonus opportunities are as follows:

Executive Officers	Threshold	Target	Maximum
Ella S. Neyland	$225,000	$337,500	$450,000
Tim Middleton	$225,000	$337,500	$450,000
Gustav Bahn	$200,000	$300,000	$400,000
Jason Stern	$200,000	$300,000	$400,000
David Miller	$110,000	$165,000	$220,000
Tiffany Stanley	$150,000	$225,000	$300,000

See the section entitled “—Quantification of Potential Payments and Benefits to STAR’s Named Executive Officers in Connection with the Company Merger” beginning on page 97 of this joint proxy statement/for the estimated bonus payment amount that each of STAR’s named executive officers would receive assuming maximum performance is achieved.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, STAR non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Company Merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Covenants and Agreements—Indemnification of Directors and Officers; Insurance” beginning on page 118 of this joint proxy statement/prospectus.

Appointment to IRT Board

Pursuant to the Merger Agreement, at the Company Merger Effective Time, five members of the STAR Board will be appointed to the IRT Board. For more information see the section entitled “The Merger Agreement—Officers and Board of Directors of the Combined Company.”

Potential Compensation Arrangements with IRT

Any STAR executive officers who become officers or employees or who otherwise are retained to provide services to IRT may, prior to, on or following the Company Merger Effective Time, enter into new compensation arrangements with IRT and may participate in cash or equity incentive or other benefit plans maintained by IRT. As of the date of this joint proxy statement/prospectus, no new individualized compensation arrangements between STAR’s executive officers and IRT have been established.

Quantification of Potential Payments and Benefits to STAR’s Named Executive Officers in Connection with the Company Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of STAR that is based on, or otherwise relates to, the Company Merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “—Interests of STAR Directors and Executive Officers in the Mergers” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before consummation of the Company Merger. For purposes of calculating such amounts, the following assumptions were used:

•

Equity estimates are based on the Exchange Ratio and assume a price per share of $17.20 for each share of IRT Common Stock, which represents the average closing market price of the shares of IRT Common Stock over the first five business days following the first public announcement of the entry into the Merger Agreement. Accordingly, the actual value received by the executive officers and may be greater or less than those provided.

•

The employment of each executive officer of STAR is terminated by STAR without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case on the closing date of the Company Merger.

•	2021 annual bonuses are earned and paid at the maximum level of performance.

Named Executive Officer	Cash ($)(1)	Equity($)(2)	Perquisites / Benefits($)(3)	Total ($)(4)
Rodney F. Emery	—	—	—	—
Ella S. Neyland	$2,194,000	$757,082	$10,872	$2,961,954
Tim Middleton	$2,194,000	$757,082	$27,468	$2,978,550
Gustav Bahn	$1,950,000	$560,027	$18,646	$2,528,673
Jason Stern	$1,950,000	$447,092	$27,468	$2,424,560

(1)

Cash. Consists of (a) cash payments equal to (i) 1.5 multiplied by (ii) the sum of the executive officer’s base salary and an amount equal to the executive officer’s target annual cash incentive award plus (b) the 2021 annual bonus plus (c) the Cash LTIP Amount. See the sections entitled “—Officer Employment Agreements,” “—Cash LTIP Amount” and “—2021 Annual Bonuses” for further description of these amounts. The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance ($)	Cash LTIP Amount ($)	2021 Maximum Annual Bonus
Rodney F. Emery	—	—	—
Ella S. Neyland	$1,181,500	$562,500	$450,000
Tim Middleton	$1,181,500	$562,500	$450,000
Gustav Bahn	$1,050,000	$500,000	$400,000
Jason Stern	$1,050,000	$500,000	$400,000

(2)

Equity. Includes accelerated vesting of STAR Restricted Shares upon a qualifying termination of employment. For further details regarding the treatment of STAR equity awards in connection with the Company Merger and the estimated values of such awards, see the section entitled “—Treatment of Outstanding Equity Awards.”

(3)

Perquisites / Benefits. Consists of estimated value of continuation of subsidized health care coverage for the 18-month period following termination of employment upon qualifying termination of employment. See the section entitled “—Officer Employment Agreements.”

(4)

Cutback. Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply to the payments and benefits of the named executive officers in the event that the excise tax applicable under Sections 280G and 4999 of the Code would otherwise apply. See the section entitled “—Officer Employment Agreements.”

Letter Agreement

As a condition to IRT entering into the Merger Agreement, on July 26, 2021, STAR entered into the Letter Agreement with Rodney Emery, the Chief Executive Officer and Chairman of STAR, and SRI. SRI is a controlled affiliate of Mr. Emery but not otherwise related to STAR. Pursuant to the Letter Agreement, and subject to limitations, SRI agreed to indemnify the Indemnified Parties for 75% of any costs, expenses, judgments, liabilities and payments, including settlement payments and attorneys’ fees, incurred or arising in connection with certain specified stockholder claims. IRT is an express third party beneficiary of the Letter Agreement. For more information please see STAR’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, a copy of which is attached to this joint proxy statement/prospectus as Annex F.

Directors and Management Following the Mergers

Initial Board Composition of the Combined Company Following the Mergers

Upon consummation of the Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the IRT Board and the following five incumbent directors of the STAR Board: Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington; and Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell, respectively.

Officers of the Combined Company Following the Mergers

Upon consummation of the Mergers, Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company and Ella S. Neyland, currently STAR’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company.

Treatment of STAR OP Units in the Partnership Merger

The Merger Agreement provides that, at the Partnership Merger Effective Time, (1) each Class A STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio and will be owned by IRT through IRT Merger Sub and (2) each Class A-2 STAR OP Unit and each Class B STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio. Holders of IROP Common Units generally have the right, subject to certain time restrictions, to tender their IROP Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IROP Common Unit tendered for redemption.

Accounting Treatment

IRT and STAR prepare their financial statements in accordance with GAAP. The Mergers will be accounted for by applying the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”) which requires the identification of the acquiror, the determination of the acquisition date, the recognition and measurement, at fair value, of the assets acquired, liabilities assumed, and any non-controlling interest in the consolidated subsidiaries of the acquiree, and recognition and goodwill or a gain from a bargain purchase, if any. ASC 805 provides that in a business combination involving the exchange of equity interests, the entity issuing the equity interests is usually the acquiror; however, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined entity, the relative size of the company and the terms of the exchange of equity interests in the business combination, including payment of a premium.

The facts and circumstances considered in reaching the accounting acquiror conclusion are described below. Since more of the indicators identified in ASC 805 favored IRT as accounting acquiror compared to those that favored STAR, IRT is considered the acquiror for accounting purposes and will recognize and measure, at fair value, the assets acquired, liabilities assumed, and any non-controlling interests in the consolidated subsidiaries of STAR, and IRT will recognize goodwill or a gain from a bargain purchase, if any, upon consummation of the Mergers. The indicators favoring IRT included (in order of relative strength):

•	Composition of senior management, which will be comprised of a majority of current IRT senior management.

•	The Exchange Ratio, which represented a premium of approximately 16.40% to the most recently disclosed estimated value per share of STAR Common Stock as of December 31, 2020.

•

Other considerations including the combined company’s name, location of its headquarters, and size of IRT’s and STAR’s equity market capitalization prior to the announcement of the Mergers, all of which favored IRT as the accounting acquiror.

•

Board composition of the combined company, although the 10-member board of directors of the combined company will be split evenly between current IRT and current STAR directors the fact that the roles of Chairman of the Board and Lead Independent Director will be filled by current IRT directors favored IRT as the accounting acquiror.

The only indicator favoring STAR was the relative size of its revenue and total assets compared to that of IRT. One indicator, relative voting rights, was inconclusive as it is expected that IRT and STAR stockholders will each own approximately 50% of the combined company. However, upon consummation of the Mergers, based on the shares of IRT Common Stock and STAR Common Stock outstanding as of the record date, and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the IRT Forward Sale Agreements prior to consummation of the Mergers, IRT and STAR estimate that legacy IRT stockholders and holders of IROP Common Units will own approximately 53% of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and legacy STAR stockholders and STAR OP unitholders will own approximately 47% of the issued and outstanding shares of IRT Common Stock and IROP Common Units.

Regulatory Approvals

IRT and STAR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Mergers or the other transactions contemplated by the Merger Agreement.

Exchange of Shares in the Mergers

Prior to the Company Merger Effective Time, subject to the terms of the Merger Agreement, IRT will appoint the paying agent to handle the exchange of book-entry shares of STAR Common Stock for book-entry shares of IRT Common Stock and the payment of the cash in lieu of any fractional shares of IRT Common Stock. All shares of STAR Common Stock and IRT Common Stock currently outstanding are in book-entry form. As soon as reasonably practicable after the Company Merger Effective Time, the paying agent will mail to each holder of record of shares of STAR Common Stock a letter of transmittal, with instructions for use in receiving the cash in lieu of fractional shares of IRT Common Stock that the holder is entitled to receive under the Merger Agreement. Upon surrender of book-entry shares of STAR Common Stock and other documents required in the instructions along with the executed letter of transmittal, each STAR stockholder will receive any whole shares of IRT Common Stock such holder is entitled to receive and the cash in lieu of any fractional shares of IRT Common Stock such holder is entitled to receive. After the Company Merger Effective Time, STAR will not register any transfers of shares of STAR Common Stock.

If you are an IRT stockholder, you are not required to take any action with respect to your shares of IRT Common Stock.

Dividends

IRT and STAR plan to continue their respective current dividend policies until the Company Merger Effective Time. IRT intends to pay quarterly dividends, and STAR intends to pay daily dividends (payable monthly), to their respective stockholders in accordance with their ordinary course of business. IRT and STAR have agreed to coordinate their regular dividends for their stockholders so that, if one party’s stockholders receive any dividend for a particular period prior to the closing of the Mergers, the other party’s stockholders will also receive a dividend for a comparable period.

IRT and STAR have also agreed that either party, with at least 20 days’ advance notice to the other, can declare and pay, in addition to the regular dividend described in the foregoing paragraph, a dividend that is determined by such party to be the minimum dividend required in order for such party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise tax (which we refer to as a “REIT dividend”). If one party declares a REIT dividend, the other party can declare a dividend per share in the same amount, as adjusted by the Exchange Ratio. The record date and payment date for any REIT dividend will be the close of business on the last business day prior to the closing date of the Mergers.

Listing of IRT Common Stock in the Mergers

It is a condition to the consummation of the Mergers that the IRT Common Stock issuable in the Mergers, including shares of IRT Common Stock to be issued upon conversion of the IROP Common Units issued in the Partnership Merger, be approved for listing on the NYSE, subject to official notice of issuance.

Deregistration of STAR Common Stock

Following consummation of the Company Merger, the STAR Common Stock currently registered under the Exchange Act will be deregistered.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights will be available with respect to the Company Merger, the Partnership Merger, the issuance of IRT Common Stock in the Company Merger, or any of the other transactions contemplated by the Merger Agreement.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger Agreement and the Mergers contemplated thereby.

The summary of the Merger Agreement is included in this joint proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information about IRT or STAR or their respective subsidiaries or businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information.”

The representations, warranties and covenants contained in the Merger Agreement and described in this joint proxy statement/prospectus were made only for purposes of the Merger Agreement and as of specific dates, may be subject to more recent developments and limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, were made solely for the benefit of the other parties to the Merger Agreement and for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the Merger Agreement do not survive the Company Merger Effective Time. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or conditions of IRT, STAR or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by IRT or STAR.

Form, Effective Time and Closing of the Mergers

The Merger Agreement provides for (i) the merger of STAR into IRT Merger Sub at the Company Merger Effective Time, with IRT Merger Sub continuing as the surviving entity and a wholly owned subsidiary of IRT, and (ii) immediately following the Company Merger, the merger of STAR OP into IRT OP at the Partnership Merger Effective Time, with IRT OP continuing as the surviving entity. The Company Merger will become effective upon the articles of merger with respect to the Company Merger being duly filed with and accepted for record by the State Department of Assessments and Taxation of the State of Maryland, or such later time specified in the articles of merger not exceeding 30 days from the date of acceptance for record of the articles of merger. The Partnership Merger will become effective upon the certificate of merger with respect to the Partnership Merger being duly filed with the Secretary of State of the State of Delaware.

The Merger Agreement provides that the closing of the Company Merger will take place at 9:29 a.m. Eastern time at the offices of Morrison & Foerster LLP in Atlanta, Georgia on the second business day after the satisfaction or waiver of the conditions to closing (described below under “—Conditions to Completion of the Mergers”) set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as IRT and STAR may agree in writing.

Officers and Board of Directors of the Combined Company

Effective as of the Company Merger Effective Time, the parties will take all necessary action to cause the officers of the combined company to be as follows: Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company; and Ella S. Neyland, currently STAR’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company.

The parties will take all necessary action to cause the board of directors of the combined company to consist of ten members at the Company Merger Effective Time, with the following composition: five current IRT directors, Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington (each, an “IRT designee”), and five current STAR directors, Ella S. Neyland, Ana Marie del Rio, Thomas H. Purcell, Ned W. Brines and Stephen R. Bowie (each, a “STAR designee”). Scott F. Schaeffer, Chairman of the IRT Board, will continue to serve as Chairman of the Board for the combined company. Melinda H. McClure, lead independent director of the IRT Board, will continue in her role as the lead independent director for the board of directors of the combined company. If any IRT designee or STAR designee is unable or unwilling to serve, for any reason, as a director on the board of directors of the combined company at the Company Merger Effective Time, IRT or STAR, respectively, will have the right to designate another individual who is then serving as a member of the IRT Board or the STAR Board, as applicable, to become an IRT designee or a STAR designee (as applicable) in place of such unavailable IRT designee or STAR designee (as applicable), provided that such replacement director will be reasonably acceptable to STAR or IRT (as applicable).

Merger Consideration; Effects of the Mergers

Merger Consideration

At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any party to the Merger Agreement, the holders of STAR Common Stock, or any other person, each issued and outstanding share of STAR Common Stock (other than shares held by IRT, any subsidiary of IRT, or any subsidiary of STAR as of immediately prior to the Company Merger Effective Time) will be automatically converted into the right to receive a number of shares of IRT Common Stock equal to the Exchange Ratio (the “Share Merger Consideration”).

At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party to the Merger Agreement, the holders of STAR OP Units, or any other person, (i) each IROP Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will remain issued and outstanding, (ii) each STAR OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time will be automatically converted into the right to receive a number of IROP Common Units equal to the Exchange Ratio (the “Unit Merger Consideration”) and will cease to exist, and the holder of such STAR OP Unit will cease to have any rights with respect to such STAR OP Unit other than the right to receive the Unit Merger Consideration, without interest, and (iii) the general partnership interest of STAR OP, which is owned entirely by STAR, will be cancelled and cease to exist, and no consideration will be delivered in respect thereof.

No fractional shares of IRT Common Stock will be issued, but instead holders of STAR Common Stock will receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of IRT Common Stock multiplied by (ii) the volume weighted average price of IRT Common Stock on the NYSE for a thirty (30) trading day period, starting with the opening of trading on the first trading day of such period and ending with the closing of the second to last trading day prior to the closing date of the Mergers, as reported by Bloomberg.

Treatment of STAR Restricted Shares

The Merger Agreement provides that, at the Company Merger Effective Time, each award of STAR Restricted Shares that is subject to vesting or forfeiture conditions, other than vesting or forfeiture conditions that terminate at the Company Merger Effective Time, that is outstanding immediately prior to the Company Merger Effective Time will be automatically converted into a number of IRT Restricted Shares (rounded to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of STAR Common Stock subject to such restricted stock award immediately prior to the Company Merger Effective Time by (B) the Exchange Ratio. Notwithstanding the foregoing, with respect to any STAR Restricted Shares held by a grantee who is a non-employee member of the STAR Board immediately prior to the Company Merger Effective Time and who does not become a member of the board of directors of the combined company at the Company Merger Effective Time, such STAR Restricted Shares will vest upon the Company Merger Effective Time and therefore any IRT Restricted Shares issued in respect thereof will be fully vested and non-forfeitable.

Exchange and Payment Procedures

Prior to the closing date of the Mergers, IRT will enter into an agreement (in a form reasonably acceptable to STAR) with a United States bank or trust company to be appointed by IRT (and reasonably satisfactory to STAR) to act as a paying agent (the “Paying Agent”) for the purpose of exchanging STAR Common Stock represented by book-entry shares (the “Book-Entry Shares”) for Share Merger Consideration (including Share Merger Consideration subject to vesting and forfeiture conditions as provided for in the Merger Agreement).

Prior to the Company Merger Effective Time, IRT will deposit, or will cause to be deposited, with the Paying Agent in trust for the benefit of the holders of STAR Common Stock (including holders of shares STAR Restricted Stock), for exchange in accordance with the Merger Agreement, (i) evidence of IRT Common Stock in book-entry form issuable pursuant to the Merger Agreement equal to the aggregate Share Merger Consideration (inclusive of shares of IRT Common Stock subject to vesting and forfeiture conditions as provided for in the Merger Agreement, but excluding any fractional shares), and (ii) immediately available funds equal to, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to the Merger Agreement, and IRT will instruct the Paying Agent to timely pay the cash in lieu of fractional shares of IRT Common Stock.

At the Partnership Merger Effective Time, IRT OP will reflect on its books and records, and provide reasonable evidence thereof, the issuance of IROP Common Units, including fractional IROP Common Units, in conversion of STAR OP Units in accordance with the Merger Agreement.

As soon as reasonably practicable (and in any event within three (3) business days) after the Company Merger Effective Time, to the extent not previously delivered, IRT will cause the Paying Agent to mail to each holder of record of STAR Common Stock, as converted into the Share Merger Consideration pursuant to the Merger Agreement, a letter of transmittal in customary form as agreed to between STAR and IRT prior to the Company Merger Effective Time. The letter of transmittal will be accompanied by instructions for use in receiving the cash in lieu of fractional shares pursuant to the Merger Agreement with respect to the Book-Entry Shares. The letter of transmittal will be in such form and have such other provisions as IRT and STAR may agree, including any provisions relating to any distribution to be made with respect to shares of STAR Common Stock pursuant to the Merger Agreement that has a record date prior to, and has not been paid as of, the Company Merger Effective Time.

IRT OP will deliver to each holder of STAR OP Units as of immediately prior to the Partnership Merger Effective Time any agreement or additional documents necessary to admit such holder of STAR OP Units as a new limited partner of IRT OP, on terms and conditions as reasonably agreed to by STAR and IRT, and to record such holder as the owner of the aggregate number of IROP Common Units as such holder is entitled to receive in respect of its aggregate Unit Merger Consideration pursuant to the Merger Agreement.

Withholding

All payments under the Merger Agreement are subject to applicable withholding requirements.

Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, will be available to holders of STAR Common Stock with respect to the Company Merger or the other transactions contemplated by the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by STAR and STAR OP, on the one hand, and IRT, IRT OP and IRT Merger Sub, on the other hand. The representations and warranties were made by the parties as of the date of the Merger Agreement and do not survive the Company Merger Effective Time. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement and qualified by information with respect to each of STAR and IRT filed with the SEC prior to the date of the Merger Agreement and in the disclosure letters delivered in connection with the Merger Agreement.

Representations and Warranties of STAR and STAR OP

The Merger Agreement includes representations and warranties by STAR and STAR OP relating to, among other things:

•	organization, valid existence, organizational documents, good standing, qualification to conduct business and subsidiaries;

•	capital structure;

•	due authorization, execution, delivery and validity of the Merger Agreement and board approvals;

•

absence of any conflict with or violation of organizational documents or applicable laws, absence of any filings with or consent by a governmental entity, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements, absence of undisclosed liabilities, and internal controls;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus;

•	absence of certain changes since January 1, 2021;

•	tax matters, including qualification as a REIT;

•	labor and employment matters;

•	employee benefit plans and the Employee Retirement Income Security Act of 1974 (which we refer to as “ERISA”);

•	litigation;

•	compliance with laws and permits;

•	environmental matters;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	insurance;

•	interested party transactions;

•	required stockholder vote;

•	broker’s, investment banker’s, finder’s and other fees;

•	opinion of financial advisor;

•	inapplicability of takeover statutes;

•	inapplicability of the Investment Company Act of 1940, as amended (which we refer to as the “Investment Company Act of 1940”);

•	absence of dissenters’, appraisal or similar rights in connection with the Mergers;

•	inapplicability of the Hart-Scott-Rodino Antitrust Improvements Act; and

•	disclaimer of other representations and warranties.

Representations and Warranties of IRT, IRT OP and IRT Merger Sub

The Merger Agreement includes representations and warranties by IRT, IRT OP and IRT Merger Sub relating to, among other things:

•	organization, valid existence, organizational documents, good standing, qualification to conduct business and subsidiaries;

•	capital structure;

•	due authorization, execution, delivery and validity of the Merger Agreement and board approvals;

•

absence of any conflict with or violation of organizational documents or applicable laws, absence of any filings with or consent by a governmental entity, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements, absence of undisclosed liabilities, and internal controls;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus;

•	absence of certain changes since January 1, 2021;

•	tax matters, including qualification as a REIT;

•	labor and employment matters;

•	employee benefit plans and ERISA;

•	litigation;

•	compliance with laws and permits;

•	environmental matters;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	insurance;

•	interested party transactions;

•	required stockholder vote;

•	broker’s, investment banker’s, finder’s and other fees;

•	opinions of financial advisors;

•	inapplicability of takeover statutes;

•	inapplicability of the Investment Company Act of 1940;

•	absence of dissenters’, appraisal or similar rights in connection with the Mergers;

•	inapplicability of the Hart-Scott-Rodino Antitrust Improvements Act; and

•	disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of STAR and STAR OP, on the one hand, and IRT, IRT OP and IRT Merger Sub, on the other hand, are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any change, development, event, effect or occurrence that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of IRT and its subsidiaries, taken as a whole, or STAR and its subsidiaries, taken as a whole, as the case may be, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of IRT, IRT OP or IRT Merger Sub, or STAR or STAR OP, as the case may be, to consummate the Mergers. However, any change, development, event, effect or occurrence will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any event generally affecting the geographic regions or industry in which the respective parties operate;

•

any event generally affecting the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world

•	changes in applicable law or applicable accounting regulations or principles or interpretations thereof;

•

any event directly or indirectly attributable to the announcement or pendency of the Merger Agreement or the anticipated consummation of the Mergers and the other transactions contemplated by the Merger Agreement (including compliance with the covenants set forth in the Merger Agreement and the identity of IRT as the acquiror of STAR, or any action taken, delayed or omitted to be taken by one party at the request or with the prior consent of the other party or otherwise pursuant to the terms of the Merger Agreement), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders;

•

national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis;

•	fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters;

•

any decline in the market price, or in the case of IRT, change in trading volume, of the capital stock of IRT or STAR, or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by IRT, STAR or independent third parties) or internal projections;

•	any damage or destruction of any property of IRT or STAR, as applicable, that is substantially covered by insurance;

which, in the case of first, second, third and fifth bullet points above, such changes do not disproportionately affect IRT or STAR, as applicable, relative to other similarly situated participants in the industries in which they operate, and, in the case of the sixth bullet point above, such changes do not disproportionately affect IRT or STAR, as applicable, relative to other participants in the industries in which they operate in the geographic regions in which they operate or own or lease properties.

Covenants and Agreements

Conduct of Business of STAR Pending the Mergers

STAR has agreed to certain restrictions on it and its subsidiaries until the earlier of the Company Merger Effective Time and the valid termination of the Merger Agreement. In general, except as contemplated by the

Merger Agreement or required by law, STAR has agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and employees, keep and preserve its present relationship with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve the status of STAR as a REIT. Without limiting the foregoing, STAR has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), without the prior written consent of IRT, which shall not be unreasonably withheld, conditioned or delayed (provided that if STAR submits to IRT a written request for IRT’s consent to take certain actions that are otherwise prohibited under the terms of the Merger Agreement and IRT fails to respond to such request within ten days following the receipt of such request, then IRT will be deemed to have given prior written consent with respect to the actions in such request), among other things:

•

except for daily distributions (payable monthly) of up to $0.001438 per share of STAR Common Stock to the holders thereof and comparable distributions on STAR OP Units for each calendar day prior to the Company Merger Effective Time, declare, set aside or pay any dividends on, or make any other distributions in respect of, shares of capital stock or other equity securities or ownership interests in STAR or its subsidiaries;

•

split, combine or reclassify any shares of capital stock or other equity securities or ownership interests in STAR or its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other equity securities or ownership interests in STAR or its subsidiaries;

•

purchase, redeem (whether or not pursuant to STAR’s share repurchase plan) or otherwise acquire any shares of capital stock or other equity securities or ownership interests of STAR or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•

issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of capital stock or other equity securities or ownership interests of STAR or its subsidiaries, (ii) any voting securities of STAR, including voting debt securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any shares of capital stock or other equity securities or ownership interests of STAR or its subsidiaries, voting securities, including voting debt securities, or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

•	amend the charter, bylaws or other organizational documents of STAR or its subsidiaries;

•

acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets;

•

(i) grant or cause to be granted to any executive officer, director or employee of STAR or its subsidiaries an increase in compensation, (ii) grant or cause to be granted to any current or former executive officer or director of STAR or its subsidiaries any increase in severance or termination pay, (iii) enter into any change in control, severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend any collective bargaining agreement or any employee benefit plan, or (v) take any action to accelerate any rights or benefits under any employee benefit plan;

•	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of STAR or its subsidiaries;

•	sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any lien any properties or assets;

•

(i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of STAR or its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

•

pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate;

•	enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of STAR and its subsidiaries taken as a whole;

•	cancel any material indebtedness or waive any claims or rights with a value in excess of $500,000;

•	enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any material contract;

•	establish, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of STAR or its subsidiaries;

•	authorize, or enter into any commitment for, any new material capital expenditure relating to the properties of STAR or its subsidiaries;

•

enter into or modify in a manner adverse to STAR any tax protection agreement, make, change or revoke any material tax election, change a material method of tax accounting, file or amend any material tax return, or settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, knowingly surrender any right to claim any material tax refund, or give or request any waiver of a statute of limitation with respect to any material tax return;

•

take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause STAR to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as any of (i) a partnership or disregarded entity for U.S. federal income tax purposes or (ii) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•

enter into any contract that would limit or otherwise restrict (or purport to do so) STAR or its subsidiaries from engaging or competing in any line of business or owning property in any geographic area;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of STAR or its subsidiaries;

•	enter into any joint venture or partnership or other similar contract with any third party;

•	enter into any new line of business;

•

permit existing insurance policies of STAR or its subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Conduct of Business of IRT Pending the Mergers

IRT has agreed to certain restrictions on it and its subsidiaries until the earlier of the Company Merger Effective Time and the valid termination of the Merger Agreement. In general, except as contemplated by the Merger Agreement or required by law, IRT has agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and external manager, keep and preserve its present relationship with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and other having material business dealings with it, and (iii) preserve the status of IRT as a REIT. Without limiting the foregoing, IRT has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), without the prior written consent of STAR, which shall not be unreasonably withheld, conditioned or delayed (provided that if IRT submits to STAR a written request for STAR’s consent to take certain actions that are otherwise prohibited under the terms of the Merger Agreement and STAR fails to respond to such request within ten days following the receipt of such request, then STAR will be deemed to have given prior written consent with respect to the actions in such request), among other things:

•

except for quarterly distributions of up to $0.12 per share of IRT Common Stock to the holders thereof and comparable distributions on IROP Common Units for each quarter or partial quarter ending prior to the Company Merger Effective Time, declare, set aside or pay any dividends on, or make any other distributions in respect of, shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries;

•

split, combine or reclassify any shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries;

•

purchase, redeem or otherwise acquire any shares of capital stock or other equity securities or ownership interests of IRT or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•

issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of capital stock or other equity securities or ownership interests of IRT or its subsidiaries, (ii) any voting securities of IRT, including voting debt securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any shares of capital stock or other equity securities or ownership interests of IRT or its subsidiaries, voting securities, including voting debt securities, or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, but the Merger Agreement did not restrict the IRT Common Stock Offering;

•	amend the charter, bylaws or other organizational documents of IRT or its subsidiaries;

•

acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets;

•

(i) grant or cause to be granted to any executive officer, director or employee of IRT or its subsidiaries an increase in compensation, (ii) grant or cause to be granted to any current or former executive officer or director of IRT or its subsidiaries any increase in severance or termination pay, (iii) enter into any change in control, severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend any collective bargaining agreement or any employee benefit plan, or (v) take any action to accelerate any rights or benefits under any employee benefit plan;

•	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of IRT or its subsidiaries;

•	sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any lien any properties or assets;

•

(i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of IRT or its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

•

pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate;

•	enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of IRT and its subsidiaries taken as a whole;

•	cancel any material indebtedness or waive any claims or rights with a value in excess of $500,000;

•	enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any material contract;

•	establish, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of IRT or its subsidiaries;

•	authorize, or enter into any commitment for, any new material capital expenditure relating to the properties of IRT or its subsidiaries;

•

enter into or modify in a manner adverse to IRT any tax protection agreement, make, change or revoke any material tax election, change a material method of tax accounting, file or amend any material tax return, or settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, knowingly surrender any right to claim any material tax refund, or give or request any waiver of a statute of limitation with respect to any material tax return;

•

take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause IRT to fail to qualify as a REIT or any of its subsidiaries to cease to be treated as any of (i) a partnership or disregarded entity for U.S. federal income tax purposes or (ii) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

•	enter into any contract that would limit or otherwise restrict IRT or its subsidiaries from engaging or competing in any line of business or owning property in any geographic area;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of IRT or its subsidiaries;

•	enter into any joint venture or partnership or other similar contract with any third party;

•	enter into any new line of business;

•

permit existing insurance policies of IRT or its subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

No Solicitation of Transactions by STAR

Until the earlier of the Company Merger Effective Time and the valid termination of the Merger Agreement, STAR has agreed not to, and to cause its subsidiaries not to (and not authorize any of its officers, directors, managers and other representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (as defined below), (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal (other than certain confidentiality agreements), or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal.

For purposes of the Merger Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than IRT or its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of STAR and its subsidiaries equal to 20% or more of STAR’s consolidated assets (as determined on a book-value basis) or to which 20% or more of STAR’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of STAR Common Stock, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding shares of STAR Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving STAR or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and shares of STAR Common Stock involved is 20% or more, in each case, other than the Company Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding the restrictions set forth above, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by STAR stockholders, STAR may, in response to any Company Takeover Proposal that does not result from a material breach by STAR of the non-solicitation provisions in the Merger Agreement, (i) contact the person making such Company Takeover Proposal solely to clarify the terms and conditions thereof, and (ii) if the STAR Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (as defined below), (1) provide access to or furnish information with respect to STAR and its subsidiaries to the person making such Company Takeover Proposal and its representatives pursuant to an acceptable confidentiality agreement (provided that STAR will prior to or concurrently with the time such information is provided to such person provide IRT with all non-public information regarding STAR that has not previously been provided to IRT that is provided to any person making such Company Takeover Proposal), and (2) conduct, engage or participate in discussions or negotiations with the person and its representatives making such Company Takeover Proposal.

For purposes of the Merger Agreement, “Superior Company Proposal” means any bona fide written Company Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Company Takeover Proposal” to “20%” are replaced by “50%”) that was not the result of a material breach by STAR of the non-solicitation provisions in the Merger Agreement and that the STAR Board has determined in good faith, after consulting with outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to STAR’s stockholders (solely in their capacity as such) than the Mergers and the other transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by IRT in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the STAR Board deems relevant.

Except as described below, neither the STAR Board nor any committee thereof shall (i) (A) fail to recommend to STAR stockholders that they approve the Company Merger and the other transactions contemplated by the

Merger Agreement or fail to include the STAR Board’s recommendation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement in this joint proxy statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to IRT or IRT OP, the approval of the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the STAR Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of STAR any Company Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Company Takeover Proposal within five business days of the request of IRT and/or fail to reaffirm the STAR Board’s recommendation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement within five business days of the request of IRT, or such fewer number of days as remains prior to the STAR special meeting (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit STAR or its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Company Takeover Proposal (other than certain confidentiality agreements) (a “Company Alternative Acquisition Agreement”), or resolve or agree to take any such action.

Notwithstanding the foregoing, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by STAR stockholders, but not after, the STAR Board may (I) effect a Company Adverse Recommendation Change if (a) (1) a material development or change in circumstances occurs or arises after the date of the Merger Agreement that was not known by the STAR Board as of the date of the Merger Agreement (such material development or change in circumstances being referred to herein as a “Company Intervening Event”), and (2) the STAR Board shall have determined, after consultation with outside legal counsel, that, in light of such Company Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) STAR receives a Company Takeover Proposal that was not the result of a breach by STAR of the non-solicitation provisions in the Merger Agreement in any material respect and that the STAR Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal, and (II) enter into a Company Alternative Acquisition Agreement with respect to a Company Takeover Proposal and concurrently terminate the Merger Agreement, if and only if, STAR receives a Company Takeover Proposal that was not the result of a breach by STAR of the non-solicitation provisions in the Merger Agreement in any material respect and that the STAR Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal.

The STAR Board shall not be entitled to (i) effect a Company Adverse Recommendation Change or (ii) terminate the Merger Agreement to enter into a Company Alternative Acquisition Agreement with respect to a Superior Company Proposal unless: (A) the STAR Board shall have determined, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law; (B) the STAR Board shall have provided at least four business days’ prior written notice to IRT that it is prepared to effect a Company Adverse Recommendation Change or terminate the Merger Agreement, which notice shall contain a reasonably detailed description of the basis for the Company Adverse Recommendation Change or termination, the identity of the person making the Superior Company Proposal, if applicable, and the material terms and conditions of such Superior Company Proposal, if applicable; (C) STAR shall have negotiated, and shall have caused its representatives to negotiate, in good faith with IRT during such notice period, to the extent IRT wishes to negotiate; and (D) following the end of such notice period, the STAR Board shall have considered any proposed revisions to the Merger Agreement proposed by IRT in writing, and shall have determined, after consultation with outside legal counsel and independent financial advisors, that such Superior Company Proposal would continue to constitute a Superior Company Proposal if such revisions were to be given effect (provided that in the event of any material change to the material terms of such Superior Company Proposal, STAR shall, in each case, have delivered to IRT an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two business days).

Under the Merger Agreement, STAR is required to notify IRT promptly, and within 24 hours, if it receives any Company Takeover Proposal or any request for information or inquiry that expressly contemplates or that could reasonably be expected to lead to a Company Takeover Proposal. Such notice to IRT will indicate the identity of the person making such Company Takeover Proposal, request or inquiry and include the material terms and conditions of such Company Takeover Proposal, request or inquiry. STAR will keep IRT promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), discussions or negotiations regarding any Company Takeover Proposal and the status of such Company Takeover Proposal. STAR agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement that prohibits STAR or its subsidiaries from providing any information to IRT.

The Merger Agreement does not prohibit STAR from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its stockholders if the STAR Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ duties under applicable law (provided that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an accurate disclosure of factual information to STAR’s stockholders under applicable law or in satisfaction of the directors’ duties or applicable law, an express rejection of any applicable Company Takeover Proposal or an express reaffirmation of the STAR Board’s recommendation to STAR stockholders to vote in favor of the approval of the Company Merger and the other transactions contemplated by the Merger Agreement will be deemed to be a Company Adverse Recommendation Change).

The Merger Agreement required STAR to immediately cease any existing discussions and negotiations conducted with any person before the execution of the Merger Agreement with respect to any Company Takeover Proposal and request that any such person promptly return and/or destroy all confidential information concerning STAR and its subsidiaries.

No Solicitation of Transactions by IRT

Until the earlier of the Company Merger Effective Time and the valid termination of the Merger Agreement, IRT has agreed not to, and to cause its subsidiaries not to (and not authorize any of its officers, directors, managers and other representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Takeover Proposal (as defined below), (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Parent Takeover Proposal (other than certain confidentiality agreements), or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or for the purpose of encouraging or facilitating, any Parent Takeover Proposal.

For purposes of the Merger Agreement, “Parent Takeover Proposal” means any inquiry, proposal or offer from any person (other than STAR or its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of IRT and its subsidiaries equal to 20% or more of IRT’s consolidated assets (as determined on a book-value basis) or to which 20% or more of IRT’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of IRT Common Stock, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding shares of IRT Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving IRT or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and shares of IRT Common Stock involved is 20% or more.

Notwithstanding the restrictions set forth above, prior to the approval by IRT stockholders of the issuance of IRT Common Stock in the Company Merger, IRT may, in response to any Parent Takeover Proposal that does not result from a material breach by IRT of the non-solicitation provisions in the Merger Agreement, (i) contact the person making such Parent Takeover Proposal solely to clarify the terms and conditions thereof, and (ii) if the IRT Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Parent Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Parent Proposal (as defined below), (1) provide access to or furnish information with respect to IRT and its subsidiaries to the person making such Parent Takeover Proposal and its representatives pursuant to an acceptable confidentiality agreement (provided that IRT will prior to or concurrently with the time such information is provided to such person provide STAR with all non-public information regarding IRT that has not previously been provided to STAR that is provided to any person making such Parent Takeover Proposal), and (2) conduct, engage or participate in discussions or negotiations with the person making such Parent Takeover Proposal and its representatives.

For purposes of the Merger Agreement, “Superior Parent Proposal” means any bona fide written Parent Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Parent Takeover Proposal” to “20%” are replaced by “50%”) that was not the result of a material breach by IRT of the non-solicitation provisions in the Merger Agreement and that the IRT Board has determined in good faith, after consulting with outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to IRT’s stockholders (solely in their capacity as such) than the Mergers and the other transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by STAR in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Parent Takeover Proposal (including the likelihood of consummation of such Parent Takeover Proposal) that the IRT Board deems relevant.

Except as described below, neither the IRT Board nor any committee thereof shall (i) (A) fail to recommend to IRT stockholders that they approve the issuance of IRT Common Stock in the Company Merger or fail to include such recommendation of the IRT Board in this joint proxy statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to STAR or STAR OP, the approval of the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the IRT Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of IRT any Parent Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Parent Takeover Proposal within five business days of the request of STAR and/or fail to reaffirm the IRT Board’s recommendation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement within five business days of the request of STAR, or such fewer number of days as remains prior to the IRT special meeting (any action described in this clause (i) being referred to herein as a “Parent Adverse Recommendation Change”) or (ii) cause or permit IRT or its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Parent Takeover Proposal (other than certain confidentiality agreements) (a “Parent Alternative Acquisition Agreement”), or resolve or agree to take any such action.

Notwithstanding the foregoing, prior to the approval by IRT stockholders of the issuance of IRT Common Stock in the Company Merger, but not after, the IRT Board may (I) effect a Parent Adverse Recommendation Change if (a) (1) a material development or change in circumstances occurs or arises after the date of the Merger Agreement that was not known by the IRT Board as of the date of the Merger Agreement (such material development or change in circumstances being referred to herein as a “Parent Intervening Event”), and (2) the IRT Board shall have determined, after consultation with outside legal counsel, that, in light of such Parent

Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) IRT receives a Parent Takeover Proposal that was not the result of a breach by IRT of the non-solicitation provisions in the Merger Agreement in any material respect and that the IRT Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Parent Proposal, and (II) enter into a Parent Alternative Acquisition Agreement with respect to a Parent Takeover Proposal and terminate the Merger Agreement, if and only if, IRT receives a Parent Takeover Proposal that was not the result of a breach by IRT of the non-solicitation provisions in the Merger Agreement in any material respect and that the IRT Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Parent Proposal.

The IRT Board shall not be entitled to (i) effect a Parent Adverse Recommendation Change or (ii) terminate the Merger Agreement to enter into a Parent Alternative Acquisition Agreement with respect to a Superior Parent Proposal unless: (A) the IRT Board shall have determined, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law; (B) the IRT Board shall have provided at least four business days’ prior written notice to STAR that it is prepared to effect a Parent Adverse Recommendation Change or terminate the Merger Agreement, which notice shall contain a reasonably detailed description of the basis for the Parent Adverse Recommendation Change or termination, the identity of the person making the Superior Parent Proposal, if applicable, and the material terms and conditions of such Superior Parent Proposal, if applicable; (C) IRT shall have negotiated, and shall have caused its representatives to negotiate, in good faith with STAR during such notice period, to the extent STAR wishes to negotiate; and (D) following the end of such notice period, the IRT Board shall have considered any proposed revisions to the Merger Agreement proposed by STAR in writing, and shall have determined, after consultation with outside legal counsel and independent financial advisors, that such Superior Parent Proposal would continue to constitute a Superior Parent Proposal if such revisions were to be given effect (provided that in the event of any material change to the material terms of such Superior Parent Proposal, IRT shall, in each case, have delivered to STAR an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two business days).

Under the Merger Agreement, IRT is required to notify STAR promptly, and within 24 hours, if it receives any Parent Takeover Proposal or any request for information or inquiry that expressly contemplates or that could reasonably be expected to lead to a Parent Takeover Proposal. Such notice to STAR will indicate the identity of the person making such Parent Takeover Proposal, request or inquiry and include the material terms and conditions of such Parent Takeover Proposal, request or inquiry. IRT will keep STAR promptly advised of all material developments (including all changes to the material terms of any Parent Takeover Proposal), discussions or negotiations regarding any Parent Takeover Proposal and the status of such Parent Takeover Proposal. IRT agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits IRT or its subsidiaries from providing any information to STAR.

The Merger Agreement does not prohibit IRT from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its stockholders if the IRT Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ duties under applicable law (provided that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an accurate disclosure of factual information to IRT’s stockholders under applicable law or in satisfaction of the directors’ duties or applicable law, an express rejection of any applicable Parent Takeover Proposal or an express reaffirmation of the IRT Board’s recommendation to IRT stockholders to vote in favor of the issuance of IRT Common Stock in the Company Merger will be deemed to be a Parent Adverse Recommendation Change).

The Merger Agreement required IRT to immediately cease any existing discussions and negotiations conducted with any person before the execution of the Merger Agreement with respect to any Parent Takeover Proposal and request that any such person promptly return and/or destroy all confidential information concerning IRT and its subsidiaries.

Form S-4, Joint Proxy Statement/Prospectus; Stockholder Meetings

The Merger Agreement provides that IRT and STAR will prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus and IRT will prepare (with STAR’s reasonable cooperation) and cause to be filed with the SEC a registration statement on Form S-4 with respect to the Mergers, which includes the joint proxy statement as a prospectus, in each case as promptly as reasonably practicable following the date of the Merger Agreement. IRT and STAR also will use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the Mergers.

Each of IRT and STAR will use its reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to notice of, and to vote at, their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. STAR also will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the Company Merger and the other transactions contemplated by the Merger Agreement, and IRT will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the issuance of IRT Common Stock in the Company Merger (including IRT Common Stock issuable upon redemption of IROP Common Units issued in the Partnership Merger), and each of IRT and STAR will use its reasonable best efforts to obtain its stockholder approval.

Access to Information; Confidentiality

The Merger Agreement requires both IRT and STAR to provide to the other, subject to applicable law and upon reasonable prior written notice, reasonable access during normal business hours to its properties, offices, personnel and books and records, and each of IRT and STAR is required to furnish promptly to the other all financial, operating and other data and information concerning its business, properties and personnel as the other party may reasonably request (provided that any such access shall not interfere unreasonably with the business or operations of the party granting access or otherwise result in any unreasonable interference with the prompt and timely discharge by such party’s employees of their normal duties).

Each of IRT and STAR will hold, and cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Efforts to Complete Transactions; Notification

Both IRT and STAR will use their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to the Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by the Merger Agreement, including obtaining all necessary actions or non-actions, waivers, consents and qualifications from governmental entities or non-governmental third parties and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any governmental entity or non-governmental third party, defending any lawsuits or other legal proceedings challenging the Merger Agreement or the Mergers or other transactions contemplated by the Merger Agreement, and executing and delivering all additional documents or instruments necessary to consummate the Mergers and the other transactions contemplated by the Merger Agreement and to carry out the purposes of the Merger Agreement.

Each of IRT and STAR will respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any governmental entity with respect to the Mergers and the other transactions contemplated by the Merger Agreement, and will use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any governmental entity challenging the Merger Agreement or the consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

Each of IRT, IRT OP, IRT Merger Sub and the IRT Board, on the one hand, and STAR, STAR OP and the STAR Board, on the other hand, will take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement and, if any such statute or regulation becomes applicable, to take all action necessary to ensure that the Mergers and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable and otherwise minimize the effect of such statute or regulation on the Mergers and the other transactions contemplated by the Merger Agreement.

Each of IRT and IRT OP, on the one hand, and STAR and STAR OP, on the other hand, will promptly (to the extent permitted by applicable law and any relevant governmental entity and subject to all privileges), and within two business days, notify the other party in writing of:

•

any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Mergers or the other transactions contemplated by the Merger Agreement;

•

any action, suit, claim, investigation or proceeding commenced or threatened against, relating to, involving or otherwise affecting any party to the Merger Agreement, that relates to the consummation of the Mergers and the other transactions contemplated by the Merger Agreement;

•

any inaccuracy of any representation or warranty contained in the Merger Agreement that would reasonably be likely to cause the closing conditions set forth in the Merger Agreement not to be satisfied;

•	any notice or other communication from any governmental entity in connection with the Mergers;

•

any event which, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect or would reasonably be likely to materially impair or delay the ability of any party to consummate the Mergers; and

•	any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Indemnification of Directors and Officers; Insurance

IRT will assume in the Mergers all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the Company Merger Effective Time (including any matters arising in connection with the Mergers and the other transactions contemplated by the Merger Agreement) in favor of the current or former directors or officers of STAR and its subsidiaries as provided in their respective charters, bylaws or other organizational documents, and any indemnification or other agreements of STAR (in each case, as in effect on the date of the Merger Agreement), and the provisions of such charters, bylaws and other organizational documents of STAR and its subsidiaries will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

IRT will cause to be maintained for a period of not less than six years from the Company Merger Effective Time the directors’ and officers’ insurance and indemnification policies of STAR and STAR OP in effect on the date of the Merger Agreement (provided that IRT may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable than the coverage provided under STAR’s existing policies) with respect to events occurring at or prior to the Company Merger Effective Time for all persons who are currently covered by such policies, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid by STAR prior to the date of the Merger Agreement (such 300% amount, the “Maximum Premium”). If IRT in its sole discretion elects then, in lieu of the foregoing insurance, IRT is permitted to cause STAR and STAR OP, as applicable, to obtain, on or prior to the closing date of the Mergers, a prepaid (or “tail”) directors’ and officers’ liability insurance policy at IRT’s expense, the material terms of which, including coverage and amount, are no less favorable than the coverage provided under STAR’s existing policies, provided that the annual premium for such “tail” policy will not exceed the Maximum Premium.

From and after the Company Merger Effective Time, to the fullest extent permitted by law, IRT will indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of STAR and its subsidiaries against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)), as incurred to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Company Merger Effective Time in connection with such indemnified party’s duties as an officer or director of STAR or its subsidiaries, including in respect of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

Public Announcements

Each of IRT and STAR will, subject to certain exceptions, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Mergers and the other transactions contemplated by the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation.

Stockholder Litigation

Each of IRT and STAR will give prompt notice to the other party of and keep the other party reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or threatened against, relating to or involving such party which relates to the Merger Agreement, the Mergers or the other transactions contemplated by the Merger Agreement. Each of IRT and STAR will give the other party the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against such party, any of its respective subsidiaries and/or any of their respective directors relating to the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement, and no such settlement shall be agreed to without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including but not limited to covenants and agreements related to:

•	each of IRT and STAR using its respective reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

•

each of IRT and STAR using its respective reasonable best efforts to cause the Partnership Merger to be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), and the partnership credited with the contribution of assets having the greatest fair market value (net of liabilities) to the resulting partnership shall be the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(3)(i);

•

IRT providing continuing employees, for a period of 12 months following the Company Merger Effective Time, at least the same rate of base salary, wage rates and variable cash compensation opportunities provided to such continuing employees immediately prior to the closing of the Mergers and benefits on terms no less favorable in the aggregate than those provided immediately prior to the closing of the Mergers;

•

IRT or an IRT subsidiary implementing, upon the closing of the Mergers, (i) a severance plan covering certain continuing employees, on terms and conditions consistent with those set forth in a disclosure schedule, with such severance plan remaining in effect until at least the first anniversary of the closing date of the Mergers, and (ii) a stay bonus plan covering certain continuing employees, on terms and conditions consistent with those set forth in a disclosure schedule;

•

except for regular dividends payable by IRT and STAR, neither STAR nor IRT declaring or setting aside any dividend or other distribution to their respective stockholders from the date of the Merger Agreement to the earlier of the Company Merger Effective Time or the termination of the Merger Agreement, subject to certain exceptions;

•

if requested by IRT at least 10 business days prior to the closing date of the Mergers, STAR taking any and all actions necessary to terminate STAR’s 401(k) plan effective on the day immediately preceding the closing date of the Mergers, contingent upon the occurrence of the closing of the Mergers;

•	each of IRT and STAR using its respective reasonable best efforts to obtain certain lender consents; and

•

STAR and the STAR Board, as applicable, adopting any resolutions and taking any actions that are necessary to cause the distribution reinvestment plan and share repurchase plan of STAR to be suspended as soon as practicable after the execution of the Merger Agreement and to be terminated as of the Company Merger Effective Time.

Conditions to Completion of the Mergers

Mutual Closing Conditions

The obligation of each party to the Merger Agreement to effect the Mergers and consummate the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, on or prior to the closing date of the Mergers, of the following conditions:

•	approval of the Company Merger and the other transactions contemplated by the Merger Agreement by STAR stockholders;

•	approval of the issuance of IRT Common Stock in the Company Merger (including IRT Common Stock issuable upon conversion of IROP Common Units issued in the Partnership Merger) by IRT stockholders;

•

the absence of any judgment, order or injunction issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Mergers or the other transactions contemplated by the Merger Agreement;

•

the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective by the SEC and no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC and not withdrawn; and

•

the shares of IRT Common Stock to be issued in the Mergers (including IRT Common Stock issuable upon conversion of IROP Common Units issued in the Partnership Merger) having been approved for listing on the NYSE, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of IRT and IRT OP

The obligations of IRT and IRT OP to effect the Mergers and to consummate the other transactions contemplated by the Merger Agreement are subject to the satisfaction by STAR or waiver by IRT, on or prior to the closing date of the Mergers, of the following additional conditions:

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and as of the closing date of the Mergers (or, in the case of representations and warranties that expressly relate to a specific date, as of that date) of certain representations and warranties made in the Merger Agreement by STAR and STAR OP regarding certain aspects of STAR’s capital structure;

•

the accuracy in all respects as of the date of the Merger Agreement and as of the closing date of the Mergers of certain representations and warranties made in the Merger Agreement by STAR and STAR OP regarding the absence of a material adverse effect and the applicability of takeover statutes;

•

the accuracy in all material respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date of the Mergers of certain representations and warranties made in the Merger Agreement by STAR and STAR OP regarding STAR’s organization and subsidiaries, authority relative to the Merger Agreement, the required stockholder vote to approve the Company Merger, broker’s fees and similar expenses, and the applicability of the Investment Company Act of 1940;

•

the accuracy of all other representations and warranties made in the Merger Agreement by STAR and STAR OP as of the date of the Merger Agreement and as of the closing date of the Mergers (or, in the case of representations and warranties that expressly relate to a specific date, as of that date), except where the failure of such representations or warranties to be true and correct in all respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) does not have, and would not reasonably be expected to have, a material adverse effect on STAR;

•

STAR and STAR OP having performed or complied with in all material respects all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the closing date of the Mergers (except for those obligation that by their nature may not be performed until the closing of the Mergers), and receipt by IRT of a certificate executed by an officer of STAR to the effect that this condition and the conditions described in the preceding four bullet points have been satisfied;

•

receipt by IRT of a written opinion from Morrison & Foerster LLP, or other counsel to STAR, in form and substance reasonably satisfactory to IRT, dated as of the closing date of the Mergers, that STAR, commencing with its taxable year ended December 31, 2014, was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its actual method of operation will enable STAR to meet, through the closing of the Mergers, the requirements for qualification and taxation as a REIT under the Code;

•

receipt by IRT of an opinion from Troutman Pepper Hamilton Sanders LLP, counsel to IRT, dated as of the closing date of the Mergers, to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications;

•	there has not been any event that, individually or together with any other event, has had or would reasonably be expected to have a material adverse effect with respect to STAR;

•

certain of STAR’s lenders have consented to the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and have entered into amendments to their loan documents that permit, following the Company Merger Effective Time, (i) continued issuances, transfers and trading of IRT’s equity, and so long as IRT remains the sole general partner of IRT OP, continued issuances, transfers, conversions, redemptions and exchanges of units of IRT OP, and (ii) mergers, consolidations, reorganizations, liquidations and dissolutions of subsidiaries of IRT and/or IRT OP into, or with, one or more of their subsidiaries; and

•	if IRT has requested that STAR terminate STAR’s 401(k) plan, receipt by IRT of evidence that STAR has adopted resolutions terminating STAR’s 401(k) plan.

Additional Closing Conditions for the Benefit of STAR and STAR OP

The obligations of STAR and STAR OP to effect the Mergers and consummate the other transactions that are contemplated by the Merger Agreement are subject to the satisfaction by IRT or waiver by STAR, on or prior to the closing date of the Mergers, of the following additional conditions:

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and as of the closing date of the Mergers (or, in the case of representations and warranties that expressly relate to a specific date, as of that date) of certain representations and warranties made in the Merger Agreement by IRT, IRT OP and IRT Merger Sub regarding certain aspects of IRT’s capital structure;

•

the accuracy in all respects as of the date of the Merger Agreement and as of the closing date of the Mergers of certain representations and warranties made in the Merger Agreement by IRT, IRT OP and IRT Merger Sub regarding the absence of a material adverse effect and the applicability of takeover statutes;

•

the accuracy in all material respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date of the Mergers of certain representations and warranties made in the Merger Agreement by IRT, IRT OP and IRT Merger Sub regarding IRT’s organization and subsidiaries, authority relative to the Merger Agreement, the required stockholder vote to approve the issuance of IRT Common Stock in the Company Merger (including IRT Common Stock issuable upon redemption of IROP Common Units issued in the Partnership Merger), broker’s fees and similar expenses, and the applicability of the Investment Company Act of 1940;

•

the accuracy of all other representations and warranties made in the Merger Agreement by IRT, IRT OP and IRT Merger Sub as of the date of the Merger Agreement and as of the closing date of the Mergers (or, in the case of representations and warranties that expressly relate to a specific date, as of that date), except where the failure of such representations or warranties to be true and correct in all respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) does not have, and would not reasonably be expected to have, a material adverse effect on IRT;

•

IRT and IRT OP having performed or complied with in all material respects all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the closing date of the Mergers (except for those obligation that by their nature may not be performed until the closing of the Mergers), and receipt by STAR of a certificate executed by an officer of IRT to the effect that this condition and the conditions described in the preceding four bullet points have been satisfied;

•

receipt by STAR of an opinion from Troutman Pepper Hamilton Sanders LLP, or other counsel to IRT, in form and substance reasonably satisfactory to STAR, dated as of the closing date of the Mergers, that IRT, commencing with its taxable year ended December 31, 2011, was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its current and proposed method of operation will enable it to continue to qualify for taxation as a REIT through the end of the taxable year which includes the closing date of the Mergers;

•

receipt by STAR of an opinion from Morrison & Foerster LLP, counsel to STAR, dated as of the closing date of the Mergers, to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications;

•	there has not been any event that, individually or together with any other event, has had or would reasonably be expected to have a material adverse effect with respect to IRT;

•	certain of IRT’s lenders have consented to the consummation of the Mergers and the other transactions contemplated by the Merger Agreement and have entered into amendments to their loan documents that permit, following the Company Merger Effective Time, (i) so long as IRT is the sole general partner of IRT OP, continued issuances, transfers, conversions, redemptions and exchanges of units of IRT OP, and (ii) mergers, consolidations, reorganizations, liquidations and dissolutions of subsidiaries of IRT and/or IRT OP into, or with, one or more of their subsidiaries; and

•

the IRT Board having taken all necessary action to elect the individuals set forth in a disclosure schedule to the offices set forth opposite their respective names and to elect the STAR designees to the IRT Board, in each case effective as of the Company Merger Effective Time.

Termination of the Merger Agreement

Termination by Mutual Agreement

The Merger Agreement may be terminated at any time prior to the Partnership Merger Effective Time by the mutual written consent of IRT and STAR, even after approval of STAR stockholders or approval of IRT stockholders.

Termination by Either IRT or STR

The Merger Agreement may also be terminated prior to the Partnership Merger Effective Time by either IRT or STAR if:

•

the Mergers shall not have been consummated on or before 5:00 p.m. (Eastern time) on January 31, 2022 (the “End Date”), provided that this termination right will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the Mergers to occur on or before the End Date;

•

any governmental entity of competent jurisdiction has issued or enacted any law or taken any other action, which has become final and non-appealable, that has the effect of restraining, enjoining or otherwise prohibiting consummation of the Mergers, provided that this termination right will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of, or resulted in, such action;

•

the stockholders of STAR failed to approve the Company Merger at the STAR special meeting, provided that this termination right will not be available to STAR if the failure to obtain the approval of STAR’s stockholders was primarily due to STAR’s failure to perform any of its obligations under the Merger Agreement; or

•

the stockholders of IRT failed to approve the issuance of IRT Common Stock in the Company Merger (including IRT Common Stock issuable upon redemption of IROP Common Units issued in the Partnership Merger) at the IRT special meeting, provided that this termination right will not be available to IRT if the failure to obtain the approval of IRT’s stockholders was primarily due to IRT’s failure to perform any of its obligations under the Merger Agreement.

Termination by STAR

The Merger Agreement may also be terminated prior to the Partnership Merger Effective Time by STAR if:

•	(A) IRT effects a Parent Adverse Recommendation Change or (B) IRT enters into a Parent Alternative Acquisition Agreement;

•

prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by STAR’s stockholders, STAR enters into a Company Alternative Acquisition Agreement; provided that STAR must concurrently pay the termination fee described below under “—Termination Fee and Expenses Payable by STAR to IRT”;

•

IRT or IRT OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to STAR’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from STAR to IRT and two business days before the End Date, provided that this termination right will not be available if STAR is then in breach of the Merger Agreement so as to cause any of the conditions to IRT’s obligation to consummate the Mergers not to be satisfied; or

•	IRT has breached or failed to perform its obligations relating to the IRT special meeting or Parent Takeover Proposals in any material respect.

Termination by IRT

The Merger Agreement may also be terminated prior to the Partnership Merger Effective Time by IRT if:

•	(A) STAR effects a Company Adverse Recommendation Change or (B) STAR enters into a Company Alternative Acquisition Agreement;

•

prior to the approval by IRT’s stockholders of the issuance of IRT Common Stock in the Company Merger, IRT enters into a Parent Alternative Acquisition Agreement; provided that IRT must concurrently pay the termination fee described below under “—Termination Fee and Expenses Payable by IRT to STAR”;

•

STAR or STAR OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to IRT’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from IRT to STAR and two business days before the End Date, provided that this termination right will not be available if IRT is then in breach of the Merger Agreement so as to cause any of the conditions to STAR’s obligation to consummate the Mergers not to be satisfied; or

•	STAR has breached or failed to perform its obligations relating to the STAR special meeting or Company Takeover Proposals in any material respect.

Effect of Termination

In the event of termination of the Merger Agreement by either party, as provided immediately above, the Merger Agreement will become null and void and there will be no liability on the part of either party or their respective affiliates, except that (i) no such termination will relieve any party of any liability or damages resulting from or arising out of any fraud or an intentional breach of the Merger Agreement, and (ii) certain miscellaneous provisions of the Merger Agreement and certain provisions relating to confidentiality, termination rights, termination fees, expense reimbursements and effects of termination will survive such termination.

The expense reimbursement will be set off against any termination fee if the termination fee later becomes payable.

Termination Fee and Expenses Payable by STAR to IRT

STAR has agreed to pay IRT a termination fee of $74.0 million (the “STAR Termination Fee”) if:

•	STAR terminates the Merger Agreement to enter into a Company Alternative Acquisition Agreement, in which case STAR must pay the STAR Termination Fee concurrently with such termination;

•

IRT terminates the Merger Agreement because STAR has effected a Company Adverse Recommendation Change or has entered into a Company Alternative Acquisition Agreement, in which case STAR must pay the STAR Termination Fee within three business days of such termination;

•

IRT terminates the Merger Agreement because STAR has breached or failed to perform its obligations relating to the STAR special meeting or Company Takeover Proposals in any material respect, in which case STAR must pay the STAR Termination Fee within three business days of such termination; or

•	All of the following occur (in which case, the STAR Termination Fee will be less, if applicable, any reimbursable expenses previously paid by STAR to IRT):

(i) either IRT or STAR terminates the Merger Agreement because (A) the Mergers have not been consummated on or before the End Date (and the approval of STAR stockholders of the Company Merger and the other transactions contemplated by the Merger Agreement has not been obtained prior to such termination), or (B) the stockholders of STAR failed to approve the Company Merger and the other transactions contemplated by the Merger Agreement at the STAR special meeting; or

(ii) IRT terminates the Merger Agreement because STAR or STAR OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to IRT’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from IRT to STAR and two business days before the End Date;

a Company Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination; and

within twelve months after termination of the Merger Agreement, STAR consummates a transaction regarding, or executes a definitive agreement with respect to, a Company Takeover Proposal; provided that, for purposes of this provision, references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”;

in which case STAR must pay IRT, concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, the STAR Termination Fee.

STAR has agreed to pay any reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by IRT up to a maximum of $10.0 million if the Merger Agreement is terminated (i) by either IRT or STAR because the stockholders of STAR failed to approve the Company Merger and the other transactions contemplated by the Merger Agreement at the STAR special meeting, or (ii) by IRT because STAR or STAR OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to IRT’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from IRT to STAR and two business days before the End Date.

Any expense reimbursement amounts will be set off against the STAR Termination Fee if the STAR Termination Fee later becomes payable.

Termination Fee and Expenses Payable by IRT to STAR

IRT has agreed to pay STAR a termination fee of $74.0 million (the “IRT Termination Fee”) if:

•	IRT terminates the Merger Agreement to enter into a Parent Alternative Acquisition Agreement, in which case IRT must pay the IRT Termination Fee concurrently with such termination;

•

STAR terminates the Merger Agreement because IRT has effected a Parent Adverse Recommendation Change or has entered into a Parent Alternative Acquisition Agreement, in which case IRT must pay the IRT Termination Fee within three business days of such termination;

•

STAR terminates the Merger Agreement because IRT has breached or failed to perform its obligations relating to the IRT special meeting or Parent Takeover Proposals in any material respect, in which case IRT must pay the IRT Termination Fee within three business days of such termination; or

•	All of the following occur (in which case, the IRT Termination Fee will be less, if applicable, any reimbursable expenses previously paid by IRT to STAR):

(i) either STAR or IRT terminates the Merger Agreement because (A) the Mergers have not been consummated on or before the End Date (and the approval by IRT stockholders of the issuance of IRT Common Stock in the Company Merger has not been obtained prior to such termination), or (B) the stockholders of IRT failed to approve the issuance of IRT Common Stock in the Company Merger at the IRT special meeting; or

(ii) STAR terminates the Merger Agreement because IRT or IRT OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to STAR’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from STAR to IRT and two business days before the End Date;

a Parent Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination; and

within twelve months after termination of the Merger Agreement, IRT consummates a transaction regarding, or executes a definitive agreement with respect to, a Parent Takeover Proposal; provided that, for purposes of this provision, references to “20%” in the definition of “Parent Takeover Proposal” shall be deemed to be references to “50%”;

in which case IRT must pay STAR, concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, the IRT Termination Fee.

IRT has agreed to pay any reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by STAR up to a maximum of $10.0 million if the Merger Agreement is terminated (i) by either STAR or IRT because the stockholders of IRT failed to approve the issuance of IRT Common Stock in the Company Merger at the IRT special meeting, or (ii) by STAR because IRT or IRT OP has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to STAR’s obligation to consummate the Mergers would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from STAR to IRT and two business days before the End Date.

Any expense reimbursement amounts will be set off against the IRT Termination Fee if the IRT Termination Fee later becomes payable.

Miscellaneous Provisions

Specific Performance

Prior to a valid termination of the Merger Agreement, the parties to the Merger Agreement are entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, including any party’s obligations to consummate the Mergers and the other transactions contemplated by the Merger Agreement, in addition to any and all other remedies at law or in equity. In the event that the Merger Agreement is terminated under circumstances in which IRT pays STAR the IRT Termination

Fee, STAR will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of IRT, IRT OP or IRT Merger Sub other than with respect to the payment of the IRT Termination Fee.

Amendment

The parties to the Merger Agreement may amend the Merger Agreement by an instrument in writing signed by each of the parties, provided that, after either (i) approval of the Company Merger and the other transactions contemplated by the Merger Agreement by STAR’s stockholders or (ii) approval of the issuance of IRT Common Stock in the Company Merger (including IRT Common Stock issuable upon redemption of IROP Common Units issued in the Partnership Merger) by IRT’s stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval.

Waiver

Prior to the Partnership Merger Effective Time, any of the parties to the Merger Agreement may extend the time for performance of any obligations of the other parties to the Merger Agreement or waive any inaccuracies in the representations and warranties contained in the Merger Agreement or the other parties’ compliance with any agreements or conditions contained in the Merger Agreement.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland, without giving effect to any choice or conflicts of laws principles, provided that the Partnership Merger is governed by the laws of the State of Delaware.

Jurisdiction; Venue

All proceedings arising out of or relating to the Merger Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland. In the case of a proceeding in the Circuit Court for Baltimore City (Maryland), each of the parties to the Merger Agreement has irrevocably and unconditionally agreed to request and/or consent to the assignment of any such proceeding to such Maryland Circuit Court’s Business and Technology Case Management Program.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, Rodney F. Emery, Chairman of the Board and Chief Executive Officer of STAR, entered into a Lock-Up Agreement with IRT that generally restricts Mr. Emery from selling or assigning (i) between execution of the Merger Agreement and closing of the Mergers, the shares of STAR Common Stock or the STAR OP Units beneficially owned by Mr. Emery, and (ii) during the six months following closing of the Mergers, the shares of IRT Common Stock or IROP Common Units issued to him in the Mergers.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material U.S. federal income tax consequences of the Company Merger to U.S. holders and non-U.S. holders (each as defined below), IRT’s election to be taxed as a REIT and the ownership and disposition of IRT’s common stock to U.S. Stockholders and Non-U.S. Stockholders (each as defined below).

This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this joint proxy statement/prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Potential tax reforms may result in significant changes to the rules governing U.S. federal income taxation. New legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may significantly and adversely affect IRT’s or STAR’s ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of the Company Merger and/or the ownership and disposition of IRT’s common stock, including those described in this discussion. Neither IRT nor STAR has requested, and neither plans to request, any rulings from the IRS that it qualifies as a REIT or with respect to the U.S. federal income tax treatment of the Company Merger, and the statements in this joint proxy statement/prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the Company Merger or the ownership or disposition of IRT’s common stock, or IRT’s or STAR’s election to be taxed as a REIT.

This discussion is limited to holders who hold shares of STAR Common Stock or IRT Common Stock, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to be a comprehensive discussion of all U.S. federal income tax consequences relevant to the Company Merger or the ownership and disposition of IRT’s common stock and does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the alternative minimum tax. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. holders and U.S. Shareholders (each as defined below) whose functional currency is not the U.S. dollar;

•	persons holding STAR Common Stock or IRT Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	REITs or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or other flow-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to STAR Common Stock or IRT Common Stock being taken into account in an applicable financial statement;

•	persons deemed to sell STAR Common Stock or IRT Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive STAR Common Stock or IRT Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons who actually or constructively hold, or held at any time during the five-year period ending on the date of the Company Merger, 10% or more in value of STAR Common Stock or IRT Common Stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF IRT’S COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS) UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Company Merger

The parties intend for the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the consummation of the Company Merger that Troutman Pepper Hamilton Sanders LLP will render an opinion to IRT, and Morrison & Foerster will render an opinion to STAR, each to the effect that the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by IRT and STAR regarding factual matters (including those contained in the tax representation letters provided by IRT and STAR), and covenants undertaken by IRT and STAR. If any such assumption or representation is inaccurate in any way, or any such covenant is not complied with, the tax consequences of the Company Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinions and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the Company Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of STAR Common Stock or IRT Common Stock (including a beneficial owner of STAR Common Stock that received IRT Common Stock in the Company Merger) that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of STAR Common Stock or IRT Common Stock (including a beneficial owner of STAR Common Stock that received IRT Common Stock in the Company Merger) that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds STAR Common Stock or IRT Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding STAR Common Stock or IRT Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

On the basis of the opinions described above and provided the Company Merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Company Merger will generally be as follows:

•	STAR will not recognize any gain or loss as a result of the Company Merger.

•

A U.S. holder of STAR Common Stock will not recognize any gain or loss upon receipt of the IRT Common Stock in exchange for its STAR Common Stock in connection with the Company Merger, except with respect to cash received in lieu of any fractional share of IRT Common Stock, as discussed below.

•

A U.S. holder will have an aggregate tax basis in the IRT Common Stock it receives in the Company Merger equal to the U.S. holder’s aggregate tax basis in its STAR Common Stock surrendered pursuant to the Company Merger, reduced by the portion of the U.S. holder’s tax basis in its STAR Common Stock surrendered in the Company Merger that is allocable to any fractional share of IRT Common Stock.

•

The holding period of the IRT Common Stock (including any fractional share deemed received and redeemed for cash, as discussed below) received by a U.S. holder in connection with the Company Merger will include the holding period of the STAR Common Stock surrendered in connection with the Company Merger.

•

If a U.S. holder acquired any of its shares of STAR Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such U.S. holder may allocate its tax basis and holding period to the IRT Common Stock received in the Company Merger. U.S. holders that hold multiple blocks of STAR Common Stock should consult their tax advisors regarding the proper allocation of their basis and holding period among the IRT Common Stock received in the Company Merger under these Treasury Regulations.

•

Cash received by a U.S. holder in lieu of a fractional share of the IRT Common Stock in the Company Merger will be treated as if such fractional share had been issued in connection with the Company Merger and then redeemed by IRT for cash, and such U.S. holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the U.S. holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period (determined as described above) in respect of such fractional share is greater than one year as of the effective time of the Company Merger. Non-corporate U.S. holders may be subject to tax on long-term capital gains at reduced rates. The deductibility of capital losses is subject to limitations.

•	A non-U.S. holder of STAR Common Stock generally will not recognize any gain or loss upon receipt of the IRT Common Stock in exchange for its STAR Common Stock in connection with the Company Merger.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of STAR Common Stock generally will be required to comply with certain reporting requirements. A U.S. holder should be viewed as a “significant holder” if, immediately before the Company Merger, such holder held 5% or more, by vote or value, of the total outstanding shares of STAR Common Stock or had a basis in STAR non-stock securities of at least $1 million. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the Company Merger Effective Time. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of STAR Common Stock surrendered pursuant to the Company Merger (both as determined immediately before the surrender of shares), the date of the Company Merger, and the name and employer identification number of IRT, STAR and IRT Merger Sub, and the holder will be required to retain permanent records of these facts. U.S. holders of STAR Common Stock should consult their tax advisors as to whether they may be treated as a “significant holder.”

Backup Withholding

Certain holders of STAR Common Stock may be subject to backup withholding with respect to any cash received in the Company Merger. Backup withholding generally will not apply, however, to a holder of shares of STAR Common Stock that (i) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding on IRS Form W-9, and otherwise complies with all the applicable requirements of the backup withholding rules; (ii) provides a properly completed IRS Form W-8BEN or W-8BEN-E; or (iii) is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Material U.S. Federal Income Tax Considerations Regarding IRT’s Taxation as a REIT

The following is a general summary of certain material U.S. federal income tax considerations regarding IRT’s election to be taxed as a REIT and the ownership and disposition of IRT Common Stock as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion reflects changes to the U.S. federal income tax laws made by legislation commonly referred to as the Tax Cuts and Jobs Act (which we refer to as the “TCJA”), which was signed into law on December 22, 2017, and the Coronavirus Aid, Relief, and Economic Security Act (which we refer to as the “CARES Act”), which was signed into law on March 27, 2020. For purposes of this discussion, references to “we,” “our” and “us” mean only IRT and do not include any of its subsidiaries or STAR or any of STAR’s subsidiaries, except as otherwise indicated.

Taxation of IRT

General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 2011. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend that the combined company will continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.

It is a condition to our obligation to consummate the Mergers that we receive an opinion from Morrison & Foerster to the effect that, for all taxable years commencing with STAR’s taxable year ended December 31, 2014 and through the Company Merger Effective Time, STAR has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The opinion of Morrison & Foerster will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by STAR and STAR OP regarding factual matters (including those contained in a tax representation letter provided by STAR and STAR OP) relating to the organization and operation of STAR and its subsidiaries.

It is a condition to the obligation of STAR to consummate the Mergers that STAR receive an opinion from Troutman Pepper Hamilton Sanders LLP to the effect that, for all taxable years commencing with our taxable year ended December 31, 2011, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year that includes the Company Merger Effective Time and future taxable years. The opinion of Troutman Pepper Hamilton Sanders LLP will be subject to customary exceptions, assumptions and qualifications, be based on representations made by us regarding factual matters (including those contained in a tax representation letter provided by us), and covenants undertaken by us, relating to the organization and operation of us and our subsidiaries, and assume the accuracy of the representations contained in the tax representation letter provided to Morrison & Foerster described above.

Neither of the opinions described above will be binding on the IRS or the courts. We intend to continue to operate in a manner to qualify as a REIT following the Company Merger, but there is no guarantee that we will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, there can be no assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Code, qualify as a REIT and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

In any year in which we qualify as a REIT and have a valid REIT election in place, we will claim deductions for the dividends we pay to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our REIT taxable income or capital gain which is currently distributed to our stockholders. We will, however, be subject to U.S. federal income tax at the corporate rate (currently 21%) on any REIT taxable income or capital gain not distributed.

Even though we qualify as a REIT, we nonetheless are subject to U.S. federal tax in the following circumstances:

•

We are taxed at the corporate rate on any REIT taxable income, including undistributed net capital gains that we do not distribute to stockholders during, or within a specified period after, the calendar year in which we recognized such income. We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

•	We may be subject to the alternative minimum tax, for tax years beginning before January 1, 2018.

•

If we have net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property.

•

If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to corporate tax on such income at the highest applicable rate (currently 21%).

•

If we fail to satisfy the 75% Gross Income Test or the 95% Gross Income Test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% Gross Income Test or (b) the amount by which we fail the 95% Gross Income Test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the Asset Tests, as described below, other than certain de minimis failures, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 21% of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

•

If we fail to satisfy any other REIT qualification requirements (other than a Gross Income or Asset Tests) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

•

A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between us, our lessee or a TRS (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•

If we acquire appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation (i.e., there is “built-in gain”), we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of such assets during the five-year period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	We may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and non-U.S. income, franchise, property and other taxes on assets and operation. We could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

The Code defines a REIT as a corporation, trust or association:

•	that elects to be taxed as a REIT;

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year; and

•

generally, in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

The first six conditions must be met during each taxable year for which REIT status is sought, while the last two conditions do not have to be met until after the first taxable year for which a REIT election is made.

Share Ownership Tests. Our common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock), This is the “five or fewer” test referenced below in “Taxation of Tax-Exempt Stockholders.” However, these two requirements do not apply until after the first taxable year for which we elect REIT status.

Our charter contains certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock which would result in any person beneficially owning or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock, including our common stock, subject to certain exceptions. Our charter also contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under regulations of the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

Subsidiary Entities. A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a taxable REIT subsidiary (which we refer to as a “TRS”). For purposes of the Asset and Gross Income Tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but maybe subject to state or local tax. Although we expect to hold all of our investments through our operating partnership, we may hold investments through qualified REIT subsidiaries. A TRS is described under “Asset Tests” below. A partnership is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share of the assets of our operating partnership, and we will be allocated a proportionate share of each item of gross income of our operating partnership.

Asset Tests. At the close of each calendar quarter of each taxable year, we must satisfy a series of tests based on the composition of our assets. After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as maybe required to cure any noncompliance.

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities. Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property (including mortgages secured by both real and personal property if the value of such property does not exceed 15% of the total property securing the loan)), (ii) shares in other qualifying REITs and debt instruments issued by publicly-traded REITS (not to exceed 25% of our assets unless secured by interests in real property) and (iii) personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”; and (iv) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years.

If we invest in any securities that do not qualify under the 75% test, such securities may not exceed either: (i) 5% of the value of our assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. For purposes of the 10% value test, a REIT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test:

(1)	any loan made to an individual or an estate,

(2)	certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT),

(3)	any obligation to pay rents from real property,

(4)	securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity,

(5)	any security issued by another REIT, and

(6)

any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% Gross Income Test described below. In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. Any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% Gross Income Test, and any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a TRS. A corporation that is 35%-owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 20% (25% for taxable years beginning after July 30, 2008 and before January 1, 2018) of the value of a REIT’s assets may be represented by securities of one or more TRSs. We have two TRSs, which had minimal or no business activity during 2019. If we do have an active TRS or form other TRSs in the future, we will be subject to a 100% excise tax on income from certain transactions with a TRS that are not on an arm’s-length basis. Under the TCJA, taxpayers are subject to a limitation on their ability to deduct net business interest expense generally equal to 30% of adjusted taxable income, subject to certain exceptions and modifications. The CARES Act (i) increases the 30% limitation to 50% (A) for taxable years beginning in 2020 and (B) for taxable years beginning in 2019 for entities other than partnerships and (ii) permits an entity to elect to use its 2020 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. These provisions may limit the ability of our taxable REIT subsidiaries to deduct interest, which could increase their taxable income.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% Asset Tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the Asset Tests for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000 or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Section 11 of the Code by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

We believe that our holdings of securities and other assets comply with the foregoing Asset Tests, and we intend to monitor compliance with such tests on an ongoing basis. The values of some of our assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes maybe uncertain in some circumstances, which could affect the application of the Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the Asset Tests.

Gross Income Tests. For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting.

The 75% Gross Income Test. At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “—Hedging Transactions” and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (as described under the 75% Asset Test above) received or earned during the one-year period beginning on the date we receive such new capital. In the case of real estate mortgage loans secured by both real and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is qualifying under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below:

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The board of directors intends to hire qualifying independent contractors or to utilize TRSs to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we have represented that, with respect to our leasing activities, we will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. In addition, under the TCJA. For taxable years beginning after December 31, 2017, taxpayers, including TRSs, are subject to a limitation on their ability to deduct net business interest expense generally equal to 30% of adjusted taxable income, subject to certain exceptions. The CARES Act (i) increases the 30% limitation to 50% (A) for taxable years beginning in 2020 and (B) for taxable years beginning in 2019 for entities other than partnerships and (ii) permits an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. See “—Annual Distribution Requirements.” These provisions may limit the ability of our TRSs to deduct interest, which could increase their taxable income. Further, a 100% excise tax is imposed on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arms’-length basis.

It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time we commit to make or acquire the loan. We expect that all of our loans secured by real property will be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “—Hedging Transactions” and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross Income Test, (ii) dividends, (iii) interest, or (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to satisfy the 95% Gross Income Test.

Our share of income from the properties primarily gives rise to rental income and gains on sales of the properties, substantially all of which generally qualifies under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will continue to have little or no non-qualifying income.

As described above, we may establish one or more TRSs. The gross income generated by these TRSs would not be included in our gross income. Any dividends from TRSs to us would be included in our gross income and qualify for the 95% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Annual Distribution Requirements. We are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (i) the sum of: (a) 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

The TCJA may affect the amount of our REIT taxable income for 2019 and subsequent taxable years. The TCJA restricts the deductibility of net business interest expense by businesses (generally, to 30% of the business’ adjusted taxable income) except, among others, real property businesses electing out of such restrictions; generally, we expect our business to qualify as such a real property business, but businesses conducted by our taxable REIT subsidiaries may not qualify and we have not yet determined whether we will make such an election. The CARES Act (i) increases the 30% limitation to 50% (A) for taxable years beginning in 2020 and (B) for taxable years beginning in 2019 for entities other than partnerships and (ii) permits an entity to elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. If we do not elect out of these restrictions on interest deductions, the TCJA requires the use of the less favorable alternative depreciation system to depreciate real property. In addition, U.S. Treasury Regulations could limit the deduction we may claim for our proportionate share of the compensation expense attributable to the remuneration paid by our operating partnership for services performed by certain of our highly ranked and highly compensated employees.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, will borrow funds to fully provide the necessary cash flow.

Failure to Qualify. If we fail to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax for taxable years beginning prior to January 1, 2018) on our taxable income at the corporate rate, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as dividends. This “double taxation” would result from our failure to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, noncorporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026 for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

Prohibited Transactions. As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of real property that:

•	has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor from whom we do not derive or receive any income or a TRS; and

•

when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Two supplemental alternative requirements are available to REITs seeking to satisfy the safe harbor. First, (i) the aggregate adjusted tax bases of all such property sold by the REIT during the year did not exceed 20% of the aggregate tax bases of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted tax bases) in the current and two prior years did not exceed 10%, and, second, (i) the aggregate fair market value of all such property sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (ii) the average annual percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) in the current and two prior years did not exceed 10%. Our intention in acquiring and operating the properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business.

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property; (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated; and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures, contracts, forward rate agreements or similar financial instruments. Any income from a hedging transaction, including gain from a disposition of such a transaction, to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by us to acquire or own real estate assets which is clearly identified as such before the close of the day on which it was acquired, originated or entered into and with respect to which we satisfy other identification requirements, will be disregarded for purposes of the 75% and 95% Gross Income Tests. There are also rules for disregarding income for purposes of the 75% and 95% Gross Income Tests with respect to hedges of certain foreign currency risks. In addition, if we entered into a hedging transaction (i) to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made or (ii) to manage the risk of currency fluctuations, and a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition we enter into a new clearly identified hedging transaction (a “Counteracting Hedge”), income from the applicable hedge and income from the Counteracting Hedge (including gain from the disposition of such Counteracting Hedge) will not be treated as gross income for purposes of the 95% and 75% Gross Income Tests. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% Gross Income Tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Characterization of Property Leases. We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are true leases, under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing transaction. A determination by the IRS that we are not the owner of any properties for U.S. federal income tax purposes may have adverse consequences to us, such as the denial of depreciation deductions (which could affect the determination of our REIT taxable income subject to the distribution requirements) or our satisfaction of the Asset Tests or the Gross Income Tests.

Tax Liabilities and Attributes Inherited in Connection with the Mergers and Other Acquisitions. We may from time to time acquire other REITs through a merger or acquisition, including our acquisition of STAR pursuant to the Mergers. If STAR or any other such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we or our subsidiary, as the surviving corporation in the merger or acquisition, would be obligated to pay) regular U.S. federal corporate income tax on its taxable income for such taxable years. In addition, if such REIT was a C corporation at the time of the merger or acquisition, the tax consequences described in the following paragraph generally would apply. If such REIT failed to qualify as a REIT for any of its previous taxable years, but qualified as a REIT at the time of such merger or acquisition, and we acquired such REIT’s assets in a transaction in which our tax basis in the assets of such REIT is determined, in whole or in part, by reference to such REIT’s tax basis in such assets, we generally would be subject to tax on the built-in gain on each asset of such REIT as described below if we were to dispose of the asset in a taxable transaction during the five-year period following such REIT’s requalification as a REIT, subject to certain exceptions. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “—Prohibited Transactions”).

From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “—General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.

Tax Aspects of Investments in Partnerships

General. We operate as an UPREIT, which is a structure whereby we own a direct interest in our operating partnership, which, following the Partnership Merger, will continue to be IRT OP, and our operating partnership, in turn, owns interests in other non-corporate entities that own properties. Such non-corporate entities generally are organized as limited liability companies, partnerships or trusts and are either disregarded for U.S. federal income tax purposes (if our operating partnership was the sole owner) or treated as partnerships for U.S. federal income tax purposes. The following is a summary of the U.S. federal income tax consequences of our investment in our operating partnership. This discussion should also generally apply to any investment by us in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes (see, however, the discussion below about the partnership audit rules). Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We will be required to take into account our allocable share of the foregoing items for purposes of the various Gross Income and Asset Tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from our operating partnership will be sufficient to pay the tax liabilities resulting from an investment in our operating partnership.

We intend that interests in our operating partnership (and any partnership invested in by our operating partnership with one or more partners) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of our actual operations and accordingly no assurance can be given that any such partnership would not be treated as a publicly traded partnership. Even if a partnership qualifies as a publicly traded partnership, it generally will not be treated as a corporation for U.S. federal income tax purposes if at least 90% of its gross income each taxable year is from certain passive sources.

If for any reason our operating partnership (or any partnership invested in by our operating partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the Asset Tests and Gross Income Tests described above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction, expense and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners subject to the rules applicable to distributions by corporations.

Anti-abuse Treasury regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, we cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our status as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of the Partnerships and their Partners. Although a partnership agreement will generally determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Section 704(b) of the Code and the Treasury regulations. If any allocation is not recognized for U.S. federal income tax purposes as having “substantial economic effect,” the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in our operating partnership agreement comply with the requirements of Section 704(b) of the Code and the applicable Treasury regulations.

Among the losses and deductions of the operating partnership that would flow to us are the interest deductions of the operating partnership and any subsidiary partnerships. The TCJA limits a taxpayer’s business interest expense deduction to the sum of business interest income, 30% of adjusted taxable income and certain other amounts. The CARES Act provision that increases the 30% limitation to 50% for taxable years beginning in 2019 or 2020 does not apply to partnerships like the operating partnership with respect to taxable years beginning in 2019 (and thus, only applies with respect to taxable years beginning in 2020). However, under the CARES Act, the operating partnership may elect to use its 2019 adjusted taxable income to calculate the applicable limitation for its taxable year beginning in 2020. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the new deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limitation is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. Unless we elect otherwise, 50% of our share of the operating partnership’s “excess business interest” for its 2019 taxable year will be treated as paid by us in our 2020 taxable year and will not be subject to any limitation. The TCJA allows a real property trade or business to elect out of this interest limitation. Currently, no such election has been made for us or our operating partnership. If we do make such an election, the TCJA requires the use of the less favorable alternative depreciation system to depreciate real property. The interest deduction limitation generally applies to taxable years beginning after December 31, 2017.

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to our operating partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by our operating partnership, such property will generally have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by our operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Code would apply to such differences as well.

Some expenses incurred in the conduct of our operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of our operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Partnership Audit Rules. Under the Bipartisan Budget Act of 2015, a partnership itself may be liable for a tax computed by reference to the hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. These rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. It is possible that these rules could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of those partnerships could be required to bear the economic burden of those taxes, interest and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Investors are urged to consult with their tax advisors with respect to those changes and their potential impact on their investment in our shares.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

This section summarizes the taxation of domestic stockholders that are not tax-exempt organizations. For these purposes, a domestic stockholder (which we refer to as a “U.S. Stockholder”) is a beneficial owner of our common stock that for U.S. federal income tax purposes is:

•	an individual that is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the purchase, ownership and disposition of our shares by the partnership.

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual. The temporary 20% deduction allowed by Section 199A of the Code, as added by the TCJA, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. Prospective investors should consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

As long as we qualify as a REIT, a taxable U.S. Stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. An individual U.S. Stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. Stockholder generally will not qualify as “qualified dividend income” that are taxed at the maximum tax rate accorded to capital gains. Qualified dividend income generally includes dividends paid to individuals, trusts and estates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our U.S. Stockholders, our dividends generally will not be eligible for the 20% rate (in the case of taxpayers whose taxable income exceeds certain thresholds depending on filing status) on qualified dividend income.

However, under the TCJA, for taxable years beginning before January 1, 2026, regular dividends from REITs that are “qualified REIT dividends” are treated as income from a pass-through entity and are eligible for a 20% deduction. As a result, our regular dividends may be taxed at 80% of an individual U.S. Stockholder’s marginal tax rate. The current maximum rate is 37%, resulting in a maximum rate of 29.6%. However, the maximum 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends attributable to dividends received by us from non-REIT corporations. Pursuant to the Treasury regulations, in order for a dividend paid by a REIT to be eligible to be treated as a “qualified REIT dividend,” the U.S. Stockholder must meet two holding period-related requirements. First, the U.S. Stockholder must hold the REIT shares for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT share becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the U.S. Stockholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The 20% deduction does not apply to REIT capital gain dividends or to REIT dividends that we designate as “qualified dividend income.” Like most of the other changes made by the TCJA applicable to non-corporate taxpayers, the 20% deduction will expire on December 31, 2025 unless Congress acts to extend it. Prospective investors should consult their tax advisors concerning these limitations on the ability to deduct all or a portion of dividends received on shares of our common stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (generally taxable at a maximum rate of 20% in the case of non-corporate U.S. Stockholders, subject to a maximum rate of 25% for certain recapture of real estate depreciation) to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. However, corporate U.S. Stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. We may also decide to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments that may offset the U.S. Stockholders’ tax liability on proportionate income inclusion, and increase the tax basis of their shares of stock by the difference between the amount included in their long-term capital gains and the tax deemed paid with respect to their shares.

The aggregate amount of dividends that we may designate as “capital gain dividends” or “qualified dividend income” with respect to any taxable year may not exceed the dividends paid by us with respect to such year, including dividends that are paid in the following year (if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration) are treated as paid with respect to such year. A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders at the rates applicable to capital gain, provided that the shareholder has met certain holding period requirements.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a U.S. Stockholder’s current or suspended passive losses. Although U.S. Stockholders generally recognize taxable income in the year that a dividend is received, any dividend we declare in October, November or December of any year that is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by us and received by the U.S. Stockholder on December 31 of the year it was declared if paid by us during January of the following calendar year. Because we are not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of our operating or capital losses to reduce their tax liabilities.

In certain circumstances, we may have the ability to declare a large portion of a dividend in shares of our stock. In such a case, you would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock.

In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated our distributions as long-term capital gains.

We will report to our U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold. A U.S. Stockholder may be subject to backup withholding with respect to dividends paid unless such U.S. Stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A U.S. Stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the U.S. Stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any U.S. Stockholders who fail to certify their non-foreign status to us. See the section entitled “—Taxation of Non-U.S. Stockholders” below.

U.S. Stockholders that hold our common stock through certain foreign financial institutions (including investment funds) may be subject to withholding on dividends in respect of such common stock, as discussed in the section entitled “—Taxation of Non-U.S. Stockholders—FATCA Withholding” below.

Taxation of Tax-Exempt Stockholders

Our distributions to a stockholder that is a domestic tax-exempt entity should not constitute unrelated business taxable income (which we refer to as “UBTI”) unless the stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its common stock, or the common stock is otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to our stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code), may be treated as UBTI. Special rules apply to the ownership of REIT shares by Section 401(a) tax-exempt pension trusts. If we would fail to satisfy the “five or fewer” share ownership test (discussed above with respect to the share ownership tests), and if Section 401(a) tax-exempt pension trusts were treated as individuals, tax-exempt pension trusts owning more than 10% by value of our stock may be required to treat a percentage of our dividends as UBTI. This rule applies if: (i) at least one tax-exempt pension trust owns more than 25% by value of our shares, or (ii) one or more tax-exempt pension trusts (each owning more than 10% by value of our shares) hold in the aggregate more than 50% by value of our shares. The percentage treated as UBTI is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI.

Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Non-U.S. Stockholders

General. The rules governing the U.S. federal income taxation of beneficial owners of our common stock that are nonresident alien individuals, foreign corporations and other foreign investors (which we refer to collectively as, “Non-U.S. Stockholders”) are complex, and as such, only a summary of such rules is provided in this section. Non-U.S. investors should consult with their own tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our common stock.

FATCA Withholding. Sections 1471 through 1474 of the Code and subsequent guidance (which we refer to as “FATCA”) provide that certain payments to Non-U.S. Stockholders will be subject to a 30% withholding tax if the Non-U.S. Stockholder fails to provide the withholding agent with documentation sufficient to show that it is compliant with FATCA or otherwise exempt from withholding under FATCA. Generally, such documentation is provided on an executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. If a payment is subject to the 30% tax under FATCA, it will not be subject to the 30% tax described under “Taxation of Non-U.S. Stockholders,” “Distributions-In General” and “U.S. Federal Income Tax Withholding on Distributions.” Based upon proposed Treasury regulations, which may be relied upon by taxpayers until the final Treasury regulations are issued, the FATCA withholding that was to be effective on January 1, 2019 with respect to payments of the gross proceeds from the sale or other disposition of our common stock no longer applies. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our shares.

Distributions in General. Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in our shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner that domestic stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a foreign corporation that is not entitled to any treaty exemption). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares, but not below zero. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in “Sale of Shares” below.

Distributions Attributable to Sale or Exchange of Real Property. Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be required to file U.S. federal income tax returns and would be taxed at the normal capital gain rates applicable to domestic stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non- U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States; and (ii) the foreign investor does not own more than 10% of the class of stock at any time during the tax year within which the distribution is received. We expect that our common stock will continue to be regularly traded on an established securities market in the United States.

U.S. Federal Income Tax Withholding on Distributions. For U.S. federal income tax withholding purposes and subject to the discussion above under “FATCA Withholding,” we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN or IRS Form W-8BEN-E evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 21% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sales of Shares. Gain recognized by a Non-U.S. Stockholder upon a sale of shares of our common stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the United States; (ii) the Non-U.S. Stockholder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares was held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of our existence.

We cannot assure you that we will qualify as “domestically controlled.” If we were not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless our common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 10% in value of our shares of common stock. We believe that our common stock will continue to be regularly traded on an established securities market in the United States. If the gain on the sale of shares were subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain, and the purchaser of such common stock may be required to withhold 15% of the gross purchase price.

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. Under Treasury regulations, if the proceeds from a disposition of common stock paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a Non-U.S. Stockholder, and (B) information reporting will not apply if the Non-U.S. Stockholder certifies its non-U.S. status and further certifies that it has not been, and at the time the certificate is furnished reasonably expects not to be, present in the U.S. for a period aggregating 183 days or more during each calendar year to which the certification pertains. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Additional exemptions from provisions relating to ownership of interests in U.S. real estate by non-U.S. persons are applicable to “qualified shareholders” and “qualified foreign pension plans,” as further described below.

Qualified Shareholders. Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA. As with distributions, certain investors of a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder)) may be subject to FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that (i) either is (a) eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or (b) a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) of the entities described in (i) (a) or (b), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds. Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to U.S. tax as income effectively connected with a U.S. trade or business and thus will not be subject to special withholding rules under FIRPTA. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers inconsideration for services rendered (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

The tax provisions relating to qualified shareholders and qualified foreign pension funds are complex. Stockholders should consult their tax advisors with respect to the impact of those provisions on them.

Other Tax Considerations

State and Local Taxes. We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares of common stock.

Legislative Proposals. You should recognize that our and your present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect.

The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. You should consult your advisors concerning the status of legislative proposals that may pertain to the purchase, ownership and disposition of our shares of common stock.

THE IRT SPECIAL MEETING

Date, Time and Place

The IRT special meeting will be held at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103 on December 13, 2021, at 9:00 a.m. Eastern Time.

Purpose of the IRT Special Meeting

At the IRT special meeting, IRT stockholders will be asked to consider and vote upon the following matters:

•	the IRT Issuance Proposal; and

•	the IRT Adjournment Proposal, if necessary.

Recommendation of the IRT Board

The IRT Board unanimously has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of IRT and its stockholders and has unanimously approved the Merger Agreement and the IRT Issuance Proposal. For more information, see “The Mergers—IRT’s Reasons for the Mergers; Recommendations of the IRT Board.”

The IRT Board unanimously recommends that holders of IRT Common Stock vote “FOR” the IRT Issuance Proposal and “FOR” the IRT Adjournment Proposal.

IRT Record Date; Stock Entitled to Vote

Only holders of record of shares of IRT Common Stock at the close of business on September 27, 2021, the record date for the IRT special meeting, will be entitled to notice of, and to vote at, the IRT special meeting or any adjournments or postponements thereof. You may cast one vote for each share of IRT Common Stock that you owned on the record date.

On the record date, there were 105,106,712 shares of IRT Common Stock outstanding and entitled to vote at the IRT special meeting.

On the record date, approximately 0.8% of the outstanding shares of IRT Common Stock were held by IRT directors and executive officers and their affiliates. IRT currently expects that the directors and executive officers of IRT will vote their shares in favor of the IRT Issuance Proposal, although none have entered into any agreements obligating them to do so.

Quorum

Stockholders who hold a majority of the total number of shares of IRT Common Stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum at the IRT special meeting. All shares of IRT Common Stock represented at the IRT special meeting, including abstentions and broker non-votes (shares held by a broker, bank or nominee that are represented at the IRT special meeting, but with respect to which the broker, bank or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum at the IRT special meeting.

Required Vote

The IRT Issuance Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders, in person or by proxy, at the IRT special meeting, assuming a quorum is present. Approval of the IRT Adjournment Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders, in person or by proxy, at the IRT special meeting. If a quorum is not present, the chairman of the IRT special meeting may adjourn the IRT special meeting.

The approval of the IRT Issuance Proposal is a condition to the consummation of the Mergers.

Abstentions and Broker Non-Votes

If you are an IRT stockholder and fail to vote, or fail to instruct your broker, bank or nominee to vote, it will have no effect on the IRT Issuance Proposal, assuming a quorum is present, or the IRT Adjournment Proposal. If you are an IRT stockholder and abstain from voting, it will have the same effect as a vote against the IRT Issuance Proposal but it will have no effect on the IRT Adjournment Proposal. Although broker non-votes will be counted as present for purposes of determining whether a quorum is present to organize the IRT special meeting, they will not be counted as votes cast for purposes of determining whether the requisite vote to approve any such proposal has been obtained. Abstentions will be counted as present for purposes of determining whether a quorum is present to organize the IRT special meeting, and pursuant to NYSE rules they will have the same effect as a vote against for purposes of determining whether the requisite vote to approve the IRT Issuance Proposal has been obtained, but they will not be counted as votes cast for purposes of determining whether the requisite vote to approve the IRT Adjournment Proposal has been obtained.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to IRT or by voting in person at the IRT special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks or nominees who hold shares of IRT Common Stock on behalf of their customers may not give a proxy to IRT to vote those shares without specific instructions from their customers.

If you are an IRT stockholder and you do not instruct your broker, bank or nominee to vote, your broker, bank or nominee will be prohibited from voting those shares on the IRT Issuance Proposal or the IRT Adjournment Proposal, but those non-votes, if any, will be present for purposes of determining a quorum but have no effect on the IRT Issuance Proposal or the IRT Adjournment Proposal.

Voting of Proxies

A proxy card is enclosed for your use. IRT requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also authorize a proxy to vote your shares by telephone or through the Internet. Information and applicable deadlines for authorizing proxies by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of IRT Common Stock represented by it will be voted at the IRT special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of IRT Common Stock represented by the proxy are to be voted with regard to a particular proposal, the IRT Common Stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, IRT’s management has no knowledge of any business that will be presented for consideration at the IRT special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of IRT. In accordance with the IRT Bylaws (as defined below) and Maryland law, business transacted at the IRT special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the IRT special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the IRT special meeting in person.

Revocability of Proxies or Voting Instructions

If you are a holder of record of IRT Common Stock on the record date for the IRT special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the IRT special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•

you can attend the IRT special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by IRT’s Corporate Secretary at 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania 19103, no later than the beginning of the IRT special meeting. If you have authorized a proxy to vote your shares by telephone or through the Internet, you may revoke your prior telephone or Internet proxy by recording another proxy using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet proxy.

Solicitation of Proxies

IRT is soliciting proxies for the IRT special meeting and, in accordance with the Merger Agreement, the cost of proxy solicitation for the IRT special meeting will be borne by IRT. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of IRT, without additional remuneration, by personal interview, telephone, facsimile or otherwise. IRT will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. IRT has retained D.F. King & Co., Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of $11,500, plus reasonable expenses, for these services.

IRT PROPOSALS

IRT PROPOSAL 1: THE IRT ISSUANCE PROPOSAL

Pursuant to NYSE rules, stockholder approval is required prior to the issuance of shares if the number of shares to be issued in a transaction equals 20% or more of the number of shares outstanding prior to the issuance. Accordingly, IRT is requesting that holders of outstanding shares of IRT Common Stock consider and vote on a proposal to approve the issuance of additional shares of IRT Common Stock pursuant to the transactions contemplated by the Merger Agreement.

Approval of the IRT Issuance Proposal is a condition to the closing of the Mergers. If the IRT Issuance Proposal is not approved, the Mergers will not occur. For a detailed discussion of the terms and conditions of the Mergers, see “The Merger Agreement —Conditions to Completion of the Mergers.”

Required Vote

Approval of the IRT Issuance Proposal requires the affirmative vote of a majority of the votes cast by IRT stockholders, in person or by proxy at the IRT special meeting, assuming a quorum is present. The votes cast “FOR” the IRT Issuance Proposal must exceed the votes cast “AGAINST” the IRT Issuance Proposal. For purposes of this vote, an abstention will have the same effect as a vote “AGAINST” the IRT Issuance Proposal. For purposes of this vote, a failure to vote will have no effect on the IRT Issuance Proposal, provided that a quorum is otherwise present at the IRT special meeting. If a quorum is not present, the chairman of the IRT special meeting may adjourn the IRT special meeting.

The IRT Board unanimously recommends that IRT stockholders vote “FOR” the approval of the IRT Issuance Proposal.

IRT PROPOSAL 2: THE IRT ADJOURNMENT PROPOSAL

IRT stockholders are being asked to approve the adjournment of the IRT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the IRT Issuance Proposal, if there are insufficient votes at the time of such adjournment to approve the IRT Issuance Proposal, as discussed below.

If, at the IRT special meeting, the number of shares of IRT Common Stock present or represented and voting in favor of the IRT Issuance Proposal is insufficient to approve the IRT Issuance Proposal, IRT may move to adjourn the IRT special meeting in order to enable the IRT Board to solicit additional proxies for approval of the IRT Issuance Proposal.

IRT is asking its stockholders to authorize the holder of any proxy solicited by the IRT Board to vote to grant discretionary authority to the proxy holders, and each of them individually, to vote in favor of the adjournment of the IRT special meeting to another time and place, for the purpose of soliciting additional proxies. If the IRT stockholders approve this proposal, IRT could adjourn the IRT special meeting and any adjourned session of the IRT special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from IRT stockholders who have previously voted.

Required Vote

Approval of the IRT Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of IRT Common Stock, in person or by proxy, at the IRT special meeting. The votes cast “FOR” the IRT Adjournment Proposal must exceed the votes cast “AGAINST” the IRT Adjournment Proposal. For purposes of this vote, an abstention or a failure to vote will have no effect on the IRT Adjournment Proposal. If a quorum is not present, the chairman of the IRT special meeting may adjourn the IRT special meeting.

The IRT Board unanimously recommends that IRT stockholders vote “FOR” the IRT Adjournment Proposal.

THE STAR SPECIAL MEETING

Date, Time and Place

The STAR special meeting will be held virtually via live webcast at www.proxydocs.com/STAR on December 13, 2021, at 11:00 a.m. Pacific Time.

Due to the ongoing coronavirus (COVID-19) pandemic and in order to protect the health and safety of STAR’s employees, stockholders and the greater community, the STAR special meeting will be held in a virtual-only format conducted via live audio webcast. To access the STAR special meeting, visit www.proxydocs.com/STAR and enter the unique 16-digit control number included on your voting instruction form or proxy card. STAR stockholders will be able to vote electronically during the STAR special meeting.

STAR has retained Mediant Communications Inc. (“Mediant”) to host the live webcast of the STAR special meeting. You may call the technical support number that will be available 30 minutes before the STAR special meeting begins at (844) 391-3598 if you encounter any technical difficulty logging-in or otherwise accessing the STAR special meeting.

Purpose of the STAR Special Meeting

At the STAR special meeting, STAR stockholders will be asked to consider and vote upon the following matters:

1.    the STAR Merger Proposal;

2.    the STAR Compensation Proposal; and

3.    the STAR Adjournment Proposal.

Recommendation of the STAR Board of Directors

Based on the unanimous recommendation of the STAR Board of the proposals set forth in clauses (1), (2) and (3) above, the STAR Board unanimously recommends that the STAR stockholders vote (i) FOR the STAR Merger Proposal, (ii) FOR the STAR Compensation Proposal and (iii) FOR the STAR Adjournment Proposal.

STAR Record Date; Stock Entitled to Vote

Only holders of record of STAR Common Stock at the close of business on September 27, 2021, the record date for the STAR special meeting, will be entitled to notice of, and to vote at, the STAR special meeting or any adjournments or postponements thereof. Each share of STAR Common Stock is entitled to cast one vote on all matters that come before the STAR special meeting.

On the record date, there were 110,188,806 shares of STAR Common Stock outstanding and entitled to vote at the STAR special meeting.

On the record date, approximately 0.9% of the outstanding shares of STAR Common Stock were held by STAR directors and executive officers and their respective affiliates. STAR currently expects that the directors and executive officers of STAR will vote their shares in favor of the proposal to approve the Company Merger and the STAR Compensation Proposal, although none have entered into any agreements obligating them to do so.

Quorum

Stockholders who hold 50% of the total number of shares of STAR Common Stock issued and outstanding on the record date must be present in person (virtually) or represented by proxy to constitute a quorum at the STAR special meeting. All shares of STAR Common Stock represented at the STAR special meeting, including abstentions and broker non-votes (shares held by a broker, bank or nominee that are represented at the special meeting, but with respect to which the broker, bank or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum at the STAR special meeting.

Required Vote

Approval of the STAR Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of STAR Common Stock. The approval of the STAR Compensation Proposal and the STAR Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock, in person (virtually) or by proxy, at the STAR special meeting, assuming a quorum is present with respect to the STAR Compensation Proposal; however, the vote on the STAR Compensation Proposal is nonbinding and advisory only.

The approval of the STAR Merger Proposal is a condition to the consummation of the Company Merger.

Abstentions and Broker Non-Votes

If you are a STAR stockholder and fail to vote, fail to instruct your broker, bank or nominee to vote, or abstain from voting, it will have the same effect as a vote against the STAR Merger Proposal but will have no effect on the STAR Compensation Proposal, assuming a quorum is present, or the STAR Adjournment Proposal. Although abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether a quorum is present to organize the STAR special meeting, they will not be counted as votes cast for purposes of determining whether the requisite vote to approve any of such proposals has been obtained.

Virtually Attending the STAR Special Meeting

If you wish to virtually attend the STAR special meeting via the STAR special meeting website, you must (i) be a STAR stockholder of record at the close of business on September 27, 2021, (ii) hold your shares of STAR Common Stock beneficially in the name of a broker, bank or other nominee as of the STAR record date or (iii) hold a valid proxy for the STAR special meeting.

To access the STAR special meeting, visit www.proxydocs.com/STAR and enter the unique 16-digit control number included on your voting instruction form or proxy card. Whether you hold shares of STAR Common Stock directly in your name as the holder of record or in the name of a broker, bank or nominee, you may virtually vote your shares at the STAR special meeting.

If you plan to virtually attend and vote at the STAR special meeting via the STAR special meeting website, STAR still encourages you to submit your voting instructions in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the STAR special meeting via the STAR special meeting website. Submitting your proxy by the Internet, telephone or mail will not limit your right to virtually attend and vote at the STAR special meeting via the STAR special meeting website if you later decide to do so.

Shares Held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you may vote virtually at the STAR special meeting by using the 16-digit control number included on your proxy card or voting instruction form, or provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to STAR unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers, banks and nominees who hold shares of STAR Common Stock on behalf of their customers may not give a proxy to STAR to vote those shares without specific instructions from their customers.

If STAR stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of STAR Common Stock, their shares of STAR Common Stock held by brokers and other nominees will NOT be voted and may NOT be present for purposes of determining a quorum.

Voting of Proxies

A proxy card is enclosed for your use. STAR requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also authorize a proxy to vote your shares by telephone or through the Internet. Information and applicable deadlines for authorizing a proxy by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of STAR Common Stock represented by it will be voted at the STAR special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of STAR Common Stock represented by the proxy are to be voted with regard to a particular proposal, the shares of STAR Common Stock represented by the proxy will be voted in favor of each such proposal, as applicable. As of the date hereof, the management of STAR has no knowledge of any business that will be presented for consideration at the STAR special meeting and which would be required to be set forth in this joint proxy statement/prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders of STAR. In accordance with the bylaws of STAR, as amended (which we refer to as the “STAR Bylaws”), and the MGCL, business transacted at the STAR special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the STAR special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. Whether or not you expect to attend the STAR special meeting, STAR urges you to authorize a proxy to vote your shares as promptly as possible by: (1) accessing the Internet at www.proxydocs.com/STAR; (2) calling (844) 391-3598; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the STAR special meeting.

Revocability of Proxies or Voting Instructions

If you are a STAR stockholder on the record date for the STAR special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the STAR special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	you can attend the STAR special meeting and vote virtually, which will automatically cancel any proxy previously given.

Attending the STAR special meeting without voting will not, by itself, revoke your proxy. If your shares of STAR Common Stock are held by a bank, broker or nominee, you should follow the instructions provided by the bank, broker or nominee.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by the secretary of STAR at 18100 Von Karman Avenue, Suite 200, Irvine, California 92612, no later than one day prior to the STAR special meeting. If you have authorized a proxy to vote your shares by telephone or through the Internet, you may revoke your prior telephone or Internet proxy by authorizing a different proxy using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Delivery and Householding of Proxy Materials

STAR may give a single notice of the STAR special meeting to all STAR stockholders who share an address, which single notice shall be effective as to any STAR stockholder at such address, unless such STAR stockholder has objected to receiving the single notice or has revoked a prior consent to receiving such single notice. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

If, at any time, a STAR stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, such STAR stockholder should so notify STAR by directing written notice to Mediant.

Solicitation of Proxies

In accordance with the Merger Agreement, the cost of proxy solicitation for the STAR special meeting will be borne by STAR. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of STAR, without additional remuneration, by personal interview, telephone, facsimile or otherwise. STAR will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. STAR has retained Mediant to assist in its solicitation of proxies and has agreed to pay them a fee of $474,553 to solicit and distribute proxies, which includes estimated postage and other out-of-pocket expenses of Mediant, plus other fees and expenses for other services related to this proxy solicitation, including, but not limited to, the review of proxy materials. STAR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to STAR’s stockholders.

Rights of Dissenting Stockholders

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL will be available to holders of shares of STAR Common Stock with respect to the STAR Merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the STAR special meeting, please call STAR’s proxy solicitor, Mediant.

STAR PROPOSALS

STAR PROPOSAL 1: THE STAR MERGER PROPOSAL

STAR is asking its stockholders to approve the Company Merger, on the terms and subject to the conditions of the Merger Agreement. For a detailed discussion of the terms of the Merger Agreement, see the section entitled “The Merger Agreement.” As discussed in the section entitled “The Mergers—STAR’s Reasons for the Mergers; Recommendations of the STAR Board,” after careful consideration, the STAR Board, by a unanimous vote of all directors, approved the Merger Agreement and transactions contemplated thereby, including the Company Merger, and declared the Merger Agreement and the transactions contemplated thereby, including the Company Merger, to be advisable and in the best interest of STAR and its stockholders.

Approval of the STAR Merger Proposal is a condition to the closing of the Company Merger. If the STAR Merger Proposal is not approved, the Company Merger will not occur. For a detailed discussion of the terms and conditions of the Company Merger, see the section entitled “The Merger Agreement—Conditions to Completion of the Mergers.”

Required Vote

Approval of the STAR Merger Proposal requires the affirmative vote of holders of a majority of the outstanding shares of STAR Common Stock. For purposes of this vote, an abstention, broker non-vote or failure to vote will have the same effect as a vote “AGAINST” the STAR Merger Proposal.

The STAR Board unanimously recommends that STAR stockholders vote “FOR” the STAR Merger Proposal.

STAR PROPOSAL 2: THE STAR COMPENSATION PROPOSAL

Under Item 402(t) of Regulation S-K and Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, STAR is required to submit a proposal to its stockholders for an advisory (non-binding) vote to approve certain compensation that may become payable to STAR’s named executive officers in connection with the consummation of the Company Merger as discussed in the section entitled “The Mergers—Interests of STAR Directors and Executive Officers in the Mergers,” including the footnotes to the table and the associated narrative discussion.

The STAR Board unanimously recommends that STAR stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Steadfast Apartment REIT, Inc. in connection with the Company Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Mergers—Interests of STAR Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to STAR’s Named Executive Officers in Connection with the Company Merger” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

Required Vote

The vote on the STAR Compensation Proposal is a vote separate and apart from the vote on the STAR Merger Proposal and approval of the STAR Compensation Proposal is not a condition to consummation of the Company Merger. Accordingly, you may vote to approve the STAR Merger Proposal and vote not to approve the STAR Compensation Proposal and vice versa. Because the vote on the STAR Compensation Proposal is advisory only, it will not be binding on STAR or IRT. Accordingly, if the Company Merger is approved and completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the STAR Compensation Proposal.

The approval of the STAR Compensation Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock, assuming a quorum is present; however, such vote is non-binding and advisory only.

The STAR Board unanimously recommends that STAR stockholders vote “FOR” the STAR Compensation Proposal.

STAR PROPOSAL 3: THE STAR ADJOURNMENT PROPOSAL

STAR is requesting that STAR stockholders approve one or more adjournments of the STAR special meeting to another date, time or place, solely for the purpose of and for the times reasonably necessary for further solicitation of proxies or to obtain additional votes in favor of the approval of the STAR Merger Proposal, if necessary or appropriate.

Approval of this proposal requires the affirmative vote of a majority of all votes cast at the STAR special meeting.

If, at the STAR special meeting, the number of shares of STAR Common Stock present in person (virtually) or represented by proxy and voting in favor of the approval of the STAR Merger Proposal is insufficient to approve the proposal, STAR intends to move to adjourn the STAR special meeting in order to enable the STAR Board to solicit additional proxies for approval of the STAR Merger Proposal.

STAR retains full authority to the extent it is set forth in its bylaws and Maryland law to adjourn the STAR special meeting, or to postpone the STAR special meeting before it is convened, without the approval of any stockholder.

Required Vote

Approval of the STAR Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of STAR Common Stock, in person (virtually) or by proxy, at the STAR special meeting. If a quorum is not present, the chairman of the STAR special meeting may adjourn the STAR special meeting to another place, date or time announced at the STAR special meeting (subject to certain restrictions in the Merger Agreement, including that the STAR special meeting generally may not be held, without IRT’s consent, on a date that is more than 30 days after the date on which the STAR special meeting was originally scheduled).

The STAR Board unanimously recommends that STAR stockholders vote “FOR” the STAR Adjournment Proposal.

SELECTED HISTORICAL FINANCIAL INFORMATION OF IRT AND STAR

Selected Historical Financial Information of IRT

The table below sets forth IRT’s selected historical consolidated financial data as of December 31, 2020 and 2019 and for each of the fiscal years ended December 31, 2020 and 2019 (except for the information under Other Data) and have been derived from IRT’s audited consolidated financial statements and should be read together with those audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IRT’s Annual Report on Form 10-K for IRT’s fiscal year ended December 31, 2020, which is incorporated by reference in this joint proxy statement/prospectus.

The table below also sets forth IRT’s selected historical consolidated financial data as of June 30, 2021 and for the six month periods ended June 30, 2021 and June 30, 2020, and (except for the information under Other Data, other than the common shares outstanding at period end) has been derived from IRT’s unaudited condensed consolidated financial statements and should be read together with those unaudited condensed consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IRT’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which is incorporated by reference in this joint proxy statement/prospectus. IRT’s historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,		For the Six-Month Periods Ended June 30,
(Dollars in thousands, except share and per share data)	2020	2019	2021 (unaudited)	2020 (unaudited)
Operating Data:
Total Revenue	$211,906	$203,223	$112,566	$103,618
Property operating expenses	82,978	79,568	43,136	40,711
Total expenses	168,095	152,854	91,112	84,494
Interest expense	36,488	39,226	16,944	18,699
Net income	14,877	46,354	4,500	425
Net income allocable to common shares	14,768	45,896	4,472	417
Earnings per share:
Basic	$0.16	$0.51	$0.04	$0.00
Diluted	$0.16	$0.51	$0.04	$0.00

Other Data:
Property portfolio occupancy at period end	95.3%	92.5%	95.6%	93.5%
Common shares outstanding at period end	101,803,762	91,070,637	105,110,031	94,741,146
Limited partnership units outstanding at period end (1)	674,517	871,491	552,360	789,134
Cash distributions declared per common share/unit	$0.5400	$0.7200	$0.24	$0.3000

Balance Sheet Data (as of period end)
Investments in real estate, net	$1,708,152	$1,637,930	$1,803,375	$1,676,424
Total assets	1,734,897	1,664,106	1,874,375	1,708,912
Total indebtedness, net	945,686	985,572	1,056,463	1,008,911
Total liabilities	1,022,126	1,044,349	1,127,092	1,092,526
Total equity	712,771	619,757	747,283	616,386

(1)	Held by persons other than IRT and its subsidiaries.

Selected Historical Financial Information of STAR

The table below sets forth a summary of STAR’s selected historical consolidated financial data as of December 31, 2020 and 2019 and for each of the fiscal years ended December 31, 2020 and 2019 (except for the information under “Other Data”) and have been derived from STAR’s audited consolidated financial statements and should be read together with those audited consolidated financial statements and related notes and STAR’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are included in STAR’s Annual Report on Form 10-K, a copy of which is attached to this joint proxy statement/prospectus as Annex E.

The table below also sets forth a summary of STAR’s summary consolidated financial data as of June 30, 2021 and for the six month periods ended June 30, 2021 and June 30, 2020, and (except for the information under Other Data, except the common shares outstanding at period end) has been derived from STAR’s unaudited condensed consolidated financial statements and should be read together with those unaudited condensed consolidated financial statements and related notes and STAR’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are included in STAR’s Quarterly Report on Form 10-Q, a copy of which is attached to this joint proxy statement/prospectus as Annex F. STAR’s historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,		For the Six-Month Periods Ended June 30,
(Dollars in thousands, except share and per share data)	2020	2019	2021 (unaudited)	2020 (unaudited)
Operating Data:
Total Revenue	$300,101	$173,536	$168,782	$134,010
Property operating expenses	123,415	68,626	70,543	54,627
Total expenses	354,236	175,710	160,766	171,539
Interest expense	75,171	49,274	39,895	34,106
Net income (loss)	(115,528)	(38,524)	(28,510)	(62,905)
Net income (loss) allocable to common shares	(114,090)	(38,524)	(27,069)	(62,742)
Earnings (loss) per share:
Basic	$(1.15)	$(0.74)	$(0.25)	$(0.71)
Diluted	$(1.15)	$(0.74)	$(0.25)	$(0.71)

Other Data:
Property portfolio occupancy at period end	95.4%	94.6%	96.2%	94.6%
Common shares outstanding at period end	110,070,572	52,607,695	110,228,140	110,070,572
Limited partnership units outstanding at period end	7,104,399	—	7,104,399	948,785
Cash distributions declared per common share/unit	$0.90	$0.900	$0.292	$0.448

Balance Sheet Data (as of period end)
Investments in real estate, net	$2,823,742	$1,243,518	$2,868,194	$2,912,051
Total assets	3,301,739	1,426,957	3,246,366	3,338,276
Total indebtedness, net	2,129,246	1,108,559	2,133,882	2,177,052
Total liabilities	2,220,114	1,150,941	2,224,063	2,253,029
Total equity	1,081,625	274,814	1,022,008	1,085,247

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020. The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X in order to give effect to the Mergers and the IRT Common Stock Sale (as defined below) and the assumptions and adjustments described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements.

Introduction

On July 26, 2021, IRT, IRT OP, and IRT Merger Sub, entered into the Merger Agreement with STAR and STAR OP. References below to “Combined Company” are to IRT and its consolidated subsidiaries, including STAR and STAR OP after consummation of the Mergers.

On the terms, and subject to the conditions of, the Merger Agreement, the Company Merger will be consummated and immediately thereafter, the Partnership Merger will be consummated.

In the Company Merger, each outstanding share of STAR Common Stock, other than certain shares set forth in the Merger Agreement, will be automatically converted into the right to newly issued shares of IRT Common Stock equal to the Exchange Ratio. In the Partnership Merger, each outstanding STAR OP Unit will be automatically converted into the right to receive the Exchange Ratio of a newly issued IRT OP Common Unit. Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IRT Common Unit tendered for redemption.

Immediately following the Mergers, and assuming issuance by IRT of 16,100,000 shares of IRT Common Stock in full physical settlement of the Forward Sale Agreements described in Note 7 (Equity Offering Adjustments) below prior to consummation of the Mergers (such issuance, the “IRT Common Stock Sale”), the continuing IRT stockholders and continuing IRT OP common unitholders will collectively hold approximately 53% of the sum of the issued and outstanding shares of IRT Common Stock and IROP Common Units, and former STAR stockholders and former holders of STAR OP Units will hold approximately 47%.

Consummation of the Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and STAR stockholder approval, and is expected to occur in the fourth quarter of 2021.

Pro Forma Information

The following unaudited pro forma condensed combined financial statements have been prepared by applying the acquisition method of accounting, with IRT treated as the acquiror. In applying the acquisition method of accounting specified by GAAP it is necessary to identify the accounting acquiror, which may be different from the legal acquiror. Factors considered in identifying an accounting acquiror include, but are not limited to, the relative size of the merging companies, the relative voting interests of the respective stockholders after consummation of a merger and the composition of senior management and the board of directors after consummation of a merger. After consideration of all applicable factors pursuant to GAAP, IRT has been identified as the accounting acquiror of STAR. Accordingly, the total merger consideration (referred to herein as purchase price) will be allocated to the estimated fair market values of STAR’s assets to be acquired and liabilities to be assumed in the Mergers, with the excess purchase price, if any, allocated to goodwill.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of IRT and the historical consolidated financial statements of STAR as adjusted to give effect to the Mergers and the IRT Common Stock Sale. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the Mergers and the IRT Common Stock Sale as if they had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Mergers and the IRT Common Stock Sale as if they had occurred on January 1, 2020.

The following unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and are based on assumptions and estimates considered appropriate by IRT’s management. The unaudited pro forma adjustments represent IRT management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and additional analyses are performed. However, IRT’s management believes that the adjustments to the historical financial statements of IRT and STAR are (i) directly attributable to the Mergers and the IRT Common Stock Sale, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results; and IRT’s management believes that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what IRT’s financial condition or results of operations actually would have been if the Mergers and the IRT Common Stock Sale had been consummated as of the dates indicated, nor do they purport to represent IRT’s financial position or results of operations for future periods.

The following unaudited pro forma condensed combined financial statements do not reflect any adjustments not otherwise described herein, including adjustments associated with: (1) IRT or STAR real estate acquisitions and dispositions that have closed or may close after June 30, 2021 (including assets identified as held for sale as of June 30, 2021) or the related financing or debt repayments in connection with those acquisitions or dispositions, (2) potential synergies that may be achieved following the Mergers, including potential overall savings in general and administrative expense, or any strategies that IRT’s management may consider in order to continue to efficiently manage IRT’s operations, (3) any integration costs that may be incurred following the consummation of the Mergers, and (4) any integration and other costs which may be necessary to achieve the potential synergies, since the extent of such costs are not reasonably certain. However, such costs could affect the combined results following consummation of the Mergers in the period the costs are incurred or recorded.

As of June 30, 2021 (Dollars in thousands)

	IRT Historical	STAR Historical	Reclassifications	STAR Historical, as reclassified	Merger Transaction Adjustments			Equity Offering Adjustments	Consolidated Pro Forma
			NOTE 3					NOTE 7
ASSETS:
Investments in real estate at cost	$2,035,988	$3,329,929	$(1,683)	$3,328,246	$865,837	(A	)	—	$6,230,072
Accumulated depreciation	(231,866)	(461,735)	98	(461,637)	461,637	(B	)	—	(231,866)
Investments in real estate, net	1,804,122	2,868,194	(1,585)	2,866,609	1,327,475			—	5,998,206
Real estate held for sale	27,910	—	—	—	—			—	27,910
Real estate held for development	—	30,289	—	30,289	—			—	30,289
Cash and cash equivalents	7,566	160,950	—	160,950	—			—	168,516
Restricted cash	6,441	28,399	—	28,399	—			—	34,840
Investments in unconsolidated real estate entities	10,205	—	—	—	—			—	10,205
Other assets	17,311	33,313	—	33,313	—			—	50,624
Derivative assets	853	—	—	—	—			—	853
Goodwill and intangible assets, net	714	125,220	1,585	126,805	(84,441)	(C	)	—	43,078

Total Assets	$1,875,122	$3,246,365	$—	$3,246,365	$1,243,034			$—	$6,364,521

LIABILITIES AND EQUITY:
Indebtedness	$1,036,841	$2,133,882	$—	$2,133,882	$117,915	(D	)	$(272,344)	$3,016,294
Indebtedness associated with real estate held for sale	19,622	—	—	—	—			—	19,622
Accounts payable and accrued expenses	30,530	85,118	(17,036)	68,082	39,710	(E	)	—	138,322
Accrued interest payable	1,909	—	6,586	6,586	—				8,495
Dividends payable	12,648	5,063	—	5,063	—			—	17,711
Derivative liabilities	19,386	—	—	—	—			—	19,386
Other liabilities	6,903	—	10,450	10,450	—			—	17,353

Total Liabilities	1,127,839	2,224,063	—	2,224,063	157,625			(272,344)	3,237,183

Redeemable common stock	—	295	—	295	(295)	(F	)	—	—
Equity:
Stockholders’ Equity:
Preferred stock, $0.01 par value	—	—	—	—	—			—	—
Common stock, $0.01 par value	1,051	1,102	—	1,102	(105)	(F	)	161	2,209
Additional paid-in capital	963,754	1,607,145	—	1,607,145	409,211	(F	)	272,183	3,252,293
Accumulated other comprehensive income (loss)	(22,011)	—	—	—	—			—	(22,011)
Retained earnings (accumulated deficit)	(199,350)	(687,045)	—	(687,045)	647,335	(F (E	) )	—	(239,060)
Total stockholders’ equity	743,444	921,202	—	921,202	1,056,441			272,344	2,993,431
Non-controlling interests	3,839	100,805	—	100,805	29,263	(G	)	—	133,907

Total Equity	747,283	1,022,007	—	1,022,007	1,085,705			272,344	3,127,339

Total Liabilities and equity	$1,875,122	$3,246,365	$—	$3,246,365	$1,243,034			$—	$6,364,521

For the six months ended June 30, 2021
(Dollars in thousands, except share or per share amounts)	IRT Historical	STAR Historical	Reclassifications	STAR Historical, as reclassified	Merger Transaction Adjustments			Equity Offering Adjustments			Consolidated Pro Forma
			NOTE 3					NOTE 7
REVENUE:
Rental and other property income	$112,097	$167,300	$—	$167,300	$—			$—			$279,397
Other revenue	459	1,482	3,029	4,511	—			—			4,970

Total revenue	112,556	168,782	3,029	171,811	—			—			284,367
EXPENSES:
Property operating expenses	43,136	70,543	453	70,996	—			—			114,132
Property management expenses	4,119	—	8,372	8,372	—			—			12,491
General & administrative expenses	10,183	23,062	(8,825)	14,237	—			—			24,420
Depreciation and amortization	33,315	67,152	—	67,152	(20,022)	(H	)	—			80,455
Other expenses	359	(126)	—	(126)	—			—			233

Total expenses	91,112	160,631	—	160,631	(20,022)			—			231,721

Interest expense	(16,944)	(39,895)	—	(39,895)	7,497	(I	)	4,766			(44,576)
Interest income	—	203	—	203	—			—			203
Fees and other income from affiliates	—	3,029	(3,029)	—	—			—			—

Net income (loss)	4,500	(28,512)	—	(28,512)	27,518			4,766			8,273
(Income) loss allocated to non-controlling interests	(28)	1,442	—	1,442	(907)	(J	)	(157)	(J	)	350

Net Income (loss) allocable to common shares	$4,472	$(27,070)	$—	$(27,070)	$26,611			$4,609			$8,622

Earnings Per Share:
Basic	$0.04	$(0.25)		$(0.25)							$0.04

Diluted	$0.04	$(0.25)		$(0.25)							$0.04

Weighted-Average Shares:
Basic	101,847,876	109,896,333		109,896,333	(10,440,152)	(K	)	16,100,000			217,404,057

Diluted	102,822,099	109,896,333		109,896,333	(10,440,152)	(K	)	16,100,000			218,378,280

For the year ended December 31, 2020
(Dollars in thousands, except share or per share amounts)	IRT Historical	STAR Historical	Reclassifications	Pro Forma Adjustments	STAR Historical, as reclassified & adjusted	Merger Transaction Adjustments			Equity Offering Adjustments			Consolidated Pro Forma
			NOTE 3	NOTE 4					NOTE 7
REVENUE:
Rental and other property income	$211,167	$297,566	$—	$26,375	$323,941	$—			$—			$535,108
Other revenue	739	2,535	1,797	337	4,669	—			—			5,408

Total revenue	211,906	300,101	1,797	26,712	328,610	—			—			540,516
EXPENSES:
Property operating expenses	82,978	123,415	614	10,698	134,727	—			—			217,705
Property management expenses	8,494	—	15,288	—	15,288	—			—			23,782
General & administrative expenses	15,095	32,025	(15,902)	14,673	30,796	—			—			45,891
Fees to affiliates	—	30,777	—	(30,777)	—	—			—			—
Depreciation and amortization	60,687	162,979	—	10,448	173,427	(36,802)	(H	)	—			197,312
Other expenses	841	(38)	—		(38)	—			—			803

Total expenses	168,095	349,158	—	5,041	354,199	(36,802)			—			485,493

Interest expense	(36,488)	(75,171)		(5,657)	(80,828)	14,994	(I	)	9,532			(92,790)
Interest and other income	—	679	—	307	986	—			—			986
Equity in loss from unconsolidated joint venture	—	(3,020)	—	(115)	(3,135)	—			—			(3,135)
Fees and other income from affiliates	—	1,797	(1,797)	—	—				—			—
Loss on debt extinguishment	—	(191)	—	—	(191)	—			—			(191)
Gain on sale (loss on impairment) of real estate assets, net	7,554	9,436	—	—	9,436	—			—			16,990

Net income (loss)	14,877	(115,527)	—	16,205	(99,322)	51,796			9,532			(23,117)
(Income) loss allocated to non-controlling interests	(109)	1,438	—	(875)	563	(1,707)	(J	)	(314)	(J	)	(1,567)

Net Income (loss) allocable to common shares	$14,768	$(114,089)	$—	$15,330	$(98,759)	$50,089			$9,218			$(24,685)

Earnings Per Share:
Basic	$0.16	$(1.15)			$(0.99)							$(0.12)

Diluted	$0.16	$(1.15)			$(0.99)							$(0.12)

Weighted-Average Shares:
Basic	93,660,086	99,264,851			99,264,851	(9,430,161)	(K	)	16,100,000			199,594,776

Diluted	94,688,440	99,264,851			99,264,851	(9,430,161)	(K	)	16,100,000			200,623,130

NOTE 1: Basis of Presentation

The IRT and STAR historical financial information has been derived from, in the case of IRT, its consolidated financial statements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and Annual Report on Form 10-K for the year ended December 31, 2020, and, in the case of STAR, its consolidated financial statements included as Exhibits 99.1 and 99.2 to one of IRT’s Current Reports on Form 8-K filed with the SEC on July 26, 2021. Certain of STAR’s historical amounts have been reclassified to conform to IRT’s financial statement presentation, as discussed further in Note 3. The unaudited pro forma condensed combined financial statements should be read in conjunction with IRT’s and STAR’s historical consolidated financial statements and the notes thereto. The unaudited pro forma condensed combined balance sheet gives effect to the Mergers and the IRT Common Stock Sale as if they had been completed on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give effect to the Mergers and the IRT Common Stock Sale as if they had occurred on January 1, 2020.

The historical financial statements of IRT and STAR have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the Mergers under GAAP, as described in Note 5, “Merger Adjustments” and the IRT Common Stock Sale under GAAP, as described in Note 7, “Equity Offering Adjustments.” The unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with IRT as the acquiror of STAR. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated purchase consideration has been allocated to the assets acquired and liabilities assumed of IRT based upon IRT management’s preliminary estimate of their fair values as of June 30, 2021. The allocations of the purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities, which cannot be made prior to the consummation of the Mergers and which is anticipated to occur during the fourth quarter of 2021, will be based on the actual valuations of the tangible and intangible assets and liabilities that exist as of the date of consummation of the Mergers. The completion of the final valuations, the allocations of the purchase price, the impact of ongoing integration activities, the timing of consummation of the Mergers and other changes in tangible and intangible assets and liabilities that occur prior to consummation of the Mergers could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements and related notes herein present unaudited pro forma condensed combined financial condition and results of operations of IRT, after giving pro forma effect to (i) the Mergers, which include the issuance of shares of IRT Common Stock to STAR stockholders at the Exchange Ratio and the issuance of IRT OP Units to holders STAR OP Units at the Exchange Ratio and the assumption of STAR’s outstanding debt and (ii) and the IRT Common Stock Sale and application of net proceeds therefrom to repay debt.

The Mergers and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements. In the opinion of IRT’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the overall financial position or results of operations of the combined company that would have occurred if the Mergers and the IRT Common Stock Sale had been completed on the dates indicated, nor are they indicative of the overall financial position or results of operations that may be expected for any future period or date. In addition, future results may vary significantly from those reflected in the unaudited pro forma condensed combined financial statements due to factors discussed in the IRT Form 10-Q filed on July 26, 2021.

NOTE 2: Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in IRT’s audited consolidated financial statements as of and for the year ended December 31, 2020 and IRT’s unaudited consolidated financial statements as of and for the six months ended June 30, 2021. IRT’s management has determined that there were no significant accounting policy differences between IRT and STAR and, therefore, no adjustments are necessary to conform STAR’s financial statements to the accounting policies used by IRT in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment is performed and finalized for purchase accounting.

As part of the application of ASC 805, IRT will conduct a more detailed review of STAR’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of STAR’s results of operations or reclassification or adjustment of assets or liabilities to conform to IRT’s accounting policies and classifications. Therefore, IRT may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. In certain cases, the information necessary to evaluate the differences in accounting policies and the impacts thereof may not be available until after consummation of the Mergers.

NOTE 3: Reclassification Adjustments

The STAR historical financial statement line items or portions of line items have been reclassified as indicated in the “Reclassifications” column to conform to IRT presentation of these unaudited pro forma condensed combined financial statements. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity, or net income allocable to common shares of STAR.

NOTE 4: Pro Forma Adjustments to STAR’s 2020 Statement of Operations

STAR’s 2020 historical statement of operations has been adjusted to reflect the following transactions that impacted STAR’s 2020 statement of operations.

REIT Mergers

On March 6, 2020, two affiliated REITs merged with and into STAR (the “STAR REIT Mergers”), with STAR remaining as the surviving entity. Through the STAR REIT mergers, STAR acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes. The Pro Forma Adjustments made with respect to this transaction include increasing STAR’s historical 2020 revenues, operating expenses, depreciation and amortization, and interest expense as if the properties acquired on March 6, 2020 as part of the STAR REIT Mergers had been owned by STAR as of January 1, 2020.

Internalization Transaction

On August 31, 2020, STAR and related entities entered into a series of transactions and agreements, which resulted in the internalization of STAR’s external management functions (the “Internalization Transaction”). Prior to the closing of the Internalization Transaction, STAR had been externally managed and had therefore, incurred property management, asset management, and other fees and reimbursements. The Pro Forma Adjustments made with respect to this transaction include eliminating all external management fees included within the caption “Fees to affiliates” and increasing general and administrative expenses for the internal costs STAR would have incurred if the Internalization Transaction had occurred as of January 1, 2020.

In addition, any one-time costs associated with the two transactions above have been deducted from historical general and administrative expenses. These pro forma adjustments to STAR’s 2020 statement of operations are intended to align with how STAR’s business currently operates and how it is expected to continue to operate as part of the combined company.

NOTE 5: Preliminary Purchase Price Allocation

Estimated Preliminary Purchase Price

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to STAR’s identifiable net assets acquired. The preliminary allocation of purchase consideration in these unaudited pro forma condensed combined financial statements is based upon an estimated preliminary purchase price of approximately $4.4 billion with $2.1 billion of consideration transferred. The calculation of the estimated preliminary purchase price related to the Mergers is as follows (in thousands, except share and per share data):

Amount
Estimated shares of STAR Common stock and STAR OP units to be exchanged (a)	117,293,205
Exchange Ratio	0.905

Estimated shares of IRT Common Stock and IROP Common Units to be issued	106,150,351
Closing stock price of IRT on September 20, 2021	20.23

Estimated fair value of IRT Common Stock and IRT OP units to be issued to former holders of STAR Common Stock and STAR OP Units (b) -- Consideration transferred	$2,147,422
Preliminary fair value of STAR mortgages payable and notes payable assumed by IRT	2,251,797

Total estimated preliminary purchase price	$4,399,219

(a)    Includes 110,188,806 shares of STAR Common Stock outstanding as of September 20, 2021 and 7,104,399 STAR OP Units outstanding as of September 20, 2021. Under the Merger Agreement, these shares and units are to be automatically converted into the right to receive shares of IRT Common Stock and IROP Common Units, as applicable, at the Exchange Ratio.

(b)    The estimated fair value of the shares of IRT Common Stock and IROP Common Units to be issued to holders of STAR Common Stock and STAR OP Units, respectively, in the Mergers is based upon the per share closing price of IRT’s Common Stock on September 20, 2021, the most recent date practicable in the preparation of these unaudited pro forma condensed combined financial statements, which was $20.23, multiplied by the estimated number of shares of IRT Common Stock and IROP Common Units to be issued.

The actual value of the shares of IRT Common Stock and IROP Common Units to be issued in the Mergers will depend on the market price of shares of IRT Common Stock at the closing date of the Mergers, and therefore, the actual purchase price will fluctuate with the market price of shares of IRT Common Stock until the Mergers are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements. A 10% difference in the market price of shares of IRT Common Stock would change the purchase price by approximately $215 million, which would be recorded as an adjustment to the fair value of the net assets acquired, including goodwill as applicable.

The outstanding number of shares of STAR Common Stock and the outstanding number of STAR OP Units may change prior to the consummation of the Mergers due to transactions in the ordinary course of business, including unknown changes in vesting of outstanding STAR equity-based awards and any grants of new STAR equity-based awards. These changes are not expected to have a material impact on the unaudited pro forma condensed combined financial statements.

Preliminary Purchase Price Allocation

The preliminary purchase price allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial statements. The following table provides a summary of the preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on IRT management’s preliminary estimate of their respective fair values as of June 30, 2021 (in thousands):

Fair Value
Assets:
Real estate held for investment	$4,236,448
Real estate held for development	30,289
Cash and cash equivalents	160,950
Restricted cash	28,399
Other assets	33,313

Total assets acquired	4,489,399
Liabilities:
Preliminary fair value estimate of STAR debt assumed	2,251,797
Accounts payable and accrued expenses	85,118
Dividend payable	5,063

Total liabilities assumed	2,341,978

Estimated preliminary fair value of net assets acquired	2,147,421
Goodwill (Bargain purchase gain)	$—

The preliminary fair values of identifiable assets acquired and liabilities assumed are based on a valuation as of the assumed consummation date of the Mergers that has been prepared by IRT management. For the preliminary estimate of fair values of assets acquired and liabilities assumed of STAR, IRT used publicly available benchmarking information as well as a variety of other assumptions, including expectations for future cash flow generated by STAR properties, cap rates, and interest rates. The final allocation is dependent upon certain valuation analyses that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material. In particular, the fair values of the assets and liabilities were estimated, in part, based upon the allocation of real estate and intangible lease assets and liabilities, and adjusted to reflect reasonable estimations for above-market and below-market leases, in-place lease values, and avoided lease origination costs, and to incorporate estimates for the mark-to-market adjustments (i.e., premiums) of mortgages payable and notes payable to be assumed in the Mergers, all of which are based on IRT’s historical experience with similar assets and liabilities. In determining the estimated fair value of STAR’s tangible assets, IRT utilized customary methods, including the income, market, and cost approaches. Amounts allocated to land, buildings and improvements, and tenant improvements, and lease intangible assets and liabilities were based on estimates considering IRT’s, STAR’s and other portfolios with similar property characteristics.

The purchase price allocation presented above has not been finalized. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the Mergers and will be completed after the Mergers are consummated. These final fair values will be determined based on IRT’s management’s judgment, which is based on various factors, including (1) market conditions, (2) the characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), (3) apartment community profitability metrics and/or (4) real estate valuations. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Mergers. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the combined company following the Mergers due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to some of the acquired assets.

NOTE 6: Merger Adjustments

Balance Sheet

The following notes explain each pro forma adjustment on the unaudited pro forma condensed combined balance sheet as of June 30, 2021 assuming the Mergers had occurred on June 30, 2021.

(A)    – To record the STAR real estate assets at fair value. We estimated fair value by using a cap rate approach using the underlying properties’ NOI and cap rate ranges between 4.0% and 4.6%.

(B)    – To remove the historical accumulated depreciation of STAR prior to the Mergers.

(C)    – To eliminate historical goodwill and intangible assets of STAR and record the new value of such assets based on their preliminary fair value.

(D)    – To record the STAR indebtedness at fair value based upon the preliminary valuation of these liabilities. The preliminary fair value of indebtedness has been estimated using a discounted cash flow analysis using estimates of observable market interest rates.

(E)    – “Accounts payable and accrued expenses” and “Retained earnings (accumulated deficit)” were adjusted for estimated transaction costs anticipated to be paid by IRT and STAR prior to, or concurrent with, the consummation of the Mergers of approximately $39.7 million consisting primarily of fees for legal, accounting, financial and tax advisors. Estimated costs are based on actual expenses incurred to date and each party’s best estimate of its remaining fees as provided to IRT and STAR.

(F)    – To eliminate the historical equity of STAR and to record the issuance of shares of IRT Common Stock and IROP Common Units in the Mergers. As described in Note 5, the fair value of IRT Common Stock and IROP Common Units to be issued to former holders of STAR Common Stock and STAR OP Units is based on the per share closing price of IRT Common Stock of $20.23 on September 20, 2021.

(G)    – To eliminate the historical non-controlling interest of STAR and to record the issuance of IROP Common Units in the Mergers. As described in Note 5, the fair value of IROP Common Units to be issued in the Mergers is based on the per share closing price of IRT Common Stock of $20.23 on September 20, 2021.

Statements of Operations

The following notes explain each pro forma adjustment on the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and the year ended December 31, 2020 assuming the Mergers had occurred on January 1, 2020.

(H)    – To eliminate STAR’s historical depreciation and amortization expense and to recognize depreciation and amortization expense based on the fair value the STAR’s tangible and intangible assets acquired as described above. Given different useful life assumptions and timing of the amortization of intangible assets, pro forma depreciation and amortization are expected to be lower than STAR’s historical depreciation and amortization.

(I)    – To adjust interest expense for the amortization of the fair market value adjustment recorded with respect to STAR’s indebtedness as described in adjustment (E) above.

(J)    – To adjust income (loss) allocated to non-controlling interests for the common unitholders’ combined ownership percentage of 3.3% in the consolidated results of the combined company.

(K)    - To adjust historical weighted average basis and diluted shares for the IRT Common Stock issued to STAR stockholders in accordance with the Exchange Ratio set forth in the Merger Agreement.

NOTE 7: Equity Offering Adjustments

On July 26, 2021, IRT commenced an offering (the “IRT Common Stock Offering”) of shares of IRT Common Stock on a forward sale basis, and on July 27, 2021, IRT and IRT OP entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and BMO Capital Markets Corp., as representatives of the several underwriters named therein (collectively, the “Underwriters”), BMO Capital Markets Corp., in its capacity as agent (in such capacity, the “Forward Seller”) for Bank of Montreal, as forward counterparty (the “Forward Counterparty”) and the Forward Counterparty relating to the sale, on a forward basis, of an aggregate of 16,100,000 shares of IRT Common Stock at a price to the Underwriters of $17.04 per share. The IRT Common Stock Offering closed on July 30, 2021. IRT did not initially receive any proceeds from the sale of shares of IRT Common Stock by the Forward Seller to the Underwriters.

In connection with the IRT Common Stock Offering, IRT entered into forward sale agreements with the Forward Seller and Forward Counterparty (collectively, the “Forward Sale Agreements”). In connection with the Forward Sale Agreements, the Forward Seller (or its affiliate) borrowed from third parties and sold to the Underwriters an aggregate of 16,100,000 shares of IRT Common Stock that were sold in the IRT Common Stock Offering. IRT expects to physically settle the Forward Sale Agreements and receive proceeds, subject to certain adjustments, from the sale of those shares upon one or more such physical settlements no later than July 30, 2022, the scheduled maturity date of the Forward Sale Agreements. Although IRT expects to settle the Forward Sale Agreements entirely by the physical delivery of shares of IRT Common Stock for cash proceeds, IRT may also elect to cash or net share settle all or a portion of its obligations under the Forward Sale Agreements, in which case, IRT may receive, or it may owe, cash or shares of IRT Common Stock from or to the Forward Seller. The Forward Sale Agreements provide for an initial forward sale price of $17.04 per share, subject to certain adjustments pursuant to the terms of the Forward Sale Agreements. The Forward Sale Agreements are subject to early termination or settlement under certain circumstances. IRT intends to use substantially all of the net proceeds from the full physical settlement of the Forward Sale Agreements to repay indebtedness, including, potentially, indebtedness that IRT will assume upon consummation of the Mergers, and to use the balance of the net proceeds for general working capital, including to pay fees and expenses that IRT has incurred and will continue to incur in connection with the Mergers. If the pending Mergers are not consummated for any reason, IRT will have broad discretion to use the net proceeds of the IRT Common Stock Offering for general business purposes, including other acquisitions and repayment of indebtedness.

The unaudited pro forma condensed combined financial statements and related notes herein present unaudited pro forma condensed combined financial condition and results of operations of IRT, after giving pro forma effect to the IRT Common Stock Offering, assuming full physical settlement of the Forward Sale Agreements and application of all proceeds received to repay indebtedness. As indicated by note (L) in the unaudited pro forma financial statements, common stock, additional paid in capital, indebtedness, and interest expense have been adjusted assuming the net proceeds of the IRT Common Stock Offering of $272.4 million are used to repay indebtedness and IRT realizes interest expense savings at an estimated weighted average interest rate of 3.5% in connection with such repayments.

DESCRIPTION OF CAPITAL STOCK

The following description of some of the terms of the IRT Common Stock, IRT’s Articles of Restatement, as amended (the “IRT Articles”), IRT’s Amended and Restated Bylaws (the “IRT Bylaws”) and the MGCL does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL, the IRT Articles and IRT Bylaws. Copies of the most recent IRT Articles and IRT Bylaws, and any subsequent amendments thereto, have been filed or incorporated by reference as exhibits to the most recent IRT Annual Report on Form 10-K or a subsequent Quarterly Report on Form 10-Q or Current Report on Form 8-K filed by IRT with the SEC.

Common Stock and Preferred Stock

IRT is authorized to issue 550,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. The IRT Articles authorize the IRT Board, with the approval of a majority of the IRT Board and without any action on the part of IRT’s stockholders, subject to any preferential rights of any class or series of preferential stock, to amend the IRT Articles from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. As of September 20, 2021, IRT had 105,107,474 outstanding shares of common stock and no outstanding shares of preferred stock.

The IRT Articles provide that none of its stockholders will be personally liable, by reason of status as a stockholder, for any of IRT’s debts, claims or other obligations.

Common Stock

Holders of IRT Common Stock:

•	are entitled to receive distributions as authorized by the IRT Board and declared by IRT out of legally available funds;

•

in the event of IRT’s voluntary or involuntary liquidation or dissolution, are entitled to share ratably in IRT’s distributable assets after satisfaction of IRT’s debts and liabilities and any preferential rights of any outstanding shares of preferred stock; and

•

do not have preference, conversion, exchange, sinking fund, redemption rights or preemptive rights to subscribe for any of IRT’s securities and generally have no appraisal rights unless the IRT Board determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights.

The transfer agent for IRT’s shares of common stock is American Stock Transfer & Trust Company. Shares of IRT Common Stock are held in uncertificated form.

Stockholder Voting

Each share of common stock generally entitles the holder to one vote per share on all matters upon which stockholders are entitled to vote and, except as provided with respect to any class or series of preferred stock that IRT may issue, the holders of common stock will possess exclusive voting power on all matters as to which stockholders have voting rights. There is no cumulative voting in the election of directors. The IRT Bylaws provide that a plurality of the votes cast at a meeting of stockholders duly called at which a quorum is present is sufficient to elect a director and that a majority of the votes cast at a meeting of stockholders duly called at which a quorum is present is sufficient to approve any other matter which may properly come before the meeting, unless a higher vote is required under the IRT Articles or applicable statute. The IRT Board has the power to adopt, amend, alter or repeal any provision of the IRT Bylaws and to make new bylaws. In addition, stockholders have the power to adopt, amend, alter or repeal any provision of the IRT Bylaws and to make new bylaws, by the affirmative vote of a majority of all the votes entitled to be cast on the matter at a meeting of stockholders duly called and at which a quorum is present.

Under Maryland law and the IRT Articles, generally IRT may not, without the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter:

•

amend the IRT Articles, except to increase or decrease the number of authorized shares of stock of any class or series or the aggregate number of authorized shares of stock, change IRT’s name, change the name or other designation or the par value of any class or series of stock, change the aggregate par value of IRT stock or effect certain reverse stock splits;

•	sell all or substantially all of IRT’s assets other than in the ordinary course of IRT’s business;

•	cause a merger, consolidation or conversion of IRT;

•	effect a statutory share exchange; or

•	dissolve IRT.

Each stockholder entitled to vote on a matter may do so at a meeting in person or by proxy directing the manner in which he or she desires that his or her vote be cast or without a meeting by a consent in writing or by electronic transmission. Any proxy must be received by IRT prior to the date on which the vote is taken. Pursuant to the MGCL, and the IRT Articles and the IRT Bylaws, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) by the unanimous consent in writing or by electronic transmission of each stockholder entitled to vote on the matter or (b) if the action is advised and submitted for stockholder approval by the IRT Board, by a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting. The IRT Bylaws require IRT to provide notice of any action taken by less than unanimous written consent to each stockholder not later than 10 days after the effective time of such action.

Preferred Stock

The IRT Articles authorize the IRT Board, without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series, as the IRT Board shall approve. IRT currently has no shares of preferred stock outstanding.

Any shares of preferred stock will be issued as one or more new classes or series of shares of preferred stock, the rights, preferences, privileges and restrictions of which will be fixed by articles supplementary relating to each class or series. Any shares of preferred stock issued by IRT will specify the terms of the shares of preferred stock, including:

•	the maximum number of shares in the class or series and the designation of the class or series;

•	the terms on which dividends, if any, will be paid;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the class or series;

•	the terms and conditions, if any, on which the shares of the class or series will be convertible into, or exchangeable for, shares of any other class or classes of stock;

•	the voting rights, if any, of the shares of the class or series; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares of the class or series.

The IRT Board may authorize the issuance of a class or series of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of stockholders. The issuance of shares of preferred stock, which may provide flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing a takeover or change in control, and may cause the market price of shares of common stock to decline or impair the voting and other rights of the holders of shares of common stock.

Restrictions on Ownership and Transfer

In order to maintain IRT’s qualification as a REIT, IRT must meet several requirements concerning the ownership of IRT’s outstanding capital stock. Specifically, no more than 50% in value of IRT’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, during the last half of a taxable year. Moreover, 100 or more persons must own IRT’s outstanding shares of capital stock during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Because the IRT Board believes it is essential for IRT to continue to qualify as a REIT and for other corporate purposes, the IRT Articles, subject to the exceptions described below, provides that no person may beneficially or constructively own, more than 9.8% in value of the aggregate of IRT’s outstanding shares of stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of the outstanding shares of IRT capital stock, including IRT Common Stock.

The IRT Articles provide for certain circumstances where the IRT Board, in its sole discretion, may except a holder of its shares (prospectively or retroactively) from the 9.8% ownership limitation and impose other limitations and restrictions on ownership. Additionally, the IRT Articles prohibit, subject to the exceptions described below, any transfer of capital stock that would:

•	result in IRT capital stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in IRT being “closely held” under U.S. federal income tax laws (regardless of whether the ownership interest is held during the last half of a taxable year);

•	cause IRT to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of IRT’s real property; or

•	cause IRT to fail to qualify, under U.S. federal income tax laws or otherwise, as a REIT.

Any attempted transfer of IRT stock which, if effective, would result in IRT stock being beneficially owned by fewer than 100 persons, will be null and void, with the intended transferee acquiring no rights in such shares of stock, and any other prohibited transfer of shares of IRT stock described above will result in the number of shares that would cause such person to violate the above restrictions (rounded up to the nearest whole share) to be designated as shares-in-trust and transferred automatically to a trust effective at the close of business on the Business Day (as defined in the IRT Articles) before the purported transfer of such shares. The record holder of the shares that are designated as shares-in-trust, or the prohibited owner, will be required to immediately submit such number of shares of capital stock to IRT for registration in the name of the trust. IRT will designate the trustee, but it will not be affiliated with IRT or any prohibited owner. The beneficiary of the trust will be one or more nonprofit organizations that are named by IRT and whose beneficial ownership does not violate any of the ownership restrictions set forth above. If the transfer to the trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares.

Shares-in-trust will remain shares of issued and outstanding capital stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and other distributions on the shares-in-trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the prohibited owner prior to IRT’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if IRT has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from IRT that shares of IRT stock have been transferred to the trust, the trustee will sell the shares held by the trust to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the beneficiary as follows:

The prohibited owner will receive from the trust the lesser of:

•

the price per share such prohibited owner paid for the shares of capital stock that were designated as shares-in-trust or, if the prohibited owner did not give value for the shares (such as in the case of a devise or gift), the market price per share on the date of the event causing the shares to be held as shares-in-trust; or

•	the price per share received by the trust from the sale of such shares-in-trust.

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. The trust will immediately distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner. If, prior to IRT’s discovery that shares of IRT stock have been transferred to the trust, the shares are sold by the prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for the shares that exceeds the amount such prohibited owner was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the shares-in-trust will be deemed to have been offered for sale to IRT, or IRT’s designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift or devise, the market price per share on the date of the gift or devise; or

•	the market price per share on the date that IRT, or IRT’s designee, accepts such offer.

IRT may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. IRT may pay the amount of such reduction to the trustee for the benefit of the beneficiary. IRT will have the right to accept such offer until the trustee has sold such shares-in-trust. Upon a sale to IRT, the interest of the beneficiary in the shares sold will terminate and the trustee shall distribute the net proceeds to the prohibited owner.

“Market price” on any date means, with respect to any class or series of outstanding shares, the closing price for such shares on such date. The “closing price” on any date refers to the last sale price, regular way, as reported by the primary securities exchange or market on which IRT stock is then listed or quoted for trading. If IRT shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market. If IRT stock is not so listed or quoted on any national securities exchange, available on an over-the-counter market, or otherwise, at the time of determination of the market price, the IRT Board will determine the market price in good faith.

Any person who (a) acquires or attempts or intends to acquire shares in violation of the foregoing restrictions on ownership and transfer of IRT stock, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a beneficial trust, or (b) proposes or attempts any of the transactions in clause (a), is required to give IRT immediate written notice or, in the case of a proposed or attempted transaction, at least 15 days’ written notice prior to such transaction. In both cases, such persons must provide to IRT such other information as IRT may request in order to determine the effect, if any, of such transfer on IRT’s status as a REIT.

If you own, directly or indirectly, more than 5%, or such lower percentage as required under U.S. federal income tax laws or the regulations promulgated thereunder, of IRT’s outstanding shares of stock, then you must, within 30 days of the end of each taxable year, provide to IRT a written statement or affidavit stating your name and address, the number of shares of capital stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder must provide IRT such additional information as IRT may request in order to determine the effect, if any, of such ownership on IRT’s status as a REIT and to ensure compliance with the ownership limit.

The ownership limit generally will not apply to the acquisition of shares of capital stock by an underwriter that participates in a public offering or private placement of such shares. In addition, the IRT Board, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel and upon such other conditions as the IRT Articles or the IRT Board may direct, may exempt a person (prospectively or retroactively) from the ownership limit or establish or increase an excepted holder limit for such person. Subject to certain conditions, the IRT Board may also increase the ownership limit for one or more persons and decrease the ownership limit for all other persons.

The restrictions on ownership and transfer described above will continue to apply until the IRT Board determines that it is no longer in the best interests of IRT to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for REIT qualification.

The IRT Articles provide that the ownership and transfer restrictions described above shall not preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system over which shares may be traded from time to time. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision in the IRT Articles providing for ownership limits or restrictions and any transferee in such a transaction shall be subject to all of such other provisions.

The ownership limits and restrictions in the IRT Articles could discourage, delay or prevent a takeover, change of control or other transaction in which holders of some or a majority of IRT’s outstanding common stock might have received a premium for their shares over the then-prevailing market price of such shares.

COMPARISON OF RIGHTS OF IRT STOCKHOLDERS AND STAR STOCKHOLDERS

If the Mergers are consummated, stockholders of STAR will become stockholders of IRT. The rights of STAR stockholders are currently governed by the MGCL and STAR’s Articles of Amendment and Restatement, as supplemented (the “STAR Articles”), and the STAR Bylaws. Upon consummation of the Mergers, the rights of legacy STAR stockholders who receive shares of IRT Common Stock will be governed by the IRT Articles and the IRT Bylaws, rather than the STAR Articles and the STAR Bylaws.

While the rights and privileges of STAR stockholders are, in many instances, comparable to those of IRT stockholders, there are some differences. The following is a summary of the material differences between the rights of IRT stockholders and STAR stockholders, but does not purport to be a complete description of those differences or a complete description of the terms of the IRT Common Stock subject to issuance in connection with the Company Merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL, (ii) the IRT Articles, (iii) the STAR Articles, (iv) the IRT Bylaws, and (v) the STAR Bylaws.

This section does not include a complete description of all differences between the rights of IRT stockholders and STAR stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of IRT and STAR, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

	Rights of IRT Stockholders	Rights of STAR Stockholders
Authorized Capital Stock or Shares of Beneficial Interest	IRT is authorized to issue an aggregate of 550,000,000 shares of capital stock, consisting of (1) 500,000,000 shares of common stock, par value $0.01 per share and (2) 50,000,000 shares of preferred stock, par value $0.01 per share.	STAR is authorized to issue an aggregate of 1,100,000,000 shares of capital stock, consisting of (1) 999,998,000 shares of common stock, $0.01 par value per share; (2) 100,000,000 shares of preferred stock, $0.01 par value per share; (3) 1,000 shares of non-participating, non-voting convertible stock, $0.01 par value per share; and (4) 1,000 shares of Class A non-participating, non-voting convertible stock, $0.01 par value per share.

As of the record date, there were issued and outstanding 105,106,712 shares of IRT Common Stock. There are no shares of IRT preferred stock outstanding.

The IRT Board, with the approval of a majority of the entire IRT Board and subject to any preferential rights in favor of any class or series of preferred stock, and without any action by the stockholders, may amend the IRT Articles from time to time to

As of the record date, there were issued and outstanding 110,188,806 shares of STAR Common Stock. There are no shares of STAR preferred stock, non-participating, non-voting convertible stock or Class A non-participating, non-voting convertible stock outstanding.

The STAR Board, with the approval of a majority of the entire STAR Board and without any action by the stockholders,

	Rights of IRT Stockholders	Rights of STAR Stockholders

increase or decrease the aggregate number of shares or the number of shares of any class or series that IRT has authority to issue.

Preferred Stock. The IRT Board is authorized to cause IRT to issue preferred stock from time to time in such classes or series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption as may be fixed by the IRT Board. The IRT Board may classify any unissued shares of preferred stock and reclassify any previously classified but unissued shares of preferred stock of any series from time to time, into one (1) or more classes or series of shares.

may amend the STAR Articles from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that STAR has authority to issue.

Preferred Stock. The STAR Board is authorized to cause STAR to issue preferred stock from time-to-time in such classes or series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of such shares as may be fixed by the STAR Board. The STAR Board may classify any unissued shares of preferred stock and reclassify any previously classified but unissued shares of preferred stock of any series from time to time, into one (1) or more classes or series of shares.

Convertible Stock. The holders of shares of STAR convertible stock are not entitled to dividends or other distributions. Each share of convertible stock converts into common stock automatically upon the first to occur of certain events specified in the STAR Articles.

Voting Rights

Except as set forth in the IRT Articles, (i) each outstanding share of IRT Common Stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote and (ii) the holders of the IRT Common Stock shall have the exclusive right to vote on all matters (as to which a stockholder shall be entitled to vote pursuant to applicable law) at all meetings of the stockholders.

A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. A majority of the votes cast at a meeting of stockholders

Except as set forth in the STAR Articles, (i) each share of STAR Common Stock shall entitle the holder thereof to one vote per share on all matters upon which stockholders are entitled to vote pursuant to the STAR Articles and (ii) the holders of the STAR Common Stock have the exclusive right to vote on all matters (as to which a stockholder shall be entitled to vote pursuant to applicable law) at all meetings of the stockholders.

The holders of a majority of the shares of STAR Common Stock entitled to vote who are present in person or by proxy at an annual

Rights of IRT Stockholders	Rights of STAR Stockholders
duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the IRT Articles.

meeting at which a quorum is present may, without the necessity for concurrence by the STAR Board, vote to elect a director. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the STAR Articles.

Subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations, the STAR stockholders shall be entitled to vote only on the following matters: (a) election or removal of directors, without the necessity for concurrence by the STAR Board; (b) amendment of the STAR Articles as provided therein; (c) dissolution of the corporation; (d) merger or consolidation of the corporation, or the sale or other disposition of all or substantially all of the corporation’s assets; and (e) such other matters with respect to which the STAR Board has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the stockholders for approval or ratification. Except with respect to the foregoing matters, no action taken by the STAR stockholders at any meeting shall in any way bind the STAR Board.

The voting rights per share (other than any publicly held share) sold in a private offering may not exceed the voting rights which bear the same relationship to the voting rights of a publicly held share as the consideration paid to STAR for each privately offered share bears to the book value of each outstanding publicly held share.

	Rights of IRT Stockholders	Rights of STAR Stockholders

With respect to shares of stock owned by any director or officer of STAR or any affiliate of a director or officer, neither the director or officer nor such affiliate may vote or consent on matters submitted to the stockholders regarding the removal of a director or officer or any transaction between STAR and a director or officer or an affiliate of a director or officer. In determining the requisite percentage in interest of shares of stock necessary to approve a matter on which any director or officer of STAR or any affiliate of a director or officer may not vote, any shares of stock owned by any of them will not be included.

Except for certain limited matters relating to the rights of the convertible stock, the holders of the STAR convertible stock shall not be entitled to vote on any matter.

Cumulative Voting	The IRT Articles prohibit cumulative voting with respect to the election of the IRT directors.	The STAR Articles do not provide for cumulative voting with respect to the election of the STAR directors.
Size of the Board of Directors

Under the IRT Articles, the number of directors of IRT may be increased or decreased by the IRT Board from time to time pursuant to the IRT Bylaws. The IRT Bylaws provide that at any regular meeting or at any special meeting called for that purpose, a majority of the entire IRT Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than fifteen (15), and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

As of the record date, the IRT Board consists of six (6) directors. Upon closing of the Mergers, the

Under the STAR Articles, the number of directors of STAR may be increased or decreased from time to time pursuant to the STAR Bylaws. The STAR Bylaws provide that at any regular meeting or at any special meeting called for that purpose, a majority of the entire STAR Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than fifteen (15), and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

As of the record date, the STAR Board consists of eight (8) directors.

	Rights of IRT Stockholders	Rights of STAR Stockholders
IRT Board will consist of ten (10) directors.

The STAR Articles require that at least a majority of the directors be independent directors (i.e., individuals who are not associated and have not been associated within the last two years, directly or indirectly, with an officer of STAR), except for a period of 90 days following the death, removal or resignation of an independent director pending the election of such independent director’s successor.

Classified Board / Term of Directors	The IRT Board is not classified. The directors of IRT hold office until the next annual meeting of stockholders and serve until their successors are duly elected and qualify.	The STAR Board is not classified. The directors of STAR hold office for a term of one year until the next annual meeting of stockholders and serve until their successors are duly elected and qualify.

Removal of Directors

The MGCL provides that stockholders may remove directors with or without cause unless the charter of a corporation provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

The IRT Articles provide that any director or the entire IRT Board may be removed from office but only for cause and then only by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote generally in the election of directors, subject to the rights of any shares of preferred stock to vote for such directors. For the purpose of this provision, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to IRT through bad faith or active and deliberate dishonesty.

The MGCL provides that stockholders may remove directors with or without cause unless the charter of a corporation provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

The STAR Articles provide that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any director, or the entire STAR Board, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

	Rights of IRT Stockholders	Rights of STAR Stockholders

Filling Vacancies of Directors	Except as may be provided by the IRT Board in setting the terms of any class or series of preferred stock, any and all vacancies on the IRT Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.	Except as may be provided by the STAR Board in setting the terms of any class or series of preferred stock, any and all vacancies on the STAR Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred. Notwithstanding the foregoing sentence, Independent Directors (as such term is defined in the STAR Articles) shall nominate replacements for vacancies among the Independent Directors’ positions.

Charter Amendments

The MGCL provides that, if the amendment is declared advisable by the board of directors, the affirmative vote of stockholders entitled to cast two-thirds of all votes entitled to be cast is required to amend the charter of a Maryland corporation. However, the MGCL permits a corporation to reduce the voting requirement in its charter to allow for the approval of an amendment to the charter by the affirmative vote of stockholders entitled to cast not less than a majority of the votes entitled to be cast on the matter.

The MGCL provides that, if the amendment is declared advisable by the board of directors, the affirmative vote of stockholders entitled to cast two-thirds of all votes entitled to be cast is required to amend the charter of a Maryland corporation. However, the MGCL permits a corporation to reduce the voting requirement in its charter to allow for the approval of an amendment to the charter by the affirmative vote of stockholders entitled to cast not less than a majority of the votes entitled to be cast on the matter.

	The IRT Articles provide that IRT reserves the right from time to time to make any amendment to the IRT Articles, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the IRT Articles, of any outstanding shares. Except for amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the IRT Articles, any amendment to the IRT Articles	The STAR Articles provide that STAR reserves the right from time to time to make any amendment to the STAR Articles, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the STAR Articles, of any shares. Except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the STAR Articles, any amendment to the

	Rights of IRT Stockholders	Rights of STAR Stockholders
	shall be valid only if the IRT Board has adopted a resolution setting forth the proposed amendment and declaring such amendment advisable and such amendment is approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter.	STAR Articles shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

Bylaw Amendments	The IRT Board shall have the power to adopt, amend, alter or repeal any provision of the IRT Bylaws and to make new bylaws by resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time such resolution is presented to the IRT Board for adoption) acting at any special or regular meeting of the IRT Board if, in addition to any other notice required by the IRT Bylaws and other applicable requirements contained therein, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting, which notice shall also include, without limitation, the text of any such proposed amendment and/or any resolution calling for any such amendment, alteration or repeal. In addition, the IRT stockholders shall have the power to adopt, amend, alter or repeal any provision of the IRT	The STAR Board has the exclusive power to adopt, alter or repeal any provision of the STAR Bylaws and to make new bylaws.
Bylaws and to make new bylaws, by the affirmative vote of a majority of all the votes entitled to be cast on the matter at a meeting of stockholders duly called and at which a quorum is present.
Vote on Merger, Consolidations, Conversions, Statutory Share Exchanges or Sales of All or Substantially All Assets	The MGCL provides that a dissolution, merger, consolidation, conversion, statutory share exchange or sale of all or substantially all of a corporation’s assets must be declared advisable by the board of directors of the corporation and approved by the stockholders of the corporation by the affirmative vote of two-thirds	The MGCL provides that a dissolution, merger, consolidation, conversion, statutory share exchange or sale of all or substantially all of a corporation’s assets must be declared advisable by the board of directors of the corporation and approved by the stockholders of the corporation by the affirmative vote of two-thirds

	Rights of IRT Stockholders	Rights of STAR Stockholders

of all the votes entitled to be cast on the matter. However, the MGCL permits a corporation in its charter to reduce the voting requirement to allow for the approval of a dissolution, merger, consolidation, conversion, statutory share exchange or sale of all or substantially all of the corporation’s assets by the affirmative vote of no less than a majority of the votes entitled to be cast on the matter.

The IRT Articles provide that, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the IRT Board and taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

of all the votes entitled to be cast on the matter. However, the MGCL permits a corporation in its charter to reduce the voting requirement to allow for the approval of a dissolution, merger, consolidation, conversion, statutory share exchange or sale of all or substantially all of the corporation’s assets by the affirmative vote of no less than a majority of the votes entitled to be cast on the matter.

The STAR Articles provide that, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the STAR Board and taken or approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Ownership Limitations	With certain exceptions, the constructive or beneficial ownership by any person of more than 9.8% in value of the aggregate of IRT’s outstanding shares of stock or more than 9.8% (by value or by number of shares, whichever is more restrictive) of any class or series of IRT shares is generally prohibited. No person	With certain exceptions, the constructive or beneficial ownership by any person of more than 9.8% in value of the aggregate of STAR’s outstanding shares of stock or more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of STAR Common Stock is generally shall beneficially or constructively own shares to the extent such ownership would result in IRT being “closely held” under the Code or otherwise failing to qualify as a REIT.

If any transfer occurs that would result in a violation of the foregoing restrictions, the number of shares the ownership of which otherwise would cause such person to violate such prohibitions shall be automatically transferred to a trust for the benefit of a prohibited. No person shall beneficially or constructively own shares to the extent such ownership would result in STAR being “closely held” under the Code or otherwise failing to qualify as a REIT.

If any transfer occurs that would result in a violation of the foregoing restrictions, the number of shares the ownership of which otherwise would cause such person to violate such prohibitions shall be automatically transferred

Rights of IRT Stockholders	Rights of STAR Stockholders

charitable beneficiary or, if such a transfer to a trust would not be effective for any reason, the purported transfer of such number of shares shall be void ab initio.

Any transfer of shares that would result in shares being beneficially owned by fewer than 100 persons is void ab initio.

Subject to the prohibition on ownership of shares to the extent such ownership would result in IRT being “closely held” under the Code or otherwise failing to qualify as a REIT, the IRT Board, in its sole discretion, may (prospectively or retroactively) exempt a person from the 9.8% ownership limitation and may establish a different ownership limitation if such person agrees that any violation of the prohibitions set forth above or any representations or undertakings on which the IRT Board has conditioned such exemption or different ownership limitation will result in such shares automatically being transferred to a trust for a charitable beneficiary in accordance with the IRT Articles.

Prior to granting any exception to the ownership limitations, the IRT Board may require a ruling from the IRS, or an opinion of counsel,

to a trust for the benefit of a charitable beneficiary or, if such a transfer to a trust would not be effective for any reason, the purported transfer of such number of shares shall be void ab initio.

Any transfer of shares that would result in shares being beneficially owned by fewer than 100 persons is void ab initio.

Subject to the prohibition on ownership of shares to the extent such ownership would result in STAR being “closely held” under the Code or otherwise failing to qualify as a REIT, the STAR Board, in its sole discretion, may (prospectively or retroactively) exempt a person from the 9.8% ownership limitation and may establish a different ownership limitation if (i) the STAR Board obtains such representations and undertakings from such person as are reasonably necessary to ascertain that no individual’s beneficial or constructive ownership will violate such prohibition; (ii) such person does not and represents that it will not own, actually or constructively, an interest in a tenant of STAR (or a tenant of any entity owned or controlled by the STAR) that would cause the STAR to own,

in either case in form and substance satisfactory to the IRT Board in its sole discretion, as it may deem necessary or advisable in order to determine or ensure IRT’s status as a REIT.	actually or constructively, more than a 9.9% interest in such tenant and the STAR Board obtains such representations and undertakings from such person as are reasonably necessary to ascertain this fact; and (iii) such person agrees that any violation or attempted violation of such representations or undertakings will result in such shares being automatically transferred to a charitable trust in accordance with the STAR Articles. For purposes of the foregoing sentence, a tenant from whom STAR derives and is

	Rights of IRT Stockholders	Rights of STAR Stockholders

expected to continue to derive a sufficiently small amount of revenue such that, in the opinion of the STAR Board, rent from such tenant would not adversely affect STAR’s ability to qualify as a REIT will not be treated as a tenant of STAR.

Prior to granting any exception to the ownership limitations, the STAR Board may require a ruling from the IRS, or an opinion of counsel, in either case in form and substance satisfactory to the STAR Board in its sole discretion, as it may deem necessary or advisable in order to determine or ensure STAR’s status as a REIT.

Special Meetings of the Stockholders

Special meetings of the stockholders of IRT may only be called (i) at any time and for any purpose or purposes, by the IRT Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the IRT Board for adoption), or by the chairman of the IRT Board, or (ii) by the secretary of the corporation, upon the written request of the record stockholders of the corporation as of the record date fixed in accordance with the IRT Bylaws who hold, in the aggregate, not less than a majority of the outstanding shares of IRT that would be entitled to vote at the meeting at the time such request is submitted by the holders of such requisite percentage, subject to and in accordance with Article II, Section 14 of the IRT Bylaws.

The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to

The president, the chief executive officer, the chairman of the STAR Board, a majority of the Board or a majority of the Independent Directors (as defined in the STAR Articles) may call a special meeting of the stockholders. A special meeting of stockholders shall also be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

The written request must state the purpose of such meeting and the matters proposed to be acted on at such meeting. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

	Rights of IRT Stockholders	Rights of STAR Stockholders
the purpose or purposes stated in the notice. At any special meeting of the IRT stockholders, only such business shall be conducted or considered as shall have been properly brought before the special meeting.

Advance Notice Provisions for Stockholder Business Proposals and Stockholder Nominations

The IRT Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the IRT Board and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•   pursuant to IRT’s notice of meeting;

•   by or at the direction of the IRT Board; or

•   upon timely and proper notice by a stockholder who is a stockholder of record at the timing of giving of notice, on the record date for determining stockholders entitled to notice of and to vote at the meeting and as of the time of the meeting, who is entitled to vote at the meeting and who complies with the procedures set forth in the IRT Bylaws.

In general, notice of stockholder business for an annual meeting must be delivered not earlier than the close of business on the 150th calendar day and not later than the close of business on the 120th calendar day prior to the one-year anniversary date of the date of the filing of the definitive proxy statement for the immediately preceding year’s annual meeting of stockholders, unless the annual meeting is advanced or delayed more than 30 days from the anniversary date of the preceding year’s annual meeting, in which case notice must be delivered not earlier than the close of business

The STAR Bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to the STAR Board and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•   pursuant to STAR’s notice of meeting;

•   by or at the direction of the STAR Board; or

•   upon timely and proper notice by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who complies with the procedures set forth in the STAR Bylaws.

In general, notice of stockholder nominations or business for an annual meeting must be delivered not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting, unless the annual meeting is advanced or delayed more than 30 days from the anniversary date of the preceding year’s annual meeting, in which case notice must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the

Rights of IRT Stockholders	Rights of STAR Stockholders

on the 150th calendar day prior to the date of such annual meeting and not later than the later of (i) the close of business on the 120th calendar day prior to such annual meeting or (ii) the close of business on the 10th calendar day following the day on which public disclosure of the date of such annual meeting was first made by the corporation.

Notice of stockholder nominations of a proposed nominee for election as director must be delivered to IRT (i) not earlier than the close of business on the 150th calendar day and not later than the close of business on the 120th calendar day prior to the one-year anniversary date of the date of the filing of the definitive proxy statement for the immediately preceding year’s annual meeting of stockholders or (ii) in the case of a special meeting of stockholders called in accordance with the IRT Bylaws for the purpose of electing directors, or in the event that the annual meeting of stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the one-year anniversary date of the immediately preceding year’s annual meeting of stockholders or special meeting in lieu thereof, notice by the stockholder must be later of the 120th day prior to the date of such annual meeting, as originally convened, or the 10th day following the day on which public announcement of the date of the meeting is first made.

In the event STAR calls a special meeting of stockholders for the purpose of electing one or more individuals to the STAR Board, any stockholder may nominate an individual or individuals for election as a director as specified in the corporation’s notice of meeting, if the stockholder’s notice is delivered not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the STAR Board to be elected at such meeting.

so delivered not earlier than the close of business on the 150th calendar day prior to the date of such annual meeting and not later than the later of (i) the close of business on the 120th calendar day prior to the scheduled date of such stockholders’ meeting or (ii) the close of business on the 10th calendar day following the day on which public disclosure of the date of such stockholders’ meeting was first made.

	Rights of IRT Stockholders	Rights of STAR Stockholders

Notice of Stockholder Meetings	Not less than 10 calendar days before each meeting of IRT stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting, notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by applicable Maryland law.	Except as set forth in the following sentence, not less than 10 nor more than 90 days before each meeting of STAR stockholders, the corporate secretary shall give to each stockholder entitled to vote at such meeting, and to each stockholder not entitled to vote who is entitled to notice of the meeting, notice in writing or by electronic transmission stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law. A special meeting of the STAR stockholders called upon written request of the requisite percentage of stockholders shall be held not less than 15 days nor more than 60 days after the secretary’s delivery to the stockholders of the notice of the special meeting.

State Anti-Takeover Statutes

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five

Rights of IRT Stockholders	Rights of STAR Stockholders

years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. The IRT Board has by revocable resolution exempted business combinations between IRT and any other person from the super-majority voting and other restrictions of the MGCL.

As permitted by the MGCL, the IRT Articles and IRT Bylaws contain a provision exempting from the control share acquisition statute all acquisitions of any shares of IRT capital stock.

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of the board of directors and notwithstanding any years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form of consideration and procedural requirements. The STAR Board has opted out of the business combination provisions of the MGCL. However, the STAR Board may opt in to the business combination provisions of the MGCL in the future.

As permitted by the MGCL, the STAR Bylaws contain a provision exempting from the control share acquisition statute all acquisitions of any shares of STAR capital stock.

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws

Rights of IRT Stockholders	Rights of STAR Stockholders

contrary provision in the charter or bylaws, to any or all of the following five provisions:

•   a classified board;

•   a two-thirds stockholder vote requirement for removing a director;

•   a requirement that the number of directors be fixed only by vote of the directors;

•   a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•   a requirement that requires the request of the stockholders entitled to cast at least a majority of all votes entitled to be cast to call a special meeting of stockholders.

IRT has elected by provision in the IRT Articles that, except as may be provided by the IRT Board in setting the terms of any class or series of preferred stock, any and all vacancies on the IRT Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. To date, IRT has not made any of the other elections described above, although, independent of these elections, the IRT Articles and IRT Bylaws contain provisions that the number of directors may be fixed only by vote of the directors and that a request by stockholders to call a special meeting requires at least a majority of all votes entitled to be cast.

or a resolution of the board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•   a classified board;

•   a two-thirds stockholder vote requirement for removing a director;

•   a requirement that the number of directors be fixed only by vote of the directors;

•   a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•   a requirement that requires the request of the stockholders entitled to cast at least a majority of all votes entitled to be cast to call a special meeting of stockholders.

STAR has elected by provision in the STAR Articles that, except as may be provided by the STAR Board in setting the terms of any class or series of preferred stock, any and all vacancies on the STAR Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. To date, STAR has not made any of the other elections described above, although, independent of these elections, the STAR Articles and STAR Bylaws contain provisions that the number of directors may be fixed only by vote of the directors, provided that the number is not less than three.

	Rights of IRT Stockholders	Rights of STAR Stockholders
Liability and Indemnification of Officers and Directors

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The IRT Articles contain such a provision that eliminates such liability to the maximum extent permitted by the MGCL.

The MGCL requires a corporation (unless its charter provides otherwise, which the IRT Articles do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•   the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(1)   was committed in bad faith or

(2)   was the result of active and deliberate dishonesty;

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. The STAR Articles contain a provision that limits such liability subject to any limitations under Maryland law or in the STAR Articles.

The MGCL requires a corporation (unless its charter provides otherwise, which the STAR Articles do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•   the act or omission of the director or officer was material to the matter giving rise to the proceeding and

(1)   was committed in bad faith or

(2)   was the result of active and deliberate dishonesty;

Rights of IRT Stockholders	Rights of STAR Stockholders

•   the director or officer actually received an improper personal benefit in money, property or services; or

•   in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

The IRT Articles provide that IRT shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•   any individual who is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•   the director or officer actually received an improper personal benefit in money, property or services; or

•   in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

The STAR Articles provide that, subject to any limitations under Maryland law or in the STAR Articles, STAR shall indemnify, and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•   any individual who is a present or former director or officer and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

Rights of IRT Stockholders	Rights of STAR Stockholders

•   any individual who, while a director or officer and at the request of IRT, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity.

The IRT Bylaws require IRT to provide such indemnification and advancement of expenses. IRT has also entered into indemnification agreements with its directors and executive officers, which are intended to provide indemnification to the maximum extent permitted by the MGCL.

IRT has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

•   any individual who, while a director or officer and at the request of STAR, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

However, the STAR Articles provide that STAR may indemnify a director or officer for liability or loss suffered by such director or officer or hold a director or officer harmless for any loss or liability by STAR only if the following conditions are met: (i) the director or officer has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of STAR, (ii) the director or officer was acting on behalf of or performing services for STAR, (iii) such liability or loss was not the result of negligence or misconduct by the director or officer (or gross negligence or willful misconduct in the case of an independent director) and (iv) such indemnification is recoverable only out of the net assets of STAR and not from its stockholders. In addition, STAR may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a director or officer unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the director or

Rights of IRT Stockholders	Rights of STAR Stockholders

officer, (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the director or officer, or (C) a court of competent jurisdiction approves a settlement of the claims against the director or officer and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of STAR were offered or sold as to indemnification for violations of securities laws.

The STAR Articles further provide that a director or officer may be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of STAR, (ii) the director or officer provides STAR with written affirmation of such director’s or officer’s good faith belief that the standard of conduct necessary for indemnification has been met, (iii) the legal proceeding is initiated by a third party who is not a stockholder of STAR or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement, and (iv) the director or officer undertakes to repay the amount paid or reimbursed by STAR, together with the applicable legal rate of interest thereon, if it is ultimately determined that the director or

	Rights of IRT Stockholders	Rights of STAR Stockholders

officer is not entitled to indemnification.

STAR has also entered into indemnification agreements with certain of its directors and officers, which are intended to provide indemnification to the maximum extent permitted by the MGCL and the STAR Articles.

STAR has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

Stockholder Rights Plan	IRT does not have a stockholder rights plan in effect.	STAR does not have a stockholder rights plan in effect.

Dissenters’ Rights

The MGCL provides that a stockholder of a corporation is generally entitled to receive payment of the fair value of its stock if the stockholder dissents from certain transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation, or unless the charter reserves the right to do so, any amendment authorized by law to the terms of outstanding stock.

However, dissenters’ rights generally are not available to holders of shares, such as shares

The MGCL provides that a stockholder of a corporation is generally entitled to receive payment of the fair value of its stock if the stockholder dissents from certain transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation, or unless the charter reserves the right to do so, any amendment authorized by law to the terms of outstanding stock.

However, dissenters’ rights generally are not available if a provision is included in the charter of IRT Common Stock, that are registered on a national securities exchange or quoted on a national market security system nor are dissenters rights available if a provision is included in the charter providing that the stockholders are not entitled to such rights.

The IRT Articles provide that holders of IRT stock shall not be entitled to exercise any rights of an objecting stockholder provided for under the MGCL unless the IRT Board, upon the affirmative vote of a majority of the IRT Board, shall determine that such rights apply, with respect to all or any classes or series of shares of providing that the stockholders are not entitled to such rights. The STAR Articles provide that holders of STAR stock shall not be entitled to exercise any rights of an objecting stockholder provided for under the MGCL unless the STAR Board, upon the affirmative vote of a majority of the STAR Board, shall determine that such rights apply, with respect to all or any classes or series of shares of STAR stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

	Rights of IRT Stockholders	Rights of STAR Stockholders
IRT stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

Roll-Up Transactions	The IRT Articles do not include any provision related to roll-up transactions.

The STAR Articles require that, in connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction offer to holders of STAR Common Stock who vote against the proposed roll-up transaction the choice of either (i) accepting the securities of the roll-up entity offered in the proposed roll-up transaction or (ii) one of the following: (A) remaining as common stockholders of STAR and preserving their interest therein on the same terms and conditions as existed previously or (B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of STAR.

The STAR Articles prohibit STAR from participating in any roll-up transaction: (i) that would result in the holders of STAR Common Stock having voting rights in a roll-up entity that are less than the rights provided for in the STAR Articles, (ii) that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the roll-up entity (except to the minimum extent necessary to preserve the tax status of the roll-up entity), or that would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor, (iii) in which investor’s rights to access of records of the roll-up entity will be less than those described in the STAR

	Rights of IRT Stockholders	Rights of STAR Stockholders
Articles or (iv) in which any of the costs of the roll-up transaction will be borne by STAR if the roll-up transaction is rejected by the holders of STAR Common Stock.

Distributions in Kind	The IRT Articles do not prohibit distributions in kind.	The STAR Articles prohibit distributions in kind, except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of STAR and the liquidation of its assets in accordance with the terms of the STAR Articles or (iii) distributions in which (A) the STAR Board advises each stockholder of the risks associated with direct ownership of the property, (B) the STAR Board offers each stockholder the election of receiving such in-kind distributions and (C) in-kind distributions are made only to those stockholders that accept such offer.

Stockholder Inspection Rights

Under the MGCL, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months have the right to inspect the corporation’s books of account and its stock ledger and may request a verified list of stockholders.

The IRT Articles do not provide additional rights of inspection.

Under the MGCL, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months have the right to inspect the corporation’s books of account and its stock ledger and may request a verified list of stockholders.

The STAR Articles provide that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names,

	Rights of IRT Stockholders	Rights of STAR Stockholders
addresses and telephone numbers of the stockholders of STAR, along with the number of shares of stock held by each of them, will be available for inspection by any stockholder of or such stockholder’s designated agent at the home office of STAR upon the request of such stockholder, and that a copy of the stockholder list will be mailed to any stockholder so requesting within ten days of receipt by STAR of the request. The STAR Articles further provide that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of stockholder rights under federal proxy laws.

Reports to Stockholders

Under the MGCL, IRT must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The IRT Articles do not provide additional rights to reports.

Under the MGCL, STAR must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The STAR Articles further provide that STAR will cause to be prepared and mailed or delivered to each stockholder as of a record date after the end of the fiscal year and each holder of other publicly held securities of STAR within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year that will include: (i) financial statements prepared in accordance with generally accepted accounting principles that are audited and reported on by independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to any advisor and

	Rights of IRT Stockholders	Rights of STAR Stockholders
any affiliate thereof by STAR, including fees or charges paid to any advisor and any affiliate thereof by third parties doing business with STAR; (iv) the total operating expenses of STAR, stated as a percentage of average invested assets and as a percentage of its net income; (v) a report from the independent directors that the policies being followed by STAR are in the best interests of its stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving STAR and any director or officer of STAR or any affiliate thereof occurring in the year for which the annual report is made.

Transactions with Directors and Officers	The IRT Articles do not address transactions with directors or officers or affiliates thereof.	The STAR Articles contain certain requirements and limitations with respect to transactions between STAR, on the one hand, and a director or officer of STAR or any affiliate thereof, on the other hand, including (i) sales and leases of assets to STAR, (ii) sales and leases of assets to a director or officer of STAR or any affiliate thereof, (iii) certain loans from a director or officer of STAR or any affiliate thereof and (iv) any other transaction with a director or officer of STAR or any affiliate thereof, unless a majority of the STAR directors (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as being fair and reasonable to STAR and on terms and conditions no less favorable to STAR than those available from unaffiliated third parties.

Investment Policies and Limitations	The IRT Articles do not include any investment policies or limitations, and the IRT Board may from time to time, in its sole	In addition to the limitations described in “Transactions with Affiliates” above, the STAR Articles establish investment

	Rights of IRT Stockholders	Rights of STAR Stockholders
	discretion and as it deems appropriate, adopt, amend, revise or terminate any policy or policies with respect to IRT.	restrictions and limitations with respect to numerous investments, including investments in equity securities, unimproved real property, mortgages on unimproved real property, commodities and mortgages.

Suitability of Stockholders	The IRT Articles do not include provisions regarding suitability of stockholders.	The STAR Articles provide that, subject to suitability standards established by individual states and until such time as STAR Common Stock is listed on a national securities exchange, to become a stockholder of STAR, such prospective stockholder must represent to STAR (or, in the case of sales to fiduciary accounts, the fiduciary account must represent to STAR with respect to the beneficiary), among other requirements as STAR may require from time to time, that such prospective stockholder or beneficiary has (i) a minimum annual gross income of $70,000 and a net worth of not less than $70,000 or (ii) a net worth of not less than $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

REIT Qualification	The IRT Articles provide that the IRT Board may revoke or otherwise terminate IRT’s REIT election if it determines that it is no longer in IRT’s best interests to continue to qualify as a REIT.	The STAR Articles provide that the STAR Board may revoke or otherwise terminate STAR’s REIT election if it determines that it is no longer in STAR’s best interests to continue to qualify as a REIT.

Exclusive Forum Provision	The IRT Bylaws provide that unless IRT consents in writing to the selection of an alternative forum, (i) the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for claims for: (a) any Internal Corporate Claim, as such term is defined in the MGCL, or	The STAR Bylaws provide that unless STAR consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of STAR; (b) any action asserting a

Rights of IRT Stockholders	Rights of STAR Stockholders
any successor provision thereof, (b) any derivative action or proceeding brought on behalf of IRT, (c) any action asserting a claim of breach of any duty owed by any director or officer or other	claim of breach of any duty owed by any director or officer or other employee of STAR to STAR or to the stockholders of STAR; (c) any action asserting a claim against STAR or any director or officer or
employee of IRT to IRT or to the stockholders of IRT, (d) any action asserting a claim against IRT or any director or officer or other employee of IRT arising pursuant to any provision of the MGCL, IRT’s Articles or Bylaws, or (e) any action asserting a claim against IRT or any director or officer or other employee of IRT that is governed by the internal affairs doctrine, and (ii) the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.	other employee of STAR arising pursuant to any provision of the MGCL or the STAR Articles or the STAR Bylaws; or (d) any action asserting a claim against STAR or any director or officer or other employee of STAR that is governed by the internal affairs doctrine.

LEGAL MATTERS

It is a condition to the Mergers that STAR and IRT receive (i) opinions from Morrison & Foerster LLP and Troutman Pepper Hamilton Sanders LLP, respectively, or such other counsel to STAR and IRT, concerning the U.S. federal income tax consequences of the Mergers and (ii) opinions from Morrison & Foerster LLP and Troutman Pepper Hamilton Sanders LLP, respectively, regarding STAR’s and IRT’s respective qualification as REITs. The opinions in (i) and (ii) above are issued (A) upon the filing of a Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-258871) and (B) upon the closing of the Mergers. The validity of the shares of IRT Common Stock to be issued in the Company Merger will be passed on by Troutman Pepper Hamilton Sanders LLP.

EXPERTS

The consolidated financial statements of Independence Realty Trust, Inc. as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Steadfast Apartment REIT, Inc. appearing in Steadfast Apartment REIT, Inc.’s Annual Report (Form 10-K) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and included herein. The consolidated financial statements of Steadfast Apartment REIT, Inc as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 appearing in Independence Realty Trust, Inc.’s Current Report on Form 8-K filed on July 26, 2021 with the Securities and Exchange Commission, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are included herein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

IRT

IRT held its 2021 annual meeting of stockholders on May 12, 2021. To be considered for inclusion in IRT’s proxy statement and form of proxy for its 2022 annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act, and acted upon at its 2022 annual meeting of stockholders, stockholder proposals must be submitted in writing to the attention of IRT’s secretary at its principal office, no later than December 1, 2021. In order to avoid controversy, stockholders should submit proposals by means (including electronic) that permit them to prove the date of delivery. Such proposals also need to comply with Rule 14a-8 of the Exchange Act and the interpretations thereof, and may be omitted from IRT’s proxy materials for its 2022 annual meeting of stockholders if such proposals are not in compliance with applicable requirements of the Exchange Act.

The IRT Bylaws also establish advance notice procedures with regard to stockholder proposals or director nominations that are not submitted for inclusion in its proxy statement. With respect to such stockholder proposals or director nominations, a stockholder’s advance notice must be made in writing, must meet the requirements set forth in the IRT Bylaws and must be delivered to, or mailed and received by, IRT’s secretary at IRT’s principal office no earlier than the close of business on November 1, 2021 and no later than the close of business on December 1, 2021. However, in the event IRT’s 2022 annual meeting of stockholders is scheduled to be held on a date before April 12, 2022, or after June 11, 2022, then such advance notice must be received by IRT not earlier than the close of business on the one hundred fiftieth (150th) calendar day prior to the date of such annual meeting and not later than the later of (i) the close of business on the one hundred twentieth (120th) calendar day prior to such annual meeting or (ii) the close of business on the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting was first made by IRT (or if that day is not a business day for IRT, on the next succeeding business day).

Each proposal submitted must be a proper subject for stockholder action at the annual meeting, and all proposals and nominations must be submitted to: Secretary, Independence Realty Trust, Inc., 1835 Market Street, Suite 2601, Philadelphia, Pennsylvania, 19103. The stockholder proponent must appear in person to present the proposal or nomination at the meeting or send a qualified representative to present such proposal or nomination.

If a stockholder gives notice after the applicable deadlines or otherwise does not satisfy the relevant requirements of Rule 14a-8 of the Exchange Act or the IRT Bylaws, the stockholder will not be permitted to present the proposal or nomination for a vote at the meeting.

If a stockholder who wishes to present a proposal before IRT’s 2022 annual meeting of stockholders outside of Rule 14a-8 of the Exchange Act fails to notify IRT by the required dates indicated above for the receipt of advance notices of stockholder proposals and proposed director nominations, the proxies that the IRT Board solicits for the 2022 annual meeting of stockholders will confer discretionary authority on the person named in the proxy to vote on the stockholder’s proposal if it is properly brought before that meeting subject to compliance with Rule 14a-4(c) of the Exchange Act. If a stockholder makes timely notification, the proxies may still confer discretionary authority to the person named in the proxy under circumstances consistent with the SEC’s proxy rules, including Rule 14a-4(c) of the Exchange Act.

STAR

STAR held its 2021 annual stockholders’ meeting on August 12, 2021. It is not expected that STAR will hold an annual meeting of STAR stockholders for 2022 unless the Company Merger is not completed. If the Company Merger is not completed, under Rule 14a-8, in order for a stockholder proposal to be considered for inclusion in the proxy statement and proxy card relating to the STAR 2022 annual stockholders’ meeting, the proposal must be received at STAR’s principal executive offices no later than February 14, 2022. STAR will not be required to include in its proxy statement and proxy card any stockholder proposal that does not meet all the requirements for such inclusion established by the SEC’s proxy rules and Maryland corporate law.

Pursuant to Article II, Section 11(a)(2) of the STAR Bylaws, if a stockholder wishes to present a proposal at the STAR 2022 annual stockholders’ meeting, whether or not the proposal is intended to be included in the proxy statement for that meeting, the stockholder must give advance written notice thereof to STAR’s Corporate Secretary at STAR’s principal executive offices, no earlier than January 15, 2022 and no later than 5:00 p.m. Eastern Time, on February 14, 2022. In the event that the STAR 2022 annual stockholders’ meeting is scheduled to be held on a date more than 30 days from August 12, 2022, the STAR Bylaws state that such notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described above.

All nominations must also comply with the STAR Articles. All proposals should be sent via registered, certified or express mail to the STAR Corporate Secretary at STAR’s principal executive office, which is currently: 18100 Von Karman Avenue, Suite 200, Irvine, California 92612, Attention: Corporate Secretary.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the IRT Board nor the STAR Board knows of any matters that will be presented for consideration at either the IRT special meeting or the STAR special meeting other than as described in this joint proxy statement/prospectus. In accordance with the IRT Bylaws, the STAR Bylaws, and Maryland law, business transacted at the IRT special meeting and the STAR special meeting will be limited to those matters set forth in the respective accompanying notices of the special meetings. Nonetheless, if any other matter is properly presented at the IRT special meeting or the STAR special meeting, or any adjournments or postponements of the special meetings, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their discretion on any such matter.

WHERE YOU CAN FIND MORE INFORMATION

IRT and STAR file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including IRT and STAR, that file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult the website of IRT or STAR for more information concerning the Mergers. The website of IRT is www.irtliving.com. The website of STAR is www.steadfastliving.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

IRT has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of IRT Common Stock to be issued to STAR stockholders in connection with the Merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about IRT Common Stock. The rules and regulations of the SEC allow IRT and STAR to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows IRT and STAR to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that IRT has previously filed with the SEC (File No. 001-36041); provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents may contain important information about IRT, its financial condition or other matters:

•	Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 18, 2021.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, filed on April 30, 2021 and July 26, 2021, respectively.

•

The information specifically incorporated by reference into IRT’s Annual Report on Form 10-K for the year ended December  31, 2020 from IRT’s Definitive Proxy Statement on Schedule 14A filed on April 1, 2021.

•

Current Reports on Form 8-K filed on January 5, 2021, May  17, 2021, May  18, 2021, June  7, 2021, July 26, 2021 (Film No.  211114141), July 26, 2021 (Film No.  211114746), July  30, 2021 and September 2, 2021 (in each of the foregoing cases, excluding any current reports, or portions thereof, exhibits thereto or information therein that are “furnished” to the SEC).

•	The description of IRT Common Stock contained in IRT’s registration statement on Form 8-A dated August 5, 2013.

In addition, IRT incorporates by reference into this joint proxy statement/prospectus any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the IRT special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the website of the SEC at the address described above or from IRT or STAR, as applicable, by requesting them in writing or by telephone at the following addresses:

If you are an IRT stockholder:

Independence Realty Trust, Inc.

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania 19103

(267) 270-4800

Attn.: Investor Relations

If you are a STAR stockholder:

Steadfast Apartment REIT, Inc.

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

(949) 569-9700

Attn: Investor Relations

If you are a stockholder of IRT or a stockholder of STAR and would like to request documents, please do so by November 30, 2021, to receive them before the IRT special meeting and the STAR special meeting. If you request any documents from IRT or STAR, IRT or STAR will mail them to you by first-class mail, or by another equally prompt means, within one business day after IRT or STAR receives your request.

These documents are available from IRT and STAR without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

IRT has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to IRT and IRT Merger Sub, and STAR has supplied all information contained in this joint proxy statement/prospectus relating to STAR.

This document is a prospectus of IRT and is a joint proxy statement of IRT and STAR for the IRT special meeting and the STAR special meeting. Neither IRT nor STAR has authorized anyone to give any information or make any representation about the Mergers or the transactions contemplated thereby or IRT or STAR that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that IRT or STAR has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus reads only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

among

INDEPENDENCE REALTY TRUST, INC.,

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP,

IRSTAR SUB, LLC,

STEADFAST APARTMENT REIT, INC.

and

STEADFAST APARTMENT REIT OPERATING PARTNERSHIP, L.P.

Dated as of July 26, 2021

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 26, 2021, is made by and among Independence Realty Trust, Inc., a Maryland corporation (“Parent”), Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), IRSTAR Sub, LLC, a Maryland limited liability company and direct wholly owned Subsidiary of Parent (“Merger Sub”), Steadfast Apartment REIT, Inc., a Maryland corporation (the “Company”), and Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership (the “Company OP”).

WHEREAS, the parties wish to effect a business combination involving (a) first, a merger of the Company with and into Merger Sub (the “Company Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”); and (b) immediately following the Company Merger, a merger of the Company OP into Parent OP (the “Partnership Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (“DRULPA”) (the Company Merger and the Partnership Merger collectively shall be referred to herein as the “Merger”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Company Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Partnership Merger, regardless of form, shall be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), and the partnership which is credited with the contribution of assets having the greatest fair market value (net of liabilities) to the resulting partnership shall be the continuing partnership, for U.S. federal income tax purposes, pursuant to Treasury Regulations Section 1.708-1(c)(1);

WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively with the Merger, the “Transactions”) and determined that the Merger and the other Transactions are advisable and in the best interests of the Company;

WHEREAS, the Company Board has directed that the Company Merger be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to approve the Company Merger;

WHEREAS, the Company, as the sole general partner of the Company OP, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of the Company OP;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the Merger and the other Transactions and determined that the Merger and the other Transactions are advisable and in the best interests of Parent;

WHEREAS, the Parent Board has directed that the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) as contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement of each of Parent’s and the Company’s willingness to enter into this Agreement, the Company’s chief financial officer is entering into an amendment to her employment agreement with the Company, effective upon the consummation of the Merger, to reflect the Merger and its effects on her position and role;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement of Parent’s willingness to enter into this Agreement, Mr. Rodney F. Emery is entering into a lock-up agreement with Parent substantially in the form attached hereto as Exhibit A;

WHEREAS, Parent, as the sole member of Merger Sub, has approved this Agreement, the Company Merger and the other Transactions and declared that this Agreement, the Company Merger and the other Transactions are advisable and in the best interests of Merger Sub; and

WHEREAS, Parent, as the sole general partner of Parent OP, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interests of Parent OP.

NOW, THEREFORE, the parties hereto agree as follows (capitalized terms shall have the meanings ascribed to such terms in Section 9.03 hereof or as otherwise ascribed to such terms herein):

ARTICLE I

THE MERGER

1.01 The Merger.

(a) Company Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the MGCL and the MLCCA, at the Effective Time, the Company shall be merged with and into Merger Sub, and the separate existence of the Company shall cease, and Merger Sub will continue as the surviving company in the Company Merger (the “Surviving Company”).

(b) Partnership Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the DRULPA, at the Partnership Merger Effective Time, the Company OP shall be merged with and into Parent OP, and the separate existence of the Company OP shall cease. For Delaware state law purposes, Parent OP will continue as the surviving company in the Partnership Merger. For U.S. federal income tax purposes, the partnership credited with the contribution of assets having the greatest fair market value (net of liabilities) to the resulting partnership will be the continuing partnership in the Partnership Merger.

1.02 Legal Effects of the Merger.

(a) At the Effective Time, the effect of the Company Merger shall be as provided herein and in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Company, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Company.

(b) At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as provided herein and in the applicable provisions of the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all property, rights, privileges, powers and franchise of the Company OP shall vest in Parent OP, and all debts, liabilities and duties of the Company OP shall become debts, liabilities and duties of Parent OP.

1.03 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster, LLP, 3500 Lenox Road, Suite 1500, Atlanta, Georgia. at 9:29 a.m. Eastern time on the second Business

Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date”.

1.04 Effective Time.

(a) On the Closing Date, prior to the Partnership Merger Effective Time, in order to effectuate the Company Merger, the applicable parties hereto shall duly file (i) articles of merger with respect to the Company Merger in a form that complies with the MGCL and the MLLCA (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the relevant provisions of the MGCL and the MLLCA. The parties shall make all other filings or recordings required under the MGCL and the MLLCA. The Company Merger shall become effective upon the Articles of Merger being duly filed with and accepted for record by the SDAT, or such later time specified in the Articles of Merger not exceeding 30 days from the date of acceptance for record of the Articles of Merger, and the parties will take such actions as are necessary to have the Company Merger effective at 9:29 a.m. Eastern time on the Closing Date (the “Effective Time”).

(b) On the Closing Date, as promptly as practicable following the Effective Time, in order to effectuate the Partnership Merger, the applicable parties hereto shall duly file a certificate of merger with respect to the Partnership Merger in a form that complies with the DRULPA (the “Partnership Certificate of Merger”) with the Delaware Secretary of State (the “SOS”) in accordance with the relevant provisions of the DRULPA. The parties shall make all other filings or recordings required under the DRULPA. The Partnership Merger shall become effective upon the Partnership Certificate of Merger being duly filed in the office of the SOS (the “Partnership Merger Effective Time”), it being understood and agreed that the applicable parties shall cause the Effective Time to occur on the Closing Date prior to the Partnership Merger Effective Time.

1.05 Effect of the Merger on the Organizational Documents of the Surviving Company and Parent OP.

(a) Unless otherwise determined by Parent and the Company prior to the Effective Time, without any further action on the part of Parent and the Company or their respective Affiliates, at the Effective Time:

(i) the articles of organization of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company, until thereafter amended as provided by the MLLCA or the articles of organization of the Surviving Company; and

(ii) the operating agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company, until thereafter amended as provided by the MLLCA or the operating agreement of the Surviving Company.

(b) At the Partnership Merger Effective Time, without any further action on the part of the parties hereof, the certificate of limited partnership of Parent OP as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of Parent OP, until thereafter amended as provided by the DRULPA or the Parent A&R OP Agreement, as may be reasonably amended by the Company and Parent.

1.06 Effect of the Merger on Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time, the applicable parties hereto shall take all necessary action to:

(a) cause the officers of Parent to be as set forth in Section 1.06(a) of the Company Disclosure Letter, effective as of the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Parent A&R OP Agreement; and

(b) cause (i) the Parent Board as of the Effective Time to consist of ten (10) members, comprised of (A) Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington (the “Parent Designees”) and (B) Ella S. Neyland, Ana Marie del Rio, Thomas H. Purcell, Ned W. Brines and Stephen R. Bowie (the “Company Designees”), (ii) Scott F. Schaeffer to continue in his role as Chairman of the Parent Board, and (iii) Melinda H. McClure to continue in her role as the lead independent director of the Parent Board. In the event that (A) any Company Designee is unable or unwilling to serve, for any reason, as a director on the Parent Board at the Effective Time, the Company shall have the right to designate another individual who is then serving as a member of the Company Board to become a Company Designee in place of such unavailable Company Designee, provided that such replacement director shall be reasonably acceptable to Parent, and (B) any Parent Designee is unable or unwilling to serve, for any reason, as a director on the Parent Board at the Effective Time, Parent shall have the right to designate another individual who is then serving as a member of the Parent Board to become a Parent Designee in place of such unavailable Parent Designee, provided that such replacement director shall be reasonably acceptable to the Company.

1.07 Income Tax Treatment of Mergers. The parties intend that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes): (a) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and (b) the Partnership Merger shall constitute an “assets-over” merger under Treasury Regulations Section 1.708-1(c)(3)(i), and the partnership credited with the contribution of assets having the greatest fair market value (net of liabilities) to the resulting partnership shall be the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1). Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the intended income tax treatment described in this Section 1.07, and no party shall take a position inconsistent with such treatment.

ARTICLE II

EFFECTS OF THE MERGER ON SHARES AND INTERESTS

2.01 Effects of the Company Merger on Company Common Stock. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Company Merger and without any action on the part of any party hereto, the holders of Company Common Stock, or any other Person:

(a) Conversion of Company Common Stock.

(i) Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and be unaffected by the Company Merger;

(ii) Each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock” and each share of Company Common Stock, a “Share”), outstanding immediately prior to the Effective Time, other than any Cancelled Shares (as hereinafter defined), shall be automatically converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Share Merger Consideration”); provided, however, that each Share that constitutes a share of Company Restricted Stock (as defined in Section 2.05) that does not otherwise accelerate vesting at the Effective Time shall be subject to the restrictions applicable thereto in accordance with Section 2.05; and

(iii) Each Share that has been converted into the right to receive the Share Merger Consideration as provided in this Section 2.01(a) shall cease to exist, and the Persons holding Shares immediately prior to the Effective Time shall cease to have any rights with respect to the Shares other than the right to receive, for each Share, the Share Merger Consideration, without interest, with the Share Merger Consideration in respect of shares of Company Restricted Stock subject to the restrictions applicable thereto in accordance with Section 2.05.

(b) Treatment of Company and Parent-Owned Shares. Each Share that is owned by Parent or any wholly-owned Subsidiary of Parent or by any wholly-owned subsidiary of the Company (in each case, other than Shares held on behalf of third parties) as of immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in respect of such Cancelled Shares.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the outstanding Shares occurring after the date of this Agreement and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, including the Share Merger Consideration, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.02 Effects of the Partnership Merger. Upon the terms and subject to the conditions set forth herein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party hereto, the holders of any Company OP Units or any other Person:

(a) Treatment of Parent OP Common Units and Company OP Units.

(i) Each Parent OP Common Unit issued and outstanding immediately prior to the Partnership Merger Effect Time shall remain issued and outstanding;

(ii) Each Company Class A OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into the right to receive a number of Parent OP Common Units equal to the Exchange Ratio (the “Class A OP Unit Merger Consideration”). For the avoidance of doubt, the aggregate number of Parent OP Common Units into which the Company Class A OP Units shall be converted shall be equal to the aggregate number of shares of Parent Common Stock into which Shares are converted at the Effective Time in accordance with Section 2.01(a)(ii);

(iii) Each Company Class A-2 OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into the right to receive a number of Parent OP Common Units equal to the Exchange Ratio (the “Class A-2 OP Unit Merger Consideration”);

(iv) Each Company Class B OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into the right to receive a number of Parent OP Common Units equal to the Exchange Ratio (the “Class B OP Unit Merger Consideration”, and together with the Class A OP Unit Merger Consideration and the Class A-2 OP Unit Merger Consideration, the “Unit Merger Consideration”); and

(v) Each Company OP Unit that has been converted into the right to receive the Unit Merger Consideration as provided in this Section 2.02(a) shall cease to exist, and the Persons holding such Company OP Units immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Company OP Units other than the right to receive the Unit Merger Consideration, without interest.

(b) Company OP General Partner Interest. The general partnership interest of the Company OP, which is owned entirely by the Company, shall be cancelled and shall cease to exist, and no consideration shall be delivered in respect thereof; provided, however, and for the avoidance of doubt, if and to the extent that any such general partnership interest is reflected or contained in Company Class A OP Units, the foregoing cancellation shall not cancel any such Company Class A OP Units or Parent OP Common Units into which such Company Class A OP Units are converted in the Partnership Merger.

(c) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Company OP should split, combine or otherwise reclassify the Company OP Units, or make a dividend or other distribution in Company OP Units (including any dividend or other distribution of securities convertible into Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the consideration, if any, into which the Company OP Units is converted shall be ratably adjusted to reflect fully the effect of any such change.

2.03 Exchange of Shares and Units.

(a) Prior to the Closing Date, Parent shall enter into an agreement (in a form reasonably acceptable to the Company, the “Paying Agent Agreement”) with a United States bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”) for the purpose of exchanging Company Common Stock represented by book-entry shares (the “Book-Entry Shares”) for Merger Consideration (including Merger Consideration subject to vesting and forfeiture conditions as provided for in Section 2.05)).

(b) (i) (x) Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent in trust for the benefit of the holders of Company Common Stock (including holders of shares of Company Restricted Stock), for exchange in accordance with this Article II, evidence of Parent Common Stock in book-entry form issuable pursuant to Section 2.01 equal to the aggregate Share Merger Consideration (inclusive of shares of Parent Common Stock subject to vesting and forfeiture conditions as provided for in Section 2.05, but excluding any fractional shares) and (y) immediately available funds equal to, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.08 (such evidence of Parent Common Stock, and cash amounts, collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely pay the cash in lieu of fractional shares of Parent Common Stock, and (ii) at the Partnership Merger Effective Time, Parent OP shall reflect on its books and records, and provide reasonable evidence thereof, the issuance of Parent OP Common Units, including fractional Parent OP Common Units, in conversion of Company OP Units in accordance with this Agreement.

(c) Payment Procedures.

(i) As soon as reasonably practicable (and in any event within three (3) Business Days) after the Effective Time, to the extent not previously delivered, the Surviving Company shall cause the Paying Agent to mail to each holder of record of Company Common Stock, as converted into the Merger Consideration pursuant to Section 2.01, a letter of transmittal (the “Letter of Transmittal”) in customary form as agreed to between the Company and Parent prior to the Effective Time. The Letter of Transmittal shall be accompanied by instructions for use in receiving the cash in lieu of fractional shares pursuant to Section 2.08 with respect to the Book-Entry Shares pursuant to this Article II. The Letter of Transmittal shall be in such form and have such other provisions as Parent and the Company may agree, including any provisions relating to the distributions to be made pursuant to the last sentence of Section 6.12(a).

(ii) Parent OP shall deliver to each holder of Company OP Units as of immediately prior to the Partnership Merger Effective Time any agreement or additional documents necessary to admit such holder of Company OP Units as a new limited partner of Parent OP, on terms and conditions as reasonably agreed to by the Company and Parent, and to record such holder as the owner of the aggregate number of Parent OP Common Units as such holder is entitled to receive in respect of its aggregate Unit Merger Consideration pursuant to Section 2.02(a).

(d) Subject to the terms of the Paying Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the issuance and delivery in book-entry form of shares of Parent Common Stock

(including Converted Restricted Shares) that the holders of shares of Company Common Stock (including shares of Company Restricted Stock) are entitled to receive, respectively, in the Merger, (ii) the issuance in book-entry form of any Parent OP Common Units that the holders of Company OP Units are entitled to receive in the Merger and the procedures for admitting and joining former holders of Company OP Units to the partnership agreement of Parent OP as limited partners and holders of Parent OP Common Units, and (iii) the method of payment of cash for shares of Company Common Stock (including shares of Company Restricted Stock) converted into the right to receive cash in lieu of fractional shares of Parent Common Stock.

(e) Closing of Transfer Books.

(i) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Book-Entry Share representing ownership of Shares is presented to the Surviving Company, Parent or the Paying Agent for transfer, such Book-Entry Share shall be cancelled and exchanged for the Share Merger Consideration to which the holder of such Book-Entry Share is entitled pursuant to this Article II.

(ii) At the Partnership Merger Effective Time, the equity transfer books of the Company OP shall be closed, and there shall be no further registration of transfers of the Company OP Units that were outstanding immediately prior to the Partnership Merger Effective Time. If, after the Partnership Merger Effective Time, any book-entry units representing ownership of Company OP Units (the “Book-Entry Units”) is presented to Parent OP, Parent or the Paying Agent for transfer, such Book-Entry Unit shall be cancelled and exchanged for the Unit Merger Consideration to which the holder of such Book-Entry Unit is entitled pursuant to this Article II.

(f) Transfer of Ownership. If any cash amount payable pursuant to this Section 2.03 or Section 2.08 is to be paid to a Person other than the Person to whom Book-Entry Share in exchange therefor is registered, it shall be a condition of the payment thereof that the Person requesting such exchange shall have paid to Parent or any agent designated by Parent any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Book-Entry Share, or established to the satisfaction of Parent or any agent designated by Parent that such Tax has been paid or is not payable.

(g) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Book-Entry Share with respect to the shares of Parent Common Stock issuable with respect to such Book-Entry Share in accordance with this Agreement, and all such dividends and other distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Book-Entry Share there shall be paid to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(h) Distributions with Respect to Parent OP Common Units. No distributions with respect to Parent OP Common Units with a record date after the Partnership Merger Effective Time shall be paid to the holder of any Book-Entry Unit with respect to Parent OP Common Units issuable with respect to such Book-Entry Unit in accordance with this Agreement, and all such distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Book-Entry Unit in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Book-Entry Unit there shall be paid to the record holder of the Parent OP Common Units, if any, issued in exchange therefor, without interest, (i) all distributions payable in respect of any such Parent OP Common Units with a record date after the Partnership

Merger Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Partnership Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent OP Common Units.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent upon demand, and any former holders of Company Common Stock who have not surrendered their Book-Entry Shares in accordance with this Section 2.03 shall thereafter look only to Parent for payment of their claim for the Merger Consideration (including any cash in lieu of fractional shares, and any applicable dividends or other distributions with respect to Parent Common Stock), without any interest thereon, upon due surrender of their Company Common Stock.

(j) No Liability. Notwithstanding anything to the contrary contained in this Section 2.03, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(k) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, to the extent such investments are REIT qualifying assets. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to this Article II shall be paid to the Surviving Company. Notwithstanding anything to the contrary contained herein, no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Book-Entry Shares to receive the Merger Consideration as provided herein. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent promptly to pay the Merger Consideration to all holders of Book-Entry Shares entitled thereto, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

2.04 Withholding Rights. Each of Parent, Parent OP, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any payments pursuant to this Agreement to any holder of any Shares or Company OP Units such amounts as Parent, Parent OP, the Surviving Company or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code, or any applicable provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity (as hereinafter defined) on a timely basis by Parent, Parent OP, the Surviving Company or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.05 Treatment of Company Restricted Stock. At the Effective Time, without any further action by the parties hereto, each share of Company Common Stock outstanding immediately prior to the Effective Time that is subject to vesting or other forfeiture conditions(such shares, the “Company Restricted Stock”) shall be converted into an award with respect to a number of shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Restricted Stock award and (y) the Exchange Ratio (“Converted Restricted Shares”), and such award of Parent Common Stock will be subject to the same terms and conditions (including, without limitation, the same vesting conditions and vesting accelerators) as were applicable to such Company Restricted Stock award immediately prior to the Effective Time. Notwithstanding the foregoing, with respect to any Company Restricted Stock held by a grantee who is a non-employee member of the Company Board immediately prior to the Effective Time and who does not become a member of the Parent Board at the Effective Time, such Company

Restricted Stock will vest upon the Effective Time and therefore any Converted Restricted Shares issued in respect thereof will be fully vested and non-forfeitable.

2.06 Further Action.

(a) If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Merger Sub and/or the Company, then the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise, as the case may be) to take and shall take such action.

(b) If, at any time after the Partnership Merger Effective Time, any further action is determined by Parent or Parent OP to be necessary or desirable to carry out the purposes of this Agreement or to vest Parent OP with full right, title and possession of and to all rights and property of Parent OP and/or Company OP, then Parent, directly and as the general partner of Parent OP, shall be fully authorized (in the name of Parent OP, in the name of the Company OP and otherwise, as the case may be) to take and shall take such action.

2.07 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Company Merger, the Partnership Merger and the other Transactions.

2.08 Fractional Shares. No book-entry representing fractional shares of Parent Common Stock shall be made with respect to Book-Entry Shares or otherwise, and such fractional interests shall not entitle the owner thereof to voting rights or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive (aggregating for this purpose all the shares of Parent Common Stock that such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock multiplied by (b) the VWAP of Parent Common Stock. For U.S. federal and applicable state and local income tax purposes, unless otherwise required by a “final determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), the parties shall treat the receipt of cash in lieu of a fractional share of Parent Common Stock as though the recipient had received such fractional share and subsequently exchanged such fractional share for such cash in a separately taxable transaction, but in any event the receipt of such cash shall not be treated as consideration received in the “reorganization”.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE COMPANY OP

Except as set forth in (i) the Company SEC Documents filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after January 1, 2020 and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”); provided that the applicability of any such document to any representation or warranty is reasonably apparent on its face, or (ii) the letter, dated as of the date of this Agreement, from the Company and the Company OP to Parent and Parent OP (the “Company Disclosure Letter”), the Company and the Company OP, jointly and severally, represent and warrant as of the date hereof (except to the extent that a representation, warranty or the Company Disclosure Letter speaks as of another date, in which case as of such date) to Parent and Parent OP that:

3.01 Organization, Standing and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. The Company is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(b) The Company OP is duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full limited partnership power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. The Company OP is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(c) Each Company Subsidiary (i) is duly organized, validly existing, in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Section 3.01(d) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which the Company and the Company Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, including a list of each Company Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and each Company Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(e) The Company has made available to Parent (i) complete and correct copies of the Company Articles and Company Bylaws and (ii) complete and correct copies of the organizational documents or governing documents of each Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term securities).

3.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 999,998,000 shares of the Company Common Stock, 1,000 shares of non-participating, non-voting convertible stock, par value $0.01 per share (the “Company Convertible Stock”), 1,000 shares of Class A non-participating, non-voting convertible stock, par value $0.01 per share (the “Company Class A Convertible Stock”), and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the Company Convertible Stock and the Company Class A Convertible Stock, the “Company Capital Stock”). At the close of business on July 23, 2021 (the “Measurement Date”), (a) 110,293,205 shares of Company Common Stock (which includes 355,641 shares of Company Restricted Stock) were issued and outstanding and (b) no shares of Company Convertible Stock, Company Class A Convertible Stock or Company Preferred Stock were issued or outstanding. All issued and outstanding shares of the Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable, and no class of Company Capital Stock is entitled to preemptive rights. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding, except for an aggregate of 7,104,399 shares of Company Common Stock reserved for issuance upon redemption of an aggregate of 948,785 Company Class A-2 OP Units and 6,155,614 Company Class B OP Units in accordance with the Company OP Limited Partnership Agreement. There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock, the Company OP Units or the general partnership interests in the Company OP may vote (“Voting Company Debt”). Other than as set forth on Section 3.02(a) of the Company Disclosure Letter, at the close of business on the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which the Company or any Company Subsidiary was a party or by which any of them was bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking. At the close of business on the Measurement Date, (a) the Company was the sole general partner of Company OP and, as sole general partner of Company OP, owned the entire general partnership interest in Company OP; (b) (i) 110,293,205 Company Class A OP Units were issued and outstanding and all of such Company Class A OP Units were owned by the Company, (ii) 948,785 Company Class A-2 OP Units were issued and outstanding, and (iii) 6,155,614 Company Class B OP Units were issued and outstanding; (c) no preferred units of the Company OP were issued and outstanding; (d) no LTIP Units (as defined in the Company OP Limited Partnership Agreement) were issued and outstanding; and (e) no other partnership interests were issued and outstanding or issuable. There are no partners of the Company OP or holders of Company OP Units other than as set forth on Section 3.02(a) of the Company Disclosure Letter. Section 3.02(a) of the Company Disclosure Letter sets forth the number of partnership units held by each partner in the Company OP. Other than the Company Class A-2 OP Units and Company Class B OP Units owned by the limited partners of the Company OP set forth in Section 3.02(a) of the Company Disclosure Letter, the Company directly owns all of the issued and outstanding Company OP Units of the Company OP, free and clear of any Liens, and all Company OP Units have been duly authorized and validly issued and are free of preemptive rights. The Conversion Factor (as defined in the Company OP Limited Partnership Agreement) is 1.0.

(b) Except as set forth in Section 3.02(b) of the Company Disclosure Letter, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound with respect to the voting of any shares of Company Capital Stock or any capital stock of any Company Subsidiary, or (iii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of Company Capital Stock or any capital stock of any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c) Except as set forth in Section 3.02(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Company Subsidiary are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively,

“Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws.

(d) All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

3.03 Authority; Execution and Delivery; Enforceability.

(a) The Company and Company OP each has all requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company and the Company OP of this Agreement and the consummation by the Company and the Company OP of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and partnership action on the part of Company OP, respectively, and no other corporate or partnership actions on the part of the Company or the Company OP are necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Company Stockholder Approval. Each of the Company and the Company OP has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of the Company and the Company OP, enforceable against each of the Company and the Company OP in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) (clauses (i) and (ii), the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are advisable and in the best interests of the Company and (iii) recommending that the Company’s stockholders approve the Company Merger.

(c) The Company, as the sole general partner of the Company OP, has adopted this Agreement and approved the Partnership Merger and the other Transactions (the “Company OP GP Approval”).

3.04 No Conflicts; Consents.

(a) Other than as set forth in Section 3.04 of the Company Disclosure Letter, the execution and delivery by the Company and the Company OP of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Company Stockholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the charter, bylaws or other organizational documents of the Company, the Company OP or any Company Subsidiary, (ii) the Company OP Limited Partnership Agreement, (iii) any written loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument (a “Contract”), to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iv) subject to the filings and other matters referred to in Section 3.04(b), any federal, state, local or foreign judgment, injunction, order, writ, ruling or decree (“Judgment”) or any federal, state, local or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company, the Company OP or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any U.S. federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) the filing of the Partnership Certificate of Merger with the SOS and appropriate documents with the relevant authorities of the other jurisdictions in which the Company OP is qualified to do business, (v) such filings as may be required in connection with the Taxes described in Section 6.08, and (vi) such other items that would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect.

3.05 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by the Company since and including January 1, 2020 through the date of this Agreement under the Exchange Act or the Securities Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).

(b) As of its respective date, each Company SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d) None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Company SEC Documents or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Company SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed in Section 3.05(d) of the Company Disclosure Letter, (vi) as would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e) Section 3.05(e) of the Company Disclosure Letter sets forth with respect to all Indebtedness of the Company and the Company Subsidiaries for borrowed money outstanding on the date hereof: (i) the amount of such indebtedness, (ii) the lender of such indebtedness, (iii) the interest rate of such indebtedness, (iv) the maturity date of such indebtedness and (v) the collateral securing such indebtedness.

(f) Since January 1, 2020, the Company has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2020, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information required to be included in the Company’s periodic reports required under the Exchange Act, and (z) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

3.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company and Company OP for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of the Company Stockholder Meeting and Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement, at the date such materials are first mailed to the Company’s stockholders or Parent’s stockholders and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company in this Section 3.06 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Parent OP or any of their respective Representatives for inclusion or incorporation by reference therein.

3.07 Absence of Certain Changes or Events. Since January 1, 2021, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be likely to have a Company Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, the Company and each Company Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

3.08 Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Filed Company SEC Documents. Neither the Company nor any of the Company Subsidiaries has executed or filed with the Internal Revenue Service (the “IRS”) or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation). As used herein, the term “Tax Returns” means all reports, returns, declarations, or other written statements required to be supplied to a Taxing Authority in connection with Taxes.

(b) The Company (i) for each taxable year commencing with its taxable year ended December 31, 2014, and through and including the Closing Date, has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust pursuant to Sections 856 through 860 of the Code (a “REIT”), and (ii) has operated since December 31, 2014 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof.

(c) No Company Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which the Company has held, directly or indirectly, its stock, has qualified as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(d) Each Company Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e) Neither the Company nor any Company Subsidiary either (i) holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, or (ii) has disposed of any asset during its current taxable year.

(f) Since its inception, neither the Company nor any Company Subsidiary has incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) any material liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) or (iii) any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of the Company no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clauses (i), (ii), or (iii) of the preceding sentence will be imposed upon the Company or any Company Subsidiary.

(g) All material deficiencies asserted or assessments made with respect to the Company or any Company Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of the Company or any Company Subsidiary have been fully paid and, to the Knowledge of the Company, there are no other audits, examinations or other proceedings relating to any material Taxes of the Company or any Company Subsidiary by any Taxing Authority in progress. Neither the Company nor any Company Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of the Company, no such audit, examination, or other proceeding is threatened. Neither the Company nor any Company Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of the Company, no such claim is threatened.

(j) Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k) Neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(l) Neither the Company nor any Company Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between the Company and any Company Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(m) Neither the Company nor any Company Subsidiary has requested or received a private letter ruling or other similar written ruling from, or requested or entered into a binding agreement with, the IRS or other Taxing Authorities relating to Taxes.

(n) There are no Liens for Taxes (other than the Company Permitted Liens) upon any of the assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(o) Neither the Company nor any Company Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), other than as disclosed in Section 3.08(o) of the Company Disclosure Letter, and as of the date of this Agreement, no person has raised in writing, or to the knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Tax Protection Agreements.

(p) Neither the Company nor any Company Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(q) Section 3.08(q) of the Company Disclosure Letter sets forth each Company Subsidiary and whether such Company Subsidiary is, for U.S. federal income Tax purposes, a partnership, disregarded entity, Qualified REIT Subsidiary or Taxable REIT Subsidiary.

(r) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(s) Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(t) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(u) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(v) No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or any Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(w) Notwithstanding any provision herein to the contrary, the representations in this Section 3.08 are the sole representations of the Company and the Company Subsidiaries regarding their Tax matters.

3.09 Labor and Employee Relations.

(a) The Company and the Company Subsidiaries have correctly classified employees as exempt employees and non-exempt employees under the Fair Labor Standards Act and any comparable state Laws. All current consultants or independent contractors, and those who have been engaged within the past three (3) years, of each member of the Company or the Company Subsidiaries (“Company Contractors”) have been properly classified as independent contractors for purposes of Social Security Laws, Tax Laws, Laws applicable to employee benefits and/or other Laws. All Company Contractors are not, and have never been, entitled to any employment benefits from the Company or the Company Subsidiaries.

(b) Except as set forth in Section 3.09(b) of the Company Disclosure Letter, each employee of the Company or the Company Subsidiaries is terminable at will, without payment of severance or other compensation or consideration (other than compensation required to be paid under applicable Law), and without advance notice. Except as set forth in Section 3.09(b) of the Company Disclosure Letter, the Company and the Company Subsidiaries do not have any Contracts with any employees or Company Contractors currently in effect or under which there are ongoing Liabilities that are not terminable at will or upon up to 30 days’ notice (other than agreements with the sole purpose of providing for the confidentiality of proprietary information, other restrictive covenants or assignment of inventions). Except as set forth on Section 3.09(b) of the Company Disclosure Letter, all former and current employees and Company Contractors have executed the Company or the Company Subsidiaries’ standard employment agreement or consulting agreement, as applicable, and standard restrictive covenants agreement. The Company and the Company Subsidiaries has made available to Parent accurate and complete copies of all standard employment agreement(s), consulting agreement(s) and restrictive covenants agreement.

(c) The Company and the Company Subsidiaries: (i) are, and for the last three (3) years have been, in material compliance with all applicable Laws respecting employment of employees and engagement of independent contractors, including (but not limited to) employment practices, collective bargaining agreements, Social Security and Health and Safety obligations, terms and conditions of employment, termination of employment, discrimination, wages, wage protection, pay slips, notices to employees, prevention of sexual harassment, worker classification, enforcement of labor laws, hours of work, overtime and overtime payment, working during rest days, privacy issues, pay equity, background checks, drug testing, accommodations, leaves of absence, fringe benefits, and wages and hours (including, where and to the extent applicable: the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, the requirements of the Families First Coronavirus Response Act of 2020, and any similar provisions of applicable Law); (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or Company Contractors of the Company and the Company Subsidiaries; (iii) are not liable for any arrears of wages or any Taxes; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, or other benefits for employees of the Company and the Company Subsidiaries (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against the Company and the Company Subsidiaries or any Affiliate of the Company and the Company Subsidiaries under any worker’s compensation policy or long-term disability policy. In the past three (3) years, neither the Company nor the Company Subsidiaries, nor any of their officers, have received any written notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws (including Laws relating to workplace safety and health, wage and hour, and immigration) to conduct an investigation or audit relating to the Company or the Company Subsidiaries and, to the Company’s Knowledge, no such investigation is in progress.

(d) The Company and the Company Subsidiaries are not, and in the past three (3) years have not been, the subject of any audit, investigation or enforcement action by any Governmental Authority related to employment policies or practices for employees, applicants, third-party contractors, or independent contractors or consultants of the Company or the Company Subsidiaries, including but not limited to investigations or actions by the U.S. Department of Labor, the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other similar federal, state, or local Governmental Authority. In the past three (3) years, there have been no claims against the Company and the Company Subsidiaries (or any of their officers or directors (in their capacities as such)) or, to the Knowledge of the Company, threatened to be brought or filed in, by, or with any court, Governmental Authority, or arbitral forum in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor.

(e) The Company and the Company Subsidiaries are not now, and in the past three (3) years have not been, subject to a union organizing effort. The Company and the Company Subsidiaries are not subject, and have never been subject, to any collective bargaining agreement, labor contract, or any other Contract or legally binding commitment with any trade or labor union, employees’ association, works council, or similar organization, or involved in or aware of any current labor or industrial disputes or negotiations with any such body with respect to their employees or Company Contractors. The Company and the Company Subsidiaries are not engaged, and have never been engaged, in any unfair labor practice. The Company and the Company Subsidiaries have not had in the past three (3) years any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the Company or the Company Subsidiaries’ employees.

(f) No executive officer of the Company has given notice of resignation or, to the Knowledge of the Company, currently intends to terminate his or her service with the Company, and to the Knowledge of the Company, no executive officer of the Company has received or accepted an offer to join a business that is competitive with the Company’s business.

(g) In the past three (3) years, the Company and the Company Subsidiaries have not been a party to any Action, or received notice of any threatened Action, in which the Company or the Company Subsidiaries were, or are, alleged to have violated any Contract or Law relating to employment of employees or engagement of independent contractors, including equal opportunity, discrimination, whistleblowing, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, pension, severance pay, employee privacy, termination of employment or engagement, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees or independent contractors, other than any Actions that would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect.

(h) There have been no, and except as contemplated by this Agreement, and except as set forth in Section 3.09(h) of the Company Disclosure Letter, there are no anticipated, “mass layoffs,” “employment losses” or “plant closings” or comparable event as defined by the Workers Adjustment and Retraining Notification Act, as amended, or any comparable state, local, or foreign Law (“WARN Act”) at the Company or the Company Subsidiaries nor have the Company or the Company Subsidiaries engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

(i) Except as set forth in Section 3.09(i) of the Company Disclosure Letter, to the Company’s Knowledge, there have been no allegations of sexual or other harassment or discrimination or sexual misconduct involving any current or former director or officer of the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former director or officer of the Company or the Company Subsidiaries.

(j) To the Knowledge of the Company, no employee of the Company or the Company Subsidiaries or Company Contractor is subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar contracts with a third party in conflict with his or her employment or engagement with the Company or the Company Subsidiaries. The Company and the Company Subsidiaries have not received any written notice alleging that any violation of any such contracts has occurred. To the Knowledge of the Company, no employee of the Company or the Company Subsidiaries or Company Contractor is in violation of (i) any term of any employment or consulting Contract with the Company or the Company Subsidiaries or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or Company Contractor to be employed by or to render services to the Company and the Company Subsidiaries or to use trade secrets or proprietary information of others. To the Knowledge of the Company, the employment of any employee or engagement of any Company Contractor by the Company or the Company Subsidiaries does not subject the Company or the Company Subsidiaries to any Liability to any third party.

(k) The Company and the Company Subsidiaries are in compliance with all Laws (including but not limited to the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act of 2020) related to any public health emergency (including but not limited to COVID-19) with respect to employees and independent contractors applicable to any location in which the Company operates. The Company and the Company Subsidiaries have not received any complaint from any employee or Contractor alleging that the Company or the Company Subsidiaries are not in compliance with workplace Laws related to any public health emergency or failed to provide a safe working environment, appropriate equipment or accommodation in relation to any public health emergency. The Company and the Company Subsidiaries did not implement any furloughs or layoffs or reductions in hours due to COVID-19.

3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter lists each Benefit Plan that is sponsored, maintained or contributed to by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary, or under which the Company or any Company ERISA Affiliate has or may have any obligation or liability (collectively, the “Company Benefit Plans”).

(b) The Company has made available to Parent true and complete copies of the following with respect to the Company Benefit Plans, as applicable: (i) the Company Benefit Plan and current amendments thereto (and in the case of an unwritten Company Benefit Plan, a written description thereof), (ii) the most recently filed annual report on Form 5500, (iii) the most recently received IRS determination letter or opinion letter, (iv) the most recent summary plan description and all material modifications thereto, (v) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and no fact or event has occurred since the date of such determination or opinion letter that would reasonably be likely to adversely affect the qualified status of any such Company Benefit Plan.

(d) Each Company Benefit Plan has been operated in all respects in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all reports, documents and notices required to be filed with respect to each Company Benefit Plan have been timely filed.

(e) Neither the Company nor any Company ERISA Affiliate sponsors or contributes to, has sponsored or contributed to, or has any current or contingent liability under any Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, is a multiemployer plan within the meaning of Section 3(37) of ERISA, is a multiple employer plan described in Section 413 of the Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Neither the Company nor any Company Subsidiary has any liability with respect to any Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except (i) as required by Section 4980B of the Code, or (ii) coverage or benefits in the nature of severance not to exceed eighteen (18) months under the employment, severance or change in control plans or agreements listed in Section 3.10(a) of the Company Disclosure Letter.

(f) No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Company Benefit Plan before any court or arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(g) Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, materially complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Company Benefit Plan are subject to tax under Section 409A of the Code. No payment required to be made to any service provider by the Company as a result of the closing of the transaction contemplated by this Agreement will be subject to tax under Section 409A of the Code.

(h) Except as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in any payment, acceleration, vesting or creation of any rights of any person to benefits under any Company Benefit Plan. Except as set forth on Section 3.10(h) of the Company Disclosure Letter, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any employee, officer, director or other service provider of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No such current or former employee, officer, director or consultant of the Company or any Company ERISA Affiliate has any “gross up” agreements or other assurance of reimbursement for any taxes resulting from any such “excess parachute payments”.

(i) No employee of the Company or any Company Subsidiary has any entitlement to continue to be employed by the Company or any Company Subsidiary from and after the Closing.

(j) The Company and each Company ERISA Affiliate, have, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer shared responsibility provisions of the Patient Protection and Affordable Care Act).

(k) The term “Company ERISA Affiliate” means any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code.

3.11 Litigation. Except as set forth in Section 3.11 of the Company Disclosure Letter, from January 1, 2020 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any executive officer or director of the Company (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (each a “Company Specified Action”). There is no material Judgment outstanding against the Company or any Company Subsidiary or any of their respective assets. From January 1, 2020 through the date of this Agreement, the Company has not received any written notification of any, and to the Knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets that could validly give rise to a Company Specified Action.

3.12 Compliance with Applicable Laws. Since January 1, 2020, none of the Company or any Company Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (including any Law or order of any Governmental Entity relating to eviction moratoriums or other protections of residents of rental units in connection with the COVID-19 pandemic), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct its business as presently conducted except those the absence of which would not reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company or any Company Subsidiary has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business.

3.13 Environmental Matters. Section 3.13 of the Company Disclosure Letter sets forth a list of all reports related to the environmental condition of the Company Property that have been provided to Parent prior to the date hereof. Except as set forth in such reports or as would not reasonably be likely to have a Company Material Adverse Effect:

(a) to the Knowledge of the Company, the Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Permits, identification numbers and licenses required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;

(b) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other Person, has released Hazardous Substances on any real property owned, leased or operated by the Company or the Company Subsidiaries (other than in a de minimis amount in the ordinary course of business in connection with the ownership and operation of the Company Properties (e.g., cleaning and household substances), in each case, in compliance with applicable Law);

(c) none of the Company or any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e) none of the Company or any Company Subsidiary has assumed, by Contract or, to the Knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

3.14 Property.

(a) As of the date hereof, the Company or a Company Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 3.14(a) of the Company Disclosure Letter (each real property so owned, an “Owned Company Property” and, collectively, the “Owned Company Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 3.14(a) of the Company Disclosure Letter (each real property so leased, a “Leased Company Property” and, collectively, the “Leased Company Properties” and the Leased Company Properties together with the Owned Company Properties, the “Company Properties”), which comprise all of the real estate properties owned or leased by the Company and the Company Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Company Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the Company’s consolidated balance sheet for the year ended December 31, 2020, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Company Permitted Liens.

(c) Copies of each commercial lease entered into by the Company or a Company Subsidiary and forms of residential tenant leases for each state in which the Company or a Company Subsidiary operates have been made available to Parent on or prior to the date hereof, and to the Knowledge of the Company, each Company Lease is in substantially the form provided for in the state in which such Owned Company Property is located.

(d) The rent rolls for each of the Company Properties, as of March 31, 2021, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, are true and correct in all material respects with respect to Owned Company Properties and (i) correctly reference each lease or sublease that was in effect as of such date, and to which the Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Owned Company Properties (each a “Company Lease” and collectively, the “Company Leases”) and (ii) identify the rent payable under the Company Lease as of such date with respect to Owned Company Properties. The Company has provided or made available to Parent a list of all security deposit amounts held as of the date hereof under the Company Leases and such security deposits are in the amounts required by the applicable Company Lease as of the date hereof and which security deposits have been held and applied in all material respects in accordance with Law and the applicable Company Leases as of the date hereof.

(e) With respect to Owned Company Properties as of the date hereof, the Owned Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens. With respect to Leased Company Properties as of the date hereof, to the Knowledge of the Company, the Leased Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens.

(f) Valid policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Company Subsidiary’s fee simple title to or leasehold interest in each Company Property, subject to the matters disclosed on the Company Title Insurance Policies and Company Permitted Liens. As of the date of this Agreement, to the Knowledge of the Company, each Company Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(g) To the Knowledge of the Company, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful egress and ingress to and from any of the Company Properties has been obtained and is in full force and effect, except for any such permits and approvals that (A) are being sought in connection with the development or redevelopment of any Company Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be likely to have a Company Material Adverse Effect, and (ii) neither the Company nor any Company Subsidiary has received written notice of any violation of any Law affecting any of the Company Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company, except for Company Permitted Liens, the buildings and improvements on the Company Properties are located within the boundary lines of the Company Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Company Property, in each case in a way that would reasonably be likely to result in a Company Material Adverse Effect.

(h) As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Company Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Company Property which in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There are no material unrestored casualties to any Company Property or any part thereof. The physical condition of the Company Property is sufficient to permit the continued conduct of the business as presently conducted subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business consistent with past practice.

(i) Section 3.14(i) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all of the leases, subleases and licenses entitling the Company or any Company Subsidiary to the use or occupancy of each of the Leased Company Properties (the “Company Real Property Leases”). The Company has made available to Parent copies of each Company Real Property Lease and all amendments or other modifications thereto, which copies are correct and complete. To the Knowledge of the Company, as of the date hereof, each Company Real Property Lease is in full force and effect and neither the Company nor any Company Subsidiary has received a written notice that it is in default under any Company Real Property Lease which remains uncured. Neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Company Real Property Lease in any material respect. No event has occurred which would result in a material breach or violation of, or a default under, any Company Real Property Lease by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other person thereto (in each case, with or without notice or lapse of time or both). Each Company Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto. Except as set forth on Section 3.14(i) of the Company Disclosure Letter, to the Knowledge of the Company, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Company Real Property Lease.

(j) Section 3.14(j) of the Company Disclosure Letter lists (i) each Company Property that is under development as of the date hereof (other than normal repair and maintenance) and describes the status of such development as of the date hereof or (ii) each Company Property that is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, as of the date hereof, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(k) As of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Company Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof. Except as set forth on Section 3.14(k) of the Company Disclosure Letter, as of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired purchase agreements, option agreements, rights of first offer, rights of first negotiation or rights or first refusal with respect to the purchase of any real property, or any Contract for sale, ground lease or letter of intent to purchase or ground lease for any real property.

(l) As of the date hereof, none of the Company or any Company Subsidiary is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or a Company Subsidiary.

(m) The Company or a Company Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy). None of the Company’s or such Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens.

3.15 Intellectual Property. Except as individually or in the aggregate would not reasonably be likely to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to the Company or any Company Subsidiary that is necessary for the conduct of the business of the Company and the

Company Subsidiaries, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company or such Company Subsidiary has the right to use such Company Intellectual Property in the operation of its business as currently conducted, (c) all fees and filings required to maintain any registration of any Intellectual Property used by the Company have been paid or timely filed, are current and are not in default or in arrears, (d) to the Knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, and (e) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary.

3.16 Contracts.

(a) Except for (x) this Agreement, (y) Contracts listed on Section 3.16 of the Company Disclosure Letter and (z) Contracts filed as exhibits to the Filed Company SEC Documents, as of the date of this Agreement, none of the Company or the Company Subsidiaries is a party to or bound by any of the following Contracts (each such Contract, a “Company Material Contract”):

(i) any Contract that would be required to be filed by the Company as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”);

(ii) any Contract containing covenants binding upon the Company or the Company Subsidiaries that materially restrict the ability of the Company or any of the Company Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Company, Parent OP or any of their respective Affiliates) to compete in any business or geographic area or with any Person;

(iii) any Contract pursuant to which the Company or any Company Subsidiary is subject to continuing indemnification or “earn-out” obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be likely to result in payments by the Company or any Company Subsidiary in excess of $250,000;

(iv) any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(v) any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property, including any Company Property or any asset that, if purchased by the Company or any Company Subsidiary, would be a Company Property;

(vi) any Contract concerning an interest rate cap, interest rate collar, interest rate swap, or currency hedging transaction to which the Company or any Company Subsidiary is a party;

(vii) any Contract that requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii) any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in the Company or any Company Subsidiary) in excess of $1,000,000;

(ix) any Contract that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary; or

(x) any Contract that prohibits the pledging of the Company Capital Stock or any capital stock of any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary.

(b) As of the date hereof, each of the Company Material Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to the Company and any Company Subsidiary. As of the date hereof, each of the Company and the Company Subsidiaries has complied in all material respects with the terms and conditions of the Company Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

3.17 Insurance. The Company and the Company Subsidiaries have policies of insurance covering the Company, the Company Subsidiaries and their respective properties and assets, in such amounts and with respect to such risks and losses, which the Company believes are adequate for the operation of its business and the protection of its assets. All such insurance policies of the Company and each Company Subsidiary are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid, and the Company and each Company Subsidiary are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums, or to be in compliance that would not reasonably be likely to have a Company Material Adverse Effect. As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

3.18 Interested Party Transactions. Except as disclosed on Section 3.18 of the Company Disclosure Letter, none of the Company or any Company Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, stockholder that beneficially owns 5% or more of the Company Common Stock or the Company OP Units, or director or executive officer of the Company or any Company Subsidiary, on the other hand, other than transactions pursuant to, or Contracts constituting, a Company Benefit Plan listed in Section 3.10(a) of the Company Disclosure Letter, and no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.19 Vote Required. Assuming the accuracy of the representation in Section 4.22, the Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to approve the Company Merger. Other than the Company OP GP Approval and as set forth in Section 3.19 of the Company Disclosure Letter, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Company OP is necessary to approve this Agreement, the Partnership Merger and the other Transactions.

3.20 Brokers. Neither the Company, the Company OP nor any of the Company or the Company OP’s officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that the Company has engaged RBC Capital Markets, LLC as the Company’s financial advisor, whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with such firm.

3.21 Opinion of Financial Advisor. The Company Board has received an opinion of RBC Capital Markets, LLC to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than, as applicable, Parent, Parent OP, Merger Sub and their respective Affiliates).

3.22 Takeover Statutes. Assuming the accuracy of the representation in Section 4.22, the Company Board has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement, the Company Merger, the Partnership Merger or the other Transactions. None of the Company, the Company OP or any other Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL.

3.23 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

3.24 Dissenters’ Rights. No dissenters’, appraisal or similar rights are available under the Company Articles or the limited partnership agreement of the Company OP to the holders of Company Common Stock or Company OP Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

3.25 Hart-Scott-Rodino Antitrust Improvements Act. In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 4.26, the Transactions are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because the Company is a REIT.

3.26 No Other Representations and Warranties. Each of the Company and the Company OP acknowledges and agrees that, except for the representations and warranties contained in Article IV, (a) none of Parent, Parent OP, or Merger Sub makes, or has made, and the Company and the Company OP have not relied upon, any representation or warranty, whether express or implied, relating to itself or its business, affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by Parent, Parent OP, or Merger Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company or the Company OP as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company, the Company OP or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT, PARENT OP AND MERGER SUB

Except as set forth in (i) the Parent SEC Documents filed with the SEC on or after January 1, 2020 and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”); provided that the applicability of any such document to any representation or warranty is reasonably apparent on its face, or (ii) the letter, dated as of the date of this Agreement, from Parent, Parent OP and Merger Sub to the Company and the Company OP (the “Parent Disclosure Letter”), Parent, Parent OP and Merger Sub, jointly and severally, represent and warrant as of the date hereof (except to the extent that a representation, warranty or the Parent Disclosure Letter speaks as of another date, in which case as of such date) to the Company and the Company OP that:

4.01 Organization, Standing and Power.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(b) Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(c) Merger Sub is a limited liability company formed, validly existing and in good standing under the Laws of the State of Maryland and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. Parent is the sole member of, and owns 100% of the membership interests in, Merger Sub.

(d) Each of Parent, Parent OP and Merger Sub is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

(e) Each Parent Subsidiary (i) is duly organized, validly existing, in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Section 4.01(f) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which Parent and the Parent Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by Parent in each Parent Subsidiary, including a list of each Parent Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each Parent Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(g) Parent has made available to the Company complete and correct copies of the organizational documents or governing documents of Parent and Parent OP and each other Parent Subsidiary, including without limitation complete and correct copies of the Parent Articles and Parent Bylaws.

(h) Neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term securities).

4.02 Capital Structure.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of the Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date, (a) 105,113,103 shares of the Parent Common Stock were issued and outstanding, including 260,296 restricted shares, and (b) no shares of Parent Preferred Stock were issued or outstanding. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of Parent is entitled to preemptive rights. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding except for (1) an aggregate of 552,361 shares of Parent Capital Stock reserved for issuance upon redemption of an aggregate of 552,361 Parent OP Common Units in accordance with the current limited partnership agreement of Parent OP, and (2) assuming payout of performance share units at target, an aggregate of 1,083,009 shares of Parent Capital Stock reserved for issuance upon settlement or redemption of any restricted share units or performance share units granted under Parent’s 2016 Long Term Incentive Plan. There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Parent Common Stock, the Parent OP Common Units or the general partnership interests in Parent OP may vote (“Voting Parent Debt”). As of the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which Parent or any Parent Subsidiary was a party or by which any of them was bound (i) obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Parent or of any Parent Subsidiary or any Voting Parent Debt or (ii) obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking. At the close of business on the Measurement Date, there are 105,665,564 Parent OP Common Units issued and outstanding and no preferred units of Parent OP issued and outstanding. There are no partners of Parent OP or holders of Parent OP Common Units other than as set forth on Section 4.02(a) of the Parent Disclosure Letter. Section 4.02(a) of the Parent Disclosure Letter sets forth the number of partnership units held by each partner in Parent OP. Parent is the sole general partner of Parent OP and owns the general partnership interest free and clear of any Liens and all Parent OP Common Units have been duly authorized and validly issued and are free of preemptive rights. The representations and warranties set forth in this Section 4.02 shall be qualified by the Parent Common Stock Offering as described in Section 6.10.

(b) Except as set forth above and as set forth on Section 4.02(b) of the Parent Disclosure Letter, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Parent or any Parent Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound with respect to the voting of any shares of capital stock of Parent or any Parent Subsidiary, or (iii) contractual obligations or commitments of any character to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c) Except as set forth on Section 4.02(c) of the Parent Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Parent Subsidiary are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws.

(d) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

4.03 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent, Parent OP and Merger Sub has all requisite corporate, limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by each of Parent, Parent OP and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, partnership action on the part of Parent OP, and limited liability company action on the part of Merger Sub, and no other corporate, limited partnership or limited liability company actions, as applicable, on the part of Parent, Parent OP and Merger Sub are necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Parent Stockholder Approval. Each of Parent, Parent OP and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligations of Parent, Parent OP and Merger Sub, respectively, enforceable against each of Parent, Parent OP and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board, at a meeting duly called and held, duly adopted resolutions approving this Agreement, the Merger and the other Transactions, and (ii) recommending that Parent’s stockholders approve the issuance of Parent Common Stock in the Company Merger as contemplated by this Agreement.

(c) Parent, as the sole general partner of Parent OP, has adopted this Agreement and approved the Partnership Merger and the other Transactions (“Parent OP GP Approval”).

(d) Parent, as the sole member of the Merger Sub, has approved this Agreement, the Company Merger and the other Transactions.

4.04 No Conflicts; Consents.

(a) Except as set forth on Section 4.04(a) of the Parent Disclosure Letter, the execution and delivery by each of Parent, Parent OP and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Parent Stockholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Parent OP or any Parent Subsidiaries under, any provision of (i) the charter, bylaws or other organizational documents of Parent, Parent OP and Merger Sub or any Parent Subsidiaries, (ii) any Contract to which Parent, Parent OP, Merger Sub or any Parent Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent, Parent OP, Merger Sub or any Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent, Parent OP or any Parent Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT, (iv) the filing of the Partnership Certificate of Merger and the Company Certificate of Merger with the SOS, (v) such filings as may be required in connection with the Taxes described in Section 6.08, (vi) such filings as may be required under the rules and regulations of the NYSE and

(vii) such other items that would not reasonably be likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.05 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by Parent since and including January 1, 2020 through the date of this Agreement under the Exchange Act or Securities Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”).

(b) As of its respective date, each Parent SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, each as in effect on the date so filed. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents, complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with GAAP in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d) None of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Parent SEC Documents or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Parent SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed on Section 4.05(d) of the Parent Disclosure Letter, (vi) as would not reasonably be likely to, individually or in the aggregate, have a Parent Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e) Section 4.05(e) of the Parent Disclosure Letter sets forth with respect to all Indebtedness of Parent and the Parent Subsidiaries for borrowed money outstanding on the date hereof: (i) the amount of such indebtedness, (ii) the lender of such indebtedness, (iii) the interest rate of such indebtedness, (iv) the maturity date of such indebtedness and (v) the collateral securing such indebtedness.

(f) Since January 1, 2020, Parent has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2020, (x) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in Parent’s periodic reports required under the Exchange Act, and (z) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of the Parent Board (and made summaries of such disclosures available to the Company) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

4.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Parent OP and Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of the Company Stockholder Meeting and Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement, at the date such materials are first mailed to the Company’s stockholders or Parent’s stockholders and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent, Parent OP and Merger Sub in this Section 4.06 with respect to statements made or incorporated by reference therein based on information supplied by the Company, the Company OP, or any of their respective Representatives for inclusion or incorporation by reference therein.

4.07 Absence of Certain Changes or Events. Since January 1, 2021, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be likely to have a Parent Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, Parent and each Parent Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

4.08 Taxes.

(a) Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in Parent’s most recent financial statements contained in the Filed Parent SEC Documents. Neither Parent nor any of the Parent Subsidiaries has executed or filed with the IRS or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation).

(b) Parent (i) for each taxable year commencing with its taxable year ended December 31, 2011, and through and including the Closing Date, has been organized in conformity with the requirements for qualification and taxation as a REIT and (ii) has operated since March 26, 2011 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof.

(c) No Parent Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which Parent has held, directly or indirectly, its stock, has qualified as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(d) Each Parent Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e) Neither Parent nor any Parent Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any asset during its current taxable year.

(f) Since its inception, neither Parent nor any Parent Subsidiary has incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) any material liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) or (iii) any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of Parent no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clauses (i), (ii), or (iii) of the preceding sentence will be imposed upon Parent or any Parent Subsidiary.

(g) All material deficiencies asserted or assessments made with respect to Parent or any Parent Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of Parent or any Parent Subsidiary have been fully paid and, to the Knowledge of Parent, there are no other audits, examinations or other proceedings relating to any material Taxes of Parent or any Parent Subsidiary by any Taxing Authority in progress. Neither Parent nor any Parent Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of Parent, no such audit, examination, or other proceeding is threatened. Neither Parent nor any Parent Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) No claim has been made in writing by a Taxing Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that Parent or any such Parent Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of Parent, no such claim is threatened.

(j) Neither Parent nor any Parent Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k) Neither Parent nor any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law.

(l) Neither Parent nor any Parent Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between Parent and any Parent Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(m) Neither Parent nor any Parent Subsidiary has requested or received a private letter ruling from, or other similar written ruling from, or requested or entered into a binding agreement with, the IRS or other Taxing Authorities relating to Taxes.

(n) There are no Liens for Taxes (other than the Parent Permitted Liens) upon any of the assets of Parent or any Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(o) Neither the Parent nor any Parent Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), other than as disclosed in Section 4.08(o) of the Parent Disclosure Letter, and as of the date of this Agreement, no person has raised in writing, or to the knowledge of the Parent threatened to raise, a material claim against the Parent or any Parent Subsidiary for any breach of any Tax Protection Agreements.

(p) Neither Parent nor any Parent Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(q) Section 4.08(q) of the Parent Disclosure Letter sets forth each Parent Subsidiary and whether such Parent Subsidiary is, for U.S. federal income Tax purposes, a partnership, disregarded entity, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(r) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(s) Neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(t) Neither the Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Parent Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract or otherwise.

(u) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(v) No written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or any Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(w) Notwithstanding any provision herein to the contrary, the representations in this Section 4.08 are the sole representations of Parent and the Parent Subsidiaries regarding their Tax matters.

4.09 Labor Relations.

(a) Parent and the Parent Subsidiaries have correctly classified employees as exempt employees and non-exempt employees under the Fair Labor Standards Act and any comparable state Laws. All current consultants or independent contractors, and those who have been engaged within the past three (3) years, of each member of Parent or the Parent Subsidiaries (“Parent Contractors”) have been properly classified as independent contractors for purposes of Social Security Laws, Tax Laws, Laws applicable to employee benefits and/or other Laws. All Parent Contractors are not, and have never been, entitled to any employment benefits from Parent or the Parent Subsidiaries.

(b) Except as set forth in Section 4.09(b) of Parent Disclosure Letter, each employee of Parent or the Parent Subsidiaries is terminable at will, without payment of severance or other compensation or consideration (other than compensation required to be paid under applicable Law), and without advance notice. Except as set forth in Section 4.09(b) of Parent Disclosure Letter, Parent and the Parent Subsidiaries do not have any Contracts with any employees or Parent Contractors currently in effect or under which there are ongoing Liabilities that are not terminable at will or upon up to 30 days’ notice (other than agreements with the sole purpose of providing for the confidentiality of proprietary information, other restrictive covenants or assignment of inventions). Except as set forth on Section 4.09(b) of Parent Disclosure Letter, all Parent Contractors have executed a standard independent contractor or consulting agreement, as applicable, which includes usual and customary terms and conditions in light of the services contemplated by such agreement. Parent and the Parent Subsidiaries have made available to the Company accurate and complete copies of all standard employment agreement(s), consulting agreement(s) and restrictive covenants agreement.

(c) Parent and the Parent Subsidiaries: (i) are, and for the last three (3) years have been, in material compliance with all applicable Laws respecting employment of employees and engagement of independent contractors, including (but not limited to) employment practices, collective bargaining agreements, Social Security and Health and Safety obligations, terms and conditions of employment, termination of employment, discrimination, wages, wage protection, pay slips, notices to employees, prevention of sexual harassment, worker classification, enforcement of labor laws, hours of work, overtime and overtime payment, working during rest days, privacy issues, background checks, drug testing, accommodations, leaves of absence, fringe benefits, and wages and hours (including, where and to the extent applicable: the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, the requirements of the Families First Coronavirus Response Act of 2020, and any similar provisions of applicable Law); (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or Parent Contractors of Parent and the Parent Subsidiaries; (iii) are not liable for any arrears of wages or any Taxes; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits or other benefits for employees of Parent and the Parent Subsidiaries (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of Parent, threatened Actions against Parent and the Parent Subsidiaries or any Affiliate of Parent and the Parent Subsidiaries under any worker’s compensation policy or long-term disability policy. In the past three (3) years, neither Parent nor the Parent Subsidiaries, nor any of their officers, have received any written notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws (including Laws relating to workplace safety and health, wage and hour, and immigration) to conduct an investigation or audit relating to Parent or the Parent Subsidiaries and, to Parent’s Knowledge, no such investigation is in progress.

(d) Parent and the Parent Subsidiaries are not now, and in the past three (3) years have not been, subject to a union organizing effort. Parent and the Parent Subsidiaries are not subject, and have never been subject, to any collective bargaining agreement, labor contract, or any other Contract or legally binding commitment with any trade or labor union, employees’ association, works council, or similar organization, or involved in or aware of any current labor or industrial disputes or negotiations with any such body with respect to their employees or Parent Contractors. Parent and the Parent Subsidiaries are not engaged, and have never been engaged, in any unfair labor practice. Parent and the Parent Subsidiaries have not had in the past three (3) years any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of Parent or the Parent Subsidiaries’ employees.

(e) No executive officer of the Parent has given notice of resignation or, to the Knowledge of Parent, currently intends to terminate his or her service with Parent, and to the Knowledge of Parent, no executive officer of Parent has received or accepted an offer to join a business that is competitive with Parent’s business.

(f) In the past three (3) years, Parent and the Parent Subsidiaries have not been a party to any Action, or received written notice of any threatened Action, in which Parent or the Parent Subsidiaries were, or are, alleged to have violated any Contract or Law relating to employment of employees or engagement of independent contractors, including equal opportunity, discrimination, whistleblowing, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, pension, severance pay, employee privacy, termination of employment or engagement, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees or independent contractors, other than any Actions that would not reasonably be likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

(g) There have been no “mass layoffs,” “employment losses” or “plant closings” or comparable event as defined by the WARN Act at Parent or the Parent Subsidiaries nor have Parent or the Parent Subsidiaries engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.

(h) To Parent’s Knowledge, there have been no allegations of sexual or other harassment or discrimination or sexual misconduct involving any current or former director or officer of Parent or the Parent Subsidiaries. Parent and the Parent Subsidiaries have not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former director or officer of Parent or the Parent Subsidiaries.

(i) Parent and the Parent Subsidiaries are in compliance with all Laws (including but not limited to the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act of 2020) related to any public health emergency (including but not limited to COVID-19) with respect to employees and independent contractors applicable to any location in which Parent operates. Parent and the Parent Subsidiaries have not received any complaint from any employee or Contractor alleging that Parent or the Parent Subsidiaries are not in compliance with workplace Laws related to any public health emergency or failed to provide a safe working environment, appropriate equipment or accommodation in relation to any public health emergency. Parent and the Parent Subsidiaries did not implement any furloughs or layoffs or reductions in hours due to COVID-19.

(j) To the Knowledge of Parent, no employee of Parent or the Parent Subsidiaries or Parent Contractor is subject to any non-compete, non-solicitation, non-disclosure, confidentiality, employment, consulting or similar contracts with a third party that are in conflict with his/her employment or engagement with Parent or the

Parent Subsidiaries. Parent and the Parent Subsidiaries have not received any written notice alleging that any violation of any such contracts has occurred. To the Knowledge of Parent, no employee of Parent or the Parent Subsidiaries or Parent Contractor is in violation of (i) any term of any employment or consulting Contract with Parent or the Parent Subsidiaries or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or Parent Contractor to be employed by or to render services to Parent and the Parent Subsidiaries or to use trade secrets or proprietary information of others. To the Knowledge of Parent, the employment of any employee or engagement of any Contractor by Parent or the Parent Subsidiaries does not subject Parent or the Parent Subsidiaries to any Liability to any third party.

4.10 Employee Benefits.

(a) Section 4.10(a) of the Parent Disclosure Letter lists each Benefit Plan that is sponsored, maintained or contributed to by Parent or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of Parent or any Parent Subsidiary, or under which Parent or any Parent ERISA Affiliate has or may have any obligation or liability (collectively, the “Parent Benefit Plans”).

(b) Parent has made available to Parent true and complete copies of the following with respect to Parent Benefit Plans, as applicable: (i) the Parent Benefit Plan and current amendments thereto (and in the case of an unwritten Parent Benefit Plan, a written description thereof), (ii) the most recently filed annual report on Form 5500, (iii) the most recently received IRS determination letter or opinion letter, (iv) the most recent summary plan description and all material modifications thereto, (v) the most recent actuarial report or other financial statement relating to such Parent Benefit Plan, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and no fact or event has occurred since the date of such determination or opinion letter that would reasonably be likely to adversely affect the qualified status of any such Parent Benefit Plan.

(d) Each Parent Benefit Plan has been operated in all respects in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all reports, documents and notices required to be filed with respect to each Parent Benefit Plan have been timely filed.

(e) Neither Parent nor any Parent ERISA Affiliate sponsors or contributes to, has sponsored or contributed to, or has any current or contingent liability under any Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, is a multiemployer plan within the meaning of Section 3(37) of ERISA, is a multiple employer plan described in Section 413 of the Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Neither Parent nor any Parent Subsidiary has any liability with respect to any Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of Parent or any Parent Subsidiary, except (i) as required by Section 4980B of the Code or (ii) coverage or benefits in the nature of severance not to exceed eighteen (18) months under the employment, severance or change in control plans or agreements listed in Section 4.10(a) of the Parent Disclosure Letter.

(f) No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of Parent, is threatened against or threatened to involve, any Parent Benefit Plan before any court or arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(g) Each Parent Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, materially complies in both form and operation with the requirements of

Section 409A of the Code so that no amounts paid pursuant to any such Parent Benefit Plan are subject to tax under Section 409A of the Code. No payment required to be made to any service provider by Parent as a result of the closing of the transaction contemplated by this Agreement will be subject to tax under Section 409A of the Code.

(h) Except as set forth on Section 4.10(h) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in any payment, acceleration, vesting or creation of any rights of any person to benefits under any Parent Benefit Plan. Except as set forth on Section 4.10(h) of the Parent Disclosure Letter, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any employee, officer, director or other service provider of Parent or any Parent Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No such current or former employee, officer, director or consultant of the Parent or any Parent ERISA Affiliate has any “gross up” agreements or other assurance of reimbursement for any taxes resulting from any such “excess parachute payments”.

(i) No employee of Parent or any Parent Subsidiary has any entitlement to continue to be employed by Parent or any Parent Subsidiary from and after the Closing.

(j) The Parent and each Parent ERISA Affiliate, have, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer shared responsibility provisions of the Patient Protection and Affordable Care Act).

(k) The term “Parent ERISA Affiliate” means any entity that, together with Parent, would be treated as a single employer under Section 414 of the Code.

4.11 Litigation. From January 1, 2020 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any executive officer or director of Parent (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (each a “Parent Specified Action”). There is no material Judgment outstanding against Parent or any Parent Subsidiary or any of their respective assets. From January 1, 2020 through the date of this Agreement, Parent has not received any written notification of any, and to the Knowledge of Parent there is no, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective assets that, could validly give rise to a Parent Specified Action.

4.12 Compliance with Applicable Laws. Since January 1, 2020, none of Parent or any Parent Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound (including any Law or order of any Governmental Entity relating to eviction moratoriums or other protections of residents of rental units in connection with the COVID-19 pandemic), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has all Permits necessary to conduct its business as presently conducted except those the absence of which would not reasonably be likely to have a Parent Material Adverse Effect. To the Knowledge of Parent, none of Parent or any Parent Subsidiary has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business.

4.13 Environmental Matters. Section 4.13 of the Parent Disclosure Letter sets forth a list of all reports related to the environmental condition of the Parent Property that have been provided to the Company prior to the date hereof. Except as set forth in such reports or as would not reasonably be likely to have a Parent Material Adverse Effect:

(a) to the Knowledge of Parent, Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Environmental Permits and (iii) are in compliance with their respective Environmental Permits;

(b) none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any other Person, has released Hazardous Substances on any real property owned, leased or operated by Parent or the Parent Subsidiaries (other than in a de minimis amount in the ordinary course of business in connection with the ownership and operation of the Parent Properties (e.g., cleaning and household substances), in each case, in compliance with applicable Law);

(c) none of Parent or any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d) none of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of Parent, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e) none of Parent or any Parent Subsidiary has assumed, by Contract or, to the Knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

4.14 Property.

(a) As of the date hereof, Parent or a Parent Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 4.14(a)(i) of the Parent Disclosure Letter (each real property so owned, an “Owned Parent Property” and, collectively, the “Owned Parent Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 4.14(a)(ii) of the Parent Disclosure Letter (each real property so leased, a “Leased Parent Property” and, collectively, the “Leased Parent Properties” and the Leased Parent Properties together with the Owned Parent Properties, the “Parent Properties”), which comprise all of the real estate properties owned or leased by Parent and the Parent Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Parent Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in Parent’s consolidated balance sheet for the year ended December 31, 2020, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Parent Permitted Liens.

(c) Copies of each commercial lease entered into by the Company or a Company Subsidiary and forms of residential tenant leases for each state in which Parent or a Parent Subsidiary operates have been made available to the Company on or prior to the date hereof, and to the Knowledge of Parent, each Parent Lease is in substantially the form provided for in the state in which such Owned Parent Property is located.

(d) The rent rolls for each of the Parent Properties, as of May 25, 2021, which rent rolls have previously been made available by or on behalf of Parent or any Parent Subsidiary to the Company, are true and correct in all material respects with respect to Owned Parent Properties and (i) correctly reference each lease or sublease that was in effect as of such date, and to which Parent or a Parent Subsidiary is a party as lessor or sublessor with respect to each of the Owned Parent Properties (each a “Parent Lease” and collectively the “Parent Leases”) and (ii) identify the rent payable under the Parent Lease as of such date with respect to Owned Parent Properties. Parent has provided or made available to the Company a list of all security deposit amounts held as of May 25, 2021 under the Parent Leases and such security deposits are in the amounts required by the applicable Parent Lease as of the date hereof and which security deposits have been held and applied in all material respects in accordance with Law and the applicable Parent Leases as of the date hereof.

(e) With respect to Owned Parent Properties as of the date hereof, the Owned Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens. With respect to Leased Parent Properties as of the date hereof, to the Knowledge of Parent, the Leased Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens.

(f) Valid policies of title insurance (each a “Parent Title Insurance Policy”) have been issued insuring, as of the effective date of each such Parent Title Insurance Policy, Parent’s or the applicable Parent Subsidiary’s fee simple title to or leasehold interest in each Parent Property, subject to the matters disclosed on the Parent Title Insurance Policies and Parent Permitted Liens. As of the date of this Agreement, to the Knowledge of Parent, each Parent Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(g) To the Knowledge of Parent, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful egress and ingress to and from any of the Parent Properties has been obtained and is in full force and effect, except for any such permits and approvals (A) that are being sought in connection with the development or redevelopment of any Parent Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be likely to have a Parent Material Adverse Effect and (ii) neither Parent nor any Parent Subsidiary has received written notice of any material violation of any Law affecting any of the Parent Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. To the Knowledge of Parent, except for Parent Permitted Liens, the buildings and improvements on the Parent Properties are located within the boundary lines of the Parent Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Parent Property, in each case in a way that would reasonably be likely to result in a Parent Material Adverse Effect.

(h) As of the date hereof, neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Parent Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Parent Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Parent Property, which in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be likely to have, a Parent Material Adverse Effect. There are no material unrestored casualties to any Parent Property or any part thereof. The physical condition of the Parent Property is sufficient to permit the continued conduct of the business as presently conducted subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business, consistent with past practice.

(i) Section 4.14(i) of the Parent Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all of the leases, subleases and licenses entitling Parent or any Parent Subsidiary to the use or occupancy of each of the Leased Parent Properties (the “Parent Real Property Leases”). Parent has made available to the Company copies of each Parent Real Property Lease and all amendments or other modifications thereto, which copies are correct and complete. To the Knowledge of Parent, as of the date hereof, each Parent Real Property Lease is in full force and effect and neither Parent nor any Parent Subsidiary has received a written notice that it is in default under any Parent Real Property Lease which remains uncured. Neither Parent nor any Parent Subsidiary is and, to the Knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Real Property Lease in any material respect. No event has occurred which would result in a material breach or violation of, or a default under, any Parent Real Property Lease by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other person thereto (in each case, with or without notice or lapse of time or both). Each Parent Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or the applicable Parent Subsidiary and, to the Knowledge of Parent, with respect to the other parties thereto. Except as set forth on Section 4.14(i) of the Parent Disclosure Letter, to the Knowledge of Parent, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than Parent or a Parent Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Parent Real Property Lease.

(j) Section 4.14(j) of the Parent Disclosure Letter lists (i) each Parent Property that is under development as of the date hereof (other than normal repair and maintenance) and describes the status of such development as of the date hereof or (ii) each Parent Property that is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, as of the date hereof, in each case other than those (A) pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business or (B) pertaining to Parent’s value add program as generally described in documents filed or furnished with the SEC by Parent.

(k) As of the date hereof, none of Parent or any Parent Subsidiary has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof. Except as set forth on Section 4.14(k) of the Parent Disclosure Letter, as of the date hereof, none of Parent or any Parent Subsidiary has entered into or is a party to any unexpired purchase agreements, option agreements, rights of first offer, rights of first negotiation or rights or first refusal with respect to the purchase of any real property, or any Contract for sale, ground lease or letter of intent to purchase or ground lease for any real property.

(l) As of the date hereof, none of Parent or any Parent Subsidiary is a party to any agreement relating to the management of any of the Parent Properties by a party other than Parent or a Parent Subsidiary.

(m) Parent or a Parent Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy). None of Parent’s or such Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens.

4.15 Intellectual Property. Except as individually or in the aggregate would not reasonably be likely to have a Parent Material Adverse Effect, (a) to the Knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to Parent or any Parent

Subsidiary that is necessary for the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole, as currently conducted (“Parent Intellectual Property”), Parent or such Parent Subsidiary has the right to use such Parent Intellectual Property in the operation of its business as currently conducted, (c) all fees and filings required to maintain any registration of any Intellectual Property used by Parent have been paid or timely filed, are current and are not in default or in arrears, (d) to the Knowledge of Parent, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary, and (e) there are no pending or, to the Knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary.

4.16 Contracts.

(a) Except for (x) this Agreement, (y) Contracts listed on Section 4.16 of the Parent Disclosure Letter and (z) Contracts filed as exhibits to the Filed Parent SEC Documents, as of the date of this Agreement, none of Parent or the Parent Subsidiaries is a party to or bound by any of the following (each such Contract, a “Parent Material Contract”):

(i) any Contract that would be required to be filed by Parent as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii) any Contract containing covenants binding upon Parent or the Parent Subsidiaries that materially restrict the ability of Parent or any of the Parent Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Company, Parent OP or any of their respective Affiliates) to compete in any business or geographic area or with any Person;

(iii) any Contract pursuant to which Parent or any Parent Subsidiary is subject to continuing indemnification or “earn-out” obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be likely to result in payments by Parent or any Parent Subsidiary in excess of $250,000;

(iv) any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(v) any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property, including any Parent Property or any asset that, if purchased by Parent or any Parent Subsidiary, would be a Parent Property;

(vi) any Contract concerning an interest rate cap, interest rate collar, interest rate swap, or currency hedging transaction to which Parent or any Parent Subsidiary is a party;

(vii) any Contract that requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii) any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which Parent or any Parent Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in Parent or any Parent Subsidiary) in excess of $1,000,000;

(ix) any Contract that obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary; or

(x) any Contract that prohibits the pledging of the capital stock of Parent or any Parent Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary.

(b) As of the date hereof, each of the Parent Material Contracts is valid, binding and enforceable on Parent or the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to Parent and any Parent Subsidiary. As of the date hereof, each of Parent and the Parent Subsidiaries has complied in all material respects with the terms and conditions of Parent Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

4.17 Insurance. Parent and the Parent Subsidiaries have policies of insurance covering Parent, the Parent Subsidiaries and their respective properties and assets, in such amounts and with respect to such risks and losses, which Parent believes are adequate for the operation of its business and the protection of its assets. All such insurance policies of Parent and each Parent Subsidiary are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid, and Parent and each Parent Subsidiary are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums, or to be in compliance that would not reasonably be likely to have a Parent Material Adverse Effect. As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

4.18 Interested Party Transactions. Except as set forth in Section 4.18 of the Parent Disclosure Letter, none of Parent or any Parent Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, stockholder that beneficially owns 5% or more of the Parent Common Stock, or director or executive officer of Parent or any Parent Subsidiary, on the other hand, other than transactions pursuant to, or Contracts constituting, a Parent Benefit Plan listed in Section 4.10(a) of the Parent Disclosure Letter, and no event has occurred since the date of Parent’s last proxy statement to its stockholders that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.19 Vote Required. Assuming the accuracy of the representation in the last sentence of Section 3.22, the Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt this Agreement and approve the Merger, the issuance of Parent Common Stock in the Company Merger and the other Transactions. Other than the Parent OP GP Approval, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Parent OP is necessary to approve this Agreement, the Partnership Merger, the issuance of Parent OP Common Units in the Partnership Merger and the other Transactions.

4.20 Brokers. None of Parent, Parent OP, Merger Sub nor any of their respective officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that Parent has engaged Barclays Capital Inc. and BMO Capital Markets as its financial advisors, whose fees and expenses will be paid by Parent in accordance with Parent’s agreements with such firms.

4.21 Opinion of Financial Advisor. Each of Barclays Capital Inc. and BMO Capital Markets, financial advisors to Parent, rendered to the Parent Board an oral opinion (to be confirmed by delivery of a written opinion), to the effect that as of the date of such opinion, and based on and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.

4.22 Takeover Statutes. None of Parent, Parent OP or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. Assuming the accuracy of the representation in Section 3.22, no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement or the Transactions.

4.23 Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

4.24 Dissenters’ Rights. No dissenters’, appraisal or similar rights are available under the Parent Articles or the limited partnership agreement of Parent OP to the holders of Parent Common Stock or Parent OP Common Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

4.25 Hart-Scott-Rodino Antitrust Improvements Act. In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 3.25, the Transactions are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because the Company is a REIT.

4.26 No Other Representations and Warranties. Parent, Parent OP and Merger Sub each acknowledges and agrees that, except for the representations and warranties contained in Article III, (a) neither the Company nor the Company OP makes, or has made, and none of Parent, Parent OP and Merger Sub have relied upon, any representation or warranty, whether express or implied, relating to itself or its business, affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by the Company or the Company OP to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent, Parent OP and Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Parent OP, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01 Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and employees, keep and preserve its present relationships with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve the Company’s status as a REIT within the meaning of the Code. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that the Company submits to Parent a written request for Parent’s consent to take an action set forth in Sections 5.01(d), (g), (h), (i), (o), (k) or (q) below, Parent will use its commercially reasonable efforts to evaluate such request and respond to the Company within ten (10) days following receipt of such request; provided, further, that in the event Parent fails to respond to such request within such ten (10) day period, then Parent shall be deemed to have given the prior written consent of Parent pursuant to this Section 5.01 with respect to the actions in such request:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than cash dividends and distributions (1) to the extent set forth in, and in accordance with, Section 6.12, or (2) by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or (iii) purchase, redeem (whether or not pursuant to the Company’s share repurchase plan) or otherwise acquire any shares of Company Capital Stock or any capital stock of any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except (w) pursuant to the forfeiture of Company Restricted Stock or the acquisition or withholding by the Company of shares of the Company Common Stock in settlement of Tax withholding obligations relating to Company Restricted Stock, (x) from holders of Company Restricted Stock in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on such restricted stock, (y) upon redemption or exchange of Company OP Units in accordance with the Company OP Limited Partnership Agreement or (z) pursuant to the Company’s share repurchase plan solely during the 30-day notice period following announcement of the Company’s suspension of the share repurchase plan, which announcement shall be made no later than the date set forth in Section 6.14).

(b) issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of Company Capital Stock (or capital stock or other equity interests of any Company Subsidiary), including any Company Restricted Stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any Company Capital Stock (or capital stock or other equity interests of any Company Subsidiary), Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (x) issuances upon redemption or exchange of Company OP Units in accordance with the limited partnership agreement of Company OP, (y) 24,115.75 shares of Company Restricted Stock to be authorized and issued to members of the Company Board in connection with their election to the Company Board at the 2021 annual meeting of stockholders of the Company and (z) shares of Company Common Stock pursuant to the Company’s distribution reinvestment plan that accrue during the 10-day notice period following announcement of the Company’s suspension of the distribution reinvestment plan, which announcement shall be made no later than the date set forth in Section 6.14;

(c) amend the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement or other comparable formation or organizational documents of any Company Subsidiary other than as required (i) by Law or (ii) in connection with any holder of Company OP Units converting such Company OP Units into Company Common Stock;

(d) acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal property in accordance with the Company’s annual budget or in the ordinary course of business consistent with past practice, (ii) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or (iii) acquisitions in accordance with the 2021 Capital Expenditures schedule attached to Section 5.01(d) of the Company Disclosure Letter;

(e) except in accordance with Section 5.01(e) of the Company Disclosure Letter, (i) grant or cause to be granted to any executive officer, director or employee of the Company or any Company Subsidiary an increase in compensation, (ii) grant or cause to be granted to any current or former executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (iii) enter into any change in control, severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend in any collective bargaining agreement or Company Benefit Plan (other than amendments required to comply with applicable Law), or (v) take any action to accelerate any rights or benefits under any Company Benefit Plan, other than as required pursuant to the terms of any Company Benefit Plan; provided that the foregoing clauses (i), (ii), (iii), (iv) and (v) shall not restrict the Company or any of the Company Subsidiaries from (A) entering into or making available to newly hired non-executive employees or to non-executive employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, benefits and compensation arrangements that have a value that is consistent with the past practice of the Company in providing compensation and benefits available to newly hired or promoted employees in similar positions, (B) granting annual salary increases, with any such increase to a given individual not to exceed $20,000 and with all such increases, in the aggregate, not to exceed $100,000, and (C) effectuating the terms of any Company Benefit Plan or any award granted thereunder, in each case as in effect on the date hereof (including, without limitation, paying bonuses, commissions or incentive payments earned pursuant to the terms of any Company Benefit Plan, as in effect on the date hereof; provided in any case that 2021 annual bonuses will be subject to the terms and limits set forth in Section 5.01(e) of the Company Disclosure Letter);

(f) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP;

(g) sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets, except for (i) as set forth on Section 5.01(g) of the Company Disclosure Letter, (ii) residential tenant leases entered into in the ordinary course of business consistent with past practice, (iii) Liens on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of Company or any Company Subsidiary, (iv) Company Permitted Liens, (v) property or assets with a value of less than $250,000 in the aggregate and (vi) in connection with the incurrence of indebtedness permitted by Section 5.01(h);

(h) (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for (1) as set forth on Section 5.01(h) of the Company Disclosure Letter, (2) advances of credit incurred under Company’s existing credit facilities, (3) amendments and modifications to covenants in Company or Company OP’s existing credit facilities, (4) short-term borrowings incurred in the ordinary course of business, (5) indebtedness solely involving Company or any of its direct or indirect wholly owned Subsidiaries, and (6) refinancings of existing or maturing indebtedness, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to any direct or indirect wholly owned Subsidiary of the Company, (y) advances to employees in respect of travel or other related ordinary expenses and (z) advancement of expenses to officers and directors in accordance with the Company Bylaws, the Company OP Limited Partnership Agreement and any indemnification agreements to which the Company or the Company OP is a party, in the case of (x) and (y) above, in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 6.09 or as set forth in Section 5.01(i) of the Company Disclosure Letter, (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of the Company and the Company Subsidiaries taken as a whole;

(j) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights with a value in excess of $500,000;

(k) enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any Company Material Contract or any Contract that would have been deemed to be a Company Material Contract if entered into prior to the date hereof, other than (i) any expiration or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by Company or any Company Subsidiary, (ii) the entry into any modification or amendment of, or waiver or consent under, any Material Contract that does not materially adversely affect the Company or any Company Subsidiary, or (iii) as may be reasonably necessary to comply with the express terms of this Agreement;

(l) establish, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(m) authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures not otherwise covered by another clause of this subsection (m) and not exceeding $250,000 per individual expenditure, (ii) Capital Expenditures made in connection with any existing casualty or condemnation or new casualty or condemnation, (iii) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Company Properties and as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation and (iv) Capital Expenditures in accordance with the 2021 Capital Expenditures schedule attached to Section 5.01(m) of the Company Disclosure Letter;

(n) enter into or modify in a manner adverse to the Company any Company Tax Protection Agreement, make, change or revoke any material Tax election, change a material method of Tax accounting, file or amend any material Tax Return, or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, knowingly surrender any right to claim any material Tax refund, or give or request any waiver of a statute of limitation with respect to any material Tax Return, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (i) to preserve the status of the Company as a REIT under the Code, or (ii) to qualify or preserve the status of any Company Subsidiary as a partnership or disregarded entity or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, as the case may be, for U.S. federal income Tax purposes;

(o) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify as a REIT or any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(p) enter into any Contract that would limit or otherwise restrict (or purport to do so) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any Company Subsidiary (other than the Merger);

(r) enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Company Subsidiary;

(s) enter into any new line of business;

(t) permit existing insurance policies of the Company or the Company Subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

(u) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the Company Board, such action or inaction is reasonably necessary for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or any other actual, constructive or deemed distribution payments to stockholders of the Company to the extent determined reasonably necessary by the Company Board.

5.02 Conduct of Business by Parent, Parent OP and Merger Sub. Except for matters set forth in Section 5.02 of the Parent Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, Parent shall, and shall cause Parent OP, Merger Sub and each Parent Subsidiary to, conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and external manager, keep and preserve its present relationships with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve Parent’s status as a REIT within the meaning of the Code. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.02 of the Parent Disclosure Letter, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit Parent OP, Merger Sub or any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that Parent submits to the Company a written request for the Company’s consent to take an action set forth in Sections 5.02(d), (f), (g), (i), (k), (m) or (q) below, the Company will use its commercially reasonable efforts to evaluate such request and respond to Parent within ten (10) days following receipt of such request; provided, further, that in the event the Company fails to respond to such request within such ten (10) day period, then the Company shall be deemed to have given the prior written consent of the Company pursuant to this Section 5.02 with respect to the actions in such request:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than dividends and distributions (1) to the extent set forth in and in accordance with Section 6.12, or (2) by a direct or indirect wholly owned Subsidiary of Parent to its parent, (ii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except (x) from holders of options to purchase Parent Capital Stock in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of such, (y) from holders of restricted stock or restricted stock units of Parent in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on such restricted stock or upon settlement of such restricted stock units, or (z) upon redemption or exchange of Parent OP Common Units in accordance with the limited partnership agreement of Parent OP);

(b) issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of Parent Capital Stock (or capital stock or other equity interests of any Parent Subsidiary), including any Parent Restricted Stock, other than the Parent Common Stock Offering pursuant to Section 6.10, (ii) any Voting Parent Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any Parent Capital Stock (or capital stock or other equity interests of any Parent Subsidiary), Voting Parent Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than

(w) issuances upon redemption or exchange of Parent Common OP Units in accordance with the limited partnership agreement of Parent OP, (x) pursuant to the Parent Common Stock Offering, (y) issuances in respect of equity-based awards outstanding as of the date of this Agreement or granted pursuant to the last sentence of Section 5.02(e), in each case in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement, (z) issuances in respect of Parent’s at-the-market (ATM) offering program in effect on the date of this Agreement, (xx) issuances by Parent OP of units of limited partnership interest in the acquisition of assets from unaffiliated third parties in arm’s length transactions pursuant to Section 5.02(d)(iii), and (yy) issuances by Parent or any Parent Subsidiary of restricted stock or restricted stock unit awards pursuant to the last sentence of Section 5.02(e).

(c) amend the charter, bylaws or other organizational documents of Parent, Parent OP or any Parent Subsidiaries, other than as required (i) by Law or (ii) in connection with any holder of Parent OP Common Units converting such Parent OP Common Units into Parent Common Stock; provided that the foregoing shall not restrict amendments of the Parent Articles that increase the authorized share capital of Parent or that are reasonably necessary to enable consummation of the Mergers;

(d) acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal property in accordance with Parent’s annual budget or in the ordinary course of business consistent with past practice (ii) acquisitions by Parent or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary or (iii) issuances by Parent OP of units of limited partnership interest in the acquisition of assets from an unaffiliated third party in an arm’s length transaction;

(e) (i) grant or cause to be granted to any executive officer, director or employee of Parent or any Parent Subsidiary an increase in compensation (other than to any non-employee director of Parent in the ordinary course of business consistent with past practice), (ii) grant or cause to be granted to any current or former executive officer or director of Parent or any Parent Subsidiary any increase in severance or termination pay, (iii) enter into any change in control, severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend any collective bargaining agreement or Parent Benefit Plan (other than amendments required to comply with applicable Law), or (v) take any action to accelerate any rights or benefits under any Parent Benefit Plan, other than as required pursuant to the terms of any Parent Benefit Plan; provided that the foregoing clauses (i), (ii), (iii), (iv) and (v) shall not restrict Parent or any Parent Subsidiaries from (A) entering into or making available to newly hired non-executive employees or to non-executive employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, benefits and compensation arrangements that have a value that is consistent with the past practice of Parent in providing compensation and benefits available to newly hired or promoted employees in similar positions, (B) granting annual salary increases, with any such increase to a given individual not to exceed $50,000 and with all such increases, in the aggregate, not to exceed $550,000, and (C) effectuating the terms of any Parent Benefit Plan or any award granted thereunder, in each case as in effect on the date hereof (including, without limitation, paying bonuses, commissions or incentive payments earned pursuant to the terms of any Parent Benefit Plan, as in effect on the date hereof); provided, further, however, that neither Parent nor any Parent Subsidiary shall be restricted from issuing restricted stock or restricted stock unit awards with respect to not more than 125,000 shares of Parent Common Stock to employees of Parent or any Parent Subsidiary who are not executive officers of Parent;

(f) sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets, except for (i) as set forth on Section 5.02(f) of the Parent Disclosure Letter, (ii) residential tenant leases entered into in the ordinary course of business consistent with past practice, (iii) Liens on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Parent Property or any assets of Parent or any Parent Subsidiary, (iv) Parent Permitted Liens, (v) property or assets with a value of less than $250,000 in the aggregate and (vi) in connection with the incurrence of indebtedness permitted by Section 5.02(g);

(g) (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for (1) as set forth on Section 5.02(g) of the Parent Disclosure Letter, (2) advances of credit incurred under Parent’s existing credit facilities, (3) amendments and modifications to covenants in Parent or Parent OP’s existing credit facilities, (4) short-term borrowings incurred in the ordinary course of business, (5) indebtedness solely involving Parent or any of its direct or indirect wholly owned Subsidiaries, and (6) refinancings of existing or maturing indebtedness, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to any direct or indirect wholly owned Subsidiary of Parent or to any joint ventures currently existing or expected to be formed and as described in Section 5.02(g) of the Parent Disclosure Letter, (y) advances to employees in respect of travel or other related ordinary expenses and (z) advancement of expenses to officers and directors in accordance with the Parent Bylaws, the Parent OP Limited Partnership Agreement and any indemnification agreements to which Parent or Parent OP is a party, in the case of (x) and (y) above, in the ordinary course of business consistent with past practice;

(h) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent or any Parent Subsidiary, except insofar as may have been required by a change in GAAP;

(i) (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of the Parent and the Parent Subsidiaries taken as a whole;

(j) enter into or modify in a manner adverse to Parent any Parent Tax Protection Agreement, make, change or revoke any material Tax election, change a material method of Tax accounting, file or amend any material Tax Return, or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, knowingly surrender any right to claim any material Tax refund, or give or request any waiver of a statute of limitation with respect to any material Tax Return, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (i) to preserve the status of Parent as a REIT under the Code, or (ii) to qualify or preserve the status of any Parent Subsidiary as a partnership or disregarded entity or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, as the case may be, for U.S. federal income Tax purposes;

(k) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Parent to fail to qualify as a REIT or any Parent Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(l) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights with a value in excess of $500,000;

(m) enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any Parent Material Contract or any Contract that would have been deemed to be a Parent Material Contract if entered into prior to the date hereof, other than (i) any expiration or renewal in accordance with the terms of any existing Parent Material Contract that occur automatically without any action by Parent or any Parent Subsidiary, (ii) the entry into any modification or amendment of, or waiver or consent under, any Material Contract that does not materially adversely affect the Parent or any Parent Subsidiary, or (iii) as may be reasonably necessary to comply with the express terms of this Agreement;

(n) establish, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(o) authorize, or enter into any commitment for, any new Capital Expenditure relating to the Parent Properties other than (i) Capital Expenditures made as part of Parent’s value add program as generally described in documents filed or furnished with the SEC by Parent; (ii) Capital Expenditures not otherwise covered by another clause of this subsection (l) and not exceeding $250,000 per individual expenditure, (iii) Capital Expenditures made in connection with any existing casualty or condemnation or new casualty or condemnation, (iv) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Parent Properties and as reasonably determined by the Parent to be necessary to keep the Parent Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Parent Properties as is necessary in the event of an emergency situation; and (v) Capital Expenditures in accordance with the 2021 Capital Expenditures schedule attached to Section 5.02(o) of the Parent Disclosure Letter;

(p) enter into any Contract that would limit or otherwise restrict (or purport to do so) Parent or any of the Parent Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(q) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiary (other than the Merger);

(r) enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Parent Subsidiary; provided that (i) the foregoing shall not restrict Parent OP from entering into the joint venture transaction described generally in Section 5.02(r) of the Parent Disclosure Letter or from performing its obligations in connection with such joint venture and its pre-existing joint venture also described generally in Section 5.02(r) of the Parent Disclosure Letter;

(s) enter into any new line of business;

(t) permit existing insurance policies of the Parent or the Parent Subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

(u) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the Parent Board, such action or inaction is reasonably necessary for Parent to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including, making dividend or any other actual, constructive or deemed distribution payments to stockholders of Parent to the extent determined reasonably necessary by the Parent Board.

5.03 Company No Solicitation.

(a) Except as permitted by this Section 5.03, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize any Representatives of the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal. The Company shall, shall cause the Company Subsidiaries, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Company Takeover Proposal and request that any such Person promptly return and/or destroy all confidential information concerning the Company and the Company’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Stockholder Approval, the Company and its Representatives may, in response to each (if any) Company Takeover Proposal made after the date hereof that does not result from a material breach of this Section 5.03, (y) contact the Person making such Company Takeover Proposal solely to clarify the terms and conditions thereof and (z) if the Company Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal, (1) provide access to or furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided, that the Company will prior to or concurrently with the time such information is provided to such Person provide Parent with all non-public information regarding the Company that has not previously been provided to Parent that is provided to any Person making such Company Takeover Proposal; and (2) conduct, engage or participate in discussions or negotiations with such Person and its Representatives making such Company Takeover Proposal.

For purposes of this Agreement, “Acceptable Confidentiality Agreement” means (y) a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, or (z) to the extent applicable, a confidentiality agreement entered into prior to the date hereof.

For purposes of this Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any Parent Subsidiary) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and the Company Subsidiaries equal to 20% or more of the Company’s consolidated assets (as determined on a book-value basis) or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more, in each case, other than the Transactions.

For purposes of this Agreement, “Superior Company Proposal” means any bona fide written Company Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) that was not the result of a material breach by the Company of this Section 5.03 and that the Company Board has determined in good faith, after consulting with the Company’s outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) than the Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the Company Board deems relevant.

(b) Except as expressly permitted by this Section 5.03(b), neither the Company Board nor any committee thereof shall (i) (A) fail to recommend to the Company’s stockholders that the Company Stockholder Approval be given or fail to include the Company Board’s recommendation of the Agreement, the Merger and the other Transactions in the Joint Proxy Statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to Parent or Parent OP, the approval of this Agreement, the Merger or any of the other Transactions, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company any Company Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Company Takeover Proposal within five (5) Business Days of the request of Parent and/or fail to reaffirm the Company Board’s recommendation of the Agreement, the Merger and the other Transactions within five (5) Business Days of the request of Parent, or such fewer number of days as remains prior to the Company Stockholder Meeting (any action described in this clause (i) being referred to herein as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Alternative Acquisition Agreement”), or resolve or agree to take any such action. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Stockholder Approval, but not after, the Company Board may (I) effect a Company Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (such material development or change in circumstances being referred to herein as a “Company Intervening Event”), and (2) the Company Board shall have determined, after consultation with outside legal counsel, that, in light of such Company Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (b) the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal, and (II) enter into a Company Alternative Acquisition Agreement with respect to a Company Takeover Proposal and concurrently cause the Company to terminate this Agreement pursuant to Section 8.01 if, and only if, the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Company Proposal.

(c) The Company Board shall not be entitled to (i) effect a Company Adverse Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.01 to enter into a Company Alternative Acquisition Agreement with respect to a Superior Company Proposal unless: (A) the Company Board shall have determined, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law; (B) the Company Board shall have provided at least four (4) Business Days’ prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01, which notice shall contain a reasonably detailed description of the basis for the Company Adverse Recommendation Change or termination, the identity of the Person making the Superior Company Proposal, if applicable, and the material terms and conditions of such Superior Company Proposal, if applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Company Adverse Recommendation Change); (C) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate; and (D) following the end of such notice period, the Company Board shall have considered any proposed revisions to this Agreement proposed by Parent in writing, and shall have determined, after consultation with outside legal counsel and independent financial advisors, that such Superior Company Proposal would continue to constitute a Superior Company Proposal if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior Company Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

(d) The Company shall, as promptly as practicable (and in any event within twenty-four (24) hours), advise Parent of the receipt of (i) any Company Takeover Proposal or request for information or inquiry that expressly contemplates or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal, (ii) the identity of the Person making the Company Takeover Proposal, request or inquiry, and (iii) the material terms and conditions of such Company Takeover Proposal, request or inquiry. The Company shall keep Parent promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), discussions or negotiations regarding any Company Takeover Proposal and the status of such Company Takeover Proposal. The Company agrees that it and the Company Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a Company Subsidiary from providing any information required to be provided to Parent in accordance with this Section 5.03 within the time periods contemplated hereby.

(e) Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, the Company Board determines, after consultation with outside legal counsel, that the failure so to disclose would be inconsistent with the directors’ duties under applicable Law; provided, however, that any disclosure other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an accurate disclosure of factual information to the Company’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the directors’ duties or applicable Law, an express rejection of any applicable Company Takeover Proposal or an express reaffirmation of the Company Board’s recommendation of the Agreement, the Merger and the other Transactions shall be deemed to be a Company Adverse Recommendation Change.

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to any termination of this Agreement, the Company Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of the Company if the Company Board determines that the failure to take such action would be inconsistent with the directors’ duties under applicable Law.

5.04 Parent No Solicitation.

(a) Except as permitted by this Section 5.04, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, nor shall it authorize or permit any Parent Subsidiary to, nor shall it authorize any Representatives of Parent or any Parent Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.04) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Parent Takeover Proposal. Parent shall, shall cause the Parent Subsidiaries, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Parent Takeover Proposal and request that any such Person promptly return and/or destroy all confidential information concerning Parent and the Parent’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Parent Stockholder Approval, Parent and its Representatives may, in response to each (if any) Parent Takeover

Proposal made after the date hereof that does not result from a material breach of this Section 5.04, (y) contact the Person making such Parent Takeover Proposal solely to clarify the terms and conditions thereof and (z) if the Parent Board determines in good faith, after consultation with outside legal counsel and independent financial advisors, that such Parent Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Parent Proposal, (1) provide access to or furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided, that Parent will prior to or concurrently with the time such information is provided to such Person provide Parent with all non-public information regarding Parent that has not previously been provided to Parent that is provided to any Person making such Parent Takeover Proposal; and (2) conduct, engage or participate in discussions or negotiations with such Person and its Representatives making such Parent Takeover Proposal.

For purposes of this Agreement, “Parent Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any Parent Subsidiary) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of Parent and the Parent Subsidiaries equal to 20% or more of Parent’s consolidated assets (as determined on a book-value basis) or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Parent Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Parent Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Parent Common Stock involved is 20% or more, in each case, other than the Transactions.

For purposes of this Agreement, “Superior Parent Proposal” means any bona fide written Parent Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Parent Takeover Proposal” to “20%” shall be replaced by “50%”) that was not the result of a material breach by Parent of this Section 5.04 and that the Parent Board has determined in good faith, after consulting with Parent’s outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to Parent’s stockholders (solely in their capacity as such) than the Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Parent Takeover Proposal (including the likelihood of consummation of such Parent Takeover Proposal) that the Parent Board deems relevant.

(b) Except as expressly permitted by this Section 5.04(b), neither the Parent Board nor any committee thereof shall (i) (A) fail to recommend to Parent’s stockholders that the Parent Stockholder Approval be given or fail to include the Parent Board’s recommendation of the Agreement, the Merger and the other Transactions in the Joint Proxy Statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to the Company or the Company OP, the approval of this Agreement, the Merger or any of the other Transactions, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of Parent any Parent Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Parent Takeover Proposal within five (5) Business Days of the request of the Company and/or fail to reaffirm the Parent Board’s recommendation of the Agreement, the Merger and the other Transactions within five (5) Business Days of the request of the Company, or such fewer number of days as remains prior to the Parent Stockholder Meeting (any action described in this clause (i) being referred to herein as a “Parent Adverse Recommendation Change”) or (ii) cause or permit Parent or any of the Parent Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Parent Alternative Acquisition Agreement”), or resolve or agree to take any such action. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Parent Stockholder Approval, but not after, the Parent Board may (I) effect a Parent Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Parent Board as of the date of this Agreement (such material development or change in circumstances being referred to herein as a “Parent Intervening Event”), and (2) the Parent Board shall have determined, after consultation with outside legal counsel, that, in light of such Parent Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (b) Parent receives a Parent Takeover Proposal that was not the result of a breach by Parent of this Section 5.04 in any material respect and that the Parent Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Parent Proposal, and (II) enter into a Parent Alternative Acquisition Agreement with respect to a Parent Takeover Proposal and concurrently cause Parent to terminate this Agreement pursuant to Section 8.01, if and only if, Parent receives a Company Takeover Proposal that was not the result of a breach by Parent of this Section 5.04 in any material respect and that the Parent Board determines, after consultation with outside legal counsel and independent financial advisors, constitutes a Superior Parent Proposal.

(c) The Parent Board shall not be entitled to (i) effect a Parent Adverse Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.01 to enter into a Parent Alternative Acquisition Agreement with respect to a Superior Parent Proposal unless: (A) the Parent Board shall have determined, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law; (B) the Parent Board shall have provided at least four (4) Business Days’ prior written notice to the Company that it is prepared to effect a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01, which notice shall contain a reasonably detailed description of the basis for the Parent Adverse Recommendation Change or termination, the identity of the Person making the Superior Parent Proposal, if applicable, and the material terms and conditions of such Superior Parent Proposal, if applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change); (C) Parent shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with the Company during such notice period, to the extent the Company wishes to negotiate; and (D) following the end of such notice period, the Parent Board shall have considered any proposed revisions to this Agreement proposed by the Company in writing, and shall have determined, after consultation with its outside legal counsel and independent financial advisors, that such Superior Parent Proposal would continue to constitute a Superior Parent Proposal if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior Parent Proposal, the Company shall, in each case, have delivered to the Company an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

(d) Parent shall, as promptly as practicable (and in any event within twenty-four (24) hours), advise the Company of the receipt of (i) any Parent Takeover Proposal or request for information or inquiry that expressly contemplates or that Parent believes could reasonably be expected to lead to a Parent Takeover Proposal, (ii) the identity of the Person making the Parent Takeover Proposal, request or inquiry, and (iii) the material terms and conditions of such Parent Takeover Proposal, request or inquiry. Parent shall keep the Company promptly advised of all material developments (including all changes to the material terms of any Parent Takeover Proposal), discussions or negotiations regarding any Parent Takeover Proposal and the status of such Parent Takeover Proposal. Parent agrees that it and the Parent Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a Parent Subsidiary from providing any information required to be provided to the Company in accordance with this Section 5.04 within the time periods contemplated hereby.

(e) Nothing contained in this Agreement shall prohibit Parent from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Parent’s stockholders if, the Parent

Board determines, after consultation with outside legal counsel, that the failure so to disclose would be inconsistent with the directors’ duties under applicable Law; provided, however, that any disclosure other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an accurate disclosure of factual information to the Parent’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the directors’ duties or applicable Law, an express rejection of any applicable Parent Takeover Proposal or an express reaffirmation of the Parent Board’s recommendation of the Agreement, the Merger and the other Transactions shall be deemed to be a Parent Adverse Recommendation Change.

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to any termination of this Agreement, the Parent Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of the Parent if the Parent Board determines that the failure to take such action would be inconsistent with the directors’ duties under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Approvals.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting, and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, which will include the Joint Proxy Statement as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger unless this Agreement is terminated pursuant to Section 8.01. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock or other equity interests to the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other’s counsel such representations as are reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action reasonably required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify Parent or the Company, as applicable, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a). For purposes of Section 3.06, Section 4.06 and this Section 6.01, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) Unless and until this Agreement is terminated, as promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to notice of, and to vote at, the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.03(b) or effected a termination pursuant to Section 8.01. Notwithstanding the foregoing provisions of this Section 6.01(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Company Takeover Proposal (whether or not a Superior Company Proposal).

(d) As promptly as practicable following the date of this Agreement, Parent shall (through the Parent Board, as appropriate), in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to notice of, and to vote at, the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent

Stockholder Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.04(b) or effected a termination pursuant to Section 8.01. Notwithstanding the foregoing provisions of this Section 6.01(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date.

(e) Unless and until this Agreement is terminated, the Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(f) Parent and Parent OP shall cause all shares of Company Common Stock owned by Parent, Parent OP or any of their respective Affiliates to be voted in favor of the approval of the Merger.

6.02 Access to Information; Confidentiality. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to applicable Law, and upon reasonable prior written notice, the Company, on the one hand, and Parent, on the other hand, shall, and each shall cause each of their respective Subsidiaries to, afford to the other parties and to the other parties’ respective Representatives reasonable access during normal business hours to all of their and their respective Subsidiaries’ properties, offices, personnel and books and records and, during such period, the Company, on the one hand, and Parent, on the other hand, shall, and each shall cause each of their respective Subsidiaries to, furnish promptly to the other parties all financial, operating and other data and information concerning its business, properties and personnel as each may reasonably request; provided, however, that any such access shall not interfere unreasonably with the business or operations of the party granting access or otherwise result in any unreasonable interference with the prompt and timely discharge by such party’s employees of their normal duties. Neither the Company, nor Parent, nor any of their respective Subsidiaries shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege of the disclosing party (provided that the disclosing party shall use its reasonable best efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege) or contravene any Law, legal duty or binding agreement entered into prior to the date of this Agreement (provided that the disclosing party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law, legal duty or agreement) or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure is reasonably likely to result in antitrust difficulties for the disclosing party or any of its Affiliates. No investigation under this Section 6.02 or otherwise shall affect any of the representations and warranties of the Company and the Company OP, on the one hand, or of Parent, Parent OP and Merger Sub, on the other hand, contained in this Agreement or any condition to the obligations of the parties under this Agreement. All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement, dated as of June 8, 2021, between the Company and Parent (or one of its upstream Affiliates) (the “Confidentiality Agreement”).

6.03 Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) obtaining all necessary actions or non-actions, waivers, Consents and qualifications from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity; (ii) obtaining all necessary Consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuit or other Legal Proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement.

(b) The parties shall reasonably cooperate with each other in connection with the making of all such filings, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities. The parties shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in the Company’s disclosure documents) in connection with the Transactions. To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto shall (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Merger or any of the other Transactions. The parties hereto will consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to any other applicable federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20.

(c) Any party may, as it reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other parties under this Section 6.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party shall have advance notice (other than telephone conversations to the extent they relate to administrative matters) with representatives of any Governmental Entity relating to any such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(d) In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the parties hereto shall respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any Governmental Entity with respect to the Transactions, and shall use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Transactions. Each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to ensure that no Governmental Entity enters any order, decision, Judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or the other Transactions, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the

End Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Law, each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, each of the parties hereto shall use its reasonable best efforts to take promptly such steps as are reasonably necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date and shall cooperate with one another in connection with all proceedings related to the foregoing. The actions required hereunder shall include, without limitation, the proposal, negotiation and acceptance by the Company or Parent prior to the End Date of (i) any and all divestitures of the businesses or assets of it or its Subsidiaries or its Affiliates, (ii) any agreement to hold any assets of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries separate, (iii) any limitation to or modification of any of the businesses, services or operations of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries, and (iv) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, properties or services of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries), in each case as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions; provided, however, that no party hereto shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any order, requirement, condition, understanding or agreement of or with a Governmental Entity to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, or otherwise change their assets or businesses, unless such order, requirement, condition, understanding or agreement is conditioned upon the occurrence of the Closing.

(e) In connection with and without limiting the foregoing, the Company, the Company OP and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(f) In connection with and without limiting the foregoing, Parent, Parent OP, Merger Sub and the Parent Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(g) Each of the Company and the Company OP, on the one hand, and Parent and Parent OP, on the other hand, shall, to the extent permitted by applicable Law and any relevant Governmental Entity and subject to all privileges (including the attorney-client privilege), promptly (and in any event within two (2) Business Days) notify the other party in writing of:

(i) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions;

(ii) any action, suit, claim, investigation or proceeding commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company, the Company OP or any of the Company Subsidiaries or Parent or any of the Parent Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of the representations and warranties contained herein, or that relates to the consummation of the Transactions;

(iii) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be likely to cause the conditions set forth in Article VII not to be satisfied;

(iv) any notice or other communication from any Governmental Entity in connection with the Merger;

(v) in the case of the Company, any Event which, either individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or would reasonably be likely to materially impair or delay the ability of the Company or the Company OP to consummate the Merger;

(vi) in the case of Parent, any Event which, either individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect or would reasonably be likely to materially impair or delay the ability of Parent or Parent OP to consummate the Merger; and

(vii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.04 Employment of Company Personnel; Benefit Plans.

(a) For a period of 12 months following the Effective Time, Parent shall provide, or cause to be provided, Continuing Employees at least the same rate of base salary, wage rates and variable cash compensation opportunities provided to such Continuing Employees immediately prior to the Closing and benefits on terms no less favorable in the aggregate than those provided immediately prior to Closing; provided, however, that this paragraph does not guarantee the continued employment of any Continuing Employee for any period.

(b) Effective upon the Closing Date, Parent or a Parent Subsidiary will implement a severance plan (i) covering the Continuing Employees identified in Section 6.04(b)(i) of the Parent Disclosure Letter, and (ii) that contains terms and conditions consistent with those set forth in Section 6.04(b)(ii) of the Parent Disclosure Letter. Such severance plan will remain in effect until at least the first anniversary of the Closing Date.

(c) Effective upon the Closing Date, Parent or a Parent Subsidiary will implement a stay bonus plan (i) covering the Continuing Employees identified in Section 6.04(c)(i) of the Parent Disclosure Letter and (ii) that contains terms and conditions consistent with those set forth in Section 6.04(c)(ii) of the Parent Disclosure Letter.

(d) If Continuing Employees become eligible to participate in Parent’s or any of its Affiliate’s 401(k) or health and welfare benefit plans (“Parent Employee Plans”), then to the extent permitted by the terms of the applicable Parent Employee Plan (or its plan administrator if not Parent), and in accordance with Applicable Law, Parent shall give, or cause to be given, to each Continuing Employee full credit, for purposes of eligibility to participate and the calculation of vacation, sick days, severance and/or similar benefits (but excluding vesting) under such Parent Employee Plans in which Continuing Employees are eligible to participate, for his or her full and partial years of service with the Company and Steadfast REIT Services, Inc. and its affiliates thereof prior to the Effective Time to the same extent provided under the comparable Company Employee Plan in which such Continuing Employee participated immediately, if applicable, prior to the Effective Time, unless such credit would result in a duplication of benefits.

(e) To the extent permissible under the Parent Employee Plans and to the extent such limitations would have been inapplicable under the comparable Company Employee Plan covering such Continuing Employees, Parent shall, and shall cause its Affiliates to, waive limitations on benefits relating to any pre-existing condition of the Continuing Employees and their eligible spouses and dependents under any Parent Employee Plan that is a group health plan and that becomes applicable to such Continuing Employees.

(f) From the date of this Agreement until the Effective Time, Parent and the Company shall use reasonable best efforts to comply with any notice or other applicable requirements under the WARN Act that Parent and the Company reasonably determine will be triggered in connection with the transactions contemplated by this Agreement. The Company shall be responsible for complying with the WARN Act due to any terminations of Company employees that occur on or before the Closing. Parent and Parent Subsidiaries shall be responsible for complying with the WARN Act due to terminations of Continuing Employees after the Closing. Parent or the Parent Subsidiaries shall indemnify and hold the Company and Company Subsidiaries harmless with respect to any liability, damages, fines, or costs (including reasonable attorney fees) relating to the WARN Act due to terminations of Continuing Employees after the Closing.

(g) If requested by Parent at least ten Business Days prior to the Closing Date, the Company shall terminate its Company Benefit Plan that is intended to qualify as a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”) effective on the day immediately preceding the Closing Date; provided, however, that such Company 401(k) Plan termination may be made contingent upon the occurrence of the Closing. In that case, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated pursuant to resolutions of the Board or any applicable committee thereof. If the Company 401(k) Plan is terminated as provided herein, (i) each active employee who participates in the Company 401(k) Plan shall become fully vested in any unvested portion of his or her accounts under the Company 401(k) Plan and (ii) as soon as reasonably practicable following the Closing, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under Section 401(k) of the Code maintained by Parent or a Subsidiary of Parent (a “Parent 401(k) Plan”) that will cover the Continuing Employees after the Closing Date. If reasonably requested by the Company, Parent shall cause the Parent 401(k) Plan to accept the direct rollover of distributions from the Company 401(k) Plan (including loans) with respect to any such Continuing Employee who elects such a rollover in accordance with the terms of the Company 401(k) Plan and the Code. Parent shall take reasonable steps to provide that any such loans that are directly rolled over into the Parent 401(k) Plan will include similar payment terms to the extent allowed under applicable law and the terms of the Parent 401(k) Plan.

(h) Parent shall be responsible for perpetuating the group health plan continuation coverages pursuant to Code section 4980B and ERISA sections 601 through 609 for all eligible employees who were employed by the Company or any Company Subsidiary and their spouses and dependents who are M&A qualified beneficiaries with respect to the Transactions contemplated by this Agreement or whose qualifying event occurs with respect to a Company Benefit Plan or Parent Benefit Plan on or after Closing.

(i) Parent shall, or shall cause the Surviving Company to honor the obligations of the Company and the Company Subsidiaries under each Company Benefit Plan, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms.

(j) Nothing in this Agreement, express or implied, shall (i) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Company or any Subsidiary of the Surviving Company or Parent OP or any Subsidiary of Parent OP) to amend, modify or terminate any of the Company Benefit Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time, or (ii) confer upon any current or former employee or other service provider of the Company or the Company Subsidiaries, any right to employment or continued employment or continued service with the Parent or any of its Affiliates or constitute or create an employment agreement with, or modify the at-will status of, any employee or other service provider.

(k) If the Company or a Company Subsidiary engages an advisor to make determinations described in section 5 of the employment agreements of the Company’s senior executives, (i) the advisor shall be selected by the Company (ii) Parent shall be afforded a reasonable opportunity to participate in all substantive discussions and correspondence with such advisor, and (iii) any determination of the advisor shall be supported by an opinion reasonably acceptable to Parent, provided, however, that in no event will Parent or the Company breach, or otherwise limit, the rights of such senior executives pursuant to section 5 of their employment agreements.

6.05 Indemnification.

(a) Parent and Parent OP agree that all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement and the respective comparable organizational documents of the Company Subsidiaries, and any indemnification or other agreements of the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Company or Parent OP, as applicable, in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions (and until such later date as such claims and proceedings arising therefrom shall be finally disposed of), and from and after the Effective Time Parent shall ensure that the Surviving Company and Parent OP comply with and honor the foregoing obligations.

(b) Parent shall cause to be maintained for a period of not less than six (6) years from the Effective Time (and until such later time as any proceedings commenced during such period shall be finally disposed of) the directors’ and officers’ insurance and indemnification policies of the Company and the Company OP in effect on the date hereof (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the Indemnified Parties) with respect to events occurring at or prior to the Effective Time (the “D&O Insurance”) for all Persons who are currently covered by such D&O Insurance, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (such 300% amount, the “Maximum Premium”); provided that (i) if the annual premiums for such D&O Insurance exceed the Maximum Premium, Parent shall maintain the most favorable policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium and (ii) Parent may satisfy its obligations under this Section 6.05(b) by causing the Company and the Company OP, as applicable, to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.05(b), provided that the annual premium for such “tail” policy shall not exceed the Maximum Premium.

(c) From and after the Effective Time, to the fullest extent permitted by Law, Parent shall and shall cause the Surviving Company and any Subsidiaries of the Surviving Company, including Parent OP, to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company, the Company OP or any Company Subsidiary and any employee of the Company, the Company OP or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company, the Company OP or any Company Subsidiary, including in respect of this

Agreement, the Merger and the other Transactions, or as a fiduciary under any Company Benefit Plan. If any action, suit, proceeding or investigation is brought against any Indemnified Party in which indemnification or advancement of expenses could be sought by such Indemnified Party under this Section 6.05(c), the Surviving Company or Parent OP shall have the right to control the defense thereof after the Effective Time; provided, however, that neither the Surviving Company nor Parent OP shall settle or compromise or consent to the entry of any judgment or otherwise terminate any claim, action, suit, proceeding or investigation of an Indemnified Party for which indemnification may be sought under this Section 6.05(c) unless such settlement, compromise, consent or termination includes an unconditional release of such Person from all liability arising out of such claim, action, suit, proceeding or investigation or such Person otherwise consents.

(d) This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e) In the event that Parent, the Surviving Company or Parent OP or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves or dissolves the Surviving Company or Parent OP is dissolved, then, and in each such case, Parent shall cause the successors and assigns of Parent, the Surviving Company or Parent OP, as applicable, to assume the obligations of Parent, the Surviving Company or Parent OP, as applicable, set forth in this Section 6.05.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 6.05; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not legally entitled to indemnification under Law.

6.06 Rule 16b-3 Matters. Prior to the Effective Time, the Company and Parent shall, as applicable, take all actions, if any, as may be reasonably necessary or appropriate to ensure that any dispositions of Company Common Stock (including Company Restricted Stock) or acquisitions of Parent Common Stock (including Converted Restricted Shares), or dispositions of Company OP Units or acquisitions of Parent OP Common Units (including in each case any derivative securities thereof) pursuant to the Transactions by any individual who is subject to Section 16 of the Exchange Act with respect to the Company or the Company OP are exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 6.06.

6.07 Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Merger shall be in the form heretofore agreed upon by the parties hereto. Except in connection with a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change, so long as this Agreement is in effect, Parent or Parent OP, on the one hand, and the Company and the Company OP, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to the listing rules of any national securities exchange.

6.08 Transfer Taxes. Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement

(together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Company shall pay or cause to be paid all Transfer Taxes. These taxes shall be the obligations of Surviving Company without deduction or withholding from or to the Merger Consideration.

6.09 Stockholder Litigation. The Company shall give prompt notice to Parent of and keep Parent reasonably informed on a current basis with respect to, and Parent shall give prompt notice to the Company of and keep the Company reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or the Company OP or Parent OP, respectively, which relate to this Agreement, the Merger or the other Transactions. The Company shall give Parent the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against the Company, the Company OP or any Company Subsidiary and/or any of their respective directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against Parent, Parent OP or any Parent Subsidiary and/or any of their respective directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.10 Offering.

(a) Nothing in this Agreement shall restrict Parent and Parent OP from commencing and consummating an underwritten public offering of shares of Parent Common Stock having a targeted dollar amount as set forth in Section 6.10 of the Parent Disclosure Letter (inclusive of an expected underwriters’ over-allotment option), and any such offering may be structured as a forward sale or a direct sale by Parent or a combination thereof (hereafter, a “Parent Common Stock Offering”); provided, however, that if the pricing in any such Parent Common Stock Offering satisfies the “threshold” specified in Section 6.10 of the Parent Disclosure Letter, then the targeted dollar amount may be increased to the “adjusted level” specified in Section 6.10 of the Parent Disclosure Letter.

(b) In connection with a Parent Common Stock Offering, the Company and Company OP shall provide customary cooperation and support to Parent and Parent OP, including by arranging for timely delivery by their independent registered accounting firm of a comfort letter covering financial statements of the Company to be incorporated into Parent’s Registration Statement on Form S-3 that will cover the offer and sale of shares of Parent Common Stock in the Parent Common Stock Offering and with the comfort letter addressed to the underwriters and forward purchasers participating in the Parent Common Stock Offering, together with customary management representation letters issued in connection with the comfort letters.

6.11 Certain Tax Matters.

(a) Each of Parent and the Company shall use its reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all U.S. federal income tax purposes (and applicable state and local income Tax purposes). Neither Parent nor the Company shall take any action, or fail to take any action, other than actions anticipated by his Agreement, that would reasonably be expected to cause the Company Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Unless there has been a “determination” (within the meaning of Section 1313(a) of the Code) to the contrary, all parties shall report the Company Merger as a reorganization within the meaning of Section 368(a) of the Code, with no gain or loss recognized by the Company or any Company stockholder for federal income tax purposes, except with respect to any cash received by or paid to the Company stockholders.

(b) The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of Morrison & Foerster LLP referred to in Section 7.02(d) and Section 7.03(e), and (ii) deliver to Morrison & Foerster LLP a tax representation letter, dated as of the Closing Date, and signed by an officer of the Company and the Company OP, containing representations of the Company and the Company OP reasonably necessary or appropriate to enable Morrison & Foerster LLP to render the applicable tax opinions described in Section 7.02(d) and Section 7.03(e).

(c) Parent shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of Troutman Pepper Hamilton Sanders LLP referred to in Section 7.02(e) and Section 7.03(d), and (ii) deliver to Troutman Pepper Hamilton Sanders LLP a tax representation letter, dated as of the Closing Date, and signed by an officer of Parent and Parent OP, containing representations of Parent and Parent OP reasonably necessary or appropriate to enable Troutman Pepper Hamilton Sanders LLP to render the applicable tax opinions described in Section 7.02(e) and Section 7.03(d).

(d) Each of Parent and the Company shall use its reasonable best efforts to cause the Partnership Merger to be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), and the partnership credited with the contribution of assets having the greatest fair market value (net of liabilities) to the resulting partnership shall be the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(3)(i).

6.12 Coordination of Pre-Closing Dividends.

(a) From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, the Company shall not make any dividend or other distribution to its stockholders, and the Company OP shall not make any dividend or other distribution to its partners, in each case without the prior written consent of Parent in its sole discretion; provided, however, that the written consent of Parent shall not be required for the authorization and payment of (i) daily distributions (payable monthly) of up to $0.001438 per share of Company Common Stock to the holders thereof for each calendar day ending prior to the Effective Time, and (ii) a distribution per Company OP Unit to the holders thereof in the same amount as a dividend per share of Company Common Stock permitted pursuant to clause (i) above, with the same record and payment dates as such dividends on shares of Company Common Stock. In the event that a distribution with respect to shares of Company Common Stock permitted by this Section 6.12 has (x) a record date prior to the Effective Time and (y) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution at the time such shares are exchanged pursuant to Article II of this Agreement.

(b) From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, Parent shall not make any dividend or other distribution to its stockholders, and Parent OP shall not make any dividend or other distribution to its partners, in each case without the prior written consent of the Company in its sole discretion; provided, however, that the written consent of the Company shall not be required for the authorization and payment of (i) quarterly distributions of up to $0.12 per share of Parent Common Stock to the holders thereof for each quarter or partial quarter ending prior to the Effective Time, and (ii) distributions per Parent OP Common Unit to the holders thereof in the same amount as a dividend per share of Parent Common Stock permitted pursuant to clauses (i) above, with the same record and payment dates as such dividends on shares of Parent Common Stock.

(c) Notwithstanding the foregoing or anything else to the contrary in this Agreement, the parties shall take such actions as are necessary to ensure that if either the holders of Parent Common Stock or the holders of Company Common Stock receive a distribution for a particular quarter (or any portion thereof) prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter (or such portion of the quarter), whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date.

(d) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of Parent and the Company, as applicable, shall be permitted to declare and pay a dividend to its stockholders in addition to the dividends contemplated in Section 6.12(a), in the case of the Company, or in Section 6.12(b), in the case of Parent, distributing any amounts determined by such party (in each case in consultation with the other party) to be the minimum dividend required to be distributed in order for such party to qualify as a REIT under the Code (in the case of the Company, for the short taxable year ending on the Closing Date) and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”). If either party determines that it is necessary to declare a REIT Dividend, it shall notify the other party at least 20 days prior to the date of the Parent Stockholder Meeting, in the case of a declaration by Parent, or the Company Stockholder Meeting, in the case of a declaration by the Company, and such other party shall be entitled to declare a dividend per share payable (i) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the quotient obtained by dividing (A) the REIT Dividend declared by the Company with respect to each share of Company Common Stock by (B) the Exchange Ratio and (ii) in the case of the Company, to holders of Company Common Stock, in an amount per share of Company Common Stock equal to the product of (x) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 6.12(d) shall be the close of business on the last Business Day prior to the Closing Date.

6.13 Financing Cooperation. (a) (i) With respect to the Designated Loans of the Designated Lenders set forth on Section 7.03(g) of the Company Disclosure Letter, Parent and Parent OP shall use their reasonable best efforts to (x) obtain the consent of the Designated Lenders to the consummation of the Merger and the other Transactions contemplated by this Agreement, and (y) at the request of the Company, to obtain amendments to the loan documents applicable to each of such Designated Loans that are reasonably appropriate to permit, following the Effective Time, (A) so long as Parent is the sole general partner of Parent OP, continued issuances, transfers, conversions, redemptions and exchanges of units of Parent OP, and (B) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of the Parent and/or the Parent OP into, or with, one or more of their Subsidiaries, and (ii) to the extent any executive officer of the Company immediately prior to the Effective Time continues to be bound after the Effective Time by any personal guaranty or similar obligation with respect to any indebtedness or property of the Company, including, without limitation, any personal obligation with respect to assets governed by the Department of Housing and Urban Development, Parent shall indemnify such person for any personal liability that may arise with respect to such personal guaranty or similar obligation solely as a result of any action or omission of Parent or any of its Subsidiaries that occurs following the Effective Time, and such Company executive officer(s) are made express third-party beneficiaries of this clause (a)(ii) of Section 6.13, and (b) with respect to the Designated Loans of the Designated Lenders set forth on Section 7.02(g) of the Parent Disclosure Letter, the Company and the Company OP shall use their reasonable best efforts to (x) obtain the consent of the Designated Lenders to the consummation of the Merger and the other Transactions contemplated by this Agreement, and (y) at the request of Parent, to obtain amendments to the loan documents applicable to each of such Designated Loans that are reasonably appropriate to permit, following the Effective Time, (A) continued issuances, transfers and trading of Parent’s equity, and so long as Parent remains the sole general partner of Parent OP, continued issuances, transfers, conversions, redemptions and exchanges of units of Parent OP, and (B) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of the Parent and/or Parent OP into, or with, one or more of their Subsidiaries.

6.14 Distribution Reinvestment Plan and Share Repurchase Plan. No later than the fifth (5th) Business Day after the date of this Agreement (the “Notice Date”), the Company and the Company Board, as applicable, shall adopt any resolutions and take any actions, including giving notice to the Company’s stockholders, that are necessary to cause the distribution reinvestment plan and share repurchase plan of the Company to be (a) suspended no later than ten (10) days after the Notice Date (in the case of the distribution reinvestment plan) or thirty (30) days after the Notice Date (in the case of the share repurchase plan), as applicable, and (b) terminated as of the Effective Time.

6.15. Corrective Deed. Within thirty (30) days after the date of this Agreement, the Company shall record a corrective deed such that STAR Hearthstone, LLC shall be reflected as the record owner of the Hearthstone at City Center property located in Aurora, CO.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger and consummate the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Company shall have obtained the Company Stockholder Approval, and Parent shall have been obtained the Parent Stockholder Approval.

(b) No Injunctions or Restraints. No Judgment issued by any Governmental Entity or other Law preventing the consummation of the Merger or the Transactions shall be in effect; provided, however, that prior to asserting this condition, each of the parties hereto shall have complied in all material respects with Section 6.03.

(c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purposes shall have been initiated by the SEC that have not been withdrawn.

(d) NYSE Listing. The Parent Common Stock (including the Converted Restricted Shares) to be issued in the Merger, including shares of Parent Common Stock to be issued upon conversion of Parent OP Common Units issued in the Partnership Merger, shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.02 Additional Conditions to Obligations of Parent and Parent OP. The obligations of Parent and Parent OP to effect the Merger and to consummate the Transactions are subject to the satisfaction by the Company, or waiver by Parent, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company and the Company OP. (i) The representations and warranties of the Company and the Company OP set forth in the first, second, third, fifth and sixth sentences of Section 3.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 3.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of the Company and the Company OP set forth in clause (i) of Section 3.07 (Absence of Certain Changes or Events) and Section 3.22 (Takeover Statutes) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of the Company and the Company OP set forth in Section 3.01 (Organization, Standing and Power), Section 3.03 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Vote Required), Section 3.20 (Brokers), and Section 3.23 (Investment Company Act) (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of the Company and the Company OP contained in this Agreement (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company and the Company OP. Except for those obligations that by their nature may not be performed until the Closing, the Company and the Company OP shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. Parent shall have received a certificate, executed by an officer of the Company, to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

(d) Company REIT Opinion. Parent shall have received a written opinion of Morrison & Foerster LLP, or other counsel to the Company, in form and substance reasonably satisfactory to Parent and on which Parent shall be entitled to rely, dated as of the Closing Date, that the Company, commencing with its taxable year ended December 31, 2014 was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its actual method of operation will enable Company to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code. Such opinion shall be based upon customary assumptions and customary representations contained in an officer’s certificate executed by the Company and the Company Subsidiaries.

(e) Section 368 Opinion. Parent shall have received an opinion of its counsel, Troutman Pepper Hamilton Sanders LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Troutman Pepper Hamilton Sanders LLP may rely upon the tax representation letters described in Section 6.11.

(f) No Material Adverse Effect. There shall not have been any event, effect, change, discovery, development, state of facts or occurrence that, individually or together with any other event, effect, change, discovery, development, state of facts or occurrence, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Loan Documents. Each Designated Lender set forth on Section 7.02(g) of the Parent Disclosure Letter shall have consented to the consummation of the Merger and the other Transactions contemplated by this Agreement, and shall have agreed to amend the loan documents applicable to each of its Designated Loans as reasonably appropriate to permit, following the Effective Time, (A) continued issuances, transfers and trading of Parent’s equity, and so long as Parent remains the sole general partner of Parent OP, continued issuances, transfers, conversions, redemptions and exchanges of units of Parent OP, and (B) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of Parent and/or Parent OP into, or with, one or more of their Subsidiaries.

(h) 401(k) Plan. If Parent has requested that the Company terminate the Company 401(k) Plan, the Company shall have delivered evidence that the Company has adopted resolutions, in form and substance reasonably satisfactory to Parent, terminating the Company 401(k) Plan.

7.03 Additional Conditions to Obligations of the Company and the Company OP. The obligations of the Company and the Company OP to effect the Merger and to consummate the Transactions are subject to the satisfaction by Parent, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Parent, Parent OP and Merger Sub. (i) The representations and warranties of Parent, Parent OP and Merger Sub set forth in the first, second, third, fifth and sixth sentences of Section 4.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 4.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of Parent, Parent OP and Merger Sub set forth in clause (i) of

Section 4.07 (Absence of Certain Changes or Events) and Section 4.22 (Takeover Statutes) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of Parent, Parent OP and Merger Sub set forth in Section 4.01 (Organization, Standing and Power), Section 4.03 (Authority; Execution and Delivery; Enforceability), Section 4.19 (Vote Required), Section 4.20 (Brokers), and Section 4.24 (Investment Company Act) (disregarding all exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of Parent, Parent OP and Merger Sub contained in this Agreement shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Parent OP. Except for those obligations that by their nature may not be performed until the Closing, Parent or Parent OP shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate, executed by an officer of Parent, to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

(d) Parent REIT Opinion. The Company shall have received a written opinion of Troutman Pepper Hamilton Sanders LLP, or other counsel to Parent, in form and substance reasonably satisfactory to Parent and on which the Company shall be entitled to rely, dated as of the Closing Date, that Parent, commencing with its taxable year ended December 31, 2011 was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its current and proposed method of operation will enable it to continue to qualify for taxation as a REIT through the end of the taxable year which includes the Closing Date. Such opinion shall be based upon customary assumptions and customary representations contained in an officer’s certificate executed by Parent and the Parent Subsidiaries.

(e) Section 368 Opinion. The Company shall have received an opinion of its counsel, Morrison & Foerster LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Morrison & Foerster LLP may rely upon the tax representation letters described in Section 6.11.

(f) No Material Adverse Effect. There shall not have been any event, effect, change, discovery, development, state of facts or occurrence that, individually or together with any other event, effect, change, discovery, development, state of facts or occurrence, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(g) Loan Documents. Each Designated Lender set forth on Section 7.03(g) of the Company Disclosure Letter shall have consented to the consummation of the Merger and the other Transactions contemplated by this Agreement, and shall have agreed to amend the loan documents applicable to each of its Designated Loans as reasonably appropriate to permit, following the Effective Time, (A) so long as Parent is the sole general partner of Parent OP, continued issuances, transfers, conversions, redemptions and exchanges of units of Parent OP, and (B) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of Parent and/or Parent OP into, or with, one or more of their Subsidiaries.

(h) Directors and Officers. The Parent Board shall have taken all necessary action to elect the individuals set forth in Section 1.06(a) of the Company Disclosure Letter to the offices set forth opposite their respective names and to elect the Company Designees to the Parent Board, in each case effective as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.01 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Partnership Merger Effective Time as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company upon written notice to the other party, if the Merger shall not have been consummated on or before 5:00 p.m. (Eastern time) on January 31, 2022 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Entity of competent jurisdiction has issued or enacted any Law or taken any other action (including the failure to have taken an action), which in either such case has become final and non-appealable, that has the effect of restraining, enjoining or otherwise prohibiting consummation of the Merger; provided, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(d) by either Parent or the Company, upon written notice to the other party, if the Company Merger fails to receive the Company Stockholder Approval at a duly held Company Stockholder Meeting at which the Company Merger has been voted upon; provided, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to the Company if the failure to obtain the Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement;

(e) by either Parent or the Company, upon written notice to the other party, if the issuance of Parent Common Stock in the Company Merger fails to receive the Parent Stockholder Approval at the Parent Stockholder Meeting; provided, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to Parent if the failure to obtain the Parent Stockholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement;

(f) by Parent, upon written notice to the Company, if (i) the Company effects a Company Adverse Recommendation Change or (ii) the Company enters into a Company Alternative Acquisition Agreement;

(g) by Company, upon written notice to Parent, if (i) Parent effects a Parent Adverse Recommendation Change or (ii) Parent enters into a Parent Alternative Acquisition Agreement;

(h) by the Company, upon written notice to Parent, at any time prior to the receipt of the Company Stockholder Approval, if, concurrently with such termination, the Company enters into a Company Alternative Acquisition Agreement in accordance with Section 5.03(b); provided, that any purported termination by the Company pursuant to this paragraph shall be void and of no force or effect unless the Company pays to Parent a fee of $74,000,000 (the “Company Termination Fee”) in accordance with Section 8.03(b)(iv);

(i) by Parent, upon written notice to the Company, at any time prior to the receipt of the Parent Stockholder Approval, if, concurrently with such termination, Parent enters into a Parent Alternative Acquisition Agreement in accordance with Section 5.04(b); provided, that any purported termination by Parent pursuant to this paragraph shall be void and of no force or effect unless Parent pays to the Company a fee of $74,000,000 (the “Parent Termination Fee”) in accordance with Section 8.03(b)(vi);

(j) by Parent, upon written notice to the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or the Company OP set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from Parent to the Company and two (2) Business Days before the End Date; provided, that neither Parent nor Parent OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied;

(k) by the Company, upon written notice to Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Parent OP set forth in this Agreement has occurred that would cause the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from the Company to Parent and two (2) Business Days before the End Date; provided, that neither the Company nor the Company OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied;

(l) by the Company, upon written notice to Parent, if Parent has breached or failed to perform its obligations under Section 5.04 or Section 6.01(d) in any material respect; or

(m) by Parent, upon written notice to the Company, if the Company has breached or failed to perform its obligations under Section 5.03 or Section 6.01(c) in any material respect.

8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates; provided, that the last sentence of Section 6.02, this Article VIII and Article IX shall survive any such termination. Notwithstanding anything in this Agreement to the contrary, no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or an Intentional Breach of this Agreement. For purposes of the foregoing, “Intentional Breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement.

8.03 Fees and Expenses.

(a) Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expense; provided, however, that (i) in the event of a termination by Parent or the Company pursuant to Section 8.01(d) or by Parent pursuant to Section 8.01(j), then the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount, and (ii) in the event of a termination by Parent or the Company pursuant to Section 8.01(e) or by the Company pursuant to Section 8.01(k), then Parent shall pay, or cause to be paid, to Company the Company Expense Amount. For purposes of this Agreement:

(A) “Expenses” means all reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the preparation, negotiation, execution and performance of this Agreement, the making or obtaining of any required filings, notices or approvals of any Governmental Entities in connection therewith, the preparation, printing, filing and mailing of the Joint Proxy Statement and the solicitation of the Company Stockholder Approval or Parent Stockholder Approval, as applicable, and all other matters related to the closing of the Transactions.

(B) “Parent Expense Amount” means the amount of Expenses of Parent up to $10,000,000.

(C) “Company Expense Amount” means the amount of Expenses of the Company up to $10,000,000.

(b) If this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.01(b) or Section 8.01(d), or by Parent pursuant to Section 8.01(j), and (A) in the case of a termination pursuant to Section 8.01(b), the Company Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) the condition in Section 7.01(b) has been satisfied, (y) a Company Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination and (z) within 12 months after the Termination Date, the Company consummates a transaction regarding, or executes a definitive agreement with respect to, a Company Takeover Proposal (whether or not the same Company Takeover Proposal as that referred to in clause (y) above), then the Company shall pay Parent, concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, the Company Termination Fee (less any Parent Expense Amount previously paid pursuant to Section 8.03(a) above); provided that, for purposes of this Section, “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(a), except that the reference to “20%” in the definition thereof shall be deemed to be references to “50%”;

(ii) by Parent or the Company pursuant to Section 8.01(b) or Section 8.01(e), or by the Company pursuant to Section 8.01(k), and (A) in the case of a termination pursuant to Section 8.01(b), the Parent Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) the condition in Section 7.01(b) has been satisfied, (y) a Parent Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination and (z) within 12 months after the Termination Date, Parent consummates a transaction regarding, or executes a definitive agreement with respect to, a Parent Takeover Proposal (whether or not the same Parent Takeover Proposal as that referred to in clause (y) above), then Parent shall pay the Company, concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, the Parent Termination Fee (less any Company Expense Amount previously paid pursuant to Section 8.03(a) above); provided that, for purposes of this Section, “Parent Takeover Proposal” shall have the meaning assigned to such term in Section 5.04(a), except that the reference to “20%” in the definition thereof shall be deemed to be references to “50%”;

(iii) by Parent pursuant to Section 8.01(f), then the Company shall pay Parent, within three (3) Business Days of the Termination Date, the Company Termination Fee;

(iv) by the Company pursuant to Section 8.01(h), then the Company shall pay Parent, concurrently with such termination, the Company Termination Fee;

(v) by the Company pursuant to Section 8.01(g), then the Parent shall pay the Company, within three (3) Business Days of the Termination Date, the Parent Termination Fee;

(vi) by Parent pursuant to Section 8.01(i), then Parent shall pay the Company, concurrently with such termination, the Parent Termination Fee;

(vii) by the Company pursuant to Section 8.01(l), then the Parent shall pay the Company, within three (3) Business Days of the Termination Date, the Parent Termination Fee; and

(viii) by Parent pursuant to Section 8.01(m), then the Company shall pay Parent, within three (3) Business Days of the Termination Date, the Company Termination Fee.

(c) Subject to Section 8.03(e), any payments pursuant to this Section 8.03 shall be paid by wire transfer of immediately available funds to the accounts designated in writing by the payee. Each party acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this

Agreement, and that, without such agreements, the other party would not enter into this Agreement. Accordingly, if a party fails to promptly pay an amount due pursuant to this Section 8.03 and, in order to obtain such payment, the other party commences an action that results in a final judgment against such party for such amount or any portion thereof, such party shall pay the other party’s reasonable costs and expenses (including court costs, attorneys’ fees and expenses) in connection therewith, together with interest on the amount of such judgment, from the date such payment was required to be made through the date of payment, at the U.S. Dollar prime rate of interest as reported by The Wall Street Journal in effect on the date of such payment. Each party agrees that the payment of the amounts specified in this Section 8.03 are liquidated damages and not a penalty, and are a reasonable amount that will compensate the parties for the efforts and resources expended and opportunities foregone while negotiating this Agreement and relying on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(d) Notwithstanding anything to the contrary in this Agreement, except as contemplated by Section 8.02, in the event of the termination of this Agreement the rights of each party pursuant to this Section 8.03 shall be the sole and exclusive remedy (at law or in equity, on any theory of liability, including on account of punitive damages) of such party and its Subsidiaries against the other party, its Subsidiaries and each of their former, current or future directors, officers, employees, stockholders, members, managers, partners, agents and assigns (each, a “Related Party”) for any and all losses or damages suffered as a result of the failure of the Transactions to be consummated, any breach of this Agreement or otherwise relating hereto or thereto, and upon payment of the amounts contemplated by this Section 8.03, if and when due, none of such party or its Related Parties shall have any further liability or obligation relating thereto or arising therefrom.

(e) Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 8.3(e) shall apply with respect to any Termination Fee required to be made hereunder.

(i) If the Company or Parent (the “Termination Payor”) is required to pay the other party (the “Termination Payee”) a Termination Fee, such Termination Fee shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(e). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Fee, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (x) the Termination Fee payable to the Termination Payee, and (y) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(e) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(e), an amount equal to the excess of the Termination Fee less the amount payable under clause (A) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Fee with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(e)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Fee pursuant to this Section 8.3(e) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Fee in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (x) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the

Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (y) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c) (2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Fee to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(e) at the reasonable request of the Termination Payee in order to (I) maximize the portion of the Termination Fee that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (II) assist the Termination Payee in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.3(e).

8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval and Parent Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (b) after receipt of the Parent Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders and (c) no amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.05 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the parties hereto may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.04, waive compliance with any of the agreements or conditions contained in this Agreement. Subject to the proviso in Section 8.04, no extension or waiver by the Company shall require the approval of the stockholders of the Company and no extension or waiver by Parent shall require the approval of the stockholders of Parent. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

8.06 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require in the case of Parent or the Company, action by its board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Partnership Merger Effective Time shall not require the approval of the stockholders of the Company or the approval of the stockholders of Parent.

ARTICLE IX

GENERAL PROVISIONS

9.01 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when transmitted (providing confirmation of transmission) if sent by facsimile transmission (provided that any notice provided by facsimile transmission on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) upon acknowledgment of receipt of such notice b the intended recipient if sent by email; or (d) when sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service, three (3) days after mailing (one (1) Business Day in the case of express mail or overnight courier service); as follows (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, Parent OP, or Merger Sub, to

Independence Realty Trust, Inc.

1835 Market Street, Suite 2601

Philadelphia, PA 19103

Attention: Scott Schaeffer

Email: sschaeffer@irtliving.com

with a copy to:

Troutman Pepper Hamilton Sanders LLP

Two Logan Square

Eighteen and Arch Streets

Philadelphia, PA 19103

Attention: Michael Friedman, Esq.

Email: michael.h.friedman@troutman.com

(b) if to the Company or Company OP, to

Steadfast Apartment REIT, Inc.

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

Attention: Rodney F. Emery

Email: Rod.Emery@steadfastreit.com

with a copy to:

Morrison & Foerster LLP

3500 Lenox Road, Suite 1500

Atlanta, GA 30326-1000

Attention: Heath D. Linsky

Email: hlinsky@mofo.com

9.03 Definitions.

(a) For purposes of this Agreement:

“Action” means any action, cause of action, order, writ, injunction, demand, claim, grievance, suit, litigation, proceeding, arbitration, mediation, audit, investigation, inquiry or dispute.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not the plan is subject to ERISA and (ii) each other material bonus, incentive, commission, deferred compensation, severance, retention, change in control, equity or equity-based (including, options, profits interests, phantom interest, restricted stock units and restricted stock), retirement, pension, profit sharing, employment, separation, consulting, vacation, paid time off, death benefit, fringe benefit, accident, disability, health or other welfare plan, program, policy or agreement.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Company Articles” means the charter of the Company.

“Company Bylaws” means the Bylaws of the Company, as amended.

“Company Class A OP Unit” means each unit of limited partnership interest of the Company OP designated as a “Class A Common Unit” in the Company OP Limited Partnership Agreement.

“Company Class A-2 OP Unit” means each unit of limited partnership interest of the Company OP designated as a “Class A-2 Common Unit” in the Company OP Limited Partnership Agreement.

“Company Class B OP Unit” means each unit of limited partnership interest of the Company OP designated as “Class B Common Unit” in the Company OP Limited Partnership Agreement.

“Company Material Adverse Effect” means any change, development, event, effect or occurrence (each, an “Event”) that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company or the Company OP to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Company Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which the Company and the Company Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by the Company at the request or with the prior consent of Parent or Parent OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, of the Company Capital Stock or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by the Company or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), or (6) any damage or destruction of any Company Property that is substantially covered by insurance, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company OP Limited Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Company OP, dated August 31, 2020.

“Company OP Units” means, collectively, the Company Class A OP Units, the Company Class A-2 OP Units and the Company Class B OP Units.

“Company Permitted Liens” means (i) Liens for Taxes not yet delinquent, that are payable without penalty and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (ii) mechanics’ and materialmen’s Liens for construction in progress, arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases referred to in the rent rolls/aging reports delivered to Parent referred to Section 3.14 hereof, (vi) any title exception disclosed in any Company Title Insurance Policy (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by the Company with respect to any Company Property, Liens and obligations arising under the Company Material Contracts (including but not limited to any Lien securing mortgage debt that is a Designated Loan) all of which individually or in the aggregate do not materially and adversely affect the use for its current purposes or marketability of any Company Property; (vii) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use for its current purposes or marketability of any Company Property; (viii) Liens imposed or promulgated by law or any Governmental Entity; (ix) Liens included in any Company or Company Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use of any Company Leased Property; and (x) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Company’s balance sheet.

“Company Stockholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting on the Company Merger.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiaries” means the Company OP and any Subsidiary of the Company or the Company OP.

“Continuing Employees” means the employees of the Company or the Company Subsidiaries who continue in employment with Parent or one of the Parent Subsidiaries immediately after the Effective Time, as mutually agreed upon by the Company and Parent prior to the Effective Time.

“Designated Lender” means (i) with respect to the Company, each of the lenders of the Company or any Company Subsidiary set forth on Section 7.02(g) of the Parent Disclosure Letter, and (ii) with respect to Parent, each of the lenders of Parent or any Parent Subsidiary set forth on Section 7.03(g) of the Company Disclosure Letter.

“Designated Loan” means (i) with respect to the Company, the loan made by each Designated Lender and identified on Section 7.02(g) of the Parent Disclosure Letter, and (ii) with respect to Parent, the loan made by each Designated Lender and identified on Section 7.03(g) of the Company Disclosure Letter.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” means 0.905.

“Form S-4” means a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus, together with any amendments or supplements thereto.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) polychlorinated biphenyls, mold, methane, asbestos and radon, and (iv) any other contaminant, substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Joint Proxy Statement” means a joint proxy statement/prospectus in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting, together with any amendments or supplements thereto.

“Knowledge” means, with respect to any matter in question, (i) as to the Company, the actual knowledge of the Persons listed on Section 9.03(a)(i) of the Company Disclosure Letter, and (ii) as to Parent, the actual knowledge of the Persons listed on Section 9.03(a)(ii) of the Parent Disclosure Letter.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Merger Consideration” means collectively, the Share Merger Consideration and the Unit Merger Consideration.

“NYSE” means the New York Stock Exchange.

“Outside Limited Partners” means the limited partners of the Company OP other than the Company and the Company Subsidiaries.

“Parent Articles” means the charter of Parent.

“Parent A&R OP Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of Independence Realty Operating Partnership, LP, as may be amended pursuant to Section 1.05(b) of this Agreement.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Parent Material Adverse Effect” means any Event that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) will or would reasonably expected to prevent or materially impair or delay the ability of Parent, Parent OP or Merger Sub to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Parent Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which Parent and the Parent Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by Parent at the request or with the prior consent of the Company or Company OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by Parent or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Adverse Effect), or (6) any damage or destruction of any Parent Property that is substantially covered by insurance, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and the Parent Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent OP Common Units” means “Common Units” (as defined in the Parent A&R OP Agreement).

“Parent Permitted Liens” means (i) Liens for Taxes not yet delinquent, that are payable without penalty, and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP); (ii) mechanics’ and materialmen’s Liens for construction in progress, arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases referred to in the rent rolls/aging reports delivered to Parent referred to Section 4.14 hereof, (vi) any title exception disclosed in any Parent Title Insurance Policy (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by Parent with respect to any Parent Property, Liens and obligations arising under the Parent Material Contracts (including but not limited to any Lien securing mortgage debt that is a Designated Loan) all of which individually or in the aggregate do not materially and adversely affect the use for its current purposes or marketability of any Parent Property; (vii) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use for its current purposes or marketability of any Parent Property; (viii) Liens imposed or promulgated by law or any Governmental Entity; (ix) Liens included in any Parent or Parent Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use of any Parent Leased Property; and (x) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Parent’s balance sheet.

“Parent Stockholder Approval” means the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting on the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) as contemplated by this Agreement.

“Parent Stockholder Meeting” means the meeting of the holders of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiaries” means any Subsidiary of Parent.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Representatives” means, with respect to any Person, any officer, director or employee of, or any investment banker, attorney, accountant, consultant or other advisor or representative of such Person.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Taxes” means any U.S. federal, state, local and foreign income, gross receipts, capital gains, withholding property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll excise environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Taxing Authority” means any Governmental Entity which imposes federal, state, local or foreign Taxes.

“Tax Protection Agreements” means any written agreement to which the Parent, any Parent Subsidiary, Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holder of limited partnership interests relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests, the Parent, any Parent Subsidiary, Company or any Company Subsidiary has agreed to (A) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular owner, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner, in each case for Tax reasons.

“Termination Fee” means either the Parent Termination Fee or the Company Termination Fee, as applicable.

“VWAP of Parent Common Stock” means the volume weighted average price of shares of Parent Common Stock for a thirty (30) trading day period, starting with the opening of trading on the first trading day of such period to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(b) The following terms shall have the respective meanings set forth in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	Section 5.03(a)
Agreement	Preamble
Book-Entry Shares	Section 2.03(c)(i)
Book-Entry Units	Section 2.03(e)(ii)
Bankruptcy and Equity Exception	Section 3.03(a)
Cancelled Shares	Section 2.01(b)
Capital Expenditures	Section 5.01(m)
Class A OP Unit Merger Consideration	Section 2.02(a)(ii)
Class A-2 OP Unit Merger Consideration	Section 2.02(a)(iii)
Class B OP Unit Merger Consideration	Section 2.02(a)(iv)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.04(g)
Company Adverse Recommendation Change	Section 5.03(b)
Company Alternative Acquisition Agreement	Section 5.03(b)
Company Benefit Plans	Section 3.10(a)
Company Board	Recitals
Company Capital Stock	Section 3.02(a)
Company Class A Convertible Stock	Section 3.02(a)
Company Common Stock	Section 2.01(a)(i)
Company Convertible Stock	Section 3.02(a)
Company Designees	Section 1.06(b)
Company Disclosure Letter	Article III
Company ERISA Affiliate	Section 3.10(j)
Company Expense Amount	Section 8.03(a)(C)

Company Intellectual Property	Section 3.15
Company Intervening Event	Section 5.03(b)
Company Lease	Section 3.14(d)
Company Material Contract	Section 3.16(a)
Company Merger	Recitals
Company OP	Preamble
Company OP GP Approval	Section 3.03(c)
Company Preferred Stock	Section 3.02(a)
Company Properties	Section 3.14(a)
Company Real Property Leases	Section 3.14(i)
Company Restricted Stock	Section 2.05
Company SEC Documents	Section 3.05(a)
Company Specified Action	Section 3.11
Company Takeover Proposal	Section 5.03(a)
Company Termination Fee	Section 8.01(h)
Company Title Insurance Policy	Section 3.14(f)
Confidentiality Agreement	Section 6.02
Consent	Section 3.04(b)
Contract	Section 3.04(a)
Converted Restricted Shares	Section 2.05
D&O Insurance	Section 6.05(b)
DRULPA	Recitals
Effective Time	Section 1.04(b)
End Date	Section 8.01(b)
Environmental Permits	Section 3.13(a)
ERISA	Section 3.10(a)
Exchange Act	Section 3.04(b)
Exchange Fund	Section 2.03(b)
Expenses	Section 8.03(a)(A)
Filed Company SEC Documents	Article III
Filed Parent SEC Documents	Article IV
GAAP	Section 3.05(c)
Governmental Entity	Section 3.04(b)
Indemnified Party	Section 6.05(c)
IRS	Section 3.08(a)
Merger Sub	Preamble
Judgment	Section 3.04(a)
Law	Section 3.04(a)
Leased Company Properties	Section 3.14(a)
Leased Company Property	Section 3.14(a)
Leased Parent Properties	Section 4.14(a)
Leased Parent Property	Section 4.14(a)
Letter of Transmittal	Section 2.03(c)(i)
Liens	Section 3.02(c)
Losses	Section 6.05(c)
Maryland Court	Section 9.09
Maximum Premium	Section 6.05(b)
Measurement Date	Section 3.02(a)
Merger	Recitals
MGCL	Recitals
MLLCA	Section 7.02(h)
Notice Date	Section 6.14

Owned Company Properties	Section 3.14(a)
Owned Company Property	Section 3.14(a)
Owned Parent Properties	Section 4.14(a)
Owned Parent Property	Section 4.14(a)
Parent	Preamble
Parent 401(k) Plan	Section 6.04(g)
Parent Adverse Recommendation Change	Section 5.04(b)
Parent Alternative Acquisition Agreement	Section 5.04(b)
Parent Benefit Plans	Section 4.10(b)
Parent Board	Recitals
Parent Capital Stock	Section 4.02(a)
Parent Common Stock Offering	Section 6.10(a)
Parent Designees	Section 1.06(b)
Parent Disclosure Letter	Article IV
Parent Employee Plans	Section 6.04(d)
Parent ERISA Affiliate	Section 4.10(f)
Parent Expense Amount	Section 8.03(a)(B)
Parent Intellectual Property	Section 4.15
Parent Intervening Event	Section 5.04(b)
Parent Lease	Section 4.14(d)
Parent Material Contract	Section 4.16(a)
Parent OP	Preamble
Parent OP GP Approval	Section 4.03(c)
Parent Preferred Stock	Section 4.02(a)
Parent Properties	Section 4.14(a)
Parent Real Property Leases	Section 4.14(i)
Parent SEC Documents	Section 4.05(a)
Parent Specified Action	Section 4.11
Parent Takeover Proposal	Section 5.04(a)
Parent Termination Fee	Section 8.01(i)
Parent Title Insurance Policy	Section 4.14(f)
Partnership Certificate of Merger	Section 1.04(a)
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 1.04(a)
Paying Agent	Section 2.03(a)
Paying Agent Agreement	Section 2.03(a)
Permit	Section 3.12
Qualifying Income	Section 8.03(e)(i)
REIT	Section 3.08(b)
REIT Dividend	Section 6.12
Related Party	Section 8.03(d)
SDAT	Section 1.04(b)
SEC	Article III
Securities Act	Section 3.16(a)(i)
Share	Section 2.01(a)(i)
Share Merger Consideration	Section 2.01(a)(i)
SOS	Section 1.04(a)
Superior Company Proposal	Section 5.03(a)
Superior Parent Proposal	Section 5.04(a)
Surviving Company	Section 1.01(b)(ii)
Tax Returns	Section 3.08(a)
Termination Date	Section 8.01

Termination Payee	Section 8.03(e)(i)
Termination Payor	Section 8.03(e)(i)
Transactions	Recitals
Transfer Taxes	Section 6.08
Unit Merger Consideration	Section 2.02(a)(ii)
Voting Company Debt	Section 3.02(a)
Voting Parent Debt	Section 4.02(a)

9.04 Interpretation; Exhibits and Disclosure Letters. The table of contents and headings contained in this Agreement or in any Exhibit hereto, the Company Disclosure Letter or the Parent Disclosure Letter are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” has the inclusive meaning frequently identified with the phrase “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any item disclosed in any Section of the Company Disclosure Letter or the Parent Disclosure Letter whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is reasonably apparent from the text of the disclosure made shall be deemed to be disclosed with respect to such Sections of such Company Disclosure Letter or Parent Disclosure Letter, as applicable, relating to such representation or warranty, notwithstanding the omission of a reference or cross-reference thereto. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. References to matters disclosed in the Filed Company SEC Documents or the Filed Parent SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document or Filed Parent SEC Document that is filed on or after the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents or Filed Parent SEC Documents that constitute predictive, cautionary or forward-looking statements.

9.05 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

9.06 Counterparts. This Agreement may be executed (including by facsimile or email of a ..pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement and the other Transaction Documents by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

9.07 Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the Exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement,

(a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and (b) except for (i) Section 6.05, (ii) only with respect to holders of record of the Company Common Stock immediately prior to the Effective Time, and only after the Effective Time, for the provisions set forth in Article II, (iii) only with respect to holders of Company Restricted Stock immediately prior to the Effective Time, and only at and after the Effective Time, for the provisions set forth in Section 2.05, and (iv) only with respect to holders of record of the Company OP Units immediately prior to the Partnership Merger Effective Time, and only after the Partnership Merger Effective Time, for the provisions set forth in Article II, are not intended to confer upon any Person other than the parties hereto any rights or remedies, whether as third-party beneficiaries or otherwise; provided, however, that the Company shall be entitled to pursue damages on behalf of its stockholders as provided in Section 9.13(b).

9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland; provided, however, that the Partnership Merger shall be governed by the Laws of the State of Delaware.

9.09 Jurisdiction; Venue. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). In the case of a proceeding in the Circuit Court for Baltimore City (Maryland), each of the parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to such Maryland Court’s Business and Technology Case Management Program. Each of the parties hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Maryland Court for the purpose of any proceeding brought by any party arising out of or relating to this Agreement, (b) agrees not to commence any such action or proceeding except in the Maryland Court, (c) irrevocably submits itself to the personal jurisdiction of the Maryland Court in any proceeding arising out of or relating to this Agreement, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (e) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in the Maryland Court, and (f) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Maryland Court. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.12 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties hereto by a Person duly authorized by such party to do so.

9.13 Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary and other legal damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach any such provisions; provided, however, that in the event of a termination of this Agreement under circumstances in which the Parent Termination Fee is paid, the Company will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of any of Parent, Parent OP or Merger Sub other than with respect to the payment of the Parent Termination Fee. The parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent any breach or threatened breach of any of the covenants or obligations under this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise. The parties hereto agree that such rights of specific enforcement are an integral part of the Transactions and that, without such rights, none of the parties hereto would have entered into this Agreement.

(b) Notwithstanding anything to the contrary contained herein, prior to a valid termination of this Agreement pursuant to Article VIII, (i) the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by Parent or Parent OP and to enforce specifically the terms and provisions hereof, including Parent’s and Parent OP’s obligations to consummate the Merger and the other Transactions, and (ii) Parent shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by the Company or Company OP and to enforce specifically the terms and provisions hereof, including the Company’s and Company OP’s obligations to consummate the Merger and the other Transactions. Neither the commencement of any Legal Proceeding pursuant to this Section 9.13 nor anything else in this Section 9.13 shall restrict or limit the Company’s or Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or (before or after any termination) to pursue any other remedies under this Agreement, and nothing in this Section 9.13 or elsewhere in this Agreement shall require the Company or Parent to institute any proceedings for specific performance prior to or as a condition to exercising any other right or remedy hereunder. Without limiting the generality of the foregoing, any and all remedies herein conferred upon the Company or Parent are cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon the Company or Parent, and the exercise by the Company or Parent of any one remedy will not preclude the exercise of any other remedy.

(c) Each party hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

IN WITNESS WHEREOF, Parent, Parent OP, Merger Sub, the Company and Company OP have duly executed this Agreement as of the date first written above.

INDEPENDENCE REALTY TRUST, INC.

by:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP

By: INDEPENDENCE REALTY TRUST, INC.,

its General Partner

by:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

IRSTAR SUB, LLC

By: INDEPENDENCE REALTY TRUST, INC.,

its Sole Member

by:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

STEADFAST APARTMENT REIT, INC.

by:	/s/ Rodney F. Emery
Name: Rodney F. Emery
Title: Chief Executive Officer

STEADFAST APARTMENT REIT OPERATING PARTNERSHIP, L.P.

By: STEADFAST APARTMENT REIT, INC.

its General Partner

by:	/s/ Rodney F. Emery
Name: Rodney F. Emery
Title: Chief Executive Officer

Annex B

745 Seventh Avenue New York, NY 10019 United States

July 26, 2021

Board of Directors

Independence Realty Trust, Inc.

1835 Market Street Suite 2601

Philadelphia, PA 19103

Members of the Board of Directors:

We understand that Independence Realty Trust, Inc., a Maryland corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Steadfast Apartment REIT, Inc., a Maryland corporation (“Steadfast”), pursuant to which (i) Steadfast will be merged with and into IRSTAR, LLC, a Maryland limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub”), with Merger Sub continuing as the surviving company and each issued and outstanding share of common stock, par value $0.01 per share (“Steadfast Common Stock”), of Steadfast, other than any Cancelled Shares (as defined in the Agreement (as defined below)), will be converted into the right to receive 0.905 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, and (ii) immediately following such merger, Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of Steadfast (the “Steadfast OP”), will be merged with and into Independence Realty Operating Partnership, LP, a Delaware limited partnership and the operating partnership of the Company (the “Company OP”), with the Company OP continuing as the surviving entity, and each issued and outstanding unit of limited partnership interest in the Steadfast OP will be converted into the right to receive a number of Common Units of the Company OP equal to the Exchange Ratio. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of July 26, 2021, among the Company, the Company OP, Merger Sub, Steadfast and the Steadfast OP (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of July 24, 2021, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Steadfast that we believe to be relevant to our analysis, including the Company’s and Steadfast’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, and Quarterly Reports on Form 10-Q of the Company and Steadfast for the fiscal quarters ended March 31, 2021; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company and approved for our use by the Company (“Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Steadfast furnished to us by Steadfast, including financial projections of Steadfast prepared by management of Steadfast and approved for our use by the Company (“Steadfast Projections” and, together with the Company Projections, the “Projections”); (5) a comparison of the historical financial results and present financial condition of the Company and Steadfast with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company; (8) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (the “Expected Synergies”) and (9) the Company management’s estimates with respect to sales of assets expected by the management of the Company to occur subsequent to the announcement of the proposed Transaction (the “Asset Sales Estimates”) and assumptions approved by Company management with respect to a public offering of shares of Company Common Stock (the “Public Offering”) expected by the management of the Company to occur in connection with the announcement of the Proposed Transaction (the “Public Offering Assumptions”). In addition, we have had discussions with the management of the Company and Steadfast concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and the potential strategic benefits of the Proposed Transaction, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections and the Steadfast Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Steadfast, as applicable, as to the future financial performance of the Company and Steadfast and that the Company and Steadfast will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the Expected Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and that the Expected Synergies will be realized in accordance with such estimates. In addition, upon the advice of the Company, we have assumed that the Asset Sale Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the asset sales reflected therein and that such asset sales will occur in accordance with such estimates and have assumed, with the consent of the Company, that the Public Offering will occur in accordance with the Public Offering Assumptions. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Steadfast and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Steadfast. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock would trade following the announcement of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and expect to receive customary fees for such services. Specifically, Barclays or an affiliate has been mandated as an underwriter for the Company’s proposed equity offering and has been asked to act as a forward purchaser under one of the Company’s forward sale agreements, in each case, which are to be entered into on or about the date hereof in connection with the Proposed Transaction. Barclays or an affiliate would expect to earn customary fees or commissions and receive customary indemnification in connection therewith.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Steadfast for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barlcays Capital Inc.

BARCLAYS CAPITAL INC.

Annex C

BMO Capital Markets
115 South LaSalle Street
Chicago, IL 60603
www.bmocm.com

July 26, 2021

Independence Realty Trust, Inc.

1835 Market Street Suite 2601

Philadelphia, PA 19103

Attn.: The Board of Directors

Dear Members of the Board of Directors:

We understand that Independence Realty Trust, Inc. (the “Company”), Independence Realty Operating Partnership, LP (the operating partnership of the Company, the “Company OP”), IRSTAR, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), Steadfast Apartment REIT, Inc. (“Steadfast”) and Steadfast Apartment REIT Operating Partnership, L.P. (the operating partnership of Steadfast, the “Steadfast OP”) propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Steadfast will be merged with and into Merger Sub (the “Company Merger”), with Merger Sub continuing as the surviving company, and each issued and outstanding share of common stock, par value $0.01 per share (“Steadfast Common Stock”), of Steadfast, other than any Cancelled Shares (as defined in the Agreement), will be converted into the right to receive 0.905 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, and (ii) immediately following the Company Merger, the Steadfast OP will be merged with and into the Company OP (the “Partnership Merger” and, together with the Company Merger, the “Transaction”), with the Company OP continuing as the surviving entity, and each issued and outstanding unit of limited partnership interest in the Steadfast OP will be converted into the right to receive a number of Common Units of the Company OP equal to the Exchange Ratio.

The Board of Directors (the “Board”) of the Company has requested that BMO Capital Markets Corp. (“we” or “BMOCM”) render an opinion, as investment bankers, to the Board as to the fairness, from a financial point of view, to the Company as of the date hereof, of the Exchange Ratio provided for in the Transaction pursuant to the Agreement (this “Opinion”).

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1)	reviewed the draft dated July 24, 2021 of the agreement and plan of merger to be entered into by and among the Company, the Company OP, Merger Sub, Steadfast and the Steadfast OP (the “Agreement”);

2)

reviewed certain publicly available business and financial information relating to each of the Company and Steadfast that we deemed to be relevant, including the Company’s and Steadfast’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, and Quarterly Reports on Form 10-Q of the Company and Steadfast for the fiscal quarters ended March 31, 2021;

3)

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of each of the Company and Steadfast made available to us by the Company and Steadfast, respectively, including (i) financial projections prepared by the management of Steadfast relating to Steadfast for the fiscal years ending 2021 through 2026 which Company management has directed us to use for purposes of our analysis and this Opinion (the “Steadfast Projections”), and (ii) financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2021 through 2026 (the “Company Projections”, and together with Steadfast Projections, the “Projections”);

4)

reviewed the strategic rationale for, and the potential cost savings and operating synergies anticipated by the management of the Company to result from, the Transaction (collectively, the “Expected Synergies”);

5)

reviewed the Company management’s estimates with respect to sales of assets expected by the management of the Company to occur subsequent to the Transaction (the “Asset Sales Estimates”) and assumptions approved by Company management with respect to a public offering of shares of Company Common Stock (the “Public Offering”) expected by the management of the Company to occur in connection with the announcement of the Transaction (the “Public Offering Assumptions”);

6)

conducted discussions with members of senior management of each of the Company and Steadfast and certain of their respective representatives and advisors concerning their views of the Company’s and Steadfast’s businesses, operations, financial condition and prospects, the Transaction and related matters;

7)	reviewed certain financial and stock market information for the Company and certain financial information for Steadfast and selected publicly traded companies that we deemed to be relevant;

8)	reviewed the financial terms, to the extent publicly available, of selected acquisitions of real estate assets which we deemed to be relevant;

9)	performed a discounted cash flow analysis for each of the Company and Steadfast based on the Company Projections and Steadfast Projections, respectively;

10)	reviewed the current and historical stated NAVs for the Company and Steadfast;

11)	reviewed certain potential pro forma financial effects of the Transaction on earnings per share, cash flow, capitalization and financial ratios of the Company;

12)

reviewed an email addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

13)	performed such other studies and analyses, and conducted such discussions as we deemed appropriate.

We have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Steadfast, or their respective representatives or advisors, or obtained by us from other sources. We have not independently verified (nor assumed any obligation to verify) any such information, undertaken an independent valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or Steadfast, nor have we been furnished with any such valuation or appraisal. We have not evaluated the solvency or fair value of the Company, Merger Sub, the Company OP, Steadfast or the Steadfast OP under any state or federal laws relating to bankruptcy, insolvency or similar matters. We also have assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms, or conditions will be imposed that would be material to our analysis. We have assumed that the final Agreement will not differ in any material respect from the draft of the Agreement we reviewed. We have also assumed that the Transaction will be consummated in accordance with the terms of the Agreement, without any waiver, modification or amendment of any terms, condition or agreement that would be material to our analysis, that the representations and warranties of each party contained in the Agreement will be true and correct in all material respects, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification. With respect to the Company Projections, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of Company management of the expected future competitive, operating and regulatory environments and related financial performance of the Company. With respect to Steadfast Projections, at the direction of the Company management we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of Steadfast management of the expected future competitive, operating and regulatory environments and related financial performance of Steadfast. With respect to the Expected Synergies, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of Company management as to the potential cost savings and operating synergies anticipated by the management of the Company to result from the Transaction. With respect to the Asset Sales Estimates, we have been advised by the Company, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and good faith judgment of Company management as to sales of assets expected by the management of the Company to occur subsequent to the Transaction. With respect to the Public Offering Assumptions, we have assumed that the Public Offering will occur in accordance with such assumptions. We express no opinion with respect to the Projections, the Expected Synergies, the Asset Sales Estimates or Public Offering Assumptions or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of either the Company or Steadfast since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Furthermore, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company, the Company OP, Merger Sub, Steadfast or the Steadfast OP.

We have been advised by the management of the Company and Steadfast that the Company and Steadfast have each operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for all taxable years commencing with its taxable year ended December 31, 2011 and December 31, 2014, respectively, through December 31, 2020, and we have assumed, at the direction of the Company, that the Transaction will not adversely affect the status or operations of the Company or Steadfast. We have also assumed, at the direction of the Company, that the Transaction will qualify as a tax-free reorganization transaction.

This Opinion is necessarily based upon financial, economic, market and other conditions and circumstances as they exist and can be evaluated, and the information made available to us, as of the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof, including potential changes in U.S. trade, tax or other laws, regulations and government policies and the enforcement thereof as have been or may be proposed or effected, and the potential effects such changes may have on the Transaction or the participants in the Transaction or their respective businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects.

This Opinion does not constitute a recommendation as to any action the Board or any other party should take in connection with the Transaction or the other transactions contemplated by the Agreement or any aspect thereof and is not a recommendation to any director of the Company, any security holder or any other party on how to act or vote with respect to the Transaction or related transactions and proposals or any other matter. This Opinion relates solely to the fairness of the Exchange Ratio, from a financial point of view, to the Company as of the date hereof. We express no opinion herein as to the relative merits of the Transaction and any other transactions or business strategies discussed by the Board as alternatives to the Transaction or the decision of the Board to proceed with the Transaction, nor do we express any opinion on the structure, terms or effect of any other aspect of the Transaction or the other transactions contemplated by the Agreement. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, advisors, or any class of such persons, in connection with the Transaction relative to the Exchange Ratio. We are not experts in, and this Opinion does not address, any of the legal, tax or accounting aspects of any portion or aspect of the Transaction.

With the Board’s consent, we have relied upon the fact that the Company has received legal, tax, and accounting advice and we have relied upon and assumed that all such advice was correct. This letter does not express any opinion as to the likely value or trading range of the Company Common Stock following announcement of the Transaction, or the Company Common Stock issued pursuant to the consummation of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time.

BMOCM has acted as financial advisor to the Board with respect to the Transaction and will receive a fee for our services, the principal portion of which is contingent upon consummation of the Transaction. In addition, we will receive a fee upon delivery of this opinion, which is not contingent upon consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties against certain potential liabilities arising out of our engagement. In addition, BMOCM expects to serve as a book-running underwriter in connection with the Public Offering, BMOCM, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Steadfast, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. BMOCM provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of the Company or Steadfast for its own account and for the accounts of customers.

As the Board also is aware, in the two years prior to the date of this opinion, BMOCM and/or certain of its affiliates have provided, currently are providing and in the future may provide certain financial advisory, investment banking, commercial banking, corporate finance and other services unrelated to the Transaction to the Company, Steadfast and/or certain of their respective affiliates for which we and such affiliates have received and may receive compensation.

Specifically, from November 2018 to the date hereof, we and certain of our affiliates have provided financial advisory, investment and corporate banking services to the Company and certain of its affiliates unrelated to the Transaction, for which services we have received and/or expect to receive compensation, including having acted as (i) Joint Bookrunner on a follow-on equity transaction in February 2020, (ii) agent on the Company’s ATM program beginning in November 2020, (iii) a lending participant in the Company’s $200mm Term Loan beginning May 2021, and (iv) a lending participant in the Company’s $350mm senior unsecured revolving credit facility beginning April 2019.

Further, from November 2018 to the date hereof, we and certain of our affiliates have provided financial advisory, investment and corporate banking services to Steadfast and certain of its affiliates unrelated to the Transaction, for which services we have received and/or expect to receive compensation, including having acted as sell-side advisor to the special committee of Steadfast Income REIT, Inc. in its sale to Steadfast Apartment REIT, Inc. in March 2020.

This Opinion has been approved by a fairness opinion committee of BMOCM. This Opinion has been prepared at the request and for the benefit and use of the Board (solely in its capacity as such) in evaluating the fairness of the Exchange Ratio, from a financial point of view, to the Company as of the date hereof. This Opinion may not be quoted, referred to, disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to or used for any other purpose without our prior written consent.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion, as investment bankers, that as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ BMO Capital Markets Corp.

BMO Capital Markets Corp.

Annex D

Opinion of RBC Capital Markets, LLC

July 26, 2021

The Board of Directors

Steadfast Apartment REIT, Inc.

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Steadfast Apartment REIT, Inc., a Maryland corporation (“Steadfast”), other than as specified below, of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Steadfast Apartment REIT Operating Partnership, L.P., a Delaware limited partnership (“Steadfast OP”), Steadfast, the sole general partner of Steadfast OP, Independence Realty Operating Partnership, LP, a Delaware limited partnership (“IRT OP”), Independence Realty Trust, Inc., a Maryland corporation and the sole general partner of IRT OP (“IRT”), and IRSTAR Sub, LLC, a Maryland limited liability company and direct wholly owned subsidiary of IRT (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Steadfast with and into Merger Sub (the “Company Merger”) pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Steadfast (“Steadfast Common Stock”) will be converted into the right to receive 0.905 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of IRT (“IRT Common Stock”) and, immediately following the Company Merger, the merger of Steadfast OP with and into IRT OP (the “Partnership Merger” and, collectively with the Company Merger, the “Merger”). The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of IRT and/or other entities involved in the Merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade or hold securities or financial instruments (including loans and other obligations) of such entities for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold long or short positions or otherwise effect transactions in such securities or financial instruments.

We are acting as financial advisor to Steadfast in connection with the Merger and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Merger. In addition, Steadfast has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, during the past two years, RBCCM provided financial advisory services unrelated to the Merger to Steadfast in connection with a potential transaction which was not consummated. RBCCM and certain of our affiliates in the future may provide investment banking, commercial banking and/or financial advisory services to Steadfast, Steadfast OP, IRT, IRT OP and/or certain of their respective affiliates, for which services RBCCM and our affiliates would expect to receive customary compensation.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of an execution version, dated July 26, 2021, of the Merger Agreement;

The Board of Directors

Steadfast Apartment REIT, Inc.

July 26, 2021

(ii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Steadfast and IRT made available to us from published sources and internal records of Steadfast and IRT, respectively;

(iii)

we reviewed certain financial projections and other estimates and data relating to Steadfast and IRT prepared by the respective managements of Steadfast and IRT and certain estimates as to the potential cost savings and other benefits anticipated by the managements of Steadfast and IRT to be realized from the Merger (collectively, the “Cost Savings”), which projections and other estimates and data we have been directed by Steadfast to utilize for purposes of our analyses and opinion;

(iv)	we held discussions with members of the senior managements of Steadfast and IRT with respect to the respective businesses, prospects and financial outlook of Steadfast and IRT;

(v)

we reviewed the estimated value per share of Steadfast Common Stock as of December 31, 2020 as publicly reported by Steadfast, and reviewed the reported prices and trading activity for IRT Common Stock;

(vi)	we compared certain financial metrics of Steadfast and IRT with those of selected publicly traded companies that we considered generally relevant in evaluating Steadfast and IRT;

(vii)

we reviewed the relative contributions of Steadfast and IRT to certain financial metrics of the pro forma combined company based on the financial projections and other estimates and data relating to Steadfast and IRT referred to above;

(viii)	we reviewed, for informational purposes, certain financial terms of the Merger with those of selected precedent transactions that we considered generally similar to the Merger;

(ix)

we reviewed, for informational purposes, certain potential pro forma financial effects of the Merger on Steadfast and IRT based on financial projections and other estimates and data relating to Steadfast and IRT provided to us by the respective managements of Steadfast and IRT; and

(x)	we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Steadfast and IRT (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Steadfast and IRT that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data (including as to potential Cost Savings) that we have been directed to utilize in our analyses were reasonably prepared reflecting the best currently available estimates and good faith judgments of the respective managements of Steadfast and IRT, as the case may be, as to the future financial performance of, and are a reasonable basis upon which to evaluate, Steadfast, IRT, the potential Cost Savings, potential pro forma effects of the Merger and the other matters covered thereby and we further have assumed that the financial results reflected therein, including the potential Cost Savings, will be realized in the amounts and at the times projected. We express no opinion as to any such financial projections or other estimates and data utilized in our analyses or the assumptions upon which they are based.

We have relied upon the assessments of the managements of Steadfast and IRT as to, among other things, (i) the potential impact on Steadfast and IRT of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the residential real estate industry, including the multifamily sector thereof, related credit and financial

The Board of Directors

Steadfast Apartment REIT, Inc.

July 26, 2021

markets and the geographic regions in which Steadfast and IRT operate, (ii) implications for Steadfast and IRT of the global COVID-19 pandemic, (iii) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, residents, third-party vendors, service providers and other commercial relationships of, Steadfast and IRT, and (iv) the ability to integrate the operations of Steadfast and IRT. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Steadfast, Steadfast OP, IRT, IRT OP or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Steadfast, Steadfast OP, IRT, IRT OP or any other entity and, except for certain third-party appraisals, we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of Steadfast, Steadfast OP, IRT, IRT OP or any other entity. We have not been requested to make, and we have not made, an independent evaluation of, and we express no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting Steadfast, Steadfast OP, IRT, IRT OP or any other entity. We also have not evaluated the solvency or fair value of Steadfast, Steadfast OP, IRT, IRT OP or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, permits, waivers and agreements for the Merger, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on Steadfast, Steadfast OP, IRT, IRT OP or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and the Company Merger and the Partnership Merger otherwise will qualify for the intended tax treatment contemplated by the Merger Agreement. We have been advised by Steadfast, and we have assumed, that each of Steadfast and IRT has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT and that the Merger will not adversely affect such REIT status or operations of the pro forma combined entity resulting from the Merger. In addition, we have assumed that the final executed Merger Agreement will not differ in any respect meaningful to our analyses or opinion from the execution version that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. Our opinion, as set forth herein, relates to the relative values of Steadfast and IRT before giving effect to any underwritten public offering of shares of IRT Common Stock or asset sales contemplated to be undertaken prior to or following consummation of the Merger. We are not expressing any opinion as to the actual value of IRT Common Stock when issued in connection with the Merger or the price or range of prices at which Steadfast Common Stock, IRT Common Stock or any other securities of Steadfast or IRT, or any securities of Steadfast OP or IRT OP, may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. As you are aware,

The Board of Directors

Steadfast Apartment REIT, Inc.

July 26, 2021

the credit, financial and stock markets, the industry in which Steadfast and IRT operate and the securities of IRT have experienced and may continue to experience volatility and disruptions, including from the COVID-19 pandemic, and we express no opinion or view as to any potential effects of such volatility or disruptions on Steadfast, Steadfast OP, IRT, IRT OP or the Merger (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein are provided for the benefit, information and assistance of the Board of Directors of Steadfast (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any securityholder as to how such securityholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) or the securities of Steadfast held by such holders nor does our opinion address proportionate allocation or relative fairness. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or the Merger Agreement, including, without limitation, the form or structure of the Merger, any governance arrangements, underwritten public offering or asset sales, lock-up agreement, indemnification arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion also does not address the underlying business decision of Steadfast to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to Steadfast or which Steadfast might engage in or consider. We do not express any opinion or view with respect to, and we have relied upon the assessments of Steadfast and its representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the Merger or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting Steadfast, Steadfast OP, IRT, IRT OP or the Merger (including the contemplated benefits thereof), as to which we understand that Steadfast has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on Steadfast’s behalf with respect to the acquisition of all or a portion of Steadfast.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to holders of Steadfast Common Stock (other than, as applicable, IRT, IRT OP, Merger Sub and their respective affiliates).

Very truly yours,

RBC CAPITAL MARKETS, LLC

Annex E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-55428

STEADFAST APARTMENT REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	36-4769184
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

(Address of Principal Executive Offices) (Zip Code)

18100 Von Karman Avenue, Suite 500

Irvine, California 92612

(Former Name, former address and formal fiscal year, if changed since last report)

(949) 569-9700

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐

Non-Accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period of complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

There is no established market for the registrant’s shares of common stock. There were approximately 108,090,956 shares of common stock held by non-affiliates as of June 30, 2020, the last business day of the registrant’s most recently completed second fiscal quarter, for an aggregate market value of $1,646,225,260, assuming an estimated value per share of $15.23.

As of March 6, 2021, there were 110,090,259 shares of the Registrant’s common stock issued and outstanding.

STEADFAST APARTMENT REIT, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K of Steadfast Apartment REIT, Inc. (which is referred to in this Annual Report on Form 10-K, as context requires, as the “Company,” “we,” “us,” or “our”) that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. One of the most significant factors that could have a material adverse effect on our operations and future prospects is the adverse effect of COVID-19 on the financial condition, results of operations, cash flows and performance of us and our tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts us and our residents will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, you should interpret many of the risks identified in this report, as well as the risks set forth above, as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Additional factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the fact that we have had a net loss for each quarterly and annual period since inception;

•	changes in economic conditions generally and the real estate and debt markets specifically;

•	our ability to secure resident leases for our multifamily properties at favorable rental rates;

•	risks inherent in the real estate business, including resident defaults, potential liability relating to environmental matters and the lack of liquidity of real estate investments;

•	our ability to retain our key employees;

•	our ability to generate sufficient cash flows to pay distributions to our stockholders;

•

the Internalization Transaction (defined herein) may not be financially beneficial to us and our stockholders and our net income and funds from operations may decrease as a result of the Internalization Transaction;

•	legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts, or REITs);

•	the availability of capital;

•	changes in interest rates; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved. All forward looking statements included herein should be read in connection with the risks identified in Part I. Item 1A. “Risk Factors” of this Annual Report on Form 10-K.

Summary Risk Factors

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the real estate industry. Some of the more significant challenges and risks are summarized below. This summary contains only a select portion of the risks set forth in Part I. Item 1A. “Risk Factors” and throughout this Annual Report on Form 10-K:

General Investment Risks

•

The current outbreak of COVID-19 has caused severe disruptions in the U.S. and global economy and will likely have an adverse impact on our financial condition and results of operations. This impact could be materially adverse to the extent the current COVID-19 outbreak, or future pandemics, cause residents to be unable to pay their rent, or result in other negative impacts.

•

We have paid, and it is likely we will continue to pay, distributions from sources other than our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have reduced funds available for investment and the overall return to our stockholders may be reduced.

•

Our board of directors recently determined to reduce the distribution payment we make from an annualized payment of $0.90 per share to $0.5250 per share through April 30, 2021, and may determine to further reduce monthly distribution payments in the future.

•

Our board of directors determined an estimated value per share of $15.55 for our shares of common stock as of December 31, 2020. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock.

•	We are newly self-managed and may encounter unforeseen costs, expenses and difficulties associated with operating on a self-managed basis.

•	The geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

Risks Relating to Our Organizational Structure

•	Our stockholders’ voting interest in us would be diluted if we issue additional shares.

•	We may issue preferred stock or other classes of common stock, which issuance could adversely affect the existing holders of our common stock.

•

Your investment will be diluted upon conversion of the operating partnership units issued by our Current Operating Partnership (as defined herein), including the operating partnership units owned by Steadfast REIT Investments, LLC, an affiliate of Steadfast Apartment Advisor, LLC, our former advisor.

•	Our UPREIT structure may result in potential conflicts of interest with limited partners in our Current Operating Partnership whose interests may not be aligned with those of our stockholders.

•	We may change our targeted investments and investment guidelines without our stockholders’ consent.

Risks Related To Investments in Real Estate

•	Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.

•	A concentration of our investments in the apartment sector may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

•

We depend on residents for our revenue, and therefore, our revenue and our ability to make distributions to our stockholders is dependent upon the ability of the residents at our properties to generate enough income to pay their rents in a timely manner. A substantial number of non-renewals, terminations or lease defaults could reduce our net income and limit our ability to make distributions to our stockholders.

•	We may be unable to secure funds for future capital improvements, which could adversely impact our ability to increase or maintain our rental rates.

•	We will compete with numerous other persons and entities for real estate investments.

•	Competition from other multifamily communities and housing alternatives for residents could reduce our profitability and the return on your investment.

•	We invest in the development of apartment homes. Development projects have inherent risks that could adversely affect our financial condition, operating results, and cash flows.

•	Our strategy for acquiring value-enhancement multifamily properties involves greater risks than more conservative investment strategies.

•	Multifamily properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

•	Short-term apartment leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders.

•

Increased construction of similar properties that compete with our apartment communities in any particular location could adversely affect the operating results of our properties and our cash available for distribution to our stockholders.

•	Our multifamily properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

•	Uninsured losses or costly premiums for insurance coverage relating to real property may adversely affect your returns.

•	Catastrophic weather, natural events, and climate change could adversely affect our business.

Risks Associated With Debt Financing

•	We incur mortgage indebtedness and other borrowings that may increase our business risks and could hinder our ability to make distributions and decrease the value of your investment.

•

Instability in the debt markets and our inability to find financing on attractive terms may make it more difficult for us to finance or refinance properties, which could reduce the amount of cash distributions we can make to our stockholders.

•	We may be subject to increases in our borrowing costs as a result of changes in interest rates and other factors, including the phasing out of the London Inter-Bank Offered Rate, or LIBOR, after 2021.

U.S. Federal Income Tax Risks

•	Our failure to qualify as a REIT would reduce our net cash flows available for investment or distribution.

•	You may have current tax liability on distributions you elect to reinvest in our common stock.

•	Distributions payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

•	REIT distribution requirements could adversely affect our ability to execute our business plan.

•	Our gains from sales of our assets are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

•	Complying with REIT requirements may force us to liquidate otherwise attractive investments.

•	Liquidation of assets may jeopardize our REIT status.

PART I

ITEM 1.	BUSINESS

Overview

Steadfast Apartment REIT, Inc. (which is referred to in this annual report, as context requires, as the “Company,” “we,” “us,” or “our”) was formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2014. We own and operate a diverse portfolio of real estate investments, primarily in the multifamily sector located throughout the United States. In addition to our focus on multifamily properties, we may also make selective strategic acquisitions of other types of commercial properties and real estate related assets. As of December 31, 2020, we owned and managed a diverse portfolio of 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes. We may acquire additional multifamily properties or pursue multifamily development projects in the future. For more information on our real estate portfolio, see “—Our Real Estate Portfolio” below.

COVID-19 Impact

We are carefully monitoring the ongoing COVID-19 pandemic and its impact on our business. During the three months ended June 30, 2020, we instituted payment plans for our residents that were experiencing hardship due to COVID-19, which we refer to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, we allowed qualifying residents to defer their rent, which is collected by us in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, we began providing certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident failed to make payments pursuant to the COVID-19 Payment Plan, the concession was immediately terminated, and the qualifying resident was required to immediately repay the amount of the concession. Due to reduced demand, we did not offer residents any other payment plans during the remaining months of 2020. In the aggregate, approximately $1.7 million in rent billed was subject to the COVID-19 Payment Plan, with $139,993 still due as of December 31, 2020.

In January and February of 2021, we offered an extension to the COVID-19 Payment Plan, or the Extension Plan, that allows eligible residents to defer their rent, which is collected by us in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan. As of March 9, 2020, the number of qualifying residents who opted for the Extension Plan were 21 and approximately $32,000 in rent was subject to the Extension Plan.

During the three months ended September 30, 2020, we initiated a debt forgiveness program for certain of our residents that were experiencing hardship due to COVID-19 and who were in default on their lease payments, which we refer to as the “Debt Forgiveness Program.” Pursuant to the Debt Forgiveness Program, we offered qualifying residents an opportunity to terminate the lease without being liable for any unpaid rent and penalties. We determined that accounts receivable related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in our reserve. In the aggregate, $298,576 of rent was written off as of December 31, 2020. As of December 31, 2020, approximately 55 of 381 residents that qualified for the Debt Forgiveness Program, vacated their apartment homes, terminating their lease resulting in the forgiveness and write off of their debt. We may in the future continue to offer various types of payment plans or rent relief depending on the ongoing impact of the COVID-19 pandemic.

During the three months ended December 31, 2020, we collected an average of approximately 96% in rent due pursuant to our leases. We collected approximately 97% and 96% in rent due pursuant to our leases during January and February 2021, respectively. We have reserved $2,245,067 of accounts receivable which we consider not probable for collection. Although the COVID-19 pandemic has not materially impacted our rent collections, the future impact of the COVID-19 pandemic is still unknown.

We expect the significance of the COVID-19 pandemic, including the extent of its effect on our financial and operational results, to be dictated by, among other things, its duration, the development of new strains of the virus, the success of efforts to contain it, availability and successful roll-out of the COVID-19 vaccines and the impact of actions taken in response. For instance, recent government action to provide substantial financial support could provide helpful mitigation for us; its ultimate impact, however, is not yet clear. While we are not able at this time to estimate the impact of the COVID-19 pandemic on our financial and operational results, it could be material.

Public Offering

On December 30, 2013, we commenced our initial public offering of up to 66,666,667 shares of common stock at an initial price of $15.00 per share and up to 7,017,544 shares of common stock pursuant to our distribution reinvestment plan at an initial price of $14.25 per share. On March 24, 2016, we terminated our initial public offering. As of March 24, 2016, we had sold 48,625,651 shares of common stock for gross offering proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $14,414,752. Following the termination of our initial public offering, we continue to offer shares of our common stock pursuant to our distribution reinvestment plan. As of December 31, 2020, we had sold 111,665,117 shares of common stock for gross offering proceeds of $1,718,029,727, including 8,035,037 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $120,300,569. Additionally, we issued 56,016,053 shares of common stock in connection with the Mergers (discussed below).

On April 17, 2020, our board of directors determined an estimated value per share of our common stock of $15.23 as of March 6, 2020. On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. For more information on the determinations of the estimated value per share of our common stock, see Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Purchases of Equity Securities—Estimated Value Per Share.” In connection with the determination of an estimated value per share, our board of directors determined a purchase price per share for the distribution reinvestment plan of $15.23 and $15.55, effective May 1, 2020 and April 1, 2021. In the future, our board of directors may, in its sole discretion and from time to time, change the price at which we offer shares pursuant to our distribution reinvestment plan to reflect changes in our estimated value per share and other factors that our board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, we, Steadfast Income REIT, Inc., or SIR, Steadfast Apartment REIT Operating Partnership, L.P., our wholly-owned subsidiary, or STAR Operating Partnership, Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR, or the SIR OP, and SI Subsidiary, LLC, or SIR Merger Sub, entered into an Agreement and Plan of Merger, or the SIR Merger Agreement. Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger, or the SIR Merger. Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law, or MGCL, the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of our common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, we, Steadfast Apartment REIT III, Inc., or STAR III, STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III, or the STAR III OP, and SIII Subsidiary, LLC, or STAR III Merger Sub, entered into an Agreement and Plan of Merger, or the STAR III Merger Agreement. Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger, or the STAR III Merger, and together with the SIR Merger, the “Mergers.” Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of our common stock.

Combined Company

Through the Mergers, we acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

Pre-Internalization Operating Partnerships Merger

On August 28, 2020, pursuant to an Agreement and Plan of Merger, STAR Operating Partnership merged with and into the SIR OP, or the SIR OP/STAR OP Merger. The SIR OP/STAR OP Merger was treated for U.S. federal income tax purposes as a tax-deferred contribution by us of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger, STAR III OP merged with and into SIR OP, or the Operating Partnership Merger, and together with the SIR OP/STAR OP Merger, the “Operating Partnership Mergers,” with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.”, which is referred to herein as the “Current Operating Partnership.” In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, we acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Current Operating Partnership, transferred all of its general partnership interests to us, and we were admitted as a substitute general partner of the Current Operating Partnership.

On August 28, 2020, we, Steadfast Income Advisor, LLC, the initial limited partner of the Current Operating Partnership, or SIR Advisor, Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Current Operating Partnership, or STAR III Advisor, Wellington VVM LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership, or Wellington, and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership, or Copans, and together with Wellington, “VV&M”, entered into a Second Amended and Restated Agreement of Limited Partnership, or the Second A&R Partnership Agreement, in order to, among other things, reflect the consummation of the Operating Partnership Mergers.

The purpose of the pre-internalization Operating Partnership Mergers was to simplify our corporate structure so that we had a single operating partnership as our direct subsidiary.

Internalization Transaction

On August 31, 2020, we and the Current Operating Partnership entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with Steadfast REIT Investments, LLC, our former sponsor, or SRI, which resulted in the internalization of our external management functions provided by Steadfast Apartment Advisor, LLC, our former external advisor, which we refer to as our “Former Advisor,” and its affiliates. Prior to the closing of the Internalization Transaction, which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined below) on August 31, 2020, or the Closing, Steadfast Investment Properties, Inc., a California corporation, or SIP, Steadfast REIT Services, Inc., a California corporation, or REIT Services, and their respective affiliates owned and operated all of the assets necessary to operate as a self-managed company, and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement, between us, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company, or SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights, or the Contribution, in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash, or the Cash Consideration, and (2) 6,155,613.92 Class B units of limited partnership interests in the Current Operating Partnership, or the Class B OP Units, having the agreed value set forth in the Contribution and Purchase Agreement, or the OP Unit Consideration. In addition, we purchased all of our Class A convertible shares held by the Former Advisor for $1,000. As a result of the Internalization Transaction, we became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor and its affiliates by hiring the employees, who comprise the workforce necessary for our management and day-to-day real estate and accounting operations and the Current Operating Partnership. Additional information on the Internalization Transaction can be found on our Current Report in Form 8-K filed with the SEC on September 3, 2020. See also Note 3 (Internalization Transaction) to our consolidated financial statements in this annual report.

The Former Advisor

Prior to the Internalization Transaction, our day-to-day operations were externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between us and the Former Advisor, as amended, the “Advisory Agreement”. On August 31, 2020, prior to the Closing, we, the Former Advisor and the Current Operating Partnership entered into a Joinder Agreement, or the Joinder Agreement, pursuant to which the Current Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, the Former Advisor and the Company entered into the First Amendment to Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 will be paid in cash to the Former Advisor by the Current Operating Partnership. In connection with the Internalization Transaction, STAR REIT Services, LLC, our subsidiary, or SRS, assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Current Operating Partnership

Substantially all of our business is conducted through the Current Operating Partnership. We are the sole general partner of the Current Operating Partnership. As a condition to the Closing, on August 31, 2020, we, as the general partner and parent of the Current Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership, which is referred to herein as the “Operating Partnership Agreement,” to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued as the OP Unit Consideration.

The Operating Partnership Agreement provides that the Current Operating Partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Current Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Current Operating Partnership being taxed as a corporation, rather than as a disregarded entity.

As a result of the Mergers and the Internalization Transaction, our financial information materially changed; however, the financial information included in this Annual Report on Form 10-K reflects only our stand-alone, historical financial results.

Our Structure

Our former sponsor, SRI, is indirectly controlled by Rodney F. Emery, the chairman of our board of directors and our chief executive officer. The chart below shows the relationships among our company and our former sponsor following the Mergers and the Internalization Transaction.

(1)	Includes shares held directly by Steadfast Apartment Advisor III, LLC and Steadfast Apartment Advisor, LLC, our Former Advisor.

Objectives and Strategies

Our investment objectives are to:

•	realize capital appreciation in the value of our investments over the long term; and

•	pay attractive and stable cash distributions to stockholders.

We intend to use cash flows from operations to continue to invest in and manage our real estate investments located throughout the United States, with the objective of generating stable rental income and maximizing the opportunity for future capital appreciation. We believe that a majority of our portfolio consists of established, well-positioned, institutional-quality apartment communities with high occupancies and consistent rental revenue. Established apartment communities are typically older, more affordable apartments that cater to the middle-class segment of the workforce, with monthly rental rates that accommodate the generally accepted guidelines for housing costs as a percentage of gross income. As a result, we believe the demand for apartment housing at these properties is higher compared to other types of multifamily properties and is generally more consistent in all economic cycles. We continue to implement a value-enhancement strategy on a portion of our portfolio. Our value-enhancement strategy involves the investment of additional capital to make strategic upgrades of the interiors of the apartment homes. These opportunities vary in degree based on the specific business plan for each asset, but could include new appliances, better cabinets, countertops and flooring.

We expect that the disruptions in the U.S. economy as a result of COVID-19 will have an adverse impact on our results of operations in 2021 as we expect to experience lower occupancies and higher default rates. The degree to which our business is impacted by the COVID-19 pandemic will depend on a number of variables, including access to testing, access to the COVID-19 vaccine, the lifting of “shelter in place” orders and the continuation of new COVID-19 cases. While all property classes have generally been, and continue to be, adversely impacted by the pandemic, we believe we are well-positioned to navigate this unprecedented period. We believe multifamily properties are less adversely impacted than hospitality and retail properties, and our portfolio of moderate-income apartments should outperform other classes of multifamily properties. We also believe that long-run economic and demographic trends should benefit our existing portfolio.

2020 Highlights

During 2020, we:

•

acquired 42 real estate properties, including 36 real estate properties acquired in the Mergers with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, two parcels of land for the development of 621 apartment homes and four real estate properties with 1,084 apartment homes, three of which were acquired through exchanges pursuant to Section 1031 of the Internal Revenue Code.

•	internalized our external management functions;

•	invested $30,282,525 in improvements to our real estate investment portfolio;

•	invested $28,464,654 in development and construction to our real estate held for development;

•

disposed of three multifamily properties, for a gross sales price of $118,075,000, exclusive of closing costs, resulting in a gain on sales of real estate of $14,476,382 after taking account of reductions to the net book value of the properties due to impairment and historical depreciation and amortization expense;

•

disposed of our investment in an unconsolidated joint venture, for a gross sales price of $19,278,280, resulting in a gain on sale of $66,802 after taking account of other-than-temporary impairment, or OTTI, of $2,442,411;

•

paid cash distributions of $66,631,465 and distributed $21,173,094, or 1,372,828 shares of our common stock, pursuant to our distribution reinvestment plan, which if paid each day over a 366-day period, respectively, is equivalent to $0.90 per share;

•	generated cash flows from operations of $60,674,556, although we incurred a net loss of $115,527,612;

•

generated net operating income, or NOI, of $167,962,680 (for further information on how we calculate NOI and a reconciliation of NOI to net loss, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Operating Income”);

•	generated funds from operations, or FFO, of $41,430,905 (for further information on how we calculate FFO and a reconciliation of FFO to net loss, see Item 7. “Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Funds From Operations and Modified Funds From Operations”);

•

generated modified funds from operations, or MFFO, of $49,629,125 (for further information on how we calculate MFFO and a reconciliation of MFFO to net loss, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations”);

•	entered into a new revolving credit loan facility in an amount not to exceed $65.0 million, none of which was drawn as of December 31, 2020; and

•

received $198,808,000 of proceeds from borrowings on our Master Credit Facility Agreement with Newmark, formerly Berkeley Point Capital, LLC, or the MCFA, and the Master Credit Facility Agreement with PNC Bank, N.A., or the PNC MCFA; (for further information on our refinancing transactions, please refer to Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”).

Our Real Estate Portfolio

As of December 31, 2020, we owned the 69 multifamily properties and three parcels of land held for the development of apartment homes described below.

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Number of Homes	Purchase Date	Total Purchase Price	Mortgage Debt Outstanding(3)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
1	Villages at Spring Hill Apartments	Spring Hill, TN	176	5/22/2014	$14,200,000	$(4)	95.5%	96.0%	$1,093	$1,120
2	Harrison Place Apartments	Indianapolis, IN	307	6/30/2014	27,864,250	(4)	96.1%	94.1%	967	992
3	The Residences on McGinnis Ferry	Suwanee, GA	696	10/16/2014	98,500,000	(4)	95.1%	96.0%	1,331	1,344
4	The 1800 at Barrett Lakes	Kennesaw, GA	500	11/20/2014	49,000,000	40,654,258	95.4%	92.4%	1,089	1,076
5	The Oasis	Colorado Springs, CO	252	12/19/2014	40,000,000	39,527,178	94.4%	94.8%	1,411	1,424
6	Columns on Wetherington	Florence, KY	192	2/26/2015	25,000,000	(4)	95.3%	91.7%	1,134	1,220
7	Preston Hills at Mill Creek	Buford, GA	464	3/10/2015	51,000,000	(4)	96.6%	91.6%	1,193	1,192
8	Eagle Lake Landing Apartments	Speedway, IN	277	3/27/2015	19,200,000	(4)	91.3%	96.8%	826	905
9	Reveal on Cumberland	Fishers, IN	220	3/30/2015	29,500,000	20,862,577	96.8%	95.0%	1,125	1,144
10	Heritage Place Apartments	Franklin, TN	105	4/27/2015	9,650,000	8,597,080	96.2%	97.1%	1,132	1,145
11	Rosemont at East Cobb	Marietta, GA	180	5/21/2015	16,450,000	13,267,377	95.6%	96.7%	1,071	1,100
12	Ridge Crossings Apartments	Hoover, AL	720	5/28/2015	72,000,000	57,714,099	95.1%	92.8%	1,008	1,012
13	Bella Terra at City Center	Aurora, CO	304	6/11/2015	37,600,000	(4)	95.1%	96.1%	1,153	1,221
14	Hearthstone at City Center	Aurora, CO	360	6/25/2015	53,400,000	(4)	93.3%	95.0%	1,149	1,257
15	Arbors at Brookfield	Mauldin, SC	702	6/30/2015	66,800,000	(4)	94.7%	92.7%	901	923
16	Carrington Park	Kansas City, MO	298	8/19/2015	39,480,000	(4)	95.0%	95.3%	1,063	1,011
17	Delano at North Richland Hills	North Richland Hills, TX	263	8/26/2015	38,500,000	31,856,235	97.0%	95.8%	1,492	1,486

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Number of Homes	Purchase Date	Total Purchase Price	Mortgage Debt Outstanding(3)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
18	Meadows at North Richland Hills	North Richland Hills, TX	252	8/26/2015	$32,600,000	$26,617,675	97.2%	94.4%	$1,417	$1,392
19	Kensington by the Vineyard	Euless, TX	259	8/26/2015	46,200,000	33,714,980	96.5%	95.8%	1,470	1,507
20	Monticello by the Vineyard	Euless, TX	354	9/23/2015	52,200,000	41,289,848	95.2%	96.3%	1,315	1,344
21	The Shores	Oklahoma City, OK	300	9/29/2015	36,250,000	23,348,861	96.3%	94.7%	1,031	1,016
22	Lakeside at Coppell	Coppell, TX	315	10/7/2015	60,500,000	47,927,977	94.9%	96.8%	1,708	1,716
23	Meadows at River Run	Bolingbrook, IL	374	10/30/2015	58,500,000	41,776,363	95.2%	90.1%	1,421	1,364
24	PeakView at T-Bone Ranch	Greeley, CO	224	12/11/2015	40,300,000	(4)	94.2%	93.3%	1,340	1,373
25	Park Valley Apartments	Smyrna, GA	496	12/11/2015	51,400,000	48,639,812	96.4%	94.4%	1,051	1,068
26	PeakView by Horseshoe Lake	Loveland, CO	222	12/18/2015	44,200,000	38,054,367	95.5%	93.7%	1,396	1,396
27	Stoneridge Farms	Smyrna, TN	336	12/30/2015	47,750,000	45,378,144	94.6%	95.2%	1,239	1,196
28	Fielder’s Creek	Englewood, CO	217	3/23/2016	32,400,000	(4)	94.9%	96.3%	1,180	1,219
29	Landings of Brentwood	Brentwood, TN	724	5/18/2016	110,000,000	—	95.4%	96.8%	1,252	1,262
30	1250 West Apartments	Marietta, GA	468	8/12/2016	55,772,500	(4)	96.4%	93.6%	1,051	1,061
31	Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	334	9/29/2016	66,050,000	(4)	96.4%	96.4%	1,485	1,492
32	Garrison Station(5)	Murfreesboro, TN	—	5/30/2019	22,492,254	6,264,549	—%	—%	—	—
33	Eleven10 @ Farmers Market	Dallas, TX	313	1/28/2020	62,063,929	35,534,199	94.2%	—%	1,379	—
34	Patina Flats at the Foundry	Loveland, CO	155	2/11/2020	45,123,782	(4)	93.5%	—%	1,275	—
35	Clarion Park Apartments(6)	Olathe, KS	220	3/6/2020	21,121,795	12,682,508	93.6%	—%	843	—
36	Spring Creek Apartments(6)	Edmond, OK	252	3/6/2020	28,186,894	17,139,936	96.0%	—%	895	—
37	Montclair Parc Apartment Homes(6)	Oklahoma City, OK	360	3/6/2020	40,352,125	(7)	96.1%	—%	905	—
38	Hilliard Park Apartments(6)	Columbus, OH	201	3/6/2020	28,599,225	11,849,470	97.0%	—%	1,149	—
39	Sycamore Terrace Apartments(6)	Terre Haute, IN	250	3/6/2020	34,419,259	23,012,552	94.8%	—%	1,155	—
40	Hilliard Summit Apartments(6)	Columbus, OH	208	3/6/2020	31,087,442	14,326,991	95.7%	—	1,260	—
41	Forty 57 Apartments(6)	Lexington, KY	436	3/6/2020	63,030,831	33,920,511	95.2%	—	964	—
42	Riverford Crossing Apartments(6)	Frankfort, KY	300	3/6/2020	38,139,145	19,352,399	95.7%	—	1,002	—
43	Hilliard Grand Apartments(6)	Dublin, OH	314	3/6/2020	50,549,232	23,908,974	94.3%	—	1,280	—
44	Deep Deuce at Bricktown(6)	Oklahoma City, OK	294	3/6/2020	52,519,973	33,421,204	95.2%	—	1,242	—
45	Retreat at Quail North(6)	Oklahoma City, OK	240	3/6/2020	31,945,162	13,546,973	97.1%	—	986	—
46	Tapestry Park Apartments(6)	Birmingham, AL	354	3/6/2020	68,840,769	48,696,383	97.2%	—	1,380	—

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Number of Homes	Purchase Date	Total Purchase Price	Mortgage Debt Outstanding(3)	Dec 31, 2020	Dec 31, 2019	Dec 31, 2020	Dec 31, 2019
47	BriceGrove Park Apartments(6)	Canal Winchester, OH	240	3/6/2020	$27,854,616	$(7)	94.6%	—	$936	$—
48	Retreat at Hamburg Place(6)	Lexington, KY	150	3/6/2020	21,341,085	(7)	97.3%	—	1,026	—
49	Villas at Huffmeister(6)	Houston, TX	294	3/6/2020	41,720,117	27,281,225	97.6%	—	1,190	—
50	Villas of Kingwood(6)	Kingwood, TX	330	3/6/2020	54,428,708	34,706,824	95.5%	—	1,207	—
51	Waterford Place at Riata Ranch(6)	Cypress, TX	228	3/6/2020	28,278,262	(7)	95.2%	—	1,122	—
52	Carrington Place(6)	Houston, TX	324	3/6/2020	42,258,525	(7)	95.7%	—	1,059	—
53	Carrington at Champion Forest(6)	Houston, TX	284	3/6/2020	37,280,704	(7)	94.7%	—	1,103	—
54	Carrington Park at Huffmeister(6)	Cypress, TX	232	3/6/2020	33,032,451	20,902,490	97.0%	—	1,179	—
55	Heritage Grand at Sienna Plantation(6)	Missouri City, TX	240	3/6/2020	32,796,345	14,167,079	95.4%	—	1,104	—
56	Mallard Crossing Apartments(6)	Loveland, OH	350	3/6/2020	52,002,345	(7)	94.9%	—	1,150	—
57	Reserve at Creekside(6)	Chattanooga, TN	192	3/6/2020	24,522,910	15,045,062	95.8%	—	1,096	—
58	Oak Crossing Apartments(6)	Fort Wayne, IN	222	3/6/2020	32,391,032	21,645,407	94.6%	—	1,026	—
59	Double Creek Flats(6)	Plainfield, IN	240	3/6/2020	35,490,439	23,669,476	95.8%	—	1,075	—
60	Jefferson at Perimeter Apartments(6)	Dunwoody, GA	504	3/6/2020	113,483,898	72,971,884	96.2%	—	1,334	—
61	Bristol Village Apartments(6)	Aurora, CO	240	3/6/2020	62,019,009	35,023,170	96.7%	—	1,400	—
62	Canyon Resort at Great Hills Apartments(6)	Austin, TX	256	3/6/2020	48,319,858	31,638,362	95.3%	—	1,371	—
63	Reflections on Sweetwater Apartments(6)	Lawrenceville, GA	280	3/6/2020	47,727,470	30,874,195	97.5%	—	1,148	—
64	The Pointe at Vista Ridge(6)	Lewisville, TX	300	3/6/2020	51,625,394	31,071,690	96.0%	—	1,282	—
65	Belmar Villas(6)	Lakewood, CO	318	3/6/2020	79,351,923	47,296,603	94.7%	—	1,355	—
66	Sugar Mill Apartment(6)	Lawrenceville, GA	244	3/6/2020	42,784,645	25,042,358	96.7%	—	1,154	—
67	Avery Point Apartments(6)	Indianapolis, IN	512	3/6/2020	55,706,852	31,539,598	95.3%	—	841	—
68	Cottage Trails at Culpepper Landing(6)	Chesapeake, VA	183	3/6/2020	34,657,950	23,244,677	97.8%	—	1,410	—
69	Arista at Broomfield(8)	Broomfield, CO	—	3/13/2020	8,585,775	—	—%	—	—	—
70	VV&M Apartments	Dallas, TX	310	4/21/2020	59,969,074	45,379,205	92.6%	—	1,363	—
71	Flatirons Apartments(9)	Broomfield, CO	—	6/19/2020	8,813,189	—	—%	—	—	—
72	Los Robles	San Antonio, TX	306	11/19/2020	51,620,836	—	90.5%	—	1,261	—

			21,567		$3,168,801,979	$1,384,382,785	95.4%	94.6%	$1,173	$1,200

(1)

At December 31, 2020, our portfolio was approximately 96.5% leased, calculated using the number of occupied and contractually leased apartment homes divided by total apartment homes. As of December 31, 2020, no single tenant accounted for greater than 10% of our 2020 gross annualized rental revenues.

(2)	Average monthly rent is based upon the effective rental income for the month of December 2020 after considering the effect of vacancies, concessions and write-offs.
(3)

Mortgage debt outstanding is net of deferred financing costs, premiums and discounts, associated with the loans for each individual property listed above but excludes the principal balance of $750,477,000 and associated deferred financing costs of $5,614,114 related to the refinancings pursuant to the MCFA and the PNC MCFA.

(4)	Properties secured pursuant to the terms of the MCFA.
(5)

We acquired the Garrison Station property on May 30, 2019, which included unimproved land, currently zoned as a planned unit development, or PUD. The current zoning permits the development of the property into a multifamily community consisting of 176 units of 1, 2 and 3-bedrooms with a typical mix for this market. On October 16, 2019, we obtained a loan from PNC Bank in an amount up to a maximum principal balance of $19,800,000 to finance a portion of the development and construction.

(6)

We acquired 36 real estate properties in the Mergers on March 6, 2020, for an aggregate purchase price of $1,575,891,924, which represents the fair value of the acquired real estate assets including capitalized transaction costs.

(7)	Properties secured under the terms of the PNC MCFA.
(8)

We acquired the Arista at Broomfield property on March 13, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community including 325 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market.

(9)

We acquired the Flatirons property on June 19, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community consisting of 296 units of studio, 1 and 2-bedrooms with a typical mix for this market.

We plan to invest approximately $7 million to $9 million during the year ending December 31, 2021, for interior renovations at certain properties in our portfolio. These renovations are primarily to enhance the interior amenities of the apartment homes and will be performed initially on vacant homes and thereafter on homes vacated from time to time in the ordinary course.

The following information generally applies to all of our properties:

•	we believe all of our properties are adequately covered by insurance and are suitable for their intended purposes;

•	except as noted above, we have no plans for any material renovations, improvements or developments with respect to any of our properties; and

•	our properties face competition in attracting new residents and retaining current residents from other multifamily properties in and around their respective submarkets. See “—Competition.”

Leverage

We use secured debt, and intend to use in the future secured and unsecured debt, as a means of providing additional funds for the acquisition, development or renovation of our properties. We believe that the careful use of borrowings will help us achieve our diversification goals and potentially enhance the returns on our investments. At December 31, 2020, our debt was approximately 57% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our Articles of Amendment and Restatement, which we refer to as our “charter,” we are prohibited from borrowing in excess of 300% of the value of our net assets which generally approximates to 75% of the aggregate cost of our assets unless such excess is approved by a majority of the independent directors and disclosed to stockholders, along with a justification for such excess, in our next quarterly report. In such event, we will monitor our debt levels and take action to reduce any such excess as soon as practicable. Our aggregate borrowings are reviewed by our board of directors at least quarterly. At December 31, 2020, our borrowings were not in excess of 300% of the value of our net assets.

Human Capital Management Policies

•

We are committed to providing equal employment opportunities to all employees and applicants for employment without regard to any class or status protected by law. This policy also applies to all terms and conditions of employment.

•

We have an anti-harassment policy and administer annual training for all employees, which covers diversity, sexual harassment, creating a respectful workplace environment, and the prevention of discrimination and retaliation, among other topics.

•

All employees have the ability to request reasonable accommodations at the office if required due to a disability, religious requirement, due to pregnancy, childbirth, or a related medical or common condition related to pregnancy or childbirth, or due to domestic violence, a sex offense or stalking.

•	We have an established non-retaliation policy, which is intended to create an environment where employees can act without fear of reprisal or retaliation.

Diversity, Equity and Inclusion

Cultivating an environment that celebrates diversity, equity and inclusion, or DEI, is important to us, and we seek to create a workplace where diverse perspectives and experiences are welcomed and encouraged.

•	25% of our board members are women.

•	We are an equal opportunity employer.

•	46% of our associates are women.

•	Underrepresented ethnic groups make up 58% of our associates.

Employee Training and Development

•	We focus on attracting, developing and retaining a team of highly talented and motivated employees. As of December 31, 2020, we employed 639 employees.

•	We conduct regular assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively.

•	We provide annual reviews and regular feedback to assist in employee development and providing opportunities for employees to provide suggestions to management and safely register complaints.

•	We recognize that the success of our company is based on the talents and dedication of those we employ, and we are highly invested in their success.

•	We continually monitor culture and employee engagement through regular internal surveys.

Employee Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. We also provide a company matching contribution under our 401(k) savings plan to employees generally, including our executives, at 50% up to 6% of employee contributions with an annual maximum of $4,500.

Competition

We are subject to significant competition in seeking real estate investments and residents. We compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

The multifamily property market in particular is highly competitive. This competition could reduce occupancy levels and revenues at our multifamily properties, which would adversely affect our operations. We face competition from many sources, including from other multifamily properties in our target markets. In addition, overbuilding of multifamily properties may occur, which would increase the number of multifamily homes available and may decrease occupancy and unit rental rates. Furthermore, multifamily properties we acquire most likely compete, or will compete, with numerous housing alternatives in attracting residents, including owner occupied single- and multifamily homes available to rent or purchase. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multifamily homes available to rent or buy could adversely affect our ability to retain our residents, lease apartment homes and increase or maintain rental rates.

Regulatory Matters

Our investments are subject to various federal, state, and local laws, ordinances, and regulations, including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code, and operated as such commencing with the taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including requirements relating to the nature of our income and assets and the requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless we are eligible for relief under certain statutory provisions.

Financial Information About Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, we file annual reports, quarterly reports and other information with the Securities and Exchange

Commission, or SEC. Access to copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, including amendments to such filings, may be obtained free of charge from our website, http://www.steadfastliving.com. These filings are available promptly after we file them with, or furnish them to, the SEC. We are not incorporating our website or any information from the website into this annual report. The SEC also maintains a website, http://www.sec.gov, that contains our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Report on Form 8-K and other filings with the SEC. Access to these filings is free of charge.

ITEM 1A.	RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. References to “shares” and “our common stock” refer to the shares of common stock of Steadfast Apartment REIT, Inc.

General Investment Risks

From inception through December 31, 2020, we have experienced annual net losses and may experience similar losses in the future.

From inception through December 31, 2020, we incurred a net loss of $337,079,812. We cannot assure you that we will be profitable in the future or that we will recognize growth in the value of our assets.

There is no public trading market for shares of our common stock and we are not required to effectuate a liquidity event by a certain date. As a result, it will be difficult for you to sell your shares of common stock and, if you are able to sell your shares, you are likely to sell them at a substantial discount. Our stockholders also are limited in their ability to sell shares pursuant to our share repurchase plan and may have to hold their shares for an indefinite period of time.

There is no public market for the shares of our common stock and we have no obligation to list our shares on any public securities market or provide any other type of liquidity to our stockholders by a particular date. Because there is no public trading market for shares of common stock, it will be difficult for you to sell your shares of common stock. Even if you are able to sell your shares of common stock, the absence of a public market may cause the price received for any shares of our common stock sold to be less than what you paid or less than your proportionate value of the assets we own. We have adopted a share repurchase plan but it is limited in terms of the amount of shares that stockholders may sell to us each quarter and it is currently limited to death and disability requests only. Our board of directors can amend, suspend, or terminate our share repurchase plan upon 30 days’ notice. The restrictions of our share repurchase plan limit our stockholders’ ability to sell their shares should they require liquidity and limit our stockholders’ ability to recover the value they invested. See Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Purchases of Equity Securities—Share Repurchase Plan” for more information regarding the limitations of our share repurchase plan. As a result, you should be prepared to hold your shares for an indefinite period of time.

The current outbreak of COVID-19 has caused severe disruptions in the U.S. and global economy and will likely have an adverse impact on our financial condition and results of operations. This impact could be materially adverse to the extent the current COVID-19 outbreak, or future pandemics, cause residents to be unable to pay their rent, or cause other impacts described below.

In December 2019, a novel strain of COVID-19 was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including the United States. COVID-19 has also spread to every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.

The outbreak of COVID-19 in many countries, including the United States, continues to adversely impact global economic activity and has contributed to volatility and negative pressure in financial markets. The global impact of the outbreak rapidly evolved and, as cases of the virus continued to be identified in additional countries, many countries, including the United States, reacted by instituting shelter in place orders, quarantines and restrictions on travel. During the third quarter of 2020, businesses reopened with certain capacity limits in place. During the same period the rate of unemployment fell. However, during the fourth quarter of 2020 a “second wave” of the pandemic occurred leading the imposition of quarantines and restrictions. Additionally, new strains of the virus have been identified that may be transmitted more easily than the original strain.

The COVID-19 outbreak has had, and future pandemics could have, an adverse impact on economic and market conditions of economies around the world, including the United States.

The effects of COVID-19 or another pandemic could adversely affect us and/or our residents due to, among other factors:

•	the unavailability of personnel, including executive officers and other leaders that are part of the management team, and the inability to recruit, attract and retain skilled personnel;

•

to the extent management or personnel are impacted in significant numbers by the outbreak of a pandemic or epidemic disease and are not available or allowed to conduct work-business our operating results may be negatively impacted;

•

difficulty accessing debt and equity capital on attractive terms, or at all, a severe disruption and instability in the global financial markets or deterioration in credit and financing conditions may affect our ability to access capital necessary to fund business operations or replace or renew maturing liabilities on a timely basis, and may adversely affect the valuation of financial assets and liabilities, any of which could affect our ability to meet liquidity and capital expenditure requirements or have a material adverse effect on our business, financial condition, results of operations and cash flows;

•	an inability to operate in affected areas, or delays in the supply of products or services from the vendors that are needed to operate effectively;

•

residents’ inability to pay rent on their leases or our inability to re-lease space that is or becomes vacant, which inability, if extreme, could cause us to: (i) no longer be able to pay distributions at our current rates or at all in order to preserve liquidity and (ii) be unable to meet our debt obligations to lenders, which could cause us to lose title to the properties securing such debt, trigger cross-default provisions, or could cause us to be unable to meet debt covenants, which could cause us to have to sell properties or refinance debt on unattractive terms;

•	an inability to ensure business continuity in the event our continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	our inability to deploy capital due to slower transaction volume which may be dilutive to stockholders; and

•	our inability to satisfy repurchase requests and preserve liquidity, if demand for repurchases exceeds the limits of our share repurchases program or ability to fund repurchases.

Because our property investments are located in the United States, COVID-19 has, and will likely, continue to impact our properties and operating results, leading to potential reductions in occupancy, increases in costs of operation and limited hours or closure of such properties. In addition, future quarantines, states of emergencies and other measures taken to curb the spread of COVID-19 may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our properties and operating results.

Residents and potential residents of the properties we own operate in industries that are being adversely affected by the disruption to business caused by this global outbreak. Residents or operators have been, and may in the future be, required to suspend operations at our properties for what could be an extended period of time. For residents impacted by COVID-19, we have agreed to provide certain rent relief. We continue to evaluate the impact of our rent relief programs and the appropriate accounting policy elections to be applied to the COVID-19 Payment Plans.

The ongoing impact of COVID-19 could lead to increased rent delinquencies and/or defaults under leases, a lower demand for rentable space leading to increased concessions or lower occupancy, and/or tenant improvement expenditures, or reduced rental rates to maintain occupancies. Our operations could be materially negatively affected if the economic downturn is prolonged, which could adversely affect our operating results, ability to pay our distributions, our ability to repay or refinance our debt, and the value of our shares.

The continued fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19. The full extent of the impact and effects of COVID-19 on our future financial performance, as a whole, and, specifically, on our real estate investments are uncertain at this time. The impact will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories and restrictions and the uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows, and value of our shares.

We have paid, and it is likely we will continue to pay, distributions from sources other than our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have reduced funds available for investment and the overall return to our stockholders may be reduced.

Our organizational documents permit us to pay distributions from any source, including net proceeds from our public offerings, borrowings, advances from our former sponsor or Former Advisor and the deferral of fees and expense reimbursements by our advisor, in its sole discretion. To the extent that our cash flow from operations has been or is insufficient to fully cover our distributions, we have paid, and may continue to pay, distributions from sources other than cash flow from operations. We have not established a limit on the amount of proceeds from our public or private securities offerings, or other sources other than cash flow from operations, which we may use to fund distributions.

If we are unable to consistently fund distributions to our stockholders entirely from our cash flow from operations, the value of your shares upon a listing of our common stock, the sale of our assets or any other liquidity event may be reduced. To the extent that we fund distributions from sources other than our cash flow from operations, our funds available for investment will be reduced relative to the funds available for investment if our distributions were funded solely from cash flow from operations, our ability to achieve our investment objectives will be negatively impacted and the overall return to our stockholders may be reduced. In addition, if we make a distribution in excess of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, which will reduce the stockholder’s tax basis in its shares of common stock. The amount, if any, of each distribution in excess of a stockholder’s tax basis in its shares of common stock will be taxable as gain realized from the sale or exchange of property.

For the year ended December 31, 2020, we paid aggregate distributions of $87,804,559, including $66,631,465 of distributions paid in cash and 1,372,828 shares of our common stock issued pursuant to our distribution reinvestment plan for $21,173,094. For the year ended December 31, 2020, our net loss was $115,527,612, we had FFO of $41,430,905 and net cash provided by operations of $60,674,556. For the year ended December 31, 2020, we funded $60,674,556, or 69%, and $27,130,003, or 31%, of total distributions paid, including shares issued pursuant to our distribution reinvestment plan, from cash flow from operations and funds equal to amounts reinvested in our distribution reinvestment plan, respectively. Since inception, of the $286,397,060 in total distributions paid through December 31, 2020, including shares issued pursuant to our distribution reinvestment plan, we funded $198,242,726, or 70%, from cash flow from operations, $67,500,174, or 20%, from funds equal to amounts reinvested in our distribution reinvestment plan and $20,654,160, or 10%, from offering proceeds. For information on how we calculate FFO and the reconciliation of FFO to net loss, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations.”

Our board of directors recently determined to reduce the distribution payment we make from an annualized payment of $0.90 per share to $0.5250 per share through April 30, 2021, and may determine to further reduce the distribution payment in the future.

Our board of directors recently determined to reduce the distribution payment we make from an annualized payment of $0.90 to $0.5250 per share through April 30, 2021, and may determine to further reduce monthly distribution payments in the future. Our board of directors determines the distribution payment on a monthly basis. Future distributions will be determined in the sole discretion of our board of directors.

Our board of directors determined an estimated value per share of $15.55 for our shares of common stock as of December 31, 2020. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock.

On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. Our board of directors’ objective in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our management. However, the market for commercial real estate can fluctuate quickly and substantially and the value of our assets is expected to change in the future and may decrease. Also, our board of directors did not consider certain other factors, such as a liquidity discount to reflect the fact that our shares are not currently traded on a national securities exchange and the limitations on the ability to redeem shares pursuant to our share repurchase plan.

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets have been valued based upon appraisal standards and the value of our assets using these methodologies are not required to be a reflection of market value under those standards and will not result in a reflection of fair value under GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share does not represent the fair value of our assets less liabilities in accordance with United States GAAP as of December 31, 2020. The estimated value per share is not a representation or indication that: a stockholder would be able to realize the estimated value per share if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of assets and settlement of our liabilities or upon a sale of our company; shares of our common stock would trade at the estimated value per share on a national securities exchange; a third party would offer the estimated value per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or the methodologies used to estimate the value per share would be acceptable to FINRA or compliant with the Employee Retirement Income Security Act of 1974, or ERISA, the Internal Revenue Code or other applicable law, or the applicable provisions of a retirement plan or individual retirement plan, or IRA, with respect to their respective requirements. Further, the estimated value per share was calculated as of a moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate investments since December 31, 2020), developments related to individual assets and changes in the real estate and capital markets. For additional information on the calculation of our estimated value per share as of December 31, 2020, see Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Purchases of Equity Securities—Estimated Value Per Share.”

We are newly self-managed.

As a result of the Internalization Transaction, we are a self-managed REIT. We no longer bear the costs of the various fees and expense reimbursements previously paid to the Former Advisor and its affiliates; however, our expenses include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by the Former Advisor and its affiliates. Our employees provide services historically provided by the Former Advisor and its affiliates. We are subject to potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and we bear the cost of the establishment and maintenance of any employee compensation plans. In addition, we have not previously operated as a self-managed REIT and may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-managed basis. If we incur unexpected expenses as a result of our self-management, our results of operations could be lower than they otherwise would have been.

Prior to becoming a self-managed company, we paid substantial fees and expenses to our Former Advisor and its affiliates. These fees were not negotiated at arm’s-length, may have been higher than fees payable to unaffiliated third parties and may reduce cash available for investment.

A portion of the offering proceeds from the sale of our shares in our public offering and cash from operations was used to pay fees and expenses to our Former Advisor and its affiliates. These fees were not negotiated at arm’s-length and may have been higher than fees payable to unaffiliated third parties. As a result of the fees previously paid to our Former Advisor and its affiliates, stockholders will only receive a full return of their invested capital if we either (1) sell our assets or the company for a sufficient amount in excess of the original purchase price of our assets or (2) the market value of the company after we list our shares of common stock on a national securities exchange is substantially in excess of the original purchase price of our assets.

The geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.

In addition to general, regional and national economic conditions, our operating results are impacted by the economic conditions of the specific markets in which we have concentrations of properties. As of December 31, 2020, of the $3,168,801,979 total purchase price of our real estate assets, 17% was located in the Atlanta, Georgia metropolitan statistical area and 15% was located in the Dallas/Fort Worth, Texas metropolitan statistical area. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for multifamily property space resulting from the local business climate, could adversely affect our property revenue resulting in a lower NOI.

A cybersecurity incident and other technology disruptions could negatively impact our business.

We use technology in substantially all aspects of our business operations. We also use mobile devices, social networking, outside vendors and other online activities to connect with our residents, suppliers and employees. Such uses give rise to potential cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and confidential information and intellectual property, including residents’ and suppliers’ personal information, private information about employees, and financial and strategic information about us. If we fail to assess and identify cybersecurity risks associated with our operations, we may become increasingly vulnerable to such risks. Additionally, the measures we have implemented to prevent security breaches and cyber incidents may not be effective. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of residents, potential liability and competitive disadvantage, any of which could result in a material adverse effect on our financial condition or results of operations.

Risks Relating to Our Organizational Structure

Maryland law and our organizational documents limit your right to bring claims against our officers and directors.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, our charter provides that, subject to the applicable limitations set forth therein or under Maryland law, no director or officer will be liable to us or our stockholders for monetary damages. Our charter also provides that we will generally indemnify our directors, our officers, our Former Advisor and its affiliates for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Moreover, we have entered into separate indemnification agreements with each of our directors and executive officers. As a result, we and our stockholders may have more limited rights against these persons than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by these persons. However, our charter provides that we may not indemnify our directors, our Former Advisor and its affiliates for loss or liability suffered by them or hold our directors or our Former Advisor and its affiliates harmless for loss or liability suffered by us unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability was not the result of negligence or misconduct by our non-independent directors, our Former Advisor and its affiliates or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets, including the proceeds of insurance, and not from the stockholders. As a result of these limitations on liability and indemnification provisions and agreements, we and our stockholders may be entitled to a more limited right of action than we would otherwise have if indemnification rights were not granted.

The limit on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that may benefit our stockholders.

Our charter restricts the direct or indirect ownership by one person or entity to no more than 9.8% of the value of our then outstanding capital stock (which includes common stock and any preferred stock we may issue) and no more than 9.8% of the value or number of shares, whichever is more restrictive, of our then outstanding common stock unless exempted (prospectively or retroactively) by our board of directors. These restrictions may discourage a change of control of us and may deter individuals or entities from making tender offers for shares of our common stock on terms that might be financially attractive to stockholders or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease your ability to sell your shares of our common stock.

Our stockholders’ voting interest in us would be diluted if we issue additional shares.

Existing stockholders do not have preemptive rights to any shares issued by us in the future. Under our charter, we have authority to issue a total of 1,100,000,000 shares of capital stock, of which 999,998,000 shares are classified as common stock with a par value of $0.01 per share, 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share, 1,000 shares are classified as convertible stock with a par value of $0.01 per share, and 1,000 shares are classified as Class A convertible stock, with a par value of $0.01 per share. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors. Therefore, existing stockholders would experience dilution of their equity investment in us if we (i) sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue restricted shares of our common stock to our independent directors, (5) issue shares of our common stock in a merger or to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our operating partnership. Because the limited partnership interests of our operating partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our operating partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution in their percentage ownership of our shares.

We may issue preferred stock or other classes of common stock, which issuance could adversely affect the existing holders of our common stock.

Our stockholders do not have preemptive rights to any shares issued by us in the future. We may issue, without stockholder approval, preferred stock or other classes of common stock with rights that could dilute the value of your shares of common stock. However, the issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. The issuance of preferred stock or other classes of common stock could increase the number of stockholders entitled to distributions without simultaneously increasing the size of our asset base. Under our charter, we have authority to issue a total of 1,100,000,000 shares of capital stock, of which 999,998,000 shares are classified as common stock with a par value of $0.01 per share, 100,000,000 shares are classified as preferred stock with a par value of $0.01 per share, 1,000 shares are classified as convertible stock with a par value of $0.01per share and 1,000 shares are classified as Class A convertible stock with a par value of $0.01 per share. Our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue. If we ever created and issued preferred stock with a distribution preference over common stock, payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to our common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of preferred stock or a separate class or series of common stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Your investment will be diluted upon conversion of operating partnership units issued by our Current Operating Partnership.

In connection with the Internalization Transaction, we issued the Class B OP Units to SRI and entered into a Registration Rights Agreement. Upon the terms and conditions in the Operating Partnership Agreement, the Class B OP Units may be redeemable for shares of our common stock. We issued a separate class of operating partnership units to VV&M in connection with the acquisition of the VV&M Apartments in Dallas, Texas, which also may be converted into shares of our common stock subject to certain limitations. We may in the future issue additional operating partnership units in similar transactions. Upon the issuance of our common stock in connection with the redemption of the operating partnership units, then-existing stockholders’ interests in us will be diluted.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of our stockholders.

Limited partners in our operating partnership have the right to vote on certain amendments to the operating partnership agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our stockholders. As general partner of our operating partnership, we are obligated to act in a manner that is in the best interest of all partners of our operating partnership. Circumstances may arise in the future when the interests of limited partners in our operating partnership may conflict with the interests of our stockholders. These conflicts may be resolved in a manner stockholders do not believe are in their best interest.

We may change our targeted investments and investment guidelines without our stockholders’ consent.

Our board of directors may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Annual Report on Form 10-K. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of any duty owed by any of our directors or officers or employees to us or to our stockholders, (3) any action asserting a claim against us or any of our directors or officers or employees arising pursuant to any provision of the MGCL, or our charter or bylaws or (4) any action asserting a claim against us or any of our directors or officers or employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. Our board of directors, without stockholder approval, adopted this provision of the bylaws so that we can respond to such litigation more efficiently and reduce the costs associated with our responses to such litigation, particularly litigation that might otherwise be brought in multiple forums. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers, agents or employees, if any, and may discourage lawsuits against us and our directors, officers, agents or employees, if any. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings notwithstanding that the MGCL expressly provides that the charter or bylaws of a Maryland corporation may require that any internal corporate claim be brought only in courts sitting in one or more specified jurisdictions, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Our stockholders’ investment return may be reduced if we were to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act. If we lose our exemption from registration under the 1940 Act, we would not be able to continue its business unless and until we register under the 1940 Act.

We do not intend to register as an investment company under the 1940 Act. As of December 31, 2020, we owned 69 multifamily properties and three parcels of land held for the development of apartment homes, and investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the 1940 Act. In order to maintain an exemption from regulation under the 1940 Act, we must engage primarily in the business of buying real estate.

To maintain compliance with our 1940 Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related To Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.

Our investments in multifamily properties will be subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or real estate market conditions;

•	changes in supply of or demand for similar properties in an area;

•	increased competition for real property investments targeted by our investment strategy;

•	bankruptcies, financial difficulties or lease defaults by our residents;

•	changes in interest rates and availability of financing;

•	changes in the terms of available financing, including more conservative loan-to-value requirements and shorter debt maturities;

•	competition from other residential properties;

•	the inability or unwillingness of residents to pay rent increases;

•	changes in government rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws;

•	the imposition of rent control legislation in markets where we own properties;

•	the severe curtailment of liquidity for certain real estate related assets; and

•	rent restrictions due to government program requirements.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to stockholders.

We are unable to predict future changes in global, national, regional or local economic, demographic or real estate market conditions. For example, a recession or rise in interest rates could make it more difficult for us to lease or dispose of multifamily properties and could make alternative interest-bearing and other investments more attractive and therefore potentially lower the relative value of the real estate assets we acquire. These conditions, or others we cannot predict, may adversely affect our results of operations and returns to our stockholders. In addition, the value of the multifamily properties we acquire may decrease following the date we acquire such properties due to the risks described above or any other unforeseen changes in market conditions. If the value of our multifamily properties decreases, we may be forced to dispose of our properties at a price lower than the price we paid to acquire our properties, which could adversely impact the results of our operations and our ability to make distributions and return capital to our investors.

A concentration of our investments in the apartment sector may leave our profitability vulnerable to a downturn or slowdown in the sector or state or region.

Our property portfolio is comprised solely of multifamily properties. As a result, we will be subject to risks inherent in investments in a single type of property. Because our investments are in the apartment sector, the potential effects on our revenues, and as a result, our cash available for distribution to our stockholders, resulting from a downturn or slowdown in the apartment sector could be more pronounced than if we had more fully diversified our investments. If our investments are concentrated in a particular state or geographic region, and such state or geographic region experiences economic difficulty disproportionate to the nation as a whole, then the potential effects on our revenues, and as a result, our cash available for distribution to our stockholders, could be more pronounced than if we had more fully diversified our investments geographically.

We depend on residents for our revenue, and therefore, our revenue and our ability to make distributions to our stockholders is dependent upon the ability of the residents at our properties to generate enough income to pay their rents in a timely manner. A substantial number of non-renewals, terminations or lease defaults could reduce our net income and limit our ability to make distributions to our stockholders.

The underlying value of our properties and the ability to make distributions to our stockholders depend upon the ability of the residents at our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Residents’ inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our residents’ ability to make rental payments. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to stockholders and the value of our stockholders’ investment to decline.

We may be unable to secure funds for future capital improvements, which could adversely impact our ability to make cash distributions to our stockholders.

In order to attract residents, we may be required to expend funds for capital improvements and apartment renovations when residents do not renew their leases or otherwise vacate their apartment homes. In addition, we may require substantial funds to renovate an apartment community in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure our stockholders that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

A property that experiences significant vacancy could be difficult to sell or re-lease.

A property may experience significant vacancy through the eviction of residents and/or the expiration of leases. Certain of the multifamily properties we acquire may have some level of vacancy at the time of our acquisition of the property and we may have difficulty obtaining new residents. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in lower cash distributions to stockholders. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the leases of such property.

We will compete with numerous other persons and entities for real estate investments.

We are subject to significant competition in seeking real estate investments and residents. We compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

Competition from other multifamily communities and housing alternatives for residents could reduce our profitability and the return on your investment.

The multifamily property market in particular is highly competitive. This competition could reduce occupancy levels and revenues at our multifamily properties, which would adversely affect our operations. We face competition from many sources, including from other multifamily properties in markets where we own properties. In addition, overbuilding of multifamily properties may occur, which would increase the number of multifamily homes available and may decrease occupancy and unit rental rates. Furthermore, our multifamily properties compete with numerous housing alternatives in attracting residents, including owner occupied single- and multifamily homes available to rent or purchase. Competitive housing in a particular area and the increasing affordability of owner occupied single and multifamily homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain our residents, lease apartment homes and increase or maintain rental rates.

We invest in the development of apartment homes. Development projects have inherent risks that could adversely affect our financial condition, operating results, and cash flows.

We pursue opportunities for the development of apartment homes. Development activities require various government and other approvals for entitlements and any delay in or failure to receive such approvals may significantly delay this process or prevent us from recovering our investment. We may not recover our investment in development projects. We are subject to other risks associated with these activities, including the following risks:

•	we may be unable to lease developments to full occupancy on a timely basis;

•	the occupancy rates and rents of a completed project may not be sufficient to make the project profitable;

•	actual costs of a project may exceed original estimates, possibly making the project unprofitable;

•	delays in the development or construction process may increase our costs;

•	construction cost increases may reduce investment returns on development and redevelopment opportunities;

•	we may abandon redevelopment opportunities and lose our investment due to adverse market conditions;

•	the size of our development may strain our labor or capital capacity to complete projects within targeted timelines and may reduce our investment returns;

•	a reduction in the demand for new retail space may reduce our future development and redevelopment activities, which in turn may reduce our net operating income; and/or

•	changes in the level of future development activity may adversely impact our results from operations by reducing the amount of internal general overhead costs that may be capitalized.

Our strategy for acquiring value-enhancement multifamily properties involves greater risks than more conservative investment strategies.

We have implemented a value-enhancement strategy for a portion of the total apartment homes we have acquired. Our value-enhancement strategy involves the investment of additional capital to make strategic upgrades of the interiors of the apartment homes. These opportunities will vary in degree based on the specific business plan for each asset, but could include new appliances, better cabinets, countertops and flooring. Our strategy for acquiring value-enhancement multifamily properties involves greater risks than more conservative investment strategies. The risks related to these value-enhancement investments include risks related to delays in the repositioning or improvement process, higher than expected capital improvement costs, possible borrowings necessary to fund such costs, and ultimately that the repositioning process may not result in the higher rents and occupancy rates anticipated. In addition, our value-enhancement properties may not produce revenue while undergoing capital improvements. Furthermore, we may also be unable to complete the improvements of these properties and may be forced to hold or sell these properties at a loss. For these and other reasons, we cannot assure you that we will realize growth in the value of our value-enhancement multifamily properties, and as a result, our ability to make distributions to our stockholders could be adversely affected.

Multifamily properties are illiquid investments, and we may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so.

Multifamily properties are illiquid investments. We may be unable to adjust our portfolio in response to changes in economic or other conditions. In addition, the real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and other factors that are beyond our control. We cannot predict whether we will be able to sell any real property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a real property.

Additionally, we may be required to expend funds to correct defects or to make improvements before a real property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

In acquiring a real property, we may agree to restrictions that prohibit the sale of that real property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that real property. All these provisions would restrict our ability to sell a property, which could reduce the amount of cash available for distribution to our stockholders.

Short-term apartment leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders.

Substantially all of our apartment leases are for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Increased construction of similar properties that compete with our apartment communities in any particular location could adversely affect the operating results of our properties and our cash available for distribution to our stockholders.

We may have acquired apartment communities in locations that may be experiencing increases in construction of properties that compete with our apartment communities. This increased competition and construction could:

•	make it more difficult for us to find residents to lease apartment homes in our apartment communities;

•	force us to lower our rental prices in order to lease apartment homes in our apartment communities; or

•	substantially reduce our revenues and cash available for distribution to our stockholders.

Actions of joint venture partners could negatively impact our performance.

We may enter into joint ventures with third parties, including with entities that are affiliated with our Former Advisor. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

•	the possibility that our venture partner or co-tenant in an investment might become bankrupt;

•	that the venture partner or co-tenant may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;

•	that such venture partner or co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

•	the possibility that we may incur liabilities as a result of an action taken by such venture partner;

•

that disputes between us and a venture partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business;

•

the possibility that if we have a right of first refusal or buy/sell right to buy out a co-venturer, co-owner or partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be required to purchase such interest at a time when it would not otherwise be in our best interest to do so; or

•	the possibility that we may not be able to sell our interest in the joint venture if we desire to exit the joint venture.

Such investments may also have the potential risk of impasses on decisions because neither we nor the co-venturer would have full control over the joint venture, which might have a negative influence on the joint venture and decrease potential returns to you. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, to the extent that our venture partner or co-tenant is an affiliate of the Former Advisor, certain conflicts of interest will exist.

Our multifamily properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our multifamily properties are subject to real and personal property taxes, as well as excise taxes, that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. As the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we will generally be responsible for real property taxes related to any vacant space.

Uninsured losses or costly premiums for insurance coverage relating to real property may adversely affect your returns.

We attempt to adequately insure all of our multifamily properties against casualty losses. The nature of the activities at certain properties we may acquire may expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, tornadoes, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders sometimes require commercial property owners to purchase specific coverage against acts of terrorism as a condition for providing mortgage loans. These policies may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we cannot assure you that funding will be available to us for repair or reconstruction of damaged real property in the future.

Catastrophic weather, natural events, and climate change could adversely affect our business.

Some of our apartment communities are located in areas that may experience catastrophic weather and other natural events from time to time, including snow or ice storms, flooding, tornadoes, hurricanes or other severe or inclement weather. Most recently, certain of our properties were impacted by extreme cold and snowfall. Although we believe any damage will be covered by insurance, after a deductible, these or other adverse and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, we could lose all or a portion of our investment in an affected property as well as additional revenue from that apartment community. We may continue to be obligated to repay mortgage indebtedness or other obligations related to an affected apartment community. Additionally, we are likely to see an increase in insurance premiums due to the increased frequency of inclement weather.

To the extent that we experience any significant changes in the climate in areas where our apartment communities are located, we may experience extreme weather conditions and prolonged changes in precipitation and temperature, all of which could result in physical damage to, and/or a decrease in demand for, our apartment communities located in these areas. If the impact of any such climate change were to be material, or occur for a lengthy period of time, our business may be adversely affected. In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where we own and operate our multifamily properties. The impact of the storms and the extreme cold temperatures affected our properties due to power outages and freezing water pipes. While our properties are fully insured, we expect disruptions to operations at the impacted properties and delays in receiving insurance proceeds. An estimate of the financial effect of the damage cannot yet be made as of the date of filing this annual report.

Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may be high.

All real property investments and the operations conducted in connection with such investments are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such real property. These environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such real property as collateral for future borrowings. Environmental laws also may impose restrictions on the manner in which real property may be used or businesses may be operated. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. There are also various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. In connection with the acquisition and ownership of our properties, we may be exposed to these costs in connection with such regulations. The cost of defending against environmental claims, any damages or fines we must pay, compliance with environmental regulatory requirements or remediating any contaminated real property could materially and adversely affect our business and results of operations, lower the value of our assets and, consequently, lower the amounts available for distribution to our stockholders.

The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to our stockholders.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. We are committed to complying with the ADA to the extent to which it applies. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. With respect to the properties we acquire, the ADA’s requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the ADA or place the burden on the seller or other third party, such as residents, to ensure compliance with the ADA. We cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. Any monies we use to comply with the ADA will reduce the amount of cash available for distribution to our stockholders.

To the extent we invest in age-restricted communities, we may incur liability by failing to comply with the Housing for Older Persons Act, or HOPA, the Fair Housing Act, or FHA, or certain state regulations, which may affect cash available for distribution to our stockholders.

To the extent we invest in age-restricted communities, any such properties must comply with the FHA and HOPA. The FHA generally prohibits age-based housing discrimination; however certain exceptions exist for housing developments that qualify as housing for older persons. HOPA provides the legal requirements for such housing developments. In order for housing to qualify as housing for older persons, HOPA requires (1) all residents of such developments to be at least 62 years of age or (2) that at least 80% of the occupied apartment homes are occupied by at least one person who is at least 55 years of age and that the housing community publish and adhere to policies and procedures that demonstrate this required intent and comply with rules issued by the United States Department of Housing and Urban Development, or HUD, for verification of occupancy. In addition, certain states require that age-restricted communities register with the state. Noncompliance with the FHA, HOPA or state registration requirements could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation, all of which would reduce the amount of cash available for distribution to our stockholders.

Risks Associated With Debt Financing

We incur mortgage indebtedness and other borrowings that may increase our business risks and could hinder our ability to make distributions and decrease the value of your investment.

We have financed a portion of the purchase price of our multifamily properties by borrowing funds. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets. For valuation purposes, the value of a property will equal the value determined by an independent third-party appraiser or qualified independent valuation expert. Generally speaking, this is expected to approximate 75% of the aggregate cost of our assets. We may borrow in excess of these amounts if such excess is approved by a majority of the independent directors and is disclosed to stockholders in our next quarterly report, along with the justification for such excess. In addition, we may incur mortgage debt and pledge some or all of our investments as security for that debt to obtain funds to acquire additional investments or for working capital. We may also borrow funds as necessary or advisable to ensure we maintain our REIT tax qualification, including the requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gains). Furthermore, we may borrow in excess of the borrowing limitations in our charter if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes.

Certain debt levels will cause us to incur higher interest charges, which would result in increased debt service payments and could be accompanied by restrictive covenants. If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on that property, the amount available for distributions to our stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure on any of our properties will generally be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders could be adversely affected.

Instability in the debt markets and our inability to find financing on attractive terms may make it more difficult for us to finance or refinance properties, which could reduce the amount of cash distributions we can make to our stockholders.

If mortgage debt is unavailable on reasonable terms as a result of increased interest rates, underwriting standards, capital market instability or other factors, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms to the extent that we place mortgage debt on properties. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing securities or by borrowing more money.

Increases in interest rates could increase the amount of our debt payments and negatively impact our operating results.

The interest we pay on our debt obligations reduces our cash available for distributions. Utilization of variable rate debt, combined with increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our stockholders. If we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments.

We may be adversely affected by changes in LIBOR reporting practices, the method in which LIBOR is determined, or the use of alternative reference rates.

In July 2017, the Financial Conduct Authority, or the FCA, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative to USD-LIBOR. We are not able to predict when LIBOR will cease to be published or precisely how SOFR will be calculated and published. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments on our variable rate debt could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

We have or may have contracts that are indexed to LIBOR and monitor and evaluate the related risks, which include interest amounts on variable rate debt and the swap rate for interest rate swaps. In the event that LIBOR is discontinued, the interest rates will be based on a fallback reference rate specified in the applicable documentation governing such debt or swaps or as otherwise agreed upon. Such an event would not affect our ability to borrow or maintain already outstanding borrowings, but the alternative reference rate could vary from the underlying exposure or be higher and more volatile than LIBOR. Certain risks arise in connection with transitioning contracts to an alternative reference rate, including any resulting value transfer that may occur. The value of loans, securities or derivative instruments tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require substantial negotiation with each respective counterparty. If a contract is not transitioned to an alternative reference rate and LIBOR is discontinued, the impact is likely to vary by contract. If LIBOR is discontinued or if the method of calculating LIBOR changes from its current form, interest rates on our current or future indebtedness may be adversely affected. While we expect LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that. This could occur, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distributions and operating policies, and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage a property, discontinue insurance coverage, or replace our advisor. In addition, loan documents may limit our ability to replace a property’s property manager or terminate certain operating or lease agreements related to a property. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

The derivative financial instruments that we use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We use derivative financial instruments, such as interest rate cap or collar agreements and interest rate swap agreements, to hedge exposures to changes in interest rates on loans secured by our assets, but no hedging strategy can protect us completely. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income tests.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net cash flows available for investment or distribution.

In order for us to qualify as a REIT, we must satisfy certain complex requirements set forth in the Code and Treasury Regulations relating to our organization, ownership and nature and amount of our assets, income and distributions, some of which may not be entirely within our control. Although we intend to structure our activities in a manner designed to satisfy all of these requirements, there can be no assurance that we will actually do so.

If we fail to qualify as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the taxable year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT could adversely affect the return on a stockholder’s investment.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will recognize taxable income equal to the amount reinvested in our shares to the extent such amount does not exceed our earnings and profits. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on distributions reinvested in our shares.

Distributions payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2026.

The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including shares of our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to qualify as a REIT. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income (including net capital gain), we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for that year, (b) 95% of our capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level. Although we intend to make distributions to you to comply with the REIT requirements of the Internal Revenue Code, it is possible that we might not always be able to do so.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to satisfy the

REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. There is no assurance that outside financing will be available to us. Even if available, the use of outside financing or other alternative sources of funds to pay distributions could increase our costs or dilute your equity interests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Our gains from sales of our assets are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

Our ability to dispose of property during the first few years following acquisition may be restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding “prohibited transactions” by REITs, we would be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including our operating partnership, but generally excluding any taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of a trade or business, unless we qualify for a statutory safe harbor. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We intend to avoid the 100% prohibited transaction tax by (1) conducting activities that may otherwise be considered prohibited transactions through a taxable REIT subsidiary or, (2) conducting our operations in such a manner so that no sale or other disposition of an asset we own, directly or through any subsidiary other than a taxable REIT subsidiary, will be treated as a prohibited transaction (including by structuring certain dispositions of our properties to comply with certain safe harbors available under the Internal Revenue Code for properties held at least two years). However, no assurance can be given that any particular property we own, directly or through any subsidiary entity, including our operating partnership, but excluding any taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To maintain our REIT status, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualifying real estate assets, including certain mortgage loans and mortgage-backed securities. Our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer. No more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries, and not more than 25% of the value of our assets may consist of “nonqualified publicly offered REIT debt instruments.”

If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to you.

Liquidation of assets may jeopardize our REIT status.

To maintain our REIT status, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire or originate mezzanine loans. The Internal Revenue Service has provided a safe harbor in Revenue Procedure 2003-65 for structuring mezzanine loans so that they will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT asset tests and interest derived from mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may acquire mezzanine loans that do not meet all of the requirements of the safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the Internal Revenue Service could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT.

If our operating partnership fails to maintain its status as a disregarded entity or partnership, its income may be subject to taxation, which would reduce the cash available for distribution to you and likely result in a loss of our REIT status.

We intend to maintain the status of the operating partnership as a disregarded entity or partnership for U.S. federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as a disregarded entity or partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also likely result in our losing REIT status, and, if so, becoming subject to a corporate level tax on our own income. This would substantially reduce any cash available to pay distributions. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership and is otherwise not disregarded for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain our status as a REIT.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock, including the passage of the Tax Cuts and Jobs Act of 2017. Federal legislation intended to ameliorate the economic impact of the COVID-19 pandemic, such as the CARES Act, has been enacted that makes technical corrections to, or modifies on a temporary basis, certain of the provisions of the Tax Cut and Jobs Act of 2017, and it is possible that additional such legislation may be enacted in the future. The full impact of the Tax Cuts and Jobs Act of 2017 and the CARES Act may not become evident for some period of time. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without your vote or the vote of our other stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

Our property taxes could increase due to property tax rate changes or reassessment, which would impact our cash flows.

Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially. If the property taxes we pay increase and if any such increase is not reimbursable under the terms of our lease, then our cash flows will be impacted, and our ability to pay expected distributions to you could be adversely affected.

Non-U.S. investors may be subject to FIRPTA on the sale of shares of our common stock if we are unable to qualify as a “domestically controlled qualified investment entity.”

A non-U.S. person (other than certain foreign pension plans and certain foreign publicly traded entities) disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA, on the gain recognized on the disposition of such interest. FIRPTA does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is domestically controlled if, at all times during a specified testing period (the continuous five-year period ending on the date of disposition or, if shorter, the entire period of the REIT’s existence), less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We cannot assure you that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain realized by a non-U.S. investor (other than certain foreign pension plans and certain foreign publicly traded entities) on a sale of our common stock would be subject to FIRPTA unless our common stock was traded on an established securities market and the non-U.S. investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

A non-U.S. investor also may be subject to FIRPTA tax upon the payment of any distribution by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you.

Retirement Plan Risks

If our assets are deemed to be ERISA plan assets, the Former Advisor and we may be exposed to liabilities under Title I of ERISA and the Internal Revenue Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entire entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Former Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, you should consult with your legal and other advisors concerning the impact of ERISA and the Code on your investment and our performance.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2.	PROPERTIES

As of December 31, 2020, we owned 69 multifamily properties consisting of an aggregate of 21,567 apartment homes and three parcels of land held for the development of apartment homes. The total purchase price of our real estate portfolio as of December 31, 2020 was $3,168,801,979, including development costs. For additional information on our real estate portfolio, see Part I, Item I. “Business—Our Real Estate Portfolio” of this Annual Report on Form 10-K.

Our principal executive offices are located at 18100 Von Karman Avenue, Suite 200, Irvine, CA 92612. Our telephone number and website address are (949) 569-9700 and http://www.steadfastliving.com, respectively.

ITEM 3.	LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 6, 2021, we had approximately 110,090,259 shares of common stock outstanding held by a total of approximately 39,600 stockholders. The number of stockholders is based on the records of DST Systems, Inc., which serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% in value of our outstanding capital stock (which includes common stock and preferred stock we may issue) and more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock, unless exempted (prospectively or retroactively) by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

Estimated Value Per Share

In December 2020, our board of directors initiated a process to determine an estimated value per share of the shares of our common stock. The Valuation and Advisory Services group of CBRE, Inc., or CBRE, a third-party independent valuation firm, performed appraisals on each of our operating properties as of December 31, 2020, or the Appraisals. The Appraisals were used in determining our estimated value per share as of December 31, 2020. We provide an estimated value per share to assist broker-dealers that participated in our public offering in meeting their customer account statement reporting obligations pursuant to the rules promulgated by the Financial Industry Regulatory Authority, Inc. This valuation was performed in accordance with Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), in April 2013, or the IPA Valuation Guidelines. Our board of directors formed a valuation committee, or the Valuation Committee, comprised solely of independent directors, to oversee the process of determining our estimated value per share as of December 31, 2020. Upon approval of our board of directors, we engaged CBRE Capital Advisors, Inc., or CBRE Cap, a FINRA registered broker dealer firm that specializes in providing real estate financial services, to provide property-level and aggregate valuation analyses and a range for the estimated value per share of our common stock as of December 31, 2020.

From CBRE Cap’s engagement through the issuance of its valuation report on March 9, 2021, or the Valuation Report, CBRE Cap held discussions with our senior management and conducted or commissioned such investigations, research, review and analyses as it deemed necessary. CBRE Cap based its calculation of the range for our estimated value per share of our common stock on the Appraisals, performed by CBRE’s Valuation and Advisory Services group, which is an affiliate of CBRE Cap and an independent third-party appraisal firm, and valuations performed by our senior management with respect to our goodwill, other assets and liabilities as of December 31, 2020. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range between $14.69 and $16.42 for our estimated value per share, as of December 31, 2020, proposed in the Valuation Report was reasonable and recommended that our board of directors adopts $15.55 as the estimated value per share of our common stock as of December 31, 2020. The estimated value per share represents the weighted average of the range reflecting the effect of using differing discount rates and terminal value capitalization rates in the sensitivity analysis. On March 9, 2021, our board of directors accepted the Valuation Committee’s recommendation and approved $15.55 as the estimated value per share of our common stock as of December 31, 2020. CBRE Cap is not responsible for the determination of the estimated value per share of our common stock as of December 31, 2020.

Valuation Methodology

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by us;

•	reviewed and discussed with us the historical and anticipated future financial performance of our multifamily properties, including forecasts prepared by us;

•	reviewed appraisals commissioned by us that contained analysis on each of our multifamily properties and performed analyses and studies for each property;

•	conducted or reviewed CBRE Cap proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable;

•	reviewed our reports filed with the SEC, including our Quarterly Report on Form 10-Q for the period ended September 30, 2020, and the unaudited financial statements therein; and

•	reviewed the unaudited financial statements as of December 31, 2020, as prepared by us.

The Appraisals were performed in accordance with Uniform Standards of Professional Appraisal Practice and were all Member of Appraisal Institute, or MAI, appraisals. The Appraisals were prepared by CBRE’s Valuation and Advisory Services group and personnel who are members and hold the MAI designation. CBRE Cap reviewed and took into consideration the Appraisals, and described the results of the Appraisals in its Valuation Report. Discreet values were assigned to each property in our portfolio.

The Valuation Committee and our board of directors considered the following valuation methodology with respect to each multifamily property, which was applied by CBRE Cap in its Valuation Report. Unlevered, ten-year discounted cash flow analyses (deducting lease-up discounts and deferred maintenance, where applicable) from the Appraisals were created for our fully operational properties. The “terminal capitalization rate” method was used to calculate the terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors. Three properties under development were included in the valuation at cost as of December 31, 2020. Our outstanding debt balances were included as of December 31, 2020. Additionally, a fair market value adjustment for the debt portfolio in place as of December 31, 2020, was calculated and included.

Valuation Summary: Material Assumptions

The valuation process we used to determine an estimated value per share was designed to follow the recommendations of the IPA Valuation Guidelines.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow models to estimate the value of our real estate assets:

	Range	Weighted-Average
Terminal capitalization rate	5.27% - 5.54%	5.41%
Discount rate	6.43% - 6.76%	6.60%

While we believe that CBRE Cap’s assumptions and inputs are reasonable, a change in these assumptions and inputs may significantly impact the appraised value of the real estate properties and our estimated value per share. The table below illustrates the impact on the estimated value per share if the terminal capitalization rates or discount rates were adjusted by 2.5% in either direction, which represents a 5% sensitivity analysis, in accordance with the IPA Valuation Guidelines, assuming all other factors remain unchanged:

	Increase (Decrease) on the Estimated Value per Share due to
	Decrease of 2.5%	Increase of 2.5%
Terminal capitalization rate	$0.47	$(0.48)
Discount rate	0.38	(0.40)

In its Valuation Report, CBRE Cap included an estimate of the December 31, 2020 value of our assets, including cash, goodwill, and selected other assets net of payables, and accruals and other liabilities including notes payable. The estimated values of our notes payable are equal to GAAP fair values in this annual report, but do not equal the book value of the loans in accordance with GAAP as of December 31, 2020. The GAAP fair values of our notes payable were determined using a discounted cash flow analysis. The discounted cash flow analysis was based on projected cash flow over the remaining loan terms and on management’s estimates of market interest rates as of December 31, 2020 for instruments with similar characteristics. The carrying values of a majority of our other assets and liabilities, including goodwill, are considered to equal their fair value due to their short term maturities or liquid nature. Certain balances, such as lease intangible assets and liabilities related to real estate investments and deferred financing costs have been eliminated for the purpose of the valuation since the value of those balances was already considered in the Appraisals.

Taking into consideration the reasonableness of the valuation methodology, assumptions and conclusions contained in the Valuation Report, the board of directors determined the estimated value of our equity interest in our real estate portfolio as of December 31, 2020 to be in the range of $3,580,911,386 to $3,783,526,476 and our net asset value to range between $1,721,797,802 and $1,924,412,892, or between $14.69 and $16.42 per share, based on a share count of 117,174,971 shares, on a fully diluted basis, issued and outstanding as of December 31, 2020.

As with any valuation methodology, the methodologies considered by the Valuation Committee and the board of directors in reaching an estimate of the value of our shares as of December 31, 2020 are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares as of December 31, 2020.

The following table summarizes the material components of our estimated value and estimated value per share as of December 31, 2020 and March 6, 2020 (the as of date for our last published estimated value per share):

	Estimated Value as of		Estimated Value Per Share as of
	December 31, 2020	March 6, 2020	December 31, 2020	March 6, 2020
Real estate properties	$3,681,700,000	$3,445,935,000	$31.42	$31.64
Goodwill	125,220,448	—	1.07	—
Cash	297,197,306	277,776,798	2.54	2.55
Investment in unconsolidated joint venture	—	21,500,000	—	0.20
Other assets	55,579,258	22,521,376	0.47	0.21
Mortgage debt	(2,246,242,677)	(2,025,630,964)	(19.17)	(18.60)
Other liabilities	(90,867,919)	(83,207,178)	(0.78)	(0.77)

Estimated value per share	$1,822,586,416	$1,658,895,032	$15.55	$15.23

The estimated value of our real estate properties as of December 31, 2020 and March 6, 2020 was $3,681,700,000 and $3,445,935,000, respectively, while the total cost of the real estate properties was $3,334,153,830 and $3,223,401,518, respectively, comprised of the aggregate purchase price and capital expenditures subsequent to acquisition.

Additional Information Regarding the Valuation, Limitations of Estimated Value per Share and the Engagement of CBRE Cap

In accordance with the IPA Valuation Guidelines, the Valuation Committee reviewed, confirmed and approved the processes and methodologies employed by CBRE Cap, their consistency with real estate industry standards and best practices and the reasonableness of the assumptions utilized in the valuation.

The Valuation Report issued on March 9, 2021, was based upon market, economic, financial and other information, circumstances and conditions existing prior to December 31, 2020, and any material change in such information, circumstances and/or conditions, including the ongoing impact of the COVID-19 pandemic and related economic effects, may have a material effect on the estimated value per share. CBRE Cap’s valuation materials were addressed solely to our board of directors to advise it in establishing an estimated value of our common stock. CBRE Cap’s valuation materials were restricted to our board of directors, were not addressed to the public and should not be relied upon by any other person to establish an estimated value of our common stock. The Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock and should not be represented as such.

Each of CBRE Cap and CBRE reviewed the information supplied or otherwise made available to it by us for reasonableness, and assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap and CBRE, CBRE Cap and CBRE assumed that such forecasts and other information and data were reasonably prepared in good faith reflecting our best currently available estimates and judgments and other subjective judgments, and relied upon us to advise CBRE Cap and CBRE promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. CBRE Cap assumes no obligation to update or otherwise revise these materials. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third-party indications of interest for us in connection with possible purchases of our securities or the acquisition of all or any part of us.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and those in development and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and us. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated value per share of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	another independent third-party appraiser or third-party valuation firm would agree with our estimated value per share;

•	a third party would offer the estimated value per share in an arm’s length transaction to purchase all or substantially all of our shares of common stock;

•	our shares would trade at a price equal to or greater than the estimated value per share if we listed them on a national securities exchange; or

•	the methodology used to estimate our value per share would be acceptable to FINRA or under the Employee Retirement Income Security Act of 1974 for compliance with its reporting requirements.

The December 31, 2020 estimated value per share was reviewed and recommended by our Valuation Committee and approved by our board of directors at meetings held on March 9, 2021. The value of our common stock will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

The estimated value per share does not reflect a real estate portfolio premium/discount versus the sum of the individual property values. The estimated value per share does not take into account estimated disposition costs and fees for real estate properties that are not under contract to sell or debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of debt.

The outbreak of the COVID-19 pandemic, declared by the World Health Organization as a global pandemic on March 11, 2020, continues to cause heightened uncertainty in both local and global market conditions. The global impact of the outbreak rapidly evolved and, as cases of the virus continued to be identified in additional countries, many countries, including the United States, reacted by instituting shelter in place orders, quarantines and restrictions on travel. During the third quarter of 2020, businesses reopened with certain capacity limits in place. During the same period the rate of unemployment fell. However, during the fourth quarter of 2020 a “second wave” of the pandemic occurred leading the imposition of quarantines and restrictions. Additionally, new strains of the virus have been identified that may be transmitted more easily than the original strain. A prolonged pandemic could have a significant (and is yet unknown or quantifiable) impact on other sectors of the property market including multifamily real estate. The changing responses to COVID-19 create an unprecedented set of circumstances on which to base a judgment. Consequently, less certainty – and a higher degree of caution—should be attached to the estimated value per share as of December 31, 2020, determination by our board of directors than would normally be the case.

CBRE Cap is a FINRA registered broker-dealer and is an investment banking firm that specializes in providing real estate financial services. CBRE is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public securities offerings, private placements, business combinations and similar transactions. We commissioned CBRE to deliver an appraisal report relating to our real estate properties and CBRE received fees upon delivery of such report. In addition, we have agreed to indemnify CBRE Cap against certain liabilities arising out of this engagement. Each of CBRE Cap and CBRE is an affiliate of CBRE Group, Inc., or the CBRE Group, a Fortune 500 and S&P 500 company headquartered in Dallas, Texas, one of the world’s largest commercial real estate services and investment firms (in terms of 2020 revenue) and a parent holding company of affiliated companies that are engaged in the ordinary course of business in many areas related to commercial real estate and related services. CBRE Cap and its affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services. During the past five years, CBRE Cap advised our board of directors in the determination of the estimated value per share and certain of our affiliates engaged affiliates of CBRE primarily for various real estate-related services and these affiliates of CBRE received fees in connection with such services. We anticipate that affiliates of CBRE will continue to provide similar or other real estate-related services in the future for us and our affiliates. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated value per share. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. CBRE Cap and CBRE and their affiliates may from time to time in the future perform other commercial real estate appraisal, valuation and financial advisory services for us and our affiliates in transactions related to the properties that are the subjects of the appraisals, so long as such other services do not adversely affect the independence of the applicable CBRE appraiser. While we have engaged and may engage CBRE Cap or its affiliates in the future for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap.

In the ordinary course of their business, each of CBRE Cap and CBRE, and their respective affiliates, directors and officers may structure and effect transactions for their own accounts or for the accounts of their customers in commercial real estate assets of the same kind and in the same markets as our assets.

Distribution Information

To qualify and maintain our qualification as a REIT, we are required to distribute 90% of our annual taxable income, determined without regard to the dividends paid deduction and by excluding net capital gains, to our stockholders. If the aggregate amount of cash distributions in any given year exceeds the amount of our REIT taxable income generated during the year, the excess amount will either be (1) a return on capital or (2) gain from the sale or exchange of property to the extent that a stockholder’s basis in our common stock equals or is reduced to zero as the result of our current or prior year distributions.

We declared distributions based on daily record dates for each day during the period commencing April 7, 2014 through December 31, 2020. During the years ended December 31, 2020 and 2019, distributions declared for all record dates of a given month were paid approximately three days after month-end. During the years ended December 31, 2020 and 2019, distributions were calculated at a rate of $0.002459 and $0.002466 per share per day, which, if paid over a 366-day and 365-day period, respectively, is equivalent to $0.90 per share. On January 12, 2021, our board of directors determined to reduce the annual distribution payment to $0.525 per share commencing on February 1, 2021 and ending February 28, 2021, which was extended through April 30, 2021. The distributions will be equal to $0.001438 per share of our common stock per day. There is no guarantee that we will pay distributions at this rate in the future or at all.

Distributions declared during the years ended December 31, 2020 and 2019 aggregated by quarter, are as follows:

	2020
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared(1)	$15,391,533	$24,588,408	$25,490,638	$26,499,980	$91,970,559
Total Per Share Distribution	$0.224	$0.224	$0.226	$0.226	$0.900
Annualized Rate Based on Purchase Price(2)	6.0%	6.0%	6.0%	6.0%	6.0%

	2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared(1)	$11,511,537	$11,684,723	$11,860,005	$11,915,518	$46,971,783
Total Per Share Distribution	$0.222	$0.224	$0.227	$0.227	$0.900
Annualized Rate Based on Purchase Price(2)	6.0%	6.0%	6.0%	6.0%	6.0%

(1)	Distributions were based on daily record dates and calculated at a rate of $0.002459 and $0.002466 per share per day for the years ended December 31, 2020 and 2019, respectively.
(2)	“Purchase Price” represents the initial public offering price of $15.00 per share of common stock.

The tax composition of our distributions declared for the years ended December 31, 2020 and 2019 was as follows:

	December 31,
	2020	2019
Ordinary income	—%	17.9%
Return of capital	100.0%	82.1%

Total	100.0%	100.0%

Generally, our policy is to pay distributions from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings or offering proceeds. We have not established a limit on the amount of proceeds we may use from any public or private securities offerings to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments. As of December 31, 2020, 20%, 10% and 70% of distributions, including shares issued pursuant to our distribution reinvestment plan, have been funded from funds equal to amounts reinvested in our distribution reinvestment plan, net public offering proceeds and cash flows from operations, respectively.

Pursuant to our distribution reinvestment plan, stockholders had the option to elect to have their cash distributions reinvested in shares of our common stock at an initial price of $14.25 per share. On March 12, 2019, our board of directors determined a new share price of $15.84 for purposes of our distribution reinvestment plan. On April 17, 2020, our board of directors determined a new share price of $15.23 for purposes of our distribution reinvestment plan. On March 9, 2021, our board of directors determined a new share price of $15.55 for purposes of our distribution reinvestment plan. In each instance the share price for our distribution reinvestment plan was revised in connection with our board of directors determining a new estimated value per share. No sales commissions or dealer manager fees are payable on shares sold through our distribution reinvestment plan. Our board of directors may terminate the distribution reinvestment plan at its discretion at any time upon ten days’ notice to our stockholders. Following any termination of the distribution reinvestment plan, all subsequent distributions to stockholders will be made in cash.

For additional information on our distributions, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions.”

Unregistered Sales of Equity Securities

On March 6, 2020, we granted 3,333 shares of restricted shares of common stock to each of our two newly appointed independent directors pursuant to our independent directors’ compensation plan in connection with their election to the board of directors. The above shares issued pursuant to our independent directors’ compensation plan were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On April 21, 2020, STAR III OP issued Class A-2 operating partnership units, or the Class A-2 OP Units, valued at $14,450,000 in the aggregate in exchange for the contribution of the multifamily property known as VV&M. The Class A-2 OP Units were issued to the contributors of VV&M in a private placement in reliance on Section 4(a)(2) of the Securities Act. Pursuant to the Operating Partnership Agreement, upon the request of the holder of the Class A-2 OP Units, the Class A-2 OP Units may be redeemed in cash or shares of our common stock, in our discretion, on the earlier to occur of a public offering, our dissolution or April 21, 2025. If the Class A-2 OP Units are converted into shares of our common stock, the conversion ratio is 1:1. At anytime on or after April 21, 2025, we can redeem the Class A-2 OP Units for cash.

On May 20, 2020, we issued 171,585 shares of common stock to our Former Advisor as payment for monthly investment management fees for the months of March and April 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On June 1, 2020, we issued 93,624 shares of common stock to our Former Advisor as payment for monthly investment management fees for the month of May 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On June 18, 2020, we issued 51,983 shares of common stock to our Former Advisor as payment for loan coordination fees in connection with entering into the PNC MCFA on June 17, 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On June 29, 2020, we issued 21,339 shares of common stock to our Former Advisor as payment for loan coordination fees in connection with entering into our revolving credit facility on June 26, 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On July 1, 2020, we issued 93,796 shares of common stock to our Former Advisor as payment for monthly investment management fees for the month of June 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On August 3, 2020, we issued 97,534 shares of common stock to our Former Advisor as payment for monthly investment management fees for the month of July 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On September 1, 2020, we issued 92,792 shares of common stock to our Former Advisor as payment for monthly investment management fees for the month of August 2020, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On September 1, 2020, we granted 187,131 shares of restricted stock to our key employees. The grants to key employees were made pursuant to restricted stock grant agreements. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

On September 1, 2020, we issued 6,155,614 Class B OP Units of limited partnership interests in the Current Operating Partnership to SRI pursuant to the Internalization Transaction. The Class B OP Units were issued to SRI in a private placement in reliance on Section 4(a)(2) of the Securities Act. Pursuant to the Operating Partnership Agreement, upon the request of the Class B OP Unit holder, the Class B OP Units may be redeemed in cash or shares of our common stock, in our discretion, on or after the one year anniversary of the issuance date. Pursuant to the Contribution & Purchase Agreement we entered into with SRI in the Internalization Transaction, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022.

On September 29, 2020, we issued 67 shares of common stock to our Former Advisor as an adjustment for the August 2020 monthly investment management fees, pursuant to the Advisory Agreement with our Former Advisor. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

On December 3, 2020, we granted 4,924 shares of restricted common stock to each of our current five independent directors pursuant to our independent directors’ compensation plan as compensation for services in connection with their re-election to the board of directors at our annual meeting of stockholders. The shares of restricted stock issued pursuant to our independent directors’ compensation plan were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Share Repurchase Plan

Our share repurchase plan may provide an opportunity for our stockholders to have their shares of common stock repurchased by us, subject to certain restrictions and limitations.

On March 14, 2018, our board of directors determined to amend the terms of our share repurchase plan effective as of April 15, 2018 to (1) limit the amount of shares repurchased pursuant to our share repurchase plan each quarter to $2,000,000 and (2) revise the repurchase price to an amount equal to 93% of the most recent publicly disclosed estimated value per share. Pursuant to the amended share repurchase program, the share repurchase price was $14.73 per share, which represented 93% of the then-estimated value per share of $15.84. As discussed in more detail below, our board of directors further amended our share repurchase plan on March 3, 2020 in connection with the Mergers. Prior to the March 3, 2020 amendments (described below), the share repurchase price was further reduced based on how long the stockholder had held the shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of the Share Repurchase Price(2)
2 years	95.0% of the Share Repurchase Price(2)
3 years	97.5% of the Share Repurchase Price(2)
4 years	100.0% of the Share Repurchase Price(2)
In the event of a stockholder’s death or disability(3)	Average Issue Price for Shares(4)

(1)

As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock. Repurchase price includes the full amount paid for each share, including all sales commissions and dealer manager fees.

(2)	The “Share Repurchase Price” equals 93% of the most recent publicly disclosed estimated value per share determined by our board of directors.
(3)	The required one-year holding period does not apply to repurchases requested within two years after death or disability of a stockholder.
(4)	The purchase price per share for shares repurchased upon the death or disability of a stockholder will be equal to the average issue price per share for all of the stockholder’s shares.

The purchase price per share for shares repurchased pursuant to our share repurchase plan is further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders prior to the repurchase date (defined below) as a result of the sale of one or more of our assets that constitutes a return of capital as a result of such sales.

Repurchases of shares of our common stock are made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Repurchase requests will be honored approximately 30 days following the end of the applicable quarter, or the Repurchase Date. Stockholders may withdraw their repurchase request at any time up to three business days’ prior to the Repurchase Date.

In connection with the announcement of the then-proposed SIR Merger and STAR III Merger, on August 5, 2019, our board of directors approved the Amended and Restated Share Repurchase Plan, or the Amended & Restated SRP, which became effective September 5, 2019, and applied with repurchases made on the Repurchase Dates subsequent to the effective date of the Amended & Restated SRP. Under the Amended & Restated SRP, we only repurchased shares of common stock in connection with the death or qualifying disability (as defined in the Amended and Restated SRP) of a stockholder. Repurchases pursuant to the Amended and Restated SRP continued to be limited to $2,000,000 per quarter.

On March 3, 2020, in connection with the closing of the SIR Merger and the STAR III Merger, our board of directors amended our share repurchase plan to: (1) allow all stockholders to request repurchases (as opposed to death and disability only), (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $4,000,000 and (3) set the repurchase price in all instances (including death and disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. The $4,000,000 quarterly limit was first in effect on the repurchase date at April 30, 2020, with respect to repurchases for the three months ended March 31, 2020, but was limited to death and disability only. The Amended & Restated SRP was open to all repurchase requests beginning April 1, 2020.

On January 12, 2021, our board of directors amended our share repurchase plan to: (1) limit repurchase requests to death and qualifying disability only and (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $3,000,000. The Amendment will be in effect on the repurchase date at April 30, 2021, with respect to repurchases for the three months ending March 31, 2021. Share repurchase requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021). The current share repurchase price is $14.46 per share, which represents 93% of the most recently published estimated value per share of $15.55.

We are not obligated to repurchase shares of our common stock under the share repurchase plan. The share repurchase plan limits the number of shares to be repurchased in any calendar year to (1) the lessor of 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or any quarterly limit adopted by our board of directors and (2) those that could be funded from the net proceeds from the sale of shares under our distribution reinvestment plan in the prior calendar year, plus such additional funds as may be reserved for that purpose by our board of directors. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real estate assets. There is no fee in connection with a repurchase of shares of our common stock pursuant to our share repurchase plan.

We cannot guarantee that the funds set aside for the share repurchase plan will be sufficient to accommodate all repurchase requests made in any quarter. If we repurchase less than all of the shares subject to a repurchase request in any quarter, with respect to any shares which have not been repurchased, we will treat the shares that have not been repurchased as a request for repurchase in the following quarter pursuant to the limitations of the share repurchase plan and when sufficient funds are available, unless the stockholder withdraws the request for repurchase.

Our board of directors may, in its sole discretion, amend, suspend or terminate the share repurchase plan at any time upon 30 days’ notice to our stockholders if it determines that the funds available to fund the share repurchase plan are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase plan is in the best interest of our stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination or suspension of our share repurchase plan. The share repurchase plan will terminate in the event that a secondary market develops for our shares of common stock.

During the year ended December 31, 2020, we fulfilled repurchase requests and repurchased shares of our common stock pursuant to our share repurchase plan as follows:

	Total Number of Shares Requested to be Repurchased(1)	Total Number of Shares Repurchased	Average Price Paid per Share(2)(3)	Approximate Dollar Value of Shares Available That May Yet Be Repurchased Under the Program
January 2020	54,120	53,152	$15.00	(4)
February 2020	51,068	—	—	(4)
March 2020	43,861	—	—	(4)
April 2020	676,726	149,049	14.16	(4)
May 2020	1,396,982	—	—	(4)
June 2020	591,011	—	—	(4)
July 2020	794,050	282,483	14.16	(4)
August 2020	447,866	—	—	(4)
September 2020	326,992	—	—	(4)
October 2020	494,499	282,459	14.16	(4)
November 2020	250,231	—	—	(4)
December 2020	323,228	—	—	(4)

	5,450,634	767,143

(1)

We generally repurchase shares approximately 30 days following the end of the applicable quarter in which requests were received. At December 31, 2020, we had $4,000,000, representing 282,477 shares of outstanding and unfulfilled repurchase requests, all of which were fulfilled on January 29, 2021.

(2)	We currently repurchase shares at prices determined as follows: 93% of the most recently disclosed estimated value per share regardless of the holding period.
(3)	From inception through December 31, 2020, our share repurchases have been funded exclusively from the net proceeds we received from the sale of shares under our distribution reinvestment plan.
(4)

We are not obligated to repurchase shares of our common stock under the share repurchase plan. In no event will repurchases under the share repurchase plan exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the then- $2,000,000 limit for any quarter, which increased to the then- $4,000,000 beginning with April 30, 2020 repurchase date and set the repurchase price in all instances (ordinary and qualifying death or disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. Beginning with April 30, 2021 repurchase date, the amount of shares that can be repurchased in each quarter is limited to $3,000,000 and is only available to qualifying death or disability.

ITEM 6.	SELECTED FINANCIAL DATA

Not Applicable.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K. Also see “Cautionary Note Regarding Forward Looking Statements” preceding Part I.

This section of the Annual Report on Form 10-K generally discusses 2020 and 2019 items and year-to-year comparisons between 2020 and 2019. A discussion of the changes in our financial condition and results of operation for the years ended December 31, 2019 and 2018 has been omitted from this Annual Report on Form 10-K, but may be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020.

Overview

We were formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a REIT. As of December 31, 2020, we owned and managed a diverse portfolio of 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes. We may acquire additional multifamily properties or pursue multifamily development projects in the future. In addition to our focus on multifamily properties, we may also make selective strategic acquisitions of other types of commercial properties and real estate related assets.

COVID-19 Impact

We are carefully monitoring the ongoing COVID-19 pandemic and its impact on our business. During the three months ended June 30, 2020, we instituted payment plans for our residents that were experiencing hardship due to COVID-19, pursuant to our COVID-19 Payment Plan. Under the COVID-19 Payment Plan, we allowed qualifying residents to defer their rent, which is collected by us in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, we provided certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident failed to make payments pursuant to the COVID-19 Payment Plan, the concession was immediately terminated, and the qualifying resident was required to immediately repay the amount of the concession. We did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans. In the aggregate, approximately $1.7 million in rent billed was subject to the COVID-19 Payment Plan, with $139,993 still due as of December 31, 2020.

In January and February of 2021, we offered the Extension Plan that allows eligible residents to defer their rent, which is collected by us in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan. As of March 9, 2020, the number of qualifying residents who opted for the Extension Plan were 21 and approximately $32,000 in rent was subject to the Extension Plan.

During the three months ended September 30, 2020, we initiated our Debt Forgiveness Program for certain of our residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments. Pursuant to the Debt Forgiveness Program, we offered qualifying residents an opportunity to terminate the lease without being liable for any unpaid rent and penalties. We determined that accounts receivable related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in our reserve. In the aggregate, $298,576 of rent was written off as of December 31, 2020. As of December 31, 2020, approximately 55 of 381 residents that qualified for the Debt Forgiveness Program, vacated their apartment homes, terminating their lease resulting in the forgiveness and write off of their debt. We may in the future continue to offer various types of payment plans or rent relief depending on the ongoing impact of the COVID-19 pandemic.

During the three months ended December 31, 2020, we collected an average of approximately 96% in rent due pursuant to our leases. We collected approximately 97% and 96% in rent due pursuant to our leases during January 2021 and February 2021, respectively. We have reserved $2,245,067 of accounts receivable which we consider not probable of collection. Although the COVID-19 pandemic has not materially impacted our rent collections, the future impact of COVID-19 is still unknown.

We expect the significance of the COVID-19 pandemic, including the extent of its effect on our financial and operational results, to be dictated by, among other things, its duration, the success of efforts to contain it, availability and roll-out of a COVID-19 vaccine and the impact of actions taken in response. For instance, government action to provide substantial financial support could provide helpful mitigation for us; its ultimate impact, however, is not yet clear. While we are not able at this time to estimate the impact of the COVID-19 pandemic on our financial and operational results, it could be material.

Public Offering

On December 30, 2013, we commenced our initial public offering of up to 66,666,667 shares of common stock at an initial price of $15.00 per share and up to 7,017,544 shares of common stock pursuant to our distribution reinvestment plan at an initial price of $14.25 per share. On March 24, 2016, we terminated our initial public offering. As of March 24, 2016, we had sold 48,625,651 shares of common stock for gross offering proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $14,414,752. Following the termination of our initial public offering, we continue to offer shares of our common stock pursuant to our distribution reinvestment plan. As of December 31, 2020, we had sold 111,665,117 shares of common stock for gross offering proceeds of $1,718,029,727, including 8,035,037 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $120,300,569. Additionally, we issued 56,016,053 shares of common stock in connection with the Mergers.

On March 12, 2019, our board of directors determined an estimated value per share of our common stock of $15.84 as of December 31, 2018. On April 17, 2020, our board of directors determined an estimated value per share of our common stock of $15.23 as of March 6, 2020. On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a purchase price per share for the distribution reinvestment plan of $15.84, $15.23 and $15.55, effective April 1, 2019, May 1, 2020 and April 1, 2021, respectively.

Merger with Steadfast Income REIT, Inc. and Steadfast Apartment REIT III, Inc.

On March 6, 2020, we merged with SIR and STAR III in a series of stock-for-stock transactions and continued as the surviving entity. Through the Mergers, we acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of

1986, as amended, or the Internal Revenue Code. For more information on the Mergers, see Item 1 “Business—Merger with Steadfast Income REIT, Inc.” and “—Merger with Steadfast Apartment REIT III, Inc.”

Internalization Transaction

On August 31, 2020, we and the Current Operating Partnership entered into the Internalization Transaction with SRI, our former sponsor, which provided for the internalization of our external management functions provided by our Former Advisor and its affiliates. Prior to the closing of the Internalization Transaction, which took place contemporaneously with the execution of the Contribution & Purchase Agreement on the Closing, SIP, a California corporation, Steadfast REIT Services, Inc., a California corporation, and their respective affiliates owned and operated all of the assets necessary to operate as a self-managed company, and employed all the employees necessary to operate as a self-managed company.

Pursuant to the Contribution & Purchase Agreement, between us, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in SRSH and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in Cash Consideration, and (2) 6,155,613.92 in Class B OP Units, having the agreed value set forth in the Contribution & Purchase Agreement. In addition, we purchased all of our Class A convertible shares held by the Former Advisor for $1,000. As a result of the Internalization Transaction, we became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor and its affiliates by hiring the employees, who comprise the workforce necessary for our management and day-to-day real estate and accounting operations and the Current Operating Partnership. Additional information on the Internalization Transaction can be found on our Current Report in Form 8-K filed with the SEC on September 3, 2020. See also Note 3 (Internalization Transaction) to our consolidated financial statements in this annual report.

The Former Advisor

Prior to the Internalization Transaction, our business was externally managed by the Former Advisor pursuant to the Advisory Agreement. On August 31, 2020, prior to the Closing, we, the Former Advisor and the Current Operating Partnership entered into the Joinder Agreement pursuant to which the Current Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, the Former Advisor and the Company entered into the First Amendment to Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 will be paid in cash to the Former Advisor by the Current Operating Partnership. In connection with the Internalization Transaction, STAR REIT Services, LLC, our subsidiary, assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Current Operating Partnership

Substantially all of our business is conducted through the Current Operating Partnership. We are the sole general partner of the Current Operating Partnership. As a condition to the Closing, on August 31, 2020, we, as the general partner and parent of the Current Operating Partnership, SRI and VV&M entered into the Operating Partnership Agreement, to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued as the OP Unit Consideration.

The Operating Partnership Agreement provides that the Current Operating Partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Current Operating

Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Current Operating Partnership being taxed as a corporation, rather than as a disregarded entity.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2014. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Failing to qualify as a REIT could materially and adversely affect our net income and results of operations.

Market Outlook

The global COVID-19 pandemic and resulting shut down of large components of the U.S. economy created significant uncertainty and enhanced investment risk across many asset classes, including real estate. We expect that the disruptions in the U.S. economy as a result of COVID-19 could continue to have an adverse impact on our results of operations for 2021 as we expect to experience lower occupancies and higher default rates. The degree to which our business is impacted by the COVID-19 pandemic will depend on a number of variables, including access to testing and vaccines, the reimposition of “shelter in place” orders and the continuation in the spike of COVID-19 cases. It was recently announced that the U.S. economy contracted at an annualized rate of 4.8% and 31.4% in the first and second quarters of 2020, respectively, the steepest contraction since the last recession. Although the increase in unemployment has slowed, there is a concern over the potential impact of a variant strain of the virus. There is no assurance as to when and to what extent the U.S. economy will return to normalized growth.

While all property classes will be adversely impacted by the current economic downturn, we believe we are well-positioned to navigate this unprecedented period. We believe multifamily properties will be less adversely impacted than hospitality and retail properties, and our portfolio of moderate-income apartments should outperform other classes of multifamily properties. We also believe that long-run economic and demographic trends should benefit our existing portfolio. Home ownership rates should remain at near all-time lows given the current economic situation. Additionally, Millennials and Baby Boomers, the two largest demographic groups comprising roughly half of the total population in the United States, are expected to continue to increasingly choose rental housing over home ownership. Baby Boomers are downsizing their suburban homes and relocating to multifamily apartments while Millennials are renting multifamily apartments due to high levels of student debt and increased credit standards in order to qualify for a home mortgage. These factors should lead to mitigating the effects of the current economic downturn and continued growth as the economy recovers.

Our Real Estate Portfolio

As of December 31, 2020, we owned 69 multifamily apartment communities and three parcels of land held for the development of apartment homes. For more information on our real estate portfolio, See Item 1 “Business—Our Real Estate Portfolio.”

2020 Property Dispositions

Terrace Cove Apartment Homes

On August 28, 2014, we, through an indirect wholly-owned subsidiary, acquired Terrace Cove Apartment Homes, a multifamily property located in Austin, Texas, containing 304 apartment homes. The purchase price of Terrace Cove Apartment Homes was $23,500,000, exclusive of closing costs. On February 5, 2020, we sold Terrace Cove Apartment Homes for $33,875,000, resulting in a gain of $11,384,599, which includes reductions to the net book value of the property due to historical depreciation and amortization expense. The purchaser of Terrace Cove Apartment Homes is not affiliated with us or our Former Advisor.

Ansley at Princeton Lakes

On March 6, 2020, in connection with the STAR III Merger, we acquired Ansley at Princeton Lakes, a multifamily property located in Atlanta, Georgia, containing 306 apartment homes. The purchase price of Ansley at Princeton Lakes was $51,564,357, including closing costs. During the quarter ended June 30, 2020, we recorded an impairment charge of $1,770,471, as it was determined that the carrying value of Ansley at Princeton Lakes would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes for sale at a disposition price that was less than its carrying value. On September 30, 2020, we sold Ansley at Princeton Lakes for $49,500,000, resulting in a gain of $1,392,434, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The purchaser of Ansley at Princeton Lakes is not affiliated with us or our Former Advisor.

Montecito Apartments

On March 6, 2020, in connection with the SIR Merger, we acquired Montecito Apartments, a multifamily property located in Austin, Texas, containing 268 apartment homes. The purchase price of Montecito Apartments was $36,461,172, including closing costs. During the quarter ended June 30, 2020, we recorded an impairment charge of $3,269,466, as it was determined that the carrying value of Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Montecito Apartments for sale at a disposition price that was less than its carrying value. On October 29, 2020, we sold Montecito Apartments for $34,700,000, resulting in a gain of $1,699,349, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The purchaser of Montecito Apartments was not affiliated with us or our Former Advisor.

2020 Unconsolidated Joint Venture Disposition

On March 6, 2020, in connection with the SIR Merger, we acquired a 10% interest in BREIT Steadfast MF JV LP, which consisted of 20 multifamily properties with a total of 4,584 apartment homes. During the quarter ended June 30, 2020, we recognized an OTTI of $2,442,411. The OTTI was a result of us receiving an indication of value in connection with negotiating a sale of our joint venture interest at a disposition price that was less than the carrying value of the joint venture. On July 16, 2020, we sold our joint venture interest for $19,278,280 resulting in a gain on sale of $66,802.

Review of our Policies

Our board of directors, including our independent directors, has reviewed our policies described in this Annual Report on Form 10-K, including policies regarding our investments, leverage and conflicts of interest, and determined that the policies are in the best interests of our stockholders.

Liquidity and Capital Resources

We use secured borrowings, and intend to use in the future secured and unsecured borrowings. At December 31, 2020, our debt was approximately 57% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets, which generally approximates to 75% of the aggregate cost of our assets, though we may exceed this limit only under certain circumstances.

Our principal demand for funds will be to fund value-enhancement, a portion of development projects and other capital improvement projects, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs, other than asset acquisitions, from operations. Otherwise, we expect that our principal sources of working capital will include:

•	unrestricted cash balance, which was $258,198,326 as of December 31, 2020;

•	various forms of secured and unsecured financing;

•	equity capital from joint venture partners; and

•	proceeds from our distribution reinvestment plan.

Over the short term, we believe that our sources of capital, specifically our cash balances, cash flow from operations, our ability to raise equity capital from joint venture partners and our ability to obtain various forms of secured and unsecured financing will be adequate to meet our liquidity requirements and capital commitments.

Over the longer term, in addition to the same sources of capital we will rely on to meet our short-term liquidity requirements, we may also conduct additional public or private offerings of our securities, refinance debt or dispose of assets to fund our operating activities, debt service, distributions and future property acquisitions and development projects. We expect these resources will be adequate to fund our ongoing operating activities as well as providing capital for investment in future development and other joint ventures along with potential forward purchase commitments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. The magnitude and duration of the pandemic and its impact on our operations and liquidity has not materially adversely affected us as of the filing date of this annual report. To the extent that our residents continue to be impacted by the COVID-19 outbreak or by the other risks disclosed in this annual report, this could materially disrupt our business operations and liquidity.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 of our indirect wholly-owned subsidiaries entered into the MCFA with Berkeley Point Capital, LLC, or the Facility Lender, for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, we and the Facility Lender amended the MCFA to include Patina Flats at the Foundry and an unencumbered multifamily property owned by us as substitute collateral for three multifamily properties disposed of and released from the MCFA. We also increased our outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (i) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (ii) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (iii) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (iv) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless, in each case, the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. We paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid our Former Advisor a loan coordination fee of $3,061,855.

PNC Master Credit Facility

On June 17, 2020, seven of our indirect wholly-owned subsidiaries, each a “Borrower” and collectively, the “Facility Borrowers”, entered into the PNC MCFA with PNC Bank, National Association, or PNC Bank, for an aggregate principal amount of $158,340,000. The PNC MCFA provides for two tranches: (i) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (ii) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. We paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, we entered into a revolving credit loan facility, or the Revolver, with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances, each, a “Revolver Loan”, solely for the purpose of financing the costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension, as further described in the loan agreement. Advances made under the Revolver are secured by the Landings at Brentwood property.

We have the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread.

As of December 31, 2020 and 2019, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which is included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of December 31,
	2020	2019
Principal balance on MCFA, gross	$592,137,000	$551,669,000
Principal balance on PNC MCFA, gross	158,340,000	—
Deferred financing costs, net on MCFA(1)	(3,436,850)	(3,208,770)
Deferred financing costs, net on PNC MCFA(2)	(1,689,935)	—
Deferred financing costs, net on Revolver(3)	(487,329)	—

Credit facilities, net	$744,862,886	$548,460,230

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of December 31, 2020 and 2019, was $1,298,265 and $832,187, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of December 31, 2020 and 2019, was $99,283 and $0, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of December 31, 2020 and 2019, was $101,549 and $0, respectively.

Construction Loan

On October 16, 2019, we entered into an agreement with PNC Bank for a construction loan related to the development of Garrison Station, a development project in Murfreesboro, TN, in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest is at daily LIBOR plus 2.00%, which then reduces to the daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of their affiliates. As of December 31, 2020, the principal outstanding balance on the construction loan was $6,264,549. No amounts were outstanding on this construction loan at December 31, 2019.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, we assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. We recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

	Number of Instruments		Interest Rate Range		Principal Outstanding At Merger Date
Type		Maturity Date Range	Minimum	Maximum
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471

Assumed Principal Mortgage Notes Payable	29				$791,020,471

Cash Flows Provided by Operating Activities

During the year ended December 31, 2020, net cash provided by operating activities was $60,674,556, compared to $29,078,255 for the year ended December 31, 2019. The increase in our net cash provided by operating activities is primarily due to an increase in accounts payable and accrued liabilities, an increase in rental revenues from the acquisition of 40 multifamily properties, inclusive of 36 multifamily properties acquired in the Mergers, and a decrease in fees to affiliates compared to the same prior year period.

Cash Flows Provided by Investing Activities

During the year ended December 31, 2020, net cash provided by investing activities was $23,324,334, compared to $22,714,294 during the year ended December 31, 2019. The increase in net cash provided by investing activities was primarily due to the net proceeds received from the sale of three real estate properties and the investment in unconsolidated joint venture, and the increase in cash and restricted cash acquired in connection with the Mergers, net of transaction costs, partially offset by the acquisition of assets in connection with the Internalization Transaction, the acquisition of four multifamily properties and the acquisition of two parcels of land held for the development of apartment homes during the year ended December 31, 2020, compared to the same prior year period. Net cash provided by investing activities during the year ended December 31, 2020, consisted of the following:

•	$98,283,732 of cash and restricted cash acquired in Mergers, net of transaction costs;

•	$29,486,646 of cash used for the acquisition of assets in connection with the Internalization Transaction;

•	$120,535,683 of cash used for the acquisition of real estate investments;

•	$14,321,851 of cash used for the acquisition of real estate held for development;

•	$30,282,525 of cash used for improvements to real estate investments;

•	$14,142,803 of cash used for additions to real estate held for development;

•	$1,500,100 of cash used for escrow deposits for real estate acquisitions;

•	$67,000 of cash used for interest rate cap agreements;

•	$114,723,564 of net proceeds from the sale of real estate investments;

•	$19,022,280 of net proceeds from the sale of our investment in unconsolidated joint venture;

•	$1,545,066 of cash provided by proceeds from insurance claims; and

•	$86,300 of net cash provided by the investment in an unconsolidated joint venture.

Cash Flows Provided by Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $64,658,745, compared to $24,008,347 during the year ended December 31, 2019. The increase in net cash provided by financing activities was primarily due to proceeds received from borrowing on the MCFA and PNC MCFA and a decrease in payments on our mortgage notes payable during the year ended December 31, 2020, compared to the year ended December 31, 2019, partially offset by an increase in payment of deferred financing costs, a decrease in proceeds from issuance of mortgage notes payable and an increase in distributions paid to common stockholders due to the Mergers during the year ended December 31, 2020, compared to the same prior year period. Net cash provided by financing activities during the year ended December 31, 2020, consisted of the following:

•	$198,808,000 of proceeds received from borrowings on our MCFA and PNC MCFA;

•

$56,558,901 of net cash used to pay for principal payments on mortgage notes payable of $55,745,637, deferred financing costs of $6,753,413 and payment of debt extinguishment costs of $324,400, net of proceeds from the issuance of mortgage notes payable of $6,264,549;

•	$50,063 of payments of commissions on sales of common stock;

•	$1,000 of cash paid for the repurchase of Class A convertible stock held by our Former Advisor;

•	$66,631,465 of net cash distributions to our stockholders, after giving effect to distributions reinvested by stockholders of $21,173,094; and

•	$10,907,826 of cash paid for the repurchase of common stock.

We use secured debt, and intend to use in the future secured and unsecured debt. We believe that the careful use of borrowings will help us achieve our diversification goals and potentially enhance the returns on our investments. At December 31, 2020, our debt was approximately 57% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of our net assets, which generally approximates to 75% of the aggregate cost of our assets unless such excess is approved by a majority of the independent directors and disclosed to stockholders, along with a justification for such excess, in our next quarterly report. In such event, we will monitor our debt levels and take action to reduce any such excess as practicable. Our aggregate borrowings are reviewed by our board of directors at least quarterly. As of December 31, 2020, our aggregate borrowings were not in excess of 300% of the value of our net assets.

As of December 31, 2020, we had indebtedness totaling $2,129,245,671, comprised of an aggregate principal amount of $2,137,806,892 and net deferred financing costs of $12,370,955 and net premiums and discounts of $3,809,734. The following is a summary of our contractual obligations as of December 31, 2020:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments on outstanding debt obligations(1)	$617,675,273	$80,428,938	$156,886,217	$145,832,427	$234,527,691
Principal payments on outstanding debt obligations(2)	2,137,806,892	8,724,823	101,754,935	255,736,644	1,771,590,490

Total	$2,755,482,165	$89,153,761	$258,641,152	$401,569,071	$2,006,118,181

(1)

Scheduled interest payments on outstanding debt obligations are based on the outstanding principal amounts and interest rates in effect at December 31, 2020. We incurred interest expense of $75,171,052 during the year ended December 31, 2020, including amortization of deferred financing costs totaling $1,948,437, net unrealized loss from the change in fair value of interest rate cap agreements of $65,391, amortization of net loan premiums and discounts of $(1,393,673) and costs associated with the refinancing of debt of $42,881, net of capitalized interest of $807,345, imputed interest on the finance lease portion of the sublease of $175 and line of credit commitment fees of $65,953. The capitalized interest is included in real estate on the consolidated balance sheets.

(2)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude net deferred financing costs and any loan premiums or discounts associated with certain notes payable.

Our debt obligations contain customary financial and non-financial debt covenants. As of December 31, 2020 and 2019, we were in compliance with all debt covenants.

Results of Operations

Overview

The discussion that follows is based on our consolidated results of operations for the years ended December 31, 2020 and 2019. The ability to compare one period to another is primarily affected by (1) the net increase of 40 multifamily properties, inclusive of 36 multifamily properties acquired in the Mergers and the disposition of three multifamily properties since December 31, 2019 and (2) the closing of the Internalization Transaction. The number of multifamily properties wholly-owned by us increased to 69 as of December 31, 2020, from 32 as of December 31, 2019. As of December 31, 2020, we owned 69 multifamily properties and three parcels of land held for the development of apartment homes. Our results of operations were also affected by our value-enhancement activity completed through December 31, 2020.

Our results of operations for the years ended December 31, 2020 and 2019, are not indicative of those expected in future periods. We continued to perform value-enhancement projects, which may have an impact on our future results of operations. As a result of the Internalization Transaction, we are now a self-managed REIT and no longer bear the costs of the various fees and expense reimbursements previously paid to our Former Advisor and its affiliates. However, our expenses include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by our Former Advisor and its affiliates. Due to the outbreak of COVID-19 in the U.S. and globally, our residents’ ability to pay rent has been impacted, which in turn could impact our future revenues and expenses. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information, which may emerge concerning the severity of “future waves” of COVID-19 outbreaks, the success of actions taken to contain or treat COVID-19, access to testing and vaccines, the reimposition of “shelter in place” orders, and reactions by consumers, companies, governmental entities and capital markets.

To provide additional insight into our operating results, we are also providing a detailed analysis of same-store versus non-same-store net operating income, or NOI. For more information on NOI and a reconciliation of NOI (a non-GAAP financial measure) to net loss, see “—Net Operating Income.”

Consolidated Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes the consolidated results of operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,		Change $	Change %	$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2020	2019
Total revenues	$300,101,159	$173,535,679	$126,565,480	73%	$122,905,367	$3,660,113
Operating, maintenance and management	(75,522,476)	(43,473,179)	(32,049,297)	(74)%	(31,762,076)	(287,221)
Real estate taxes and insurance	(47,892,607)	(25,152,761)	(22,739,846)	(90)%	(22,000,499)	(739,347)
Fees to affiliates	(30,776,594)	(25,861,578)	(4,915,016)	(19)%	(11,538,832)	6,623,816
Depreciation and amortization	(162,978,734)	(73,781,883)	(89,196,851)	(121)%	(87,986,854)	(1,209,997)
Interest expense	(75,171,052)	(49,273,750)	(25,897,302)	(53)%	(28,259,485)	2,362,183
General and administrative expenses	(32,025,347)	(7,440,680)	(24,584,667)	(330)%	(563,181)	(24,021,486)
Impairment of real estate	(5,039,937)	—	(5,039,937)	(100)%	(5,039,937)	—
Gain on sales of real estate, net	14,476,382	11,651,565	2,824,817	24%	2,824,817	—
Interest income	678,624	865,833	(187,209)	(22)%	83,537	(270,746)
Insurance proceeds in excess of losses incurred	37,848	448,047	(410,199)	(92)%	(172,648)	(237,551)
Equity in loss from unconsolidated joint venture	(3,020,111)	—	(3,020,111)	(100)%	(3,020,111)	—
Fees and other income from affiliates	1,796,610	—	1,796,610	100%	—	1,796,610
Loss on debt extinguishment	(191,377)	(41,609)	(149,768)	(360)%	(191,377)	41,609

Net loss	$(115,527,612)	$(38,524,316)	$(77,003,296)	(200)%

NOI(3)	$167,962,680	$96,636,421	$71,326,259	74%

FFO(4)	$41,430,905	$23,604,194	$17,826,711	76%

MFFO(4)	$49,629,125	$25,378,778	$24,250,347	96%

(1)

Represents the favorable (unfavorable) dollar amount change for the year ended December 31, 2020, compared to the year ended December 31, 2019, related to multifamily properties acquired or disposed of on or after January 1, 2019.

(2)

Represents the favorable (unfavorable) dollar amount change for the year ended December 31, 2020, compared to the year ended December 31, 2019, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

(3)

NOI is a non-GAAP financial measure used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings. However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of our properties and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs, all of which are significant economic costs. For additional information on how we calculate NOI and a reconciliation of NOI to net loss, see “—Net Operating Income.”

(4)

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. Additionally, we use modified funds from operations, or MFFO, as defined by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or IPA, as a supplemental measure to evaluate our operating performance. MFFO is based on FFO but includes certain adjustments we believe are necessary due to changes in accounting and reporting under GAAP since the establishment of FFO. Neither FFO nor MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of liquidity. For additional information on how we calculate FFO and MFFO and a reconciliation of FFO and MFFO to net loss, see “—Funds From Operations and Modified Funds From Operations.”

Net loss

For the year ended December 31, 2020, we had a net loss of $115,527,612 compared to $38,524,316 for the year ended December 31, 2019. The increase in net loss of $77,003,296 over the comparable prior year period was primarily due to the Mergers and Internalization Transaction that resulted in an increase in operating, maintenance and management expenses of $32,049,297, an increase in real estate taxes and insurance of $22,739,846, an increase in fees to affiliates of $4,915,016, an increase in depreciation and amortization expense of $89,196,851, an increase in interest expense of $25,897,302, an increase in general and administrative expenses of $24,584,667, an increase in impairment of real estate of $5,039,937, a decrease in interest income of $187,209, an increase in equity in loss from unconsolidated joint venture of $3,020,111 and an increase in loss on debt extinguishment of $149,768, partially offset by an increase in total revenues of $126,565,480, an increase in gain on sales of real estate, net of $2,824,817, an increase in insurance proceeds in excess of losses incurred of $410,199 and an increase in fees and other income from affiliates of $1,796,610.

Total revenues

Total revenues were $300,101,159 for the year ended December 31, 2020, compared to $173,535,679 for the year ended December 31, 2019. The increase of $126,565,480 was primarily due to the increase in total revenues of $122,905,367 as a result of the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced an increase of $3,660,113 in total revenues at the multifamily properties held throughout both periods as a result of ordinary monthly rent increases, an increase in our average monthly occupancy and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses were $75,522,476 for the year ended December 31, 2020, compared to $43,473,179 for the year ended December 31, 2019. The increase of $32,049,297 was primarily due to the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced a decrease of $287,221 in operating, maintenance and management expenses at the multifamily properties held throughout both periods primarily due to the decrease in reimbursements to affiliates as a result of the Internalization Transaction.

Real estate taxes and insurance

Real estate taxes and insurance expenses were $47,892,607 for the year ended December 31, 2020, compared to $25,152,761 for the year ended December 31, 2019. The increase of $22,739,846 was primarily due to the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced an increase of $739,347 in real estate taxes and insurance expenses at the multifamily properties held throughout both periods.

Fees to affiliates

Fees to affiliates were $30,776,594 for the year ended December 31, 2020, compared to $25,861,578 for the year ended December 31, 2019. The increase of $4,915,016 was primarily due to an increase in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel during the year ended December 31, 2020, primarily as a result of the increase in the number of properties in our portfolio subsequent to December 31, 2019. We expect these amounts to decrease in future periods as a result of costs savings in connection with the Internalization Transaction.

Depreciation and amortization

Depreciation and amortization expenses were $162,978,734 for the year ended December 31, 2020, compared to $73,781,883 for the year ended December 31, 2019. The increase of $89,196,851 was primarily due to the net increase in depreciable assets of $1,493,091,796, including the increase in tenant origination and absorption costs of $1,752,793 subsequent to December 31, 2019, as a result of the increase in the number of properties in our portfolio subsequent to December 31, 2019. In addition, we experienced an increase of $1,209,997 in depreciation expenses at the properties held throughout both periods. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the year ended December 31, 2020, was $75,171,052 compared to $49,273,750 for the year ended December 31, 2019. The increase of $25,897,302 was primarily due to the increase in the notes payable, net, of $1,020,686,626 since December 31, 2019. The increase in notes payable, net consists of the following: (1) $791,020,471 that relates to the assumption of notes payable pursuant to the Mergers, (2) $81,315,122 that relates to the debt assumed on the acquisitions of two multifamily properties subsequent to December 31, 2019, (3) $198,808,000 that relates to the increase in borrowings pursuant to the MCFA and PNC MCFA subsequent to December 31, 2019, (4) $6,264,549 that relates to proceeds from the issuance of mortgage notes payable during the year ended December 31, 2020, and (5) $3,809,734 that relates to debt premiums, net of accumulated amortization and debt discounts, net of accretion, offset by a decrease in notes payable, net consisting of the following: (1) $4,485,637 that relates to the payment of principal on existing debt since December 31, 2019, (2) $51,260,000 that relates to the payoff of principal debt in connection with the sale of real estate assets during the year ended December 31, 2020, and (3) $4,785,613 that relates to deferred financing costs, net of accumulated amortization subsequent to December 31, 2019.

Included in interest expense is the amortization of deferred financing costs of $1,948,437, net, unrealized loss on derivative instruments of $65,391, amortization of net debt premiums of $(1,393,673), interest on capital leases of $175, closing costs associated with the refinancing of debt of $42,881, credit facility commitment fees of $65,953, net of capitalized interest of $807,345, for the year ended December 31, 2020. The capitalized interest is included in real estate held for development on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020, were $32,025,347 compared to $7,440,680 for the year ended December 31, 2019. These general and administrative expenses consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $24,584,667 was primarily due to an increase of $24,021,486 in general and administrative expenses due to legal costs and professional services fees incurred in connection with the Internalization Transaction and payroll costs for the acquired personnel as a result of the Internalization Transaction. In addition, we experienced an increase of $563,181 in general and administrative costs due to the increase in the number of properties in our portfolio subsequent to December 31, 2019.

Impairment of real estate assets

Impairment charges of real estate assets for the year ended December 31, 2020, were $5,039,937 compared to $0 for the year ended December 31, 2019. The impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the six months ended June 30, 2020. See Note 4 (Real Estate) to our consolidated financial statements in this annual report for details.

Gain on sales of real estate

Gain on sales of real estate for the year ended December 31, 2020, was $14,476,382 compared to $11,651,565 for the year ended December 31, 2019. The gain on sale of real estate consisted of the gain recognized on the disposition of three multifamily properties during the year ended December 31, 2020, compared to the disposition of two multifamily properties during the year ended December 31, 2019. Our gain on sale of real estate in future periods will vary based on the opportunity to sell properties and real estate-related investments.

Interest income

Interest income for the year ended December 31, 2020, was $678,624 compared to $865,833 for the year ended December 31, 2019. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the year ended December 31, 2020, was $37,848 compared to $448,047 for the year ended December 31, 2019. The increase of $410,199 was primarily due to storm damage incurred at two of our multifamily properties located in Tennessee as a result of strong wind storms.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the year ended December 31, 2020, was $3,020,111 compared to $0 for the year ended December 31, 2019. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture was accounted for as an unconsolidated joint venture under the equity method of accounting. During the quarter ended June 30, 2020, we determined that our investment in the joint venture was OTTI due to the decrease in the fair value of the joint venture as evidenced by the cash consideration agreed upon pursuant to an agreement to sell the joint venture on July 16, 2020. In the quarter ended June 30, 2020, we recorded an OTTI of $2,442,411. See Note 5 (Investment in Unconsolidated Joint Venture) to our condensed consolidated unaudited financial statements in this annual report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the year ended December 31, 2020, was $1,796,610 compared to $0 for the year ended December 31, 2019. The increase of $1,796,610 was due to income earned pursuant to the SRI Property Management Agreements and Transition Services Agreement entered into in connection with the Internalization Transaction. See Item 13. “Certain Relationships and Related Transactions and Director Independence.”

Loss on debt extinguishment

Loss on debt extinguishment for the year ended December 31, 2020, was $191,377 compared to $41,609 for the year ended December 31, 2019. The expenses incurred during the year ended December 31, 2020 consisted of prepayment penalty and the expenses of the unamortized deferred financing costs related to the repayment and extinguishment of the debt in connection with the sale of two multifamily properties during the year ended December 31, 2020. The loss on debt extinguishment will vary in future periods if we repay the remaining outstanding principal prior to the scheduled maturity dates of the notes payable.

For information on our results of operations for the year ended December 31, 2019, compared to the year ended December 31, 2018, see our Annual Report on Form 10-K for the fiscal year filed with the SEC on March 12, 2020.

Property Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

For purposes of evaluating comparative operating performance for the year, we categorize our properties as “same-store” or “non-same-store.” A “same-store” property is a property that was owned at January 1, 2019. A “non-same-store” property is a property that was acquired, placed into service or disposed of after January 1, 2019. As of December 31, 2020, 31 properties were categorized as same-store properties.

The following table presents the same-store and non-same-store results from operations for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,		Change $	Change %
	2020	2019
Same-store properties:
Revenues	$168,177,984	$164,517,871	$3,660,113	2.2%
Operating expenses(1)	71,116,202	71,952,347	(836,145)	(1.2)%

Net operating income	97,061,782	92,565,524	4,496,258	4.9%

Non-same-store properties:
Net operating income	70,900,898	4,070,897	66,830,001

Total net operating income(2)	$167,962,680	$96,636,421	$71,326,259

(1)	Same-store expenses include operating, maintenance and management expenses, real estate taxes and insurance, certain fees to affiliates and property-level general and administrative expenses.
(2)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.

Net Operating Income

Same-store net operating income for the year ended December 31, 2020, was $97,061,782 compared to $92,565,524 for the year ended December 31, 2019. The 4.9% increase in same-store net operating income was a result of a 2.2% increase in same-store rental revenues and a 1.2% decrease in same-store operating expenses.

Revenues

Same-store revenues for the year ended December 31, 2020, were $168,177,984 compared to $164,517,871 for the year ended December 31, 2019. The 2.2% increase in same-store revenues was primarily due to the increase in same-store occupancy from 94.6% for the same-store properties as of December 31, 2019 to 95.4% as of December 31, 2020.

Operating Expenses

Same-store operating expenses for the year ended December 31, 2020, were $71,116,202 compared to $71,952,347 for the year ended December 31, 2019. The decrease in same-store operating expenses was primarily attributable to a net decrease in affiliate management fees as a result of the Internalization Transaction and, to a lesser extent, the net decrease in property-level general and administrative costs, marketing and turnover expenses, partially offset by an increase in property taxes, insurance and utility costs across the same-store properties.

Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties, to determine trends in earnings and to compute the fair value of our properties as it is not affected by (1) the cost of funds, (2) acquisition costs as applicable, (3) non-operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (5) general and administrative expenses (including excess property insurance) and non-operating other gains and losses that are specific to us or (6) impairment of real estate assets or other investments. The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner.

Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income (loss) is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs as applicable, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, impairment charges and non-operating other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “—Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

The following is a reconciliation of our NOI to net loss for the three months ended December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 computed in accordance with GAAP:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2020	2019	2020	2019	2018
Net loss	$(15,027,111)	$(3,782,227)	$(115,527,612)	$(38,524,316)	$(49,100,346)
Fees to affiliates(1)	—	4,520,353	21,143,650	17,588,260	19,305,780
Depreciation and amortization	33,382,467	18,351,478	162,978,734	73,781,883	70,993,280
Interest expense	20,436,620	12,311,696	75,171,052	49,273,750	44,374,484
(Gain) loss on debt extinguishment	(430,074)	—	191,377	41,609	4,975,497
General and administrative expenses	12,555,254	1,559,402	32,025,347	7,440,680	6,386,131
Gain on sales of real estate	(1,699,349)	(8,322,487)	(14,476,382)	(11,651,565)	—
Other losses (gains)(2)	73,294	(329,568)	(716,472)	(1,313,880)[1]	(473,195)
Adjustments for investment in unconsolidated joint venture(3)	—	—	1,816,220	—	—
Other-than-temporary impairment of investment in unconsolidated joint venture(4)	—	—	2,442,411	—	—
Impairment of real estate(5)	—	—	5,039,937	—	—
Fees and other income from affiliates(6)	(1,406,511)	—	(1,796,610)	—	—
Property-level workers’ comp expenses(7)	(289,850)	—	(351,089)	—	—
Affiliated rental revenue(8)	16,144	—	22,117	—	—

Net operating income	$47,610,884	$24,308,647	$167,962,680	$96,636,421	$96,461,631

(1)

Fees to affiliates for the three months ended December 31, 2020 and 2019 exclude property management fees of $5,585 and $1,260,797 and other reimbursements of $184,665 and $831,519, respectively, that are included in NOI. Fees to affiliates for the years ended December 31, 2020, 2019 and 2018 exclude property management fees of $5,490,053, $5,016,845 and $4,886,436 and other reimbursements of $4,142,891, $3,256,473 and $1,784,010, respectively, that are included in NOI.

(2)

Other losses (gains) for the three months ended December 31, 2020 and 2019 and the years ended December 31, 2020, 2019 and 2018 include non-recurring insurance claim recoveries and interest income that are not included in NOI.

(3)

Reflects adjustment to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to NOI for our equity investment in the unconsolidated joint venture, which principally consists of depreciation, amortization and interest expense incurred by the joint venture as well as the amortization of outside basis difference. The adjustment for investment in unconsolidated joint venture also includes a gain on sale of the investment in unconsolidated joint venture of $66,802 for the year ended December 31, 2020.

(4)

Reflects adjustment to add back OTTI of $2,442,411 during the year ended December 31, 2020 related to our investment in the joint venture driven by a decrease in the fair value of the underlying depreciable real estate held by the joint venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in the annual report for details.

(5)

Reflects adjustments to add back impairment charges during the year ended December 31, 2020 related to two of our real estate assets. See Note 4 (Real Estate) to our consolidated financial statements in the annual report for details.

(6)

Reflects adjustment to add back income earned pursuant to a transition services agreement with SIP, or as amended, the Transition Services Agreement, and property management agreements between SRS and affiliates of SIP, or each, a Property Management Agreement, entered into in connection with the Internalization Transaction.

(7)	Reflects adjustment related to workers’ compensation expenses incurred by the properties.
(8)	Reflects adjustment to add back rental revenue earned from a consolidated entity following the Internalization Transaction that represent intercompany transactions eliminated in consolidation.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT, an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. According to the White Paper, while the majority of equity REITs measure FFO in accordance with NAREIT’s definition, there are variations in the securities to which the reported NAREIT-defined FFO applies (e.g., all equity securities, all common shares, all common shares less shares held by non-controlling interests). While each of these metrics may represent FFO as defined by NAREIT, accurate labeling with respect to applicable securities is important, particularly as it relates to the labelling of the FFO metric and in the reconciliation of GAAP net income (loss) to FFO.

In calculating FFO, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. We adopted Accounting Standards Update, or ASU, 2016-02, Leases, or ASU 2016-02 on January 1, 2019, which requires us, as a lessee, to recognize a liability for obligations under a lease contract and a right-of-use asset. ASU 2017-01 now forms part of Accounting Standards Codification, or ASC 805, Business Combinations, or ASC 805. The carrying amount of the right-of-use asset is amortized over the term of the lease. Because we have no ownership rights (current or residual) in the underlying asset, NAREIT concluded that the amortization of the right-of-use asset should not be added back to GAAP net income (loss) in calculating FFO. This amortization expense is included in FFO. The White Paper also states that non-real estate depreciation and amortization such as computer software, company office improvements, furniture and fixtures, and other items commonly found in other industries are required to be recognized as expenses by GAAP in the calculation of net income and, similarly, should be included in FFO.

However, FFO, and MFFO as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.

Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that are not capitalized, as discussed below, and affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. We do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above, except with respect to certain acquisition fees and expenses as discussed below. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Historically under GAAP, acquisition fees and expenses were characterized as operating expenses in determining operating net income. However, following the publication of ASU 2017-01, which now forms part of ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. Prior to the completion of the Internalization Transaction, these expenses were paid in cash by us. All paid acquisition fees and expenses had negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties were generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, was the key operational feature of our business plan to generate operational income and cash flow to fund distributions to its stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs with varying targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed

REITs, such as defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, that are not capitalized, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO is presented in the following table for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
Reconciliation of net loss to MFFO:
Net loss	$(115,527,612)	$(38,524,316)	$(49,100,346)
Depreciation of real estate assets	121,839,067	73,780,075	70,993,280
Amortization of lease-related costs(1)	40,840,580	—	—
Gain on sales of real estate, net	(14,476,382)	(11,651,565)	—
Impairment of real estate(2)	5,039,937	—	—
Other-than-temporary impairment of investment in unconsolidated joint venture(3)	2,442,411	—	—
Adjustments for investment in unconsolidated joint venture(4)	1,272,904	—	—

FFO	41,430,905	23,604,194	21,892,934
Acquisition fees and expenses(5)(6)	7,947,389	1,507,338	858,712
Unrealized loss (gain) on derivative instruments	65,391	225,637	(87,160)
Realized gain on derivative instruments	—	—	(270,000)
Loss on debt extinguishment	191,377	41,609	4,975,497
Amortization of below market leases	(5,937)	—	—

MFFO	$49,629,125	$25,378,778	$27,369,983

FFO per share—basic and diluted	$0.42	$0.45	$0.43
MFFO per share—basic and diluted	0.50	0.49	0.53
Loss per common share—basic and diluted	(1.15)	(0.74)	(0.96)
Weighted average number of common shares outstanding, basic and diluted	99,264,851	52,204,410	51,312,947

(1)

Amortization of lease-related costs for the years ended December 31, 2020, 2019 and 2018 exclude amortization of operating lease right-of-use assets of $10,212, $1,808 and $0, respectively, and the amortization of Property Management Agreements acquired in connection with the Internalization Transaction of $275,748, $0 and $0, respectively, that is included in FFO, respectively.

(2)

Reflects adjustments to add back impairment charges in the year ended December 31, 2020 related to two of our real estate assets. See Note 4 (Real Estate) to our consolidated financial statements in this annual report for details.

(3)

Reflects adjustments to add back OTTI in the year ended December 31, 2020 related to our investment in the joint venture driven by a decrease in the fair value of the underlying depreciable real estate held by the joint venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this annual report for details.

(4)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to FFO for our equity investment in the unconsolidated joint venture, which principally consisted of depreciation and amortization incurred by the joint venture as well as the amortization of outside basis difference and a gain on sale of the investment in unconsolidated joint venture of $66,802 for the year ended December 31, 2020.

(5)

By excluding expensed acquisition costs that are not capitalized, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Former Advisor or third parties. Historically under GAAP, acquisition fees and expenses were considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. Following the publication of ASU 2017-01, which now forms part of ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to its stockholders.

(6)

Acquisition fees and expenses for the years ended December 31, 2020, 2019 and 2018 include acquisition expenses of $7,947,389, $1,507,338 and $858,712, respectively, that did not meet the criteria for capitalization under ASU 2017-01, which now forms part of ASC 805, and were recorded in general and administrative expenses in the accompanying consolidated statements of operations. These expenses largely pertained to the internalization of management and to a lesser extent, the then-proposed Mergers and were incurred and expensed through the date of the Merger Agreements. Upon signing the Merger Agreements, merger related acquisition expenses met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets thereby not impacting MFFO. Also included in expensed acquisition expenses are acquisition expenses related to real estate projects that did not come to fruition.

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Inflation

Substantially all of our multifamily property leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally will minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore will expose us to the effects of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter term leases.

With respect to other commercial properties, we expect in the future to include provisions in our leases designed to protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance.

As of December 31, 2020, we had not entered into any material leases as a lessee, except for a sub-lease entered into in connection with the Internalization Transaction on September 1, 2020. See Item 13. “Certain Relationships and Related Transactions, and Director Independence.”

REIT Compliance

To continue to qualify as a REIT for tax purposes, we are required to distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP) to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We monitor the operations and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following the year we initially elected to be taxed as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates.

Distributions

Our board of directors has declared daily distributions that are paid on a monthly basis. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. We may declare distributions in excess of our funds from operations. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our REIT taxable income each year.

For fiscal years 2020 and 2019, distributions declared (1) accrued daily to our stockholders of record as of the close of business on each day, (2) were payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month and (3) were calculated at a rate of $0.002459 and $0.002466 per share per day during the years ended December 31, 2020 and 2019, respectively, which if paid each day over a 366-day period and 365-day period, respectively, is equivalent to $0.90 per share.

The distributions declared and paid for the four fiscal quarters of 2020, along with the amount of distributions reinvested pursuant to our distribution reinvestment plan, were as follows:

			Distributions Paid(3)			Sources of Distributions Paid		Net Cash Provided by Operating Activities
Period	Distributions Declared(1)	Distributions Declared Per Share(1)(2)	Cash	Reinvested	Total	Cash Flow From Operations	Funds Equal to Amounts Reinvested in our Distribution Reinvestment Plan
First Quarter 2020	$15,391,533	$0.224	$6,716,712	$5,084,155	$11,800,867	$5,191,753	$6,609,114	$5,191,753
Second Quarter 2020	24,588,408	0.224	19,313,315	5,399,458	24,712,773	20,875,797	3,836,976	20,875,797
Third Quarter 2020	25,490,638	0.226	19,712,608	5,373,636	25,086,244	16,117,777	8,968,467	16,117,777
Fourth Quarter 2020	26,499,980	0.226	20,888,830	5,315,845	26,204,675	18,489,229	7,715,446	18,489,229

	$91,970,559	$0.900	$66,631,465	$21,173,094	$87,804,559	$60,674,556	$27,130,003	$60,674,556

(1)

Distributions during the year ended December 31, 2020 were based on daily record dates and calculated at a rate of $0.002459 per share per day. On January 12, 2021, our board of directors determined to reduce the distribution rate to $0.001438 per share per day commencing on February 1, 2021 and ending February 28, 2021, which was extended through April 30, 2021, and which if paid each day over a 365-day period is equivalent to $0.525 per share.

(2)	Assumes each share was issued and outstanding each day during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately three days following month end.

For the year ended December 31, 2020, we paid aggregate distributions of $87,804,559, including $66,631,465 of distributions paid in cash and 1,372,828 shares of our common stock issued pursuant to our distribution reinvestment plan for $21,173,094. For the year ended December 31, 2020, our net loss was $115,527,612, we had FFO of $41,430,905 and net cash provided by operations of $60,674,556. For the year ended December 31, 2020, we funded $60,674,556, or 69%, of total distributions paid, including shares issued pursuant to our distribution reinvestment plan, from net cash provided by operating activities and $27,130,003, or 31%, from funds equal to amounts reinvested in our distribution reinvestment plan. Since inception, of the $286,397,059 in total distributions paid through December 31, 2020, including shares issued pursuant to our distribution reinvestment plan, 70% of such amounts were funded from cash flow from operations, 20% were funded from funds equal to amounts reinvested in our distribution reinvestment plan and 10% were funded from net public offering proceeds. For information on how we calculate FFO and the reconciliation of FFO to net loss, see “—Funds from Operations and Modified Funds from Operations.”

Our long-term policy is to pay distributions solely from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings or offering proceeds. We have not established a limit on the amount of proceeds we may use from sources other than cash flow from operations to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. The magnitude and duration of the pandemic and its impact on our operations and liquidity has not materially adversely affected us as of the filing date of this annual report. However, if the outbreak continues, such impacts could grow and become material. Our operations could be materially negatively affected if the pandemic is prolonged, which could adversely affect our operating results and therefore our ability to pay our distributions.

Related-Party Transactions and Agreements

We have entered into agreements with SRI and its affiliates, including the Internalization Transaction, whereby we paid certain fees to, or reimbursed certain expenses of, paid other consideration to and will be paid certain fees for the performance of services provided to our Former Advisor or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Item 13. “Certain Relationships and Related Transactions, and Director Independence” and Note 10 (Related Party Arrangements) to the consolidated financial statements included in this annual report for a discussion of the various related-party transactions, agreements and fees.

Critical Accounting Policies

The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. This discussion of our critical accounting policies is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions, and judgments. There have been no significant changes to our accounting policies during the period covered by this report, except as discussed in Note 2 (Summary of Significant Accounting Policies) to our consolidated financial statements in this annual report.

Real Estate Assets

Upon the acquisition of real estate properties, we evaluate whether the acquisition is a business combination or an asset acquisition under ASC 805, Business Combinations, or ASC 805. For both business combinations and asset acquisitions we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, we capitalize transaction costs and allocate the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, we expense transaction costs incurred and allocate the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions, resident improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Real Estate Assets

We account for our real estate assets in accordance with ASC 360, Property, Plant and Equipment, or ASC 360. ASC 360 requires us to continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, we may have to record an impairment to reduce the net book value of such individual asset. We continue to monitor events in connection with the recent outbreak of the COVID-19 pandemic and evaluate any potential indicators that could suggest that the carrying value of our real estate investments and related intangible assets and liabilities may not be recoverable.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that we do not own in an entity that is consolidated. Our noncontrolling interests are comprised of Class A-2 operating partnership units, or Class A-2 OP Units, in STAR III OP, our then- indirect subsidiary, which has now merged with and into the Current Operating Partnership, pursuant to the OP Merger described in Note 1 (Organization and Business), and Class B operating partnership units, or Class B OP Units, in SIR OP, now known as the Current Operating Partnership. We account for noncontrolling interests in accordance with ASC 810, Consolidation, or ASC 810. In accordance with ASC 810, we report noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity, or ASC 480, noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of December 31, 2020 and 2019, our noncontrolling interests qualified as permanent equity in the accompanying consolidated balance sheets and had a carrying value of $104,322,659 and $0, respectively. For more information on the Company’s noncontrolling interest, see Note 9 (Noncontrolling Interest) to our consolidated financial statements in this annual report for details.

Investments in Unconsolidated Joint Ventures

We account for investments in unconsolidated joint venture entities in which we may exercise significant influence over, but do not control, using the equity method of accounting. Under the equity method, the investment is initially recorded at cost including an outside basis difference, which represents the difference between the purchase price we paid for our investment in the joint venture and the book value of our equity in the joint venture, and subsequently adjusts it to reflect additional contributions or distributions, our proportionate share of equity in the joint venture’s earnings (loss) and amortization of the outside basis difference. We recognize our proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in earnings (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, we evaluate our investment in an unconsolidated joint venture for other-than-temporary impairments. We recorded an OTTI, on our investment in unconsolidated joint venture during the year ended December 31, 2020. No OTTI was recorded in the year ended December 31, 2019. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this annual report for details. We have elected the cumulative earnings approach to classify cash receipts from the unconsolidated joint venture on the accompanying consolidated statements of cash flows.

Revenue Recognition—Operating Leases

The majority of our revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases, or ASC 842. We lease apartment homes under operating leases with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, we recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and record amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that we will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on our statement of operations.

Rents and Other Receivables

In accordance with ASC 842, we make a determination of whether the collectability of the lease payments in an operating lease is probable. If we determine the lease payments are not probable of collection, we would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. We exercise judgment in establishing these allowances and consider payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, we do not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to our collectability assessment are reflected as an adjustment to rental income.

Residents’ Payment Plans Due to COVID-19

In April, 2020, the Financial Accounting Standards Board, or FASB, issued a FASB Staff Q&A related to ASC 842: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, or the ASC 842 Q&A, to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, subsequent changes to lease payments that are not stipulated in the original lease contract are generally accounted for as lease modifications, which may affect the economics of the lease for the remainder of the lease term. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a ‘lease modification’ pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract. Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

We elected not to evaluate whether the COVID-19 Payment Plans and the Debt Forgiveness Program are lease modifications and therefore our policy is to account for the lease contracts with COVID-19 Payment Plans and Debt Forgiveness Program as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in our case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, we would treat that lease contract on a cash basis as defined in ASC 842.

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)”, or ASU 2016-02, which requires leases with original lease terms of more than 12 months to be recorded on the balance sheet. For leases with terms greater than 12 months, a right-of-use, or ROU, lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend would be exercised or the option to terminate would not be exercised. As the implicit rate in most leases are not readily determinable, our incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to our recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, we adopted ASU 2016-02 and its related amendments, or collectively, ASC 842, using the modified retrospective method. We elected the package of practical expedients permitted under the transition guidance, which allowed to carry forward our original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. We also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases) to our consolidated financial statements in this annual report for details for details.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. This allocation is based upon management’s determination of the value of the acquired assets and assumed liabilities, which requires judgment and some of the estimates involve complex calculations. These allocation assessments have a direct impact on our results of operations. Our goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such evaluation could involve estimated future cash flows which is highly subjective and is based in part on assumptions regarding future events. We take a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. We performed our annual assessment on October 1, 2020. As of December 31, 2020 and 2019, our goodwill included in the accompanying consolidated balance sheets had a carrying value of $125,220,448 and $0, respectively.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such commencing with the taxable year ended December 31, 2014. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. As a result of the Mergers, the Current Operating Partnership could be liable for state or local tax liabilities. Subsequent to the Internalization Transaction, we formed STAR TRS, Inc., or the TRS, a taxable REIT subsidiary that is a wholly owned indirect subsidiary of the Current Operating Partnership, which did not elect to qualify as a REIT and is therefore subject to federal and state income taxes. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe we are organized and operate in such a manner as to qualify for treatment as a REIT.

We follow the income tax guidance under GAAP to recognize, measure, present and disclose in our consolidated financial statements uncertain tax positions that we have taken or expect to take on a tax return. As of December 31, 2020 and December 31, 2019, we did not have any liabilities for uncertain tax positions that we believe should be recognized in our consolidated financial statements. We have not been assessed material interest or penalties by any major tax jurisdictions. Our evaluation was performed for all open tax years through December 31, 2020.

Subsequent Events

Distributions Paid

On January 4, 2021, we paid distributions of $8,931,971, which related to distributions declared for each day in the period from December 1, 2020 through December 31, 2020 and consisted of cash distributions paid in the amount of $7,110,390 and $1,821,581 in shares issued pursuant to our distribution reinvestment plan.

On February 1, 2021, we paid distributions of $8,963,725, which related to distributions declared for each day in the period from January 1, 2021 through January 31, 2021 and consisted of cash distributions paid in the amount of $7,140,618 and $1,823,107 in shares issued pursuant to our distribution reinvestment plan.

On March 1, 2021, we paid distributions of $4,717,430, which related to distributions declared for each day in the period from February 1, 2021 through February 28, 2021 and consisted of cash distributions paid in the amount of $3,760,747 and $956,683 in shares issued pursuant to our distribution reinvestment plan.

Shares Repurchased

On January 29, 2021, we repurchased 282,477 shares of our common stock for a total repurchase value of $4,000,000, or $14.16 average price per share, pursuant to our share repurchase plan.

Share Repurchase Plan

On January 12, 2021, our board of directors amended our share repurchase plan to: (1) limit repurchase requests to death and qualifying disability only and (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $3,000,000. The amendment will be in effect on the repurchase date at April 30, 2021, with respect to repurchases for the three months ending March 31, 2021. Share repurchase requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021).

Distributions Declared

On January 12, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day for the period commencing on February 1, 2021 and ending on February 28, 2021. The distributions will be equal to $0.001438 per share of our common stock per day. The distributions for each record date in February 2021 will be paid in March 2021. The distributions will be payable to stockholders from legally available funds therefor.

On February 18, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. The distributions will be equal to $0.001438 per share of our common stock. The distributions for each record date in March 2021 will be paid in April 2021. The distributions will be payable to stockholders from legally available funds therefor.

On March 9, 2021, our board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. The distributions will be equal to $0.001438 per share of our common stock. The distributions for each record date in April 2021 will be paid in May 2021. The distributions will be payable to stockholders from legally available funds therefor.

Estimated Value per Share

On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a price per share for the distribution reinvestment plan of $15.55, effective April 1, 2021.

Winter Storm Damage

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where we own and operate our multifamily properties. The impact of the storms and the extreme cold temperatures affected our properties due to power outages and the freezing of water pipes. While our properties are fully insured we expect disruptions to operations at the impacted properties and delays in receiving insurance proceeds. An estimate of the financial effect of the damage cannot yet be made as of the date of filing this annual report.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We may be also exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, collars, floors and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for distributions to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

We borrow funds and make investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At December 31, 2020, the fair value of our fixed rate debt was $1,988,220,894 and the carrying value of our fixed rate debt was $1,856,230,174. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2020. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on our variable rate debt will change our future earnings and cash flows, but not significantly affect the fair value of those instruments. However, changes in required risk premiums will result in changes in the fair value of floating rate instruments. At December 31, 2020, the fair value of our variable rate debt was $258,021,783 and the carrying value of our variable rate debt was $273,015,497. Based on interest rates as of December 31, 2020, if interest rates are 100 basis points higher during the 12 months ending December 31, 2021, interest expense on our variable rate debt would increase by $2,683,407 and if interest rates are 100 basis points lower during the 12 months ending December 31, 2021, interest expense on our variable rate debt would decrease by $468,357.

At December 31, 2020, the weighted-average interest rate of our fixed rate debt and variable rate debt was 3.95% and 2.14%, respectively. The weighted-average interest rate of our blended fixed and variable rates was 3.72% at December 31, 2020. The weighted-average interest rate represents the actual interest rate in effect at December 31, 2020 (consisting of the contractual interest rate), using interest rate indices as of December 31, 2020, where applicable.

We may also be exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. As of December 31, 2020, we did not have counterparty risk on our interest rate cap agreements as the underlying variable rates for each of our interest rate cap agreements as of December 31, 2020 were not in excess of the capped rates. See also Note 14 (Derivative Financial Instruments) to our audited consolidated financial statements included in this annual report.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data can be found beginning at page F-1 of this annual report.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily are required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of December 31, 2020, was conducted under the supervision and with the participation of our management, including our chief executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures, as of December 31, 2020, were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of this annual report, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making that assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013 framework).

Based on its assessment, our management believes that, as of December 31, 2020, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and their respective positions and offices are as follows:

Name	Age	Position
Rodney F. Emery	70	Chairman of the Board and Chief Executive Officer
Ella S. Neyland	66	Director, President, Chief Financial Officer and Treasurer
Ana Marie del Rio	66	Director
Kerry D. Vandell	74	Independent Director
G. Brian Christie	74	Independent Director
Thomas H. Purcell	70	Independent Director
Ned W. Brines	59	Independent Director
Stephen R. Bowie	70	Independent Director

Rodney F. Emery has served as our Chairman of the Board since August 2013 and as our Chief Executive Officer since September 2013. Mr. Emery also served as Chairman of the Board and Chief Executive Officer of SIR, positions he held from its inception in May 2009 through March 2020. In addition, Mr. Emery served as the Chairman of the Board and Chief Executive Officer of STAR III, positions he held from August 2015 and January 2016, respectively, through March 2020. Mr. Emery is the founder and a director of Steadfast Companies, a group of affiliated real estate investment and management companies and served as its Chief Executive Officer until September 1, 2020. Prior to founding Steadfast Companies in 1994, Mr. Emery served for 17 years as the President of Cove Properties, a diversified commercial real estate firm specializing in property management, construction and development with a specialty in industrial properties. Mr. Emery received a Bachelor of Science in Accounting from the University of Southern California and serves on the board of directors of several non-profit organizations.

Our Board of Directors, excluding Mr. Emery, determined that Mr. Emery is qualified to serve as one of our directors due to the leadership positions previously and currently held by Mr. Emery and Mr. Emery’s extensive experience acquiring, financing, developing and managing multifamily, hotel, office, industrial and retail real estate assets throughout the country.

Ella S. Neyland has served as our President since September 2013, our Chief Financial Officer and Treasurer since June 2020 and as an affiliated director since August 2013. Ms. Neyland also served as President and affiliated director of SIR, positions she held from October 2012 through March 2020. Ms. Neyland served as an independent director of SIR from October 2011 to September 2012. In addition, Ms. Neyland served as the President and affiliated director of STAR III, positions she held from August 2015 and January 2016, respectively, through March 2020. Ms. Neyland was a founder of Thin Centers MD (“TCMD”) and served as its Chief Financial Officer from February 2011 to October 2011. Prior to founding TCMD, Ms. Neyland was a founder of SBMI, LLC, and served as its Chief Financial Officer from December 2008 to February 2011. From October 2004 to December 2008, Ms. Neyland was a financial advisor of Montecito Medical Investment Company, a private real estate acquisition and development company headquartered in Santa Barbara, California. From April 2001 to September 2004, Ms. Neyland served as the Executive Vice President, Treasurer and Investor Relations Officer of United Dominion Realty Trust, Inc., where she was responsible for capital market transactions, banking relationships and presentations to investors and Wall Street analysts. Prior to working at United Dominion Realty Trust, Inc., Ms. Neyland served as the Chief Financial Officer at Sunrise Housing, Ltd., from November 1999 to March 2001, and served as Executive Director of CIBC World Markets, from November 1997 to October 1999. From July 1990 to October 1997, Ms. Neyland served as the Senior Vice President of Finance and the Vice President of Troubled Debt Restructures/Finance for the Lincoln Property Company, a commercial real estate development and management company. From November 1989 to July 1990, Ms. Neyland was the Vice President/Portfolio Manager at Bonnet Resources Corporation, a subsidiary of

BancOne. Prior to her employment at Bonnet Resources Corporation, Ms. Neyland served on the board of directors and as the Senior Vice President/Director of Commercial Real Estate Lending at Commerce Savings Association, a subsidiary of the publicly held American Century Corporation, from May 1983 to March 1989. Ms. Neyland received a Bachelor of Science in Finance from Trinity University in San Antonio, Texas.

Our Board of Directors, excluding Ms. Neyland, determined that Ms. Neyland is qualified to serve as one of our directors due to Ms. Neyland’s prior service in real estate and banking.

Ana Marie del Rio has served as a director since April 6, 2020 and served as our Secretary and Compliance Officer from September 2013 through August 2020. Ms. del Rio also served as Secretary and Compliance Officer of SIR, positions she held from its inception in May 2009 through March 2020, and Secretary and Compliance Officer of STAR III, positions held from August 2015 through March 2020. Ms. del Rio also serves as the Chief Legal Officer for Steadfast Companies and manages its Legal Services, Compliance and Risk Management Departments. In addition, Ms. del Rio works closely with Steadfast Management Company, Inc. in the management of Steadfast Companies’ residential apartment homes. Prior to joining Steadfast Companies in April 2003, Ms. del Rio was a partner in the public finance group at Orrick, Herrington & Sutcliffe, LLP, where she practiced from September 1993 to April 2003, representing both issuers and underwriters in financing single-family and multifamily housing and other types of public-private and redevelopment projects. From 1979 to 1993, Ms. del Rio co-owned and operated a campaign consulting and research company specializing in local campaigns and ballot measures. Ms. del Rio received a Juris Doctor from the University of the Pacific, McGeorge School of Law, and a Master of Public Administration and a Bachelor of Arts from the University of Southern California. Ms. del Rio serves on the Board of Directors of Project Access and Thomas House, each a nonprofit corporation, and is a lecturer for the University of California, Irvine, School of Law, Community and Economic Development Clinic.

Our Board of Directors, excluding Ms. del Rio, determined that Ms. del Rio is qualified to serve as one of our directors due to Ms. del Rio’s prior service in the real estate industry and legal compliance.

Kerry D. Vandell has served as one of our independent directors since August 2013. Dr. Vandell also served as an independent director of SIR from October 2012 to August 2015. In March 2016, Dr. Vandell was appointed as an independent member of the board of directors of the PREDEX Fund, a mutual fund invested in privately offered, non-traded, perpetual-life institutional real estate funds. Dr. Vandell currently serves as the Dean’s Professor Emeritus of Economics and Public Policy and Director Emeritus of the Center for Real Estate at the Paul Merage School of Business at the University of California-Irvine (UCI), having joined UCI in July 2006. He also has held courtesy appointments at UCI’s School of Law and the Department of Planning, Policy and Design in the School of Social Ecology since 2008. Before joining UCI, Dr. Vandell was on the faculty of the University of Wisconsin-Madison for 17 years (1989-2006), where he served as the Tiefenthaler Chaired Professor of Real Estate and Urban Land Economics, the Director of the Center for Urban Land Economics Research, and the Chairman of the Department of Real Estate and Urban Land Economics. His first academic appointment was at Southern Methodist University (1976-1989), where he ultimately served as Professor and Chairman of the Department of Real Estate and Regional Science. Dr. Vandell has researched and consulted extensively in the areas of real estate investment, urban/real estate/environmental economics, mortgage finance, housing economics and policy, and valuation theory and is principal in the consulting firm KDV Associates, providing expert testimony in major litigation matters internationally. He has also previously served as a board member for firms representing the commercial banking, REIT and shopping center sectors. Dr. Vandell received his Ph.D. from the Massachusetts Institute of Technology in Urban Studies and Planning, his M.C.P. in City and Regional Planning from Harvard University, and his undergraduate and master’s degrees in Mechanical Engineering from Rice University. He has authored or co-authored over 70 publications and has been invited to provide numerous presentations on the topics of finance, economics and real estate.

Our Board of Directors, excluding Dr. Vandell, determined that Dr. Vandell is qualified to serve as one of our directors due to Dr. Vandell’s prior position as a real estate and finance professor and extensive consultative experience in the real estate industry.

G. Brian Christie has served as one of our independent directors since August 2013. Mr. Christie has practiced as an attorney in the real estate, corporate and banking fields since 1979. Mr. Christie currently serves as a principal of Christie Law Firm, a position he has held since 2005. From 1998 to 2005, Mr. Christie served as Chief Executive Officer of Liti Holographics, Inc., a 3-D optical technology company. From 1992 to 1997, Mr. Christie served as a Director, Executive Vice President and General Counsel of ARV Assisted Living, Inc., or ARV, a company which acquired, developed and operated multifamily apartments, senior apartments and assisted living apartments. While at ARV, Mr. Christie was actively involved in the acquisition, development and operation of multifamily and assisted living apartment complexes and played an integral role in the listing of ARV on NASDAQ. Prior to joining ARV, Mr. Christie was a partner at the law firm of Good, Wildman, Hegness and Walley. Mr. Christie received a Bachelor of Arts from Calvary Bible College, a Master of Theology from Dallas Theological Seminary and a Juris Doctor from the University of Texas Law School. Mr. Christie is a member of the State Bar of California, the State Bar of Virginia, the State Bar of Texas (inactive), and the American Bar Association.

Our Board of Directors, excluding Mr. Christie, determined that Mr. Christie is qualified to serve as one of our directors due to Mr. Christie’s prior experience as a director and officer in the multifamily industry.

Thomas H. Purcell has served as one of our independent directors since August 2013. Mr. Purcell has been actively involved in the real estate development business since 1972. Since September 2009, Mr. Purcell has served as Chairman and Chief Executive Officer of the Curci Companies, a family real estate investment company that owns and manages real estate throughout the western United States. Before that, Mr. Purcell was Co-Founder and President of Spring Creek Investors, LLC, a private equity capital business focused on real estate development. Mr. Purcell also served as President of Diversified Shopping Centers, where he developed and managed neighborhood and community shopping centers. From 1977 to 1996, Mr. Purcell was Co-Founder and served as President of a shopping center development business that developed and renovated over four million square feet of retail shopping centers. Since 2007, Mr. Purcell has been Vice Chairman and board member of Bixby Land Company, a private industrial REIT, where he also chairs the investment committee and is a member of the compensation committees. Mr. Purcell is a member of the International Council of Shopping Centers, or ICSC, and previously served as Western Division Vice President and on the Board of Trustees and Executive Committee of ICSC. He was Western Division Vice President of ICSC and served on the organization’s Board of Trustees and Executive Committee. He also was a trustee of the ICSC Educational Foundation. Mr. Purcell formerly served as a board member of the California Business Properties Association and an advisory board member of Buchanan Street Partners and Western National Realty Fund. Mr. Purcell received a Bachelor of Science in Finance from the University of Southern California.

Our Board of Directors, excluding Mr. Purcell, determined that Mr. Purcell is qualified to serve as one of our directors due to Mr. Purcell’s prior experience as an executive of real estate investment and development companies.

Ned W. Brines has served as one of our independent directors since March 2020. Mr. Brines also served as an independent director of SIR from October 2012 to March 2020, an independent director of STAR III from January 2016 to March 2020 and served as an independent trustee of Stira Alcentra Global Credit Fund from March 2017 to May 2019. Mr. Brines is presently the Director of Investments for Arnel & Affiliates where he oversees the management of the assets of a private family with significant and diversified holdings. From 2012 to 2016, Mr. Brines served as the Chief Investment Officer for the Citizen Trust Wealth Management and Trust division of Citizens Business Bank, where he was responsible for the investment management discipline, process, products and related sources. In addition, in September 2008 Mr. Brines founded Montelena Asset Management, a California based registered investment adviser firm. From June 2010 to July 2012, Mr. Brines served as a portfolio manager for Andell Holdings, a private family office with significant and diversified holdings. From May 2001 to September 2008, Mr. Brines served as a Senior Vice President and senior portfolio manager with Provident Investment Counsel in Pasadena, managing its Small Cap Growth Fund with $1.6 billion in assets under management. Mr. Brines was with Roger Engemann & Associate in Pasadena from September 1994 to

March 2001 where he served as both an analyst and portfolio manager for their mid cap mutual fund and large cap Private Client business as the firm grew from $3 billion to over $19 billion in assets under management. Mr. Brines earned a Master of Business Administration degree from the University of Southern California and a Bachelor of Science degree from San Diego State University. Mr. Brines also holds the Chartered Financial Analyst designation and is a member of the Global Capital Market Allocation Committee for the Milken Institute. Mr. Brines is involved in various community activities including serving on the investment committee of City of Hope.

Our Board of Directors, excluding Mr. Brines, determined that Mr. Brines is qualified to serve as one of our directors due to Mr. Brines’ prior investment management experience.

Stephen R. Bowie has served as one of our independent directors since March 2020. Mr. Bowie also served as an independent director of STAR III from January 2016 to March 2020. Mr. Bowie currently is a partner with Pacific Development Group, a position he has held since 1987, specializing in the development and management of neighborhood and community shopping centers throughout California, with a primary responsibility in the development of new projects. From 1979 to 1987, Mr. Bowie served as president of Bowie Development Company, Inc., a California corporation. Mr. Bowie earned a Bachelor of Science degree in business administration from the University of Southern California. Mr. Bowie is a member of the International Council of Shopping Centers and a licensed real estate broker in California, and serves on multiple boards, including the Northrise University Initiative 501(c)(3) and the Northrise University Board of Trustees.

Our Board of Directors, excluding Mr. Bowie, determined that Mr. Bowie is qualified to serve as one of our directors due to Mr. Bowie’s prior experience in the real estate industry.

EXECUTIVE OFFICERS

Our executives and their respective positions and offices are as follows:

Name	Age	Position
Tim Middleton	49	Chief Investment Officer
Gustav Bahn	50	Chief Legal Officer and Corporate Secretary
Jason Stern	46	Chief Strategy Officer and Administrative Officer
Tiffany Stanley	47	Executive Vice President, Property Management
David Miller	42	Chief Accounting Officer

Tim Middleton has served our Chief Investment Officer since September 2020, and is responsible for our acquisition, disposition, real estate finance, asset management and risk management activities. Prior to joining the Company, Mr. Middleton spent 16 years with Steadfast Companies and was appointed Chief Investment Officer in 2017. During his time at Steadfast Companies Mr. Middleton closed over $4 billion in transactions. Before joining Steadfast Companies, Mr. Middleton worked for Trammell Crow Company where he provided real estate advisory services to major corporate clients in the Los Angeles area. Mr. Middleton graduated from the University of New Hampshire with a B.A. in Political Science and received his MBA from Vanderbilt University.

Gustav Bahn has served as our Chief Legal Officer and Corporate Secretary since September 2020. Mr. Bahn oversees our Legal Services Department and Investor Relations Department. Prior to joining the Company, Mr. Bahn served as Associate General Counsel, Securities & Investments for Steadfast Companies, a position he held since July 2016. Mr. Bahn also served as Corporate Secretary of Stira Alcentra Global Credit Fund, or SAGCF, and as General Counsel of Stira Investment Advisor, LLC, SAGCF’s registered investment adviser, from November 2016 to October 2019. Prior to joining Steadfast Companies, Mr. Bahn was a partner at the law firm of Alston & Bird LLP where his practice focused on securities law, private equity and mergers and acquisitions. Prior to joining Alston & Bird LLP in 2006, Mr. Bahn was an associate in the capital markets group of Paul, Weiss, Rifkind, Wharton & Garrison LLP in both the New York and London offices from 2000 to 2006. Mr. Bahn holds a B.A. in Economics and Political Science from the University of Tennessee, an M.Sc. from the London School of Economics and Political Science and a J.D. from Tulane Law School.

Jason Stern has served as our Chief Strategy & Administrative Officer since September 2020, and is responsible for developing and executing our corporate strategies & key initiatives. In this position, Mr. Stern oversees many of the corporate service teams including, Human Resources, Learning & Development, Information Technology, and Marketing & Experience. Mr. Stern held the same role with Steadfast Companies since January 2019. Before joining Steadfast, Mr. Stern was a turnaround executive and served as President/CEO of the following companies: Gift of Time, a change management consulting firm (December 2015 – January 2019), Paul’s TV & Appliances, a 48-store consumer electronics retailer (August 2014 – October 2015), Xceliware, a warehouse management software company (November 2009 – June 2014), and Adopt A High Maintenance Corporation (September 2004 – November 2009). In October 2015, Mr. Stern successfully led Paul’s TV & Appliance through an assignment for the benefit of creditors. Mr. Stern earned his bachelor’s degree from Washington University in St. Louis and his MBA degree from Harvard Business School.

Tiffany Stanley has served as our Executive Vice President of Property Management since September 2020. Prior to joining the Company, Ms. Stanley held multiple positions with Steadfast Companies, including Executive Vice President of Property Management from October 2019 and Vice President of Operational Initiatives from November 2018. Prior to joining Steadfast Companies, Ms. Stanley oversaw all regional operations in Colorado for Camden Property Trust since October 2005. Ms. Stanley has over 25 years of operational multifamily experience with all asset classes.

David Miller has served as our Chief Accounting Officer since September 2020. Mr. Miller oversees our accounting, financial reporting and tax compliance. Prior to joining the Company, Mr. Miller served as Vice President of Accounting of Steadfast REIT Investments, LLC, a position he held since June 2016. Mr. Miller served as Chief Accounting Officer of Stira Alcentra Global Credit Fund and Stira Investment Adviser, LLC from March 2017 to October 2019. Mr. Miller also served as Controller of Steadfast REIT Investments, LLC from July 2011 to June 2016. Prior to joining Steadfast REIT Investments, LLC, Mr. Miller served as an Assurance Senior Manager with BDO USA, LLP, an accounting and audit firm, where he served public and private clients in a variety of industries from November 2003 to June 2011. Mr. Miller received a B.A. in Business Administration from the California State University at Fullerton. He is a certified public accountant (CPA) and holds the Chartered Alternative Investment Analyst (CAIA) designation.

The Audit Committee

Our board of directors established an audit committee. The audit committee’s function is to assist our board of directors in fulfilling its responsibilities by overseeing: (1) the systems of our internal accounting and financial controls; (2) our financial reporting processes; (3) the independence, objectivity and qualification of our independent auditors; (4) the annual audit of our financial statements; and (5) our accounting policies and disclosures. The current members of the audit committee are G. Brian Christie, Kerry D. Vandell and Ned W. Brines. All of the members of the audit committee are “independent” as defined by our charter. Our shares are not listed for trading on any national securities exchange and therefore our audit committee members are not subject to the independence requirements of the New York Stock Exchange, or NYSE, or any other national securities exchange. However, each member of our audit committee is “independent” as defined by the NYSE. All members of the audit committee have significant financial and/or accounting experience. Our board of directors determined that Dr. Vandell satisfies the SEC’s requirements for our “audit committee financial expert” and also serves as the Chairman of the Audit Committee.

The Audit Committee adopted a written charter under which it operates. The Audit Committee Charter is available on our website at www.steadfastliving.com. The audit committee held four meetings during the year ended December 31, 2020.

Investment Committee

Our board of directors established an investment committee. Our board of directors delegated to the investment committee certain responsibilities with respect to investment in specific investments and the authority to review our investment policies and procedures on an ongoing basis. The investment committee must at all times be comprised of at least three members, a majority of whom must be independent directors. The current members of the investment committee are Thomas H. Purcell, Kerry D. Vandell and Stephen R. Bowie with Mr. Bowie serving as the chairman of the investment committee.

With respect to investments, the investment committee has the authority to approve all acquisitions, developments and dispositions of real estate and real estate-related assets consistent with our investment objectives, for a purchase price, total project cost or sales price of up to $150 million. The investment committee held two meetings during the year ended December 31, 2020.

Valuation Committee

Our board of directors established a valuation committee. The valuation committee’s function, as recommended by the IPA, is to perform the following functions in connection with the determination of an estimated per share value of our common stock: (1) ratify and approve the engagement of valuation advisory services, its scope of work and any amendments thereto, (2) review and approve the proposed valuation process and methodology to be used to determine the estimation of the per share value of our common stock, (3) review the reasonableness of the valuation or range of value resulting from the process and (4) recommend the final proposed valuation for approval by the board of directors. The current members of the valuation committee are Thomas H. Purcell, Kerry D. Vandell and Stephen R. Bowie, with Mr. Purcell serving as chairman of the valuation committee. The valuation committee held one meeting during the year ended December 31, 2020.

Special Committee

Our board of directors established a special committee. The special committee was formed for the purpose of reviewing, considering, investigating, evaluating, proposing and negotiating the Company’s mergers with each of SIR and STAR III and, among other matters, determining whether the mergers were fair and in the best interests of the Company and its stockholders. The special committee also negotiated the Internalization Transaction. The members of the special committee, through March 2020, were Thomas H. Purcell, G. Brian Christie and Kerry D. Vandell, and after March 2020, Ned W. Brines and Stephen R. Bowie joined the special committee, with Mr. Purcell serving as the chairman of the special committee. The special committee held 26 meetings during the year ended December 31, 2020.

Compensation Committee

Our Board of Directors established a compensation committee on September 30, 2020. The compensation committee was formed for the purpose of assisting our board of directors in fulfilling its responsibilities with respect to officer and director compensation. Prior to the establishment of the compensation committee, our board of directors fulfilled all of the responsibilities with respect to officer and director compensation. The compensation committee will assist the board of directors in this regard by: (1) reviewing and approving our corporate goals with respect to compensation of executive officers; (2) reviewing and acting on compensation levels and benefit plans for our executive officers, (3) recommending to our board of directors compensation for all non-employee directors, including board of directors and committee retainers, meeting fees and equity-based compensation; (4) administering and granting awards under our Employee and Director Long-Term Incentive Plan; and (5) setting the terms and conditions of such awards in accordance with the Employee and Director Long-Term Incentive Plan. The compensation committee fulfills these responsibilities in accordance with current laws, rules and regulations. The members of the compensation committee are G. Brian Christie, Ned W. Brines and Thomas H. Purcell, with Mr. Brines serving as chairman of the compensation committee. Our board of directors has determined that each member of the compensation committee is a “non-employee director” as defined in the SEC’s Rule 16b-3.

The compensation committee adopted a written charter under which it operates. The compensation committee charter is available on our website at www.steadfastliving.com. The compensation committee held one meeting during the year ended December 31, 2020.

Nominating and Corporate Governance Committee

Our board of directors established a nominating and corporate governance committee on September 30, 2020. The primary focus of the nominating and corporate governance committee is to assist our board of directors in fulfilling its responsibilities with respect to director nominations, corporate governance, board of directors and committee evaluations and conflict resolutions. The nominating and corporate governance committee will assist our board of directors in this regard by: (1) identifying individuals qualified to serve on our board of directors, consistent with criteria approved by our board of directors, and recommending that our board of directors select a slate of director nominees for election by our stockholders at the annual meeting of our stockholders; (2) developing and implementing the process necessary to identify prospective members of our board of directors; (3) determining the advisability of retaining any search firm or consultant to assist in the identification and evaluation of candidates for membership on our board of directors; (4) overseeing an annual evaluation of our board of directors, each of the committees of our board of directors and management; (5) developing and recommending to our board of directors a set of corporate governance principles and policies; (6) periodically reviewing our corporate governance principles and policies and suggesting improvements thereto to our board of directors; and (7) considering and acting on any conflicts-related matter required by our charter or otherwise permitted by Maryland law where the exercise of independent judgment by any of our directors, who is not an independent director, could reasonably be compromised, including approval of any transaction involving any of our affiliates. The nominating and corporate governance committee fulfills these responsibilities primarily by carrying out the activities enumerated in the nominating and corporate governance committee charter and in accordance with current laws, rules and regulations.

Our board of directors also will consider recommendations made by stockholders for nominees of the board of directors. In order to be considered by our board of directors, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. In evaluating the persons recommended as potential members of the board of directors, our board of directors will consider each candidate without regard to the source of the recommendation and take into account those factors that our board of directors determines are relevant. Stockholders may directly nominate potential members for the board of directors (without the recommendation of our board of directors) by satisfying the procedural requirements for such nomination as provided in Article II, Section 11 of our bylaws.

The members of the nominating and corporate governance committee are G. Brian Christie, Ned W. Brines and Stephen R. Bowie, with Mr. Christie serving as chairperson of the nominating and corporate governance committee.

The nominating and corporate governance committee adopted a written charter under which it operates. The nominating and corporate governance committee’s charter is available on our website at www.steadfastliving.com. The nominating and corporate governance committee held two meetings during the year ended December 31, 2020.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires each director, officer and individual beneficially owning more than 10% of our common stock to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) of our common stock and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2020, or written representations that no additional forms were required, we believe that all required Section 16(a) filings were timely and correctly made by reporting persons during the year ended December 31, 2020, except the Form 4s for Messrs. Brines and Bowie filed on March 6, 2020, inadvertently omitted the grant of 3,333 shares of restricted common stock upon their election to our board of directors. We subsequently amended the Form 4s to include the grant of restricted common stock.

Code of Conduct and Ethics

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics can be found at our website: http://www.steadfastliving.com. If, in the future, we amend, modify or waive a provision in our Code of Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure by posting such information on our website as necessary.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes our compensation program, objectives and policies for our Named Executive Officers, or NEOs, for the fiscal year 2020. Our NEOs for the fiscal year 2020 were Rodney F. Emery, Chairman of the board of directors and Chief Executive Officer, Ella S. Neyland, President, Chief Financial Officer and Treasurer, Tim Middleton, Chief Investment Officer, Gustav Bahn, Chief Legal Officer and Corporate Secretary, and Jason Stern, Chief Strategy & Administrative Officer.

Overview of Compensation Program and Philosophy

Pre-Internalization Compensation Summary

Prior to the completion of the Internalization Transaction on August 31, 2020, we had no employees and were externally managed by the Former Advisor pursuant to the Advisory Agreement. The Former Advisor provided us with our executive officers and investment team, and administered our business activities and day-to-day operations. The Former Advisor paid our executive officers and others who provided services to us from the fees collected pursuant to the Advisory Agreement and other sources. For so long as we were externally managed, we did not pay any cash or other compensation to our NEOS, nor did we make any grants under our 2013 Incentive Plan of any kind to our NEOs or provide any pension benefits or nonqualified deferred compensation. The Former Advisor made all decisions regarding the compensation of the executive officers, and any allocation by the Former Advisor or fees collected pursuant to the Advisory Agreement relating to compensation for the executive officers and other employee benefits was solely in the discretion of the Former Advisor.

During the period prior to the Internalization Transaction, we did not play a direct role in establishing or setting the level of compensation or the measures on which incentives or long-term incentives, if any, would be based. During the period from January 1, 2020 through December 31, 2020, we paid the Former Advisor approximately $48,525,831 in fees pursuant to the Advisory Agreement, and reimbursed the Former Advisor for approximately $1,917,628 for out-of-pocket expense (which payments and reimbursements were all made with respect to the services provided and expenses incurred by the Former Advisor prior to the completion of the Internalization Transaction on August 31, 2020). The Former Advisor used a portion of the fees collected pursuant to the Advisory Agreement, as well as other sources, to compensate its employees.

Post-Internalization Compensation Summary

Upon the completion of the Internalization Transaction, we, through SRS, entered into an offer letter with Mr. Emery and employment agreements with our NEOs other than Mr. Emery, which became effective on

September 1, 2020. Since that time, SRS has provided the NEOs’ cash and other compensation and benefits pursuant to their employment agreements and offer letter, as applicable.

2020 Compensation Strategy

The Compensation Committee intends to provide competitive compensation arrangements for our executives based on market data, current compensation trends and internal equity considerations. While the Compensation Committee does not target any particular peer group percentile for any compensation element, the Compensation Committee does take into consideration market pay levels into the overall decision-making process.

Additionally, our NEO compensation program is designed to reward our NEOs using a balanced approach that incorporates cash incentives subject to an assessment of our financial and operating results and equity awards that promote retention and alignment with our shareholders. In 2020, approximately 48% of our executives’ compensation was paid in the form of equity with long-term vesting.

Our Compensation and Governance Practices & Policies

We believe the following practices and policies promote sound compensation governance and are in the best interests of our stockholders and executives:

• Compensation Committee comprised solely of independent directors	• No significant perquisites

• Independent compensation consultant	• No guarantees for salary

• Significant portion of total compensation in the form of equity awards with long-term	• No tax gross ups to our NEOs

Determining Compensation for Named Executive Officers

Role of the Compensation Committee

Our board of directors established a Compensation Committee on September 30, 2020. The Compensation Committee of the board of directors is comprised entirely of independent directors and operates under a written charter. The Compensation Committee is responsible for determining compensation for all of our NEOs, including evaluating compensation policies, approving target and actual compensation for executives and administering our equity incentive programs.

Role of Management

Our Chief Executive Officer plays an important role in setting compensation for our other executive officers by assisting the Compensation Committee in evaluating individual goals and objectives and developing compensation recommendations for NEOs other than himself. Final decisions on the design of the compensation program, including total compensation are ultimately made by the Compensation Committee.

Role of Compensation Consultants

The Compensation Committee is authorized to hire the services of a compensation consultant to be used to assist in the review and establishment of our compensation programs and related policies. In connection with the negotiations between the us and the Former Advisor regarding the Internalization Transaction, the special committee of our board of directors engaged FPL Associates, L.P., or FPL, an independent executive compensation consulting firm, to advise the special committee on the post-Internalization Transaction executive compensation design. The Compensation Committee has sole authority to set the terms of engagement with FPL or any other compensation consultant. The Company has determined that FPL is independent and there was no conflict of interest between the Company and FPL during FPL’s engagement in 2020.

Compensation Objectives and Philosophy

The Compensation Committee believes that our compensation program for executive officers should:

•	attract, retain and motivate highly-skilled executives;

•	pay for performance;

•	reward management to balance short-term goals against longer-term objectives without encouraging excessive risk-taking; and

•	align the interests of management and stockholders through the use of equity-based compensation.

The special committee applied this philosophy in establishing each of the elements of executive compensation for the fiscal year ended December 31, 2020.

Peer Group

To assist the special committee in developing the post-Internalization Transaction compensation for our NEOs, FPL was engaged to examine current market compensation practices. In connection with that process, FPL provided the special committee with a market-based compensation analysis summarizing the executive compensation practices among a peer group of companies consisting of REITs reasonably comparable in size in terms of total capitalization and either (i) multifamily REITs, (ii) diversified REITs with a significant multifamily portfolio, (iii) southern California-based REITs, and/or (iv) non-traded REITs. At the time of approval, our total capitalization on a relative basis was slightly above the median of the peer group. The peer group was utilized to assist the special committee in understanding current compensation structures and practices. However, the special committee did not rely solely upon the peer group compensation levels to determine the compensation of our NEOs or other executive officers, but used the compensation levels, structures and practices of the peer group as one of the many factors to formulate the our executive compensation structure. The compensation of our NEOs is not tied to a specified percentile of a peer group. The peer group utilized by the Compensation Committee in establishing compensation metrics for our NEOs for the fiscal year 2020 was comprised of the following:

2020 Executive Compensation Peer Group (“Peer Group”)
Apartment Investment and Management Company	Preferred Apartment Communities, Inc.	CareTrust REIT, Inc.
Bluerock Residential Growth REIT, Inc.	American Assets Trust, Inc.	Retail Opportunity Investment Corp.
Camden Property Trust	JBG SMITH Properties	Griffin Capital Essential Asset REIT, Inc.
Independence Realty Trust, Inc.	Mack-Cali Realty Corporation	InvenTrust Properties Corp.
Investors Real Estate Trust	Washington Real Estate Investment Trust	Phillips Edison & Company, Inc.

Say-on-Pay Vote

The Compensation Committee will carefully consider the results of the non-binding stockholder advisory vote on the compensation of our NEOs to be held at its next annual meeting of stockholders, along with other expressions of stockholder views it receives on specific policies and desirable actions, in making future determinations regarding the compensation of our NEOs.

Elements of 2020 Executive Compensation

Our executive compensation program in 2020 for the NEOs consisted of base salary, annual cash incentive opportunity and restricted stock awards. For 2020, we did not provide to our NEOs long-term equity incentive awards. Going forward, we anticipate that the components of our NEOs’ compensation will consist of annual salaries, annual cash incentive opportunities and long-term equity incentive awards.

Base Salary

The Compensation Committee believes that payment of a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and qualified executives. Base salaries are reviewed annually to assess if adjustments are necessary. Subject to our existing contractual obligations in our CEO’s offer letter and in our other NEOs’ employment agreements, we expect the Compensation Committee to consider base salary levels for our NEOs annually as part of our performance review process, as well as upon any promotion or other change in job responsibility. The goal is to provide salaries at a level that allows us to attract and retain qualified executives while preserving significant flexibility to recognize and reward individual performance with other elements of the overall compensation program. Base salary levels also affect the annual cash incentive compensation of the NEOs (with the exception of Mr. Emery) because the annual incentive target opportunity of each NEO is expressed as a percentage of base salary or base payment (as applicable).

The following items are generally considered when determining base salary levels:

•	market data provided by our outside consultants;

•	our financial resources;

•	the NEO’s experience, scope of responsibilities, performance and prospects; and

•	internal equity in relation to the other executive officers with similar levels of experience, scope of responsibilities, performance and prospects.

Effective September 1, 2020, the annualized base salaries for our NEOs for the fiscal year ended December 31, 2020 were as follows:

Name	Annualized Base Salary for the Year Ended December 31, 2020
Rodney F. Emery	$55,000
Ella Neyland	450,000
Tim Middleton	450,000
Gustav Bahn	400,000
Jason Stern	400,000

$1,755,000

Annual Cash Incentive Compensation

It is the intention of the Compensation Committee to make a meaningful portion of each of our executives’ compensation in future years contingent on achieving certain performance targets and an executive’s individual objectives in that year. As part of such contingent consideration in future years, during the terms of their employment agreements, our current NEOs (with the exception of Mr. Emery) will be eligible to receive annual cash incentives, each, an “Annual Cash Incentive”, with a target Annual Cash Incentive opportunity of not less than 50% of the executive’s Base Salary, or the “Target Annual Cash Incentive”. Mr. Emery will not be eligible to receive an Annual Cash Incentive because he is currently not a party to an employment agreement with us. For 2020, each of our current NEOs (with the exception of Mr. Emery) earned an Annual Cash Incentive and we agreed, in connection with the Internalization Transaction employment negotiations, that each executive’s Annual Cash Incentive would not be less than his or her full Target Annual Cash Incentive. The annual incentives are determined and payable as soon as practicable after year-end, but no later than March 15.

Long-Term Equity Incentive Awards

Each NEO will also be eligible to receive equity and/or other long-term incentive awards under any applicable plan or program adopted by us during the executive’s term of employment. Except for the grants discussed below, any such long-term incentives will be in the discretion of the board of directors or the Compensation Committee.

Time-Based Equity Awards. The objective of our time-vested equity award component is to attract and retain qualified personnel by offering an equity-based program that is competitive with our peer companies. The Compensation Committee believes that these time-vested awards are necessary to successfully attract qualified executives, including our NEOs and other executive officers, and will continue to be an important incentive for promoting executive and employee retention going forward.

As part of the Internalization Transaction and pursuant to the terms of the employment agreements, we granted initial equity awards to our NEOs (with the exception of Mr. Emery) in September 2020 to encourage retention and alignment with the long-term growth and performance of the Company. Mr. Emery will not be eligible to receive equity awards because he is currently not a party to an employment agreement with us.

On September 1, 2020, the NEOs (with the exception of Mr. Emery) were issued restricted stock grants under the terms of the 2013 Incentive Plan, which grants had been approved by the special committee of the board of directors and the full board of directors. The grants vest 50% on the second anniversary of the closing of the Internalization Transaction, or the Closing, and 50% on the third anniversary of the Closing (collectively, the “2020 Restricted Stock Awards”).

Vesting of the awards is subject to the executive’s continued employment with the Company through each applicable vesting date, except in the event of the executive’s death or disability, in which case any unvested portion of the awards will become fully vested. The restricted stock awards provide the executives with rights as a stockholder in respect of vested and unvested shares, including the right to vote and the right to dividends (which accrue and are payable at vesting). In the case of restricted stock awards, the Compensation Committee may provide that ordinary cash dividends declared on the shares before they are vested (i) will be forfeited, (ii) will be deemed to have been reinvested in additional shares or otherwise reinvested, or (iii) will be paid or distributed to the executive as accrued.

In the event of a termination of the executive’s employment by the Company without “cause” or by the executive for “good reason” within 12 months following a change in control, any unvested portion of the 2020 Restricted Stock Awards will become fully vested at the time of such termination. Additionally, if the 2020 Restricted Stock Awards are unvested at the time of a Change in Control of the Company (as defined in the employment agreement) and they are not assumed or substituted for equivalent awards as part of the Change in Control transaction, the 2020 Restricted Stock Awards will become fully vested at the time of the Change in Control transaction.

The number of shares of restricted stock granted to each of the executives, as set forth below, was determined by dividing the value of the 2020 Restricted Stock Award for the executive as pursuant to the terms of his or her employment agreement by the then-most recent publicly disclosed estimated value per share as the determined by the Board.

Executive	Number of Shares of 2020 Restricted Stock Awards vesting over 3 years	Grant Date fair value of Restricted Stock Awards
Ella Neyland	29,547	$450,000
Tim Middleton	29,547	450,000
Gustav Bahn	19,698	300,000
Jason Stern	13,132	200,000

	91,924	$1,400,000

Risk Mitigation

Our executive compensation program is designed to achieve an appropriate balance between risk and reward that does not encourage excessive risk-taking. We believe that our annual cash incentive program and equity compensation program contain appropriate risk mitigation factors, as summarized below:

•	cap on award;

•	balance of short-term and long-term incentives through annual cash incentives and long-term equity compensation;

•	substantial portion of total compensation is in the form of long-term equity awards; and

•	three-year vesting based on continued service as of the vesting date.

Other Plans, Perquisites and Personal Benefits

Each of our NEOs is eligible to participate in all of our compensatory and benefit plans on the same basis as our other similarly situated employees.

Employment and Severance Arrangements

Mr. Emery’s offer letter and other NEOs’ employment agreements provide for various severance and change in control benefits and other terms and conditions of employment, as described in further detail in “Potential Payments Upon Termination or Change in Control” below.

Employee Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Our executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. We also provide a matching contribution under our 401(k) savings plan to employees generally, including our executives, up to the Internal Revenue Service limitations for matching contributions.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the information required by Item 402(b) of Regulation S-K and, based on such review and discussions, recommended to the board of directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Submitted by the Compensation Committee of

the board of directors:

Ned W. Brines (Chair)

G. Brian Christie

Kerry D. Vandell

The preceding Compensation Report to stockholders is not “soliciting material” and is not deemed “filed” with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act, in whole or in part, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently composed of the directors listed as signatories to the above Compensation Committee Report. During 2020:

•	none of our executive officers was a director of another entity where one of that entity’s executive officers served on the Compensation Committee;

•	no member of the Compensation Committee was during the year or formerly an officer or employee of the Company or any of its subsidiaries;

•	no member of the Compensation Committee was during the year or formerly an officer or employee of the Company or any of its subsidiaries;

•	no member of the Compensation Committee entered into any transaction with our Company in which the amount involved exceeded $120,000;

•	none of our executive officers served on the Compensation Committee of any entity where one of that entity’s executive officers served on the Compensation Committee; and

•	none of our executive officers served on the Compensation Committee of another entity where one of that entity’s executive officers served as a director on our board of directors.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation earned, awarded or paid, as applicable, to our NEOs in the fiscal year ended December 31, 2020, which is the first fiscal year in which our executive officers were paid directly by us following the Internalization Transaction.

Name and principal position	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation(2)	Total Compensation
Rodney F. Emery, Chairman of the Board and Chief Executive Officer	2020	$18,333	$—	$—	$2,839	$21,172
Ella Neyland, President, Chief Financial Officer and Treasurer	2020	150,000	450,000	225,000	12,585	837,585
Tim Middleton, Chief Investment Officer	2020	150,000	450,000	225,000	14,935	839,935
Gustav Bahn, Chief Legal Officer and Corporate Secretary	2020	133,333	300,000	200,000	12,268	645,601
Jason Stern, Chief Strategy & Administrative Officer	2020	133,333	200,000	200,000	9,998	543,331

		$584,999	$1,400,000	$850,000	$52,625	$2,887,624

(1)

The values for stock in this column reflect the aggregate grant date fair value of restricted stock unit awards granted on September 1, 2020, pursuant to our 2013 Incentive Plan, based on the estimated NAV per share on September 1, 2020 of $15.23. The grants vest 50% on the second anniversary of the Closing and 50% on the third anniversary of the Closing. Additional information regarding these awards appears under the heading “Elements of Executive Compensation—Long-Term Equity Incentive Awards” in the Compensation Discussion and Analysis. The amounts shown in this column reflect the aggregate fair value of shares of restricted stock granted, computed as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(2)

Includes employer contributions to the 401(k) safe harbor contributions, benefit plans; and the value of the cash and stock distributions, as applicable, issued to the NEOs in 2020 on the restricted stock awards granted on September 1, 2020.

GRANTS OF PLAN-BASED AWARDS

The following table summarizes all grants of plan-based awards made to our NEOs in 2020.

Name	Grant Date	All other stock awards: number of shares of stock	Grant date fair value of stock and option awards(1)
Rodney F. Emery	n/a	n/a	n/a
Ella Neyland	9/1/2020	29,547	$450,000
Tim Middleton	9/1/2020	29,547	450,000
Gustav Bahn	9/1/2020	19,698	300,000
Jason Stern	9/1/2020	13,132	200,000

		91,924	$1,400,000

(1)

The values for stock in this column reflect the aggregate grant date fair value of restricted stock unit awards granted on September 1, 2020, pursuant to our 2013 Incentive Plan, based on the estimated NAV per share on September 1, 2020 of $15.23. The grants vest 50% on the second anniversary of the Closing and 50% on the third anniversary of the Closing. Additional information regarding these awards appears under the heading “Elements of Executive Compensation - Long-Term Equity Incentive Awards” in the Compensation Discussion and Analysis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END DECEMBER 31, 2020

The following table presents information about our NEOs’ outstanding equity awards as of December 31, 2020. The equity awards reported as Stock Awards consist of unvested time-based restricted stock units.

Name	Stock Awards
	Number of shares or units of stock that have not yet vested(1)	Market value of shares or units of stock that have not vested(2) ($)
Rodney F. Emery	n/a	n/a
Ella Neyland	29,547	$450,000
Tim Middleton	29,547	450,000
Gustav Bahn	19,698	300,000
Jason Stern	13,132	200,000

	91,924	$1,400,000

(1)

The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, provided that the NEO remains continuously employed by us on each such date, pursuant to the NEO’s restricted stock grant agreement.

(2)	Market value is based on estimated value per share of $15.23 as of December 31, 2020.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE

We provide additional disclosure below of factors relating to the Summary Compensation Table, including descriptions of the employment agreements with our NEOs and offer letter with Mr. Emery. For further narrative disclosures concerning the information set forth in the Summary Compensation Table, please see the “Compensation Discussion and Analysis” section above.

Employment Agreements

On September 1, 2020, SRS entered into employment agreements, collectively, the “Employment Agreements”, as amended by Amendment No. 1 of the Employment Agreements with each of Messrs. Middleton, Stern and Bahn and Ms. Ella S. Neyland.

Term. The Employment Agreements became effective as of the Closing and will continue in effect through the third anniversary of the Closing which is referred to as the “Initial Term”, unless terminated sooner pursuant to the Employment Agreements. Commencing on the last day of the Initial Term and on each subsequent anniversary of such date, the term of the Employment Agreements shall be automatically extended for successive one-year periods; provided, however, that either the Company or the executive may elect not to extend the term of employment by giving at least 180 days prior written notice.

Compensation. The Employment Agreements provide that Messrs. Middleton, Stern and Bahn, and Ms. Neyland will receive an annual base salary of $450,000, $400,000, $400,000, and $450,000, respectively. Messrs. Middleton, Stern, Bahn and Ms. Neyland will be eligible to receive an annual cash incentive with a target amount of at least 50% of his or her annual base salary (each, a “Target Annual Incentive”), based on criteria and goals established by the Board or a Board committee; provided that their 2020 annual incentives were not less than the full Target Annual Incentives.

The Executives will also be eligible to receive equity and/or other long-term incentive awards, in the discretion of the Board or the Compensation Committee.

Subject to each executive’s continued employment through the grant date, in the third quarter of calendar year 2020, Messrs. Middleton, Bahn, Stern and Ms. Neyland received 2020 Restricted Stock Awards with a grant date fair value of $450,000, $300,000, $200,000, and $450,000, respectively, each to be granted under and subject to the terms of the 2013 Incentive Plan and award agreements. The 2020 Restricted Stock Awards will vest ratably over three years following the grant date, subject to the executive’s continuous employment through the applicable vesting dates, with certain exceptions.

Subject to each executive’s continued employment through the grant date, in the first quarter of calendar year 2021, Messrs. Middleton, Bahn, Stern and Ms. Neyland will receive an award of time-based restricted stock, or the “Time-Based 2021 Award”, with a grant date fair value of $225,000, $200,000, $200,000, and $225,000, respectively, each to be granted under and subject to the terms of the 2013 Incentive Plan and award agreements. The Time-Based 2021 Awards will vest ratably over three years following the grant date, subject to the executive’s continuous employment through the applicable vesting dates, with certain exceptions.

The executives will also be eligible to participate in all employee benefit programs made available to the Company’s employees generally from time to time and to receive certain other perquisites, each as described in their respective Employment Agreement.

Severance. Under the Employment Agreements, if the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” (as each term is defined in the Employment Agreements) and the executive executes a release of claims, the executive will be entitled to (1) a series of cash payments totaling a multiple of one if the termination does not occur within 12 months after a Change in Control of the Company and one and one half if the termination occurs within 12 months after a Change in Control of the sum of his or her then-current base salary and Target Annual Incentive for the then-current calendar year (annualized if the termination occurs in 2020); (2) vesting of all outstanding equity-based awards that are subject solely to time-based vesting conditions and (3) if the Executive elects continuation of coverage under the Company’s group health plan, continuation of subsidized health care coverage for 12 months (or 18 months in the case of a Change of Control) or, if earlier, until the executive becomes eligible for health care coverage from another employer or eligibility for continuation of coverage under any Company group health plan ends.

Under the 2013 Incentive Plan, with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control (see 2013 Incentive Plan for a definition of “change of control”, “cause” and “good reason” related to the plan): if within two years after the effective date of the change in control, an executive’s employment is terminated without cause or the executive resigns for good reason, then (i) all of that executive’s outstanding options and other awards in the nature of rights that may be exercised will become fully exercisable, (ii) all time-based vesting restrictions on his or her outstanding awards will lapse, and (iii) the payout level under all of that executive’s performance-based awards that were outstanding immediately prior to effective time of the change in control will be determined and deemed to have been earned as of the date of termination based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the date of termination occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target (measured as of the end of the calendar quarter immediately preceding the date of termination), if the date of termination occurs during the second half of the applicable performance period, and, in either such case, there will be a pro rata payout to such executive within sixty (60) days following the date of termination of employment unless a later date is required, based upon the length of time within the performance period that has elapsed prior to the date of termination of employment. Upon the occurrence of a change in control, and except with respect to any awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by a committee of the board or the board of directors: (i) outstanding options and other awards in the nature of rights that may be exercised shall become fully exercisable, (ii) time-based vesting restrictions on outstanding awards shall lapse, and (iii) the target payout opportunities attainable under outstanding performance-based awards shall be deemed to have been fully earned as of the effective date of the change in control based upon (A) an assumed achievement of all relevant performance goals at the “target” level if the change in control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target measured as of the date of the change in control, if the change in control occurs during the second half of the applicable performance period, and, in either such case, there will be a pro rata payout to the executives within sixty (60) days following the change in control (unless a later date is required), based upon the length of time within the performance period that has elapsed prior to the change in control. Any awards shall thereafter continue or lapse in accordance with the other provisions of the 2013 Incentive Plan and the Award Certificate.

Employee Benefits. Amendment No. 1 to the Employment Agreements provides that, effective January 1, 2021, each executive have an unlimited amount of paid time off each calendar year. Any accrued but unpaid paid time off as of January 1, 2021 will be paid to the executives by the Company.

Each Employment Agreement also contains covenants relating to the treatment of confidential information and intellectual property matters and restrictions on the ability of each of the executives on the one hand and the Company on the other hand to disparage the other.

Offer Letter to our Chief Executive Officer

In connection with the Internalization Transaction, on September 1, 2020, Rodney F. Emery accepted an offer letter of employment, which sets forth the terms and conditions of Mr. Emery’s service as the Company’s Chief Executive Officer, or the Offer Letter. The Offer Letter provides that Mr. Emery’s employment with SRS will be at-will. Mr. Emery’s annual base salary will be $55,000, which will be subject to applicable deductions and withholdings and paid in accordance with the Company’s regular payroll practices. Mr. Emery will be eligible for the same benefit programs as the Company offers to similarly situated employees from time to time, subject to eligibility requirements and the terms of those programs.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As described above, the Employment Agreements provide our named executive officers with, among other things, base salary, incentive and certain payments at, following and/or in connection with certain terminations of employment or a change in control involving the Company. As used above, the terms “cause,” “change in Control,” “disability” and “good reason” shall have the respective meanings set forth in the respective employment agreements and award agreements, as applicable.

SUMMARY OF POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Name	Benefits	Change in control without termination of employment on 12/31/2020	Termination by the Company for Cause	Voluntary termination by executive without good reason	Resignation of all other positions	Termination by Company without Cause or Resignation with Good Reason as of 12/31/2020 ($)	Retirement on 12/31/2020(1) ($)	Termination due to death or disability as of 12/31/2020 ($)
Rodney F. Emery
	Base Severance Payment	$—	$—	$—	$—	$—	$—	$—
	Accelerated Vesting of Restricted Stock Awards	—	—	—	—	—	—	—
	Other(2)	—	—	—	—	—	—	—

	Total	$—	$—	$—	$—	$—	$—	$—
Ella Neyland
	Base Severance Payment	$1,237,500	$—	$—	$—	$900,000	$225,000	$225,000
	Accelerated Vesting of Restricted Stock Awards	450,000	—	—	—	450,000	—	—
	Other(2)	7,722	—	—	—	5,148	—	—

	Total	$1,695,222	$—	$—	$—	$1,355,148	$225,000	$225,000
Tim Middleton
	Base Severance Payment	$1,237,500	$—	$—	$—	$900,000	$225,000	$225,000
	Accelerated Vesting of Restricted Stock Awards	450,000	—	—	—	450,000	—	—
	Other(2)	27,645	—	—	—	18,430	—	—

	Total	$1,715,145	$—	$—	$—	$1,368,430	$225,000	$225,000
Gustav Bahn
	Base Severance Payment	$1,100,000	$—	$—	$—	$800,000	$200,000	$200,000
	Accelerated Vesting of Restricted Stock Awards	300,000	—	—	—	300,000	—	—
	Other(2)	18,447	—	—	—	12,298	—	—

	Total	$1,418,447	$—	$—	$—	$1,112,298	$200,000	$200,000

Name	Benefits	Change in control without termination of employment on 12/31/2020	Termination by the Company for Cause	Voluntary termination by executive without good reason	Resignation of all other positions	Termination by Company without Cause or Resignation with Good Reason as of 12/31/2020 ($)	Retirement on 12/31/2020(1) ($)	Termination due to death or disability as of 12/31/2020 ($)
Jason Stern
	Base Severance Payment	$1,100,000	$—	$—	$—	$800,000	$200,000	$200,000
	Accelerated Vesting of Restricted Stock Awards	200,000	—	—	—	200,000	—	—
	Other(2)	27,409	—	—	—	18,273	—	—

	Total	$1,327,409	$—	$—	$—	$1,018,273	$200,000	$200,000

(1)

The NEOs are only entitled to the vested amount of their respective accounts under the 2013 Incentive Plan as of the retirement or termination date. Additionally, the NEOs will not receive any additional compensation upon retirement, and any accelerated vesting of their equity awards may be subject to the discretion of the Compensation Committee.

(2)	Includes healthcare benefits and vesting in full of the unvested amount of the NEO’s account pursuant to the terms of the NEOs’ respective employment agreements.

For purposes of the table above, we have made the following assumptions where applicable:

•	the date of termination is December 31, 2020;

•	the payments are based on the terms of the NEO’s respective employment agreements and the applicable award agreements governing unvested equity awards;

•

the NEOs’ respective restricted stock unit awards were assumed, continued, converted or replaced with a substantially similar award by the Company or a successor entity or its parent or subsidiary in connection with a Change in Control;

•	there is no earned, accrued but unpaid salary;

•	the premiums for the NEO’s health plan coverage, life insurance, long-term disability insurance and accidental death and dismemberment insurance is constant throughout the year.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Rodney F. Emery, Chief Executive Officer, or the CEO:

For 2020, our last completed fiscal year:

•	the annual total compensation of the employee identified at median of our company (other than our CEO), was $17,171; and

•	the annual total compensation of the CEO for purposes of determining the CEO Pay Ratio was $17,811.

The annual total compensation is based on compensation earned from September 1, 2020 through December 31, 2020. Prior to September 1, 2020, we had no employees. On August 31, 2020, we completed our

Internalization Transaction and our current management and investment teams, who were previously employed by our Former Advisor, became employed by an indirect subsidiary of ours.

Based on this information, for 2020, the ratio of the annual total compensation of Mr. Emery, our Chief Executive Officer, to the median of the annual total compensation of all employees was estimated to be 104%.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the “median employee,” the methodology and the material assumptions, adjustments, and estimates that we used were as follows: (a) we determined that, as of December 31, 2020, our employee population consisted of approximately 639 individuals, and (b) to identify the “median employee” from our employee population, we collected actual base salary, incentive paid, and any overtime paid during the period from September 1, 2020 through December 31, 2020.

DIRECTOR COMPENSATION

We have provided below certain information regarding compensation earned by or paid to our directors during the fiscal year ended December 31, 2020:

Name	Fees Earned or Paid in Cash in 2020(1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation(2)	Total
G. Brian Christie(3)(4)	$199,000	$75,000	$—	$—	$—	$8,764	$282,764
Thomas H. Purcell(3)(4)	216,500	75,000	—	—	—	—	291,500
Kerry D. Vandell(3)(4)	204,500	75,000	—	—	—	—	279,500
Ned W. Brines(3)(4)(5)	178,750	127,795	—	—	—	—	306,545
Stephen R. Bowie(3)(4)(5)	176,250	127,795	—	—	—	—	304,045
Ella S. Neyland(6)	—	—	—	—	—	6,357	6,357
Rodney F. Emery(6)	—	—	—	—	—	—	—
Ana Marie del Rio(6)	—	—	—	—	—	—	—

	$975,000	$480,590	$—	$—	$—	$15,121	$1,470,711

(1)	The amounts shown in this column include payments made to members of the special committee, which was formed during the year ended December 31, 2018. The members of the special committee are our independent directors. It was agreed that each independent director will receive retainers of $50,000 with the special committee chairperson receiving an additional $10,000. In addition, each member receives meeting fees as described below; provided there is no daily limit for special committee meeting fees.
(2)	The amounts shown in this column include reimbursements to our directors primarily for travel to board meetings.
(3)	Independent directors.
(4)

On December 3, 2020, each of our five independent directors was granted 4,924 shares of restricted common stock in connection with their re-election to the board of directors pursuant to our Independent Directors Compensation Plan (described below). The grant date fair value of the stock was $15.23 per share for an aggregate amount of $75,000 for each independent director. Of these shares of restricted common stock granted in 2020, each independent director had 4,924 shares of restricted common stock that remain unvested as of December 31, 2020. The amounts shown in this column reflect the aggregate fair value of shares of restricted stock granted, computed as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(5)	On March 6, 2020, we issued 3,333 restricted shares of our common stock to each of Ned W. Brines and Stephen R. Bowie in connection with their appointment to our board of directors.
(6)	Directors who are also our executive officers or executive officers of our affiliates do not receive compensation for services rendered as a director.

Cash Compensation

During the year ended December 31, 2019 and through September 15, 2020, we paid each of our independent directors:

•	an annual retainer of $55,000 in cash (the audit committee chairperson receives an additional $10,000 annual retainer);

•	$2,500 for each in-person board of directors meeting attended;

•	$1,500 for each in-person committee meeting attended; and

•	$1,000 for each teleconference meeting of the board of directors or committee.

We did not pay in excess of $4,000 for any one set of meetings attended on any given day.

On September 15, 2020, in consultation with FPL, our board of directors approved the following annual compensation amounts for our independent directors, effective on September 15, 2020:

•

an annual retainer of $75,000 in cash and $75,000 in stock pursuant to the independent directors’ compensation plan described below (the audit committee chairperson receives an additional $15,000 annual retainer, the Compensation Committee chairperson receives an additional $10,000 annual retainer, the nominating and corporate governance committee chairperson receives an additional $10,000 annual retainer, and the lead independent director receives an additional $25,000 annual retainer);

•	$2,000 for each in-person or telephonic board of directors meeting attended; and

•	$2,000 for each in-person or telephonic committee meeting attended.

We will not pay in excess of $4,000 for any one set of meetings attended on any given day. Further, directors may elect to receive any cash fees in fully-vested shares of common stock of the Company.

On March 3, 2021, the Compensation Committee determined that Mr. Purcell should receive compensation ($2,000 per meeting) for attending committee meetings as lead independent director, but not as a committee member.

Equity Plan Compensation

Our board of directors has approved and adopted an independent directors’ compensation plan, which operates as a sub-plan of our long-term incentive plan. Prior to the closing of the Internalization Transaction on August 31, 2020 (the “Closing”), under the independent directors’ compensation plan and subject to such plan’s conditions and restrictions, each of our then-independent directors was entitled to receive 3,333 shares of restricted common stock once we raised $2,000,000 in gross offering proceeds from our public offering. Each subsequent independent director that joined our board of directors received 3,333 shares of restricted common stock upon election to our board of directors. In addition, on the date following an independent director’s re-election to our board of directors, he or she received 1,666 shares of restricted common stock.

On September 15, 2020, our board of directors approved an amendment to the independent directors’ compensation plan, according to which, each of our current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or subsequent annual election to our board of directors. The shares of restricted common stock granted pursuant to our independent directors’ compensation plan generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or “disability”, or (2) a “change in control” of the Company (as such terms are defined in the incentive plan).

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under the Incentive Plan as of December 31, 2020.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders:	—	—	741,594
Equity compensation plans not approved by security holders:	N/A	N/A	N/A

Total	—	—	741,594

Security Ownership of Certain Beneficial Owners

The following table shows, as of March 6, 2021, the amount of our common stock beneficially owned (unless otherwise indicated) by: (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage
Rodney F. Emery(3)	760,698	*
G. Brian Christie	18,253	*
Thomas H. Purcell(4)	25,243	*
Kerry D. Vandell	27,811	*
Ned W. Brines	37,316	*
Stephen R. Bowie	23,971	*
Ella S. Neyland	56,110	*
Ana Marie del Rio	38,397	*
Tim Middleton	31,784	*
Gustav Bahn	19,698	*
Jason Stern	13,132	*
Tiffany Stanley	13,132	*
David Miller	9,849	*

All officers and directors as a group (13 persons)	1,075,394	*

*	Less than 1% of the outstanding common stock.
(1)	The address of each named beneficial owner is c/o Steadfast Apartment REIT, Inc., 18100 Von Karman Avenue, Suite 200, Irvine, CA, 92612.
(2)	None of the shares are pledged as security.
(3)

Includes 26,687 shares owned by SRI, 11,440 shares owned by Steadfast Apartment Advisor III, LLC and 357,511 shares owned by Steadfast Apartment Advisor, LLC, which is primarily indirectly owned and controlled by Rodney F. Emery. Mr. Emery also beneficially owns through SRI 6,155,613.92 Class B OP Units in the Current Operating Partnership.

(4)	Includes 3,806 shares owned by THP Management, LLC, which is primarily owned and controlled by Thomas H. Purcell.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Transactions with Related Persons

The following describes all transactions during the year ended December 31, 2020 involving us, our directors, our Former Advisor, our former sponsor, SRI, and any affiliate thereof. See also Note 10 (Related Party Arrangements) to the consolidated financial statements included in this annual report. Our independent directors are specifically charged with and have examined the fairness of such transactions to our stockholders, and have determined that all such transactions are fair and reasonable to us.

Ownership Interests

On September 3, 2013, SRI purchased 13,500 shares of our common stock for an aggregate purchase price of $202,500 and was admitted as our initial stockholder. SRI is controlled indirectly by Rodney F. Emery, our Chairman of the board of directors and Chief Executive Officer, through Steadfast REIT Holdings, LLC, or Steadfast Holdings. Ms. Ana Marie del Rio, our former secretary and a director, owns a 6.3% interest in Steadfast Holdings. Since 2014, Ms. Neyland has earned an annual 5% profit interest from Steadfast Holdings.

On September 3, 2013, our Former Advisor, Steadfast Apartment Advisor, LLC, purchased 1,000 shares of our convertible stock for an aggregate purchase price of $1,000, or the Convertible Stock. In connection with the SIR Merger and STAR III Merger on March 6, 2020 (described below), our Former Advisor exchanged the Convertible Stock for new non-participating, non-voting Class A convertible stock, or the Class A Convertible Stock. Prior to the closing of the Internalization Transaction, our Former Advisor owned 100% of the outstanding Class A Convertible Stock. Following the SIR Merger and the STAR III Merger, SRI owned directly and indirectly 327,873 shares of our common stock. As of December 31, 2020, SRI owned directly and indirectly 395,638 shares of our common stock.

The Mergers

On August 5, 2019, we, SIR, STAR Operating Partnership, our wholly-owned subsidiary, SIR OP, the operating partnership of SIR, and SIR Merger Sub, entered into the SIR Merger Agreement. Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the SIR Merger. Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the MGCL, the separate existence of SIR ceased.

On August 5, 2019, we, STAR III, STAR Operating Partnership, STAR III OP, the operating partnership of STAR III, and STAR III Merger Sub, entered into the STAR III Merger Agreement. Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the STAR III Merger. Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

Each of SIR and STAR III was sponsored by SRI and externally managed by affiliates of our Former Advisor.

Convertible Stock

Prior to completion of the Mergers on March 6, 2020, our then-outstanding Convertible Stock would have been converted into shares of our common stock if and when: (A) we had made total distributions on the then-outstanding shares of our common stock equal to the original issue price of those shares plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (B) we listed our common stock for trading on a national securities exchange, or (C) the Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). In the event of a termination or non-renewal of the Advisory Agreement for cause, all of the shares of the Convertible Stock would have been repurchased by us for $1.00. In general, each share of Convertible Stock would have been converted into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) our “enterprise value” plus the aggregate value of distributions paid to date on the then-outstanding shares of our common stock over (2) the aggregate purchase price paid by stockholders for those outstanding shares of common stock plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of those outstanding shares, divided by (B) our enterprise value divided by the number of outstanding shares of common stock on an as-converted basis, in each case calculated as of the date of the conversion.

In connection with the Mergers, we and our Former Advisor exchanged the then-outstanding Convertible Stock for new Class A Convertible Stock. The Class A Convertible Stock would have been converted into shares of our common stock if (1) we had made total distributions of money or other property to its stockholders (with respect to SIR and STAR III, including in each case distributions paid to SIR and STAR III stockholders prior to the closing of the Mergers), which we refer to collectively as the “Class A Distributions,” equal to the original issue price of our shares of common stock, shares of common stock of SIR and shares of common stock of STAR III (the “Common Equity”), plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) we listed our common stock for trading on a national securities exchange or entered into a merger whereby holders of our common stock received listed securities of another issuer or (3) the Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement), each of the above is referred to as a “Triggering Event.” Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of our common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the “Class A Enterprise Value” plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeded (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of our outstanding common shares on an as-converted basis as of the date of Triggering Event.

As discussed below, in connection with the Internalization Transaction we purchased all of the Class A Convertible Stock from our Former Advisor for $1,000.

Pre-Internalization Operating Partnership Merger

On August 28, 2020, through a series of transactions, STAR OP and STAR III OP merged with and into SIR OP, with SIR OP surviving as our sole operating partnership. SIR OP’s name changed to “Steadfast Apartment REIT Operating Partnership, L.P.” following the operating partnership mergers.

Pre-Internalization Advisory Agreement Amendment and Joinder Agreement

On August 31, 2020, prior to the Closing, we, our Former Advisor and STAR OP entered into the Joinder Agreement pursuant to which our operating partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, we, our Former Advisor and our Current Operating Partnership entered into the First Amendment to the Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to our Former Advisor commencing on or after September 1, 2020 will be paid by our operating partnership in cash.

Internalization Transaction

On August 31, 2020, our operating partnership, as contributee, and the Company, as the general partner of the operating partnership, entered into the Contribution & Purchase Agreement with SRI, which provided for the internalization of the Company’s external management functions provided by our Former Advisor and its affiliates. The Internalization Transaction closed on August 31, 2020, and, as a result, we are now self-managed.

Pursuant to the Contribution & Purchase Agreement, between us, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in SRSH, a Delaware limited liability company, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (i) $31,249,000 in cash and (ii) 6,155,613.92 in Class B OP Units, having the agreed value set forth in the Contribution & Purchase Agreement, or the OP Unit Consideration. In addition, we purchased all of our Class A Convertible Stock held by the Former Advisor for $1,000. Further, Steadfast Investment Properties, Inc., an affiliate of our Former Advisor, or SIP, granted to the Current Operating Partnership a five-year, non-exclusive, non-transferable, non-sublicenseable, royalty-free license to use the name, trademark, and service mark “Steadfast,” and certain domain names, as set forth and subject to the terms and conditions of a certain trademark license agreement. In connection with the Internalization Transaction, we also entered into the following agreements:

Transition Services Agreement

As a condition to the Closing, on August 31, 2020, we and SIP entered into the Transition Services Agreement, pursuant to which, commencing on August 31, 2020 until March 31, 2021, unless earlier terminated pursuant to the Transition Services Agreement or extended by mutual consent, SIP will continue to provide certain operational and administrative support at cost plus 15% to us, which may include support relating to, without limitation, shared legal and tax support as set forth in the Transition Services Agreement. Similarly, we agreed to provide certain services to SIP and its affiliates at cost plus 15%, which may include acquisition, disposition and financing support, legal support, shared information technology and human resources.

SRI Property Management Agreements

In connection with the Internalization Transaction, we terminated our existing property-level property management agreements with Steadfast Management Company, Inc., and affiliate of SRI (the “Former Property Manager”). On August 31, 2020, SRS, our indirect wholly-owned subsidiary, entered into the SRI Property Management Agreements with an affiliate of SRI to provide property management services in connection with certain properties owned by SIP or its affiliates. Pursuant to each Property Management Agreement, SRS receives a monthly management fee equal to 2.0% of each property’s gross collections for such month. Each Property Management Agreement has an initial one-year term and will continue thereafter on a month-to-month basis unless the owner of the property terminates the Property Management Agreement with 60 days’ prior written notice or upon the determination of gross negligence, willful misconduct or bad acts of SRS or its employees with 30 days’ prior written notice to SRS. After the first one-year term, either party may terminate the Property Management Agreement in the event of a material breach that remains uncured for a period of 30 days after written notification of such breach.

Registration Rights Agreement

As a condition to the Closing, on August 31, 2020, we, our Current Operating Partnership and SRI entered into a registration rights agreement, or the Registration Rights Agreement. Upon the terms and conditions in the Contribution & Purchase Agreement, the Class B OP Units will be redeemable for shares of our common stock. Pursuant to the Contribution & Purchase Agreement, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022, or the Lock-Up Expiration. Beginning on the fifth anniversary of the Closing, SRI (or any successor holder) may request us to register for resale under the Securities Act of 1933, as amended, shares of our common stock issued or issuable to such holder. We agreed to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. We will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants SRI (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Non-Competition Agreement

As a condition to the Closing, on August 31, 2020, we entered into a Non-Competition Agreement, or the Non-Competition Agreement, with Rodney F. Emery, the largest indirect owner of SRI and our Chairman of the board of directors and Chief Executive Officer, providing that from the date of the Closing until the date that is 30 months from August 31, 2020, or the Restricted Period, in general, Mr. Emery shall not, directly or indirectly, (1) solicit certain employees or service providers of the Company, subject to certain exceptions, or (2) solicit certain customers, vendors, suppliers, agents, partners or other similar parties with the purpose of causing such parties or their affiliates to cease doing business with us or otherwise interfere with our business relationships with third parties.

Further, during the Restricted Period, Mr. Emery, subject to limited exceptions provided in the Non-Competition Agreement, in general (1) shall not, and shall cause his respective affiliates not to, engage in the business of managing, operating, directing and supervising the operations and administration of multifamily assets of the class and type owned by us as of August 31, 2020, or the Assets, (such business activities described in this subsection (1) being the “Restricted Business”), (2) shall, consistent with past practice, present each opportunity and investment fully and accurately to our board of directors prior to his or his affiliates acquisition of any Assets and only make such investment on behalf of himself or his affiliates if our board of directors declines the opportunity; and (iii) shall not engage with or otherwise acquire an interest in, directly or indirectly, any business or enterprise that primarily engage in the Restricted Business in an area within a two-mile radius of each Asset owned or managed by us as of the Closing.

Further, each of SRS, us and our Current Operating Partnership agreed that, in general, during the Restricted Period, each will not solicit any employee of SRI or its affiliates or attempt to assist any such employee to enter into any other consulting or business relationship with SRS, us and our operating partnership, subject to certain limitations.

Sub-Lease

In connection with the Internalization Transaction, SRS, entered into a sub-lease agreement, or the Sub-Lease, with the Former Property Manager on September 1, 2020, for its headquarters in Irvine, California. The Sub-Lease also includes certain furniture and fixtures, which will become the property of SRS at the end of the lease term. As of December 31, 2020, the Sub-Lease has a remaining lease term of 17 months with no option to renew. The monthly sub-lease expense is recognized on a straight line basis over the remaining term of the Sub-Lease. As of December 31, 2020, as it pertains to the Sub-Lease of the office space, we recorded an operating lease right-of-use asset, net of $1,339,591 and an operating lease liability, net of $1,346,835. As of December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, we recognized a finance lease right-of-use asset, net of $16,845 and a finance lease liability, net of $17,020.

Third A&R Partnership Agreement

As a condition to the Closing, on August 31, 2020, we, as the general partner and parent of the Current Operating Partnership, SRI and the other limited partners in the operating partnership entered into the Third A&R Partnership Agreement to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by the SIR advisor and STAR III advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued in the Internalization Transaction.

Our Prior Relationships with our Former Advisor and our Former Sponsor

Prior to the Closing, Steadfast Apartment Advisor, LLC was our advisor and, as such, supervised and managed our day-to-day operations and selected our real property investments and real estate-related assets, subject to oversight by our board of directors. Our Former Advisor also provided marketing, sales and client services on our behalf. Our Former Advisor is owned by SRI, our former sponsor. Mr. Emery, our Chairman of the board of directors and Chief Executive Officer, owned an 86% interest in Steadfast Holdings, the parent of our former sponsor, Ms. del Rio, our former Secretary and affiliated director, owned a 7% interest in Steadfast Holdings. Since 2014, Ms. Neyland earned an annual 5% profit interest from Steadfast Holdings. Pursuant to the Third Amended and Restated Operating Agreement of our former sponsor, effective as of January 1, 2014, as amended, distributions are allocated to each member of our former sponsor in an amount equal to such member’s accrued and unpaid 10% preferred return, as defined in the Third Amended and Restated Operating Agreement. Thereafter, all distributions to the other members were subordinated to distributions to Steadfast Holdings, until Steadfast Holdings had received an amount equal to certain expenses, including certain organization and offering costs, incurred by Steadfast Holdings and its affiliates on our behalf.

During the year ended December 31, 2019 and eight months ended August 31, 2020, all of our other officers and directors, other than our independent directors, were officers of our Former Advisor and officers, limited partners and/or members of our former sponsor and other affiliates of our Former Advisor.

Prior to the Closing, we and our operating partnership operated pursuant to the Advisory Agreement with our Former Advisor.

Services provided by our Former Advisor under the terms of the Advisory Agreement included the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring investments on our behalf in compliance with our investment objectives and policies;

•	sourcing and structuring our loan originations;

•	arranging for financing and refinancing of investments;

•	entering into service agreements for our loans;

•	supervising and evaluating each loan servicer’s and property manager’s performance;

•	reviewing and analyzing the operating and capital budgets of the properties underlying our investments and the properties we may acquire;

•	entering into leases and service contracts for our properties;

•	assisting us in obtaining insurance;

•	generating our annual budget;

•	reviewing and analyzing financial information for each of our assets and our overall investment portfolio;

•	formulating and overseeing the implementation of strategies for the administration, promotion, management, financing and refinancing, marketing, servicing and disposition of our investments;

•	performing investor relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;

•	engaging and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

The above summary is provided to illustrate the material functions that our Former Advisor performed for us as an advisor and is not intended to include all of the services that were provided to us by our Former Advisor, its affiliates or third parties.

Fees and Expense Reimbursements Paid to our Former Advisor

Pursuant to the terms of our Advisory Agreement, we paid our Former Advisor the fees described below during the year ended December 31, 2020.

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Prior to the completion of the Mergers on March 6, 2020, we paid our Former Advisor an acquisition fee of 1.0% of the cost of investment, which includes the amount actually paid or budgeted to fund the acquisition, origination, development, construction or improvement (i.e., value-enhancement) of any real property or real estate-related asset acquired. Following the completion of the Mergers on March 6, 2020 and until the Closing, we paid our Former Advisor a monthly acquisition management fee of 0.5%, which was calculated on the same basis as described above. For the year ended December 31, 2020, we incurred and paid to our Former Advisor acquisition fees of $17,717,639, which includes an acquisition fee of $16,281,487 following the completion of the Mergers on March 6, 2020.

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Prior to the completion of the Mergers on March 6, 2020, we paid our Former Advisor a loan coordination fee equal to 1.0% of the initial amount of the new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of a property or a real estate-related asset. In addition, in connection with any financing or the refinancing of any debt (in each case, other than identified at the time of the acquisition of a property or a real estate-related asset), we paid our Former Advisor or its affiliate a loan coordination fee equal to 0.75% of the amount of debt financed or refinanced. In some instances, we and our Former Advisor agreed to a loan coordination fee of $100,000 per loan refinanced.

Following the completion of the Mergers on March 6, 2020 and until the Closing, we paid our Former Advisor or one of its affiliates, in cash, the loan coordination fee equal to 0.5% of (1) the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of any type of real estate asset or real estate-related asset acquired directly or (2) our allocable portion of the purchase price, and therefore, the related debt in connection with the acquisition or origination of any type of real estate asset or real estate-related asset acquired through a joint venture. In connection with the Mergers, we paid our Former Advisor a loan coordination fee of $7,910,205. Following the completion of the Mergers on March 6, 2020 and until the Closing, compensation for services rendered in connection with any financing or the refinancing of any debt (in each case, other than at the time of the acquisition of a property), we also paid our Former Advisor or one of its affiliates, in the form of shares equal to such amount, a loan coordination fee equal to 0.5% of the amount refinanced or our proportionate share of the amount refinanced in the case of investments made through a joint venture. For the year ended December 31, 2020, we incurred $10,417,723 and paid $11,017,723 of loan coordination fees, including $1,116,700 paid in shares of our common stock.

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Prior to the completion of the Mergers on March 6, 2020, we paid our Former Advisor a monthly investment management fee equal to one-twelfth of 1.0% of (1) the cost of real properties and real estate-related assets acquired directly by us or (2) our allocable cost of each investment in real property or real estate related asset acquired through a joint venture. The investment management fee was calculated including the amount actually paid or budgeted to fund acquisition fees, acquisition expenses, cost of development, construction or improvement and any debt attributable to such investments, or our proportionate share thereof in the case of investments made through joint ventures. Following the completion of the Mergers on March 6, 2020 and until the Closing, we paid our Former Advisor a monthly investment management fee, which was calculated on the same basis as described above, and payable 50% in cash and 50% in shares of our common stock. For the year ended December 31, 2020, we incurred investment management fees to our Former Advisor of $19,795,719. During the same period we paid $23,941,964 in investment management fees to our Former Advisor, including $8,367,339 paid in shares of our common stock.

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Prior to the completion of the Mergers on March 6, 2020, if our Former Advisor or its affiliates provided a substantial amount of services in connection with the sale of a property or real estate-related asset as determined by a majority of our independent directors, we paid our Former Advisor or its affiliates a fee equivalent to one-half of the brokerage commissions paid, but in no event to exceed 1.0% of the sales price of each property or real estate-related asset sold. Following the completion of the Mergers on March 6, 2020 and until the Closing, the disposition fee payable to our Former Advisor was one-half of the brokerage commissions paid, but in no event to exceed 0.5% of the sales price of each property or real estate-related asset sold. To the extent the disposition fee was paid upon the sale of any assets other than real property, it was included as an operating expense for purposes of the 2%/25% Limitation (discussed below). In connection with the sale of securities, the disposition fee could have been paid to an affiliate of our Former Advisor that is registered as a FINRA member broker-dealer if applicable FINRA rules would prohibit the payment of the disposition fee to a firm that is not a registered broker-dealer. For the year ended December 31, 2020, we incurred $594,750 and paid $1,185,750 of disposition fees.

In addition to the fees we paid to our Former Advisor pursuant to the Advisory Agreement, we also reimbursed our Former Advisor and its affiliates for the costs and expenses described below.

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We reimbursed our Former Advisor and its affiliates for organization and offering expenses, for actual legal, accounting, tax, printing, mailing and filing fees, charges of our transfer agent, expenses of organizing the company, data processing fees, advertising and sales literature costs, out-of-pocket due diligence costs, and amounts to reimburse our Former Advisor or its affiliates for the salaries of its employees and other costs in connection with preparing supplemental sales materials and providing other administrative services in connection with our initial public offering. Any such reimbursement did not exceed actual expenses incurred by our Former Advisor. For the year ended December 31, 2020, we paid $50,063 to our Former Advisor for the reimbursement of organization and offering expenses and wrote off $21,224 in accrued trailing commissions relating to accounts moved out of network and thus not payable by us. Following the termination of our initial public offering, our Former Advisor had an obligation to reimburse us to the extent total organization and offering expenses (including sales commissions and dealer manager fees) borne by us exceeded 15% of the gross proceeds raised in the initial public offering. Total organization and offering expenses borne by us did not exceed 15% of the gross offering proceeds in our public offering.

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Subject to the 2%/25% Guidelines discussed below, we reimbursed our Former Advisor for all expenses incurred by our Former Advisor in providing services to us, including our allocable share of our Former Advisor’s overhead such as rent, employee costs, utilities and information technology costs; provided, however, that no reimbursement was made for costs of such personnel to the extent that personnel were used in transactions for which our Former Advisor received an acquisition fee, investment management fee, loan coordination fee or disposition fee or for the employee costs our Former Advisor paid to our executive officers. For the year ended December 31, 2020, we incurred and reimbursed our Former Advisor and its affiliates $3,299,465 and $4,049,159, respectively, for administrative services, which includes $26,901 and $0, of expenses related to services performed pursuant to the Transition Services Agreement.

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We reimbursed our Former Advisor for acquisition expenses incurred related to the selection, evaluation, acquisition and development of real property investments and real estate-related investments as long as total acquisition fees and expenses (including any loan coordination fees at acquisition) relating to the purchase of an investment did not exceed 4.5% of the contract price of the property unless such excess was approved by our board of directors. For the year ended December 31, 2020, we incurred and reimbursed our Former Advisor and its affiliates acquisition expenses of $566,662 and $464,361, respectively.

2%/25% Guidelines

As described above, prior to the Closing, our Former Advisor and its affiliates were entitled to reimbursement of actual expenses incurred for administrative and other services provided to us for which they do not otherwise receive a fee. However, we were not required to reimburse our Former Advisor or its affiliates at the end of any fiscal quarter for “total operating expenses” that for the four consecutive fiscal quarters then ended, or the expense year, exceeded the greater of (1) 2% of our average invested assets or (2) 25% of our net income, which we refer to as the “2%/25% Guidelines,” and our Former Advisor had an obligation to reimburse us quarterly for any amounts by which our total operating expenses exceed the 2%/25% Guidelines in the expense year, unless our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors.

For purposes of the 2%/25% Guidelines, “total operating expenses” means all costs and expenses paid or incurred by us, as determined by GAAP, that are in any way related to our operation or to corporate business, including advisory fees, but excluding (1) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our shares of common stock; (2) interest payments; (3) taxes; (4) non-cash expenditures such as depreciation, amortization and bad debt reserves; (5) incentive fees; (6) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that we do not close) and investment management fees; (7) real estate commissions on the sale of a real property; and (8) other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of real property).

At December 31, 2020, our total operating expenses did not exceed the 2%/25% Guidelines.

Selling Commissions and Fees Paid to our Dealer Manager

The dealer manager for our initial public offering of common stock was Stira Capital Markets Group, LLC (formerly Steadfast Capital Markets Group, LLC), an affiliate of our Former Sponsor. Our dealer manager is a licensed broker-dealer registered with the Financial Industry Regulatory Authority, Inc., or FINRA. As the dealer manager for our initial public offering, Stira Capital Markets Group, LLC was entitled to certain selling commissions, dealer manager fees and reimbursements relating to raising capital. The dealer manager agreement with our dealer manager provided for the following compensation:

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We paid our dealer manager selling commissions of up to 7% of the gross offering proceeds from the sale of our shares, all of which could be reallowed to participating broker-dealers. We allowed a participating broker-dealer to elect to receive the 7% selling commission at the time of sale or elect to have the selling commission paid on a trailing basis. A participating broker-dealer electing to receive a trailing selling commission was paid as follows: 3% at the time of sale and the remaining 4% paid ratably (1% per year) on each of the first four anniversaries of the sale. For the year ended December 31, 2020, we paid $50,063 in trailing selling commissions to our dealer manager.

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We paid our dealer manager a dealer manager fee of 3% of the gross offering proceeds from the sale of our shares (a portion of which could be reallowed to participating broker-dealers). For the year ended December 31, 2020, no dealer manager fees were paid to our dealer manager.

Our dealer manager deregistered as a broker dealer with FINRA and the SEC on December 1, 2020.

Fees and Reimbursements Paid to our Former Property Manager

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Prior to the Closing, we were a party to property management agreements, as amended from time to time, with the Former Property Manager, in connection with the management of our multifamily properties. Pursuant to each property management agreement, we paid our Former Property Manager a monthly management fee equal to a range from 2.5% to 3.5% of each property’s gross revenues (as defined in the respective property management agreements) for each month. For the year ended December 31, 2020, we incurred $5,490,053 and paid $5,963,072 of property management fees, respectively, to our Former Property Manager.

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The property management agreements specified that we were to reimburse the Former Property Manager for the salaries and related benefits of on-site personnel. For the year ended December 31, 2020, we incurred and reimbursed on-site personnel costs of $17,402,120 and $18,847,996, respectively, to our Former Property Manager.

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The property management agreements also specified certain other fees payable to the Former Property Manager for benefit administration, information technology infrastructure, licenses, support and training services and capital expenditures supervision. For the year ended December 31, 2020, we incurred and reimbursed other fees of $4,487,812 and $4,565,383, respectively, to our Former Property Manager.

Payments to our Former Construction Manager

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Prior to the Closing, we were a party to construction management agreements, or each, a Construction Management Agreement, with Pacific Coast Land and Construction, Inc., or our Former Construction Manager, an affiliate of our Former Sponsor, in connection with capital improvements and renovation or value-enhancement projects for certain of our properties. The construction management fee payable with respect to each property under the Construction Management Agreement ranged from 6.0% to 12.0% of the costs of the improvements for which the Former Construction Manager had planning and oversight authority. For the year ended December 31, 2020, we incurred $536,098 and paid $637,156 of construction management fees to our Former Construction Manager.

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The Construction Management Agreements also specified that we were to reimburse the Former Construction Manager for the salaries and related benefits of certain of its employees for time spent working on capital improvements and renovations. For the year ended December 31, 2020, we incurred and reimbursed labor costs of $236,477 and $250,278, respectively, to our Former Construction Manager.

Payments for Development Services

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We are a party to a development services agreement with Steadfast Multifamily Development, Inc., an affiliate of our Former Advisor, or the Developer, in connection with certain development projects, pursuant to which the developer receives a development fee and reimbursement for certain expenses for overseeing the development project. We entered into a Development Services Agreement with the Developer in connection with the Garrison Station, the Arista at Broomfield and the Flatirons development projects that provided for a development fee equal to 4% of the hard and soft costs of the development project (as defined in the applicable development services agreement) as specified in the development services agreement. 75% of the development fee will be paid in 14 monthly installments and the remaining 25% will be paid upon delivery of a certificate of occupancy by the Developer to the Company. For the year ended December 31, 2020, we incurred and paid $553,927 of development services fees to the developer.

Transition Services Agreement

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Pursuant to the Transition Services Agreement (described herein), for the year ended December 31, 2020, we earned $147,175 and received $43,623 in income pursuant to the Transition Services Agreement, respectively. For the year ended December 31, 2020, we incurred and paid $26,901 and $0, respectively, of expenses related to services performed pursuant to the Transition Services Agreement. This is included within other operating expenses incurred of $3,299,465 related to administrative services.

SRI Property Management Agreements

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Pursuant to the SRI Property Management Agreements (described herein), for the year ended December 31, 2020, we earned $288,183, $95,315 and $1,265,938, and received $210,423, $73,335 and $1,092,011, in property management fees, other expense reimbursements and personnel costs reimbursements from SRI, respectively.

•	As of December 31, 2020, we recognized the SRI Property Management Agreements asset, net of $543,332 within other assets on the accompanying consolidated balance sheets included in this annual report.

Other Transactions

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We deposited amounts with an affiliate of SRI to fund a prepaid insurance deductible account to cover the cost of required insurance deductibles across all properties owned by us and other affiliated entities of our former sponsor. Upon filing a major claim, proceeds from the insurance deductible account could be used by us or another affiliate of our former sponsor. In addition, we deposited amounts with an affiliate of our former sponsor to cover the cost of property and property related insurance across certain of our properties. For the year ended December 31, 2020, we incurred and funded $2,450,228 and $1,505,214, respectively, into the prepaid insurance deductible and property insurance accounts to an affiliate of our former sponsor and claimed and received $150,000 and $162,282 in insurance proceeds from an affiliate of our former sponsor upon filing claims.

•	We rented apartment homes to an affiliate of our former sponsor for use as regional offices. For the year ended December 31, 2020, we earned and received $53,162 of rental revenue from our affiliates.

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As a result of the Internalization Transaction, SRI owns 6,155,613.92 Class B OP Units. The Class B OP Units receive distributions at the same rate paid to holders of our common stock and are allocated a share of the Current Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis. For the year ended December 31, 2020, Class B OP Unit holders were allocated $781,640 of our net loss and earned distributions of $1,846,672.

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Subsequent to the Closing and until December 31, 2020, employee benefits were administered by SIP and an insurance carrier. We therefore reimbursed SIP for our employees’ benefits. For the year ended December 31, 2020, we incurred $1,960,412 and reimbursed $1,939,955 of employee benefits to SIP, respectively.

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Pursuant to the terms of the Sub-Lease, as of December 31, 2020, as it pertains to the Sub-Lease of the office space, we recorded an operating lease right-of-use asset, net of $1,339,591 and an operating lease liability, net of $1,346,835. As of December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, we recognized a finance lease right-of-use asset, net of $16,845 and a finance lease liability, net of $17,020. For the year ended December 31, 2020, we incurred $322,066 and $4,255 and paid $314,822 and $4,080, related to the office space and the furniture and fixtures, respectively. See Note 15 (Leases) to the consolidated financial statements included in this annual report for additional details.

Currently Proposed Transactions

Other than as described above, there are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

Policies and Procedures for Transactions with Related Persons

In order to reduce or eliminate certain potential conflicts of interest, our Charter (and our previous Advisory Agreement) contains restrictions and conflict resolution procedures relating to related party transactions. As a general rule, any related party transaction must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

We have also adopted a Code of Ethics (as defined herein) that applies to each of our officers and directors, which we refer to as “covered persons.” The Code of Ethics sets forth certain conflicts of interest policies that limit and govern certain matters among us, covered persons, and their respective affiliates. Our Code of Ethics is available on our website at www.steadfastliving.com. For more information on our Code of Ethics, see “Code of Business Conduct and Ethics.”

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our board of directors and all of the members of the audit committee are “independent” as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). In addition, we have determined that these directors are independent pursuant to the definition of independence in our charter, which is based on the definition included in the North American Securities Administrators Association, Inc.’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007. Our board of directors has determined that G. Brian Christie, Thomas H. Purcell, Kerry D. Vandell, Ned W. Brines and Stephen R. Bowie each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of our board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received any compensation from us or any such other entities except for compensation directly related to service as a director. Therefore, we believe that all of these directors are independent directors.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm

During the years ended December 31, 2020 and 2019, Ernst & Young LLP, or Ernst & Young, served as our independent registered public accounting firm and provided us with certain tax and other services. Ernst & Young has served as our independent auditor since our formation.

Pre-Approval Policies

The audit committee charter imposes a duty on our audit committee to pre-approve all auditing services performed for us by our independent auditors as well as all permitted non-audit services in order to ensure that the provision of such services does not impair the auditors’ independence. In determining whether or not to pre-approve services, our audit committee will consider whether the service is a permissible service under the rules and regulations promulgated by the SEC. Our audit committee, may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2020 and 2019 were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

Our audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, our audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2020 and 2019, are set forth in the table below.

	2020	2019
Audit fees	$1,195,996	$529,125
Audit-related fees	—	208,334
Tax fees	634,180	120,718
All other fees	—	—

Total	$1,830,176	$858,177

For purposes of the preceding table, Ernst & Young’s professional fees are classified as follows:

•

Audit fees - These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

•

Audit-related fees - These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.

•

Tax fees - These are fees for all professional services performed by professional staff in our independent auditor’s tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the Internal Revenue Service and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

•	All other fees - These are fees for any services not included in the above-described categories.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a.	Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at page F-61 of this report:

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

b.	Exhibits

EXHIBIT LIST

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P., SI Subsidiary, LLC, Steadfast Income REIT, Inc. and Steadfast Income REIT Operating Partnership, L.P. (included as Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on August 6, 2019, and incorporated herein by reference).

2.2	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P., SIII Subsidiary, LLC, Steadfast Apartment REIT III, Inc. and Steadfast Apartment REIT III Operating Partnership, L.P. (included as Exhibit 2.2 to the Company’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on August 6, 2019, and incorporated herein by reference).

2.3	Agreement and Plan of Merger dated as of August 28, 2020, by and between Steadfast Income REIT Operating Partnership, L.P. and Steadfast Apartment REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

2.4	Agreement and Plan of Merger dated as of August 28, 2020, by and between Steadfast Apartment REIT Operating Partnership, L.P. f/k/a Steadfast Income REIT Operating Partnership, L.P. and Steadfast Apartment REIT III Operating Partnership, L.P. 2020 (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

2.5	Contribution and Purchase Agreement by and among Steadfast Apartment REIT Operating Partnership, L.P., as Contributee, Steadfast Apartment REIT, Inc. and Steadfast REIT Investments, LLC, as Contributor, dated as of August 31, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

3.1	Articles of Amendment and Restatement of Steadfast Apartment REIT, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, filed December 16, 2013, Commission File No. 333-191049 (“Form S-11 Amendment No. 3”))

3.2	Bylaws of Steadfast Apartment REIT, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11, filed September 6, 2013, Commission File No. 333-191049)

4.1	Form of Subscription Agreement (incorporated by reference to Appendix B to the prospectus, dated April 15, 2015, of the Registrant)

Exhibit	Description

4.2	Form of Distribution Reinvestment Plan (incorporated by reference to Appendix C to the prospectus, dated April 15, 2015, of the Registrant)

4.3	Form of Redemption Request Form (incorporated by reference to Appendix D to the prospectus, dated April 15, 2015, of the Registrant)

4.4	Form of Application for Transfer (incorporated by reference to Appendix E to the prospectus, dated April 15, 2015, of the Registrant)

4.5	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 12 to Form S-11 on Form S-3, filed April 5, 2016, Commission File No. 333-191049)

4.6	Account Update Form (incorporated by reference to Appendix A to Post-Effective Amendment No. 12 to Form S-11 on Form S-3, filed April 5, 2016, Commission File No. 333-191049)

4.7*	Description of Steadfast Apartment REIT, Inc. Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934

10.1	Second Amended and Restated Limited Partnership of Steadfast Apartment REIT Operating Partnership, L.P., dated as of August 28, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.2	Form of Indemnification Agreement (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on May 27, 2020, and incorporated herein by reference)

10.3	Joinder Agreement made and entered into as of August 31, 2020, by and among Steadfast Apartment Advisor, LLC, Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P. f/k/a Steadfast Income REIT Operating Partnership, L.P. (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.4	Amendment No. 1 to the Amended and Restated Advisory Agreement made and entered into as of August 31, 2020, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment Advisor, LLC, and Steadfast Apartment REIT Operating Partnership, L.P. f/k/a Steadfast Income REIT Operating Partnership, L.P. (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.5	Transition Services Agreement, by and between Steadfast Apartment REIT, Inc. and Steadfast Income Properties, Inc., dated as of August 31, 2020 (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.6	Registration Rights Agreement, dated as of August 31, 2020, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast REIT Investments, LLC (included as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.7	Non-Competition Agreement, dated as of August 31, 2020, by and among Rodney F. Emery, STAR REIT Services, LLC, Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P. (included as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

Exhibit	Description

10.8	Third Amended and Restated Limited Partnership Agreement of Steadfast Apartment REIT Operating Partnership, L.P. f/k/a Steadfast Income REIT Operating Partnership, L.P., dated as of August 31, 2020 (included as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.9	Form of Property Management Agreement (included as Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.10	Offer Letter from STAR REIT Services, LLC to Rodney F. Emery, dated as of September 1, 2020 (included as Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.11	Form of Employment Agreement (included as Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.12	Form of Restricted Stock Award Agreement (included as Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020, and incorporated herein by reference)

10.13	Advisory Agreement, dated as of December 13, 2013, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Form S-11 Amendment No. 3)

10.14	Amendment No. 1 to the Advisory Agreement, made and entered into as of November 11, 2014, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 13, 2014)

10.15	Amendment No. 2 to the Advisory Agreement, made and entered into as of November 11, 2015, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 12, 2015)

10.16	Amendment No. 3 to the Advisory Agreement, made and entered into as of November 9, 2016, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 10, 2016)

10.17	Amendment No. 4 to the Advisory Agreement, made and entered into as of November 8, 2017, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC, effective as of December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 13, 2017)

10.18	Amendment No. 5 to the Advisory Agreement, made and entered into as of November 7, 2018, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC, effective as of December 13, 2018 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 8, 2018)

10.19	Amended and Restated STAR Advisory Agreement, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on August 6, 2019, and incorporated herein by reference).

Exhibit	Description

10.20	Amendment No. 6 to the Advisory Agreement, made and entered into as of November 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Apartment Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed November 7, 2019)

10.21	Steadfast Apartment REIT, Inc. Amended and Restated 2013 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed June 30, 2014)

10.22	Steadfast Apartment REIT, Inc. Independent Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Form S-11 Amendment No. 3)

10.23	Second Amended and Restated Dealer Manager Agreement, dated October 15, 2015, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P. and Steadfast Capital Markets Group, LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Post-Effective Amendment No. 9 filed October 15, 2015)

10.24	Amended and Restated STAR Advisory Agreement, dated as of March 5, 2020, by and between Steadfast Apartment REIT, Inc. and Steadfast Apartment Advisor, LLC. (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on March 6, 2020, and incorporated herein by reference)

10.25	Second Amended and Restated Agreement of Limited Partnership of Steadfast Apartment REIT III Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on April 27, 2020, and incorporated herein by reference

10.26	Multifamily Loan and Security Agreement, made as of December 29, 2017, by and between STAR Monticello, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.11 to the Registrant’s Form 8-K filed January 4, 2018)

10.27	Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing, dated as of December 29, 2017, by STAR Monticello, LLC for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.12 to the Registrant’s Form 8-K filed January 4, 2018)

10.28	Assignment of Management Agreement and Subordination of Management Fees, dated as of December 29, 2017, by and among STAR Monticello, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 8-K filed January 4, 2018)

10.29	Guaranty, dated as of December 29, 2017, by Steadfast Apartment REIT, Inc. to and for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.14 to the Registrant’s Form 8-K filed January 4, 2018)

10.30	Multifamily Note, made as of December 29, 2017, by STAR Monticello, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.15 to the Registrant’s Form 8-K filed January 4, 2018)

10.31	Master Credit Facility Agreement dated as of July 31, 2018, by and among STAR 1250 West, LLC, STAR Brookfield, LLC, STAR Bella Terra, LLC, STAR Carrington KC, LLC, STAR Summer Valley, LLC, STAR Wetherington, LLC, STAR Eagle Lake, LLC, STAR Harrison Place, LLC, STAR Hearthstone, LLC, STAR McGinnis Ferry, LLC, STAR T-Bone, LLC, STAR Preston Hills, LLC, STAR Randall Highlands, LLC, STAR Hubbard, LLC, STAR Terrace Cove, LLC, STAR at Spring Hill, LLC and Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed November 8, 2018)

Exhibit	Description

10.32	Multifamily Note ($82,750,350) dated as of July 31, 2018, by STAR 1250 West, LLC, STAR Brookfield, LLC, STAR Bella Terra, LLC, STAR Carrington KC, LLC, STAR Summer Valley, LLC, STAR Wetherington, LLC, STAR Eagle Lake, LLC, STAR Harrison Place, LLC, STAR Hearthstone, LLC, STAR McGinnis Ferry, LLC, STAR T-Bone, LLC, STAR Preston Hills, LLC, STAR Randall Highlands, LLC, STAR Hubbard, LLC, STAR Terrace Cove, LLC and STAR at Spring Hill, LLC for the benefit of Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-Q filed November 8, 2018)

10.33	Multifamily Note ($137,917,250) dated as of July 31, 2018, by STAR 1250 West, LLC, STAR Brookfield, LLC, STAR Bella Terra, LLC, STAR Carrington KC, LLC, STAR Summer Valley, LLC, STAR Wetherington, LLC, STAR Eagle Lake, LLC, STAR Harrison Place, LLC, STAR Hearthstone, LLC, STAR McGinnis Ferry, LLC, STAR T-Bone, LLC, STAR Preston Hills, LLC, STAR Randall Highlands, LLC, STAR Hubbard, LLC, STAR Terrace Cove, LLC and STAR at Spring Hill, LLC for the benefit of Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed November 8, 2018)

10.34	Multifamily Note ($331,001,400) dated as of July 31, 2018, by STAR 1250 West, LLC, STAR Brookfield, LLC, STAR Bella Terra, LLC, STAR Carrington KC, LLC, STAR Summer Valley, LLC, STAR Wetherington, LLC, STAR Eagle Lake, LLC, STAR Harrison Place, LLC, STAR Hearthstone, LLC, STAR McGinnis Ferry, LLC, STAR T-Bone, LLC, STAR Preston Hills, LLC, STAR Randall Highlands, LLC, STAR Hubbard, LLC, STAR Terrace Cove, LLC and STAR at Spring Hill, LLC for the benefit of Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed November 8, 2018)

10.35	Guaranty of Non-Recourse Obligations dated as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed November 8, 2018)

10.36	Environmental Indemnity Agreement dated as of July 31, 2018, by STAR 1250 West, LLC, STAR Brookfield, LLC, STAR Bella Terra, LLC, STAR Carrington KC, LLC, STAR Summer Valley, LLC, STAR Wetherington, LLC, STAR Eagle Lake, LLC, STAR Harrison Place, LLC, STAR Hearthstone, LLC, STAR McGinnis Ferry, LLC, STAR T-Bone, LLC, STAR Preston Hills, LLC, STAR Randall Highlands, LLC, STAR Hubbard, LLC, STAR Terrace Cove, LLC and STAR at Spring Hill, LLC for the benefit of Berkeley Point Capital LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed November 8, 2018)

10.37	Multifamily Loan and Security Agreement, dated as of July 31, 2018, by and between STAR Barrett Lakes, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q filed November 8, 2018)

10.38	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement (Georgia), effective as of July 31, 2018, by and between STAR Barrett Lakes, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-Q filed November 8, 2018)

10.39	Assignment of Management Agreement and Subordination of Management Fees, effective as of July 31, 2018, by and among STAR Barrett Lakes, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Form 10-Q filed November 8, 2018)

10.40	Guaranty (Multistate), effective as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant’s Form 10-Q filed November 8, 2018)

Exhibit	Description

10.41	Multifamily Note Fixed Rate Defeasance, effective as of July 31, 2018, by STAR Barrett Lakes, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-Q filed November 8, 2018)

10.42	Multifamily Loan and Security Agreement, dated as of July 31, 2018, by and between STAR East Cobb, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.12 to the Registrant’s Form 10-Q filed November 8, 2018)

10.43	Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement (Georgia), effective as of July 31, 2018, by and between STAR East Cobb, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q filed November 8, 2018)

10.44	Assignment of Management Agreement and Subordination of Management Fees, effective as of July 31, 2018, by and among STAR East Cobb, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.14 to the Registrant’s Form 10-Q filed November 8, 2018)

10.45	Guaranty (Multistate), effective as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.15 to the Registrant’s Form 10-Q filed November 8, 2018)

10.46	Multifamily Note Fixed Rate Defeasance, effective as of July 31, 2018, by STAR East Cobb, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-Q filed November 8, 2018)

10.47	Multifamily Loan and Security Agreement, dated as of July 31, 2018, by and between STAR Heritage Place, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q filed November 8, 2018)

10.48	Multifamily Deed of Trust, Absolute Assignment of Leases and Rents and Security Agreement (Including Fixture Filing) (Tennessee), made as of July 31, 2018, by and between STAR Heritage Place, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-Q filed November 8, 2018)

10.49	Assignment of Management Agreement and Subordination of Management Fees, effective as of July 31, 2018, and among STAR Heritage Place, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-Q filed November 8, 2018)

10.50	Guaranty (Multistate), effective as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-Q filed November 8, 2018)

10.51	Multifamily Note Fixed Rate Defeasance, effective as of July 31, 2018, by STAR Heritage Place, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.21 to the Registrant’s Form 10-Q filed November 8, 2018)

10.52	Multifamily Loan and Security Agreement, dated as of July 31, 2018, by and between STAR Oasis, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-Q filed November 8, 2018)

10.53	Multifamily Deed of Trust, Assignment of Rents and Security Agreement (Colorado), effective as of July 31, 2018, by STAR Oasis, LLC for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-Q filed November 8, 2018)

Exhibit	Description

10.54	Assignment of Management Agreement and Subordination of Management Fees, effective as of July 31, 2018, by and among STAR Oasis, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-Q filed November 8, 2018)

10.55	Guaranty (Multistate), effective as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 10-Q filed November 8, 2018)

10.56	Multifamily Note Fixed Rate Defeasance, effective as of July 31, 2018, by STAR Oasis, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.26 to the Registrant’s Form 10-Q filed November 8, 2018)

10.57	Multifamily Loan and Security Agreement, dated as of July 31, 2018, by and between STAR Ridge Crossings, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.27 to the Registrant’s Form 10-Q filed November 8, 2018)

10.58	Multifamily Mortgage, Assignment of Rents and Security Agreement (Alabama), made as of July 31, 2018, by and between STAR Ridge Crossings, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.28 to the Registrant’s Form 10-Q filed November 8, 2018)

10.59	Assignment of Management Agreement and Subordination of Management Fees, effective as of July 31, 2018, by and among STAR Ridge Crossings, LLC, PNC Bank, National Association and Steadfast Management Company, Inc. (incorporated by reference to Exhibit 10.29 to the Registrant’s Form 10-Q filed November 8, 2018)

10.60	Guaranty (Multistate), effective as of July 31, 2018, by Steadfast Apartment REIT, Inc. for the benefit of PNC Bank, National Association (incorporated by reference to Exhibit 10.30 to the Registrant’s Form 10-Q filed November 8, 2018)

10.61	Multifamily Note Fixed Rate Defeasance, effective as of July 31, 2018, by STAR Ridge Crossings, LLC, in favor of PNC Bank, National Association (incorporated by reference to Exhibit 10.31 to the Registrant’s Form 10-Q filed November 8, 2018)

10.62	Master Credit Facility Agreement by and between SIR Hamburg, LLC, Brice Grove Apartments, LLC, SIR Mallard Crossing, LLC, SIR Montclair Parc, LLC, SIR Carrington Champion, LLC, SIR Carrington Place, LLC, SIR Waterford Riata, LLC (collectively, the “Borrowers”) and PNC Bank, National Association, dated as of June 17, 2020 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on June 22, 2020, and incorporated herein by reference)

10.63	Multifamily Note, dated as of June 17, 2020, by and between the Borrowers and PNC Bank, National Association (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on June 22, 2020, and incorporated herein by reference)

10.64	Multifamily Note, dated as of June 17, 2020, by and between the Borrowers and PNC Bank, National Association (included as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on June 22, 2020, and incorporated herein by reference)

10.65	Guaranty of Non-Recourse Obligations by Steadfast Apartment REIT, Inc., a Maryland corporation (included as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on June 22, 2020, and incorporated herein by reference)

21.1*	Subsidiaries of the Company

23.1*	Consent of Ernst & Young LLP

31.1*	Certification of the Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit	Description

31.2*	Certification of the Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Consent of CBRE Capital Advisors, Inc.

99.2	Amended and Restated Share Repurchase Plan (included as Exhibit 99.3 to the Company’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on August 6, 2019, and incorporated herein by reference).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File—(formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

*	Filed herewith
**

In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to provide summary information.

STEADFAST APARTMENT REIT, INC.

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Steadfast Apartment REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Steadfast Apartment REIT, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Real Estate Acquisitions

Description of the Matter	As more fully disclosed in Notes 1, 2, 3, and 6 to the consolidated financial statements, during 2020, the Company completed the acquisition of 42 properties for a total purchase price of $1.8 billion, which included mergers with Steadfast Income REIT, Inc., and Steadfast Apartment REIT III, Inc. In connection with these acquisitions The Company also assumed $791.0 million of notes payable. These transactions were determined to be and accounted for as asset acquisitions, and the purchase prices were allocated based on the relative fair values of the acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of in-place leases and assumed notes payable. The Company capitalizes transaction costs and allocated the purchase price using a relative fair value method allocating all accumulated costs.

Auditing property acquisitions and acquisitions of a business in a business combination are complex and highly judgmental due to the significant judgement required in determining whether the acquisitions should be accounted for as asset acquisitions or business combinations. Auditing the Company’s estimate of the acquisition-date fair value of the consideration transferred, acquired tangible, and intangible assets and liabilities involves significant estimation uncertainty due to the judgment used by management in selecting key assumptions based on recent comparable transactions or market information, and the sensitivity of the fair values to changes in assumptions. The determination of whether the acquisitions should be accounted for as asset acquisitions or business combinations could have an effect on the Company’s net income as transaction costs are capitalized in asset acquisitions and expensed in business combinations. The allocation of purchase price to the components of properties could have an effect on the Company’s net income due to the differing depreciable and amortizable lives of each component and the classification of related depreciation, amortization, and interest expense in the Company’s consolidated statement of operations.

How we addressed the matter in our audit	We obtained an understanding and evaluated the design effectiveness of controls over the Company’s process for determining whether the acquisitions should be accounted for as asset acquisitions or business combinations and selecting and reviewing the key inputs and assumptions used in estimating the fair value of consideration transferred, acquired assets and liabilities assumed and allocating fair value to the various components.

We tested the Company’s conclusion that these transactions should be accounted for as asset acquisitions or business combinations by corroborating the market and transaction information to support the conclusion. To test the allocation of the acquisition-date fair values, we evaluated the appropriateness of the valuation methods used to allocate the purchase price. We performed procedures to assess key data inputs and assumptions used by management, including the completeness and accuracy of the underlying information. We also used our specialists to assist us in evaluating the valuation methods used by management and whether the assumptions utilized were supported by observable market data.

Internalization of Management

Description of the Matter	As described more fully in Note 2 and Note 3 to the consolidated financial statements, effective September 1, 2020 the Company became internally advised and managed by acquiring all assets necessary for the operation of the Company’s business from Steadfast REIT Investments, LLC and its affiliates, including the Company’s external advisor, Steadfast Apartment Advisor, LLC, for total purchase price of $125.0 million, consisting of cash and Class B operating partnership units. The internalization transaction was accounted for as a business combination.

Auditing the Company’s accounting for the internalization transaction was complex due to the significant estimation required by management to determine the fair value of consideration transferred and goodwill acquired of $125.2 million as of September 1, 2020. The significant estimation was primarily due to the judgment used by management in selecting key assumptions and developing prospective financial information based on recent comparable transactions or market information, and the sensitivity of the respective fair values to the significant underlying assumptions. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding and evaluated the design effectiveness of controls over the Company’s process over the recognition and measurement of consideration transferred and related intangible assets, including the underlying assumptions used to develop such estimates.

We performed audit procedures to test the internalization which included, among others, evaluating the completeness and accuracy of the underlying data supporting the significant assumptions, estimates, and prospective financial information. For example, we performed sensitivity analyses to test the reasonableness of the underlying inputs and verified that the consideration transferred by the Company was measured at fair value. We verified that the amounts recorded as goodwill represented the amount of consideration that exceeds the fair value of the net assets acquired. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and the significant assumptions included in the fair value estimates. Additionally, we involved our valuation specialists to evaluate fair value of equity instruments issued as a part of the consideration transferred against a range of market supported values.

Impairment of Long-Lived Assets

Description of the Matter	At December 31, 2020, the Company’s real estate held for investment, net and real estate held for development was $2.8 billion and $39.9 million, respectively. As described more fully in Note 2 and Note 3 to the consolidated financial statements, management continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions, legal and environmental concerns, the Company’s intent and ability to hold the related asset, as well as any significant cost overruns on development properties. The Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Auditing the Company’s process to evaluate long-lived assets for impairment was complex due to a high degree of subjectivity in determining whether indicators of impairment were present, and in determining the future undiscounted cash flows and estimated fair values, if necessary, of long-lived assets where impairment indicators were determined to be present. In particular, these estimates were sensitive to significant assumptions, including the estimation of future rental revenues, management’s hold period, operating expenses and capitalization rates, which are affected by expectations about future market or economic conditions.

How we addressed the matter in our audit	We obtained an understanding and evaluated the design effectiveness of controls over the Company’s long-lived asset impairment assessment process, including controls over management’s determination and review of the significant assumptions used in the analyses as described above.

To test the Company’s evaluation of long-lived assets for impairment, we performed audit procedures that included, among others, evaluating the indicators of impairment identified by management and testing the significant assumptions and completeness and accuracy of operating data used by the Company in its analyses including management’s probable hold period analysis and the related cash flows that support those hold periods. We compared the significant assumptions used by management to current market data according to management’s plans and performed sensitivity analyses of certain significant assumptions as discussed above. We also involved our valuation specialist to assist in evaluating certain assumptions used, including future rental revenues and operating expenses, and capitalization rates.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Irvine, California

March 12, 2021

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Assets:
Real Estate:
Land	$337,322,234	$151,294,208
Building and improvements	2,882,411,683	1,369,256,465
Tenant origination and absorption costs	1,752,793	—

Total real estate held for investment, cost	3,221,486,710	1,520,550,673
Less accumulated depreciation and amortization	(397,744,677)	(277,033,046)

Total real estate held for investment, net	2,823,742,033	1,243,517,627
Real estate held for development	39,891,218	5,687,977
Real estate held for sale, net	—	21,665,762

Total real estate, net	2,863,633,251	1,270,871,366
Cash and cash equivalents	258,198,326	74,806,649
Restricted cash	38,998,980	73,614,452
Goodwill	125,220,448	—
Due from affiliates	377,218	—
Rents and other receivables	5,385,108	2,032,774
Assets related to real estate held for sale	—	118,570
Other assets	9,925,714	5,513,315

Total assets	$3,301,739,045	$1,426,957,126

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$81,598,526	$30,265,713
Notes Payable, net:
Mortgage notes payable, net	1,384,382,785	560,098,815
Credit facilities, net	744,862,886	548,460,230

Total notes payable, net	2,129,245,671	1,108,559,045
Distributions payable	8,462,735	4,021,509
Distributions payable to affiliates	469,236	—
Due to affiliates	337,422	7,305,570
Liabilities related to real estate held for sale	—	788,720

Total liabilities	2,220,113,590	1,150,940,557
Commitments and contingencies (Note 12)
Redeemable common stock	—	1,202,711

	December 31,
	2020	2019
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,998,000 shares authorized, 110,070,572 and 52,607,695 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,100,706	526,077
Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero and 1,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	10
Class A Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	1,603,989,130	698,453,981
Cumulative distributions and net losses	(627,787,040)	(424,166,210)

Total Steadfast Apartment REIT, Inc. (“STAR”) stockholders’ equity	977,302,796	274,813,858
Noncontrolling interest	104,322,659	—

Total equity	1,081,625,455	274,813,858

Total liabilities and stockholders’ equity	$3,301,739,045	$1,426,957,126

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019	2018
Revenues:
Rental income	$297,566,396	$172,445,306	$167,709,639
Other income	2,534,763	1,090,373	1,414,549

Total revenues	300,101,159	173,535,679	169,124,188
Expenses:
Operating, maintenance and management	75,522,476	43,473,179	42,490,381
Real estate taxes and insurance	47,892,607	25,152,761	23,501,730
Fees to affiliates	30,776,594	25,861,578	25,976,226
Depreciation and amortization	162,978,734	73,781,883	70,993,280
Interest expense	75,171,052	49,273,750	44,374,484
General and administrative expenses	32,025,347	7,440,680	6,386,131
Impairment of real estate	5,039,937	—	—

Total expenses	429,406,747	224,983,831	213,722,232

Loss before other income (loss)	(129,305,588)	(51,448,152)	(44,598,044)
Other income (loss):
Gain on sales of real estate, net	14,476,382	11,651,565	—
Interest income	678,624	865,833	271,478
Insurance proceeds in excess of losses incurred	37,848	448,047	201,717
Equity in loss from unconsolidated joint venture	(3,020,111)	—	—
Fees and other income from affiliates	1,796,610	—	—
Loss on debt extinguishment	(191,377)	(41,609)	(4,975,497)

Total other income (loss)	13,777,976	12,923,836	(4,502,302)

Net loss	(115,527,612)	(38,524,316)	(49,100,346)
Loss allocated to noncontrolling interest	(1,438,071)	—	—

Net loss attributable to common stockholders	$(114,089,541)	$(38,524,316)	$(49,100,346)

Loss per common share — basic and diluted	$(1.15)	$(0.74)	$(0.96)

Weighted average number of common shares outstanding — basic and diluted	99,264,851	52,204,410	51,312,947

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, December 31, 2017	50,842,640	$508,426	1,000	$10	—	$—	$633,186,743	$(243,389,996)	$390,305,183	$—	$390,305,183
Issuance of common stock	1,512,493	15,125	—	—	—	—	22,698,850	—	22,713,975	—	22,713,975
Commissions on sales of common stock and related dealer manager fees to affiliates	—	—	—	—	—	—	32,414	—	32,414	—	32,414
Transfers from redeemable common stock	—	—	—	—	—	—	37,028,102	—	37,028,102	—	37,028,102
Repurchase of common stock	(631,332)	(6,313)	—	—	—	—	(8,879,903)	—	(8,886,216)	—	(8,886,216)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(46,179,769)	(46,179,769)	—	(46,179,769)
Amortization of stock-based compensation	—	—	—	—	—	—	74,617	—	74,617	—	74,617
Net loss	—	—	—	—	—	—	—	(49,100,346)	(49,100,346)	—	(49,100,346)

BALANCE, December 31, 2018	51,723,801	517,238	1,000	10	—	—	684,140,823	(338,670,111)	345,987,960	—	345,987,960
Issuance of common stock	1,359,564	13,596	—	—	—	—	21,208,786	—	21,222,382	—	21,222,382
Repurchase of common stock	(475,670)	(4,757)	—	—	—	—	(6,966,878)	—	(6,971,635)	—	(6,971,635)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(46,971,783)	(46,971,783)	—	(46,971,783)
Amortization of stock-based compensation	—	—	—	—	—	—	71,250	—	71,250	—	71,250
Net loss	—	—	—	—	—	—	—	(38,524,316)	(38,524,316)	—	(38,524,316)

BALANCE, December 31, 2019	52,607,695	526,077	1,000	10	—	—	698,453,981	(424,166,210)	274,813,858	—	274,813,858
Issuance of common stock	2,213,967	22,140	—	—	—	—	30,634,993	—	30,657,133	—	30,657,133
Issuance of common stock in connection with the SIR Merger	43,775,314	437,753	—	—	—	—	692,963,221	—	693,400,974	—	693,400,974
Issuance of common stock in connection with the STAR III Merger	12,240,739	122,407	—	—	—	—	193,770,898	—	193,893,305	—	193,893,305
Issuance of OP Units	—	—	—	—	—	—	—	—	—	108,200,000	108,200,000
Exchange of convertible stock into Class A convertible stock	—	—	(1,000)	(10)	1,000	10	—	—	—	—	—
Commissions on sales of common stock and related dealer manager fees to affiliates	—	—	—	—	—	—	21,224	—	21,224	—	21,224
Transfers to redeemable common stock	—	—	—	—	—	—	(1,383,318)	—	(1,383,318)	—	(1,383,318)
Repurchase of common stock	(767,143)	(7,671)	—	—	—	—	(10,900,155)	—	(10,907,826)	—	(10,907,826)
Repurchase of Class A convertible stock	—	—	—	—	(1,000)	(10)	(990)	—	(1,000)	—	(1,000)
Distributions declared ($0.90 per share of common stock)	—	—	—	—	—	—	—	(89,531,289)	(89,531,289)	(2,439,270)	(91,970,559)
Amortization of stock-based compensation	—	—	—	—	—	—	429,276	—	429,276	—	429,276
Net loss	—	—	—	—	—	—	—	(114,089,541)	(114,089,541)	(1,438,071)	(115,527,612)

BALANCE, December 31, 2020	110,070,572	$1,100,706	—	$—	—	$—	$1,603,989,130	$(627,787,040)	$977,302,796	$104,322,659	$1,081,625,455

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net loss	$(115,527,612)	$(38,524,316)	$(49,100,346)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	162,978,734	73,781,883	70,993,280
Fees to affiliates paid in common stock	9,484,039	—	—
Loss on disposal of buildings and improvements	1,312,068	204,344	493,941
Amortization of deferred financing costs	1,948,437	1,019,355	1,056,545
Amortization of stock-based compensation	429,276	71,250	74,617
Amortization of below-market leases	(5,937)	—	—
Change in fair value of interest rate cap agreements	65,391	225,637	(87,160)
Gain on sales of real estate	(14,476,382)	(11,651,565)	—
Impairment of real estate	5,039,937	—	—
Amortization of loan premiums	(1,868,764)	—	—
Accretion of loan discounts	475,091	—	207,074
Interest on finance lease furnishings	175	—	—
Loss on debt extinguishment	191,377	41,609	4,975,497
Insurance claim recoveries	(1,678,375)	(822,569)	(441,087)
Equity in loss from unconsolidated joint venture	3,020,111	—	—
Changes in operating assets and liabilities:
Rents and other receivables	(412,032)	(271,366)	(114,341)
Other assets	586,336	186,991	(151,179)
Accounts payable and accrued liabilities	17,107,936	(327,620)	6,290,350
Due to affiliates	(7,618,032)	5,144,622	(639,916)
Due from affiliates	(377,218)	—	—

Net cash provided by operating activities	60,674,556	29,078,255	33,557,275

Cash Flows from Investing Activities:
Acquisition of real estate investments	(120,535,683)	—	—
Cash acquired in connection with the Mergers, net of acquisition costs	98,283,732	—	—
Acquisition of assets from internalization transaction	(29,486,646)	—	—
Acquisition of real estate held for development	(14,321,851)	(2,158,815)	—
Additions to real estate investments	(30,282,525)	(26,689,336)	(18,049,643)
Additions to real estate held for development	(14,142,803)	(2,920,469)	—
Escrow deposits for pending real estate acquisitions	(1,500,100)	(2,800,300)	(100,000)
Capitalized acquisition costs related to the Mergers	—	(704,298)	—
Purchase of interest rate cap agreements	(67,000)	(18,000)	(43,200)
Net proceeds from sale of real estate investments	114,723,564	57,107,943	—
Net proceeds from sale of unconsolidated joint venture	19,022,280	—	—
Proceeds from settlement of interest rate cap agreements	—	—	270,000
Proceeds from insurance claims	1,545,066	897,569	441,087
Cash contribution to unconsolidated joint venture	(274,400)	—	—
Cash distribution from unconsolidated joint venture	360,700	—	—

Net cash provided by (used in) investing activities	23,324,334	22,714,294	(17,481,756)

	Year ended December 31,
	2020	2019	2018
Cash Flows from Financing Activities:
Proceeds from issuance of mortgage notes payable	6,264,549	261,645,000	160,850,000
Principal payments on mortgage notes payable	(55,745,637)	(202,728,946)	(611,459,963)
Borrowings from credit facilities	198,808,000	—	562,669,000
Principal payments on credit facilities	—	—	(56,000,000)
Repurchase of Class A convertible stock	(1,000)	—	—
Payments of commissions on sale of common stock and related dealer manager fees	(50,063)	(228,665)	(229,973)
Payment of loan financing costs	—	(452,300)	—
Payment of deferred financing costs	(6,753,413)	(1,573,716)	(4,528,781)
Payment of debt extinguishment costs	(324,400)	—	(1,019,491)
Distributions to common stockholders	(66,631,465)	(25,681,391)	(23,399,025)
Repurchase of common stock	(10,907,826)	(6,971,635)	(8,886,216)

Net cash provided by financing activities	64,658,745	24,008,347	17,995,551

Net increase in cash, cash equivalents and restricted cash	148,657,635	75,800,896	34,071,070
Cash, cash equivalents and restricted cash, beginning of the year	148,539,671	72,738,775	38,667,705

Cash, cash equivalents and restricted cash, end of the year	$297,197,306	$148,539,671	$72,738,775

See accompanying notes to consolidated financial statements.

	Year ended December 31,
	2020	2019	2018
Supplemental Disclosures of Cash Flow Information:
Interest paid (net of capitalized interest of $807,345, $106,523 and $0, respectively)	$71,698,713	$48,080,199	$41,773,839

Supplemental Disclosures of Noncash Flow Transactions:
Distributions payable to non-affiliated shareholders	$8,462,735	$4,021,509	$3,953,499

Distributions payable to affiliates	$469,236	$—	$—

Class A-2 OP Units issued for real estate	$14,450,000	$—	$—

Class B OP Units issued in exchange for net assets acquired in the Internalization Transaction	$93,750,000	$—	$—

Goodwill acquired in the Internalization Transaction	$125,220,448	$—	$—

Affiliate assets acquired in the Internalization Transaction (except for affiliated operating lease right-of-use asset of $1,651,415 acquired in the Internalization Transaction, which is included below in operating lease right-of-use assets, net of contra right-of-use asset)	$1,066,219	$—	$—

Affiliate liabilities assumed in the Internalization Transaction	$4,701,436	$—	$—

Assumption of mortgage notes payable to acquire real estate	$81,315,122	$—	$—

Premiums on assumed mortgage notes payable	$945,235	$—	$—

Distributions paid to common stockholders through common stock issuances pursuant to the distribution reinvestment plan	$21,173,094	$21,222,382	$22,713,975

Redeemable common stock	$—	$1,202,711	$—

Redemptions payable	$4,000,000	$797,289	$2,000,000

Accounts payable and accrued liabilities from additions to real estate investments	$1,976,684	$1,013,254	$838,202

Due to affiliates from additions to real estate investments	$—	$128,536	$41,091

Accounts payable & accrued liabilities from capitalized acquisition costs related to the Mergers	$—	$925,748	$—

Accounts payable & accrued liabilities from additions to real estate held for development	$4,251,876	$293,325	$—

Affiliate accounts payable and accrued liabilities from additions to real estate held for development	$50,357	$—	$—

Due to affiliates for commissions on sale of common stock and related dealer manager fees	$—	$71,288	$299,952

	Year ended December 31,
	2020	2019	2018
Operating lease right-of-use asset, net	$2,079,385	$32,917	$—

Operating lease liabilities, net	$2,101,071	$35,413	$—

Restricted cash held as substitution deposit for MCFA from proceeds from sales of real estate investments	$—	$36,740,983	$—

Fair value of real estate acquired in the SIR Merger	$1,100,742,973	$—	$—

Fair value of real estate acquired in the STAR III Merger	$479,559,505	$—	$—

Fair value of equity issued to SIR shareholders in the SIR Merger	$693,400,974	$—	$—

Fair value of equity issued to STAR III shareholders in the STAR III Merger	$193,893,305	$—	$—

Fair value of SIR debt assumed in the SIR Merger	$506,023,982	$—	$—

Fair value of STAR III debt assumed in the STAR III Merger	$289,407,045	$—	$—

Fair value of unconsolidated joint venture assumed in the SIR Merger	$22,128,691	$—	$—

Assets assumed in the SIR Merger	$3,553,868	$—	$—

Assets assumed in the STAR III Merger	$2,060,898	$—	$—

Liabilities assumed in the SIR Merger	$21,782,302	$—	$—

Liabilities assumed in the STAR III Merger	$7,334,616	$—	$—

Premiums on assumed mortgage notes payable in the SIR and STAR III Mergers	$14,899,631	$—	$—

Discount on assumed mortgage notes payable in the SIR and STAR III Mergers	$10,489,075	$—	$—

See accompanying notes to consolidated financial statements.

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

1.	Organization and Business

Steadfast Apartment REIT, Inc. (the “Company”) was formed on August 22, 2013, as a Maryland corporation that elected to qualify as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2014. On September 3, 2013, the Company was initially capitalized with the sale of 13,500 shares of common stock to Steadfast REIT Investments, LLC, the Company’s former sponsor (“SRI”), at a purchase price of $15.00 per share for an aggregate purchase price of $202,500. SRI is controlled indirectly by Rodney F. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, through Steadfast REIT Holdings, LLC (“Steadfast Holdings”). Steadfast Apartment Advisor, LLC (the “Former Advisor”), a Delaware limited liability company formed on August 22, 2013, invested $1,000 in the Company in exchange for 1,000 shares of non-participating, non-voting convertible stock (the “Convertible Stock”). In connection with the SIR Merger and STAR III Merger (described below), the Former Advisor exchanged the Convertible Stock for new non-participating, non-voting Class A convertible stock (the “Class A Convertible Stock”). In connection with the Internalization Transaction (described below), the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for further details.

The Company owns and operates a diverse portfolio of multifamily properties located in targeted markets throughout the United States. As of December 31, 2020, the Company owned 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes. The Company may acquire additional multifamily properties or pursue multifamily developments in the future. For more information on the Company’s real estate portfolio, see Note 4 (Real Estate).

Public Offering

On December 30, 2013, the Company commenced its initial public offering to offer a maximum of 66,666,667 shares of common stock for sale to the public at an initial price of $15.00 per share (with discounts available for certain categories of purchasers) (the “Primary Offering”). The Company also registered up to 7,017,544 shares of common stock for sale pursuant to the Company’s distribution reinvestment plan (the “DRP,” and together with the Primary Offering, the “Public Offering”) at an initial price of $14.25 per share. The Company terminated its Public Offering on March 24, 2016, but continues to offer shares of common stock pursuant to the DRP. As of the termination of the Primary Offering on March 24, 2016, the Company had sold 48,625,651 shares of common stock in the Public Offering for gross proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to the DRP for gross offering proceeds of $14,414,752. On May 4, 2020, the Company registered up to 10,000,000 shares of common stock for sale pursuant to the DRP at an initial price of $15.23 per share. As of December 31, 2020, the Company had issued 111,665,117 shares of common stock for gross offering proceeds of $1,718,029,727, including 8,035,037 shares of common stock issued pursuant to the DRP for gross offering proceeds of $120,300,569. Additionally, the Company issued 56,016,053 shares of common stock issued in connection with the Mergers described below.

On April 17, 2020, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.23 as of March 6, 2020 (unaudited). In connection with the determination of an updated estimated value per share, the Company’s board of directors revised the price per share for the DRP to $15.23, effective May 1, 2020. On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020 (unaudited). In connection with the determination of an updated estimated value per share, the Company’s board of directors revised the price per share for the DRP to $15.55, effective April 1, 2021. The Company’s board of directors may again, from time to time, in its sole discretion, change the price at which the Company offers shares pursuant to the DRP to reflect changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

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Merger with Steadfast Income REIT, Inc.

On August 5, 2019, the Company, Steadfast Income REIT, Inc. (“SIR”), Steadfast Apartment REIT Operating Partnership, L.P., a wholly-owned subsidiary of the Company (the “STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR (“SIR OP”), and SI Subsidiary, LLC, a wholly-owned subsidiary of the Company (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger (the “SIR Merger”). Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as the Company’s wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law (“MGCL”), the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of the Company’s common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, the Company, Steadfast Apartment REIT III, Inc. (“STAR III”), the STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III (the “STAR III OP”), and SIII Subsidiary, LLC, a wholly-owned subsidiary of the Company (“STAR III Merger Sub”), entered into an Agreement and Plan of Merger (the “STAR III Merger Agreement”). Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger (the “STAR III Merger,” and together with the SIR Merger, the “Mergers”). Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as a wholly-owned subsidiary of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of the Company’s common stock.

Combined Company

Through the Mergers, the Company acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). For more information on the Mergers, see Note 4 (Real Estate).

Pre-Internalization Operating Partnerships Mergers

On August 28, 2020, pursuant to an Agreement and Plan of Merger (the “SIR OP/STAR OP Merger Agreement”), the STAR Operating Partnership merged with and into the SIR OP (the “SIR OP/STAR OP Merger”). The SIR OP/STAR OP Merger is treated for U.S. federal income tax purposes as a tax-deferred contribution by the Company of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger (the “Operating Partnership Merger Agreement”), STAR III OP merged

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with and into SIR OP (the “Operating Partnership Merger” and together with the SIR OP/STAR OP Merger, the “Operating Partnership Mergers”). The Operating Partnership Merger is treated as an “asset over partnership merger” governed by Treasury Regulations Section 1.708-1(c)(3)(i), with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.” (the “Current Operating Partnership”). In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, the Company acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Current Operating Partnership, transferred all of its general partnership interests to the Company, and the Company was admitted as a substitute general partner of the Current Operating Partnership.

On August 28, 2020, the Company, Steadfast Income Advisor, LLC, the initial limited partner of the Current Operating Partnership (“SIR Advisor”), Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Current Operating Partnership (“STAR III Advisor”), Wellington VVM LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership (“Wellington”), and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Current Operating Partnership (“Copans” and together with “Wellington”, “VV&M”), entered into a Second Amended and Restated Agreement of Limited Partnership of Steadfast Apartment REIT Operating Partnership, L.P. (the “Second A&R Partnership Agreement”) in order to, among other things, reflect the consummation of the Operating Partnership Mergers. The purpose of the Operating Partnership Mergers was to simplify the Company’s corporate structure so that the Company has a single operating partnership that is a direct subsidiary of the Company.

Internalization Transaction

On August 31, 2020, the Current Operating Partnership and the Company entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with SRI, which provided for the internalization of the Company’s external management functions previously provided by the Former Advisor and its affiliates. Prior to the Closing (as defined herein), which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined herein) on August 31, 2020 (the “Closing”), Steadfast Investment Properties, Inc., a California corporation (“SIP”), Steadfast REIT Services, Inc., a California corporation (“REIT Services”), and their respective affiliates owned and operated all of the assets necessary to operate the Company and its subsidiaries as a self-managed company and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement (the “Contribution & Purchase Agreement”) between the Company, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company (“SRSH”), and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash and (2) 6,155,613.92 Class B OP units of limited partnership interests in the Current Operating Partnership (the “Class B OP Units”) having the agreed value set forth in the Contribution & Purchase Agreement of $15.23 per Class B OP Unit at the time of the transaction. In addition, the Company purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring

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Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns an 48.6% interest in Steadfast Holdings, the largest owner of SRI.

Concurrently with, and as a condition to the execution and delivery of the Contribution & Purchase Agreement, the Company, through STAR REIT Services, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“SRS”), entered into employment agreements with certain key employees. For more information on the Internalization Transaction, see Note 3 (Internalization Transaction).

The Former Advisor

Prior to the Internalization Transaction, the Company was externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between the Company and the Former Advisor (as may be amended, the “Advisory Agreement”). On August 31, 2020, prior to the Closing, the Company, the Former Advisor and the Current Operating Partnership entered into a Joinder Agreement (the “Joinder Agreement”) pursuant to which the Current Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Closing, the Former Advisor and the Company entered into the First Amendment to the Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 are paid in cash to the Former Advisor by the Current Operating Partnership (the “First Amendment”). In connection with the Internalization Transaction, SRS assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Current Operating Partnership

Substantially all of the Company’s business is conducted through the Current Operating Partnership. The Company is the sole general partner of the Current Operating Partnership. The Current Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of December 31, 2020, the Company owned approximately 94% of the operating partnership units of the Current Operating Partnership. As a result of the Internalization Transaction, SRI owns approximately 5% of the OP Units of the Current Operating Partnership, including approximately 6,155,613.92 Class B OP Units owned by SRI as of December 31, 2020. The remaining approximate 1% of the OP Units are owned by VV&M, unaffiliated third parties. The Current Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, which is an indirect wholly-owned subsidiary of the Current Operating Partnership. As a condition to the Closing, on August 31, 2020, the Company, as the general partner and parent of the Current Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”) to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the contribution, and designate Class B OP Units that were issued as consideration pursuant to the Internalization Transaction.

The Operating Partnership Agreement provides that the Current Operating Partnership is operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Current Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Current Operating Partnership being taxed as a corporation.

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2.	Summary of Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019, other than the Financial Accounting Standards Board (“FASB”) Staff Q&A related to Accounting Standards Codification (“ASC”) 842: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the “ASC 842 Q&A”) and noncontrolling interest accounted for in accordance with ASC 810, Consolidation (“ASC 810”), each as further described below.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Current Operating Partnership and its wholly-owned subsidiaries. The portion of an entity not wholly-owned by the Company is presented as noncontrolling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company.

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the FASB, ASC and the rules and regulations of the SEC. Number of apartment homes, square footage, occupancy and certain other measures used to describe real estate included in the notes to the consolidated financial statements are presented on an unaudited basis.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that the Company does not own in an entity that is consolidated. The Company’s noncontrolling interests are comprised of Class A-2 operating partnership units (“Class A-2 OP Units”) in STAR III OP, the Company’s then- indirect subsidiary, which merged with and into the Current Operating Partnership pursuant to the OP Merger described in Note 1 (Organization and Business), and Class B OP Units of the Current Operating Partnership. The Company accounts for noncontrolling interests in accordance with ASC 810. In accordance with ASC 810, the Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of December 31, 2020, the Company’s noncontrolling interests qualified as permanent equity. There were no noncontrolling interests in 2019. For more information on the Company’s noncontrolling interest, see Note 9 (Noncontrolling Interest).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate Assets

Depreciation and Amortization

Real estate costs related to the development, construction and improvement of properties are capitalized. Acquisition costs related to business combinations are expensed as incurred. Acquisition costs related to asset

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acquisitions are capitalized. Repair and maintenance and tenant turnover costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life and anticipates the estimated useful lives of assets by class to be generally as follows:

Buildings	27.5 years
Building improvements	5 - 25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures, and equipment	5-10 years

Real Estate Purchase Price Allocation

Upon the acquisition of real estate properties or other entities owning real estate properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition under ASC 805, Business Combinations (“ASC 805”). For both business combinations and asset acquisitions the Company allocates the purchase price of real estate properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets. For the year ended December 31, 2020, all of the Company’s acquisitions of real estate properties and the Mergers were determined to be asset acquisitions.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all

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unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Real Estate Assets

The Company accounts for its real estate assets in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires the Company to continually monitor events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, the Company may have to record an impairment to reduce the net book value of such individual asset. The Company continues to monitor events in connection with the recent outbreak of the novel Coronavirus (“COVID-19”) and evaluates any potential indicators that could suggest that the carrying value of its real estate investments and related intangible assets and liabilities may not be recoverable. The Company recorded an impairment charge related to two of its real estate assets during the year ended December 31, 2020. No impairment loss was recorded in 2019. See Note 4 (Real Estate) for details.

Properties Held for Sale

The Company classifies certain long-lived assets as held for sale once the criteria, as defined by GAAP, have been met and are expected to sell within one year. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value minus cost to sell, with any write-down recorded to impairment loss on the consolidated statements of operations. Depreciation and amortization is not recorded for assets classified as held for sale. As of each of December 31, 2020 and 2019, the Company classified zero and one real estate assets, respectively, as held for sale, as presented on its consolidated balance sheets. See Note 4 (Real Estate) for details.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test.

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The Company recorded goodwill during the year ended December 31, 2020, in connection with the Internalization Transaction. See Note 3 (Internalization Transaction) for details. The Company performed its annual assessment on October 1, 2020.

Revenue recognition—operating leases

The majority of the Company’s revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases (“ASC 842”). The Company leases apartment homes under operating leases with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, the Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and records amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on the Company’s consolidated statement of operations.

Rents and Other receivables

In accordance with ASC 842, the Company makes a determination of whether the collectability of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, the Company does not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to the Company’s collectability assessment are reflected as an adjustment to rental income.

Residents’ payment plans due to COVID-19

In April, 2020, the FASB issued the ASC 842 Q&A to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, modified terms and conditions of a company’s existing lease contracts, such as, changes to lease payments, may affect the economics of the lease for the remainder of the term and are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a ‘lease modification’ pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

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The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract. Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

During the fiscal quarter ended June 30, 2020, the Company instituted payment plans for its residents that were experiencing hardship due to COVID-19, which the Company refers to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, the Company allowed qualifying residents to defer their rent, which is collected by the Company in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, the Company began providing certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident fails to make payments pursuant to the COVID-19 Payment Plan, the concession is immediately terminated, and the qualifying resident is required to immediately repay the amount of the concession. The Company did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans.

In January and February of 2021, the Company offered an extension to the COVID-19 Payment Plan (the “Extension Plan”), that allows eligible residents to defer their rent, which is collected by the Company in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan.

During the three months ended September 30, 2020, the Company initiated a Debt Forgiveness Program for certain qualifying residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments (the “Debt Forgiveness Program”). Pursuant to the Debt Forgiveness Program, the Company is offering qualifying residents an opportunity to terminate their lease without being liable for any unpaid rent and penalties. The Company determined that accounts receivable related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in its reserve.

The Company elected not to evaluate whether the COVID-19 Payment Plans and the Debt Forgiveness Program are lease modifications and therefore the Company’s policy is to account for the lease contracts with COVID-19 Payment Plans and Debt Forgiveness Program as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in this case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, the Company would treat that lease contract on a cash basis as defined in ASC 842. As of December 31, 2020 and 2019, the Company reserved $2,245,067 and $0 of accounts receivables, respectively, which are considered not probable for collection.

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Investments in Unconsolidated Joint Ventures

The Company accounted for investments in unconsolidated joint venture entities in which it would have exercised significant influence over, but did not control, using the equity method of accounting. Under the equity method, the investment was initially recorded at cost including an outside basis difference, which represented the difference between the purchase price the Company paid for its investment in the joint venture and the book value of the Company’s equity in the joint venture, and subsequently adjusted it to reflect additional contributions or distributions, the Company’s proportionate share of equity in the joint venture’s earnings (loss) and amortization of the outside basis difference. The Company recognized its proportionate share of the ongoing income or loss of the unconsolidated joint venture as equity in earnings (loss) of unconsolidated joint venture on the consolidated statements of operations. On a quarterly basis, the Company evaluated its investment in an unconsolidated joint venture for other-than-temporary impairments. The Company recorded an other-than-temporary impairment (“OTTI”) on its investment in unconsolidated joint venture of $2,442,411 during the year ended December 31, 2020. No OTTI was recorded in the year ended December 31, 2019. See Note 5 (Investment in Unconsolidated Joint Venture) for details. The Company elected the cumulative earnings approach to classify cash receipts from the unconsolidated joint venture on the accompanying consolidated statements of cash flows.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. As of December 31, 2020 and 2019, the Company had amounts in excess of federally insured limits in deposit accounts with a financial institution. The Company limits such deposits to financial institutions with high credit standing.

Restricted Cash

Restricted cash represents those cash accounts for which the use of funds is restricted by loan covenants, cash that is deposited with a qualified intermediary for reinvestment pursuant to Section 1031 of the Internal Revenue Code and a cash account established in connection with a letter of credit to fund future workers compensation claims. As of December 31, 2020, the Company had a restricted cash balance of $38,998,980, which represented amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company’s lenders as well as an amount set aside in connection with a letter of credit. As of December 31, 2019, the Company had a restricted cash balance of $73,614,452, which included $36,740,983 in allocated loan amounts held by the lender of the Company’s master credit facility as collateral for two properties sold during the year ended December 31, 2019, $24,720,969 of cash proceeds from the sale of two properties that were being held by qualified intermediaries, and $12,152,500 related to amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company lenders.

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The following table represents the components of the cash, cash equivalents and restricted cash presented on the accompanying consolidated statements of cash flows for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Cash and cash equivalents	$258,198,326	$74,806,649
Restricted cash	38,998,980	73,614,452
Other assets related to real estate held for sale	—	118,570

Total cash, cash and cash equivalents and restricted cash	$297,197,306	$148,539,671

Deferred Financing Costs

The Company capitalizes deferred financing costs such as commitment fees, legal fees and other third-party costs associated with obtaining commitments for financing that result in a closing of such financing, as a contra liability against the respective outstanding debt balance. The Company amortizes these costs over the terms of the respective financing agreements using the effective interest method. The Company expenses unamortized deferred financing costs when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other assets and liabilities at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including

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internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the year ended December 31, 2020 and 2019.

The following describes the valuation methodologies used by the Company to measure fair value, including an indication of the level in the fair value hierarchy in which each asset or liability is generally classified.

Interest rate cap agreements—The Company has entered into certain interest rate cap agreements. These derivatives are recorded at fair value. Fair value was based on a model-driven valuation using the associated variable rate curve and an implied market volatility, both of which were observable at commonly quoted intervals for the full term of the interest rate cap agreements. Therefore, the Company’s interest rate cap agreements were classified within Level 2 of the fair value hierarchy and are included in other assets in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate cap agreements are recorded as interest expense in the accompanying consolidated statements of operations.

The following tables reflect the Company’s assets required to be measured at fair value on a recurring basis on the consolidated balance sheets:

	December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Recurring Basis:
Assets:
Interest rate cap agreements(1)	$—	$7,852	$—

	December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Recurring Basis:
Assets:
Interest rate cap agreements(1)	$—	$132	$—

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Fair Value of Financial Instruments

The accompanying consolidated balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued liabilities, distributions payable, distributions payable to affiliates, due to affiliates and notes payable.

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The Company considers the carrying value of cash and cash equivalents, restricted cash, rents and other receivables, accounts payable and accrued liabilities and distributions payable to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The fair value of amounts due from affiliates, amounts due to affiliates and distributions payable to affiliates is not determinable due to the related party nature of such amounts. The Company has determined that its notes payable, net are classified as Level 3 within the fair value hierarchy.

The fair value of the notes payable, net is estimated using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of December 31, 2020 and 2019, the fair value of the notes payable was $2,246,242,677 and $1,153,445,768, respectively, compared to the carrying value of $2,129,245,671 and $1,108,559,045, respectively.

Distribution Policy

The Company elected to be taxed, and currently qualifies, as a REIT commencing with the taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Distributions declared during the year ended December 31, 2020, were based on daily record dates and calculated at a rate of $0.002459 per share per day during the period from January 1, 2020 to December 31, 2020.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order for the Company to qualify as a REIT under the Internal Revenue Code. During each of the years ended December 31, 2020 and 2019, the Company declared distributions totaling $0.900 per share of common stock, respectively. On January 12, 2021, the Company’s board of directors determined to reduce the annual distribution payment to $0.525 per share commencing on February 1, 2021 and ending February 28, 2021, which was extended through April 30, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day.

Operating Expenses

Pursuant to the Company’s Articles of Amendment and Restatement (as supplemented, the “Charter”), the Company is limited in the amount of certain operating expenses it may record on a rolling four-quarter basis to the greater of 2% of average invested assets and 25% of net income. Operating expenses include all costs and expenses incurred by the Company, as determined under GAAP, that in any way are related to the operation of the Company, excluding expenses of raising capital, interest payments, taxes, property operating expenses, non-cash expenditures, incentive fees, acquisition fees and expenses and investment management fees. During the four quarters ended December 31, 2020, the Company recorded operating expenses of $29,592,377, which includes $3,299,465 incurred by the Former Advisor and affiliates of the Company, on behalf of the Company, none of which was in excess of the 2%/25% limitation, and are included in general and administrative expenses in the accompanying consolidated statements of operations. Operating expenses of $158,723 remain payable and are included in due to affiliates in the accompanying consolidated balance sheet as of December 31, 2020.

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which requires leases with original lease terms of more than 12 months to be recorded on the

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balance sheet. For leases with terms greater than 12 months, a right-of-use (“ROU”) lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend or to terminate would be exercised. As the implicit rate in most leases are not readily determinable, the Company’s incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company’s recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, the Company adopted ASU 2016-02 and its related amendments (collectively, “ASC 842”) using the modified retrospective method. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases).

Equity-Based Compensation

The Company’s stock-based compensation consists of restricted stock issued to key employees of the Company, in addition to the Company’s independent directors. The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant and recognized on a straight-line basis over the requisite service period of the awards. The compensation expense is adjusted for actual forfeitures upon occurrence. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Per Share Data

Basic loss per share attributable to common stockholders for all periods presented are computed by dividing net loss by the weighted average number of shares of the Company’s common stock outstanding for each class of shares outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of the Company’s common stock and all potentially dilutive securities, if any. Distributions declared per common share assume each share was issued and outstanding each day during the period or based upon the two-class method, whichever is more dilutive. Nonvested shares of the Company’s restricted common stock give rise to potentially dilutive shares of the Company’s common stock but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during the period.

In accordance with FASB ASC Topic 260-10-45, Earnings Per Share, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares.

Income Taxes

The Company elected to be taxed, and currently qualifies, as a REIT under the Internal Revenue Code and has operated as such commencing with the taxable year ended December 31, 2014. To qualify as a REIT, the

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Company must meet certain organizational and operational requirements, including the requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. As a result of the Mergers, the Current Operating Partnership could be liable for state or local tax liabilities. Subsequent to the Internalization Transaction, the Company formed STAR TRS, Inc. (the “TRS”), a taxable REIT subsidiary that is a wholly owned indirect subsidiary of the Current Operating Partnership, that did not elect to qualify as a REIT and is therefore subject to federal and state income taxes. If the Company fails to qualify as a REIT in any taxable year, it would be subject to federal income tax on its taxable income at regular corporate income tax rates and generally would not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company follows ASC 740, Income Taxes, to recognize, measure, present and disclose in its accompanying consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. As of December 31, 2020 and 2019, the Company had no liabilities for uncertain tax positions that it believes should be recognized in its accompanying consolidated financial statements. Due to uncertainty regarding the realization of certain deferred tax assets, the Company has established valuation allowances, primarily in connection with the net operating loss carryforwards related to the Company. The Company has not been assessed material interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for all open tax years ended December 31, 2020. As of December 31, 2020, the Company’s tax returns for calendar years 2019, 2018 and 2017 remain subject to examination by major tax jurisdictions.

Segment Disclosure

The Company has determined that it has one reportable segment with activities related to investing in multifamily properties. The Company’s investments in real estate are in different geographic regions, and management evaluates operating performance on an individual asset level. However, as each of the Company’s assets has similar economic characteristics, tenants and products and services, its assets have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), and subsequent amendments to the guidance including, ASU 2018-19 in November 2018, ASU 2019-04 in April 2019, ASU 2019-05 in May 2019, ASUs 2019-10 and 2019-11 in November 2019, and ASU 2020-02 in February 2020 (as amended “ASU 2016-13”). ASU 2016-13 requires more timely recording of credit losses on loans and other financial instruments that are not accounted for at fair value through net income (loss), including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology in current GAAP. This

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guidance does not apply to operating lease receivables arising from operating leases, which are within the scope of ASC 842. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption was permitted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The FASB issued ASU 2018-13 to improve the effectiveness of fair value measurement disclosures by adding, eliminating, and modifying certain disclosure requirements. The issuance of ASU 2018-13 is part of a disclosure framework project. The disclosure framework project’s objective and primary focus are to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. Achieving the objective of improving the effectiveness of the notes to financial statements includes: (1) the development of a framework that promotes consistent decisions by the FASB board about disclosure requirements and (2) the appropriate exercise of discretion by reporting entities. The amendments in ASU 2018-13 modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. ASU 2018-13 removed certain disclosure requirements under Topic 820 such as the disclosure requirements of the valuation process for level 3 fair value measurements and modified and added certain of the disclosure requirements in Topic 820. ASU 2018-13 requires prospective and retrospective application depending on the amendment and is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption was permitted. The Company adopted ASU 2016-13 on January 1, 2020. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2020-01 should be applied prospectively. The Company is currently assessing the impact of ASU 2020-01 on its consolidated financial statements and does not expect a material impact on its consolidated financial statements and related disclosures from the adoption of ASU 2020-01.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”) and a subsequent amendment to the guidance, ASU 2021-01 in January 2021. ASU 2020-04 provided practical expedients to address existing guidance on contract modifications and hedge accounting due to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates (together “IBORs”) to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Company refers to this transition as reference rate reform. The first practical expedient allows companies to elect to not apply certain modification accounting requirements to debt, derivative and lease contracts affected by reference rate reform if certain criteria are met. These criteria include the following: (i) the

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contract referenced an IBOR rate that is expected to be discontinued; (ii) the modified terms directly replace or have the potential to replace the IBOR rate that is expected to be discontinued; and (iii) any contemporaneous changes to other terms that change or have the potential to change the amount and timing of contractual cash flows must be related to the replacement of the IBOR rate. If the contract meets all three criteria, there is no requirement for remeasurement of the contract at the modification date or reassessment of the previous accounting determination. The second practical expedient allows companies to change the reference rate and other critical terms related to the reference rate reform in derivative hedge documentation without having to de-designate the hedging relationship. This allows for companies to continue applying hedge accounting to existing cash flow and net investment hedges. ASU 2020-04 was effective upon issuance on a prospective basis beginning January 1, 2020 and may be elected over time as reference rate reform activities occur. The Company is currently evaluating the impact ASU 2020-04 has on its debt, derivative and lease contracts that are eligible for modification relief and may apply those elections as needed.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. ASU 2020-06 also enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and amends the related earnings per share guidance. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The guidance in ASU 2020-06 can be applied through a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the impact of ASU 2020-06 on its consolidated financial statements and related disclosures from the adoption of ASU 2020-06.

In August 2020, the SEC issued Final Rule Release No. 33-10825, Modernization of Regulation S-K Items 101, 103 and 105, which amends certain disclosure requirements required by Regulation S-K relating to the description of business (Item 101), legal proceedings (Item 103) and risk factors (Item 105). The amendments to Item 101 will, among other things, allow the Company to provide updates regarding the business based on materiality, if it incorporates by reference disclosure from a previous SEC filing. The amendment also requires disclosures regarding the registrant’s human capital resources to the extent such disclosures would be material to an understanding of the registrant’s business. The amendments to Item 103, among other things, increase the quantitative threshold for disclosing certain environmental proceedings, and the amendments to Item 105, among other things, require a risk factors summary if the risk factors section is longer than 15 pages. The Company adopted these modifications, which were effective on November 9, 2020, and included disclosures regarding human capital management and summary of risk factors in this Annual Report on Form 10-K. The adoption of the other amendments did not have a material impact on the consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-10 contains improvements to GAAP by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of GAAP. ASU 2020-10 also contains codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. ASU 2020-10 is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect a material impact on its consolidated financial statements and related disclosures from the adoption of ASU 2020-10.

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In November 2020, the SEC issued Release No. 33-10890, Amendments to Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, to simplify, modernize and enhance certain financial disclosure requirements in Regulation S-K. This amendment will become effective on February 10, 2021. Early Adoption is permitted. The Company early adopted these modifications in this Annual Report on Form 10-K. The adoption of this guidance did not have a material impact on the consolidated financial statements.

3.	Internalization Transaction

On August 31, 2020, the Current Operating Partnership and the Company completed the Internalization Transaction with SRI, which provided for the internalization of the Company’s external management functions provided by the Former Advisor and its affiliates.

Pursuant to the Contribution & Purchase Agreement between the Company, the Current Operating Partnership and SRI, SRI contributed to the Current Operating Partnership all of the membership interests in SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash consideration and (2) 6,155,613.92 Class B OP Units having the agreed value of $15.23 per Class B OP Unit at the time of the transaction. The Company also purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership.

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Fair Value of Consideration Transferred

The Company accounted for the Internalization Transaction as a business combination under the acquisition method of accounting. Pursuant to the terms of the Internalization Transaction, the following consideration was given in exchange for all of the membership interests in SRSH:

Amount
Cash consideration(1)	$31,249,000
Class B OP Units issued	6,155,613.92
Fair value per Class B OP Unit	$15.23

Fair value of OP Unit Consideration	93,750,000
Promote price(2)	1,000

Accounting value of total consideration	$125,000,000

(1)

Represents the contractual cash consideration before adjustments to reflect affiliates assets acquired in the Internalization Transaction of $2,717,634 and affiliates liabilities assumed in the Internalization Transaction of $4,701,436.

(2)	Represents the repurchase of Class A Convertible Stock by the Company.

Assets Acquired and Liabilities Assumed

The Internalization Transaction was accounted for as a business combination under the acquisition method of accounting under ASC 805, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

During the year ended December 31, 2020, the Company finalized the purchase price allocation of the fair value of consideration transferred (described above) for the Internalization Transaction. The following table summarizes the finalized purchase price allocation as of the date of the Internalization Transaction:

Amount
Assets:
Accounts receivable from affiliates	$3,908,946
Finance lease right-of-use asset	20,925
Other assets	49,919
Property management agreements intangibles(1)	815,000
Operating lease right-of-use asset	1,651,415
Repurchase of Class A Convertible Stock	1,000
Goodwill	125,220,448

Total assets acquired	131,667,653
Liabilities:
Accrued personnel costs	(4,995,313)
Finance lease liability	(20,925)
Operating lease liability	(1,651,415)

Total liabilities assumed	(6,667,653)

Net assets acquired	$125,000,000

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(1)

The intangible assets acquired consist of property management agreements that the Company, acting as advisor and property manager through certain subsidiaries, has with affiliates of SRI (the “SRI Property Management Agreements”). The value of the SRI Property Management Agreements was determined based on a discounted cash flow valuation of the projected revenues of the acquired agreements. The SRI Property Management Agreements are subject to an estimated useful life of one year. As of December 31, 2020, the SRI Property Management Agreements were approximately 33% amortized.

Goodwill

In connection with the Internalization Transaction, the Company recorded goodwill of $125.2 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded represents the Company’s acquired workforce and its ability to generate additional opportunities for revenue and raise additional funds.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Internalization Transaction and Mergers occurred in 2019 and had been included in operations as of January 1, 2019. The operations acquired in the Internalization Transaction earned $96.5 million in revenue in 2019, approximately $93.9 million of which was earned from the Company and will be eliminated in the Company’s consolidated financial statements on a post-acquisition basis, and approximately $2.5 million of which was earned providing property management services to nine properties owned by SIP and its affiliates and will be recurring revenue to the Company resulting in an immaterial impact on the Company’s net loss of approximately $0.4 million.

The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis:

	Year Ended December 31,
	2020	2019
Revenue	$303,851,813	$323,258,776

Net income (loss)(1)(2)	$(109,151,163)	$29,545,827

Net income (loss) attributable to noncontrolling interests	$(5,759,798)	$1,585,124

Net income (loss) attributable to common stockholders(3)	$(103,391,365)	$27,960,703

Net income (loss) attributable to common stockholders per share - basic and diluted	$(1.04)	$0.26

(1)

The incremental cost of hiring the existing workforce responsible for the Company’s real estate management and operations of $17,906,923 and $17,742,481, was included in pro forma expenses in arriving at the pro forma net income/(loss) for the years ended December 31, 2020 and 2019, respectively. The pro forma impact of the Internalization Transaction on the Company’s historical results of operations based on the historical net income of SRI and its affiliates was $19,083,158 for the year ended December 31, 2019.

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

(2)

Contemporaneously with the closing of the Internalization Transaction, the Company hired 634 employees, previously employed by SRI and its affiliates, to operate all of the assets necessary to operate the business of the Company.

(3)	Amount is net of net income (loss) attributable to noncontrolling interests and distributions to preferred shareholders.

4.	Real Estate

Current Period Acquisitions

During the year ended December 31, 2020, the Company acquired 42 real estate properties, all of which were determined to be asset acquisitions, including 36 real estate properties acquired in the Mergers, two parcels of land for the development of apartment homes and four real estate properties, three of which were acquired through exchanges pursuant to Section 1031 of the Internal Revenue Code.

The following is a summary of real estate properties acquired during the year ended December 31, 2020:

					Purchase Price Allocation
Property Name	Location	Purchase Date	Properties	Homes	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Below Market Leases	Discount (Premium) on Assumed Liabilities	Total Purchase Price
Eleven10 @ Farmers Market	Dallas, TX	1/28/2020	1	313	$10,574,569	$50,026,284	$1,463,076	$—	$—	$62,063,929
Patina Flats at the Foundry	Loveland, CO	2/11/2020	1	155	2,463,617	41,537,960	1,184,050	(61,845)	—	45,123,782
SIR Merger(1)	Various	3/6/2020	27	7,527	114,377,468	959,337,747	27,027,759	—	1,391,489	1,102,134,463
STAR III Merger(1)	Various	3/6/2020	9	2,639	58,056,275	411,461,858	10,041,373	—	(5,802,045)	473,757,461
Arista at Broomfield	Broomfield, CO	3/13/2020	1	—	7,283,803	1,301,972	—	—	—	8,585,775
VV&M	Dallas, TX	4/21/2020	1	310	8,207,057	51,299,734	1,407,518	—	(945,235)	59,969,074
Flatirons	Broomfield, CO	6/19/2020	1	—	8,574,704	238,485	—	—	—	8,813,189
Los Robles	San Antonio, TX	11/19/2020	1	306	5,098,903	45,338,136	1,183,797	—	—	51,620,836

			42	11,250	$214,636,396	$1,560,542,176	$42,307,573	$(61,845)	$(5,355,791)	$1,812,068,509

(1)

In connection with the Mergers, the Company capitalized transaction costs on the accompanying consolidated balance sheets of $28,145,708 under ASC 805 using a relative fair value method (the “Capitalized Transaction Costs”). Capitalized Transaction Costs of $26,515,662 and $628,691 were incurred upon the completion of the Mergers on March 6, 2020, and were allocated to the real estate acquired and investment in unconsolidated joint venture, respectively, and $1,630,046 of the Capitalized Transaction Costs, which were incurred and initially capitalized to buildings and improvements on the Company’s consolidated balance sheets as of December 31, 2019, were reallocated to the real estate acquired in the Mergers upon the completion of the Mergers.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

As of December 31, 2020, the Company owned 69 multifamily properties comprising a total of 21,567 apartment homes and three parcels of land held for the development of apartment homes.

The total acquisition price of the Company’s multifamily real estate portfolio was $3,128,910,761, excluding land held for the development of apartment homes of $39,891,218. As of December 31, 2020 and 2019, the Company’s portfolio was approximately 95.4% and 94.6% occupied and the average monthly rent was $1,173 and $1,200, respectively.

As of December 31, 2020 and 2019, investments in real estate and accumulated depreciation and amortization related to the Company’s consolidated real estate properties were as follows:

	December 31, 2020
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development	Real Estate Held for Sale
Investments in real estate	$337,322,234	$2,882,411,683	$1,752,793	$3,221,486,710	$39,891,218	$—
Less: Accumulated depreciation and amortization	—	(397,413,838)	(330,839)	(397,744,677)	—	—

Net investments in real estate and related lease intangibles	$337,322,234	$2,484,997,845	$1,421,954	$2,823,742,033	$39,891,218	$—

	December 31, 2019
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development	Real Estate Held for Sale
Investments in real estate	$151,294,208	$1,369,256,465	$—	$1,520,550,673	$5,687,977	$27,285,576
Less: Accumulated depreciation and amortization	—	(277,033,046)	—	(277,033,046)	—	(5,619,814)

Net investments in real estate and related lease intangibles	$151,294,208	$1,092,223,419	$—	$1,243,517,627	$5,687,977	$21,665,762

(1)	During the year ended December 31, 2019, the Company capitalized $1,630,046 of costs related to the Mergers, included in building and improvements in the accompanying consolidated balance sheets.

Depreciation and amortization expense was $162,978,734, $73,781,883 and $70,993,280 for the years ended December 31, 2020, 2019 and 2018, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Depreciation of the Company’s buildings and improvements was $121,839,067, $73,780,075 and $70,993,280 for the years ended December 31, 2020, 2019 and 2018, respectively. Depreciation of the Company’s acquired furniture and fixtures in the Internalization Transaction was $13,127, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s intangible assets was $41,126,540, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s tenant origination and absorption costs was $40,840,580, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. Tenant origination and absorption costs had a weighted-average amortization period as of the date of acquisition of less than one year.

Amortization of the Company’s operating ROU assets was $10,212, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. This represents the amortization of initial direct costs included in the measurement of the operating ROU assets.

Amortization of the Company’s SRI Property Management Agreements was $275,748, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. This represents the amortization of the SRI Property Management Agreements acquired in the Internalization Transaction.

Amortization of the Company’s other intangible assets, which consist of below-market leases, was $5,937, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively, and is included as an increase to rental income in the accompanying consolidated condensed statements of operations. Other intangible assets had a weighted-average amortization period as of the date of acquisition of 10 years.

Operating Leases

As of December 31, 2020, the Company’s real estate portfolio comprised 21,567 residential apartment homes and was 96.5% leased by a diverse group of residents. For the year ended December 31, 2020 and 2019, the Company’s real estate portfolio earned in excess of 99% and less than 1% of its rental income from residential tenants and commercial tenants, respectively. The residential tenant lease terms consist of lease durations equal to 12 months or less. The commercial tenant leases consist of remaining lease durations varying from six to nine years.

Some residential leases contain provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to residents. Generally, upon the execution of a lease, the Company requires security deposits from residents in the form of a cash deposit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in accounts payables and accrued liabilities in the accompanying consolidated balance sheets and totaled $8,545,977 and $4,351,837 as of December 31, 2020 and 2019, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

The future minimum rental receipts from the Company’s properties under non-cancelable operating leases attributable to commercial tenants as of December 31, 2020, and thereafter is as follows:

2021	$182,566
2022	244,460
2023	250,196
2024	257,214
2025	264,423
Thereafter	980,059

$2,178,918

As of December 31, 2020 and 2019, no tenant represented over 10% of the Company’s annualized base rent and there were no significant industry concentrations with respect to its commercial leases.

Real Estate Under Development

During the year ended December 31, 2020, the Company owned the following parcels of land held for the development of apartment homes:

Development Name	Location	Purchase Date	Land Held for Development	Construction in Progress	Total Carrying Value
Garrison Station	Murfreesboro, TN	5/30/2019	$2,469,183	$20,023,071	$22,492,254
Arista at Broomfield	Broomfield, CO	3/13/2020	7,283,803	1,301,972	8,585,775
Flatirons	Broomfield, CO	6/19/2020	8,574,704	238,485	8,813,189

			$18,327,690	$21,563,528	$39,891,218

2020 Property Dispositions

Montecito Apartments

On March 6, 2020, in connection with the SIR Merger, the Company acquired Montecito Apartments, a multifamily property located in Austin, Texas, containing 268 apartment homes. The purchase price of Montecito Apartments was $36,461,172, including closing costs. During the quarter ended June 30, 2020, the Company recorded an impairment charge of $3,269,466, as it was determined that the carrying value of Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Montecito Apartments for sale at a disposition price that was less than its carrying value. On October 29, 2020, the Company sold Montecito Apartments for $34,700,000, excluding selling costs of $395,883, resulting in a gain of $1,699,349, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The carrying value of Montecito Apartments as of the date of sale was $32,604,768. The purchaser of Montecito Apartments is not affiliated with the Company or the Former Advisor.

Ansley at Princeton Lakes

On March 6, 2020, in connection with the STAR III Merger, the Company acquired Ansley at Princeton Lakes, a multifamily property located in Atlanta, Georgia, containing 306 apartment homes. The purchase price of Ansley at Princeton Lakes was $51,564,357, including closing costs. During the quarter ended June 30, 2020, the Company recorded an impairment charge of $1,770,471, as it was determined that the carrying value of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Ansley at Princeton Lakes would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes for sale at a disposition price that was less than its carrying value. On September 30, 2020, the Company sold Ansley at Princeton Lakes for $49,500,000, excluding selling costs of $466,550, resulting in a gain of $1,392,434, which includes reductions to the net book value of the property due to impairment and historical depreciation and amortization expense. The carrying value of Ansley at Princeton Lakes as of the date of sale was $47,641,016. The purchaser of Ansley at Princeton Lakes is not affiliated with the Company or the Former Advisor.

Terrace Cove Apartment Homes

On August 28, 2014, the Company, through an indirect wholly-owned subsidiary, acquired Terrace Cove Apartment Homes, a multifamily property located in Austin, Texas, containing 304 apartment homes. The purchase price of Terrace Cove Apartment Homes was $23,500,000, exclusive of closing costs. On February 5, 2020, the Company sold Terrace Cove Apartment Homes for $33,875,000, excluding selling costs of $732,529, resulting in a gain of $11,384,599, which includes reductions to the net book value of the property due to historical depreciation and amortization expense. The carrying value of Terrace Cove Apartment Homes as of the date of sale was $21,757,872. The purchaser of Terrace Cove Apartment Homes is not affiliated with the Company or the Former Advisor.

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

The results of operations for the years ended December 31, 2020, 2019 and 2018, through the dates of sale for all properties disposed of through December 31, 2020 were included in continuing operations on the Company’s consolidated statements of operations and are as follows:

	Year Ended December 31,
	2020	2019	2018
Revenues:
Rental income	$5,059,466	$8,962,905	$9,489,991
Other income	103,895	54,902	52,400

Total revenues	5,163,361	9,017,807	9,542,391
Expenses:
Operating, maintenance and management	1,725,729	2,592,404	2,938,157
Real estate taxes and insurance	1,120,807	1,880,415	1,977,882
Fees to affiliates	230,634	474,092	403,783
Depreciation and amortization	3,406,226	2,722,239	3,538,124
Interest expense	964,018	—	1,203,658
General and administrative expenses	67,142	72,881	64,650
Impairment of real estate	5,039,937	—	—

Total expenses	12,554,493	7,742,031	10,126,254

(Loss) income before other income	(7,391,132)	1,275,776	(583,863)
Other income:
Gain on sale of real estate, net	14,476,382	11,651,565	—
Interest income	1,390	6,249	3,783
Insurance proceeds in excess of losses incurred	—	—	42,016
Loss on debt extinguishment	(191,377)	—	(446,593)

Total other income (loss)	14,286,395	11,657,814	(400,794)

Net income (loss)	$6,895,263	$12,933,590	$(984,657)

2020 Unconsolidated Joint Venture Disposition

On March 6, 2020, in connection with the SIR Merger, the Company acquired a 10% interest in BREIT Steadfast MF JV LP, which consisted of 20 multifamily properties with a total of 4,584 apartment homes (the Joint Venture”). During the quarter ended June 30, 2020, the Company recognized an OTTI of $2,442,411. The OTTI was a result of us receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a disposition price that was less than the carrying value of the Joint Venture. On July 16, 2020, the Company sold its joint venture interest for $19,278,280, resulting in a gain on sale of $66,802.

Completion of Mergers

On March 6, 2020, pursuant to the terms and conditions of the SIR Merger Agreement and STAR III Merger Agreement (together the “Merger Agreements”), SIR Merger Sub and STAR III Merger Sub, the surviving entities, continued as wholly-owned subsidiaries of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of SIR and STAR III ceased. The combined company retained the name “Steadfast Apartment REIT, Inc.” At the effective time of the Mergers, each issued and outstanding

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

share of SIR and STAR III’s common stock (or a fraction thereof), $0.01 par value per share, was converted into 0.5934 and 1.430 shares of the Company’s common stock, respectively.

The following table summarizes the purchase price of SIR and STAR III as of the date of the Mergers:

	SIR	STAR III
Class A common stock issued and outstanding	$—	$3,458,807
Class R common stock issued and outstanding	—	475,207
Class T common stock issued and outstanding	—	4,625,943
Common stock issued and outstanding	73,770,330	—

Total common stock issued and outstanding	73,770,330	8,559,957
Exchange ratio	0.5934	1.430

STAR common stock issued as consideration(1)	43,775,314	12,240,739
STAR’s most recently disclosed estimated value per share	15.84	15.84

Value of implied STAR common stock issued as consideration	$693,400,974	$193,893,305

(1)	Represents the number of shares of common stock of SIR and STAR III converted into STAR shares upon consummation of the Mergers.

The following table shows the purchase price allocation of SIR’s and STAR III’s identifiable assets and liabilities assumed as of the date of the Mergers:

	SIR	STAR III
Assets
Land	$114,377,468	$58,056,275
Building and improvements	959,337,747	411,461,858
Acquired intangible assets	27,027,759	10,041,373
Other assets, net	122,688,608	21,438,855
Investment in unconsolidated joint venture	22,128,691	—

Total assets	$1,245,560,273	$500,998,361
Liabilities
Mortgage notes payable	$(506,023,981)	$(289,407,045)
Other liabilities	(46,135,318)	(17,698,011)

	$(552,159,299)	$(307,105,056)

	$693,400,974	$193,893,305

Capitalized Acquisition Costs Related to the Mergers

The SIR Merger and STAR III Merger were each accounted for as an asset acquisition. In accordance with the asset acquisition method of accounting, costs incurred to acquire the asset were capitalized as part of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

acquisition price. Upon the execution of the SIR Merger Agreement and the STAR III Merger Agreement on August 5, 2019, the SIR Merger and STAR III Merger were considered probable of occurring, at which point the Company began to capitalize the merger related acquisition costs to building and improvements in the accompanying consolidated balance sheets. Prior to such date, the merger related acquisition costs were expensed to general and administrative expenses in the accompanying consolidated statements of operations.

Impairment of Real Estate Assets

Ansley at Princeton Lakes and Montecito Apartments

During the three months ended June 30, 2020, the Company recorded an impairment charge of $5,039,937 as it was determined that the carrying value of Ansley at Princeton Lakes and Montecito Apartments would not be recoverable. The impairment charge was a result of actively marketing Ansley at Princeton Lakes and Montecito Apartments for sale at disposition prices that were less than their carrying values. In determining the fair value of property, the Company considered Level 3 inputs. Ansley at Princeton Lakes and Montecito Apartments were sold on September 30, 2020 and October 29, 2020, respectively.

5.	Investment in Unconsolidated Joint Venture

On March 6, 2020, upon consummation of the SIR Merger, the Company acquired a 10% interest in the Joint Venture. On July 16, 2020 (the “JV Disposition Date”), the Company sold its joint venture interest for $19,278,280 to an affiliate of the general partner of the Joint Venture. The Company did not exercise significant influence, nor did it control the Joint Venture and had accounted for its former investment in the Joint Venture under the equity method of accounting. Income, losses, contributions and distributions were generally allocated based on the members’ respective equity interests.

The Company recognized an OTTI on its investment in the Joint Venture of $2,442,411 during the three months ended June 30, 2020. The OTTI was a result of the Company receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a disposition price that was less than the carrying value of the Joint Venture. The OTTI is included in equity in loss from unconsolidated joint venture on the Company’s consolidated statements of operations. In determining the fair value of the Joint Venture, the Company considered Level 3 inputs.

As of the JV Disposition Date, the book value of the Company’s investment in the Joint Venture was $18,955,478, which included an accounting outside basis difference of $8,067,010, net and capitalized transaction costs of $594,993, net. The accounting outside basis difference represented the difference between the purchase price the Company paid for its investment in the Joint Venture in connection with the SIR Merger and the book value of the Company’s equity in the Joint Venture as of the JV Disposition Date. The capitalized transaction costs relate to acquiring the interest in the Joint Venture through the consummation of the SIR Merger.

During the years ended December 31, 2020 and 2019, $490,586 and $0 of amortization of the basis difference was included in equity in losses from unconsolidated joint venture on the accompanying consolidated statements of operations, respectively. The Company recorded the gain on sale of the investment in unconsolidated joint venture of $66,802 in equity in losses from unconsolidated joint venture on the accompanying consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company received distributions of $360,700 and $0 related to its investment in the Joint Venture, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Unaudited financial information for the Joint Venture for the periods from March 6, 2020 through the JV Disposition Date, is summarized below:

For the Period from March 6, 2020 through July 16, 2020
Revenues	$23,313,921
Expenses	(25,078,993)
Other income	225,914

Net loss	$(1,539,158)

Company’s proportional net loss	$(153,916)
Amortization of outside basis	(490,586)
Impairment of unconsolidated joint venture	(2,442,411)
Gain on sale of unconsolidated joint venture	66,802

Equity in losses of unconsolidated joint venture	$(3,020,111)

6.	Other Assets

As of December 31, 2020 and 2019, other assets consisted of:

	December 31,
	2020	2019
Prepaid expenses	$6,446,847	$1,521,084
SRI Property Management Agreements, net	543,332	—
Interest rate cap agreements (Note 14)	7,852	132
Escrow deposits for pending real estate acquisitions	—	2,600,300
Other deposits	649,470	1,342,615
Corporate computers, net	132,708	—
Lease right-of-use assets, net (Note 15)(1)	2,145,505	49,184

Other assets	$9,925,714	$5,513,315

(1)

As of December 31, 2020, lease ROU assets, net included finance lease ROU asset, net of $16,845 and operating ROU assets, net of $2,128,660. As of December 31, 2019, lease ROU assets, net included finance lease ROU asset, net of $0 and operating ROU assets, net of $49,184.

Amortization of the Company’s SRI Property Management Agreements was $275,748, $0 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Amortization of the Company’s initial direct costs included in the measurement of the operating ROU assets was $10,212, $1,808 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 15 (Leases) for details.

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DECEMBER 31, 2020

7.	Debt

Mortgage Notes Payable

The following is a summary of mortgage notes payable, net secured by individual properties as of December 31, 2020 and 2019:

	December 31, 2020
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.31%	2.27%	$113,452,357
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,273,877,535

Mortgage notes payable, gross	46				3.72%	1,387,329,892

Premiums and discount, net(2)						3,809,734
Deferred financing costs, net(3)						(6,756,841)

Mortgage notes payable, net						$1,384,382,785

	December 31, 2019
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	2	1/1/2025 - 9/1/2025	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.28%	3.82%	$75,670,000
Fixed rate	14	7/1/2025 - 5/1/2054	3.36%	4.60%	3.96%	488,805,387

Mortgage notes payable, gross	16				3.94%	564,475,387

Deferred financing costs, net(3)						(4,376,572)

Mortgage notes payable, net						$560,098,815

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

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DECEMBER 31, 2020

(2)

The following table summarizes debt premiums and discounts as of December 31, 2020, including the unamortized portion included in the principal balance as well as amounts amortized included in interest expense in the accompanying consolidated statements of operations. There were no debt premiums and discounts as of December 31, 2019.

Net Debt Premium (Discount) before Amortization as of December 31, 2020	Amortization of Debt (Premium) Discount During the Year Ended December 31, 2020	Unamortized Net Debt Premium (Discount) as of December 31, 2020
$15,375,305	$(1,836,575)	$13,538,730
(10,179,526)	450,530	(9,728,996)

$5,195,779	$(1,386,045)	$3,809,734

(3)	Accumulated amortization related to deferred financing costs as of December 31, 2020 and 2019 was $3,495,183 and $2,215,461, respectively.

Construction Loan

On October 16, 2019, the Company entered into an agreement with PNC Bank, National Association (“PNC Bank”) for a construction loan related to the development of a multifamily property known as Garrison Station in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest is daily LIBOR plus 2.00%, which then reduces to daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of its affiliates. As of December 31, 2020 and 2019, the principal outstanding balance on the construction loan was $6,264,549 and $0, respectively, and was included within mortgage notes payable, net on the accompanying consolidated balance sheets.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 indirect wholly-owned subsidiaries of the Company entered into a Master Credit Facility Agreement (“MCFA”) with Berkeley Point Capital, LLC (“Facility Lender”) for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, the Company and the Facility Lender amended the MCFA to substitute Patina Flats at the Foundry and Fielders Creek, the then-unencumbered multifamily property owned by the Company, as substitute collateral for the three multifamily properties disposed of and released from the MCFA. The Company also increased its outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (i) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (ii) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (iii) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (iv) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. The Company

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paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid the Former Advisor a loan coordination fee of $3,061,855.

PNC Master Credit Facility

On June 17, 2020, the Company, through seven indirect wholly-owned subsidiaries (each, a “Borrower” and collectively, the “Borrowers”), entered into a Master Credit Facility Agreement (the “PNC MCFA,”), a fixed rate Multifamily Note and a variable rate Multifamily Note (collectively, the “Notes”) and the other loan documents for the benefit of PNC Bank. The PNC MCFA provides for two tranches: (i) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (ii) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. The Company paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, the Company entered into a revolving credit loan facility (the “Revolver”) with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances (each, a “Revolver Loan”) solely for the purpose of financing costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension. Advances made under the Revolver are secured by the Landings of Brentwood property, as evidenced by the Loan Agreement, the Credit Facility Notes (the “Notes”), the Deed of Trust and a Guaranty from the Company (the “Guaranty,” together with the Loan Agreement and the Notes, the “Loan Documents”).

The Company has the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread.

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As of December 31, 2020 and 2019, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which are included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of December 31,
	2020	2019
Principal balance on MCFA, gross	$592,137,000	$551,669,000
Principal balance on PNC MCFA, gross	158,340,000	—
Deferred financing costs, net on MCFA(1)	(3,436,850)	(3,208,770)
Deferred financing costs, net on PNC MCFA(2)	(1,689,935)	—
Deferred financing costs, net on Revolver(3)	(487,329)	—

Credit facilities, net	$744,862,886	$548,460,230

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of December 31, 2020 and 2019, was $1,298,265 and $832,187, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of December 31, 2020 and 2019, was $99,283 and $0, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of December 31, 2020 and 2019, was $101,549 and $0, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, the Company assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. The Company recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR +2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471

Assumed Principal Mortgage Notes Payable	29				$791,020,471

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Maturity and Interest

The following is a summary of the Company’s aggregate maturities as of December 31, 2020:

		Maturities During the Years Ending December 31,
Contractual Obligations	Total	2021	2022	2023	2024	2025	Thereafter
Principal payments on outstanding debt (1)	$2,137,806,892	$8,724,823	$41,107,321	$60,647,614	$58,165,948	$197,570,696	$1,771,590,490

(1)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude deferred financing costs, net and debt premiums (discounts), net associated with the notes payable.

The Company’s notes payable contain customary financial and non-financial debt covenants. At December 31, 2020 and 2019, the Company was in compliance with all debt covenants.

For the years ended December 31, 2020, 2019 and 2018, the Company incurred interest expense of $75,171,052, $49,273,750 and $44,374,484, respectively. Interest expense for the years ended December 31, 2020, 2019 and 2018 includes amortization of deferred financing costs of $1,948,437, $1,019,355 and $1,056,545, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $65,391, $225,637 and $(87,160), amortization of net loan premiums and discounts of $1,393,673, $0 and $207,074, imputed interest on the finance lease portion of the Company’s sub-lease of $175, $0 and $0, line of credit commitment fees of $65,953, $2,137 and $57,007 and costs associated with the refinancing of debt of $42,881, $496,684 and $587,520, net of capitalized interest of $807,345, $106,523 and $0, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

Interest expense of $6,806,695 and $3,954,686 was payable as of December 31, 2020 and 2019, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

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8. Stockholders’ Equity

General

Pursuant to the Charter, the total number of shares of capital stock authorized for issuance is 1,100,000,000 shares, consisting of 999,998,000 shares of common stock with a par value of $0.01 per share, 1,000 shares of Class A non-participating, non-voting convertible stock with a par value of $0.01 per share, 1,000 shares of non-participating, non-voting convertible stock with a par value of $0.01 per share and 100,000,000 shares of preferred stock with a par value of $0.01 per share.

Common Stock

The shares of the Company’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the MGCL and to all rights of a stockholder pursuant to the MGCL. The common stock has no preferences or preemptive, conversion or exchange rights.

On September 3, 2013, the Company issued 13,500 shares of common stock to SRI, the Company’s former sponsor, for $202,500. From inception through March 24, 2016, the date of the termination of the Primary Offering, the Company had issued 48,625,651 shares of common stock in its Public Offering for offering proceeds of $640,012,497, including 1,011,561 shares of common stock issued pursuant to the DRP for total proceeds of $14,414,752, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. Following the termination of the Public Offering, the Company continues to offer shares pursuant to the DRP. On May 4, 2020, the Company amended its registration statement for the DRP to register up to 10,000,000 shares of common stock for sale at an initial price of $15.23.

On March 6, 2020, the Company issued 43,775,314 shares of its common stock to SIR’s stockholders and 12,240,739 shares of its common stock to STAR III’s stockholders in connection with the Mergers. As of December 31, 2020, the Company had issued 111,665,117 shares of common stock, including 56,016,053 shares of common stock issued in the Mergers and 8,035,037 shares of common stock issued pursuant to the DRP for aggregate proceeds of $1,633,192,593, including $887,294,279 from the Mergers and $120,300,569 of proceeds pursuant to the DRP, net of offering costs of $84,837,134.

As further discussed in Note 11 (Incentive Award Plan and Independent Director Compensation), the shares of restricted common stock granted to the Company’s independent directors prior to the Internalization Transaction, vest and become non-forfeitable in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant. On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or subsequent annual election to the Company’s board of directors. The shares of restricted common stock granted pursuant to the Company’s independent directors’ compensation plan generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

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The issuance and vesting activity for the years ended December 31, 2020, 2019 and 2018 for the restricted stock issued to the Company’s independent directors were as follows:

	Year Ended December 31,
	2020	2019	2018
Nonvested shares at the beginning of the period	7,497	7,497	7,497
Granted shares	31,288	4,998	4,998
Vested shares	(5,416)	(4,998)	(4,998)

Nonvested shares at the end of the period	33,369	7,497	7,497

Additionally, the weighted average fair value of restricted common stock issued to the Company’s independent directors for the years ended December 31, 2020, 2019 and 2018 was as follows:

Grant Year	Weighted Average Fair Value
2018	$15.18
2019	15.84
2020	15.36

Included in general and administrative expenses is $112,600, $71,250 and $74,617 for the years ended December 31, 2020, 2019 and 2018, respectively, for compensation expense related to the issuance of restricted common stock to the Company’s independent directors. As of December 31, 2020, the compensation expense related to the issuance of the restricted common stock to the Company’s independent directors not yet recognized was $466,166. The weighted average remaining term of the restricted common stock to the Company’s independent directors was approximately 1.4 years as of December 31, 2020. As of December 31, 2020, no shares of restricted common stock issued to the independent directors had been forfeited.

Issuance of Restricted Stock Awards to Key Employees

2020 Restricted Stock Awards

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Company’s Amended and Restated 2013 Incentive Plan (the “Incentive Award Plan”), which grants had been approved by the Special Committee and the board of directors. The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date (collectively, the “2020 Restricted Stock Awards”).

The 2020 Restricted Stock Award provides that vesting is subject to the key employee’s continued employment with the Company through each applicable vesting date, except in the event of death or disability, in which case, any unvested portion of the awards will become fully vested. In addition, the Restricted Stock Award provides the key employee with rights as a stockholder in respect of the awards’ vested and unvested shares, including the right to vote and the right to dividends.

In the event of a termination of a key employee’s employment by the Company without cause or by the key employee for good reason within 12 months following a change in control, any unvested portion of the 2020 Restricted Stock Award will become fully vested at the time of such termination, provided that if the 2020 Restricted Stock Award is unvested at the time of a change in control of the Company and are not assumed or substituted for equivalent awards as part of the change in control transaction, the 2020 Restricted Stock Awards

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will become fully vested at the time of the change in control transaction. The fair value of grants issued was approximately $2,850,000. Total compensation expense related to the 2020 Restricted Stock Awards for the year ended December 31, 2020 was $316,676, and was included in general and administrative costs on the accompanying consolidated statements of operations. As of December 31, 2020, the compensation expense related to the issuance of the restricted common stock to the key employees not yet recognized was $2,533,324. The weighted average remaining term of the restricted common stock issued to the Company’s key employees was approximately 2.2 years as of December 31, 2020. As of December 31, 2020, no shares of restricted common stock issued to the Company’s key employees have been forfeited.

2021 Restricted Stock Awards

On September 1, 2020, in connection with the Internalization Transaction, and subject to each executive’s continued employment through the grant date, in the first quarter of calendar year 2021, the Company granted certain key employees an award of time-based restricted stock (the “Time-Based 2021 Award”) with a total grant date fair value of $1,512,000 to be granted under and subject to the terms of the Incentive Award Plan. The Time-Based 2021 Awards will vest ratably over three years following the grant date, subject to the key employees’ continuous employment through the applicable vesting dates, with certain exceptions.

Investment Management Fee and Loan Coordination Fee Paid to Former Advisor in Shares

Following the completion of the Mergers on March 6, 2020 and until the closing of the Internalization Transaction, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a monthly investment management fee, payable 50% in cash and 50% in shares of the Company’s common stock at the estimated value per share at the time of issuance. The shares of common stock fully vest and become non-forfeitable upon payment of the monthly investment management fee. The fair value of the vested common stock at the date of issuance, using the most recent publicly disclosed estimated value per share, is recorded in stockholders’ equity in the accompanying consolidated balance sheets. Investment management fees incurred in shares, included in fees to affiliates in the accompanying consolidated statements of operations were $8,367,340 for the year ended December 31, 2020. No investment management fees were incurred in shares for the years ended December 31, 2019 or 2018.

Following the closing of the Mergers on March 6, 2020 and until the closing of the Internalization Transaction, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a loan coordination fee in shares of the Company’s common stock at the estimated value per share at the time of issuance. The loan coordination fee was payable in shares equal to 0.5% of the amount of debt financed or refinanced (in each case, other than at the time of the acquisition of a property) or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. Loan coordination fees incurred in shares and included in fees to affiliates in the accompanying consolidated statements of operations, were $1,116,700 for the year ended December 31, 2020. No loan coordination fees were incurred in shares for the years ended December 31, 2019 or 2018.

Convertible Stock and Class A Convertible Stock

Prior to completion of the Mergers on March 6, 2020, the Company’s then-outstanding Convertible Stock would have been converted into shares of the Company’s common stock if and when: (A) the Company had made total distributions on the then-outstanding shares of the Company’s common stock equal to the original issue price of those shares plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (B) the Company listed its common stock for trading on a national securities

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exchange, or (C) the Company’s then Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). In the event of a termination or non-renewal of the Advisory Agreement for cause, all of the shares of the Convertible Stock would have been repurchased by the Company for $1.00. In general, each share of Convertible Stock would convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” plus the aggregate value of distributions paid to date on the then outstanding shares of the Company’s common stock over (2) the aggregate purchase price paid by stockholders for those outstanding shares of common stock plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of those outstanding shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock on an as-converted basis, in each case calculated as of the date of the conversion.

In connection with the Mergers, the Company and the Former Advisor exchanged the then-outstanding Convertible Stock for new Class A Convertible Stock. The Class A Convertible Stock would have been converted into shares of the Company’s common stock if (1) the Company had made total distributions of money or other property to its stockholders (with respect to SIR and STAR III, including in each case distributions paid to SIR and STAR III stockholders prior to the closing of the Mergers), which the Company refers to collectively as the “Class A Distributions,” equal to the original issue price of the Company’s shares of common stock, shares of common stock of SIR and shares of common stock of STAR III (the “Common Equity”), plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or enters into a merger whereby holders of the Company’s common stock receive listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement), each of the above is referred to as a “Triggering Event.” Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the “Class A Enterprise Value” plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeded (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event.

As discussed in Note 1 (Organization and Business), in connection with the Internalization Transaction, the Company purchased all of the Class A Convertible Stock from the Former Advisor for $1,000.

Preferred Stock

The Charter provides the Company’s board of directors with the authority to issue one or more classes or series of preferred stock, and prior to the issuance of such shares of preferred stock, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares and designate the preferences, rights and privileges of such shares of preferred stock. The Company’s board of directors is authorized to amend the Charter without the approval of the stockholders to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue. As of December 31, 2020 and 2019, no shares of the Company’s preferred stock were issued and outstanding.

Distribution Reinvestment Plan

The Company’s board of directors has approved the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock in additional shares of the

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Company’s common stock in lieu of receiving cash distributions. The purchase price per share under the DRP initially was $14.25. On March 9, 2021, April 17, 2020 and March 12, 2019, the Company’s board of directors approved a price per share for the DRP of $15.55, $15.23, and $15.84, effective April 1, 2021, May 1, 2020 and April 1, 2019, respectively, in connection with the determination of an estimated value per share of the Company’s common stock.

The Company’s board of directors may again, in its sole discretion, from time to time, change this price based upon changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

No sales commissions or dealer manager fees are payable on shares sold through the DRP. The Company’s board of directors may amend, suspend or terminate the DRP at its discretion at any time upon ten days’ notice to the Company’s stockholders. Following any termination of the DRP, all subsequent distributions to stockholders will be made in cash.

Share Repurchase Plan and Redeemable Common Stock

The Company’s share repurchase plan may provide an opportunity for stockholders to have their shares of common stock repurchased by the Company, subject to certain restrictions and limitations. No shares can be repurchased under the Company’s share repurchase plan until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder.

On March 14, 2018, the board of directors of the Company determined to amend the terms of the Company’s share repurchase plan effective as of April 15, 2018 to (1) limit the amount of shares repurchased pursuant to the Company’s share repurchase plan each quarter to $2,000,000 and (2) revise the repurchase price to an amount equal to 93% of the estimated value per share. Prior to the March 3, 2020 amendments (described below), the share repurchase price was further reduced based on how long the stockholder had held the shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of the Share Repurchase Price(2)
2 years	95.0% of the Share Repurchase Price(2)
3 years	97.5% of the Share Repurchase Price(2)
4 years	100% of the Share Repurchase Price(2)
In the event of a stockholder’s death or disability(3)	Average Issue Price for Shares(4)

(1)

As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock. Repurchase price includes the full amount paid for each share, including all sales commissions and dealer manager fees.

(2)	The “Share Repurchase Price” equaled 93% of the most recently publicly disclosed estimated value per share determined by the Company’s board of directors.
(3)	The required one-year holding period did not apply to repurchases requested within two years after the death or disability of a stockholder.
(4)	The purchase price per share for shares repurchased upon the death or disability of a stockholder was equal to the average issue price per share for all of the stockholder’s shares.

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The purchase price per share for shares repurchased pursuant to the Company’s share repurchase plan is further reduced by the aggregate amount of net proceeds per share, if any, distributed to the Company’s stockholders prior to the Repurchase Date (defined below) as a result of the sale of one or more of the Company’s assets that constitutes a return of capital as a result of such sales.

Repurchases of shares of the Company’s common stock are made quarterly upon written request to the Company at least 15 days prior to the end of the applicable quarter. Repurchase requests are honored approximately 30 days following the end of the applicable quarter (“Repurchase Date”). Stockholders may withdraw their repurchase request at any time up to three business days prior to the Repurchase Date.

In connection with the announcement of the then-proposed SIR Merger and STAR III Merger, on August 5, 2019, the Company’s board of directors approved the Amended and Restated Share Repurchase Plan (the “Amended & Restated SRP”), which became effective September 5, 2019, and applied to repurchases made on the repurchase dates subsequent to the effective date of the Amended & Restated SRP. Under the Amended & Restated SRP, the Company only repurchased shares of common stock in connection with the death or qualifying disability (as defined in the Amended and Restated SRP) of a stockholder. Repurchases pursuant to the Amended & Restated SRP continued to be limited to $2,000,000 per quarter. On March 3, 2020, in connection with the closing of the SIR Merger and the STAR III Merger, the Company’s board of directors amended its share repurchase plan to: (1) allow all stockholders to request repurchases (as opposed to death and disability only), (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $4,000,000 and (3) set the repurchase price in all instances (including death and disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. The $4,000,000 quarterly limit was first in effect on the repurchase date at April 30, 2020, with respect to repurchases for the three months ended March 31, 2020, but was limited to death and disability only. The Amended & Restated SRP was open to all repurchase requests beginning April 1, 2020. As of December 31, 2020, the share repurchase price was $14.16 per share, which represented 93% of the then- most recently published estimated value per share of $15.23.

On January 12, 2021, the board of directors approved an amendment to the Amended & Restated SRP. The amendment (1) limits repurchase requests to death and qualifying disability only and (2) sets a $3,000,000 per calendar quarter limit on the amount of repurchases by the Company. The amendment will take effect on the repurchase date at the end of April 2021, with respect to repurchases for the fiscal quarter ending March 31, 2021. Share requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021). The current share repurchase price is $14.46 per share, which represents 93% of the most recently published estimated value per share of $15.55.

The Company is not obligated to repurchase shares of its common stock under the share repurchase plan. In no event shall repurchases under the share repurchase plan exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the $4,000,000 limit for any quarter put in place by the Company’s board of directors, which will be decreased to $3,000,000 beginning in the first quarter of 2021 and will be limited to repurchase requests in the event of death and qualifying disability. There is no fee in connection with a repurchase of shares of the Company’s common stock pursuant to the Company’s share repurchase plan. As of December 31, 2020 and 2019, the Company had recorded $4,000,000 and $797,289, respectively, which represents 282,477 (pursuant to the Amended & Restated SRP) and 53,152 shares of common stock, respectively, in accounts payable and accrued liabilities on the accompanying consolidated balance sheets related to these unfulfilled repurchase requests, all of which were repurchased on the January 29, 2021 and January 31, 2020 repurchase dates.

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During the year ended December 31, 2020, the Company repurchased a total of 767,143 shares with a total repurchase value of $10,907,826 and received requests for repurchases of 5,450,634 shares with a total repurchase value of $77,180,979. During the year ended December 31, 2019, the Company repurchased a total of 475,670 shares with a total repurchase value of $6,971,635 and received requests for the repurchase of 904,967 shares with a total repurchase value of $13,240,859, respectively.

The Company cannot guarantee that the funds set aside for the share repurchase plan will be sufficient to accommodate all repurchase requests made in any quarter. In the event that the Company does not have sufficient funds available to repurchase all of the shares of the Company’s common stock for which repurchase requests have been submitted for death and disability, pro rata as to other repurchase requests.

The Company’s board of directors may, in its sole discretion, amend, suspend or terminate the share repurchase plan at any time upon 30 days’ notice to its stockholders if it determines that the funds available to fund the share repurchase plan are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase plan is in the best interest of the Company’s stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination or suspension of the Company’s share repurchase plan. The share repurchase plan will terminate in the event that a secondary market develops for the Company’s shares of common stock.

For the year ended December 31, 2020, the Company reclassified $1,383,318, net of $10,907,826 of fulfilled repurchase requests, from permanent equity to temporary equity, which was included as redeemable common stock on the accompanying balance sheets. For the year ended December 31, 2019, the Company reclassified $1,202,711, net pursuant to the share repurchase plan from accounts payable and accrued liabilities to temporary equity, which is included as redeemable common stock on the accompanying consolidated balance sheets.

Distributions

The Company’s long-term goal is to pay distributions solely from cash flow from operations. However, because the Company may receive income from interest or rents at various times during the Company’s fiscal year and because the Company may need cash flow from operations during a particular period to fund capital expenditures and other expenses, the Company expects that at times during the Company’s operational stage, the Company will declare distributions in anticipation of cash flow that the Company expects to receive during a later period, and the Company expects to pay these distributions in advance of its actual receipt of these funds. The Company’s board of directors has the authority under its organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings, offering proceeds or advances. The Company has not established a limit on the amount of proceeds it may use to fund distributions from sources other than cash flow from operations. If the Company pays distributions from sources other than cash flow from operations, the Company will have fewer funds available and stockholders’ overall return on their investment in the Company may be reduced.

To maintain the Company’s qualification as a REIT, the Company must make aggregate annual distributions to its stockholders of at least 90% of its REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If the Company meets the REIT qualification requirements, the Company generally will not be subject to federal income tax on the income that the Company distributes to its stockholders each year.

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Distributions Declared

The Company’s board of directors approved a cash distribution that accrues at a rate of $0.002459 per day for each share of the Company’s common stock during the year ended December 31, 2020, which, if paid over a 366-day period is equivalent to $0.90 per share. During the year ended December 31, 2019, cash distributions accrued at a rate of $0.002466 per day for each share, which, if paid over a 365-day period, is equivalent to $0.90 per share. On January 12, 2021, the Company’s board of directors approved a cash distribution that accrues at a rate of $0.001438 per day for each share of the Company’s common stock for the period commencing on February 1, 2021 and ending on February 28, 2021, which was extended through April 30, 2021, and which, if paid over a 365-day period is equivalent to $0.525 per share. The distributions declared accrue daily to stockholders of record as of the close of business on each day and are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month. There is no guarantee that the Company will continue to pay distributions at this rate or at all.

Distributions declared for the years ended December 31, 2020 and 2019 were $91,970,559 and $46,971,783, including $21,250,435 and $21,105,794, or 1,382,315 shares and 1,347,105 shares of common stock, respectively, attributable to the DRP.

As of December 31, 2020 and December 31, 2019, $8,931,971 and $4,021,509 of distributions declared were payable, which included $1,821,581 and $1,744,240, or 119,605 shares and 110,116 shares of common stock, attributable to the DRP, respectively.

Distributions Paid

For the years ended December 31, 2020 and 2019, the Company paid cash distributions of $66,631,465 and $25,681,391, which related to distributions declared for each day in the period from December 1, 2019 through November 30, 2020 and December 1, 2018 through November 30, 2019, respectively. Additionally, for the years ended December 31, 2020 and 2019, 1,372,828 and 1,354,560 shares of common stock were issued pursuant to the DRP for gross offering proceeds of $21,173,094 and $21,222,382, respectively. For the years ended December 31, 2020 and 2019, the Company paid total distributions of $87,804,559 and $46,903,773, respectively.

9. Noncontrolling Interest

Noncontrolling interests represent operating partnership interests in the Current Operating Partnership of which the Company is the general partner.

Class A-2 Operating Partnership Units

Class A-2 OP Units were issued as part of the consideration to purchase VV&M Apartments. STAR III OP, the Company’s then- indirect subsidiary, agreed to acquire the 310-unit multifamily property located in Dallas, Texas known as VV&M Apartments for an aggregate purchase price of $59,250,000, pursuant to the terms of a Contribution Agreement, dated as of March 20, 2020 (the “Contribution Agreement”), by and among STAR III OP, as Purchaser, and VV&M. On April 21, 2020 (the “VV&M Closing Date”), VV&M contributed the VV&M Apartments to STAR III OP, and STAR III OP issued 948,785 Class A-2 OP Units at an estimated value per unit of $15.23, the fair value determined at the date of transaction, or $14,450,000 in the aggregate, to VV&M, all in accordance with the Contribution Agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

On the VV&M Closing Date, STAR III OP and VV&M entered into the Second A&R Partnership Agreement. The Second A&R Partnership Agreement provides for VV&M to request STAR III OP to: (i) repurchase the outstanding Class A-2 OP Units after five years from the Closing Date (the “Put”), or (ii) convert the Class A-2 OP Units into shares of common stock of the Company. STAR III OP has the right to repurchase the Class A-2 OP Units after five years from the VV&M Closing Date and can exercise its option to settle the Put in shares of common stock of the Company. The Class A-2 OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the income or loss on a pro rata basis of the then- three operating partnerships combined. The Company has evaluated the terms of the Second A&R Partnership Agreement and in accordance with ASC 480, determined that the Class A-2 OP Units are properly recognized as permanent equity on the consolidated balance sheets.

On August 28, 2020, STAR III OP merged with and into the Current Operating Partnership and VV&M owns the Class A-2 operating partnership units in the Current Operating Partnership pursuant to the Operating Partnership Agreement on substantially the same terms described above.

Class B Operating Partnership Units

Class B OP Units were issued as consideration in the Internalization Transaction as discussed in Note 1 (Organization and Business). The Class B OP Units were valued at $15.23 per unit at the time of the transaction. On August 31, 2020, the closing date of the Internalization Transaction, the Company, VV&M, STAR OP and SRI entered into the Operating Partnership Agreement. The Operating Partnership Agreement includes a provision for SRI to request the repurchase of all outstanding Class B OP Units, one year from the Closing Date; however, under the terms of the Contribution & Purchase Agreement, SRI is precluded from redeeming or transferring the Class B OP Units for two years from the closing date of the Internalization Transaction. The Operating Partnership Agreement also includes a provision for the Company to settle the repurchase request in shares of the Company’s common stock rather than in cash, in its sole discretion as the general partner of the Current Operating Partnership. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Current Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis. The Company has evaluated the terms of the Operating Partnership Agreement and in accordance with ASC 480, determined that the Class B OP Units are properly recognized as permanent equity on the consolidated balance sheets.

As of December 31, 2020, noncontrolling interests were approximately 6.06% of total shares and 6.67% of weighted average shares outstanding (both measures assuming Class A-2 OP Units and Class B OP Units were converted to common stock). The following summarizes the activity for noncontrolling interests recorded as equity for the year ended December 31, 2020:

Year Ended December 31, 2020
Issuance of Class A-2 OP Units	$14,450,000
Issuance of Class B OP Units	93,750,000
Loss allocated to Class A-2 OP Units	(638,048)
Loss allocated to Class B OP Units	(800,023)
Distributions to Class A-2 OP Units	(592,598)
Distributions to Class B OP Units	(1,846,672)

Noncontrolling interests	$104,322,659

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

There were no noncontrolling interests as of December 31, 2019.

10. Related Party Arrangements

Prior to the Closing, on August 31, 2020, the Former Advisor was the Company’s advisor and, as such, supervised and managed the Company’s day-to-day operations and selected the Company’s real property investments and real estate-related assets, subject to oversight by the Company’s board of directors. The Former Advisor also provided marketing, sales and client services on the Company’s behalf. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns an 48.6% interest in Steadfast Holdings, the largest owner of SRI. Ms. del Rio, the Company’s then Secretary and affiliated director, owned a 6.3% interest in Steadfast Holdings. Since 2014, Ms. Neyland, the Company’s President, Chief Financial Officer and Treasurer, earned an annual 5% profit interest from Steadfast Holdings.

Crossroads Capital Multifamily, LLC (“Crossroads Capital Multifamily”), owned a 25% membership interest in SRI. Pursuant to the Third Amended and Restated Operating Agreement of SRI effective as of January 1, 2014, as amended, distributions are allocated to each member of SRI in an amount equal to such member’s accrued and unpaid 10% preferred return, as defined in the Third Amended and Restated Operating Agreement. Thereafter, all distributions to Crossroads Capital Multifamily were subordinated to distributions to the other member of SRI, Steadfast Holdings, until Steadfast Holdings had received an amount equal to certain expenses, including certain organization and offering costs, incurred by Steadfast Holdings and its affiliates on our behalf.

During the eight months ended August 31, 2020, all of our other officers and directors, other than our independent directors, were officers of our Former Advisor and officers, limited partners and/or members of our former sponsor and other affiliates of our Former Advisor.

Prior to the Closing, the Company and the STAR Operating Partnership operated pursuant to the Advisory Agreement with the Former Advisor. Pursuant to the Advisory Agreement, the Company was obligated to pay the Former Advisor specified fees upon the provision of certain services, the investment of funds in real estate and real estate-related investments and the management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). Subject to the limitations described below, the Company was also obligated to reimburse the Former Advisor and its affiliates for organization and offering costs incurred by the Former Advisor and its affiliates on behalf of the Company, as well as acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Summarized below are the related party transactions incurred (received) by the Company for the years ended December 31, 2020, 2019 and 2018:

	Incurred (Received) For the Year Ended December 31,
	2020	2019	2018
Consolidated Statements of Operations:
Expensed
Investment management fees (1)	$19,537,998	$16,645,427	$15,743,185
Due diligence costs (2)	140,273	98,594	—
Loan coordination fees (1)	1,605,652	942,833	3,562,595
Disposition fees (3)	594,750	591,000	—
Disposition transaction costs (3)	5,144	6,566	—
Property management:
Fees (1)	5,490,053	5,016,845	4,886,436
Reimbursement of onsite personnel (4)	17,402,120	15,230,722	14,959,964
Reimbursement of other (1)	4,142,891	3,256,473	1,784,010
Reimbursement of property operations (4)	230,225	108,616	82,461
Reimbursement of property G&A (2)	114,696	113,367	49,916
Other operating expenses (2)	3,299,465	1,826,725	1,175,061
Reimbursement of personnel benefits (5)	1,960,412	—	—
Insurance proceeds (6)	(150,000)	—	(150,000)
Property insurance (7)	2,450,228	2,301,972	1,394,218
Rental revenue (8)	(53,162)	(58,980)	(21,589)
Transition services agreement income (6)	(147,175)	—	—
SRI property management agreements income (6)	(288,183)	—	—
Other reimbursement income under the SRI property management agreements (6)	(95,315)	—	—
Reimbursement of onsite personnel income under the SRI property management agreements (6)	(1,265,938)	—	—
Consolidated Balance Sheets:
Net assets acquired in internalization transaction (9)	123,236,646	—	—
Sublease security deposit (10)	85,000	—	—
Deferred financing costs (11)	49,050	3,594	18,923
Capitalized to Real Estate
Capitalized development service fee (12)	553,927	151,071	—
Capitalized investment management fees (12)	257,721	77,433	—
Capitalized development costs (12)	3,030	2,445	—
Acquisition expenses (13)	426,389	551,447	26,113
Acquisition fees (13)	17,717,639	48,343	—
Loan coordination fees (13)	8,812,071	—	—
Capital expenditures (14)	—	107,576	7,295
Construction management:
Fees (14)	536,098	1,340,387	585,532
Reimbursement of labor costs (14)	236,477	467,295	908,206
Additional paid-in capital
Selling commissions	(21,224)	—	—
Distributions (15)	1,846,950	—	—
Issuance of Class B OP Units (16)	93,750,000	—	—
Repurchase of convertible stock (16)	1,000	—	—

	$302,464,908	$48,829,751	$45,012,326

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

(1)	Included in fees to affiliates in the accompanying consolidated statements of operations.
(2)	Included in general and administrative expenses in the accompanying consolidated statements of operations.
(3)	Included in gain on sale of real estate, net in the accompanying consolidated statements of operations.
(4)	Included in operating, maintenance and management in the accompanying consolidated statements of operations.
(5)

Represents reimbursements of employee benefits to SIP (the company who contracted with the insurance carrier, and is responsible for collecting employee benefits from the Company). The reimbursements include the employee and employer benefit cost portion. The former is collected by the Company via salary deductions and is then remitted to SIP who in turn remits it to the insurance carrier. The latter is included in operating, maintenance and management and general and administrative expenses in the accompanying consolidated statements of operations.

(6)	Included in other income in the accompanying consolidated statements of operations.
(7)

Property related insurance expense and the amortization of the prepaid insurance deductible account are included in general and administrative expenses in the accompanying consolidated statements of operations. The amortization of the prepaid property insurance is included in operating, maintenance and management expenses in the accompanying consolidated statements of operations. The prepaid insurance is included in other assets in the accompanying consolidated balance sheets upon payment.

(8)	Included in rental income in the accompanying consolidated statements of operations.
(9)

In connection with the Internalization Transaction, the Company became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor resulting in the recognition of net assets assumed in the Internalization Transaction of $123,236,646, which consists of goodwill of $125,220,448, other assets of $2,717,634 and accounts payable and accrued liabilities of $4,701,436, all of which are included in the accompanying consolidated balance sheets.

(10)	Included in other assets in the accompanying consolidated balance sheets.
(11)	Included in notes payable, net in the accompanying consolidated balance sheets.
(12)	Included in real estate held for development in the accompanying consolidated balance sheets.
(13)	Included in total real estate, net in the accompanying consolidated balance sheets.
(14)	Included in building and improvements in the accompanying consolidated balance sheets.
(15)	Included in cumulative distributions and net losses in the accompanying consolidated balance sheets.
(16)

In connection with the Internalization Transaction, in exchange for acquiring the advisory, asset management and property management business of the Former Advisor and its affiliates, the Company paid its former sponsor, total consideration of $124,999,000 which consists of $31,249,000 in cash consideration, 6,155,613.92 of Class B OP Units valued at $15.23 per unit, or $93,750,000 in the aggregate. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Current Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis and are included within noncontrolling interests in the accompanying consolidated balance sheets. In addition, the Company purchased all of the Class A convertible shares of the Company held by the Former Advisor for $1,000.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Summarized below are the related party transactions paid (received) by the Company for the years ended December 31, 2020, 2019 and 2018:

	Paid (Received) For the Year Ended December 31,
	2020	2019	2018
Consolidated Statements of Operations:
Expensed
Investment management fees	$23,658,432	$12,580,939	$15,687,320
Due diligence costs	37,972	98,594	—
Loan coordination fees	2,205,652	342,833	4,290,695
Disposition fees	1,185,750	—	—
Disposition transaction costs	5,144	6,566	—
Property management:
Fees	5,963,072	5,009,096	4,872,734
Reimbursement of onsite personnel	18,847,996	15,155,066	14,958,751
Reimbursement of other	4,201,997	3,247,684	1,783,971
Reimbursement of property operations	241,690	97,151	82,461
Reimbursement of property G&A	121,696	106,367	49,916
Other operating expenses	4,049,159	1,457,164	1,157,836
Reimbursement of personnel benefits	1,939,955	—	—
Insurance proceeds	(162,282)	(75,000)	(75,000)
Property insurance	1,505,214	2,742,723	1,323,074
Rental revenue	(53,162)	(58,980)	(21,589)
Transition services agreement income	(43,623)	—	—
SRI property management agreements income	(210,423)	—	—
Other reimbursement income under the SRI property management agreements	(73,335)	—	—
Reimbursement of onsite personnel income under the SRI property management agreements	(1,092,011)	—	—
Consolidated Balance Sheets:
Net assets acquired in internalization transaction	123,236,646	—	—
Sublease security deposit	85,000	—	—
Deferred financing costs	22,550	3,594	18,923
Capitalized to Real Estate
Capitalized development service fee	553,927	100,714	—
Capitalized investment management fees	283,532	51,622	—
Capitalized development costs	3,030	2,445	—
Acquisition expenses	426,389	553,054	24,507
Acquisition fees	17,717,639	48,343	—
Loan coordination fees	8,812,071	—	—
Capital expenditures	—	107,576	7,295
Construction management:
Fees	637,156	1,306,911	700,410
Reimbursement of labor costs	250,278	487,973	941,879
Additional paid-in capital
Selling commissions	50,063	228,665	262,387
Distributions	1,377,714	—	—
Issuance of Class B OP Units	93,750,000	—	—
Repurchase of convertible stock	1,000	—	—

	$309,535,888	$43,601,100	$46,065,570

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Summarized below are the related party transactions payable (prepaid) by the Company for the years ended December 31, 2020 and 2019:

	Payable (Prepaid) For the Year Ended December 31,
	2020	2019
Consolidated Statements of Operations:
Expensed
Investment management fees	$—	$4,120,353
Due diligence costs	102,301	—
Loan coordination fees	—	600,000
Disposition fees	—	591,000
Property management:
Fees	5,585	418,173
Reimbursement of onsite personnel	—	843,763
Reimbursement of other	—	50,778
Reimbursement of property operations	—	11,465
Reimbursement of property G&A	—	7,000
Other operating expenses	158,723	463,301
Reimbursement of personnel benefits	20,457	—
Property insurance	—	(542,324)
Transition Services Agreement income	(103,552)	—
SRI Property Management Agreements income	(77,760)	—
Other reimbursement income under the SRI property management agreements	(21,980)	—
Reimbursement of onsite personnel income under the SRI property management agreements	(173,927)	—
Consolidated Balance Sheets:
Capitalized to Real Estate
Capitalized development service fee	50,357	50,357
Capitalized investment management fees	—	25,811
Construction management:
Fees	—	43,757
Reimbursement of labor costs	—	8,525
Additional paid-in capital
Selling commissions	—	71,287
Distributions	469,236	—

	$429,440	$6,763,246

Investment Management Fee

Prior to the completion of the Mergers on March 6, 2020, the Company paid the Former Advisor a monthly investment management fee equal to one-twelfth of 1.0% of (1) the cost of real properties and real estate-related assets acquired directly by the Company or (2) the Company’s allocable cost of each investment in real property or real estate related asset acquired through a joint venture. The investment management fee is calculated including the amount actually paid or budgeted to fund acquisition fees, acquisition expenses, cost of development, construction or improvement and any debt attributable to such investments, or the Company’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

proportionate share thereof in the case of investments made through joint ventures. Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor a monthly investment management fee, which was calculated on the same basis as described above, and payable 50% in cash and 50% in shares of the Company’s common stock. Investment management fees of $8,367,339 pertaining to the 50% payable in shares of the Company’s common stock were paid for the year ended December 31, 2020.

Following the Closing, investment management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Acquisition Fees and Expenses

Prior to the completion of the Mergers, the Company paid the Former Advisor an acquisition fee equal to 1.0% of the cost of investment, which includes the amount actually paid or budgeted to fund the acquisition, origination, development, construction or improvement (i.e. value-enhancement) of any real property or real estate-related asset acquired. In addition to acquisition fees, the Company reimbursed the Former Advisor for amounts directly incurred by the Former Advisor and amounts the Former Advisor paid to third parties in connection with the selection, evaluation, acquisition and development of a property or acquisition of real estate-related assets, whether or not the Company ultimately acquired the property or the real estate-related assets. Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor an acquisition fee of 0.5%, which was calculated on the same basis as above. In connection with the Mergers, the Company paid the Former Advisor an acquisition fee of $16,281,487, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

The Charter limits the Company’s ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the purchase would exceed 4.5% of the contract purchase price. Under the Charter, a majority of the Company’s board of directors, including a majority of the independent directors, is required to approve any acquisition fees (or portion thereof) that would cause the total of all acquisition fees and expenses relating to an acquisition to exceed 4.5% of the contract purchase price.

Following the Closing, acquisition fees and expenses paid by the Company are intercompany transactions and are eliminated in consolidation.

Loan Coordination Fee

Prior to the completion of the Mergers, the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 1.0% of the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of a property or a real estate-related asset. In addition, in connection with any financing or the refinancing of any debt (in each case, other than identified at the time of the acquisition of a property or a real estate-related asset), the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 0.75% of the amount of debt financed or refinanced. In some instances, the Company and the Former Advisor agreed to a loan coordination fee of $100,000 per loan refinanced.

Following the completion of the Mergers and until the Closing, the Company paid the Former Advisor or one of its affiliates, in cash, the loan coordination fee equal to 0.5% of (1) the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of any type of real estate asset or real estate-related asset acquired directly or (2) the Company’s allocable portion of the purchase price and therefore the related debt in connection with the acquisition or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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origination of any type of real estate asset or real estate-related asset acquired through a joint venture. In connection with the Mergers, the Company paid the Former Advisor a loan coordination fee of $7,910,205, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

As compensation for services rendered in connection with any financing or the refinancing of any debt (in each case, other than at the time of the acquisition of a property), the Company also paid the Former Advisor or one of its affiliates, in the form of shares equal to such amount, a loan coordination fee equal to 0.5% of the amount refinanced or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. Loan coordination fees of $1,116,700 were paid in shares of the Company common stock for the year ended December 31, 2020.

Following the Closing, loan coordination fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Property Management Fees and Expenses

Prior to the Closing, the Company was party to property management agreements (each, as amended from time to time, a “Property Management Agreement”) with Steadfast Management Company, Inc., an affiliate of SRI (the “Former Property Manager”), in connection with the management of each of the Company’s properties. Pursuant to each Property Management Agreement, the Company paid the Former Property Manager a monthly management fee equal to a range from 2.5% to 3.5% of each property’s gross revenues (as defined in the respective Property Management Agreements) for each month, as determined by the Former Advisor and approved by a majority of the Company’s board of directors, including a majority of the independent directors. Each Property Management Agreement had an initial one-year term and continued thereafter on a month-to-month basis unless either party gave 60-days’ prior notice of its desire to terminate the Property Management Agreement, provided that the Company could terminate the Property Management Agreement at any time upon a determination of gross negligence, willful misconduct or bad acts of the Former Property Manager or its employees or upon an uncured breach of the Property Management Agreement upon 30 days’ prior written notice to the Former Property Manager.

In addition to the property management fee, the Property Management Agreements also specified certain other reimbursements payable to the Former Property Manager for benefit administration, information technology infrastructure, licenses, support and training services and capital expenditures supervision. The Company also reimbursed the Former Property Manager for the salaries and related benefits of on-site property management employees.

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager. Following the Closing, property management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Construction Management Fees and Expenses

Prior to Closing, the Company was party to construction management agreements (each, a “Construction Management Agreement”) with Pacific Coast Land & Construction, Inc., an affiliate of SRI (the “Former Construction Manager”), in connection with capital improvements and renovation or value-enhancement projects for certain properties the Company acquired. The construction management fee payable with respect to each property under the Construction Management Agreements ranged from 6.0% to 12.0% of the costs of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

improvements for which the Construction Manager had planning and oversight authority. Generally, each Construction Management Agreement could have been terminated by either party with 30 days’ prior written notice to the other party. Construction management fees were capitalized to the respective real estate properties in the period in which they were incurred as such costs relate to capital improvements and renovations for apartment homes taken out of service while they undergo the planned renovation.

The Company also reimbursed the Former Construction Manager for the salaries and related benefits of certain of its employees for time spent working on capital improvements and renovations.

In connection with the Internalization Transaction, the Company terminated its existing Construction Management Agreements with the Former Construction Manager.

Development Services

The Company is a party to a development services agreement (the “Development Services Agreement”) with Steadfast Multifamily Development, Inc., an affiliate of SRI (the “Developer”), in connection with certain development projects, pursuant to which the Developer receives a development fee and reimbursement for certain expenses for overseeing the development project. The Company entered into a Development Services Agreement with the Developer in connection with the Garrison Station, the Arista at Broomfield and the Flatirons development projects that provide for a development fee equal to 4% of the hard and soft costs of the development project (as defined in the applicable Development Services Agreement) as specified in the Development Services Agreement. 75% of the development fee is paid in 14 monthly installments and the remaining 25% is paid upon delivery of a certificate of occupancy by the Developer to the Company.

Property Insurance

Prior to the Closing, the Company deposited amounts with an affiliate of SRI, the Company’s former sponsor, to fund a prepaid insurance deductible account to cover the cost of required insurance deductibles across all properties of the Company and other affiliated entities of the Company’s former sponsor. Upon filing a major claim, proceeds from the insurance deductible account could be used by the Company or another affiliate of SRI. In addition, the Company deposited amounts with an affiliate of the Company’s former sponsor to cover the cost of property and property related insurance across certain properties of the Company. As a result of the Internalization Transaction, the Company is no longer party to the insurance deductible arrangement with any affiliates of the Former Sponsor.

Other Operating Expense Reimbursement

In addition to the various fees paid to the Former Advisor, the Company was obligated to pay directly or reimburse all expenses incurred by the Former Advisor in providing services to the Company, including the Company’s allocable share of the Former Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. The Company was not to reimburse the Former Advisor for employee costs in connection with services for which the Former Advisor or its affiliates received acquisition fees or disposition fees or for the salaries the Former Advisor paid to the Company’s executive officers.

The Charter limits the Company’s total operating expenses during any four fiscal quarters to the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income for the same period (the “2%/25% Limitation”). The Company was to reimburse the Former Advisor, at the end of each fiscal quarter, for operating expenses incurred by the Former Advisor; provided, however, that the Company did not reimburse the

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Former Advisor at the end of any fiscal quarter for operating expenses that exceed the 2%/25% Limitation unless the independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. The Former Advisor was obligated to reimburse the Company for the amount by which the Company’s operating expenses for the preceding four fiscal quarters then ended exceeded the 2%/25% Limitation, unless approved by the independent directors. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, bad debt reserves or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company that are in any way related to the Company’s operation, including the Company’s allocable share of Former Advisor overhead, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; (f) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that the Company does not close) and investment management fees; (g) real estate commissions on the resale of investments; and (h) other expenses connected with the acquisition, disposition, management and ownership of investments (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real property).

For the year ended December 31, 2020, the Former Advisor and its affiliates incurred $3,299,465 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $1,917,628, none of which were in excess of the 2%/25% Limitation and are included in the $32,025,347 of general and administrative expenses recognized by the Company.

As of December 31, 2020, the Company’s total operating expenses, as defined above, did not exceed the 2%/25% Limitation.

For the year ended December 31, 2019, the Former Advisor and its affiliates incurred $1,826,725 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $1,390,109, none of which were in excess of the 2%/25% Limitation and are included in the $7,440,680 of general and administrative expenses recognized by the Company.

For the year ended December 31, 2018, the Former Advisor and its affiliates incurred $1,175,061 of the Company’s operating expenses, including the allocable share of the Former Advisor’s overhead expenses of $790,466, none of which were in excess of the 2%/25% Limitation and are included in the $6,386,131 of general and administrative expenses recognized by the Company.

Disposition Fee

Prior to the completion of the Mergers, if the Former Advisor or its affiliates provided a substantial amount of services in connection with the sale of a property or real estate-related asset as determined by a majority of the Company’s independent directors, the Company paid the Former Advisor or its affiliates a fee equivalent to one-half of the brokerage commissions paid, but in no event to exceed 1.0% of the sales price of each property or real estate-related asset sold. Following the completion of the Mergers and until the Closing, the disposition fee payable to the Former Advisor was one-half of the brokerage commissions paid, but in no event to exceed 0.5% of the sales price of each property or real estate-related asset sold.

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To the extent the disposition fee was paid upon the sale of any assets other than real property, it was included as an operating expense for purposes of the 2%/25% Limitation.

Following the Closing, disposition fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Selling Commissions and Dealer Manager Fees

The Company entered into a Dealer Manager Agreement with Stira Capital Markets Group, LLC, an affiliate of SRI (the “Dealer Manager”), in connection with the Public Offering. The Company paid the Dealer Manager up to 7% and 3% of the gross offering proceeds from the Primary Offering as selling commissions and dealer manager fees, respectively. The Dealer Manager reallowed 100% of sales commissions earned to participating broker-dealers. The Dealer Manager could also reallow to any participating broker-dealer a portion of the dealer manager fee that was attributable to that participating broker-dealer for certain marketing costs of that participating broker-dealer. The Dealer Manager negotiated the reallowance of the dealer manager fee on a case-by-case basis with each participating broker-dealer subject to various factors associated with the cost of the marketing program. The Company allowed a participating broker-dealer to elect to receive the 7% selling commissions at the time of sale or elect to have the selling commission paid on a trailing basis. A participating broker-dealer that elected to receive a trailing selling commission was paid as follows: 3% at the time of sale and the remaining 4% paid ratably (1% per year) on each of the first four anniversaries of the sale. A reduced selling commission and dealer manager fee was paid in connection with volume discounts and certain other categories of sales. No selling commission or dealer manager fee was paid with respect to shares of common stock issued pursuant to the DRP. The Company terminated the Public Offering on March 24, 2016, and as of December 31, 2020 and 2019, expected to pay trailing selling commissions of $0 and $71,287, respectively, which were charged to additional paid-in capital and included within amounts due to affiliates in the accompanying consolidated balance sheets.

Class A Convertible Stock

In connection with the Mergers, the Company and the Former Advisor exchanged the then outstanding Convertible Stock for the new Class A Convertible Stock. The Class A Convertible Stock would convert into shares of the Company’s common stock if (1) the Company had made total Class A Distributions equal to the original issue price of the Common Equity, plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock received listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the Class A Enterprise Value plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeds (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event. In connection with the Internalization Transaction, the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for details.

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Ancillary Internalization Transaction Agreements

Transition Services Agreement

As a condition to Closing, on August 31, 2020, the Company and SIP entered into a Transition Services Agreement (the “Transition Services Agreement”), pursuant to which, commencing on August 31, 2020 until March 31, 2021, unless earlier terminated pursuant to the Transition Services Agreement or extended by mutual consent, SIP will continue to provide certain operational and administrative support at cost plus 15% to the Company, which may include support relating to, without limitation, shared legal and tax support as set forth in the Transition Services Agreement. Similarly, the Company agreed to provide certain services to SIP and its affiliates at cost plus 15%, which may include acquisition, disposition and financing support, legal support, shared information technology and human resources.

SRI Property Management Agreements

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager, an affiliate of SRI. On August 31, 2020, SRS, entered into the SRI Property Management Agreement with an affiliate of SRI to provide property management services in connection with certain properties owned by SIP or its affiliates. Pursuant to each SRI Property Management Agreement, SRS will receive a monthly management fee equal to 2.0% of each property’s gross collections for such month. Each SRI Property Management Agreement has an initial one-year term and will continue thereafter on a month-to-month basis unless the owner of the property terminates the SRI Property Management Agreement with 60 days’ prior written notice or upon the determination of gross negligence, willful misconduct or bad acts of SRS or its employees with 30 days’ prior written notice to SRS. After the first one-year term, either party may terminate the SRI Property Management Agreement in the event of a material breach that remains uncured for a period of 30 days after written notification of such breach. As of December 31, 2020, the Company recognized the SRI Property Management Agreements asset, net of $543,332 within other assets on the accompanying consolidate balance sheets.

In addition to the property management fee earned by SRS, the SRI Property Management Agreements also specify certain other reimbursements payable to SRS for benefit administration, information technology infrastructure, licenses, support and training services. SRS is also reimbursed for the salaries and related benefits of on-site property management employees at certain properties owned by SIP or its affiliates.

Registration Rights Agreement

As a condition to the Closing, on August 31, 2020, the Company, the Current Operating Partnership and SRI entered into a registration rights agreement (the “Registration Rights Agreement”). Upon the terms and conditions in the Operating Partnership Agreement, the Class B OP Units are redeemable for shares of the Company’s common stock. Pursuant to the Contribution & Purchase Agreement, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022 (the “Lock-Up Expiration”). Beginning on the fifth anniversary of the Closing, SRI (or any successor holder) may request the Company to register for resale under the Securities Act of 1933, as amended, shares of the Company’s common stock issued or issuable to such holder. The Company agreed to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. The Company will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants SRI (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

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Non-Competition Agreement

As a condition to the Closing, on August 31, 2020, the Company entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Rodney F. Emery, the largest indirect owner of SRI and the Company’s Chairman of the board of directors and Chief Executive Officer, providing that from the date of the Closing until the date that is 30 months from August 31, 2020 (the “Restricted Period”), in general, Mr. Emery shall not, directly or indirectly, (i) solicit certain employees or service providers of the Company, subject to certain exceptions, or (ii) solicit certain customers, vendors, suppliers, agents, partners or other similar parties with the purpose of causing such parties or their affiliates to cease doing business with the Company or otherwise interfere with the Company’s business relationships with third parties.

During the Restricted Period, Mr. Emery, subject to limited exceptions provided in the Non-Competition Agreement, in general (i) shall not, and shall cause his respective affiliates not to, engage in the business of managing, operating, directing and supervising the operations and administration of multifamily assets of the class and type owned by the Company as of August 31, 2020 (the “Assets”) (such business activities described in this subsection (i) being the “Restricted Business”), (ii) shall, consistent with past practice, present each opportunity and investment fully and accurately to the Company’s board of directors prior to his or his affiliates acquisition of any Assets and only make such investment on behalf of himself or his affiliates if the Company’s board of directors declines the opportunity; and (iii) shall not engage with or otherwise acquire an interest in, directly or indirectly, any business or enterprise that primarily engage in the Restricted Business in an area within a two-mile radius of each Asset owned or managed by the Company as of the Closing.

Further, each of SRS, the Company and the Current Operating Partnership agreed that, in general, during the Restricted Period, each will not solicit any employee of SRI or its affiliates or attempt to assist any such employee to enter into any other consulting or business relationship with SRS, the Company and the Current Operating Partnership, subject to certain limitations.

Sub-Lease

In connection with the Internalization Transaction, SRS, an indirect subsidiary of the Company, entered into a sub-lease agreement (the “Sub-Lease”) with the Former Property Manager on September 1, 2020, for its headquarters in Irvine, California. The Sub-Lease also includes certain furniture and fixtures, that will become the property of SRS at the end of the lease term. As of December 31, 2020, the Sub-Lease has a remaining lease term of 17 months with no option to renew. The monthly sub-lease expense is recognized on a straight line basis over the remaining term of the Sub-Lease. As of December 31, 2020, as it pertains to the Sub-Lease of the office space, the Company recorded an operating lease ROU asset, net of $1,339,591 and an operating lease liability, net of $1,346,835. As of December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, the Company recognized a finance lease ROU asset, net of $16,845 and a finance lease liability, net of $17,020. For the year ended December 31, 2020, the Sub-Lease expense related to the office space and the furniture and fixtures were $322,066 and $175, respectively. See Note 15 (Leases) for further details about the Company’s leases.

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing the Company’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and the Company’s affiliates. As a general rule, any related party

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transaction must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between the Company and the related party is fair and reasonable to the Company and has terms and conditions no less favorable to the Company than those available from unaffiliated third parties.

11. Incentive Award Plan and Independent Director Compensation

The Company’s Incentive Award Plan provides for the grant of equity awards to its employees, directors and consultants and those of the Company’s affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards or cash-based awards.

Under the independent directors’ compensation plan, and subject to such plan’s conditions and restrictions, each of the Company’s independent directors received 3,333 shares of restricted common stock once the Company raised $2,000,000 in gross offering proceeds in the Public Offering. Each subsequent independent director that joins the Company’s board of directors receives 3,333 shares of restricted common stock upon election to the Company’s board of directors. In addition, on the date following an independent director’s re-election to the Company’s board of directors, he or she received 1,666 shares of restricted common stock. On March 6, 2020, the Company granted 3,333 shares of restricted common stock pursuant to the independent directors’ compensation plan to each of its two newly elected independent directors. One-fourth of the shares of restricted common stock generally vest and become non-forfeitable upon issuance and the remaining portion will vest in three equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the restricted stock will become fully vested and become non-forfeitable on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company. These restricted stock awards entitle the holders to participate in distributions even if the shares are not fully vested.

On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or subsequent annual election to the Company’s board of directors. On December 3, 2020, the Company granted 4,924 shares of restricted common stock to each of its five independent directors pursuant to the Incentive Award Plan at a fair value of $15.23 per share in connection with their re-election to the board of directors at the Company’s annual meeting of stockholders. These shares generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The Company recorded stock-based compensation expense of $112,600, $71,250 and $74,617 for the years ended December 31, 2020, 2019 and 2018, respectively, related to the independent directors’ restricted common stock.

In addition to the stock awards, prior to September 15, 2020, the Company paid each of its independent directors an annual retainer of $55,000, prorated for any partial term (the audit committee chairperson received an additional $10,000 annual retainer, prorated for any partial term). The independent directors were also paid for attending meetings as follows: (i) $2,500 for each board meeting attended in person, (ii) $1,500 for each

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committee meeting attended in person in such director’s capacity as a committee member, (iii) $1,000 for each board meeting attended via teleconference (not to exceed $4,000 for any one set of meetings attended on any given day). In connection with meetings of the special committee, the independent directors received $1,000 for each teleconference meeting and $1,500 for each in-person meeting. During the year ended December 31, 2020 and 2019, the chairman of the special committee also received a $60,000 and $50,000 retainer and the other special committee members received a $50,000 and $42,500 retainer, respectively. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the board of directors.

Beginning September 15, 2020, the effective date of the amendment to the independent directors’ compensation plan, the Company pays each of its independent directors an annual retainer of $75,000 in cash and $75,000 in stock, prorated for any partial term (the audit committee chairperson receives an additional $15,000 annual retainer, the compensation committee chairperson receives an additional $10,000 annual retainer, the investment committee chairperson receives an additional $10,000 annual retainer, the nominating and corporate governance committee chairperson receives an additional $10,000 annual retainer, and the lead independent director receives an additional $25,000 annual retainer, prorated for any partial term). The independent directors are also paid $2,000 for each in-person or telephonic board or committee meeting attended (not to exceed $4,000 for any one set of meetings attended on any given day). Further, directors may elect to receive any cash fees in fully-vested shares of common stock of the Company.

Director compensation is an operating expense of the Company that, prior to the Closing, was subject to the operating expense reimbursement obligation of the Former Advisor discussed in Note 10 (Related Party Arrangements). For the years ended December 31, 2020, 2019 and 2018, the Company recorded an operating expense of $972,000, $395,000 and $496,000, respectively, related to the independent directors’ annual cash retainer and attending board and committee meetings, which is included in general and administrative expenses in the accompanying consolidated statements of operations. Upon signing the Merger Agreement, merger related acquisition expenses, including $3,000 and $13,500 for the years ended December 31, 2020 and 2019, respectively, related to attending committee meetings, met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets. As of December 31, 2020 and 2019, $209,250 and $61,750, respectively, related to the independent directors’ annual retainer paid in cash and board and committee meetings attendance is included in accounts payable and accrued liabilities in the consolidated balance sheets.

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Incentive Award Plan, which grants had been approved by the Special Committee and the board of directors. The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. See Note 8 (Stockholders’ Equity) for further details.

12. Commitments and Contingencies

Economic Dependency

Prior to the Closing, the Company was dependent on the Former Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, asset management and property management business of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management

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and day-to-day real estate and accounting operations of the Company and the Current Operating Partnership. The Company’s own employees now provide the services that the Former Advisor provided, as described above.

As of December 31, 2020, the Company is developing a multifamily property consisting of nine residential buildings with 176 apartment homes known as Garrison Station that is currently in various stages of development with remaining commitments to fund of $10,361,529 (inclusive of applicable construction loan obligations) and estimated completion dates ranging through August 2021.

Concentration of Credit Risk

The geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Atlanta, Georgia and Dallas / Fort Worth, Texas, apartment markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, relocations of businesses, increased competition from other apartment communities, decrease in demand for apartments or any other changes, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its residents and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is subject, or party, to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the Company’s results of operations or financial condition nor is the Company aware of any such legal proceedings contemplated by government agencies.

13. Earnings Per Share

The following table presents a reconciliation of net loss attributable to common stockholders and shares used in calculating basic and diluted loss per share, or EPS, for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
Net loss attributable to common stockholders	$(114,089,541)	$(38,524,316)	$(49,100,346)
Less:
Distributions related to unvested restricted stockholders(1)	(65,956)	(7,702)	(7,425)

Numerator for loss per common share — basic	$(114,155,497)	$(38,532,018)	$(49,107,771)

Weighted average common shares outstanding — basic and diluted(2)	99,264,851	52,204,410	51,312,947

Loss per common share — basic and diluted	$(1.15)	$(0.74)	$(0.96)

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(1)

Unvested restricted stockholders that have a right to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted EPS under the two-class method.

(2)

The Company excluded all unvested restricted common shares outstanding issued to the Company’s independent directors and certain key employees, the Class A-2 OP Units and the Class B OP Units from the calculation of diluted loss per common share as the effect would have been antidilutive.

14. Derivative Financial Instruments

The Company uses interest rate derivatives with the objective of managing exposure to interest rate movements thereby minimizing the effect of interest rate changes and the effect they could have on future cash flows. Interest rate cap agreements are used to accomplish this objective. The following table provides the terms of the Company’s interest rate derivative instruments that were in effect at December 31, 2020 and 2019:

December 31, 2020
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2021 - 7/1/2023	One-Month LIBOR	9	$407,935,350	0.14%	3.41%	$7,852

December 31, 2019
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2020 - 8/1/2021	One-Month LIBOR	9	$343,017,350	1.76%	3.45%	$132

The interest rate cap agreements are not designated as effective cash flow hedges. Accordingly, the Company records any changes in the fair value of the interest rate cap agreements as interest expense. The change in the fair value of the interest rate cap agreements for the years ended December 31, 2020, 2019 and 2018, resulted in an unrealized loss (gain) of $65,391, $225,637 and $(87,160), respectively, which is included in interest expense in the accompanying consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company acquired interest rate cap agreements of $67,000 and $18,000, respectively, and did not receive settlement proceeds. The Company also acquired interest cap agreements of $6,111 during the year ended December 31, 2020, in connection with the Mergers. The fair value of the interest rate cap agreements of $7,852 and $132 as of December 31, 2020 and 2019, respectively, is included in other assets on the accompanying consolidated balance sheets.

15. Leases

Lessee

The Company leases office space, a parking garage, furniture, fixtures and office equipment. The Company has lease agreements with lease and non-lease components, which are generally accounted for separate from each other. A limited number of leases include options to renew or options to extend the lease term. The exercise of lease renewal options is at the Company’s sole discretion. The depreciable life of lease ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

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The components of lease costs were as follows:

		Year Ended December 31,
Lease Cost	Classification	2020	2019
Operating Lease cost(1)	Operating, maintenance and management	$47,357	$2,497
Operating Lease cost(1)	General and administrative	322,066	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	4,080	—
Accretion of lease liabilities	Interest expense	175	—

Total lease cost		$373,678	$2,497

(1)	Includes short-term leases and variable lease costs, which are immaterial.

Other information related to leases was as follows:

	December 31,
Lease Term and Discount Rate	2020	2019
Weighted average remaining lease term (in years)
Operating leases	3.4	3.6
Finance leases	1.4	0.0
Weighted average discount rate
Operating Leases	3.2%	4.0%
Finance Leases	2.9%	—%

	Year Ended December 31,
Supplemental Disclosure of Cash Flows Information	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows related to operating leases	$498,246	$94,888
Operating cash outflows related to finance leases	$4,080	$—
Financing cash outflows related to finance leases	$—	$—

Operating Leases

The following table sets forth as of December 31, 2020, the undiscounted cash flows of the Company’s scheduled lease obligations for future minimum payments for each of the next five years ending December 31, and thereafter, as well as the reconciliation of those cash flows to operating lease liabilities on the Company’s accompanying consolidated balance sheets:

Year	Amount
2021	$1,172,439
2022	613,958
2023	188,651
2024	119,646
2025	94,506
Thereafter	266,910

Total undiscounted operating lease payments	$2,456,110
Less: interest	(355,039)

Present value of operating lease liabilities	$2,101,071

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Finance Leases

The following table sets forth as of December 31, 2020, the undiscounted cash flows of the Company’s scheduled obligations for future minimum payments for each of the next five years ending December 31, and thereafter, as well as a reconciliation of those cash flows to finance lease liabilities:

Year	Amount
2021	$12,240
2022	5,100
2023	—
2024	—
2025	—
Thereafter	—

Total undiscounted finance lease payments	$17,340
Less: interest	(320)

Present value of finance lease liabilities	$17,020

16. Subsequent Events

Distributions Paid

On January 4, 2021, the Company paid distributions of $8,931,971, which related to distributions declared for each day in the period from December 1, 2020 through December 31, 2020 and consisted of cash distributions paid in the amount of $7,110,390 and $1,821,581 in shares issued pursuant to the DRP.

On February 1, 2021, the Company paid distributions of $8,963,725, which related to distributions declared for each day in the period from January 1, 2021 through January 31, 2021 and consisted of cash distributions paid in the amount of $7,140,618 and $1,823,107 in shares issued pursuant to the DRP.

On March 1, 2021, the Company paid distributions of $4,717,430, which related to distributions declared for each day in the period from February 1, 2021 through February 28, 2021 and consisted of cash distributions paid in the amount of $3,760,747 and $956,683 in shares issued pursuant to the DRP.

Shares Repurchased

On January 29, 2021, the Company repurchased 282,477 shares of its common stock for a total repurchase value of $4,000,000, or $14.16 average price per share, pursuant to the Company’s share repurchase plan.

Share Repurchase Plan

On January 12, 2021, the Company’s board of directors amended the Company’s share repurchase plan to: (1) limit repurchase requests to death and qualifying disability only and (2) limit the amount of shares repurchased pursuant to the share repurchase plan each quarter to $3,000,000. The amendment will be in effect on the repurchase date at April 30, 2021, with respect to repurchases for the three months ending March 31, 2021. Share repurchase requests that do not meet the requirements for death and disability will be cancelled (including any requests received during the first quarter of 2021).

STEADFAST APARTMENT REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2020

Distributions Declared

On January 12, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day for the period commencing on February 1, 2021 and ending on February 28, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in February 2021 will be paid in March 2021. The distributions will be payable to stockholders from legally available funds therefor.

On February 18, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in March 2021 will be paid in April 2021. The distributions will be payable to stockholders from legally available funds therefor.

On March 9, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in April 2021 will be paid in May 2021. The distributions will be payable to stockholders from legally available funds therefor.

Estimated Value per Share

On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, the Company’s board of directors determined a price per share for the DRP of $15.55, effective April 1, 2021.

Winter Storm Damage

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where the Company owns and operates its multifamily properties. The impact of the storms and the extreme cold temperatures affected the Company’s properties due to power outages and the freezing of water pipes. While the Company’s properties are fully insured, the Company expects disruptions to operations at the impacted properties and delays in receiving insurance proceeds. An estimate of the financial effect of the damage cannot yet be made as of the date of filing this annual report.

STEADFAST APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

DECEMBER 31, 2020

				Initial Cost of Company(2)				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances(1)	Land	Building and Improvements(3)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements(3)	Total(4)	Accumulated Depreciation	Original Date of Construction	Date Acquired
Villages at Spring Hill Apartments	Spring Hill, TN	100%	$—	$1,130,314	$13,069,686	$14,200,000	$3,400,919	$1,130,314	$15,890,491	$17,020,805	$(5,240,931)	1994	5/22/2014
Harrison Place Apartments	Indianapolis, IN	100%	—	3,087,687	24,776,563	27,864,250	4,174,884	3,087,687	28,463,690	31,551,377	(8,556,457)	2001	6/30/2014
The Residences on McGinnis Ferry	Suwanee, GA	100%	—	8,682,823	89,817,177	98,500,000	13,362,210	8,682,823	101,035,502	109,718,325	(29,405,239)	1998/2002	10/16/2014
The 1800 at Barrett Lakes	Kennesaw, GA	100%	40,654,259	7,012,787	41,987,213	49,000,000	10,592,732	7,012,787	51,350,391	58,363,178	(15,940,731)	1988/1997	11/20/2014
The Oasis	Colorado Springs, CO	100%	39,527,178	4,325,607	35,674,393	40,000,000	4,660,261	4,325,607	39,536,418	43,862,025	(11,183,928)	1996	12/19/2014
Columns on Wetherington	Florence, KY	100%	—	1,276,787	23,723,213	25,000,000	3,087,753	1,276,787	26,260,573	27,537,360	(7,529,671)	2002	2/26/2015
Preston Hills at Mill Creek	Buford, GA	100%	—	5,813,218	45,186,782	51,000,000	7,787,659	5,813,218	51,376,990	57,190,208	(15,258,511)	2000	3/10/2015
Eagle Lake Landing Apartments	Speedway, IN	100%	—	1,607,980	17,592,020	19,200,000	2,256,289	1,607,980	19,190,116	20,798,096	(4,759,545)	1976	3/27/2015
Reveal on Cumberland	Fishers, IN	100%	20,862,577	3,299,502	25,939,054	29,238,556	1,179,899	3,299,502	26,631,166	29,930,668	(6,601,931)	2014	3/30/2015
Heritage Place Apartments	Franklin, TN	100%	8,597,080	1,697,036	7,952,964	9,650,000	2,325,620	1,697,036	10,097,943	11,794,979	(3,182,033)	1982	4/27/2015
Rosemont at East Cobb	Marietta, GA	100%	13,267,377	3,599,586	12,850,414	16,450,000	4,241,826	3,599,586	16,478,768	20,078,354	(5,329,389)	1980	5/21/2015
Ridge Crossings Apartments	Hoover, AL	100%	57,714,099	7,747,295	64,252,705	72,000,000	8,581,664	7,747,295	71,000,992	78,748,287	(18,991,096)	1991	5/28/2015
Bella Terra at City Center	Aurora, CO	100%	—	5,895,389	31,704,611	37,600,000	4,362,162	5,895,389	35,262,767	41,158,156	(9,935,613)	1980	6/11/2015
Hearthstone at City Center	Aurora, CO	100%	—	7,219,143	46,180,857	53,400,000	7,303,333	7,219,143	51,872,831	59,091,974	(14,372,985)	1984	6/25/2015
Arbors at Brookfield	Mauldin, SC	100%	—	7,553,349	59,246,651	66,800,000	10,747,372	7,553,349	68,225,918	75,779,267	(18,868,701)	1989	6/30/2015
Carrington Park	Kansas City, MO	100%	—	2,517,886	36,962,114	39,480,000	3,495,941	2,517,886	39,556,299	42,074,185	(9,425,208)	2007	8/19/2015
Delano at North Richland Hills	North Richland Hills, TX	100%	31,856,235	3,941,458	34,558,542	38,500,000	5,034,347	3,941,458	38,564,236	42,505,694	(10,514,413)	2003	8/26/2015
Meadows at North Richland Hills	North Richland Hills, TX	100%	26,617,675	4,054,337	28,545,663	32,600,000	4,715,017	4,054,337	32,330,133	36,384,470	(9,305,571)	1999	8/26/2015
Kensington by the Vineyard	Euless, TX	100%	33,714,980	3,938,677	42,261,323	46,200,000	1,589,112	3,938,677	42,604,252	46,542,929	(9,488,592)	1997	8/26/2015
Monticello by the Vineyard	Euless, TX	100%	41,289,848	5,386,400	46,813,600	52,200,000	5,026,283	5,386,400	50,516,074	55,902,474	(12,903,875)	2002	9/23/2015
The Shores	Oklahoma City, OK	100%	23,348,861	2,100,531	34,149,469	36,250,000	712,227	2,100,531	33,943,234	36,043,765	(7,070,775)	2013	9/29/2015
Lakeside at Coppell	Coppell, TX	100%	47,927,977	4,789,210	55,710,790	60,500,000	2,724,214	4,789,210	56,900,547	61,689,757	(12,541,290)	1999	10/7/2015
Meadows at River Run	Bolingbrook, IL	100%	41,776,363	1,899,956	56,600,044	58,500,000	4,556,612	1,899,956	59,795,845	61,695,801	(14,044,141)	2001	10/30/2015
PeakView at T-Bone Ranch	Greeley, CO	100%	—	2,461,583	37,838,417	40,300,000	2,022,045	2,461,583	39,052,228	41,513,811	(8,148,950)	2002	12/11/2015
Park Valley Apartments	Smyrna, GA	100%	48,639,812	9,991,810	41,408,190	51,400,000	7,247,526	9,991,810	47,439,728	57,431,538	(12,135,408)	1987	12/11/2015
PeakView by Horseshoe Lake	Loveland, CO	100%	38,054,367	2,436,847	41,763,153	44,200,000	2,600,089	2,436,847	43,555,987	45,992,834	(9,875,140)	2002	12/18/2015
Stoneridge Farms	Smyrna, TN	100%	45,378,144	4,064,811	43,685,189	47,750,000	5,025,879	4,064,811	47,715,749	51,780,560	(10,759,229)	2005	12/30/2015
Fielder’s Creek	Englewood, CO	100%	—	4,219,943	28,180,057	32,400,000	2,535,900	4,219,943	30,040,888	34,260,831	(6,561,309)	1983	3/23/2016
Landings of Brentwood	Brentwood, TN	100%	—	14,525,434	95,474,566	110,000,000	11,569,087	14,525,434	103,803,935	118,329,369	(22,247,276)	1986-89	5/18/2016
1250 West Apartments	Marietta, GA	100%	—	9,304,511	46,467,989	55,772,500	3,254,818	9,304,511	48,096,885	57,401,396	(8,826,061)	1987 / 95	8/12/2016
Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	100%	—	5,712,311	57,616,149	63,328,460	1,846,646	5,712,311	58,000,192	63,712,503	(9,956,318)	2009	9/29/2016

STEADFAST APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

DECEMBER 31, 2020

				Initial Cost of Company(2)				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances(1)	Land	Building and Improvements(3)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements(3)	Total(4)	Accumulated Depreciation	Original Date of Construction	Date Acquired
Garrison Station	Murfreesboro, TN	100%	$6,264,549	$2,469,183	$20,023,071	$22,492,254	$—	$2,469,183	$20,023,071	$22,492,254	$—	2019	5/30/2019
Eleven10 @ Farmers Market	Dallas, TX	100%	35,534,199	10,574,569	51,489,360	62,063,929	486,904	10,574,569	50,513,188	61,087,757	(1,881,286)	2015	1/28/2020
Patina Flats at the Foundry	Loveland, CO	100%	—	2,463,617	42,722,010	45,185,627	135,432	2,463,617	42,242,388	44,706,005	(1,505,891)	2018	2/11/2020
Clarion Park Apartments	Olathe, KS	100%	12,682,508	2,075,795	19,815,542	21,891,337	117,235	2,075,795	19,281,241	21,357,036	(643,428)	1994	3/6/2020
Spring Creek Apartments	Edmond, OK	100%	17,139,936	1,909,598	26,523,334	28,432,932	443,165	1,909,598	26,260,597	28,170,195	(907,065)	1974	3/6/2020
Montclair Parc Apartment Homes	Oklahoma City, OK	100%	26,800,260	2,595,532	37,756,593	40,352,125	554,063	2,595,532	37,290,255	39,885,787	(1,300,599)	1999	3/6/2020
Hilliard Park Apartments	Columbus, OH	100%	11,849,470	1,951,498	26,702,396	28,653,894	221,007	1,951,498	26,168,824	28,120,322	(856,868)	2000	3/6/2020
Sycamore Terrace Apartments	Terra Haute, IN	100%	23,012,552	1,083,724	33,304,309	34,388,033	85,430	1,083,724	32,536,518	33,620,242	(1,060,479)	2011/2013	3/6/2020
Hilliard Summit Apartments	Columbus, OH	100%	14,326,991	1,968,020	29,162,351	31,130,371	71,313	1,968,020	28,383,840	30,351,860	(942,262)	2012	3/6/2020
Forty 57 Apartments	Lexington, KY	100%	33,920,511	4,973,389	58,289,766	63,263,155	380,885	4,973,389	57,305,880	62,279,269	(1,942,615)	2008	3/6/2020
Riverford Crossing Apartments	Frankfort , KY	100%	19,352,399	2,924,613	35,403,209	38,327,822	245,423	2,924,613	34,700,472	37,625,085	(1,178,585)	2011	3/6/2020
Hilliard Grand Apartments	Columbus, OH	100%	23,908,974	2,725,327	43,846,026	46,571,353	157,035	2,725,327	42,814,422	45,539,749	(1,411,362)	2010	3/6/2020
Deep Deuce at Bricktown	Oklahoma City, OK	100%	33,421,204	2,898,632	51,211,308	54,109,940	414,943	2,898,632	50,443,158	53,341,790	(1,686,427)	2001	3/6/2020
Retreat at Quail North	Oklahoma City, OK	100%	13,546,973	1,688,632	27,788,302	29,476,934	134,817	1,688,632	27,220,345	28,908,977	(916,630)	2012	3/6/2020
Tapestry Park Apartments	Birmingham, AL	100%	48,696,383	5,290,878	63,525,548	68,816,426	149,143	5,290,878	62,202,116	67,492,994	(2,021,013)	2012/2014	3/6/2020
BriceGrove Park Apartments	Canal Winchester, OH	100%	17,326,630	2,164,503	25,690,113	27,854,616	388,957	2,164,503	25,370,304	27,534,807	(864,971)	2002	3/6/2020
Retreat at Hamburg Place	Lexington, KY	100%	12,214,132	1,944,820	19,396,265	21,341,085	158,617	1,944,820	19,038,007	20,982,827	(638,873)	2013	3/6/2020
Villas at Huffmeister	Houston, TX	100%	27,281,225	10,243,800	31,326,560	41,570,360	433,811	10,243,800	30,585,671	40,829,471	(1,072,954)	2007	3/6/2020
Villas of Kingwood	Houston, TX	100%	34,706,824	5,925,002	48,341,414	54,266,416	277,286	5,925,002	47,258,718	53,183,720	(1,608,007)	2008	3/6/2020
Waterford Place at Riata Ranch	Houston, TX	100%	16,182,667	6,073,631	22,204,631	28,278,262	106,512	6,073,631	21,462,626	27,536,257	(772,000)	2008	3/6/2020
Carrington Place	Houston, TX	100%	26,596,721	10,843,311	31,415,214	42,258,525	361,759	10,843,311	30,574,927	41,418,238	(1,058,674)	2004	3/6/2020
Carrington at Champion Forest	Houston, TX	100%	22,781,961	6,714,510	30,566,194	37,280,704	176,162	6,714,510	29,699,636	36,414,146	(986,334)	2008	3/6/2020
Carrington Park at Huffmeister	Houston, TX	100%	20,902,490	6,502,111	28,122,301	34,624,412	331,838	6,502,111	27,499,869	34,001,980	(966,852)	2008	3/6/2020
Heritage Grand at Sienna Plantation	Houston, TX	100%	14,167,079	3,503,429	26,890,596	30,394,025	149,234	3,503,429	26,205,208	29,708,637	(910,603)	2012	3/6/2020
Mallard Crossing Apartments	Loveland, OH	100%	34,747,694	4,301,959	47,700,386	52,002,345	509,240	4,301,959	46,879,636	51,181,595	(1,527,670)	1997	3/6/2020
Reserve at Creekside	Chattanooga, TN	100%	15,045,062	2,062,654	22,536,253	24,598,907	1,082,486	2,062,654	22,324,905	24,387,559	(742,061)	2004	3/6/2020
Oak Crossing Apartments	Fort Wayne, IN	100%	21,645,407	2,719,420	31,162,878	33,882,298	1,040,165	2,719,420	30,977,974	33,697,394	(984,519)	2012-13	3/6/2020
Double Creek Flats	Plainfield, IN	100%	23,669,476	2,290,059	35,165,073	37,455,132	61,407	2,290,059	34,410,045	36,700,104	(1,221,651)	2016	3/6/2020
Jefferson at Perimeter Apartments	Dunwoody, GA	100%	72,971,884	11,970,776	100,620,055	112,590,831	862,748	11,970,776	99,276,405	111,247,181	(3,234,887)	1996	3/6/2020
Bristol Village Apartments	Aurora, CO	100%	35,023,170	5,730,453	57,060,267	62,790,720	420,170	5,730,453	56,398,867	62,129,320	(1,798,606)	2003	3/6/2020
Canyon Resort at Great Hills Apartments	Austin, TX	100%	31,638,362	7,589,933	40,659,510	48,249,443	281,171	7,589,933	39,816,228	47,406,161	(1,320,658)	1997	3/6/2020

STEADFAST APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

DECEMBER 31, 2020

				Initial Cost of Company(2)				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances(1)	Land	Building and Improvements(3)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements(3)	Total(4)	Accumulated Depreciation	Original Date of Construction	Date Acquired
Reflections on Sweetwater Apartments	Lawrenceville, GA	100%	$30,874,195	$7,059,907	$41,347,876	$48,407,783	$273,037	$7,059,907	$40,585,549	$47,645,456	$(1,245,601)	1996	3/6/2020
The Pointe at Vista Ridge	Lewisville, TX	100%	31,071,690	6,548,210	45,976,071	52,524,281	318,978	6,548,210	45,105,157	51,653,367	(1,503,992)	2003	3/6/2020
Belmar Villas	Lakewood, CO	100%	47,296,603	7,982,012	72,132,060	80,114,072	642,974	7,982,012	71,421,501	79,403,513	(2,286,226)	1974	3/6/2020
Sugar Mill Apartments	Lawrenceville, GA	100%	25,042,358	6,239,634	37,117,756	43,357,390	300,526	6,239,634	36,484,999	42,724,633	(1,229,962)	1997	3/6/2020
Avery Point Apartments	Indianapolis, IN	100%	31,539,598	4,998,132	51,300,208	56,298,340	546,880	4,998,132	50,480,732	55,478,864	(1,667,511)	1986	3/6/2020
Cottage Trails at Culpepper Landing	Chesapeake, VA	100%	23,244,677	4,189,976	32,372,690	36,562,666	208,565	4,189,976	31,729,631	35,919,607	(960,389)	2012	3/6/2020
Arista at Broomfield	Broomfield, CO	100%	—	7,283,803	1,301,972	8,585,775	—	7,283,803	1,301,972	8,585,775	—	N/A	3/13/2020
VV&M Apartments	Dallas, TX	100%	45,379,205	8,207,057	52,707,252	60,914,309	781,455	8,207,057	52,081,189	60,288,246	(1,440,389)	2014	4/21/2020
Flatirons Apartments	Broomfield, CO	100%	—	8,574,704	238,485	8,813,189	—	8,574,704	238,485	8,813,189	—	N/A	6/19/2020
Los Robles	San Antonio, TX	100%	—	5,098,903	46,521,933	51,620,836	20,748	5,098,903	46,542,680	51,641,583	(486,460)	2019	11/19/2020

			$1,541,032,851	$355,649,924	$2,815,426,696	$3,171,076,620	$165,351,847	$355,649,924	$2,905,728,004	$3,261,377,928	$(397,744,677)

(1)

Encumbrances are net of deferred financing costs and premiums and discounts associated with the loans for each individual property listed above and exclude the principal balance of $592,137,000 and associated deferred financing costs of $3,924,180 related to the master credit facility and revolving loan credit facility.

(2)	Initial Cost of Company represents costs at acquisition that are included in real estate on the accompanying consolidated balance sheets.
(3)	Building and improvements include tenant origination and absorption costs.
(4)	The aggregate cost of real estate for federal income tax purposes was $3,047,645,112 (unaudited) as of December 31, 2020.

STEADFAST APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

DECEMBER 31, 2020

A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Real Estate:
Balance at the beginning of the year	$1,551,657,147	$1,575,311,904	$1,558,892,731
Acquisitions	1,817,886,701	5,687,977	—
Improvements	47,602,629	26,699,432	16,960,862
Cost of real estate sold	(108,847,492)	(55,806,464)	—
Write-off of disposed and fully depreciated and amortized assets	(46,921,057)	(235,702)	(541,689)

Balance at the end of the year	$3,261,377,928	$1,551,657,147	$1,575,311,904

Accumulated depreciation:
Balance at the beginning of the year	$282,652,860	$218,672,162	$147,726,630
Depreciation expense	162,679,647	73,781,883	70,993,280
Write-off of accumulated depreciation and amortization of real estate assets sold	(7,018,778)	(9,768,019)	—
Write-off of disposed and fully depreciated and amortized assets	(40,569,052)	(33,166)	(47,748)

Balance at the end of the year	$397,744,677	$282,652,860	$218,672,162

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 12, 2021.

Steadfast Apartment REIT, Inc.

By:	/s/ Rodney F. Emery
Rodney F. Emery
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Rodney F. Emery	Chief Executive Officer and Chairman of the Board (principal executive officer)	March 12, 2021
Rodney F. Emery

/s/ Ella S. Neyland	President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	March 12, 2021
Ella S. Neyland

/s/ G. Brian Christie	Director	March 12, 2021
G. Brian Christie

/s/ Thomas H. Purcell	Director	March 12, 2021
Thomas H. Purcell

/s/ Kerry D. Vandell	Director	March 12, 2021
Kerry D. Vandell

/s/ Ned W. Brines	Director	March 12, 2021
Ned W. Brines

/s/ Stephen R. Bowie	Director	March 12, 2021
Stephen R. Bowie

/s/ Ana Marie del Rio	Director	March 12, 2021
Ana Marie del Rio

Annex F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-55428

STEADFAST APARTMENT REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	36-4769184
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

18100 Von Karman Avenue, Suite 200

Irvine, California 92612

(Address of Principal Executive Offices) (Zip Code)

(949) 569-9700

(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes      No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐

Non-Accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes      No

As of July 19, 2021, there were 110,293,205 shares of the Registrant’s common stock issued and outstanding.

STEADFAST APARTMENT REIT, INC.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Assets:
Real Estate:
Land	$343,297,680	$337,322,234
Building and improvements	2,984,948,698	2,882,411,683
Tenant origination and absorption costs	1,682,900	1,752,793

Total real estate held for investment, cost	3,329,929,278	3,221,486,710
Less accumulated depreciation and amortization	(461,735,477)	(397,744,677)

Total real estate held for investment, net	2,868,193,801	2,823,742,033
Real estate held for development	30,288,753	39,891,218

Total real estate, net	2,898,482,554	2,863,633,251
Cash and cash equivalents	160,949,592	258,198,326
Restricted cash	28,399,975	38,998,980
Goodwill	125,220,448	125,220,448
Due from affiliates	208,411	377,218
Rents and other receivables	28,450,658	5,385,108
Other assets	4,654,627	9,925,714

Total assets	$3,246,366,265	$3,301,739,045

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$85,044,074	$81,598,526
Notes Payable, net:
Mortgage notes payable, net	1,388,596,919	1,384,382,785
Credit facilities, net	745,285,227	744,862,886

Total notes payable, net	2,133,882,146	2,129,245,671
Distributions payable	4,797,443	8,462,735
Distributions payable to affiliates	265,620	469,236
Due to affiliates	74,090	337,422

Total liabilities	2,224,063,373	2,220,113,590
Commitments and contingencies (Note 12)
Redeemable common stock	294,858	—
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,998,000 shares authorized, 110,228,140 and 110,070,572 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	1,102,281	1,100,706
Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Class A Convertible stock, $0.01 par value per share; 1,000 shares authorized, zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,607,145,466	1,603,989,130
Cumulative distributions and net losses	(687,044,939)	(627,787,040)

Total Steadfast Apartment REIT, Inc. (“STAR”) stockholders’ equity	921,202,808	977,302,796
Noncontrolling interest	100,805,226	104,322,659

Total equity	1,022,008,034	1,081,625,455

Total liabilities and stockholders’ equity	$3,246,366,265	$3,301,739,045

See accompanying notes to consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues:
Rental income	$84,920,839	$79,612,668	$167,300,117	$132,879,341
Other income	703,793	682,926	1,482,333	1,130,193

Total revenues	85,624,632	80,295,594	168,782,450	134,009,534
Expenses:
Operating, maintenance and management	21,333,781	19,719,766	42,098,814	32,216,328
Real estate taxes and insurance	14,587,524	13,667,771	28,444,417	22,411,216
Fees to affiliates	4,263	13,709,333	8,550	22,136,629
Depreciation and amortization	33,277,511	53,455,666	67,152,017	82,031,561
Interest expense	20,087,353	19,715,318	39,895,031	34,106,272
General and administrative expenses	11,736,380	5,272,855	23,061,791	7,703,154
Impairment of real estate	—	5,039,937	—	5,039,937

Total expenses	101,026,812	130,580,646	200,660,620	205,645,097

Loss before other income (expenses)	(15,402,180)	(50,285,052)	(31,878,170)	(71,635,563)
Other income (expense):
Gain on sale of real estate, net	—	—	—	11,384,599
Interest income	98,049	134,262	203,068	387,516
Insurance proceeds in excess of losses incurred	31,873	57,689	135,360	124,412
Equity in loss from unconsolidated joint venture	—	(2,968,207)	—	(3,003,400)
Fees and other income from affiliates	1,571,346	—	3,029,267	—

Total other income (expense)	1,701,268	(2,776,256)	3,367,695	8,893,127

Net loss	(13,700,912)	(53,061,308)	(28,510,475)	(62,742,436)
(Loss) income allocated to noncontrolling interest	(663,253)	163,314	(1,441,527)	163,314

Net loss attributable to common stockholders	$(13,037,659)	$(53,224,622)	$(27,068,948)	$(62,905,750)

Loss per common share — basic and diluted	$(0.12)	$(0.49)	$(0.25)	$(0.71)

Weighted average number of common shares outstanding — basic and diluted	109,905,923	109,139,963	109,896,333	88,660,741

See accompanying notes to consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 (Unaudited)

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, April 1, 2021	110,187,405	$1,101,874	—	$—	—	$—	$1,605,912,272	$(659,581,535)	$947,432,611	$102,398,379	$1,049,830,990
Issuance of common stock	199,903	1,999	—	—	—	—	3,106,490	—	3,108,489	—	3,108,489
Transfers to redeemable common stock	—	—	—	—	—	—	(2,301,562)	—	(2,301,562)	—	(2,301,562)
Repurchase of common stock	(159,168)	(1,592)	—	—	—	—	1,592	—	—	—	—
Distributions declared ($0.131 per share of common stock)	—	—	—	—	—	—	—	(14,425,745)	(14,425,745)	(929,900)	(15,355,645)
Amortization of stock-based compensation	—	—	—	—	—	—	426,674	—	426,674	—	426,674
Net loss	—	—	—	—	—	—	—	(13,037,659)	(13,037,659)	(663,253)	(13,700,912)

BALANCE, June 30, 2021	110,228,140	$1,102,281	—	$—	—	$—	$1,607,145,466	$(687,044,939)	$921,202,808	$100,805,226	$1,022,008,034

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, January 1, 2021	110,070,572	$1,100,706	—	$—	—	$—	$1,603,989,130	$(627,787,040)	$977,302,796	$104,322,659	$1,081,625,455
Issuance of common stock	599,213	5,991	—	—	—	—	7,703,101	—	7,709,092	—	7,709,092
Transfers to redeemable common stock	—	—	—	—	—	—	(5,301,563)	—	(5,301,563)	—	(5,301,563)
Repurchase of common stock	(441,645)	(4,416)	—	—	—	—	4,416	—	—	—	—
Distributions declared ($0.292 per share of common stock)	—	—	—	—	—	—	—	(32,188,951)	(32,188,951)	(2,075,906)	(34,264,857)
Amortization of stock-based compensation	—	—	—	—	—	—	750,382	—	750,382	—	750,382
Net loss	—	—	—	—	—	—	—	(27,068,948)	(27,068,948)	(1,441,527)	(28,510,475)

BALANCE, June 30, 2021	110,228,140	$1,102,281	—	$—	—	$—	$1,607,145,466	$(687,044,939)	$921,202,808	$100,805,226	$1,022,008,034

See accompanying notes to consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 (Unaudited)

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, April 1, 2020	108,898,231	$1,088,982	—	$—	1,000	$10	$1,588,131,358	$(449,238,871)	$1,139,981,479	$—	$1,139,981,479
Issuance of common stock	688,520	6,885	—	—	—	—	10,548,415	—	10,555,300	—	10,555,300
Issuance of OP Units	—	—	—	—	—	—	—	—	—	14,450,000	14,450,000
Repurchase of common stock	(149,049)	(1,490)	—	—	—	—	(2,109,047)	—	(2,110,537)	—	(2,110,537)
Distributions declared ($0.224 per share of common stock)	—	—	—	—	—	—	—	(24,425,094)	(24,425,094)	(163,314)	(24,588,408)
Amortization of stock-based compensation	—	—	—	—	—	—	20,927	—	20,927	—	20,927
Net (loss) income	—	—	—	—	—	—	—	(53,224,622)	(53,224,622)	163,314	(53,061,308)

BALANCE, June 30, 2020	109,437,702	$1,094,377	—	$—	1,000	$10	$1,596,591,653	$(526,888,587)	$1,070,797,453	$14,450,000	$1,085,247,453

	Common Stock		Convertible Stock		Class A Convertible Stock		Additional Paid-In Capital	Cumulative Distributions & Net Losses	Total STAR Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, January 1, 2020	52,607,695	$526,077	1,000	$10	—	$—	$698,453,981	$(424,166,210)	$274,813,858	$—	$274,813,858
Issuance of common stock	1,016,155	10,162	—	—	—	—	15,629,293	—	15,639,455	—	15,639,455
Issuance of common stock in connection with the SIR Merger	43,775,314	437,753	—	—	—	—	692,963,221	—	693,400,974	—	693,400,974
Issuance of common stock in connection with the STAR III Merger	12,240,739	122,407	—	—	—	—	193,770,898	—	193,893,305	—	193,893,305
Issuance of OP Units	—	—	—	—	—	—	—	—	—	14,450,000	14,450,000
Exchange of convertible common stock into Class A convertible common stock	—	—	(1,000)	(10)	1,000	10	—	—	—	—	—
Transfers to redeemable common stock	—	—	—	—	—	—	(1,383,318)	—	(1,383,318)	—	(1,383,318)
Repurchase of common stock	(202,201)	(2,022)	—	—	—	—	(2,905,805)	—	(2,907,827)	—	(2,907,827)
Distributions declared ($0.448 per share of common stock)	—	—	—	—	—	—	—	(39,816,627)	(39,816,627)	(163,314)	(39,979,941)
Amortization of stock-based compensation	—	—	—	—	—	—	63,383	—	63,383	—	63,383
Net (loss) income	—	—	—	—	—	—	—	(62,905,750)	(62,905,750)	163,314	(62,742,436)

BALANCE, June 30, 2020	109,437,702	$1,094,377	—	$—	1,000	$10	$1,596,591,653	$(526,888,587)	$1,070,797,453	$14,450,000	$1,085,247,453

See accompanying notes to consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(28,510,475)	$(62,742,436)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	67,152,017	82,031,561
Fees to affiliates paid in common stock	—	6,620,823
Loss on disposal of buildings and improvements	326,881	475,176
Loss on disposal of buildings and improvements from winter storm	14,902,551	—
Amortization of deferred financing costs	1,097,565	809,876
Amortization of stock-based compensation	750,382	63,383
Amortization of below market leases	(3,343)	(2,594)
Change in fair value of interest rate cap agreements	(1,203)	27,194
Gain on sale of real estate	—	(11,384,599)
Impairment of real estate	—	5,039,937
Amortization of loan premiums	(1,112,825)	(718,264)
Accretion of loan discounts	271,776	189,824
Straight-line of office lease	7,699	—
Interest on finance lease furnishings	193	—
Insurance claim recoveries	(15,259,001)	(581,954)
Equity in loss from unconsolidated joint venture	—	3,003,400
Changes in operating assets and liabilities:
Rents and other receivables	(8,472,506)	(1,328,708)
Other assets	4,766,732	2,131,230
Accounts payable and accrued liabilities	(6,830,008)	6,033,823
Due to affiliates	(212,975)	(3,600,122)
Due from affiliates	168,807	—

Net cash provided by operating activities	29,042,267	26,067,550

Cash Flows from Investing Activities:
Acquisition of real estate investments	(75,966,685)	(69,914,948)
Cash acquired in connection with the Mergers, net of acquisition costs	—	98,283,732
Acquisition of real estate held for development	—	(14,270,133)
Additions to real estate investments	(17,869,569)	(10,434,613)
Additions to real estate held for development	(9,861,232)	(5,324,771)
Escrow deposits for pending real estate acquisitions	(1,500,000)	(1,000,000)
Purchase of interest rate cap agreements	(12,200)	(47,000)
Net proceeds from sale of real estate investments	—	32,962,285
Proceeds from insurance claims	665,957	807,033
Cash contribution to unconsolidated joint venture	—	(219,900)
Cash distribution from unconsolidated joint venture	—	360,700

Net cash (used in) provided by investing activities	(104,543,729)	31,202,385

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash Flows from Financing Activities:
Proceeds from issuance of mortgage notes payable	8,567,133	—
Principal payments on mortgage notes payable	(4,187,174)	(1,533,980)
Borrowings from credit facilities	—	198,808,000
Payments of commissions on sale of common stock	—	(49,951)
Payment of deferred financing costs	—	(6,753,413)
Distributions to common stockholders	(30,424,673)	(26,030,027)
Repurchase of common stock	(6,301,563)	(2,907,827)

Net cash (used in) provided by financing activities	(32,346,277)	161,532,802

Net (decrease) increase in cash, cash equivalents and restricted cash	(107,847,739)	218,802,737
Cash, cash equivalents and restricted cash, beginning of the period	297,197,306	148,539,671

Cash, cash equivalents and restricted cash, end of the period	$189,349,567	$367,342,408

Supplemental Disclosures of Cash Flow Information:
Interest paid, net of amounts capitalized of $560,066 and $262,619 for the six months ended June 30, 2021 and 2020, respectively	$39,859,759	$31,366,049

Supplemental Disclosures of Noncash Flow Transactions:
Distributions payable to non-affiliated shareholders	$4,797,443	$8,232,272

Distributions payable to affiliates	$265,620	$—

Real estate under development placed in service	$17,703,957	$—

Accounts payable related to winter storm	$1,412,017	$—

Insurance claims receivable related to winter storm	$23,164,541	$—

Class A-2 OP Units issued for real estate	$—	$14,450,000

Investment management fees payable in shares	$—	$1,464,982

Assumption of mortgage notes payable to acquire real estate	$—	$81,315,122

Premiums on assumed mortgage notes payable	$—	$945,235

Distributions paid to common stockholders through common stock issuances pursuant to the distribution reinvestment plan	$7,709,092	$10,483,613

Redeemable common stock	$294,858	$—

Redemptions payable	$2,705,142	$4,000,000

Accounts payable and accrued liabilities from additions to real estate investments	$15,321,147	$119,152

Due to affiliates from additions to real estate investments	$—	$65,583

Accounts payable and accrued liabilities from additions to real estate held for development	$3,129,393	$2,888,689

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Affiliate accounts payable and accrued liabilities from additions to real estate held for development	$—	$137,857

Due to affiliates for commissions on sales of common stock	$—	$21,337

Operating and finance lease right-of-use assets, net	$1,566,962	$136,896

Operating and finance lease liabilities, net	$1,595,991	$148,406

Fair value of real estate acquired in the SIR merger	$—	$1,100,742,973

Fair value of STAR III real estate acquired in the STAR III merger	$—	$479,559,505

Fair value of equity issued to SIR shareholders in the SIR merger	$—	$693,400,974

Fair value of equity issued to STAR III shareholders in the STAR III merger	$—	$193,893,305

Fair value of SIR debt assumed in the SIR merger	$—	$506,023,982

Fair value of STAR III debt assumed in the STAR III merger	$—	$289,407,045

Fair value of unconsolidated joint venture assumed in the SIR merger	$—	$22,128,691

Assets assumed in the SIR merger	$—	$3,553,868

Assets assumed in the STAR III merger	$—	$2,060,898

Liabilities assumed in the SIR merger	$—	$21,782,302

Liabilities assumed in the STAR III merger	$—	$7,334,616

Premiums on assumed mortgage notes payable in the SIR and STAR III mergers	$—	$14,899,631

Discount on assumed mortgage note payable in the SIR and STAR III mergers	$—	$10,489,075

See accompanying notes to consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

1. Organization and Business

Steadfast Apartment REIT, Inc. (the “Company”) was formed on August 22, 2013, as a Maryland corporation that elected to qualify as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2014. On September 3, 2013, the Company was initially capitalized with the sale of 13,500 shares of common stock to Steadfast REIT Investments, LLC, the Company’s former sponsor (“SRI”), at a purchase price of $15.00 per share for an aggregate purchase price of $202,500. SRI is controlled indirectly by Rodney F. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, through Steadfast REIT Holdings, LLC (“Steadfast Holdings”). Steadfast Apartment Advisor, LLC (the “Former Advisor”), a Delaware limited liability company formed on August 22, 2013, invested $1,000 in the Company in exchange for 1,000 shares of non-participating, non-voting convertible stock (the “Convertible Stock”). In connection with the SIR Merger and STAR III Merger (described below), the Former Advisor exchanged the Convertible Stock for new non-participating, non-voting Class A convertible stock (the “Class A Convertible Stock”). In connection with the Internalization Transaction (described below), the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for further details.

The Company owns and operates a diverse portfolio of multifamily properties located in targeted markets throughout the United States. As of June 30, 2021, the Company owned 70 multifamily properties and three parcels of land held for the development of apartment homes. The Company’s portfolio is comprised of 21,936 apartment homes, including 95 newly constructed apartment homes placed into service at the Garrison Station development project during the six months ended June 30, 2021. The parcel of land held for the development of the Garrison Station apartments had five of nine residential buildings placed into service comprising 95 of 176 apartment homes during the six months ended June 30, 2021. The Company may acquire additional multifamily properties or pursue multifamily developments in the future. For more information on the Company’s real estate portfolio, see Note 4 (Real Estate).

Public Offering

On December 30, 2013, the Company commenced its initial public offering to offer a maximum of 66,666,667 shares of common stock for sale to the public at an initial price of $15.00 per share (with discounts available for certain categories of purchasers) (the “Primary Offering”). The Company also registered up to 7,017,544 shares of common stock for sale pursuant to the Company’s distribution reinvestment plan (the “DRP,” and together with the Primary Offering, the “Public Offering”) at an initial price of $14.25 per share. The Company terminated its Primary Offering on March 24, 2016, but continues to offer shares of common stock pursuant to the DRP. As of the termination of the Primary Offering on March 24, 2016, the Company had sold 48,625,651 shares of common stock in the Public Offering for gross proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to the DRP for gross offering proceeds of $14,414,752. As of June 30, 2021, the Company had issued 112,167,095 shares of common stock for gross offering proceeds of $1,725,738,819, including 8,537,015 shares of common stock issued pursuant to the DRP for gross offering proceeds of $128,009,661. Additionally, on March 6, 2020, the Company issued 56,016,063 shares of common stock in connection with the Mergers described below.

On March 9, 2021, the Company’s board of directors determined an estimated value per share of the Company’s common stock of $15.55 as of December 31, 2020. Additional information on the Company’s

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

estimated value per share can be found in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021. In connection with the determination of an estimated value per share, the Company’s board of directors determined a price per share for the DRP of $15.55, effective April 1, 2021. The Company’s board of directors may again, from time to time, in its sole discretion, change the price at which the Company offers shares pursuant to the DRP to reflect changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, the Company, Steadfast Income REIT, Inc. (“SIR”), Steadfast Apartment REIT Operating Partnership, L.P., a wholly-owned subsidiary of the Company (the “STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR (“SIR OP”), and SI Subsidiary, LLC, a wholly-owned subsidiary of the Company (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger (the “SIR Merger”). Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as the Company’s wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law (“MGCL”), the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of the Company’s common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, the Company, Steadfast Apartment REIT III, Inc. (“STAR III”), the STAR Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III (the “STAR III OP”), and SIII Subsidiary, LLC, a wholly-owned subsidiary of the Company (“STAR III Merger Sub”), entered into an Agreement and Plan of Merger (the “STAR III Merger Agreement”). Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger (the “STAR III Merger”, and together with the SIR Merger, the “Mergers”). Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as a wholly-owned subsidiary of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of the Company’s common stock.

Combined Company

Through the Mergers, the Company acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The Combined

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger was intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). For more information on the Mergers, see Note 4 (Real Estate).

Pre-Internalization Operating Partnerships Mergers

On August 28, 2020, pursuant to an Agreement and Plan of Merger (the “SIR OP/STAR OP Merger Agreement”), the STAR Operating Partnership merged with and into the SIR OP (the “SIR OP/STAR OP Merger”). The SIR OP/STAR OP Merger was treated for U.S. federal income tax purposes as a tax-deferred contribution by the Company of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger (the “Operating Partnership Merger Agreement”), STAR III OP merged with and into SIR OP (the “Operating Partnership Merger” and together with the SIR OP/STAR OP Merger, the “Operating Partnership Mergers”). The Operating Partnership Merger was treated as an “asset over partnership merger” governed by Treasury Regulations Section 1.708-1(c)(3)(i), with SIR OP being the “resulting partnership” and STAR III OP terminating.

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.” (the “Operating Partnership”). In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, the Company acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Operating Partnership, transferred all of its general partnership interests to the Company, and the Company was admitted as a substitute general partner of the Operating Partnership.

On August 28, 2020, the Company, Steadfast Income Advisor, LLC, the initial limited partner of the Operating Partnership (“SIR Advisor”), Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Operating Partnership (“STAR III Advisor”), Wellington VVM LLC, a Delaware limited liability company and limited partner of the Operating Partnership (“Wellington”), and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Operating Partnership (“Copans” and together with “Wellington”, “VV&M”), entered into a Second Amended and Restated Agreement of Limited Partnership of Steadfast Apartment REIT Operating Partnership, L.P. (the “Second A&R Partnership Agreement”) in order to, among other things, reflect the consummation of the Operating Partnership Mergers. The purpose of the Operating Partnership Mergers was to simplify the Company’s corporate structure so that the Company has a single operating partnership that is a direct subsidiary of the Company.

Internalization Transaction

On August 31, 2020, the Operating Partnership and the Company entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with SRI, which provided for the internalization of the Company’s external management functions previously provided by the Former Advisor and its affiliates. Prior to the Internalization Closing (as defined

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

herein), which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined herein) on August 31, 2020 (the “Internalization Closing”), Steadfast Investment Properties, Inc., a California corporation (“SIP”), Steadfast REIT Services, Inc., a California corporation (“REIT Services”), and their respective affiliates owned and operated all of the assets necessary to operate the Company and its subsidiaries as a self-managed company and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement (the “Contribution & Purchase Agreement”) between the Company, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company (“SRSH”), and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash and (2) 6,155,613.92 Class B OP units of limited partnership interests in the Operating Partnership (the “Class B OP Units”) having the agreed value set forth in the Contribution & Purchase Agreement of $15.23 per Class B OP Unit. In addition, the Company purchased all of the Class A Convertible Stock of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors and Chief Executive Officer, owns a 48.6% interest in Steadfast Holdings, the largest owner of SRI.

Concurrently with, and as a condition to the execution and delivery of the Contribution & Purchase Agreement, the Company, through STAR REIT Services, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“SRS”), entered into employment agreements with certain key employees. For more information on the Internalization Transaction, see Note 3 (Internalization Transaction).

On July 16, 2021, the Company received a derivative demand letter addressed to the Board, purportedly sent on behalf of two stockholders, relating to the Internalization Transaction. The letter demanded that the Board appoint a committee to investigate the Internalization Transaction and, among other things, determine whether there exists any basis for the Company to pursue claims relating to that transaction, including for recovery of payments made in the transaction. The Company is considering the request.

The Former Advisor

Prior to the Internalization Transaction, the business of the Company was externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between the Company and the Former Advisor (as may be amended, the “Advisory Agreement”). On August 31, 2020, prior to the Internalization Closing, the Company, the Former Advisor and the Operating Partnership entered into a Joinder Agreement (the “Joinder Agreement”) pursuant to which the Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Internalization Closing, the Former Advisor and the Company entered into the First Amendment to the Amended and Restated Advisory Agreement in order

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 are paid in cash to the Former Advisor by the Operating Partnership (the “First Amendment”). In connection with the Internalization Transaction, SRS assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Operating Partnership

Substantially all of the Company’s business is conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership. The Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of June 30, 2021, the Company owned approximately 94% of the operating partnership units of the Operating Partnership (the “OP Units”). As a result of the Internalization Transaction, SRI owns approximately 5% of the OP Units of the Operating Partnership, including approximately 6,155,613.92 Class B OP Units owned by SRI as of June 30, 2021. The remaining approximate 1% of the OP Units are owned by VV&M, unaffiliated third parties in the form of Class A-2 OP Units (as defined below). The Operating Partnership may conduct certain activities through the Company’s taxable REIT subsidiary, which is an indirect wholly-owned subsidiary of the Operating Partnership. As a condition to the Internalization Closing, on August 31, 2020, the Company, as the general partner and parent of the Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Operating Partnership Agreement”) to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the contribution, and designate Class B OP Units that were issued as consideration pursuant to the Internalization Transaction.

The Operating Partnership Agreement provides that the Operating Partnership is operated in a manner that will enable the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation.

2. Summary of Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2020. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2020, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly-owned subsidiaries. The portion of the entity not wholly-owned by the Company is presented as noncontrolling interest. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The accompanying unaudited consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments that are of a normal and recurring nature and necessary for a fair and consistent presentation of the results of such periods. Operating results for the three and six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The unaudited consolidated financial statements herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Noncontrolling interests

Noncontrolling interests represent the portion of equity that the Company does not own in an entity that is consolidated. The Company’s noncontrolling interests are comprised of Class A-2 operating partnership units (“Class A-2 OP Units”) and Class B OP Units of the Operating Partnership. The Company accounts for noncontrolling interests in accordance with ASC 810, Consolidation (“ASC 810”). In accordance with ASC 810, the Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from stockholders’ equity. In accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), noncontrolling interests that are determined to be redeemable are carried at their fair value or redemption value as of the balance sheet date and reported as liabilities or temporary equity depending on their terms. A noncontrolling interest that fails to qualify as permanent equity will be reclassified as a liability or temporary equity. As of June 30, 2021, the Company’s noncontrolling interests qualified as permanent equity. For more information on the Company’s noncontrolling interests, see Note 9 (Noncontrolling Interest).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Casualty loss

The Company carries liability insurance to mitigate its exposure to certain losses, including those relating to property damage and business interruption. The Company records the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is recorded in other income when the proceeds are received. During the six months ended June 30, 2021, the Company incurred property damage and other losses of $23,164,541, which was recorded as general and administrative expenses, with corresponding insurance recovery income up to the amount of losses incurred (as described above) included in general and administrative expenses in the accompanying consolidated statements

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

of operations. The Company also recorded insurance recoveries of $23,164,541 for the estimated insurance claims proceeds in the amount of total losses incurred (as described above) as an increase in rents and other receivables.

Real Estate Assets

Real Estate Purchase Price Allocation

Upon the acquisition of real estate properties or other entities owning real estate properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition under ASC 805-50, Business Combinations-Related Issues (“ASC 805”). For both business combinations and asset acquisitions the Company allocates the purchase price of real estate properties to acquired tangible assets, consisting of land, buildings and improvements, and acquired intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases. For asset acquisitions, the Company capitalizes transaction costs and allocates the purchase price using a relative fair value method allocating all accumulated costs. For business combinations, the Company expenses transaction costs incurred and allocates the purchase price based on the estimated fair value of each separately identifiable asset and liability. Acquisition fees and costs associated with transactions determined to be asset acquisitions are capitalized in total real estate, net in the accompanying consolidated balance sheets. For the three and six months ended June 30, 2021 and 2020, all of the Company’s acquisitions of real estate properties, including pursuant to the Mergers, were determined to be asset acquisitions.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental revenue over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental revenue over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental revenue.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new resident and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new resident include commissions, resident improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Real Estate Assets

The Company accounts for its real estate assets in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires the Company to continually monitor events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. If any assumptions, projections or estimates regarding an asset changes in the future, the Company may have to record an impairment to reduce the net book value of such individual asset. The Company continues to monitor events in connection with the outbreak of the novel Coronavirus (“COVID-19”) and evaluates any potential indicators that could suggest that the carrying value of its real estate investments and related intangible assets and liabilities may not be recoverable. No impairment charge was recorded during the three and six months ended June 30, 2021. The Company recorded an impairment charge of $5,039,937 related to two of its real estate assets for each of the three and six months ended June 30, 2020.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of a business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company performed its annual assessment on October 1, 2020. The Company recorded goodwill during the year ended December 31, 2020, in connection with the Internalization Transaction. No impairment charge was recorded during the three and six months ended June 30, 2021. See Note 3 (Internalization Transaction) for details.

Revenue Recognition — Operating Leases

The majority of the Company’s revenue is derived from rental revenue, which is accounted for in accordance with ASC 842, Leases (“ASC 842”). The Company leases apartment homes under operating leases

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

with terms generally of one year or less. Generally, credit investigations are performed for prospective residents and security deposits are obtained. In accordance with ASC 842, the Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is probable and records amounts expected to be received in later years as deferred rent receivable. For lease arrangements when it is not probable that the Company will collect all or substantially all of the remaining lease payments under the term of the lease, rental revenue is limited to the lesser of the rental revenue that would be recognized on a straight-line basis (as applicable) or the lease payments that have been collected from the lessee. Differences between rental revenue recognized and amounts contractually due under the lease agreements are credited or charged to straight-line rent receivable or straight-line rent liability, as applicable. Tenant reimbursements for common area maintenance and other recoverable expenses, are recognized when the services are provided and the performance obligations are satisfied. Tenant reimbursements for common area maintenance are accounted for as variable lease payments and are recorded as rental income on the Company’s consolidated statement of operations.

Rents and Other Receivables

In accordance with ASC 842, the Company makes a determination of whether the collectability of the lease payments in an operating lease is probable. If the Company determines the lease payments are not probable of collection, the Company would fully reserve for any contractual lease payments, deferred rent receivable, and variable lease payments and would recognize rental income only if cash is received. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of residents in developing these estimates. Due to the short-term nature of the operating leases, the Company does not maintain a deferred rent receivable related to the straight-lining of rents. Any changes to the Company’s collectability assessment are reflected as an adjustment to rental income.

Residents’ Payment Plans Due to COVID-19

In April, 2020, the FASB issued the ASC 842 Q&A to respond to some frequently asked questions about accounting for lease concessions related to the effects of the COVID-19 pandemic. Under ASC 842, modified terms and conditions of a company’s existing lease contracts, such as, changes to lease payments, may affect the economics of the lease for the remainder of the term and are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not considered a lease modification pursuant to ASC 842. This means both the lessor and lessee need not remeasure and reallocate the consideration in the lease contract, reassess the lease term or reassess lease classification and lease liability, provided that the concessions are considered to be a separate contract. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in ASC 842 as described above.

The FASB staff has been made aware that, given the unprecedented and global nature of the COVID-19 pandemic, it may be exceedingly challenging for entities to determine whether existing contracts provide

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

enforceable rights and obligations for lease concessions and, if so, whether those concessions are consistent with the terms of the contract or are modifications to a contract. Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance under ASC 842 to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. In addition to that, for concessions that provide a deferral of payments with no substantive changes to the consideration in the original contract, the FASB allows entities to account for the concessions as if no changes to the lease contract were made. Under this method, a lessor would increase its lease receivable and continue to recognize income.

During the fiscal quarter ended June 30, 2020, the Company instituted payment plans for its residents that were experiencing hardship due to COVID-19, which the Company refers to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, the Company allowed qualifying residents to defer their rent, which is collected by the Company in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, the Company began providing certain qualifying residents with a one-time concession to incentivize their performance under the COVID-19 Payment Plan. If the qualifying resident fails to make payments pursuant to the COVID-19 Payment Plan, the concession is immediately terminated, and the qualifying resident is required to immediately repay the amount of the concession. The Company did not offer residents any other payment plans during the remaining months in fiscal year 2020 due to the reduced demand of such payment plans.

In January 2021, the Company began offering an extension to the COVID-19 Payment Plan (the “Extension Plan”), that allows eligible residents to defer their rent, which is collected by the Company in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan.

During the three months ended September 30, 2020, the Company initiated a debt forgiveness program for certain qualifying residents that were experiencing hardship due to COVID-19 and who were in default of their lease payments (the “Debt Forgiveness Program”). Pursuant to the Debt Forgiveness Program, the Company offered qualifying residents an opportunity to terminate their lease without being liable for any unpaid rent and penalties. The Company determined that accounts receivable of $2,110,657 related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in its reserve.

The Company elected not to evaluate whether the COVID-19 Payment Plans, the Debt Forgiveness Program and the Extension Plan are lease modifications and therefore the Company’s policy is to account for the lease contracts with COVID-19 Payment Plans, Debt Forgiveness Program and the Extension Plan as if no lease modifications occurred. Under this accounting method, a lessor with an operating lease may account for the concession (which in this case only applies to the COVID-19 Payment Plans) by continuing to recognize a lease

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

receivable until the rental payment is received from the lessee at the revised payment date. If it is determined that the lease receivable is not collectable, the Company would treat that lease contract on a cash basis as defined in ASC 842. As of June 30, 2021 and December 31, 2020, the Company reserved $3,080,227 and $2,245,067 of accounts receivables, respectively, which are considered not probable of collection.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other assets and liabilities at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the six months ended June 30, 2021 and 2020.

The following describes the valuation methodologies used by the Company to measure fair value, including an indication of the level in the fair value hierarchy in which each asset or liability is generally classified.

Interest rate cap agreements — The Company has entered into certain interest rate cap agreements. These derivatives are recorded at fair value. Fair value was based on a model-driven valuation using the associated variable rate curve and an implied market volatility, both of which were observable at commonly quoted intervals for the full term of the interest rate cap agreements. Therefore, the Company’s interest rate cap

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

agreements were classified within Level 2 of the fair value hierarchy and are included in other assets in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate cap agreements are recorded as interest expense in the accompanying consolidated statements of operations.

The following tables reflect the Company’s assets required to be measured at fair value on a recurring basis on the consolidated balance sheets:

	June 30, 2021
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Assets:
Interest rate cap agreements(1)	$—	$21,255	$—

	December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3
Assets:
Interest rate cap agreements(1)	$—	$7,852	$—

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Fair Value of Financial Instruments

The accompanying consolidated balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, accounts payable and accrued liabilities, distributions payable, distributions payable to affiliates, due to affiliates and notes payable.

The Company considers the carrying value of cash and cash equivalents, restricted cash, rents and other receivables, accounts payable and accrued liabilities, distributions payable, amounts due from affiliates, amounts due to affiliates and distributions payable to affiliates to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The Company has determined that its notes payable, net are classified as Level 3 within the fair value hierarchy.

The fair value of the notes payable, net is estimated using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of June 30, 2021 and December 31, 2020, the fair value of the notes payable was $2,265,796,735 and $2,246,242,677, respectively, compared to the carrying value of $2,133,882,146 and $2,129,245,671, respectively.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Restricted Cash

Restricted cash represents those cash accounts for which the use of funds is restricted by loan covenants and a cash account established in connection with a letter of credit to fund future workers compensation claims. As of June 30, 2021 and December 31, 2020, the Company had a restricted cash balance of $28,399,975 and $38,998,980, respectively, which represented amounts set aside as impounds for future property tax payments, property insurance payments and tenant improvement payments as required by agreements with the Company’s lenders as well as an amount set aside in connection with a letter of credit.

The following table represents the components of the cash, cash equivalents and restricted cash presented on the accompanying consolidated statements of cash flows for the six months ended June 30, 2021 and 2020:

	June 30,
	2021	2020
Cash and cash equivalents	$160,949,592	$330,674,998
Restricted cash	28,399,975	36,667,410

Total cash, cash equivalents and restricted cash	$189,349,567	$367,342,408

Distribution Policy

The Company elected to be taxed, and currently qualifies, as a REIT commencing with the taxable year ended December 31, 2014. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Distributions declared during the month ended January 31, 2021, were based on daily record dates and calculated at a rate of $0.002466 per share of the Company’s common stock per day during the period from January 1, 2021 through January 31, 2021. On January 12, 2021, the Company’s board of directors determined to reduce the daily distribution amount to $0.001438 per share commencing on February 1, 2021 and ending February 28, 2021, which was extended for the months of March, April, May, June and July 2021. As a result, distributions declared during the period from February 1, 2021 through June 30, 2021, were based on daily record dates and calculated at a rate of $0.001438 per share of the Company’s common stock per day.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order for the Company to qualify as a REIT under the Internal Revenue Code. During the three and six months ended June 30, 2021, the Company declared distributions totaling $0.131 and $0.292 per share of common stock, respectively. During the three and six months ended June 30, 2020, the Company declared distributions totaling $0.224 and $0.448 per share of common stock, respectively.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Lessee Accounting

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires leases with original lease terms of more than 12 months to be recorded on the balance sheet. For leases with terms greater than 12 months, a right-of-use (“ROU”) lease asset and a lease liability are recognized on the balance sheet at commencement date based on the present value of lease payments over the lease term.

Lease renewal or termination options are included in the lease asset and lease liability only if it is reasonably certain that the option to extend or to terminate would be exercised. As the implicit rate in most leases are not readily determinable, the Company’s incremental borrowing rate for each lease at commencement date is used to determine the present value of lease payments. Consideration is given to the Company’s recent debt financing transactions, as well as publicly available data for instruments with similar characteristics, adjusted for the respective lease term, when estimating incremental borrowing rates. Lease expense is recognized over the lease term based on an effective interest method for finance leases and on a straight-line basis for operating leases. On January 1, 2019, the Company adopted ASU 2016-02 and its related amendments (collectively, “ASC 842”) using the modified retrospective method. The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward its original assessment of (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. The Company also elected the practical expedient that allows lessees the option to account for lease and non-lease components together as a single component for all classes of underlying assets. See Note 15 (Leases).

Equity-Based Compensation

The Company’s stock-based compensation consists of restricted stock issued to key employees and independent directors of the Company. The Company accounts for equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant and recognized on a straight-line basis over the requisite service period of the awards. The compensation expense is adjusted for actual forfeitures upon occurrence. Equity-based compensation is classified within general and administrative expenses in the consolidated statements of operations.

Per Share Data

Basic loss per share attributable to common stockholders for all periods presented are computed by dividing net loss by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of the Company’s common stock and all potentially dilutive securities, if any. Distributions declared per common share assume each share was issued and outstanding each day during the period. Nonvested shares of the Company’s restricted common stock give rise to potentially dilutive shares of the Company’s common stock but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during the period.

Segment Disclosure

The Company has determined that it has one reportable segment with activities related to investing in multifamily properties. The Company’s investments in real estate are in different geographic regions, and

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

management evaluates operating performance on an individual asset level. However, as each of the Company’s assets has similar economic characteristics, residents and products and services, its assets have been aggregated into one reportable segment.

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, (“ASU 2020-01”), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2020-01 should be applied prospectively. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provided practical expedients to address existing guidance on contract modifications and hedge accounting due to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates (together “IBORs”) to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”). In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Company refers to this transition as reference rate reform. The first practical expedient allows companies to elect to not apply certain modification accounting requirements to debt, derivative and lease contracts affected by reference rate reform if certain criteria are met. These criteria include the following: (1) the contract referenced an IBOR rate that is expected to be discontinued; (2) the modified terms directly replace or have the potential to replace the IBOR rate that is expected to be discontinued; and (3) any contemporaneous changes to other terms that change or have the potential to change the amount and timing of contractual cash flows must be related to the replacement of the IBOR rate. If the contract meets all three criteria, there is no requirement for remeasurement of the contract at the modification date or reassessment of the previous accounting determination. The second practical expedient allows companies to change the reference rate and other critical terms related to the reference rate reform in derivative hedge documentation without having to de-designate the hedging relationship. This allows for companies to continue applying hedge accounting to existing cash flow and net investment hedges. ASU 2020-04 was effective upon issuance on a prospective basis beginning January 1, 2020 and may be elected over time as reference rate reform activities occur. Subsequently, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”). The amendments in ASU 2021-01 clarify that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of the discontinuation of the use of LIBOR as a benchmark interest rate due to reference rate reform. ASU 2021-01 is effective immediately for all entities with the option to apply retrospectively as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, and can be applied prospectively to any new contract modifications made on or after January 7, 2021. The ASUs can be adopted no later than December 1,

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

2022 with early adoption permitted. The relief provided in this guidance is temporary and generally cannot be applied to contract modifications that occur after December 31, 2022 or hedging relationships entered into or evaluated after that date. However, the guidance does allow an entity to continue to apply certain optional expedients related to hedge accounting. The Company identified the instruments influenced by LIBOR to be its variable rate mortgage notes payable and interest rate cap agreements and is currently in the process of liaising with its lenders to assess the nature of potential changes to its variable rate mortgage notes payable and interest rate cap agreements and therefore determining whether it could meet the conditions of the practical expedients provided by the FASB and elect to not apply the modification accounting requirements to its contracts affected by the reference rate reform within the permitted period of December 31, 2022.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. ASU 2020-06 also enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and amends the related earnings per share guidance. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The guidance in ASU 2020-06 can be applied through a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the impact of ASU 2020-06 on its consolidated financial statements and related disclosures from the adoption of ASU 2020-06.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-10 contains improvements to GAAP by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of GAAP. ASU 2020-10 also contains codifications that are varied in nature and may affect the application of the guidance in cases in which the original guidance may have been unclear. ASU 2020-10 is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted ASU 2020-10 on January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In November 2020, the SEC issued Release No. 33-10890, Amendments to Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, to simplify, modernize and enhance certain financial disclosure requirements in Regulation S-K. This amendment became effective on February 10, 2021. Early Adoption was permitted. The Company early adopted these modifications in its Annual Report on Form 10-K filed with the SEC on March 12, 2021. The adoption of this guidance did not have a material impact on the consolidated financial statements.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

3. Internalization Transaction

On August 31, 2020, the Operating Partnership and the Company completed the Internalization Transaction with SRI, which provided for the internalization of the Company’s external management functions provided by the Former Advisor and its affiliates.

Pursuant to the Contribution & Purchase Agreement between the Company, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash consideration and (2) 6,155,613.92 Class B OP Units having the agreed value of $15.23 per Class B OP Unit. The Company also purchased all of the Class A Convertible Stock of the Company held by the Former Advisor for $1,000. As a result of the Internalization Transaction, the Company became self-managed and acquired the advisory, investment management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership.

Fair Value of Consideration Transferred

The Company accounted for the Internalization Transaction as a business combination under the acquisition method of accounting. Pursuant to the terms of the Internalization Transaction, the following consideration was given in exchange for all of the membership interests in SRSH:

Amount
Cash consideration(1)	$31,249,000
Class B OP Units issued	6,155,613.92
Fair value per Class B OP Unit	$15.23

Fair value of OP Unit Consideration	93,750,000
Promote price(2)	1,000

Accounting value of total consideration	$125,000,000

(1)

Represents the contractual cash consideration before adjustments to reflect affiliates assets acquired in the Internalization Transaction of $2,717,634 and affiliates liabilities assumed in the Internalization Transaction of $4,701,436.

(2)	Represents the repurchase of Class A Convertible Stock by the Company.

Assets Acquired and Liabilities Assumed

The Internalization Transaction was accounted for as a business combination under the acquisition method of accounting under ASC 805, which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

During the year ended December 31, 2020, the Company finalized the purchase price allocation of the fair value of consideration transferred (described above) for the Internalization Transaction. The following table summarizes the finalized purchase price allocation as of the date of the Internalization Transaction:

Amount
Assets:
Accounts receivable from affiliates	$3,908,946
Finance lease right-of-use asset	20,925
Other assets	49,919
Property management agreements intangibles(1)	815,000
Operating lease right-of-use asset	1,651,415
Repurchase of Class A Convertible Stock	1,000
Goodwill	125,220,448

Total assets acquired	131,667,653
Liabilities:
Accrued personnel costs	(4,995,313)
Finance lease liability	(20,925)
Operating lease liability	(1,651,415)

Total liabilities assumed	(6,667,653)

Net assets acquired	$125,000,000

(1)

The intangible assets acquired consist of property management agreements that the Company, acting as advisor and property manager through certain subsidiaries, has with affiliates of SRI (as amended from time to time, the “SRI Property Management Agreements”). The value of the SRI Property Management Agreements was determined based on a discounted cash flow valuation of the projected revenues of the acquired agreements. The SRI Property Management Agreements are subject to an estimated useful life of one year. As of June 30, 2021, the SRI Property Management Agreements were approximately 83% amortized.

Goodwill

In connection with the Internalization Transaction, the Company recorded goodwill of $125.2 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded represents the Company’s acquired workforce and its ability to generate additional opportunities for revenue and raise additional funds.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Internalization Transaction and Mergers occurred in 2019 and had been included in operations as of January 1, 2019. The operations acquired in the Internalization Transaction earned $96.5 million in revenue in 2019, approximately $93.9 million

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

of which was earned from the Company and will be eliminated in the Company’s consolidated financial statements on a post-acquisition basis, and approximately $2.5 million of which was earned pursuant to the SRI Property Management Agreements and will be recurring revenue to the Company resulting in an immaterial impact on the Company’s net loss of approximately $0.4 million.

The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis:

	Year Ended December 31,
	2020	2019
Revenue	$303,851,813	$323,258,776

Net income (loss)(1)(2)	$(109,151,163)	$29,545,827

Net income (loss) attributable to noncontrolling interests	$(5,759,798)	$1,585,124

Net income (loss) attributable to common stockholders(3)	$(103,391,365)	$27,960,703

Net income (loss) attributable to common stockholders per share —basic and diluted	$(1.04)	$0.26

(1)

The incremental cost of hiring the existing workforce responsible for the Company’s real estate management and operations of $17,906,923 and $17,742,481, was included in pro forma expenses in arriving at the pro forma net income (loss) for the years ended December 31, 2020 and 2019, respectively. The pro forma impact of the Internalization Transaction on the Company’s historical results of operations based on the historical net income of SRI and its affiliates was $19,083,158 for the year ended December 31, 2019.

(2)

Contemporaneously with the Internalization Closing, the Company hired 634 employees, previously employed by SRI and its affiliates, to operate all of the assets necessary to operate the business of the Company.

(3)	Amount is net of net income (loss) attributable to noncontrolling interests and distributions to preferred shareholders.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

4. Real Estate

Current Period Acquisitions

During the three and six months ended June 30, 2021, the Company acquired one multifamily real estate property, which was determined to be an asset acquisition. The following is a summary of the real estate property acquired during the six months ended June 30, 2021:

				Purchase Price Allocation
Property Name	Location	Purchase Date	Homes	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Purchase Price
Ballpark Apartments at Town Madison	Huntsville, AL	6/29/2021	274	$3,773,236	$72,579,544	$1,113,905	$77,466,685

As of June 30, 2021, the Company owned 70 multifamily properties and three parcels of land held for the development of apartment homes. The Company’s portfolio is comprised of 21,936 apartment homes, including 95 newly constructed apartment homes placed into service at the Garrison Station development project during the six months ended June 30, 2021.

The total acquisition price of the Company’s multifamily real estate portfolio was $3,224,081,403, excluding land held for the development of apartment homes of $30,288,753. As of June 30, 2021 and December 31, 2020, the Company’s portfolio was approximately 96.2% and 95.4% occupied and the average monthly rent was $1,198 and $1,173, respectively.

As of June 30, 2021 and December 31, 2020, investments in real estate and accumulated depreciation and amortization related to the Company’s consolidated real estate properties was as follows:

	June 30, 2021
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development
Investments in real estate	$343,297,680	$2,984,948,698	$1,682,900	$3,329,929,278	$30,288,753
Less: Accumulated depreciation and amortization	—	(461,637,726)	(97,751)	(461,735,477)	—

Net investments in real estate and related lease intangibles	$343,297,680	$2,523,310,972	$1,585,149	$2,868,193,801	$30,288,753

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

	December 31, 2020
	Assets
	Land	Building and Improvements(1)	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment	Real Estate Under Development
Investments in real estate	$337,322,234	$2,882,411,683	$1,752,793	$3,221,486,710	$39,891,218
Less: Accumulated depreciation and amortization	—	(397,413,838)	(330,839)	(397,744,677)	—

Net investments in real estate and related lease intangibles	$337,322,234	$2,484,997,845	$1,421,954	$2,823,742,033	$39,891,218

During the six months ended June 30, 2021 and 2020, the Company wrote off $14,902,551 and $0, respectively, of fixed assets related to the damage caused to the Company’s multifamily properties impacted by the winter storm that took place in February 2021.

Total depreciation and amortization expenses were $33,277,511 and $67,152,017 for the three and six months ended June 30, 2021, respectively, and $53,455,666 and $82,031,561 for the three and six months ended June 30, 2020, respectively.

Depreciation of the Company’s buildings and improvements was $32,708,712 and $65,752,765 for the three and six months ended June 30, 2021, and $33,315,155 and $56,066,977 for the three and six months ended June 30, 2020, respectively. Depreciation of the Company’s acquired furniture and fixtures in the Internalization Transaction was $15,187 and $28,186 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020, respectively.

Amortization of the Company’s intangible assets was $553,612 and $1,371,066 for the three and six months ended June 30, 2021, respectively, and $20,140,511 and $25,964,584 for the three and six months ended June 30, 2020, respectively.

Amortization of the Company’s tenant origination and absorption costs was $343,434 and $950,710 for the three and six months ended June 30, 2021, respectively, and $20,138,302 and $25,961,107 for the three and six months ended June 30, 2020, respectively. Tenant origination and absorption costs had a weighted-average amortization period as of the date of acquisition of less than one year.

Amortization of the Company’s operating ROU assets was $3,367 and $6,734 for the three and six months ended June 30, 2021, respectively, and $2,209 and $3,477 for the three and six months ended June 30, 2020, respectively. This represents the amortization of initial indirect costs included in the measurement of the operating ROU assets.

Amortization of the Company’s SRI Property Management Agreements was $206,811 and $413,622 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Amortization of the Company’s other intangible assets, which consist of below-market leases, was $1,671 and $3,342 for the three and six months ended June 30, 2021 and $1,671 and $2,594 for the three and six months ended June 30, 2020, respectively, and is included as an increase to rental income in the accompanying consolidated condensed statements of operations. Other intangible assets had a weighted-average amortization period as of the date of acquisition of ten years.

Operating Leases

As of June 30, 2021, the Company’s real estate portfolio comprised 21,936 residential apartment homes and was 98.1% leased by a diverse group of residents. For the three and six months ended June 30, 2021 and 2020, the Company’s real estate portfolio earned in excess of 99% and less than 1% of its rental income from residential tenants and commercial tenants, respectively. The residential tenant lease terms typically consist of lease durations equal to 12 months or less. The commercial tenant leases consist of remaining lease durations varying from six to nine years.

Some residential leases contain provisions to extend the lease agreements, options for early termination after paying a specified penalty and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to residents. Generally, upon the execution of a lease, the Company requires security deposits from residents in the form of a cash deposit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in accounts payables and accrued liabilities in the accompanying consolidated balance sheets and totaled $9,011,485 and $8,545,977 as of June 30, 2021 and December 31, 2020, respectively.

The future minimum rental receipts from the Company’s properties under non-cancelable operating leases attributable to commercial tenants as of June 30, 2021, and thereafter is as follows:

July 1 to December 31, 2021	$149,501
2022	274,149
2023	280,777
2024	288,703
2025	296,860
Thereafter	1,059,469

$2,349,459

As of June 30, 2021 and December 31, 2020, no tenant represented over 10% of the Company’s annualized base rent and there were no significant industry concentrations with respect to its commercial leases.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Real Estate Under Development

During the three and six months ended June 30, 2021, the Company owned the following parcels of land held for the development of apartment homes:

Development Name	Location	Purchase Date	Land Held for Development	Construction in Progress	Total Carrying Value
Garrison Station(1)	Murfreesboro, TN	5/30/2019	$2,469,183	$9,879,800	$12,348,983
Arista at Broomfield	Broomfield, CO	3/13/2020	7,283,803	1,666,615	8,950,418
Flatirons	Broomfield, CO	6/19/2020	8,574,704	414,649	8,989,353

			$18,327,690	$11,961,064	$30,288,754

(1)

The Company is developing Garrison Station, which consists of nine residential buildings comprised of 176 apartment homes. During the six months ended June 30, 2021, five buildings comprised of 95 apartment homes were placed in service totaling $17,703,957, and are included in total real estate held for investment, net in the accompanying consolidated balance sheets.

Completion of Mergers

On March 6, 2020, pursuant to the terms and conditions of the SIR Merger Agreement and STAR III Merger Agreement (together the “Merger Agreements”), SIR Merger Sub and STAR III Merger Sub, the surviving entities, continued as wholly-owned subsidiaries of the Company. In accordance with the applicable provisions of the MGCL, the separate existence of SIR and STAR III ceased. The Combined Company retained the name “Steadfast Apartment REIT, Inc.” At the effective time of the Mergers, each issued and outstanding share of SIR and STAR III’s common stock (or a fraction thereof), each $0.01 par value per share, was converted into 0.5934 and 1.430 shares of the Company’s common stock, respectively.

The following table summarizes the purchase price of SIR and STAR III as of the date of the Mergers:

	SIR	STAR III
Class A common stock issued and outstanding	—	3,458,807
Class R common stock issued and outstanding	—	475,207
Class T common stock issued and outstanding	—	4,625,943
Common stock issued and outstanding	73,770,330	—

Total common stock issued and outstanding	73,770,330	8,559,957
Exchange ratio	0.5934	1.430

STAR common stock issued as consideration(1)	43,775,314	12,240,739
STAR’s estimated value per share at the time of Mergers	$15.84	$15.84

Value of STAR’s common stock issued as consideration	$693,400,974	$193,893,305

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

(1)	Represents the number of shares of common stock of SIR and STAR III converted into shares of the Company’s common stock upon consummation of the Mergers.

The following table presents the purchase price allocation of SIR’s and STAR III’s identifiable assets and liabilities assumed as of the date of the Mergers:

	SIR	STAR III
Assets:
Land	$114,377,468	$58,056,275
Buildings and improvements	959,337,747	411,461,858
Acquired intangibles	27,027,759	10,041,373
Other assets	122,688,608	21,438,855
Investment in unconsolidated joint venture	22,128,691	—

Total assets:	$1,245,560,273	$500,998,361
Liabilities:
Mortgage notes payable, net	$(506,023,981)	$(289,407,045)
Other liabilities	(46,135,318)	(17,698,011)

Total liabilities:	$(552,159,299)	$(307,105,056)

Fair value of net assets acquired	$693,400,974	$193,893,305

Capitalized Acquisition Costs Related to the Mergers

The SIR Merger and STAR III Merger were each accounted for as an asset acquisition. In accordance with the asset acquisition method of accounting, costs incurred to acquire the asset were capitalized as part of the acquisition price. Upon the execution of the Merger Agreements on August 5, 2019, the SIR Merger and STAR III Merger were considered probable of occurring, at which point the Company began to capitalize the merger related acquisition costs to building and improvements in the accompanying consolidated balance sheets. Prior to such date, the merger related acquisition costs were expensed to general and administrative expenses in the accompanying consolidated statements of operations.

5. Investment in Unconsolidated Joint Venture

On March 6, 2020, upon consummation of the SIR Merger, the Company acquired a 10% interest in BREIT Steadfast MF JV LP (the “Joint Venture”). On July 16, 2020 (the “JV Disposition Date”), the Company sold its joint venture interest for $19,278,280 to an affiliate of the general partner of the Joint Venture. The Company did not exercise significant influence, nor did it control the Joint Venture and had accounted for its former investment in the Joint Venture under the equity method of accounting. Income, losses, contributions and distributions were generally allocated based on the members’ respective equity interests.

The Company recognized an other-than-temporary impairment (“OTTI”) on its investment in the Joint Venture of $2,442,411 during the three months ended June 30, 2020. The OTTI was a result of the Company receiving an indication of value in connection with negotiating a sale of the Company’s joint venture interest at a

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

disposition price that was less than the carrying value of the Joint Venture. The OTTI was included in equity in loss from unconsolidated joint venture on the Company’s consolidated statements of operations. In determining the fair value of the Joint Venture, the Company considered Level 3 inputs.

As of the JV Disposition Date, the book value of the Company’s investment in the Joint Venture was $18,955,478, which included an accounting outside basis difference of $8,067,010, net and capitalized transaction costs of $594,993, net. The accounting outside basis difference represented the difference between the purchase price the Company paid for its investment in the Joint Venture in connection with the SIR Merger and the book value of the Company’s equity in the Joint Venture as of the JV Disposition Date. The capitalized transaction costs relate to acquiring the interest in the Joint Venture through the consummation of the SIR Merger.

During the three and six months ended June 30, 2020, $425,966 and $432,442, respectively, of amortization of the basis difference was included in equity in loss from unconsolidated joint venture on the accompanying consolidated statements of operations. The Company recorded the gain on sale of the investment in unconsolidated joint venture of $66,802 in equity in loss from unconsolidated joint venture on the accompanying consolidated statements of operations. The Company received distributions of $0 during each of the three and six months ended June 30, 2021 and $242,700 and $360,700 during the three and six months ended June 30, 2020, related to its investment in the Joint Venture, respectively.

Unaudited financial information for the Joint Venture for the three and six months ended June 30, 2020, is summarized below:

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Revenues	$15,900,071	$20,534,675
Expenses	(17,077,940)	(21,999,716)
Other income	179,573	179,573

Net loss	$(998,296)	$(1,285,468)

Company’s proportional net loss	$(99,830)	$(128,547)
Amortization of outside basis	(425,966)	(432,442)
Impairment of unconsolidated joint venture	(2,442,411)	(2,442,411)

Equity in loss from unconsolidated joint venture	$(2,968,207)	$(3,003,400)

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

6. Other Assets

As of June 30, 2021 and December 31, 2020, other assets consisted of:

	June 30, 2021	December 31, 2020
Prepaid expenses	$1,867,500	$6,446,847
SRI Property Management Agreements, net	135,830	543,332
Interest rate cap agreements (Note 14)	21,255	7,852
Other deposits	853,917	649,470
Corporate computers, net	166,622	132,708
Lease right-of-use assets, net (Note 15)(1)	1,609,503	2,145,505

Other assets	$4,654,627	$9,925,714

(1)

As of June 30, 2021, lease ROU assets, net included finance lease ROU asset, net of $10,725 and operating ROU assets, net of $1,598,778. As of December 31, 2020, lease ROU assets, net included finance lease ROU asset, net of $16,845 and operating ROU assets, net of $2,128,660.

Amortization of the Company’s SRI Property Management Agreements was $206,811 and $413,622 for the three and six months ended June 30, 2021, respectively, and $0 for each of the three and six months ended June 30, 2020.

Amortization of the Company’s initial indirect costs included in the measurement of the operating ROU assets for the three and six months ended June 30, 2021, was $3,367 and $6,734, respectively. Amortization of the Company’s initial indirect costs included in the measurement of the operating ROU assets for the three and six months ended June 30, 2020, was $2,209 and $3,477, respectively. See Note 15 (Leases) for details.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

7. Debt

Mortgage Notes Payable

The following is a summary of mortgage notes payable, net, secured by individual properties as of June 30, 2021 and December 31, 2020.

	June 30, 2021
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.31%	2.22%	$121,210,315
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,270,499,536

Mortgage notes payable, gross	46				3.71%	1,391,709,851

Premiums and discounts, net(2)						2,968,685
Deferred financing costs, net(3)						(6,081,617)

Mortgage notes payable, net						$1,388,596,919

	December 31, 2020
			Interest Rate Range		Weighted Average Interest Rate
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum		Principal Outstanding
Variable rate(1)	4	10/16/2022 - 1/1/2027	1-Mo LIBOR + 1.88%	1-Mo LIBOR + 2.31%	2.27%	$113,452,357
Fixed rate	42	10/1/2022 - 10/1/2056	3.19%	4.66%	3.85%	1,273,877,535

Mortgage notes payable, gross	46				3.72%	1,387,329,892

Premiums and discount, net(2)						3,809,734
Deferred financing costs, net(3)						(6,756,841)

Mortgage notes payable, net						$1,384,382,785

(1)	See Note 14 (Derivative Financial Instruments) for a discussion of the interest rate cap agreements used to manage the exposure to interest rate movement on the Company’s variable rate loans.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

(2)

The following table summarizes debt premiums and discounts as of June 30, 2021 and December 31, 2020, including the unamortized portion included in the principal balance as well as amounts amortized included in interest expense in the accompanying consolidated statements of operations:

Net Debt Premium (Discount) before Amortization as of June 30, 2021	Amortization of Debt (Premium) Discount During the Six Months Ended June 30, 2021	Unamortized Net Debt Premium (Discount) as of June 30, 2021
$15,375,305	$(2,949,400)	$12,425,905
(10,179,526)	722,306	(9,457,220)

$5,195,779	$(2,227,094)	$2,968,685

Net Debt Premium (Discount) before Amortization as of December 31, 2020	Amortization of Debt (Premium) Discount During the Year Ended December 31, 2020	Unamortized Net Debt Premium (Discount) as of December 31, 2020
$15,375,305	$(1,836,575)	$13,538,730
(10,179,526)	450,530	(9,728,996)

$5,195,779	$(1,386,045)	$3,809,734

(3)	Accumulated amortization related to deferred financing costs as of June 30, 2021 and December 31, 2020 was $4,170,407 and $3,495,183, respectively.

Construction loan

On October 16, 2019, the Company entered into an agreement with PNC Bank, National Association (“PNC Bank”) for a construction loan related to the Garrison Station development project in an aggregate principal amount not to exceed $19,800,000 for a 36 month initial term and two 12 month mini-perm extensions. The rate of interest on the construction loan is daily LIBOR plus 2.00%, which then reduces to daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 0.1% which will be waived if permanent financing is secured through PNC Bank or one of its affiliates. As of June 30, 2021 and December 31, 2020, the principal outstanding balance on the construction loan was $14,831,682 and $6,264,549, respectively, and was included within mortgage notes payable, net on the accompanying consolidated balance sheets.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 indirect wholly-owned subsidiaries of the Company entered into a Master Credit Facility Agreement (“MCFA”) with Newmark Group, Inc., formerly Berkeley Point Capital, LLC (“Facility Lender”) for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, the Company and the Facility Lender amended the MCFA to substitute Patina Flats at the Foundry and Fielders Creek, the then-unencumbered multifamily property owned by the Company, as substitute collateral for the three multifamily properties disposed of and released from the MCFA.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The Company also increased its outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter.

PNC Master Credit Facility

On June 17, 2020, the Company, through seven indirect wholly-owned subsidiaries (each, a “Borrower” and collectively, the “Borrowers”), entered into a Master Credit Facility Agreement (the “PNC MCFA”), a fixed rate Multifamily Note and a variable rate Multifamily Note (collectively, the “Notes”) and the other loan documents for the benefit of PNC Bank. The PNC MCFA provides for two tranches: (1) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (2) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. The Company paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, the Company entered into a revolving credit loan facility (the “Revolver”) with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances (each, a “Revolver Loan”) solely for the purpose of financing costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension. Advances made under the Revolver are secured by the Landings of Brentwood property, as evidenced by the Loan Agreement, the Credit Facility Notes (the “Notes”), the Deed of Trust and a Guaranty from the Company (the “Guaranty,” together with the Loan Agreement and the Notes, the “Loan Documents”).

The Company has the option to select the interest rate in respect of the outstanding unpaid principal amount of each Revolver Loan from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread. No amounts were outstanding on the Revolver at June 30, 2021 and December 31, 2020.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

As of June 30, 2021 and December 31, 2020, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which are included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of
	June 30, 2021	December 31, 2020
Principal balance on MCFA, gross	$592,137,000	$592,137,000
Principal balance on PNC MCFA, gross	158,340,000	158,340,000
Deferred financing costs, net on MCFA(1)	(3,202,518)	(3,436,850)
Deferred financing costs, net on PNC MCFA(2)	(1,599,176)	(1,689,935)
Deferred financing costs, net on Revolver(3)	(390,079)	(487,329)

Credit facilities, net	$745,285,227	$744,862,886

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of June 30, 2021 and December 31, 2020, was $1,532,597 and $1,298,265, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of June 30, 2021 and December 31, 2020, was $190,042 and $99,283, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of June 30, 2021 and December 31, 2020, was $198,799 and $101,549, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, the Company assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. The Company recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consists of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027 - 9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022 - 10/1/2056	3.19%	4.66%	726,950,471

Assumed Principal Mortgage Notes Payable	29				$791,020,471

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Maturity and Interest

The following is a summary of the Company’s aggregate maturities as of June 30, 2021:

			Maturities During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2021	2022	2023	2024	2025	Thereafter
Principal payments on outstanding debt (1)	$2,142,186,851	$4,475,904	$49,688,647	$60,661,183	$58,178,998	$197,591,629	$1,771,590,490

(1)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude deferred financing costs, net and debt premiums (discounts), net associated with the notes payable.

The Company’s notes payable contain customary financial and non-financial debt covenants. At June 30, 2021, the Company was in compliance with all debt covenants.

For the three and six months ended June 30, 2021, the Company incurred interest expense of $20,087,353 and $39,895,031, respectively. Interest expense for the three and six months ended June 30, 2021, includes amortization of deferred financing costs totaling $548,784 and $1,097,565, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $9,617 and $(1,203), amortization of net loan premiums and discounts of $(423,160) and $(841,049), capitalized interest of $244,822 and $560,066, credit facility commitment fees of $31,417 and $65,991, and imputed interest on the finance lease portion of the sublease of $86 and $193. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

For the three and six months ended June 30, 2020, the Company incurred interest expense of $19,715,318 and $34,106,272, respectively. Interest expense for the three and six months ended June 30, 2020, includes amortization of deferred financing costs of $482,406 and $809,876, net unrealized loss from the change in fair value of interest rate cap agreements of $24,943 and $27,194, amortization of net loan premiums and discounts of $(413,858) and $(528,440) and costs associated with the refinance of debt of $11,484 and $42,881, net of capitalized interest of $193,049 and $262,619, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets.

Interest expense of $6,586,461 and $6,806,695 was payable as of June 30, 2021 and December 31, 2020, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

8. Stockholders’ Equity

General

Pursuant to the Company’s Articles of Amendment and Restatement (as supplemented, the “Charter”), the total number of shares of capital stock authorized for issuance is 1,100,000,000 shares, consisting of 999,998,000 shares of common stock with a par value of $0.01 per share, 1,000 shares of Class A non-participating,

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

non-voting convertible stock with a par value of $0.01 per share, 1,000 shares of non-participating, non-voting convertible stock with a par value of $0.01 per share and 100,000,000 shares of preferred stock with a par value of $0.01 per share.

Common Stock

The shares of the Company’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the MGCL and to all rights of a stockholder pursuant to the MGCL. The common stock has no preferences or preemptive, conversion or exchange rights.

On September 3, 2013, the Company issued 13,500 shares of common stock to SRI, the Company’s former sponsor, for $202,500. From inception through March 24, 2016, the date of the termination of the Primary Offering, the Company had issued 48,625,651 shares of common stock in its Public Offering for offering proceeds of $640,012,497, including 1,011,561 shares of common stock issued pursuant to the DRP for total proceeds of $14,414,752, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. Following the termination of the Public Offering, the Company continues to offer shares pursuant to the DRP.

As of June 30, 2021, the Company had issued 112,167,095 shares of common stock for offering proceeds of $1,640,901,685, including 8,537,015 shares of common stock issued pursuant to the DRP and 56,016,053 shares of common stock issued in connection with the Mergers (described below), for total DRP proceeds of $128,009,661, net of offering costs of $84,837,134. The offering costs primarily consisted of selling commissions and dealer manager fees paid in the Primary Offering. On March 6, 2020, the Company issued 43,775,314 shares of its common stock to SIR’s stockholders and 12,240,739 shares of its common stock to STAR III’s stockholders in connection with the Mergers.

As further discussed in Note 11 (Incentive Award Plan and Independent Director Compensation), the shares of restricted common stock granted to the Company’s independent directors prior to the Internalization Transaction, vest and become non-forfeitable in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant. On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, pursuant to which, each of the Company’s current independent directors is entitled to receive an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock upon election or re-election to the Company’s board of directors. The shares of restricted common stock granted pursuant to the Company’s independent directors’ compensation plan generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The issuance and vesting activity for the six months ended June 30, 2021 and year ended December 31, 2020, for the restricted stock issued to the Company’s independent directors were as follows:

	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Nonvested shares at the beginning of the period	33,369	7,497
Granted shares	—	31,288
Vested shares	(1,667)	(5,416)

Nonvested shares at the end of the period	31,702	33,369

Additionally, the weighted average fair value of restricted common stock issued to the Company’s independent directors for the six months ended June 30, 2021 and year ended December 31, 2020 was as follows:

Grant Year	Weighted Average Fair Value
2020	$15.36
2021	N/A

Included in general and administrative expenses is $63,168 and $126,336 for the three and six months ended June 30, 2021, respectively, and $20,928 and $63,383 for the three and six months ended June 30, 2020, respectively, for compensation expense related to the issuance of restricted common stock. As of June 30, 2021, the compensation expense related to the issuance of the restricted common stock not yet recognized was $339,830. The weighted average remaining term of the restricted common stock was approximately 0.9 years as of June 30, 2021. As of June 30, 2021, no shares of restricted common stock issued to the independent directors have been forfeited.

Issuance of Restricted Stock Awards to Key Employees

2020 Restricted Stock Awards

In connection with the Internalization Transaction, on September 1, 2020, certain key employees of the Company were issued restricted stock grants under the terms of the Company’s Amended and Restated 2013 Incentive Plan (the “Incentive Award Plan”), which grants had been approved by the board of directors and the special committee formed for the purpose of reviewing, considering, investigating, evaluating, proposing and negotiating the Mergers (the “Special Committee”). The grants to the key employees of the Company were made pursuant to a restricted stock grant agreement. The grants vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date (collectively, the “2020 Restricted Stock Awards”).

The 2020 Restricted Stock Award provides that vesting is subject to the key employee’s continued employment with the Company through each applicable vesting date, except in the event of death or disability, in which case, any unvested portion of the awards will become fully vested. In addition, the Restricted Stock Award provides the key employee with rights as a stockholder in respect of the awards’ vested and unvested shares, including the right to vote and the right to dividends.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

In the event of a termination of a key employee’s employment by the Company without cause or by the key employee for good reason within 12 months following a change in control, any unvested portion of the 2020 Restricted Stock Award will become fully vested at the time of such termination, provided that if the 2020 Restricted Stock Award is unvested at the time of a change in control of the Company and is not assumed or substituted for equivalent awards as part of the change in control transaction, the 2020 Restricted Stock Awards will become fully vested at the time of the change in control transaction. The fair value of grants issued was approximately $2,850,000.

2021 Restricted Stock Awards

Pursuant to employment agreements with key employees, on March 15, 2021, the Company granted key employees an award of time-based restricted stock (the “Time-Based 2021 Award”) with a total grant date fair value of $1,512,000 subject to the terms of the Incentive Award Plan. The Time-Based 2021 Awards vest ratably over three years following the grant date, subject to the key employee’s continuous employment through the applicable vesting dates, with certain exceptions.

Total compensation expense related to the 2020 Restricted Stock Awards and the Time-Based 2021 Award for the three and six months ended June 30, 2021 was $363,507 and $624,046, respectively, and was included in general and administrative costs on the accompanying consolidated statements of operations. As of June 30, 2021, the compensation expense related to the issuance of the restricted common stock to the key employees not yet recognized was $3,421,278. The weighted average remaining term of the restricted common stock issued to the Company’s key employees was approximately 1.7 years as of June 30, 2021. As of June 30, 2021, no shares of restricted common stock issued to the Company’s key employees have been forfeited.

Investment Management Fee Paid to Former Advisor in Shares

Following the completion of the Mergers on March 6, 2020 and until the Internalization Closing, and pursuant to the Advisory Agreement, the Company paid the Former Advisor a monthly investment management fee, payable 50% in cash and 50% in shares of the Company’s common stock at the estimated value per share at the time of issuance. The shares of common stock fully vested and became non-forfeitable upon payment of the monthly investment management fee. The fair value of the vested common stock at the date of issuance, using the then-most recent publicly disclosed estimated value per share, was recorded in stockholders’ equity in the accompanying consolidated balance sheets. No investment management fees were incurred in shares for the three and six months ended June 30, 2021. Investment management fees of $4,316,774 and $5,504,125 were incurred in shares for the three and six months ended June 30, 2020, respectively.

Convertible Stock and Class A Convertible Stock

Prior to the completion of the Mergers on March 6, 2020, the Company’s then-outstanding Convertible Stock would have been converted into shares of the Company’s common stock if and when: (A) the Company had made total distributions on the then-outstanding shares of the Company’s common stock equal to the original issue price of those shares plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (B) the Company listed its common stock for trading on a national securities

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

exchange, or (C) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). In the event of a termination or non-renewal of the Advisory Agreement for cause, all of the shares of the Convertible Stock would have been repurchased by the Company for $1.00. In general, each share of Convertible Stock would convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” plus the aggregate value of distributions paid to date on the then outstanding shares of the Company’s common stock over (2) the aggregate purchase price paid by stockholders for those outstanding shares of common stock plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of those outstanding shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock on an as-converted basis, in each case calculated as of the date of the conversion.

In connection with the Mergers, the Company and the Former Advisor exchanged the then-outstanding Convertible Stock for new Class A Convertible Stock. The Class A Convertible Stock would have been converted into shares of the Company’s common stock if (1) the Company had made total distributions of money or other property to its stockholders or by SIR and STAR III to their respective holders of common shares (with respect to SIR and STAR III, including in each case distributions paid to SIR and STAR III stockholders prior to the closing of the Mergers), which the Company refers to collectively as the “Class A Distributions,” equal to the sum of the original issue price of the Company’s shares of common stock, shares of common stock of SIR and shares of common stock of STAR III (the “Common Equity”), plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock receive listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement), each of the above is referred to as a “Triggering Event.” Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the “Class A Enterprise Value” plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeded (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event.

As discussed in Note 1 (Organization and Business), in connection with the Internalization Transaction, the Company purchased all of the Class A Convertible Stock from the Former Advisor for $1,000.

Preferred Stock

The Charter provides the Company’s board of directors with the authority to issue one or more classes or series of preferred stock, and prior to the issuance of such shares of preferred stock, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares and designate the preferences, rights and privileges of such shares of preferred stock. The Company’s board of directors is authorized to amend the Charter without the approval of the stockholders to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

authority to issue. As of June 30, 2021 and December 31, 2020, no shares of the Company’s preferred stock were issued and outstanding.

Distribution Reinvestment Plan

The Company’s board of directors has approved the DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock in additional shares of the Company’s common stock in lieu of receiving cash distributions. The purchase price per share under the DRP initially was $14.25. On March 9, 2021 and April 17, 2020, the Company’s board of directors approved a price per share for the DRP of $15.55 and $15.23, effective April 1, 2021 and May 1, 2020, respectively, in connection with the determination of an estimated value per share of the Company’s common stock.

The Company’s board of directors may again, in its sole discretion, from time to time, change this price based upon changes in the Company’s estimated value per share and other factors that the Company’s board of directors deems relevant.

No sales commissions or dealer manager fees are payable on shares sold through the DRP. The Company’s board of directors may amend, suspend or terminate the DRP at its discretion at any time upon 10 days notice to the Company’s stockholders. Following any termination of the DRP, all subsequent distributions to stockholders will be made in cash.

Share Repurchase Plan and Redeemable Common Stock

The Company’s share repurchase plan may provide an opportunity for stockholders to have their shares of common stock repurchased by the Company, subject to certain restrictions and limitations. No shares can be repurchased under the Company’s share repurchase plan until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period shall not apply to repurchases requested within two years after the death or disability of a stockholder.

In connection with the announcement of the then-proposed Mergers, on August 5, 2019, the Company’s board of directors approved the Amended and Restated Share Repurchase Plan (the “Amended & Restated SRP”), which became effective September 5, 2019, and applied with repurchases made on the repurchase dates subsequent to the effective date of the Amended & Restated SRP. Under the Amended & Restated SRP, the Company only repurchased shares of common stock in connection with the death or qualifying disability (as defined in the Amended and Restated SRP) of a stockholder. Repurchases pursuant to the Amended & Restated SRP were limited to $2,000,000 per quarter.

On March 3, 2020, in connection with the closing of the Mergers, the Company’s board of directors amended the Amended & Restated SRP to: (1) allow all stockholders to request repurchases (as opposed to death and disability only), (2) limit the amount of shares repurchased pursuant to the Amended & Restated SRP each quarter to $4,000,000 and (3) set the repurchase price in all instances (including death and disability) to an amount equal to 93% of the most recent publicly disclosed estimated value per share. The $4,000,000 quarterly limit was first in effect on the repurchase date at April 30, 2020, with respect to repurchases for the three months ended March 31, 2020, but was limited to death and disability only. The Amended & Restated SRP was open to all repurchase requests beginning April 1, 2020.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

On January 12, 2021, the board of directors further amended the Amended & Restated SRP. The amendment (1) limits repurchase requests to death and qualifying disability only and (2) sets a $3,000,000 per calendar quarter limit on the amount of repurchases by the Company. The amendment took effect 30 days from January 14, 2021, and was in effect on April 30, 2021, the Repurchase Date (as defined below), with respect to repurchases for the fiscal quarter ending March 31, 2021. Share requests that do not meet the requirements for death and disability were cancelled (including any requests received during the first fiscal quarter of 2021). As of June 30, 2021, the share repurchase price was $14.46 per share, which represented 93% of the most recently published estimated value per share of $15.55.

Prior to the March 3, 2020 amendments (described above), the share repurchase price was further reduced based on how long the stockholder had held the shares as follows:

Share Purchase Anniversary	Repurchase Price on Repurchase Date(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5% of the Share Repurchase Price(2)
2 years	95.0% of the Share Repurchase Price(2)
3 years	97.5% of the Share Repurchase Price(2)
4 years	100% of the Share Repurchase Price(2)
In the event of a stockholder’s death or disability(3)	Average Issue Price for Shares(4)

(1)

As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock. Repurchase price includes the full amount paid for each share, including all sales commissions and dealer manager fees.

(2)	The “Share Repurchase Price” equaled 93% of the most recently publicly disclosed estimated value per share determined by the Company’s board of directors.
(3)	The required one year holding period did not apply to repurchases requested within two years after the death or disability of a stockholder.
(4)	The purchase price per share for shares repurchased upon the death or disability of a stockholder was equal to the average issue price per share for all of the stockholder’s shares.

The purchase price per share for shares repurchased pursuant to the Amended & Restated SRP is further reduced by the aggregate amount of net proceeds per share, if any, distributed to the Company’s stockholders prior to the Repurchase Date (defined below) as a result of the sale of one or more of the Company’s assets that constitutes a return of capital as a result of such sales.

Repurchases of shares of the Company’s common stock are made quarterly upon written request to the Company at least 15 days prior to the end of the applicable quarter. Repurchase requests are honored approximately 30 days following the end of the applicable quarter (“Repurchase Date”). Stockholders may withdraw their repurchase request at any time up to three business days prior to the Repurchase Date.

The Company is not obligated to repurchase shares of its common stock under the Amended & Restated SRP. In no event shall repurchases under the Amended & Restated SRP exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the $3,000,000 limit for any quarter put in place by the Company’s board of directors. There is no fee in connection with a repurchase of

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

shares of the Company’s common stock pursuant to the Amended & Restated SRP. As of June 30, 2021 and December 31, 2020, the Company had recorded $2,705,142 and $4,000,000, respectively, which represents 187,078 and 282,477 (pursuant to the Amended & Restated SRP) shares of common stock, respectively, in accounts payable and accrued liabilities on the accompanying consolidated balance sheets related to these unfulfilled repurchase requests.

During the three and six months ended June 30, 2021, the Company repurchased a total of 159,168 and 441,645 shares with a total repurchase value of $2,301,563 and $6,301,563, and received requests for repurchases of 187,078 and 345,303 shares with a total repurchase value of $2,705,142 and $4,993,073, respectively.

During the three and six months ended June 30, 2020, the Company repurchased a total of 149,049 and 202,201 shares with a total repurchase value of $2,110,538 and $2,907,827, and received requests for the repurchase of 2,664,719 and 2,813,768 shares with a total repurchase value of $37,732,417 and $39,842,954, respectively.

The Company cannot guarantee that the funds set aside for the Amended & Restated SRP will be sufficient to accommodate all repurchase requests made in any quarter. In the event that the Company does not have sufficient funds available to repurchase all of the shares of the Company’s common stock for which repurchase requests have been submitted for death and disability, repurchase requests will be paid on a pro rata basis up to the $3,000,000 quarterly cap.

The Company’s board of directors may, in its sole discretion, amend, suspend or terminate the Amended & Restated SRP at any time upon 30 days’ notice to its stockholders if it determines that the funds available to fund the Amended & Restated SRP are needed for other business or operational purposes or that amendment, suspension or termination of the Amended & Restated SRP is in the best interest of the Company’s stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination or suspension of the Amended & Restated SRP. The Amended & Restated SRP will terminate in the event that a secondary market develops for the Company’s shares of common stock.

Distributions

The Company’s long-term goal is to pay distributions solely from cash flow from operations. However, because the Company may receive income from interest or rents at various times during the Company’s fiscal year and because the Company may need cash flow from operations during a particular period to fund capital expenditures and other expenses, the Company expects that at times during the Company’s operational stage, the Company will declare distributions in anticipation of cash flow that the Company expects to receive during a later period, and the Company expects to pay these distributions in advance of its actual receipt of these funds. The Company’s board of directors has the authority under its organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings, offering proceeds or advances. The Company has not established a limit on the amount of proceeds it may use to fund distributions from sources other than cash flow from operations. If the Company pays distributions from sources other than cash flow from operations, the Company will have fewer funds available and stockholders’ overall return on their investment in the Company may be reduced.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

To maintain the Company’s qualification as a REIT, the Company must make aggregate annual distributions to its stockholders of at least 90% of its REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If the Company meets the REIT qualification requirements, the Company generally will not be subject to federal income tax on the income that the Company distributes to its stockholders each year.

Distributions Declared and Paid

The Company’s board of directors approved a cash distribution that accrued at a rate of $0.002466 per day for each share of the Company’s common stock during the month ended January 31, 2021, which, if paid over a 365-day period is equivalent to $0.90 per share. On January 12, 2021, the Company’s board of directors approved a cash distribution that accrues at a rate of $0.001438 per day for each share of the Company’s common stock for the period commencing on February 1, 2021 and ending on February 28, 2021, which was extended for the months of March, April, May, June and July, 2021, and which, if paid over a 365-day period is equivalent to $0.525 per share. The distributions declared accrue daily to stockholders of record as of the close of business on each day and are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month. There is no guarantee that the Company will continue to pay distributions at this rate or at all.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The following tables reflect distributions declared and paid to common stockholders and Class A-2 and Class B OP Unit holders (the “Noncontrolling Interest OP Unit Holders”) for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total
DRP distributions declared (in shares)	198,278	—	198,278	448,840	—	448,840
DRP distributions declared (value)	$3,083,215	$—	$3,083,215	$6,899,269	$—	$6,899,269
Cash distributions declared	11,342,530	929,900	12,272,430	25,289,682	2,075,906	27,365,588

Total distributions declared	$14,425,745	$929,900	$15,355,645	$32,188,951	$2,075,906	$34,264,857

DRP distributions paid (in shares)	199,903	—	199,903	501,978	—	501,978
DRP distributions paid (value)	$3,108,489	$—	$3,108,489	$7,709,092	$—	$7,709,092
Cash distributions paid	11,472,032	940,119	12,412,151	28,113,767	2,310,906	30,424,673

Total distributions paid	$14,580,521	$940,119	$15,520,640	$35,822,859	$2,310,906	$38,133,765

	Three Months Ended June 30, 2020			Six Months Ended June 30, 2020
	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total	Common Stockholders	Noncontrolling Interest OP Unit Holders	Total
DRP distributions declared (in shares)	352,192	—	352,192	676,428	—	676,428
DRP distributions declared (value)	$5,363,890	$—	$5,363,890	$10,499,787	$—	$10,499,787
Cash distributions declared	19,061,204	163,314	19,224,518	29,316,841	163,314	29,480,155

Total distributions declared	$24,425,094	$163,314	$24,588,408	$39,816,628	$163,314	$39,979,942

DRP distributions paid (in shares)	349,989	—	349,989	670,958	—	670,958
DRP distributions paid (value)	$5,399,458	$—	$5,399,458	$10,483,613	$—	$10,483,613
Cash distributions paid	19,150,001	163,314	19,313,315	25,866,713	163,314	26,030,027

Total distributions paid	$24,549,459	$163,314	$24,712,773	$36,350,326	$163,314	$36,513,640

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

As of June 30, 2021 and December 31, 2020, $5,063,063 and $8,931,971 of distributions declared were payable, which included $1,011,758 and $1,821,581, or 65,065 shares and 119,605 shares of common stock, attributable to the DRP, respectively.

As reflected in the table above, for the three and six months ended June 30, 2021 and 2020, the Company paid total distributions of $15,520,640, $38,133,765, $24,712,773 and $36,513,640, respectively.

9. Noncontrolling Interest

Noncontrolling interests represent operating partnership interests in the Operating Partnership of which the Company is the general partner.

Class A-2 Operating Partnership Units

Class A-2 OP Units were issued as part of the consideration to purchase VV&M Apartments. STAR III OP, the Company’s then-indirect subsidiary, agreed to acquire the 310 unit multifamily property located in Dallas, Texas known as VV&M Apartments for an aggregate purchase price of $59,250,000, pursuant to the terms of a Contribution Agreement, dated as of March 20, 2020 (the “Contribution Agreement”), by and among STAR III OP, as Purchaser, and VV&M. On April 21, 2020 (the “VV&M Closing Date”), VV&M contributed the VV&M Apartments to STAR III OP, and STAR III OP issued 948,785 Class A-2 OP Units at an estimated value per unit of $15.23, the fair value determined at the date of transaction, or $14,450,000 in the aggregate, to VV&M, all in accordance with the Contribution Agreement.

On the VV&M Closing Date, STAR III OP and VV&M entered into the Second A&R Partnership Agreement. The Second A&R Partnership Agreement allows for VV&M to request STAR III OP to: (1) repurchase the outstanding Class A-2 OP Units after five years from the VV&M Closing Date (the “Put”), or (2) convert the Class A-2 OP Units into shares of common stock of the Company. STAR III OP has the right to repurchase the Class A-2 OP Units after five years from the VV&M Closing Date and can exercise its option to settle the Put in shares of common stock of the Company. The Class A-2 OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the income or loss on a pro rata basis of the then-three operating partnerships combined. The Company has evaluated the terms of the Second A&R Partnership Agreement and in accordance with ASC 480, determined that the Class A-2 OP Units are properly recognized as permanent equity on the consolidated balance sheets.

On August 28, 2020, STAR III OP merged with and into the Operating Partnership and VV&M owns the Class A-2 operating partnership units in the Operating Partnership pursuant to the Operating Partnership Agreement on substantially the same terms described above.

Class B Operating Partnership Units

Class B OP Units were issued as consideration in the Internalization Transaction as discussed in Note 1 (Organization and Business). The Class B OP Units were valued at $15.23 per unit at the time of the transaction. On August 31, 2020, the date of the Internalization Closing, the Company, VV&M, STAR OP and SRI entered

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

into the Operating Partnership Agreement. The Operating Partnership Agreement includes a provision that allows for SRI to request the repurchase of all outstanding Class B OP Units, one year from the date of the Internalization Closing; however, under the terms of the Contribution & Purchase Agreement, SRI is precluded from redeeming or transferring the Class B OP Units for two years from the date of the Internalization Closing. The Operating Partnership Agreement also includes a provision for the Company to settle the repurchase request in shares of the Company’s common stock rather than in cash, in its sole discretion as the general partner of the Operating Partnership. The Class B OP Units receive distributions at the same rate paid to holders of the Company’s common stock and are allocated a share of the Operating Partnership and its subsidiaries’ net income or losses on a pro rata basis. The Company has evaluated the terms of the Operating Partnership Agreement and in accordance with ASC 480, determined that the Class B OP Units are properly recognized as permanent equity on the consolidated balance sheets.

As of June 30, 2021, noncontrolling interests were approximately 6.05% of total shares and 6.06% of weighted average shares outstanding (both measures assuming Class A-2 OP Units and Class B OP Units were converted to common stock). The changes in the carrying amount of noncontrolling interests consisted of the following for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Beginning balance Class A-2 OP Units	$12,962,395	$—	$13,219,354	$—
Issuance of Class A-2 OP Units	—	14,450,000	—	14,450,000
(Loss) income allocated to Class A-2 OP Units	(88,555)	163,314	(192,466)	163,314
Distributions to Class A-2 OP Units	(124,187)	(163,314)	(277,235)	(163,314)
Beginning balance Class B OP Units	89,435,984	—	91,103,305	—
Loss allocated to Class B OP Units	(574,698)	—	(1,249,061)	—
Distributions to Class B OP Units	(805,713)	—	(1,798,671)	—

Noncontrolling interests ending balance	$100,805,226	$14,450,000	$100,805,226	$14,450,000

10. Related Party Arrangements

Prior to the Internalization Closing, on August 31, 2020, the Former Advisor was the Company’s advisor and, as such, supervised and managed the Company’s day-to-day operations and selected the Company’s real property investments and real estate-related assets, subject to oversight by the Company’s board of directors. The Former Advisor also provided marketing, sales and client services on the Company’s behalf. The Former Advisor is owned by SRI, the Company’s former sponsor. Mr. Emery, the Company’s Chairman of the board of directors

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

and Chief Executive Officer, owns a 48.6% interest in Steadfast Holdings, the largest owner of SRI. Ms. del Rio, the Company’s former Secretary and an affiliated director, owns a 6.3% interest in Steadfast Holdings. From 2014 to 2020, Ms. Neyland, the Company’s President, Chief Financial Officer and Treasurer, earned an annual 5% profits interest from Steadfast Holdings. Ms. Neyland’s profits interest was terminated in November 2020.

During the eight months ended August 31, 2020, all of our other officers and directors, other than our independent directors, were officers of our Former Advisor and officers, limited partners and/or members of our former sponsor and other affiliates of our Former Advisor.

Prior to the Internalization Closing, the Company and STAR Operating Partnership operated pursuant to the Advisory Agreement with the Former Advisor. Pursuant to the Advisory Agreement, the Company was obligated to pay the Former Advisor specified fees upon the provision of certain services, the investment of funds in real estate and real estate-related investments and the management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). Subject to the limitations described below, the Company was also obligated to reimburse the Former Advisor and its affiliates for organization and offering costs incurred by the Former Advisor and its affiliates on behalf of the Company, as well as acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Summarized below are the related party transactions incurred by the Company for the three and six months ended June 30, 2021 and 2020, respectively, and any related amounts payable and (receivable) as of June 30, 2021 and December 31, 2020:

	Incurred (Received) For the Three Months Ended June 30,		Incurred (Received) For the Six Months Ended June 30,		Payable (Receivable) as of
	2021	2020	2021	2020	Jun 30, 2021	Dec 31, 2020
Consolidated Statements of Operations:
Expensed
Investment management fees(1)	$—	$8,535,093	$—	$13,889,530	$—	$—
Due diligence costs(2)	4,166	—	37,166	1,111	—	102,301
Loan coordination fees(1)	—	1,116,700	—	1,605,652	—	—
Disposition fees(3)	—	—	—	338,750	—	—
Disposition transaction costs(3)	—	—	—	5,144	—	—
Property management:
Fees(1)	4,263	2,369,487	8,550	3,865,857	1,514	5,585
Reimbursement of onsite personnel(4)	—	7,780,381	—	12,475,428	—	—
Reimbursement of other(1)	—	1,688,053	—	2,775,590	—	—
Reimbursement of property operations(4)	9,096	109,188	9,168	188,199	—	—
Reimbursement of property G&A(2)	—	51,811	—	84,216	—	—
Other operating expenses(2)	417,373	954,292	862,686	1,664,464	68,536	158,723
Reimbursement of personnel benefits and other costs(5)	80,270	—	112,362	—	4,040	20,457
Insurance proceeds(6)	—	(150,000)	—	(150,000)	—	—
Property insurance(2)	—	1,515,016	—	2,439,952	—	—
Earned
Rental revenue(7)	—	(23,282)	—	(41,029)	—	—
Transition services agreement income(6)	(6,353)	—	(14,531)	—	(13,072)	(103,552)
SRI Property management agreement income(6)	(324,550)	—	(562,759)	—	(118,093)	(77,760)
Other reimbursement income under the SRI property management agreements(6)	(120,979)	—	(211,532)	—	—	(21,980)
Reimbursement of onsite personnel income under the SRI property management agreements(6)	(1,099,931)	—	(2,175,540)	—	(74,888)	(173,927)
SRI construction management fee income(6)	(19,533)	—	(64,905)	—	(2,358)	—
Consolidated Balance Sheets:
Sublease security deposit(8)	—	—	—	—	(85,000)	(85,000)
Deferred financing costs(9)	—	49,050	—	49,050	—	—
Capitalized to Real Estate
Capitalized development services fee(10)	—	151,071	—	302,142	—	50,357
Capitalized investment management fees(10)	—	98,454	—	179,668	—	—
Capitalized development costs(10)	—	2,435	1,600	3,030	—	—
Acquisition expenses(11)	—	133,695	—	389,919	—	—
Acquisition fees(11)	—	341,371	—	17,717,639	—	—
Loan coordination fees(11)	—	224,000	—	8,812,071	—	—
Construction management:
Fees(12)	—	259,509	—	382,272	—	—
Reimbursement of labor costs(12)	—	95,692	—	166,239	—	—
Additional paid-in capital
Distributions to Class B OP Unit holders(13)	805,713	—	1,798,671	—	265,620	469,236

	$(250,465)	$25,302,016	$(199,064)	$67,144,894	$46,299	$344,440

1)

Included in fees to affiliates in the accompanying consolidated statements of operations. Property management fees of $4,263 relate to compliance fees incurred under a compliance agreement with the Former Property

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Manager, as defined below, to follow certain tax compliance procedures with respect to the leasing of apartment homes to qualified residents.
2)

Included in general and administrative expenses in the accompanying consolidated statements of operations. Due diligence costs of $4,166 represent acquisition expenses related to the Company’s real estate projects that did not come to fruition and which were incurred by an affiliate of SIP on behalf of the Company. Other operating expenses of $417,373 relate to sublease rental expenses of $273,846 and $143,527 of expenses related to information systems costs incurred by SIP on behalf of the Company.

3)	Included in gain on sale of real estate, net in the accompanying consolidated statements of operations.
4)	Included in operating, maintenance and management in the accompanying consolidated statements of operations.
5)

Represents reimbursements of miscellaneous employee related costs to SIP for the period when benefits were administered by SIP. The employer benefit cost portion is included in general and administrative expenses in the accompanying consolidated statements of operations.

6)	Included in other income in the accompanying consolidated statements of operations.
7)	Included in rental income in the accompanying consolidated statements of operations.
8)	Included in other assets in the accompanying consolidated balance sheets.
9)	Included in notes payable, net in the accompanying consolidated balance sheets.
10)	Included in real estate held for development in the accompanying consolidated balance sheets.
11)	Included in total real estate, net in the accompanying consolidated balance sheets.
12)	Included in building and improvements in the accompanying consolidated balance sheets.
13)	Included in cumulative distributions and net losses in the accompanying consolidated balance sheets.

Investment Management Fee

Prior to the completion of the Mergers on March 6, 2020, the Company paid the Former Advisor a monthly investment management fee equal to one-twelfth of 1.0% of (1) the cost of real properties and real estate-related assets acquired directly by the Company or (2) the Company’s allocable cost of each investment in real property or real estate related asset acquired through a joint venture. The investment management fee is calculated including the amount actually paid or budgeted to fund acquisition fees, acquisition expenses, cost of development, construction or improvement and any debt attributable to such investments, or the Company’s proportionate share thereof in the case of investments made through joint ventures. Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor a monthly investment management fee, which was calculated on the same basis as described above, and payable 50% in cash and 50% in shares of the Company’s common stock. Investment management fees paid in shares, included in fees to affiliates in the accompanying consolidated statements of operations were $0 for each of the three and six months ended June 30, 2021, and $4,039,148 for each of the three and six months ended June 30, 2020, respectively.

Following the Internalization Closing, investment management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Acquisition Fees and Expenses

Prior to the completion of the Mergers, the Company paid the Former Advisor an acquisition fee equal to 1.0% of the cost of investment, which includes the amount actually paid or budgeted to fund the acquisition,

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

origination, development, construction or improvement (i.e. value-enhancement) of any real property or real estate-related asset acquired. In addition to acquisition fees, the Company reimbursed the Former Advisor for amounts directly incurred by the Former Advisor and amounts the Former Advisor paid to third parties in connection with the selection, evaluation, acquisition and development of a property or acquisition of real estate-related assets, whether or not the Company ultimately acquired the property or the real estate-related assets. Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor an acquisition fee of 0.5%, which was calculated on the same basis as above. In connection with the Mergers, the Company paid the Former Advisor an acquisition fee of $16,281,487, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

The Charter limits the Company’s ability to pay acquisition fees if the total of all acquisition fees and expenses relating to the purchase would exceed 4.5% of the contract purchase price. Under the Charter, a majority of the Company’s board of directors, including a majority of the independent directors, is required to approve any acquisition fees (or portion thereof) that would cause the total of all acquisition fees and expenses relating to an acquisition to exceed 4.5% of the contract purchase price.

Following the Internalization Closing, acquisition fees and expenses paid by the Company are intercompany transactions and are eliminated in consolidation.

Loan Coordination Fee

Prior to the completion of the Mergers, the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 1.0% of the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of a property or a real estate-related asset. In addition, in connection with any debt financing or refinancing (in each case, other than identified at the time of the acquisition of a property or a real estate-related asset), the Company paid the Former Advisor or its affiliate a loan coordination fee equal to 0.75% of the amount of debt financed or refinanced. In some instances, the Company and the Former Advisor agreed to a loan coordination fee of $100,000 per loan refinanced.

Following the completion of the Mergers and until the Internalization Closing, the Company paid the Former Advisor or one of its affiliates, in cash, the loan coordination fee equal to 0.5% of (1) the initial amount of new debt financed or outstanding debt assumed in connection with the acquisition, development, construction, improvement or origination of any type of real estate asset or real estate-related asset acquired directly or (2) the Company’s allocable portion of the purchase price and therefore the related debt in connection with the acquisition or origination of any type of real estate asset or real estate-related asset acquired through a joint venture. In connection with the Mergers, the Company paid the Former Advisor a loan coordination fee of $7,910,205, which was capitalized to the acquired real estate and investment in unconsolidated joint venture in the accompanying consolidated balance sheets.

As compensation for services rendered in connection with any financing or the refinancing of any debt (in each case, other than at the time of the acquisition of a property), the Company also paid the Former Advisor or

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

one of its affiliates, in the form of shares equal to such amount, a loan coordination fee equal to 0.5% of the amount refinanced or the Company’s proportionate share of the amount refinanced in the case of investments made through a joint venture. No loan coordination fee was paid in shares to the Company’s Former Advisor during the three and six months ended June 30, 2021. Loan coordination fees of $1,116,694 were paid in shares to the Company’s Former Advisor for each of the three and six months ended June 30, 2020.

Following the Internalization Closing, loan coordination fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Property Management Fees and Expenses

Prior to the Internalization Closing, the Company was party to property management agreements (each, as amended from time to time, a “Property Management Agreement”) with Steadfast Management Company, Inc., an affiliate of SRI (the “Former Property Manager”), in connection with the management of each of the Company’s properties. Pursuant to each Property Management Agreement, the Company paid the Former Property Manager a monthly management fee equal to a range from 2.5% to 3.5% of each property’s gross revenues (as defined in the respective Property Management Agreements) for each month, as determined by the Former Advisor and approved by a majority of the Company’s board of directors, including a majority of the independent directors. Each Property Management Agreement had an initial one-year term and continued thereafter on a month-to-month basis unless either party gave 60 days’ prior notice of its desire to terminate the Property Management Agreement, provided that the Company could terminate the Property Management Agreement at any time upon a determination of gross negligence, willful misconduct or bad acts of the Former Property Manager or its employees or upon an uncured breach of the Property Management Agreement upon 30 days’ prior written notice to the Former Property Manager.

In addition to the property management fee, the Property Management Agreements also specified certain other reimbursements payable to the Former Property Manager for benefit administration, information technology infrastructure, licenses, support and training services and capital expenditures supervision. The Company also reimbursed the Former Property Manager for the salaries and related benefits of on-site property management employees.

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager. Following the Internalization Closing, property management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Construction Management Fees and Expenses

Prior to the Internalization Closing, the Company was party to construction management agreements (each, a “Construction Management Agreement”) with Pacific Coast Land & Construction, Inc., an affiliate of SRI (the “Former Construction Manager”), in connection with capital improvements and renovation or value-enhancement projects for certain properties the Company acquired. The construction management fee payable with respect to each property under the Construction Management Agreements ranged from 6.0% to 12.0% of the

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

costs of the improvements for which the Construction Manager had planning and oversight authority. Generally, each Construction Management Agreement could have been terminated by either party with 30 days’ prior written notice to the other party. Construction management fees were capitalized to the respective real estate properties in the period in which they were incurred as such costs relate to capital improvements and renovations for apartment homes taken out of service while they undergo the planned renovation.

The Company also reimbursed the Former Construction Manager for the salaries and related benefits of certain of its employees for time spent working on capital improvements and renovations.

In connection with the Internalization Transaction, the Company terminated its existing Construction Management Agreements with the Former Construction Manager.

Development Services

The Company is a party to a development services agreement (the “Development Services Agreement”) with Steadfast Multifamily Development, Inc., an affiliate of SRI (the “Developer”), in connection with certain development projects, pursuant to which the Developer receives a development fee and reimbursement for certain expenses for overseeing the development project. The Company entered into a Development Services Agreement with the Developer in connection with the Garrison Station, the Arista at Broomfield and the Flatirons development projects that provide for a development fee equal to 4% of the hard and soft costs of the development project (as defined in the applicable Development Services Agreement) as specified in the Development Services Agreement. 75% of the development fee is paid in 14 monthly installments and the remaining 25% is paid upon delivery of a certificate of occupancy by the Developer to the Company.

Property Insurance

Prior to the Internalization Closing, the Company deposited amounts with an affiliate of SRI, the Company’s former sponsor, to fund a prepaid insurance deductible account to cover the cost of required insurance deductibles across all properties of the Company and other affiliated entities of the Company’s former sponsor. Upon filing a major claim, proceeds from the insurance deductible account could be used by the Company or another affiliate of SRI. In addition, the Company deposited amounts with an affiliate of the Company’s former sponsor to cover the cost of property and property related insurance across certain properties of the Company. As a result of the Internalization Transaction, the Company is no longer party to the insurance deductible arrangement with any affiliates of the Former Sponsor.

Other Operating Expense Reimbursement

In addition to the various fees paid to the Former Advisor, the Company was obligated to pay directly or reimburse all expenses incurred by the Former Advisor in providing services to the Company, including the Company’s allocable share of the Former Advisor’s overhead, such as rent, employee costs, utilities and information technology costs. The Company was not to reimburse the Former Advisor for employee costs in connection with services for which the Former Advisor or its affiliates received acquisition fees or disposition fees or for the salaries the Former Advisor paid to the Company’s executive officers.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

The Charter limits the Company’s total operating expenses during any four fiscal quarters to the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income for the same period (the “2%/25% Limitation”). The Company was to reimburse the Former Advisor, at the end of each fiscal quarter, for operating expenses incurred by the Former Advisor; provided, however, that the Company did not reimburse the Former Advisor at the end of any fiscal quarter for operating expenses that exceed the 2%/25% Limitation unless the independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. The Former Advisor was obligated to reimburse the Company for the amount by which the Company’s operating expenses for the preceding four fiscal quarters then ended exceeded the 2%/25% Limitation, unless approved by the independent directors. For purposes of determining the 2%/25% Limitation amount, “average invested assets” means the average monthly book value of the Company’s assets invested directly or indirectly in equity interests and loans secured by real estate during the 12-month period before deducting depreciation, bad debts reserves or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by the Company that are in any way related to the Company’s operation, including the Company’s allocable share of the Former Advisor’s overhead, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, listing and registration of shares of the Company’s common stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain in the sale of the Company’s assets; (f) acquisition fees and acquisition expenses (including expenses relating to potential acquisitions that the Company does not close) and investment management fees; (g) real estate commissions on the resale of investments; and (h) other expenses connected with the acquisition, disposition, management and ownership of investments (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of real property).

As of June 30, 2021, the Company’s total operating expenses, as defined above, did not exceed the 2%/25% Limitation.

Disposition Fee

Prior to the completion of the Mergers, if the Former Advisor or its affiliates provided a substantial amount of services in connection with the sale of a property or real estate-related asset as determined by a majority of the Company’s independent directors, the Company paid the Former Advisor or its affiliates a fee equivalent to one-half of the brokerage commissions paid, but in no event to exceed 1.0% of the sales price of each property or real estate-related asset sold. Following the completion of the Mergers and until the Internalization Closing, the disposition fee payable to the Former Advisor was one-half of the brokerage commissions paid, but in no event to exceed 0.5% of the sales price of each property or real estate-related asset sold.

To the extent the disposition fee was paid upon the sale of any assets other than real property, it was included as an operating expense for purposes of the 2%/25% Limitation.

Following the Internalization Closing, disposition fees paid by the Company are intercompany transactions and are eliminated in consolidation.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Class A Convertible Stock

In connection with the Mergers, the Company and the Former Advisor exchanged the then outstanding Convertible Stock for the new Class A Convertible Stock. The Class A Convertible Stock would convert into shares of the Company’s common stock if (1) the Company had made total Class A Distributions equal to the original issue price of the Common Equity, plus an aggregate 6.0% cumulative, non-compounded, annual return on the original issue price of those shares, (2) the Company listed its common stock for trading on a national securities exchange or entered into a merger whereby holders of the Company’s common stock received listed securities of another issuer or (3) the Company’s Advisory Agreement was terminated or not renewed (other than for “cause” as defined in the Advisory Agreement). Upon any of these Triggering Events, each share of Class A Convertible Stock would have been converted into a number of shares of the Company’s common stock equal to 1/1000 of the quotient of (A) 15% of the amount, if any, by which (i) the Class A Enterprise Value plus the aggregate value of the Class A Distributions paid to date on the Common Equity exceeds (ii) the aggregate purchase price paid by stockholders for the Common Equity plus an aggregated 6.0% cumulative, non-compounded, annual return on the original issue price of the Common Equity as of the date of the Triggering Event, divided by (B) the Class A Enterprise Value divided by the number of the Company’s outstanding common shares on an as-converted basis as of the date of Triggering Event. In connection with the Internalization Transaction, the Company repurchased the Class A Convertible Stock for $1,000. See Note 8 (Stockholders’ Equity) for details.

Ancillary Internalization Transaction Agreements

Transition Services Agreement

As a condition to Internalization Closing, on August 31, 2020, the Company and SIP entered into a Transition Services Agreement (the “Transition Services Agreement”), pursuant to which, commencing on August 31, 2020 until March 31, 2021, which was extended through September 30, 2021, unless earlier terminated pursuant to the Transition Services Agreement or extended by mutual consent, SIP will continue to provide certain operational and administrative support at cost plus 15% to the Company, which may include support relating to, without limitation, shared legal, and tax support as set forth in the Transition Services Agreement. Similarly, the Company agreed to provide certain services to SIP and its affiliates at cost plus 15%, which may include acquisition, disposition and financing support, legal support, shared information technology and human resources.

SRI Property Management Agreements

In connection with the Internalization Transaction, the Company terminated its existing property-level property management agreements with the Former Property Manager, an affiliate of SRI. On August 31, 2020, SRS, entered into the SRI Property Management Agreements with an affiliate of SRI to provide property management services in connection with certain properties owned by SIP or its affiliates (each a “Property Owner” and collectively, the “Property Owners”). Pursuant to each SRI Property Management Agreement, SRS received a monthly management fee equal to 2.0% of each property’s gross collections for such month (“Gross Collections”). On April 23, 2021, SRS entered into amendments to the SRI Property Management Agreements with affiliates of SRI to (1) provide that SRS is responsible for providing accounting services for the properties

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

owned by the Property Owners and (2) increase the property management fee from 2.0% to 3.0% of Gross Collections. Each SRI Property Management Agreement has an initial one-year term and will continue thereafter on a month-to-month basis unless the Property Owner terminates the SRI Property Management Agreement with 60 days’ prior written notice or upon the determination of gross negligence, willful misconduct or bad acts of SRS or its employees with 30 days’ prior written notice to SRS. After the first one-year term, either party may terminate the SRI Property Management Agreement in the event of a material breach that remains uncured for a period of 30 days after written notification of such breach. As of June 30, 2021, the Company recognized the SRI Property Management Agreements asset, net of $135,830 within other assets on the accompanying consolidate balance sheets.

In addition to the property management fee earned by SRS, the SRI Property Management Agreements also specify certain other reimbursements payable to SRS for benefit administration, information technology infrastructure, licenses, support and training services. SRS is also reimbursed for the salaries and related benefits of on-site property management employees at certain properties owned by SIP or its affiliates.

SRI Construction Management Agreements

On September 1, 2020, SRS, entered into the SRI construction management agreements with an affiliate of SRI (the “SRI Construction Management Agreements”) to provide construction management services in connection with certain properties owned by SIP or its affiliates. Pursuant to each SRI Construction Management Agreement, SRS will receive a construction management fee equal to 7.5% of the total project costs. In addition, SRS will be reimbursed for all agreed upon costs associated with staffing. Each SRI Construction Management Agreement may be terminated by either party with the delivery of a 30-day written notice to the other party.

Registration Rights Agreement

As a condition to the Internalization Closing, on August 31, 2020, the Company, the Operating Partnership and SRI entered into a registration rights agreement (the “Registration Rights Agreement”). Upon the terms and conditions in the Operating Partnership Agreement, the Class B OP Units are redeemable for shares of the Company’s common stock. Pursuant to the Contribution & Purchase Agreement, SRI (or any successor holder) may not transfer the Class B OP Units until August 31, 2022 (the “Lock-Up Expiration”). Beginning on the fifth anniversary of the Internalization Closing, SRI (or any successor holder) may request the Company to register for resale under the Securities Act of 1933, as amended, shares of the Company’s common stock issued or issuable to such holder. The Company agreed to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. The Company has agreed to cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants SRI (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Non-Competition Agreement

As a condition to the Internalization Closing, on August 31, 2020, the Company entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Rodney F. Emery, the largest indirect

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

owner of SRI and the Company’s Chairman of the board of directors and Chief Executive Officer, providing that from the date of the Internalization Closing until the date that is 30 months from August 31, 2020 (the “Restricted Period”), in general, Mr. Emery shall not, directly or indirectly, (i) solicit certain employees or service providers of the Company, subject to certain exceptions, or (ii) solicit certain customers, vendors, suppliers, agents, partners or other similar parties with the purpose of causing such parties or their affiliates to cease doing business with the Company or otherwise interfere with the Company’s business relationships with third parties.

During the Restricted Period, Mr. Emery, subject to limited exceptions provided in the Non-Competition Agreement, in general (i) shall not, and shall cause his respective affiliates not to, engage in the business of managing, operating, directing and supervising the operations and administration of multifamily assets of the class and type owned by the Company as of August 31, 2020 (the “Assets”) (such business activities described in this subsection (i) being the “Restricted Business”), (ii) shall, consistent with past practice, present each opportunity and investment fully and accurately to the Company’s board of directors prior to his or his affiliates acquisition of any Assets and only make such investment on behalf of himself or his affiliates if the Company’s board of directors declines the opportunity; and (iii) shall not engage with or otherwise acquire an interest in, directly or indirectly, any business or enterprise that primarily engage in the Restricted Business in an area within a two-mile radius of each Asset owned or managed by the Company as of the Internalization Closing.

Further, each of SRS, the Company and the Operating Partnership agreed that, in general, during the Restricted Period, each will not solicit any employee of SRI or its affiliates or attempt to assist any such employee to enter into any other consulting or business relationship with SRS, the Company and the Operating Partnership, subject to certain limitations.

Sub-Lease

In connection with the Internalization Transaction, SRS, an indirect subsidiary of the Company, entered into a sub-lease agreement (the “Sub-Lease”) with the Former Property Manager on September 1, 2020, for its headquarters in Irvine, California. The Sub-Lease also includes certain furniture and fixtures, that will become the property of SRS at the end of the lease term. As of June 30, 2021, the Sub-Lease has a remaining lease term of 11 months with no option to renew. The monthly sub-lease expense is recognized on a straight line basis over the remaining term of the the Sub-Lease. As of June 30, 2021 and December 31, 2020, as it pertains to the Sub-Lease of the office space, the Company recorded an operating lease ROU asset, net of $872,985 and $1,339,591 and an operating lease liability, net of $887,925 and $1,346,835, respectively. As of June 30, 2021 and December 31, 2020, as it pertains to the Sub-Lease of the furniture and fixtures, the Company recognized a finance lease ROU asset, net of $10,725 and $16,845 and a finance lease liability, net of $11,093 and $17,020, respectively. For the three and six months ended June 30, 2021, the Sub-Lease expense related to the office space was $241,549 and $483,098, respectively, and for the furniture and fixtures $3,146 and $6,313, respectively. See Note 15 (Leases) for further details about the Company’s leases.

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with its affiliates is subject to an inherent conflict of interest. The board of directors may encounter conflicts of interest in enforcing the Company’s rights against any affiliate

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and the Company’s affiliates. As a general rule, any related party transaction must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between the Company and the related party is fair and reasonable to the Company and has terms and conditions no less favorable to the Company than those available from unaffiliated third parties.

11. Incentive Award Plan and Independent Director Compensation

The Company’s Incentive Award Plan provides for the grant of equity awards to its employees, directors and consultants and those of the Company’s affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards or cash-based awards.

Under the independent directors’ compensation plan and subject to such plan’s conditions and restrictions, each of the Company’s independent directors received 3,333 shares of restricted common stock once the Company raised $2,000,000 in gross offering proceeds in the Public Offering. Each subsequent independent director that joins the Company’s board of directors receives 3,333 shares of restricted common stock upon election to the Company’s board of directors. In addition, on the date following an independent director’s re-election to the Company’s board of directors, he or she receives 1,666 shares of restricted common stock.

On March 6, 2020, the Company granted 3,333 shares of restricted common stock pursuant to the independent directors’ compensation plan to each of its two newly elected independent directors. One-fourth of the shares of restricted common stock generally vest and become non-forfeitable upon issuance and the remaining portion will vest in three equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the restricted stock will become fully vested and become non-forfeitable on the earlier to occur of (1) the termination of the independent director’s service as a director due to his or her death or disability or (2) a change in control of the Company. These restricted stock awards entitle the holders to participate in distributions even if the shares are not fully vested.

On September 15, 2020, the Company’s board of directors approved an amendment to the independent directors’ compensation plan, which is described in more detail below. On December 3, 2020, the Company granted 4,924 shares of restricted common stock to each of its five independent directors pursuant to the Incentive Award Plan at a fair value of $15.23 per share in connection with their re-election to the board of directors at the Company’s annual meeting of stockholders. These shares generally vest in two equal annual installments beginning on the first anniversary of the date of grant and ending on the second anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of: (1) the termination of the independent director’s service as a director due to his or her death or disability, or (2) a change in control of the Company.

The Company recorded a stock-based compensation expense of $63,168 and $126,336 for the three and six months ended June 30, 2021, respectively, and $20,928 and $63,383 for the three and six months ended June 30, 2020, respectively, related to the independent directors’ restricted common stock.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

In addition to the stock awards, prior to September 15, 2020, the Company paid each of its independent directors an annual retainer of $55,000, prorated for any partial term (the audit committee chairperson received an additional $10,000 annual retainer, prorated for any partial term). The independent directors were also paid for attending meetings as follows: (i) $2,500 for each board meeting attended in person, (ii) $1,500 for each committee meeting attended in person in such director’s capacity as a committee member, (iii) $1,000 for each board meeting attended via teleconference (not to exceed $4,000 for any one set of meetings attended on any given day). In connection with meetings of the special committee, the independent directors received $1,000 for each teleconference meeting and $1,500 for each in-person meeting. All directors also receive reimbursement of reasonable out of pocket expenses incurred in connection with attendance at meetings of the board of directors.

Beginning September 15, 2020, the effective date of the amendment to the independent directors’ compensation plan, the Company pays each of its independent directors an annual retainer of $75,000 in cash and $75,000 in shares of restricted common stock, prorated for any partial term (the audit committee chairperson receives an additional $15,000 annual retainer, the compensation committee chairperson receives an additional $10,000 annual retainer, the investment committee chairperson receives an additional $10,000 annual retainer, the nominating and corporate governance committee chairperson receives an additional $10,000 annual retainer, and the lead independent director receives an additional $25,000 annual retainer, prorated for any partial term). The independent directors are also paid $2,000 for each in-person or telephonic board or committee meeting attended (not to exceed $4,000 for any one set of meetings attended on any given day). Further, directors may elect to receive any cash fees in fully-vested shares of common stock of the Company.

Director compensation is an operating expense of the Company that, prior to the Internalization Closing, was subject to the operating expense reimbursement obligation of the Former Advisor discussed in Note 10 (Related Party Arrangements). The Company recorded an operating expense of $217,250 and $486,500 for the three and six months ended June 30, 2021, respectively, and $465,250 and $537,000 for the three and six months ended June 30, 2020, respectively, related to the independent directors’ annual cash retainer and attending board and committee meetings, which is included in general and administrative expenses in the accompanying consolidated statements of operations. Upon signing the merger agreements, merger related acquisition expenses including $0 for each of the three and six months ended June 30, 2021, respectively, and $3,000 for each of the three and six months ended June 30, 2020, respectively, related to attending committee meetings met the definition of capitalized expenses and were therefore capitalized in the accompanying consolidated balance sheets. As of June 30, 2021 and December 31, 2020, $217,250 and $209,250, respectively, related to the independent directors’ annual retainer paid in cash and board and committee meetings attendance is included in accounts payable and accrued liabilities in the consolidated balance sheets.

12. Commitments and Contingencies

Economic Dependency

Prior to the Internalization Closing, the Company was dependent on the Former Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. As a result of the Internalization Transaction, the Company became self-managed and acquired components of the

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

advisory, asset management and property management operations of the Former Advisor by hiring the Transferring Employees (as defined in the Contribution & Purchase Agreement), who comprise the workforce necessary for the management and day-to-day real estate and accounting operations of the Company and the Operating Partnership. The Company’s own employees now provide the services that the Former Advisor provided, as described above.

As of June 30, 2021, the Company is developing a multifamily property known as Garrison Station consisting of nine residential buildings with 176 apartment homes that are currently in various stages of development with remaining commitments to fund of approximately $4,000,000 (inclusive of applicable construction loan obligations) and estimated completion dates ranging through August 2021. As of June 30, 2021, 95 of the 176 apartment homes were placed in service.

Concentration of Credit Risk

The geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Atlanta, Georgia and Dallas/Fort Worth, Texas apartment markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, relocations of businesses, increased competition from other apartment communities, decrease in demand for apartments or any other changes, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. The Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its residents and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is subject, or party, to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition nor is the Company aware of any such legal proceedings contemplated by government agencies.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

13. Earnings Per Share

The following table presents a reconciliation of net loss attributable to common stockholders and shares used in calculating basic and diluted loss per share, or EPS, for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss attributable to common stockholders	$(13,037,659)	$(53,224,622)	$(27,068,948)	$(62,905,750)
Less:
Distributions declared on Class A-2 OP Units	—	(163,314)	—	(163,314)
Distributions related to unvested restricted stockholders(1)	(41,370)	(2,796)	(92,353)	(5,667)

Numerator for loss per common share — basic	$(13,079,029)	$(53,390,732)	$(27,161,301)	$(63,074,731)

Weighted average common shares outstanding — basic and diluted(2)	109,905,923	109,139,963	109,896,333	88,660,741

Loss per common share — basic and diluted	$(0.12)	$(0.49)	$(0.25)	$(0.71)

(1)

Unvested restricted stockholders that have a right to participate in dividends declared on common stock are accounted for as participating securities and reflected in the calculation of basic and diluted EPS under the two-class method.

(2)

The Company excluded all unvested restricted common shares outstanding issued to the Company’s independent directors and certain key employees, the Class A-2 OP Units and the Class B OP Units from the calculation of diluted loss per common share as the effect would have been antidilutive.

14. Derivative Financial Instruments

The Company uses interest rate derivatives with the objective of managing exposure to interest rate movements thereby minimizing the effect of interest rate changes and the effect they could have on future cash flows. Interest rate cap agreements are used to accomplish this objective. The following table provides the terms of the Company’s interest rate derivative instruments that were in effect at June 30, 2021 and December 31, 2020:

June 30, 2021
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	7/1/2021 —7/1/2023	One-Month LIBOR	6	$334,300,350	0.10%	3.57%	$21,255

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

December 31, 2020
Type	Maturity Date Range	Based on	Number of Instruments	Notional Amount	Variable Rate	Weighted Average Rate Cap	Fair Value
Interest Rate Cap	1/1/2021 — 7/1/2023	One-Month LIBOR	9	$407,935,350	0.14%	3.41%	$7,852

The interest rate cap agreements are not designated as effective cash flow hedges. Accordingly, the Company records any changes in the fair value of the interest rate cap agreements as interest expense. The change in the fair value of the interest rate cap agreements for the three and six months ended June 30, 2021, resulted in an unrealized loss (gain) of $9,617 and $(1,203), respectively, and for the three and six months ended June 30, 2020, resulted in an unrealized loss of $24,943 and $27,194, respectively, which is included in interest expense in the accompanying consolidated statements of operations. During the six months ended June 30, 2021 and 2020, the Company acquired interest rate cap agreements of $12,200 and $47,000, respectively, and did not receive settlement proceeds. The fair value of the interest rate cap agreements of $21,255 and $7,852 as of June 30, 2021 and December 31, 2020, respectively, is included in other assets on the accompanying consolidated balance sheets.

15. Leases

Lessee

The Company leases office space, a parking garage, furniture, fixtures and office equipment. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately from each other. A limited number of leases include options to renew or options to extend the lease term. The exercise of lease renewal options is at the Company’s sole discretion. The depreciable life of lease ROU assets are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs were as follows:

		Three Months Ended June 30,
Lease Cost	Classification	2021	2020
Operating Lease cost(1)	Operating, maintenance and management	$6,469	$9,021
Operating Lease cost(1)	General and administrative	241,549	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	3,060	—
Accretion of lease liabilities	Interest expense	86	—

Total lease cost		$251,164	$9,021

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

		Six Months Ended June 30,
Lease Cost	Classification	2021	2020
Operating Lease cost(1)	Operating, maintenance and management	$16,513	$16,526
Operating Lease cost(1)	General and administrative	483,098	—
Finance lease cost
Amortization of leased assets	Depreciation and amortization	6,120	—
Accretion of lease liabilities	Interest expense	193	—

Total lease cost		$505,924	$16,526

(1)	Includes short-term leases and variable lease costs, which are immaterial.

Other information related to leases was as follows:

Lease Term and Discount Rate	June 30, 2021	December 31, 2020
Weighted average remaining lease term (in years)
Operating leases	3.2	3.4
Finance leases	0.9	1.4
Weighted average discount rate
Operating Leases	3.3%	3.2%
Finance Leases	2.9%	2.9%

	Six Months Ended June 30,
Supplemental Disclosure of Cash Flows Information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows related to operating leases	$567,794	$79,884
Operating cash outflows related to finance leases	$6,120	$—
Financing cash outflows related to finance leases	$—	$—

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Operating Leases

The following table sets forth as of June 30, 2021, the undiscounted cash flows of the Company’s scheduled lease obligations for future minimum payments for the six months ending December 31, 2021 and for each of the next four years ending December 31, and thereafter, as well as the reconciliation of those cash flows to operating lease liabilities on the Company’s accompanying consolidated balance sheets:

Year	Amount
Remainder of 2021	$594,614
2022	611,239
2023	188,990
2024	122,026
2025	94,506
Thereafter	266,910

Total undiscounted operating lease payments	$1,878,285
Less: interest	(293,387)

Present value of operating lease liabilities	$1,584,898

Finance Leases

The following table sets forth as of June 30, 2021, the undiscounted cash flows of the Company’s scheduled obligations for future minimum payments for the six months ending December 31, 2021 and for each of the next four years ending December 31 and thereafter, as well as a reconciliation of those cash flows to finance lease liabilities:

Year	Amount
Remainder of 2021	$6,120
2022	5,100
2023	—
2024	—
2025	—
Thereafter	—

Total undiscounted finance lease payments	$11,220
Less: interest	(127)

Present value of finance lease liabilities	$11,093

16. Subsequent Events

Distributions Paid

On July 1, 2021, the Company paid distributions of $5,063,063, which related to distributions declared for each day in the period from June 1, 2021 through June 30, 2021 and consisted of cash distributions paid in the amount of $4,051,305 and $1,011,758 in shares issued pursuant to the DRP.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

Distributions Declared

On July 24, 2021, the Company’s board of directors approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. The distributions will be equal to $0.001438 per share of the Company’s common stock per day. The distributions for each record date in August 2021 will be paid in September 2021. The distributions will be payable to stockholders from legally available funds therefor.

Garrison Station Real Estate Placed in Service

Subsequent to June 30, 2021, one additional building comprised of 24 apartment homes was placed in service at the Garrison Station development project.

Agreement and Plan of Merger

On July 26, 2021, the Company and the Operating Partnership, entered into an Agreement and Plan of Merger, (the “Merger Agreement”) with Independence Realty Trust, Inc. (“IRT”), IRT’s operating partnership, Independence Realty Operating Partnership, LP (“IRT OP”), and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT (“ IRT Merger Sub”).

On the terms, and subject to the conditions of, the Merger Agreement, the Company will merge with and into IRT Merger Sub, which is referred to herein as the “Company Merger”, with IRT Merger Sub surviving the Company Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, the Operating Partnership will merge with and into IRT OP (the “Partnership Merger” and together with the Company Merger, the “IRT Mergers”), with IRT OP surviving the Partnership Merger.

In the Company Merger, each outstanding share of the Company’s common stock, par value $0.01 per share, will be converted automatically into the right to receive 0.905, (the “Exchange Ratio”), of a newly issued share of IRT common stock, par value $0.01 per share, (the “IRT Common Stock”).

In the Partnership Merger, each outstanding unit of limited partnership of the Operating Partnership will be converted into the right to receive the Exchange Ratio of a newly issued common unit of limited partnership of IRT OP, (the “IRT Common Unit”). Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT Common Units, in whole or in part, to IRT OP for redemption for a cash amount based on the then-market price of an equivalent number of shares of IRT Common Stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT Common Stock for each IRT Common Unit tendered for redemption.

Pursuant to the IRT Mergers, the Company’s stockholders will receive, in aggregate, in exchange for their shares of common stock, approximately, 99.8 million shares of IRT Common Stock and limited partners in the Operating Partnership will receive, in aggregate, in exchange for their operating partnership units, approximately 6.4 million IRT OP Common Units.

Consummation of the IRT Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and approval of the Company’s stockholders, and is expected to occur in the

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

fourth quarter of 2021. For more information on the Mergers, see the Company’s Current Report on Form 8-K filed on July 26, 2021.

Suspension and Contingent Termination of the DRP and the Amended & Restated SRP

In connection with the approval of the IRT Mergers, on July 26, 2021, the Company announced that the Company’s board of directors, including all of the Company’s independent directors, voted to terminate the DRP and the Amended & Restated SRP, each termination effective as of the effective time of the Company Merger. The Company’s board of directors, including all of the Company’s independent directors, also voted to suspend (1) the DRP, effective as of the 10th day after notice is provided to stockholders and (2) indefinitely suspend the Amended & Restated SRP effective as of the 30th day after notice is provided to stockholders.

As a result of the suspension of the DRP, any distributions paid after the distribution payment date in August 2021 will be paid to the Company’s stockholders in cash. The Company can provide stockholders with assistance on directing cash distribution payments and answering questions. The suspension of the DRP will not affect the payment of distributions to stockholders who previously received their distributions in cash. In addition, as a result of the suspension of the Amended & Restated SRP, the Company will not process or accept any requests for redemption received after July 26, 2021.

Letter Agreement

On July 26, 2021, the Company entered into a letter agreement (the “Letter Agreement”) with Rodney Emery, the Company’s Chief Executive Officer and Chairman of the Company Board, and Steadfast REIT Investments, LLC (“SRI”). Pursuant to the Letter Agreement, SRI agreed to indemnify the Company, STAR OP, their subsidiaries and their successors and assigns (including IRT, IRT OP and IRT Merger Sub and their subsidiaries) (collectively, the “Indemnified Parties”), for 75% of any costs, expenses, judgments, liabilities and payments, including settlement payments and attorneys’ fees, incurred or arising in connection with any direct or derivative claims brought by any stockholder of the Company or its successors and assigns alleging breaches of duties under law or contract, including but not limited to breaches by any current or former directors of the Company, in connection with the Internalization Transaction (the “Internalization Claims”), if and to the extent such costs, expenses, judgments, liabilities and payments, including settlement payments and attorneys’ fees are not paid for by the Company’s insurance provider (subject only to the $1.0 million self-insurance retention amount in the Company’s D&O insurance policies, which retention amount would not be included in the covered costs described above).

SRI’s obligations under the Letter Agreement are capped at the lower of $20.3 million or the value of the Collateral (as defined below) at the time payment is owed under the Letter Agreement and any payments made pursuant to the Letter Agreement must be made solely with the delivery of the Collateral.

As used in the Letter Agreement, “Collateral” means the following, now or later held by or on behalf of SRI: (i) 1,277,778 Class B OP Units, or any interests into which they are exchanged or convert, (ii) distributions (cash or in kind) on any such Class B OP Units (or converted interests), (iii) cash payable or securities issuable, from time to time, upon the redemption, conversion or exchange of any of the foregoing, and (iv) all proceeds of any of the foregoing.

PART I — FINANCIAL INFORMATION (continued)

Item 1. Financial Statements (continued)

STEADFAST APARTMENT REIT, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

In the event litigation is filed challenging the Company Merger that includes Internalization Claims and claims that are not Internalization Claims, then an allocation of costs, expenses, liabilities and payments, including settlement payments and attorneys’ fees (collectively, “Expenses”), shall be made to reflect Expenses that are reasonably attributable to the Company’s internalization transaction and are covered costs under the Letter Agreement, and any Expenses that are not covered costs under the Letter Agreement.

The Letter Agreement would terminate in the event the Merger Agreement terminates without the Merger Agreement having been consummated. SRI and Mr. Emery are relieved of their obligations under the Letter Agreement at such time that all of the Collateral, or Collateral valued at $20.3 million, whichever is first, has been applied in satisfaction of the portion of claims for which SRI is responsible, or when all applicable statute of limitations on Internalization Claims have expired and no Internalization Claims remain pending or unsatisfied.

PART I — FINANCIAL INFORMATION (continued)

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of Steadfast Apartment REIT, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Steadfast Apartment REIT, Inc., a Maryland corporation.

Forward-Looking Statements

Certain statements included in this Quarterly Report on Form 10-Q (this “Quarterly Report”) that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. One factor that could have a material adverse effect on our operations and future prospects is the adverse effect of COVID-19 and its variants on the financial condition, results of operations, cash flows and performance of us and our tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts us and our residents will depend on future developments, including the outbreak of new strains of the virus and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, you should interpret many of the risks identified in this report, as well as the risks set forth above, as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Additional factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the fact that we have had a net loss for each quarterly and annual period since inception;

•	changes in economic conditions generally and the real estate and debt markets specifically;

•	our ability to secure resident leases for our multifamily properties at favorable rental rates;

•	risks inherent in the real estate business, including resident defaults, potential liability relating to environmental matters and the lack of liquidity of real estate investments;

•	our pending merger with IRT

•	our ability to retain our key employees;

•	our ability to generate sufficient cash flows to pay distributions to our stockholders;

•

the Internalization Transaction (defined herein) may not be financially beneficial to us and our stockholders and our net income and funds from operations may decrease as a result of the Internalization Transaction;

•	legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts, or REITs);

PART I — FINANCIAL INFORMATION (continued)

•	the impact of severe weather events;

•	the availability of capital;

•	changes in interest rates; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report. All forward-looking statements are made as of the date of this Quarterly Report and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Quarterly Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report will be achieved.

All forward looking statements included herein should be read in connection with the risks identified in the “Risk Factors” section of this Quarterly Report and our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or the SEC, on March 12, 2021.

Overview

We were formed on August 22, 2013, as a Maryland corporation that elected to be taxed as, and qualifies as, a REIT. As of June 30, 2021, we owned and managed a diverse portfolio of 70 multifamily properties comprised of 21,936 apartment homes and three parcels of land held for the development of apartment homes. We may acquire additional multifamily properties or pursue multifamily development projects in the future.

Agreement and Plan of Merger

On July 26, 2021, we and Steadfast Apartment REIT Operating Partnership, L.P. our subsidiary operating partnership, or the Operating Partnership, entered into an Agreement and Plan of Merger, or the Merger Agreement, with Independence Realty Trust, Inc., or IRT, IRT’s operating partnership, Independence Realty Operating Partnership, LP, or IRT OP, and IRSTAR Sub, LLC, a wholly-owned subsidiary of IRT, or IRT Merger Sub.

On the terms, and subject to the conditions of, the Merger Agreement, we will merge with and into IRT Merger Sub, which is referred to herein as the “Company Merger”, with IRT Merger Sub surviving the Company Merger as a wholly-owned subsidiary of IRT; and immediately thereafter, the Operating Partnership will merge with and into IRT OP, or the Partnership Merger, and, together with the Company Merger, the “IRT Mergers”, with IRT OP surviving the Partnership Merger.

In the Company Merger, each outstanding share of our common stock, par value $0.01 per share, will be converted automatically into the right to receive 0.905, or the Exchange Ratio, of a newly issued share of IRT common stock, par value $0.01 per share, or the IRT common stock.

In the Partnership Merger, each outstanding unit of limited partnership of the Operating Partnership will be converted into the right to receive the Exchange Ratio of a newly issued common unit of limited partnership of IRT OP, or the IRT common unit. Under the agreement of limited partnership of IRT OP, IRT common unitholders may generally tender their IRT common units, in whole or in part, to IRT OP for redemption for a

PART I — FINANCIAL INFORMATION (continued)

cash amount based on the then-market price of an equivalent number of shares of IRT common stock, and IRT may thereupon elect, at its option, to satisfy the redemption by issuing one share of IRT common stock for each IRT common unit tendered for redemption.

Pursuant to the IRT Mergers, our stockholders will receive, in aggregate, in exchange for their shares of common stock, approximately, 99.8 million shares of IRT common stock and limited partners in our Operating Partnership will receive, in aggregate, in exchange for their operating partnership units, approximately 6.4 million IRT OP common units.

Consummation of the IRT Mergers is subject to customary closing conditions, including, among others, receipt of IRT stockholder approval and approval of our stockholders, and is expected to occur in the fourth quarter of 2021. For more information on the Mergers, see our Current Report on Form 8-K filed on July 26, 2021.

In connection with the approval of the IRT Mergers, on July 26, 2021, we announced that our board of directors, including all of our independent directors, voted to terminate our distribution reinvestment plan and the share repurchase plan, each termination effective as of the effective time of the Company Merger. Our board of directors, including all of our independent directors, also voted to suspend (1) the distribution reinvestment plan, effective as of the 10th day after notice is provided to stockholders and (2) indefinitely suspend the share repurchase plan, effective as of 30th day after notice is provided to stockholders.

As a result of the suspension of the distribution reinvestment plan, any distributions paid after the distribution payment date in August 2021, will be paid to our stockholders in cash. We can provide stockholders with assistance on directing cash distribution payments and answering questions. The suspension of the distribution reinvestment plan will not affect the payment of distributions to stockholders who previously received their distributions in cash. In addition, as a result of the suspension of the share repurchase plan, we will not process or accept any requests for redemption received after July 26, 2021.

COVID-19 Impact

We are carefully monitoring the ongoing COVID-19 pandemic and its impact on our business. During the quarter ended June 30, 2020, we instituted payment plans for our residents that were experiencing hardship due to COVID-19, which we refer to as the “COVID-19 Payment Plan.” Pursuant to the COVID-19 Payment Plan, we allowed qualifying residents to defer their rent, which is collected by us in monthly installment payments over the duration of the current lease or renewal term (which may not exceed 12 months). Additionally, for the months of May and June 2020, we provided certain qualifying residents with a one-time concession to incentivize their performance under the payment plan. If the qualifying resident failed to make payments pursuant to the COVID-19 Payment Plan, the concession was immediately terminated, and the qualifying resident was required to immediately repay the amount of the concession. Due to reduced demand, we did not offer residents any other payment plans during the remaining months of 2020. In the aggregate, approximately $2,043,200 in rent was subject to the COVID-19 Payment Plan, with $40,542 still due as of June 30, 2021.

In January 2021, we began offering an extension to the COVID-19 Payment Plan, or the Extension Plan, that allows eligible residents to defer their rent, which is collected by us in monthly installment payments over the lesser of the duration of the current lease term or a maximum of three months (with the exception of certain states that allow a maximum of six months deferral). Under the Extension Plan, no concessions are offered for residents with a payment plan duration of two months or less and residents who opted for the COVID-19 Payment Plan are not eligible to participate in the Extension Plan unless they paid off the amounts due under the COVID-19 Payment Plan. As of July 20, 2021, the number of qualifying residents who opted for the Extension Plan were 54 and approximately $47,000 in rent was subject to the Extension Plan.

PART I — FINANCIAL INFORMATION (continued)

During the quarter ended September 30, 2020, we initiated a debt forgiveness program for certain of our residents that were experiencing hardship due to COVID-19 and who were in default on their lease payments, which we refer to as the “Debt Forgiveness Program.” Pursuant to the Debt Forgiveness Program, we offered qualifying residents an opportunity to terminate the lease without being liable for any unpaid rent and penalties. We determined that accounts receivable of $2,110,657 related to the Debt Forgiveness Program are not probable of collection and therefore included these accounts in our reserve. In the aggregate, $298,576 of rent was written off as of June 30, 2021. As of June 30, 2021, approximately 55 of 323 residents that qualified for the Debt Forgiveness Program, vacated their apartment homes, terminating their lease resulting in the forgiveness and write-off of their debt. We may in the future continue to offer various types of payment plans or rent relief depending on the ongoing impact of the COVID-19 pandemic.

During the six months ended June 30, 2021, we collected 96% in rent due pursuant to our leases. We collected 95% in rent due pursuant to our leases through July 20, 2021. We have reserved approximately $3,080,227 of accounts receivable which we consider not probable for collection. Although the COVID-19 pandemic has not materially impacted our rent collections, the future impact of COVID-19 is still unknown. We are currently working with residents at our communities to obtain rental relief assistance pursuant to the Emergency Rental Assistance Program adopted by the U.S. Department of Treasury.

Winter Storm

In February 2021, certain regions of the United States experienced winter storms and extreme cold temperatures, including in the states where we own and operate multifamily properties. The storms and the extreme cold temperatures resulted in power outages and freezing water pipes which negatively impacted some of our properties. Our properties are fully insured, and we expect the costs to be fully recoverable by insurance proceeds, less the plan’s deductible. During the six months ended June 30, 2021, we wrote off $14,902,551 of the carrying value of our fixed assets and recorded $8,261,990 of estimated repair expenses, with a corresponding increase in general and administrative expenses and an increase in our accounts payable and accrued liabilities, of which $6,849,973 has been paid as of June 30, 2021. We also recorded insurance recoveries of $23,164,541 for the estimated insurance claims proceeds in the amount of total losses incurred (as described above) as an increase in rents and other receivables with a corresponding decrease to general and administrative expenses. As a result, while our net loss for the six months ended June 30, 2021, was not impacted, we experienced a decrease in the carrying value of our real estate held for investment, net and increases to rents and other receivables and accounts payable and accrued liabilities in the consolidated balance sheets for six months ended June 30, 2021.

Public Offering

On December 30, 2013, we commenced our initial public offering of up to 66,666,667 shares of common stock at an initial price of $15.00 per share and up to 7,017,544 shares of common stock pursuant to our distribution reinvestment plan at an initial price of $14.25 per share. On March 24, 2016, we terminated our initial public offering. As of March 24, 2016, we had sold 48,625,651 shares of common stock for gross offering proceeds of $724,849,631, including 1,011,561 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $14,414,752. Following the termination of our initial public offering, we continue to offer shares of our common stock pursuant to our distribution reinvestment plan. As of June 30, 2021, we had sold 112,167,095 shares of common stock for gross offering proceeds of $1,725,738,819, including 8,537,015 shares of common stock issued pursuant to our distribution reinvestment plan for gross offering proceeds of $128,009,661 and 56,016,053 shares of common stock issued in connection with the Mergers (as defined below).

On March 9, 2021, our board of directors determined an estimated value per share of our common stock of $15.55 as of December 31, 2020. In connection with the determination of an estimated value per share, our board of directors determined a purchase price per share for the distribution reinvestment plan of $15.55,

PART I — FINANCIAL INFORMATION (continued)

effective April 1, 2021. In the future, our board of directors may, in its sole discretion and from time to time, change the price at which we offer shares pursuant to our distribution reinvestment plan to reflect changes in our estimated value per share and other factors that our board of directors deems relevant.

Merger with Steadfast Income REIT, Inc.

On August 5, 2019, we, Steadfast Income REIT, Inc., or SIR, our Operating Partnership, Steadfast Income REIT Operating Partnership, L.P., the operating partnership of SIR, or the SIR OP, and SI Subsidiary, LLC, or SIR Merger Sub, entered into an Agreement and Plan of Merger, or the SIR Merger Agreement. Pursuant to the terms and conditions of the SIR Merger Agreement, on March 6, 2020, SIR merged with and into SIR Merger Sub with SIR Merger Sub surviving the merger, or the SIR Merger. Following the SIR Merger, SIR Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the Maryland General Corporation Law, or MGCL, the separate existence of SIR ceased.

At the effective time of the SIR Merger, each issued and outstanding share of SIR common stock (or a fraction thereof), $0.01 par value per share, converted into 0.5934 shares of our common stock.

Merger with Steadfast Apartment REIT III, Inc.

On August 5, 2019, we, Steadfast Apartment REIT III, Inc., or STAR III, our Operating Partnership, Steadfast Apartment REIT III Operating Partnership, L.P., the operating partnership of STAR III, or the STAR III OP, and SIII Subsidiary, LLC, or STAR III Merger Sub, entered into an Agreement and Plan of Merger, or the STAR III Merger Agreement. Pursuant to the terms and conditions of the STAR III Merger Agreement, on March 6, 2020, STAR III merged with and into STAR III Merger Sub with STAR III Merger Sub surviving the merger, or the STAR III Merger, and together with the SIR Merger, the “Mergers.” Following the STAR III Merger, STAR III Merger Sub, as the surviving entity, continued as our wholly-owned subsidiary. In accordance with the applicable provisions of the MGCL, the separate existence of STAR III ceased.

At the effective time of the STAR III Merger, each issued and outstanding share of STAR III common stock (or a fraction thereof), $0.01 par value per share, was converted into 1.430 shares of our common stock.

Combined Company

Through the Mergers, we acquired 36 multifamily properties with 10,166 apartment homes and a 10% interest in one unconsolidated joint venture that owned 20 multifamily properties with a total of 4,584 apartment homes, all of which had a gross real estate value of approximately $1.5 billion. The combined company after the Mergers retained the name “Steadfast Apartment REIT, Inc.” Each merger qualified as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

Pre-Internalization Operating Partnerships Merger

On August 28, 2020, pursuant to an Agreement and Plan of Merger, our Operating Partnership merged with and into the SIR OP, or the SIR OP/STAR OP Merger. The SIR OP/STAR OP Merger was treated for U.S. federal income tax purposes as a tax-deferred contribution by us of all of the assets and liabilities of STAR Operating Partnership to SIR OP under Section 721(a) of the Internal Revenue Code.

Immediately following the consummation of the SIR OP/STAR OP Merger, on August 28, 2020, pursuant to an Agreement and Plan of Merger, STAR III OP merged with and into SIR OP, or the Operating Partnership Merger, and together with the SIR OP/STAR OP Merger, the Operating Partnership Mergers, with SIR OP being the “resulting partnership” and STAR III OP terminating.

PART I — FINANCIAL INFORMATION (continued)

On August 28, 2020, SIR OP changed its name to “Steadfast Apartment REIT Operating Partnership, L.P.”, which is referred to herein as the “Operating Partnership.” In addition, on August 28, 2020, prior to completion of the Operating Partnership Mergers, we acquired STAR III Merger Sub. On August 28, 2020, SIR Merger Sub, as the initial general partner of the Operating Partnership, transferred all of its general partnership interests to us, and we were admitted as a substitute general partner of the Operating Partnership.

On August 28, 2020, we, Steadfast Income Advisor, LLC, the initial limited partner of the Operating Partnership, or SIR Advisor, Steadfast Apartment Advisor III, LLC, a Delaware limited liability company and the special limited partner of the Operating Partnership, or STAR III Advisor, Wellington VVM LLC, a Delaware limited liability company and limited partner of the Operating Partnership, or Wellington, and Copans VVM, LLC, a Delaware limited liability company and limited partner of the Operating Partnership, or Copans, and together with Wellington, “VV&M”, entered into a Second Amended and Restated Agreement of Limited Partnership, or the Second A&R Partnership Agreement, in order to, among other things, reflect the consummation of the Operating Partnership Mergers.

The purpose of the pre-internalization Operating Partnership Mergers was to simplify our corporate structure so that we had a single operating partnership as our direct subsidiary.

Internalization Transaction

On August 31, 2020, we and the Operating Partnership entered into a series of transactions and agreements (such transactions and agreements hereinafter collectively referred to as the “Internalization Transaction”), with Steadfast REIT Investments, LLC, our former sponsor, or SRI, which resulted in the internalization of our external management functions provided by Steadfast Apartment Advisor, LLC, our former external advisor, which we refer to as our “Former Advisor,” and its affiliates. Prior to the Internalization Closing, which took place contemporaneously with the execution of the Contribution & Purchase Agreement (as defined below) on August 31, 2020, or the Internalization Closing, Steadfast Investment Properties, Inc., a California corporation, or SIP, Steadfast REIT Services, Inc., a California corporation, or Steadfast REIT Services, and their respective affiliates owned and operated all of the assets necessary to operate as a self-managed company, and employed all the employees necessary to operate as a self-managed company.

Pursuant to a Contribution and Purchase Agreement, between us, the Operating Partnership and SRI, SRI contributed to the Operating Partnership all of the membership interests in STAR RS Holdings, LLC, a Delaware limited liability company, or SRSH, and the assets and rights necessary to operate as a self-managed company in all material respects, and the liabilities associated with such assets and rights, or the Contribution, in exchange for $124,999,000, which was paid as follows: (1) $31,249,000 in cash, or the Cash Consideration, and (2) 6,155,613.92 Class B units of limited partnership interests in the Operating Partnership, or the Class B OP Units, having the agreed value set forth in the Contribution and Purchase Agreement, or the OP Unit Consideration. In addition, we purchased all of our Class A Convertible Stock held by the Former Advisor for $1,000. As a result of the Internalization Transaction, we became self-managed and acquired components of the advisory, asset management and property management operations of the Former Advisor and its affiliates by hiring the employees, who comprise the workforce necessary for the management and day-to-day real estate and accounting operations for us and the Operating Partnership. Additional information on the Internalization Transaction can be found on our Current Report in Form 8-K filed with the SEC on September 3, 2020. See also Note 3 (Internalization Transaction) to our consolidated financial statements in this Quarterly Report.

On July 16, 2021, we received a derivative demand letter addressed to our board of directors, purportedly sent on behalf of two stockholders, relating to the Internalization Transaction. The letter demanded that our board of directors appoint a committee to investigate the Internalization Transaction and, among other things, determine whether there exists any basis for us to pursue claims relating to that transaction, including for recovery of payments made in the transaction. We are considering the request.

PART I — FINANCIAL INFORMATION (continued)

The Former Advisor

Prior to the Internalization Transaction, our day-to-day operations were externally managed by the Former Advisor, pursuant to the Amended and Restated Advisory Agreement effective as of March 6, 2020, by and between us and the Former Advisor, as amended, the “Advisory Agreement.” On August 31, 2020, prior to the Internalization Closing, we, the Former Advisor and the Operating Partnership entered into a Joinder Agreement pursuant to which the Operating Partnership became a party to the Advisory Agreement. On August 31, 2020, prior to the Internalization Closing, we and the Former Advisor entered into the First Amendment to Amended and Restated Advisory Agreement in order to remove certain restrictions in the Advisory Agreement related to business combinations and to provide that any amounts accrued to the Former Advisor commencing on September 1, 2020 were paid in cash to the Former Advisor by the Operating Partnership. In connection with the Internalization Transaction, STAR REIT Services, LLC, our subsidiary, or SRS, assumed the rights and obligations of the Advisory Agreement from the Former Advisor.

The Operating Partnership

Substantially all of our business is conducted through the Operating Partnership. We are the sole general partner of the Operating Partnership. As a condition to the Internalization Closing, on August 31, 2020, we, as the general partner and parent of the Operating Partnership, SRI and VV&M entered into a Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership, which is referred to herein as the “Operating Partnership Agreement”, to restate the Second A&R Partnership Agreement in order to, among other things, remove references to the limited partner interests previously held by SIR Advisor and STAR III Advisor, reflect the consummation of the Contribution, and designate Class B OP Units that were issued as the OP Unit Consideration.

The Operating Partnership Agreement provides that the Operating Partnership will be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, (2) avoid any federal income or excise tax liability and (3) ensure that the Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation, rather than as a disregarded entity.

We elected to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2014. As a REIT, we generally will not be subject to federal income tax to the extent that we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Failing to qualify as a REIT could materially and adversely affect our net income and results of operations.

Market Outlook

The global COVID-19 pandemic and resulting shutdown of large components of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The degree to which our business is impacted by the COVID-19 pandemic will depend on a number of variables, including access to testing and vaccines, the reimposition of “shelter in place” orders, new strains of the virus and the continuation of new COVID-19 cases throughout the world.

While all property classes have been adversely impacted by last year’s economic downturn, we believe we are well-positioned to navigate this unprecedented period. We believe multifamily properties have been less adversely impacted than hospitality and retail properties, and our portfolio of moderate-income apartments

PART I — FINANCIAL INFORMATION (continued)

should outperform other classes of multifamily properties. We also believe that long-run economic and demographic trends should benefit our existing portfolio. Home ownership rates should remain low. Millennials and Baby Boomers, the two largest demographic groups comprising roughly half of the total population in the United States, are expected to continue to increasingly choose rental housing over home ownership. Baby Boomers are downsizing their suburban homes and relocating to multifamily apartments while Millennials are renting multifamily apartments due to high levels of student debt and increased credit standards in order to qualify for a home mortgage. These factors should lead to continued growth as the economy recovers.

Our Real Estate Portfolio

As of June 30, 2021, we owned the 70 multifamily apartment communities and three parcels of land held for the development of apartment homes listed below:

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
1	Villages at Spring Hill Apartments	Spring Hill, TN	5/22/2014	176	$14,200,000	(4)	98.9%	95.5%	$1,120	$1,093
2	Harrison Place Apartments	Indianapolis, IN	6/30/2014	307	27,864,250	(4)	97.7%	96.1%	995	967
3	The Residences on McGinnis Ferry	Suwanee, GA	10/16/2014	696	98,500,000	(4)	96.3%	95.1%	1,379	1,331
4	The 1800 at Barrett Lakes	Kennesaw, GA	11/20/2014	500	49,000,000	40,674,187	98.0%	95.4%	1,114	1,089
5	The Oasis	Colorado Springs, CO	12/19/2014	252	40,000,000	39,543,649	96.4%	94.4%	1,455	1,411
6	Columns on Wetherington	Florence, KY	2/26/2015	192	25,000,000	(4)	97.9%	95.3%	1,205	1,134
7	Preston Hills at Mill Creek	Buford, GA	3/10/2015	464	51,000,000	(4)	97.4%	96.6%	1,230	1,193
8	Eagle Lake Landing Apartments	Speedway, IN	3/27/2015	277	19,200,000	(4)	96.0%	91.3%	870	826
9	Reveal on Cumberland	Fishers, IN	3/30/2015	220	29,500,000	20,879,557	97.3%	96.8%	1,147	1,125
10	Heritage Place Apartments	Franklin, TN	4/27/2015	105	9,650,000	8,605,842	95.2%	96.2%	1,159	1,132
11	Rosemont at East Cobb	Marietta, GA	5/21/2015	180	16,450,000	13,276,942	97.8%	95.6%	1,094	1,071
12	Ridge Crossings Apartments	Hoover, AL	5/28/2015	720	72,000,000	57,744,175	96.5%	95.1%	1,038	1,008
13	Bella Terra at City Center	Aurora, CO	6/11/2015	304	37,600,000	(4)	96.4%	95.1%	1,177	1,153
14	Hearthstone at City Center	Aurora, CO	6/25/2015	360	53,400,000	(4)	96.4%	93.3%	1,221	1,149
15	Arbors at Brookfield	Mauldin, SC	6/30/2015	702	66,800,000	(4)	94.3%	94.7%	932	901
16	Carrington Park	Kansas City, MO	8/19/2015	298	39,480,000	(4)	97.3%	95.0%	1,080	1,063
17	Delano at North Richland Hills	North Richland Hills, TX	8/26/2015	263	38,500,000	31,876,472	95.8%	97.0%	1,467	1,492
18	Meadows at North Richland Hills	North Richland Hills, TX	8/26/2015	252	32,600,000	26,635,748	92.1%	97.2%	1,439	1,417
19	Kensington by the Vineyard	Euless, TX	8/26/2015	259	46,200,000	33,364,644	96.9%	96.5%	1,482	1,470

PART I — FINANCIAL INFORMATION (continued)

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
20	Monticello by the Vineyard	Euless, TX	9/23/2015	354	$52,200,000	$40,901,065	98.0%	95.2%	$1,348	$1,315
21	The Shores	Oklahoma City, OK	9/29/2015	300	36,250,000	23,191,700	97.3%	96.3%	1,057	1,031
22	Lakeside at Coppell	Coppell, TX	10/7/2015	315	60,500,000	47,949,546	94.9%	94.9%	1,727	1,708
23	Meadows at River Run	Bolingbrook, IL	10/30/2015	374	58,500,000	41,429,758	96.0%	95.2%	1,456	1,421
24	PeakView at T-Bone Ranch	Greeley, CO	12/11/2015	224	40,300,000	(4)	92.9%	94.2%	1,344	1,340
25	Park Valley Apartments	Smyrna, GA	12/11/2015	496	51,400,000	48,670,737	97.6%	96.4%	1,058	1,051
26	PeakView by Horseshoe Lake	Loveland, CO	12/18/2015	222	44,200,000	38,079,007	98.6%	95.5%	1,414	1,396
27	Stoneridge Farms	Smyrna, TN	12/30/2015	336	47,750,000	45,400,708	95.2%	94.6%	1,267	1,239
28	Fielder’s Creek	Englewood, CO	3/23/2016	217	32,400,000	(4)	95.9%	94.9%	1,206	1,180
29	Landings of Brentwood	Brentwood, TN	5/18/2016	724	110,000,000	—	96.4%	95.4%	1,274	1,252
30	1250 West Apartments	Marietta, GA	8/12/2016	468	55,772,500	(4)	97.0%	96.4%	1,125	1,051
31	Sixteen50 @ Lake Ray Hubbard	Rockwall, TX	9/29/2016	334	66,050,000	(4)	97.9%	96.4%	1,530	1,485
32	Garrison Station(5)	Murfreesboro, TN	5/30/2019	95	17,703,957	14,831,682	57.9%	—%	1,207	—
33	Eleven10 @ Farmers Market	Dallas, TX	1/28/2020	313	62,063,929	35,175,943	95.5%	94.2%	1,343	1,379
34	Patina Flats at the Foundry	Loveland, CO	2/11/2020	155	45,123,782	(4)	96.1%	93.5%	1,339	1,275
35	Clarion Park Apartments(6)	Olathe, KS	3/6/2020	220	21,121,795	12,637,163	95.0%	93.6%	807	843
36	Spring Creek Apartments(6)	Edmond, OK	3/6/2020	252	28,186,894	16,976,264	97.6%	96.0%	872	895
37	Montclair Parc Apartment Homes(6)	Oklahoma City, OK	3/6/2020	360	40,352,125	(7)	94.4%	96.1%	861	905
38	Hilliard Park Apartments(6)	Columbus, OH	3/6/2020	201	28,599,225	11,677,454	97.0%	97.0%	1,201	1,149
39	Sycamore Terrace Apartments(6)	Terre Haute, IN	3/6/2020	250	34,419,259	23,015,965	96.4%	94.8%	1,187	1,155
40	Hilliard Summit Apartments(6)	Columbus, OH	3/6/2020	208	31,087,442	14,121,206	97.6%	95.7%	1,277	1,260
41	Forty 57 Apartments(6)	Lexington, KY	3/6/2020	436	63,030,831	33,515,762	98.2%	95.2%	987	964
42	Riverford Crossing Apartments(6)	Frankfort, KY	3/6/2020	300	38,139,145	19,114,002	97.3%	95.7%	$1,061	$1,002
43	Hilliard Grand Apartments(6)	Dublin, OH	3/6/2020	314	50,549,232	23,793,453	96.5%	94.3%	1,306	1,280
44	Deep Deuce at Bricktown(6)	Oklahoma City, OK	3/6/2020	294	52,519,973	33,340,580	95.2%	95.2%	1,239	1,242
45	Retreat at Quail North(6)	Oklahoma City, OK	3/6/2020	240	31,945,162	13,482,796	97.1%	97.1%	982	986
46	Tapestry Park Apartments(8)	Birmingham, AL	3/6/2020	354	68,840,769	48,699,796	93.5%	97.2%	1,414	1,380
47	BriceGrove Park Apartments(6)	Canal Winchester, OH	3/6/2020	240	27,854,616	(7)	97.5%	94.6%	978	936
48	Retreat at Hamburg Place(6)	Lexington, KY	3/6/2020	150	21,341,085	(7)	98.0%	97.3%	1,051	1,026

PART I — FINANCIAL INFORMATION (continued)

							Average Monthly Occupancy(1)		Average Monthly Rent(2)
	Property Name	Location	Purchase Date	Number of Homes	Purchase Price	Mortgage Debt Outstanding(3)	Jun 30, 2021	Dec 31, 2020	Jun 30, 2021	Dec 31, 2020
49	Villas at Huffmeister(6)	Houston, TX	3/6/2020	294	$41,720,117	$27,290,725	98.6%	97.6%	$1,170	$1,190
50	Villas of Kingwood(6)	Kingwood, TX	3/6/2020	330	54,428,708	34,717,002	96.1%	95.5%	1,220	1,207
51	Waterford Place at Riata Ranch(6)	Cypress, TX	3/6/2020	228	28,278,262	(7)	95.6%	95.2%	1,132	1,122
52	Carrington Place(6)	Houston, TX	3/6/2020	324	42,258,525	(7)	96.6%	95.7%	1,093	1,059
53	Carrington at Champion Forest(6)	Houston, TX	3/6/2020	284	37,280,704	(7)	96.5%	94.7%	1,092	1,103
54	Carrington Park at Huffmeister(6)	Cypress, TX	3/6/2020	232	33,032,451	20,819,072	97.4%	97.0%	1,195	1,179
55	Heritage Grand at Sienna Plantation(6)	Missouri City, TX	3/6/2020	240	32,796,345	14,098,517	96.7%	95.4%	1,105	1,104
56	Mallard Crossing Apartments(6)	Loveland, OH	3/6/2020	350	52,002,345	(7)	94.3%	94.9%	1,169	1,150
57	Reserve at Creekside(6)	Chattanooga, TN	3/6/2020	192	24,522,910	15,042,588	98.4%	95.8%	1,153	1,096
58	Oak Crossing Apartments(6)	Fort Wayne, IN	3/6/2020	222	32,391,032	21,569,095	98.6%	94.6%	1,050	1,026
59	Double Creek Flats(6)	Plainfield, IN	3/6/2020	240	35,490,439	23,571,744	97.5%	95.8%	1,110	1,075
60	Jefferson at Perimeter Apartments(6)	Dunwoody, GA	3/6/2020	504	113,483,898	73,020,091	95.0%	96.2%	1,355	1,334
61	Bristol Village Apartments(6)	Aurora, CO	3/6/2020	240	62,019,009	34,980,995	96.3%	96.7%	1,451	1,400
62	Canyon Resort at Great Hills Apartments(6)	Austin, TX	3/6/2020	256	48,319,858	31,644,623	89.5%	95.3%	1,375	1,371
63	Reflections on Sweetwater Apartments(6)	Lawrenceville, GA	3/6/2020	280	47,727,470	30,837,085	98.2%	97.5%	1,168	1,148
64	The Pointe at Vista Ridge(6)	Lewisville, TX	3/6/2020	300	51,625,394	31,023,229	98.0%	96.0%	1,300	1,282
65	Belmar Villas(6)	Lakewood, CO	3/6/2020	318	79,351,923	46,819,687	95.6%	94.7%	1,362	1,355
66	Sugar Mill Apartments(6)	Lawrenceville, GA	3/6/2020	244	42,784,645	24,832,254	97.5%	96.7%	1,211	1,154
67	Avery Point Apartments(6)	Indianapolis, IN	3/6/2020	512	55,706,852	31,268,630	94.7%	95.3%	867	841
68	Cottage Trails at Culpepper Landing(6)	Chesapeake, VA	3/6/2020	183	34,657,950	23,127,034	98.4%	97.8%	1,473	1,410
69	Arista at Broomfield(8)	Broomfield, CO	3/13/2020	—	8,950,417	—	—%	—%	—	—
70	VV&M Apartments	Dallas, TX	4/21/2020	310	59,969,074	45,328,745	96.8%	92.6%	1,309	1,363
71	Flatirons Apartments(9)	Broomfield, CO	6/19/2020	—	8,989,353	—	—%	—%	—	—
72	Los Robles	San Antonio, TX	11/19/2020	306	51,620,836	—	96.4%	90.5%	1,272	1,261
73	Ballpark Apartments at Town Madison	Huntsville, AL	6/29/2021	274	77,466,685	—	92.7%	—%	1,438	—

				21,936	$3,254,370,156	$1,388,596,919	96.2%	95.4%	$1,198	$1,173

PART I — FINANCIAL INFORMATION (continued)

(1)	As of June 30, 2021, our portfolio was approximately 98.1% leased, calculated using the number of occupied and contractually leased apartment homes divided by total apartment homes.
(2)	Average monthly rent is based upon the effective rental income for the month of June 2021 after considering the effect of vacancies, concessions and write-offs.
(3)

Mortgage debt outstanding is net of deferred financing costs, net and premiums and discounts, net associated with the loans for each individual property listed above but excludes the principal balance of $750,477,000 and associated deferred financing costs of $5,191,773 related to the refinancings pursuant to our credit facilities and revolver, each as described herein.

(4)	Properties secured under the terms of the Master Credit Facility Agreement, or MCFA, with Newmark Group Inc., formerly Berkeley Point Capital, LLC, or the Facility Lender.
(5)

We acquired the Garrison Station property on May 30, 2019, which included unimproved land, currently zoned as a planned unit development, or PUD. The current zoning permits the development of the property into a multifamily community with 176 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market. On October 16, 2019, we obtained a loan from PNC Bank, National Association, or PNC Bank, in an amount up to a maximum principal balance of $19,800,000 to finance a portion of the development and construction. As of June 30, 2021, five buildings comprised of 95 apartment homes were placed in service and were 95.7% leased, and are included within total real estate held for investment, net in the accompanying consolidated balance sheets.

(6)

We acquired 36 real estate properties in the Mergers on March 6, 2020, for an aggregate purchase price of $1,575,891,924, which represents the fair value of the acquired real estate assets including capitalized transaction costs.

(7)	Properties secured under the terms of a Master Credit Facility Agreement with PNC Bank, or the PNC MCFA.
(8)

We acquired the Arista at Broomfield property on March 13, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 325 apartment homes of 1, 2 and 3-bedrooms with a typical mix for this market.

(9)

We acquired the Flatirons property on June 19, 2020, which included unimproved land, currently zoned as a PUD. The current zoning permits the development of the property into a multifamily community with 296 apartment homes of studio, 1 and 2-bedrooms with a typical mix for this market.

Critical Accounting Policies

The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. Our critical accounting policies are described in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, filed with the SEC on March 12, 2021. There have been no significant changes in our critical accounting policies from those reported in our Annual Report, or the Annual Report, except for the accounting policy regarding casualty loss, which is described below. With respect to these critical accounting policies, we believe that the application of judgments and assessments is consistently applied and produces financial information that fairly depicts the results of operations for all periods presented.

Casualty Loss

We carry liability insurance to mitigate our exposure to certain losses, including those relating to property damage and business interruption. We record the estimated amount of expected insurance proceeds for property damage and other losses incurred as an asset (typically a receivable from the insurer) and income up to the

PART I — FINANCIAL INFORMATION (continued)

amount of the losses incurred when receipt of insurance proceeds is deemed probable. Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is recorded in other income when the proceeds are received. During the six months ended June 30, 2021, we incurred property damage and other losses of $23,164,541, which was recorded as general and administrative expenses, with a corresponding insurance recoveries income up to the amount of losses incurred (as described above) within general and administrative expenses in the accompanying consolidated statements of operations.

Distributions

Our board of directors has declared daily distributions that are paid on a monthly basis. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, general economic conditions or other factors prohibit us from doing so. We may declare distributions in excess of our funds from operations. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year.

Distributions declared (1) accrued daily to our stockholders of record as of the close of business on each day, (2) are payable in cumulative amounts on or before the third day of each calendar month with respect to the prior month and (3) were calculated at a rate of $0.002466 per share per day during the month of January 2021, which if paid each day over a 365-day period, is equivalent to $0.90 per share, and were calculated at a rate of $0.001438 per share per day commencing on February 1, 2021 through June 30, 2021, which if paid each day over a 365-day period, is equivalent to $0.525 per share.

The distributions declared and paid during the first and second fiscal quarters ended June 30, 2021, along with the amount of distributions reinvested pursuant to the distribution reinvestment plan were as follows:

			Distributions Paid(3)			Sources of Distributions Paid
Period	Distributions Declared(1)	Distributions Declared Per Share(1)(2)	Cash	Reinvested	Total	Cash Flow From Operations	Funds Equal to Amounts Reinvested in our Distribution Reinvestment Plan	Net Cash Provided by Operating Activities
1st Quarter 2021	$18,909,212	$0.161	$18,012,522	$4,600,603	$22,613,125	$4,040,865	$18,572,260	$4,040,865
2nd Quarter 2021	15,355,645	0.131	12,412,151	3,108,489	15,520,640	15,520,640	—	25,001,402

	$34,264,857	$0.292	$30,424,673	$7,709,092	$38,133,765	$19,561,505	$18,572,260	$29,042,267

(1)

Distributions during the month ended January 2021 were based on daily record dates and calculated at a rate of $0.002466 per share per day. On January 12, 2021, our board of directors determined to reduce the distribution rate to $0.001438 per share per day commencing on February 1, 2021 and ending February 28, 2021, which was extended through June 30, 2021, and which if paid each day over a 365-day period is equivalent to $0.525 per share.

(2)	Assumes each share was issued and outstanding each day during the period presented.
(3)	Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately three days following month end.

For the three and six months ended June 30, 2021, we paid aggregate distributions of $15,520,640 and $38,133,765, including $12,412,151 and $30,424,673 of distributions paid in cash and 199,903 and 501,978 shares of our common stock issued pursuant to our distribution reinvestment plan for $3,108,489 and $7,709,092, respectively. For the three and six months ended June 30, 2021, our net loss was $13,700,912 and $28,510,475, we had funds from operations, or FFO, of $19,351,234 and $38,193,000 and net cash provided by operations of

PART I — FINANCIAL INFORMATION (continued)

$25,001,402 and $29,042,267, respectively. For the three and six months ended June 30, 2021, we funded $15,520,640 and $19,561,505, or 100% and 51%, of total distributions paid, including shares issued pursuant to our distribution reinvestment plan, from net cash provided by operating activities and $0 and $18,572,260, or 0% and 49%, from funds equal to our distribution reinvestment plan, respectively. Since inception, of the $324,530,825 in total distributions paid through June 30, 2021, including shares issued pursuant to our distribution reinvestment plan, 67% of such amounts were funded from cash flow from operations, 27% were funded from funds equal to amounts reinvested in our distribution reinvestment plan and 6% were funded from net public offering proceeds. For information on how we calculate FFO and the reconciliation of FFO to net loss, see “—Funds from Operations and Modified Funds from Operations.”

Our long-term policy is to pay distributions solely from cash flow from operations. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings or offering proceeds. We have not established a limit on the amount of proceeds we may use from sources other than cash flow from operations to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments.

We continue to monitor the outbreak of the COVID-19 pandemic and its impact on our liquidity. Our operations could be materially negatively affected if the economic downturn is prolonged, which could adversely affect our operating results and therefore our ability to pay our distributions.

Inflation

Substantially all of our multifamily property leases are for a term of one year or less. In an inflationary environment, this may allow us to realize increased rents upon renewal of existing leases or the beginning of new leases. Short-term leases generally will minimize our risk from the adverse effects of inflation, although these leases generally permit residents to leave at the end of the lease term and therefore will expose us to the effects of a decline in market rents. In a deflationary rent environment, we may be exposed to declining rents more quickly under these shorter term leases.

With respect to other commercial properties, we expect in the future to include provisions in our leases designed to protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance.

As of June 30, 2021, we had not entered into any material leases as a lessee, except for a sub-lease entered into in connection with the Internalization Transaction on September 1, 2020. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

REIT Compliance

To continue to qualify as a REIT for tax purposes, we are required to distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP) to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We monitor the operations and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year following the year we initially elected to be taxed as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates.

PART I — FINANCIAL INFORMATION (continued)

Liquidity and Capital Resources

We use secured borrowings, and intend to use in the future secured and unsecured borrowings. At June 30, 2021, our debt was approximately 56% of the value of our properties, as determined by the most recent valuations performed by an independent third-party appraiser as of December 31, 2020. Going forward, we expect that our borrowings (after debt amortization) will be approximately 55% to 60% of the value of our properties and other real estate-related assets. Under our charter, we are prohibited from borrowing in excess of 300% of the value of our net assets, which generally approximates to 75% of the aggregate cost of our assets, though we may exceed this limit only under certain circumstances.

Our principal demand for funds will be to fund value-enhancement, a portion of development projects and other capital improvement projects, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs, other than asset acquisitions, from operations. Otherwise, we expect that our principal sources of working capital will include:

•	unrestricted cash balance, which was $160,949,592 as of June 30, 2021;

•	various forms of secured and unsecured financing;

•	equity capital from joint venture partners; and

•	proceeds from our distribution reinvestment plan.

Over the short term, we believe that our sources of capital, specifically our cash balances, cash flow from operations, our ability to raise equity capital from joint venture partners and our ability to obtain various forms of secured and unsecured financing will be adequate to meet our liquidity requirements and capital commitments.

Over the longer term, in addition to the same sources of capital we will rely on to meet our short-term liquidity requirements, we may also conduct additional public or private offerings of our securities, refinance debt or dispose of assets to fund our operating activities, debt service, distributions and future property acquisitions and development projects. We expect these resources will be adequate to fund our ongoing operating activities as well as providing capital for investment in future development and other joint ventures along with potential forward purchase commitments.

Credit Facilities

Master Credit Facility

On July 31, 2018, 16 of our indirect wholly-owned subsidiaries terminated the existing mortgage loans with their lenders for an aggregate principal amount of $479,318,649 and entered into the MCFA with the Facility Lender, for an aggregate principal amount of $551,669,000. On February 11, 2020, in connection with the financing of Patina Flats at the Foundry, we and the Facility Lender amended the MCFA to include Patina Flats at the Foundry and an unencumbered multifamily property owned by us as substitute collateral for three multifamily properties disposed of and released from the MCFA. We also increased our outstanding borrowings pursuant to the MCFA by $40,468,000, a portion of which was attributable to the acquisition of Patina Flats at the Foundry. The MCFA provides for four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001,400 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917,250 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $82,750,350 that accrues interest at the one-month London Interbank Offered Rate, or LIBOR, plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468,000 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless, in each case, the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. We paid $2,072,480 in the aggregate in loan origination fees to the Facility Lender in connection with the refinancings, and paid our Former Advisor a loan coordination fee of $3,061,855.

PART I — FINANCIAL INFORMATION (continued)

PNC Master Credit Facility

On June 17, 2020, seven of our indirect wholly-owned subsidiaries, each a “Borrower” and collectively, the “Facility Borrowers” entered into the PNC MCFA with PNC Bank, for an aggregate principal amount of $158,340,000. The PNC MCFA provides for two tranches: (1) a fixed rate loan in the aggregate principal amount of $79,170,000 that accrues interest at 2.82% per annum; and (2) a variable rate loan in the aggregate principal amount of $79,170,000 that accrues interest at the one-month LIBOR plus 2.135% per annum. If LIBOR is no longer posted through electronic transmission, is no longer available or, in PNC Bank’s determination, is no longer widely accepted or has been replaced as the index for similar financial instruments, PNC Bank will choose a new index taking into account general comparability to LIBOR and other factors, including any adjustment factor to preserve the relative economic positions of the Borrowers and PNC Bank with respect to any advances made pursuant to the PNC MCFA. We paid $633,360 in the aggregate in loan origination fees to PNC Bank in connection with the financings, and paid the Former Advisor a loan coordination fee of $791,700.

Revolving Credit Loan Facility

On June 26, 2020, we entered into a revolving credit loan facility, or the Revolver, with PNC Bank in an amount not to exceed $65,000,000. The Revolver provides for advances, each, a “Revolver Loan”, solely for the purpose of financing the costs in connection with acquisitions and development of real estate projects and for general corporate purposes (subject to certain debt service and loan to value requirements). The Revolver has a maturity date of June 26, 2023, subject to extension, as further described in the loan agreement. Advances made under the Revolver are secured by the Landings at Brentwood property.

We have the option to select the interest rate in respect of the outstanding unpaid principal amount of the Revolver Loans from the following options: (1) a fluctuating rate per annum equal to the sum of the daily LIBOR rate plus the daily LIBOR rate spread or (2) a fluctuating rate per annum equal to the base rate plus the alternate rate spread. No amounts were outstanding on the Revolver as of June 30, 2021 and December 31, 2020.

As of June 30, 2021 and December 31, 2020, the advances obtained and certain financing costs incurred under the MCFA, PNC MCFA and the Revolver, which is included in credit facilities, net, in the accompanying consolidated balance sheets, are summarized in the following table.

	Amount of Advance as of
	June 30, 2021	December 31, 2020
Principal balance on MCFA, gross	$592,137,000	$592,137,000
Principal balance on PNC MCFA, gross	158,340,000	158,340,000
Deferred financing costs, net on MCFA(1)	(3,202,518)	(3,436,850)
Deferred financing costs, net on PNC MCFA(2)	(1,599,176)	(1,689,935)
Deferred financing costs, net on Revolver(3)	(390,079)	(487,329)

Credit facilities, net	$745,285,227	$744,862,886

(1)	Accumulated amortization related to deferred financing costs in respect of the MCFA as of June 30, 2021 and December 31, 2020, was $1,532,597 and $1,298,265, respectively.
(2)	Accumulated amortization related to deferred financing costs in respect of the PNC MCFA as of June 30, 2021 and December 31, 2020, was $190,042 and $99,283, respectively.
(3)	Accumulated amortization related to deferred financing costs in respect of the Revolver as of June 30, 2021 and December 31, 2020, was $198,799 and $101,549, respectively.

PART I — FINANCIAL INFORMATION (continued)

Forward Contracts

On May 6, 2021 and June 14, 2021, we entered into agreements, or the Forward Contract Obligations, with the general contractor, or GC, to acquire, for a fixed price, a lumber material package and mixed material package to be used in the construction of the Arista at Broomfield development. Under the Forward Contract Obligations, the GC is obligated to deliver the specific package of lumber and mixed materials and we are obligated to pay, the agreed upon sum of $8,949,562 and $6,532,344 to the GC upon delivery, which is estimated to be late summer or early fall 2021. Pursuant to the Forward Contract Obligations, the GC owns and is responsible for storage of the lumber and mixed material packages prior to delivery to us. The Forward Contract Obligations are recorded in the consolidated financial statements in the period in which the Forward Contract Obligations are cancelled or the lumber and or mixed material packages are purchased from the GC for use in the development.

Construction loan

On October 16, 2019, we entered into an agreement with PNC Bank for a construction loan related to the development of Garrison Station, a development project in Murfreesboro, TN, in an aggregate principal amount not to exceed $19,800,000 for a thirty-six month initial term and two twelve month mini-perm extensions. The rate of interest on the construction loan is daily LIBOR plus 2.00%, which then reduces to the daily LIBOR plus 1.80% upon achieving completion as defined in the construction loan agreement and at a debt service coverage ratio (“DSCR”) of 1.15x. The loan includes a 0.4% fee at closing, a 0.1% fee upon exercising the mini-perm and a 0.1% fee upon extending the mini-perm, each payable to PNC Bank. There is an exit fee of 1% which will be waived if permanent financing is secured through PNC Bank or one of their affiliates. As of June 30, 2021 and December 31, 2020, the principal outstanding balance on the construction loan was $14,831,682 and $6,264,549, respectively.

Assumed Debt as a Result of the Completion of Mergers

On March 6, 2020, upon consummation of the Mergers, we assumed all of SIR’s and STAR III’s obligations under the outstanding mortgage loans secured by 29 properties. We recognized the fair value of the assumed notes payable in the Mergers of $795,431,027, which consisted of the assumed principal balance of $791,020,471 and a net premium of $4,410,556.

The following is a summary of the terms of the assumed loans on the date of the Mergers:

			Interest Rate Range
Type	Number of Instruments	Maturity Date Range	Minimum	Maximum	Principal Outstanding At Merger Date
Variable rate	2	1/1/2027—9/1/2027	1-Mo LIBOR + 2.195%	1-Mo LIBOR + 2.31%	$64,070,000
Fixed rate	27	10/1/2022—10/1/2056	3.19%	4.66%	726,950,471

Assumed Principal Mortgage Notes Payable	29				$791,020,471

Reference Rate Reform

In July 2017, the Financial Conduct Authority announced it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. We are monitoring the market transition from the LIBOR and other inter bank offered rates to alternative reference rates, such as the secured overnight financing rate, or SOFR, which we refer to as reference rate reform. For more information on reference rate reform, see Note 2 (Summary of Significant Accounting Policies) to our consolidated financial statements in this Quarterly Report

PART I — FINANCIAL INFORMATION (continued)

for details. We identified the instruments influenced by LIBOR to be our variable rate mortgage notes payable and interest rate cap agreements, a majority of which, are expected to continue to use LIBOR through June 2023 or beyond until lenders and other market participants finalize their transition plans. Once transition plans are finalized, it is expected that SOFR will be used. Given the nature of the expected changes to our interest rate cap agreements (all of which mature by July 1, 2023 and are not expected to transition to SOFR) and variable rate mortgage notes payable, we expect to meet the conditions of the practical expedients provided by the FASB and elect to not apply the modification accounting requirements to our contracts affected by the reference rate reform within the permitted period of December 31, 2022.

Cash Flows Provided by Operating Activities

During the six months ended June 30, 2021, net cash provided by operating activities was $29,042,267, compared to $26,067,550 for the six months ended June 30, 2020. The increase in our net cash provided by operating activities is primarily due to a decrease in investment management fees, loan coordination fees, property management fees and property management reimbursements paid to our Former Advisor as a result of the Internalization Transaction, partially offset by an increase in interest payments and an increase related to the damage caused to certain multifamily properties impacted by the winter storm that took place in February 2021, compared to the same prior year period.

Cash Flows (Used in) Provided by Investing Activities

During the six months ended June 30, 2021, net cash used in investing activities was $104,543,729, compared to $31,202,385 of net cash provided by investing activities during the six months ended June 30, 2020. The increase in our net cash used in investing activities was primarily due to the increase in cash and restricted cash acquired in connection with the Mergers, net of transaction costs, and the decrease in net proceeds from the sale of real estate investments, partially offset by the decrease in the acquisition of land held for the development of apartment homes during the six months ended June 30, 2021, compared to the same prior year period. Net cash used in investing activities during the six months ended June 30, 2021, consisted of the following:

•	$75,966,685 of cash used for the acquisition of real estate investments;

•	$17,869,569 of cash used for improvements to real estate investments;

•	$9,861,232 of cash used for additions to real estate held for development;

•	$1,500,000 of cash used for escrow deposits for real estate acquisitions;

•	$12,200 of cash used for interest rate cap agreements; and

•	$665,957 of cash provided by proceeds from insurance claims.

Cash Flows (Used in) Provided by Financing Activities

During the six months ended June 30, 2021 and 2020, net cash used in financing activities was $32,346,277, compared to $161,532,802 of net cash provided by financing activities during the six months ended June 30, 2020. The change from net cash provided by financing activities to net cash used in financing activities was primarily due to a decrease in proceeds received from borrowings on the MCFA and PNC MCFA, an increase in payments on our mortgage notes payable, and an increase in distributions paid to and repurchases of common stock from common stockholders during the six months ended June 30, 2021, compared to the six months ended June 30, 2020, partially offset by a decrease in deferred financing costs and an increase in proceeds from the issuance of mortgage notes payable during the six months ended June 30, 2021, compared to the same prior year

PART I — FINANCIAL INFORMATION (continued)

period. Net cash used in financing activities during the six months ended June 30, 2021, consisted of the following:

•	$4,379,959 of net cash from the issuance of a mortgage note payable after $4,187,174, of principal payments on mortgage notes payable;

•	$30,424,673 of net cash distributions to our stockholders, after giving effect to distributions reinvested by stockholders of $7,709,092; and

•	$6,301,563 of cash paid for the repurchase of common stock.

Contractual Commitments and Contingencies

As of June 30, 2021, we had (1) indebtedness totaling $2,133,882,146, comprised of an aggregate principal amount of $2,142,186,851, net deferred financing costs of $11,273,390 and net premiums of $2,968,685 and (2) the Forward Contract Obligations of $15,481,906. The following is a summary of our contractual obligations as of June 30, 2021:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest payments on outstanding debt obligations(1)	$577,003,363	$40,311,258	$156,808,655	$145,620,947	$234,262,503
Principal payments on outstanding debt obligations(2)	2,142,186,851	4,475,904	110,349,830	255,770,627	1,771,590,490
Forward contract obligations(3)	15,481,906	15,481,906	—	—	—

Total	$2,734,672,120	$60,269,068	$267,158,485	$401,391,574	$2,005,852,993

(1)

Scheduled interest payments on outstanding debt obligations are based on the outstanding principal amounts and interest rates in effect at June 30, 2021. We incurred interest expense of $20,087,353 and $39,895,031 during the three and six months ended June 30, 2021, including amortization of deferred financing costs totaling $548,784 and $1,097,565, net unrealized loss (gain) from the change in fair value of interest rate cap agreements of $9,617 and $(1,203), amortization of net loan premiums and discounts of $(423,160) and $(841,049), credit facility commitment fees of $31,417 and $65,991, imputed interest on the finance lease portion of the sublease of $86 and $193, and capitalized interest of $244,822 and $560,066, respectively. The capitalized interest is included in real estate on the consolidated balance sheets.

(2)

Scheduled principal payments on outstanding debt obligations are based on the terms of the notes payable agreements. Amounts exclude net deferred financing costs and any loan premiums or discounts associated with certain notes payable.

(3)

Scheduled payments on the Forward Contract Obligations are based on the terms of the forward contract agreements entered into with the GC on May 6, 2021 and June 14, 2021, for the lumber and mixed material packages required to construct the Arista at Broomfield project according to the approved plans, locking in the price of the lumber and mixed materials as of that date.

Our debt obligations contain customary financial and non-financial debt covenants. As of June 30, 2021 and December 31, 2020, we were in compliance with all debt covenants.

Results of Operations

Overview

The discussion that follows is based on our consolidated results of operations for the three and six months ended June 30, 2021 and 2020. The ability to compare one period to another is primarily affected by (1) the

PART I — FINANCIAL INFORMATION (continued)

acquisitions and dispositions of multifamily properties inclusive of 36 multifamily properties acquired in the Mergers during the six months ended June 30, 2020, the acquisition of two multifamily properties since June 30, 2020, the disposition of two multifamily properties since June 30, 2020, and to a lesser extent placing into service 95 apartment homes previously held for development during the six months ended June 30, 2021, and (2) the Internalization Closing. As of June 30, 2021, we owned 70 multifamily properties and three parcels of land held for the development of apartment homes. Our results of operations were also affected by our value-enhancement activity completed through June 30, 2021.

Our results of operations for the three and six months ended June 30, 2021 and 2020, are not indicative of those expected in future periods. We continued to perform value-enhancement projects, which may have an impact on our future results of operations. As a result of the Internalization Transaction, we are now a self-managed REIT and no longer bear the costs of the various fees and expense reimbursements previously paid to our Former Advisor and its affiliates. However, our expenses include the compensation and benefits of our officers, employees and consultants, as well as overhead previously paid by our Former Advisor and its affiliates.

Additionally, the outbreak of COVID-19 impacted our residents’ ability to pay rent which in turn could impact our future revenues and expenses. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information, which may emerge concerning the severity of “future waves” of COVID-19 outbreaks, the success of actions taken to contain or treat COVID-19, access to testing and vaccines, and reactions by consumers, companies, governmental entities and capital markets.

To provide additional insight into our operating results, we are also providing a detailed analysis of same-store versus non-same-store net operating income, or NOI. For more information on NOI and a reconciliation of NOI (a non-GAAP financial measure) to net loss, see “—Net Operating Income.”

PART I — FINANCIAL INFORMATION (continued)

Consolidated Results of Operations for the Three Months Ended June 30, 2021, Compared to the Three Months Ended June 30, 2020

The following table summarizes the consolidated results of operations for the three months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,				$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2021	2020	Change $	Change %
Total revenues	$85,624,632	$80,295,594	$5,329,038	7%	$(232,246)	$5,561,284
Operating, maintenance and management	(21,333,781)	(19,719,766)	(1,614,015)	(8)%	21,001	(1,635,016)
Real estate taxes and insurance	(14,587,524)	(13,667,771)	(919,753)	(7)%	(303,432)	(616,321)
Fees to affiliates	(4,263)	(13,709,333)	13,705,070	100%	256,514	13,448,556
Depreciation and amortization	(33,277,511)	(53,455,666)	20,178,155	38%	1,247,739	18,930,416
Interest expense	(20,087,353)	(19,715,318)	(372,035)	(2)%	302,746	(674,781)
General and administrative expenses	(11,736,380)	(5,272,855)	(6,463,525)	(123)%	18,713	(6,482,238)
Impairment of real estate	—	(5,039,937)	5,039,937	100%	5,039,937	—
Interest income	98,049	134,262	(36,213)	(27)%	119	(36,332)
Insurance proceeds in excess of losses incurred	31,873	57,689	(25,816)	(45)%	—	(25,816)
Equity in loss from unconsolidated joint venture	—	(2,968,207)	2,968,207	100%	—	2,968,207
Fees and other income from affiliates	1,571,346	—	1,571,346	100%	—	1,571,346

Net loss	$(13,700,912)	$(53,061,308)	$39,360,396	74%

NOI(3)	$49,699,064	$43,694,146	$6,004,918	14%

FFO(4)	$19,351,234	$8,884,356	$10,466,878	118%

MFFO(4)	$20,146,618	$10,251,910	$9,894,708	97%

(1)

Represents the favorable (unfavorable) dollar amount change for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, related to multifamily properties acquired, disposed of, or placed in service, on or after April 1, 2020.

(2)

Represents the favorable (unfavorable) dollar amount change for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

(3)

NOI is a non-GAAP financial measure used by investors and our management to evaluate and compare the performance of our properties and to determine trends in earnings. However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other

PART I — FINANCIAL INFORMATION (continued)

expense, acquisition costs, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of our properties and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs, all of which are significant economic costs. For additional information on how we calculate NOI and a reconciliation of NOI to net loss, see “—Net Operating Income.”
(4)

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. Additionally, we use modified funds from operations, or MFFO, as defined by the Institute for Portfolio Alternatives (formerly known as the Investment Program Association), or IPA, as a supplemental measure to evaluate our operating performance. MFFO is based on FFO but includes certain adjustments we believe are necessary due to changes in accounting and reporting under GAAP since the establishment of FFO. Neither FFO nor MFFO should be considered as alternatives to net loss or other measurements under GAAP as indicators of our operating performance, nor should they be considered as alternatives to cash flow from operating activities or other measurements under GAAP as indicators of liquidity. For additional information on how we calculate FFO and MFFO and a reconciliation of FFO and MFFO to net loss, see “—Funds From Operations and Modified Funds From Operations.”

Net loss

For the three months ended June 30, 2021, we had a net loss of $13,700,912 compared to a net loss of $53,061,308 for the three months ended June 30, 2020. The decrease in net loss of $39,360,396 over the comparable prior year period was due to the increase in total revenues of $5,329,038, the decrease in fees to affiliates of $13,705,070, the decrease in depreciation and amortization expense of $20,178,155, the decrease in the impairment of real estate of $5,039,937, the decrease in loss from unconsolidated joint venture of $2,968,207, and the increase in fees and other income from affiliates of $1,571,346, partially offset by the increase in operating, maintenance and management expenses of $1,614,015, the increase in real estate taxes and insurance of $919,753, the increase in interest expense of $372,035, the increase in general and administrative expenses of $6,463,525, the decrease in interest income of $36,213, and the decrease in insurance proceeds in excess of losses incurred of $25,816.

Total revenues

Total revenues were $85,624,632 for the three months ended June 30, 2021, compared to $80,295,594 for the three months ended June 30, 2020. The increase of $5,329,038 was primarily due to an increase in occupancy from 94.6% as of June 30, 2020 to 96.2% as of June 30, 2021 coupled with an increase in average monthly rents from $1,180 to $1,198 during the same period. We also experienced an increase of $5,561,284 in total revenues at the multifamily properties held throughout both periods as a result of ordinary monthly rent increases and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses for the three months ended June 30, 2021, were $21,333,781 compared to $19,719,766 for the three months ended June 30, 2020. The increase of $1,614,015 was primarily due to increases in information technology related expenses, repairs and maintenance and advertising during the three months ended June 30, 2021 compared to the same prior year period.

PART I — FINANCIAL INFORMATION (continued)

Real estate taxes and insurance

Real estate taxes and insurance expenses were $14,587,524 for the three months ended June 30, 2021, compared to $13,667,771 for the three months ended June 30, 2020. The increase of $919,753 was primarily due to an increase in assessed real estate tax values at certain properties in our portfolio.

Fees to affiliates

Fees to affiliates were $4,263 for the three months ended June 30, 2021, compared to $13,709,333 for the three months ended June 30, 2020. The net decrease of $13,705,070 was primarily due to a decrease in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel as a result of the Internalization Transaction.

Depreciation and amortization

Depreciation and amortization expenses were $33,277,511 for the three months ended June 30, 2021, compared to $53,455,666 for the three months ended June 30, 2020. The decrease of $20,178,155 was primarily due to the net decrease in tenant origination and absorption costs acquired in connection with the Mergers of $39,395,837, subsequently amortized since June 30, 2020. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the three months ended June 30, 2021, was $20,087,353 compared to $19,715,318 for the three months ended June 30, 2020. The increase of $372,035 was primarily due to the increase in credit facility borrowings during the three months ended June 30, 2020, which experienced a full quarter of interest expense during the three months ended June 30, 2021.

Included in interest expense is the amortization of deferred financing costs of $548,784 and $482,406, net unrealized loss from the change in fair value of interest rate cap agreements of $9,617 and $24,943, interest on capital leases of $86 and $0, amortization of net loan premiums and discounts of $(423,160) and $(413,858) and costs associated with the refinancing of debt of $0 and $11,484, net of capitalized interest of $244,822 and $193,049, for the three months ended June 30, 2021 and 2020, respectively. The capitalized interest is included in real estate on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2021, were $11,736,380 compared to $5,272,855 for the three months ended June 30, 2020. These general and administrative costs consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $6,463,525 was primarily due to an increase of $6,482,238 in general and administrative expenses predominantly due to payroll costs for the acquired personnel as a result of the Internalization Transaction.

Impairment of real estate assets

Impairment charges of real estate assets for the three months ended June 30, 2021, were $0 compared to $5,039,937 for the three months ended June 30, 2020. The impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three months ended June 30, 2020.

PART I — FINANCIAL INFORMATION (continued)

Interest income

Interest income for the three months ended June 30, 2021, was $98,049 compared to $134,262 for the three months ended June 30, 2020. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the three months ended June 30, 2021, was $31,873 compared to $57,689 for the three months ended June 30, 2020. In general, we expect insurance proceeds in excess of losses incurred to be correlated to the volume and severity of insurance related incidents at our multifamily properties.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the three months ended June 30, 2021, was $0 compared to $2,968,207 for the three months ended June 30, 2020. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture had been accounted for as an unconsolidated joint venture under the equity method of accounting. On July 16, 2020, we sold our joint venture interest. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the three months ended June 30, 2021, was $1,571,346 compared to $0 for the three months ended June 30, 2020. The increase of $1,571,346 was primarily income earned pursuant to the SRI Property Management Agreements and Construction Management Agreements with affiliates of our former sponsor and the Transition Services Agreement entered into in connection with the Internalization Transaction. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

PART I — FINANCIAL INFORMATION (continued)

Consolidated Results of Operations for the Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020

The following table summarizes the consolidated results of operations for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,		Change $	Change %	$ Change Due to Acquisitions or Dispositions(1)	$ Change Due to Properties Held Throughout Both Periods and Corporate Level Activity(2)
	2021	2020
Total revenues	$168,782,450	$134,009,534	$34,772,916	26%	$30,859,620	$3,913,296
Operating, maintenance and management	(42,098,814)	(32,216,328)	(9,882,486)	(31)%	(8,014,753)	(1,867,733)
Real estate taxes and insurance	(28,444,417)	(22,411,216)	(6,033,201)	(27)%	(5,627,532)	(405,669)
Fees to affiliates	(8,550)	(22,136,629)	22,128,079	100%	8,387,838	13,740,241
Depreciation and amortization	(67,152,017)	(82,031,561)	14,879,544	18%	12,991,096	1,888,448
Interest expense	(39,895,031)	(34,106,272)	(5,788,759)	(17)%	(6,660,530)	871,771
General and administrative expenses	(23,061,791)	(7,703,154)	(15,358,637)	(199)%	206,103	(15,564,740)
Impairment of real estate	—	(5,039,937)	5,039,937	100%	5,039,937	—
Gain on sale of real estate, net	—	11,384,599	(11,384,599)	(100)%	(11,384,599)	—
Interest income	203,068	387,516	(184,448)	(48)%	(118,121)	(66,327)
Insurance proceeds in excess of losses incurred	135,360	124,412	10,948	9%	124,168	(113,220)
Equity in loss from unconsolidated joint venture	—	(3,003,400)	3,003,400	100%	3,003,400	—
Fees and other income from affiliates	3,029,267	—	3,029,267	100%	—	3,029,267

Net loss	$(28,510,475)	$(62,742,436)	$34,231,961	55%

NOI(3)	$98,236,585	$73,832,773	$24,403,812	33%

FFO(4)	$38,193,000	$16,562,739	$21,630,261	131%

MFFO(4)	$39,051,887	$17,944,768	$21,107,119	118%

(1)

Represents the favorable (unfavorable) dollar amount change for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, related to multifamily properties acquired or disposed of, or placed in service, on or after January 1, 2020.

(2)

Represents the favorable (unfavorable) dollar amount change for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, related to multifamily properties and corporate level entities owned by us throughout both periods presented.

PART I — FINANCIAL INFORMATION (continued)

(3)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.
(4)	See “—Funds From Operations and Modified Funds From Operations” below for a reconciliation of FFO and MFFO to net loss.

Net loss

For the six months ended June 30, 2021, we had a net loss of $28,510,475 compared to $62,742,436 for the six months ended June 30, 2020. The decrease in net loss of $34,231,961 over the comparable prior year period was due to an increase in total revenues of $34,772,916, a decrease in fees to affiliates of $22,128,079, a decrease in depreciation and amortization expense of $14,879,544, a decrease in impairment of real estate of $5,039,937, an increase in insurance proceeds in excess of losses incurred of $10,948, a decrease in equity in loss from unconsolidated joint venture of $3,003,400, and an increase in fees and other income from affiliates of $3,029,267, partially offset by an increase in operating, maintenance and management expenses of $9,882,486, an increase in real estate taxes and insurance of $6,033,201, an increase in interest expense of $5,788,759, an increase in general and administrative expenses of $15,358,637, a decrease in gain on sale of real estate, net of $11,384,599, and a decrease in interest income of $184,448.

Total revenues

Total revenues were $168,782,450 for the six months ended June 30, 2021, compared to $134,009,534 for the six months ended June 30, 2020. The increase of $34,772,916 was primarily due to the increase in total revenues of $30,859,620 due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $3,913,296 in total revenues at the multifamily properties held throughout both periods as a result of an increase in occupancy, ordinary monthly rent increases and the completion of value-enhancement projects.

Operating, maintenance and management expenses

Operating, maintenance and management expenses were $42,098,814 for the six months ended June 30, 2021, compared to $32,216,328 for the six months ended June 30, 2020. The increase of $9,882,486 was primarily due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $1,867,733 in operating, maintenance and management expenses at the multifamily properties held throughout both periods due to increases in payroll, information technology related expenses, utilities, repairs and maintenance and advertising.

Real estate taxes and insurance

Real estate taxes and insurance expenses were $28,444,417 for the six months ended June 30, 2021, compared to $22,411,216 for the six months ended June 30, 2020. The increase of $6,033,201 was primarily due to the increase in the number of properties in our portfolio, primarily from the Mergers, which experienced a full six months of operations in 2021. In addition, we experienced an increase of $405,669 in real estate taxes and insurance expenses at the multifamily properties held throughout both periods.

Fees to affiliates

Fees to affiliates were $8,550 for the six months ended June 30, 2021, compared to $22,136,629 for the six months ended June 30, 2020. The decrease of $22,128,079 was primarily due to a decrease in investment management fees, property management fees, loan coordination fees and the reimbursement of onsite personnel as a result of costs savings in connection with the Internalization Transaction.

PART I — FINANCIAL INFORMATION (continued)

Depreciation and amortization

Depreciation and amortization expenses were $67,152,017 for the six months ended June 30, 2021, compared to $82,031,561 for the six months ended June 30, 2020. The decrease of $14,879,544 was primarily due to the net decrease in tenant origination and absorption costs acquired in connection with the Mergers of $39,395,837, subsequently amortized since June 30, 2020. In addition, we experienced an increase of $1,888,448 in depreciation expenses at the properties held throughout both periods. We expect these amounts to increase slightly in future periods as a result of anticipated future enhancements to our real estate portfolio.

Interest expense

Interest expense for the six months ended June 30, 2021, was $39,895,031 compared to $34,106,272 for the six months ended June 30, 2020. The increase of $5,788,759 was primarily due to the increase in credit facility borrowings during the six months ended June 30, 2020, which experienced a full period of interest expense during the six months ended June 30, 2021.

Included in interest expense is the amortization of deferred financing costs of $1,097,565 and $809,876, net, unrealized (gain) loss on derivative instruments of $(1,203) and $27,194, amortization of net debt premiums of $(841,049) and $(528,440), interest on capital leases of $193 and $0, closing costs associated with the refinancing of debt of $0 and $42,881, credit facility commitment fees of $65,991 and $0, net of capitalized interest of $560,066 and $262,619 and interest on construction loans of $5,395 and $0, for the six months ended June 30, 2021 and 2020, respectively. The capitalized interest is included in real estate held for development on the consolidated balance sheets. Our interest expense in future periods will vary based on the impact of changes to LIBOR or the adoption of a replacement to LIBOR, our level of future borrowings, which will depend on the availability and cost of debt financing and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2021, were $23,061,791 compared to $7,703,154 for the six months ended June 30, 2020. These general and administrative expenses consisted primarily of payroll costs, legal fees, insurance premiums, audit fees, other professional fees and independent director compensation. The increase of $15,358,637 was primarily due to an increase of $15,564,740 in general and administrative expenses predominantly due to payroll costs for the acquired personnel as a result of the Internalization Transaction.

Impairment of real estate assets

Impairment charges of real estate assets for the six months ended June 30, 2021, were $0 compared to $5,039,937 for the six months ended June 30, 2020. The decrease in impairment charge of $5,039,937 resulted from our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the six months ended June 30, 2020. No impairment charges were recorded during the six months ended June 30, 2021.

Gain on sale of real estate

Gain on sale of real estate for the six months ended June 30, 2021, was $0 compared to $11,384,599 for the six months ended June 30, 2020. The decrease in gain on sale of real estate was due to the gain recognized on the disposition of one multifamily property during the six months ended June 30, 2020, compared to the disposition of no multifamily properties during the six months ended June 30, 2021. Our gain on sale of real estate in future periods will vary based on the opportunity to sell properties and real estate-related investments.

PART I — FINANCIAL INFORMATION (continued)

Interest income

Interest income for the six months ended June 30, 2021, was $203,068 compared to $387,516 for the six months ended June 30, 2020. Interest income consisted of interest earned on our cash, cash equivalents and restricted cash deposits. In general, we expect interest income to fluctuate with the change in our cash, cash equivalents and restricted cash deposits.

Insurance proceeds in excess of losses incurred

Insurance proceeds in excess of losses incurred for the six months ended June 30, 2021, was $135,360 compared to $124,412 for the six months ended June 30, 2020. In general, we expect insurance proceeds in excess of losses incurred to be correlated to the volume and severity of insurance related incidents at our multifamily properties.

Equity in loss from unconsolidated joint venture

Equity in loss from unconsolidated joint venture for the six months ended June 30, 2021, was $0 compared to $3,003,400 for the six months ended June 30, 2020. Upon consummation of the SIR Merger on March 6, 2020, we acquired a 10% interest in a joint venture. Our investment in the joint venture had been accounted for as an unconsolidated joint venture under the equity method of accounting. On July 16, 2020, we sold our joint venture interest. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

Fees and other income from affiliates

Fees and other income from affiliates for the six months ended June 30, 2021, was 3,029,267 compared to $0 for the six months ended June 30, 2020. The increase of $3,029,267 was solely due to income earned pursuant to the SRI Property Management Agreements and Construction Management Agreements with affiliates of our former sponsor and the Transition Services Agreement entered into in connection with the Internalization Transaction. See Note 10 (Related Party Arrangements) to our consolidated financial statements in this Quarterly Report for details.

Property Operations for the Three Months Ended June 30, 2021, Compared to the Three Months Ended June 30, 2020

For purposes of evaluating comparative operating performance, we categorize our properties as “same-store” or “non-same-store.” A “same-store” property is a property that was owned at April 1, 2020. A “non-same-store” property is a property that was acquired, placed into service or disposed of after April 1, 2020. As of June 30, 2021, 67 of our properties were categorized as same-store properties.

PART I — FINANCIAL INFORMATION (continued)

The following table presents the same-store results from operations for the three months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,
	2021	2020	Change $	Change %
Same-store properties:
Revenues	$82,860,207	$77,298,923	$5,561,284	7.2%
Operating expenses(1)	34,127,043	35,780,899	(1,653,856)	(4.6)%

Net operating income	48,733,164	41,518,024	7,215,140	17.4%

Non-same-store properties:
Net operating income	965,900	2,176,122	(1,210,222)

Total Net operating income(2)	$49,699,064	$43,694,146	$6,004,918

(1)

Same-store operating expenses include operating, maintenance and management expenses, real estate taxes and insurance, certain fees to affiliates and property-level general and administrative expenses.

(2)	See “—Net Operating Income” below for a reconciliation of NOI to net loss.

Net Operating Income

Same-store net operating income for the three months ended June 30, 2021, was $48,733,164 compared to $41,518,024 for the three months ended June 30, 2020. The 17.4% increase in same-store net operating income was a result of a 7.2% increase in same-store rental revenues and a 4.6% decrease in same-store operating expenses.

Revenues

Same-store revenues for the three months ended June 30, 2021, were $82,860,207 compared to $77,298,923 for the three months ended June 30, 2020. The 7.2% increase in same-store revenues was primarily a result of an increase in same-store occupancy from 95.2% as of June 30, 2020, to 96.4% as of June 30, 2021 and ordinary monthly rent increases and monthly rent increases from the completion of value-enhancement projects.

Operating Expenses

Same-store operating expenses for the three months ended June 30, 2021, were $34,127,043 compared to $35,780,899 for the three months ended June 30, 2020. The decrease in same-store operating expenses was primarily attributable to a decrease in property management fees as a result of the Internalization Transaction in addition to a decrease in payroll costs, property related general and administrative expenses and turnover costs, partially offset by an increase in real estate taxes during the three months ended June 30, 2021, compared to the three months ended June 30, 2020.

Net Operating Income

NOI is a non-GAAP financial measure of performance. NOI is used by investors and our management to evaluate and compare the performance of our properties, to determine trends in earnings and to compute the fair value of our properties as it is not affected by (1) the cost of funds, (2) acquisition costs as applicable, (3) non-operating fees to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, (5) general and administrative expenses (including excess property insurance) and non-operating other

PART I — FINANCIAL INFORMATION (continued)

gains and losses that are specific to us or (6) impairment of real estate assets or other investments. The cost of funds is eliminated from net income (loss) because it is specific to our particular financing capabilities and constraints. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by us regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the property owner.

Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in our multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing our operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. We believe that eliminating these costs from net income (loss) is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs as applicable, certain fees to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, impairment charges and non-operating other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of our properties but does not measure our performance as a whole. NOI is therefore not a substitute for net income (loss) as computed in accordance with GAAP. This measure should be analyzed in conjunction with net income (loss) computed in accordance with GAAP and discussions elsewhere in “— Results of Operations” regarding the components of net income (loss) that are eliminated in the calculation of NOI. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, our NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as we do.

PART I — FINANCIAL INFORMATION (continued)

The following is a reconciliation of our NOI to net loss for the three and six months ended June 30, 2021 and 2020 computed in accordance with GAAP:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(13,700,912)	$(53,061,308)	$(28,510,475)	$(62,742,436)
Fees to affiliates(1)	—	9,651,793	—	15,495,182
Depreciation and amortization	33,277,511	53,455,666	67,152,017	82,031,561
Interest expense	20,087,353	19,715,318	39,895,031	34,106,272
General and administrative expenses	11,736,380	5,272,855	23,061,791	7,703,154
Gain on sale of real estate	—	—	—	(11,384,599)
Other gains(2)	(129,922)	(191,951)	(338,428)	(511,928)
Adjustments for investment in unconsolidated joint venture(3)	—	1,369,425	—	1,653,219
Other-than-temporary impairment of investment in unconsolidated joint venture(4)	—	2,442,411	—	2,442,411
Impairment of real estate(5)	—	5,039,937	—	5,039,937
Fees and other income from affiliates(6)	(1,571,346)	—	(3,029,267)	—
Affiliated rental revenue(7)	—	—	5,916	—

Net operating income	$49,699,064	$43,694,146	$98,236,585	$73,832,773

(1)

Fees to affiliates for the three and six months ended June 30, 2021, exclude property management fees of $4,263 and $8,550, respectively, that are included in NOI. Fees to affiliates for the three and six months ended June 30, 2020, exclude property management fees of $2,369,487 and $3,865,857 and other reimbursements of $1,688,053 and $2,775,590, respectively, that are included in NOI.

(2)	Other gains for the three and six months ended June 30, 2021 and 2020, include non-recurring insurance claim recoveries and interest income that are not included in NOI.
(3)

Reflects adjustment to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to NOI for our equity investment in the unconsolidated joint venture, which principally consisted of depreciation, amortization and interest expense incurred by the joint venture as well as the amortization of outside basis difference.

(4)

Reflects adjustment to add back an other-than-temporary impairment of $2,442,411 in the three and six months ended June 30, 2020 related to our investment in BREIT Steadfast MF JV LP (our “Joint Venture”). See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

(5)

Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three and six months ended June 30, 2020.

(6)

Reflects adjustment to exclude income earned pursuant to the Transition Services Agreement, Property Management Agreements and Construction Management Agreements entered into in connection with the Internalization Transaction.

(7)

Reflects adjustment to add back rental revenue earned from a consolidated entity following the Internalization Transaction that represent intercompany transactions that are eliminated in consolidation.

PART I — FINANCIAL INFORMATION (continued)

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT, an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in December 2018, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, cumulative effects of accounting changes and after adjustments for unconsolidated partnerships and joint ventures. According to the White Paper, while the majority of equity REITs measure FFO in accordance with NAREIT’s definition, there are variations in the securities to which the reported NAREIT-defined FFO applies (e.g., all equity securities, all common shares, all common shares less shares held by non-controlling interests). While each of these metrics may represent FFO as defined by NAREIT, accurate labeling with respect to applicable securities is important, particularly as it relates to the labeling of the FFO metric and in the reconciliation of GAAP net income (loss) to FFO.

In calculating FFO, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. We adopted Accounting Standards Update, or ASU, 2016-02, Leases, or ASU 2016-02 on January 1, 2019, which requires us, as a lessee, to recognize a liability for obligations under a lease contract and a right-of-use, or ROU, asset. The carrying amount of the ROU asset is

PART I — FINANCIAL INFORMATION (continued)

amortized over the term of the lease. Because we have no ownership rights (current or residual) in the underlying asset, NAREIT concluded that the amortization of the ROU asset should not be added back to GAAP net income (loss) in calculating FFO. This amortization expense is included in FFO. The White Paper also states that non-real estate depreciation and amortization such as computer software, company office improvements, furniture and fixtures, and other items commonly found in other industries are required to be recognized as expenses by GAAP in the calculation of net income and, similarly, should be included in FFO.

However, FFO, and MFFO as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation.

Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that are not capitalized, as discussed below, and affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the public, non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization

PART I — FINANCIAL INFORMATION (continued)

of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. We do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the Practice Guideline described above, except with respect to certain acquisition fees and expenses as discussed below. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Historically under GAAP, acquisition fees and expenses were characterized as operating expenses in determining operating net income. However, pursuant to Accounting Standards Codification, or ASC 805-50, Business Combinations — Related Issues, or ASC 805, acquisition fees and expenses are capitalized and depreciated under certain conditions. Prior to the completion of the Internalization Transaction, these expenses were paid in cash by us. All paid acquisition fees and expenses had negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties were generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, was the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.

Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs with varying targeted exit strategies. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, that are not capitalized, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may

PART I — FINANCIAL INFORMATION (continued)

not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO is presented in the following table for the three and six months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Reconciliation of net loss to MFFO:
Net loss	$(13,700,912)	$(53,061,308)	$(28,510,475)	$(62,742,436)
Depreciation of real estate assets	32,708,712	33,315,155	65,752,765	56,066,977
Amortization of lease-related costs(1)	343,434	20,138,302	950,710	25,961,107
Gain on sale of real estate, net	—	—	—	(11,384,599)
Impairment of real estate(2)	—	5,039,937	—	5,039,937
Impairment of unconsolidated joint venture(3)	—	2,442,411	—	2,442,411
Adjustments for investment in unconsolidated joint venture(4)	—	1,009,859	—	1,179,342

FFO	19,351,234	8,884,356	38,193,000	16,562,739
Acquisition fees and expenses(5)(6)	787,438	1,344,282	863,433	1,357,429
Unrealized loss (gain) on derivative instruments	9,617	24,943	(1,203)	27,194
Amortization of below market leases	(1,671)	(1,671)	(3,343)	(2,594)

MFFO	$20,146,618	$10,251,910	$39,051,887	$17,944,768

(1)

Amortization of lease-related costs for the three and six months ended June 30, 2021 and 2020, exclude amortization of operating lease ROU assets of $3,367 and $6,734 and $2,209 and $3,477, respectively, and exclude the amortization of Property Management Agreements acquired in connection with the Internalization Transaction of $206,811 and $413,622 and $0 and $0, respectively, that are included in FFO.

(2)

Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our efforts to actively market two multifamily properties for sale at disposition prices that were less than their carrying values during the three and six months ended June 30, 2020.

(3)

Reflects adjustments to add back impairment charges in the three and six months ended June 30, 2020 related to our investment in our Joint Venture. See Note 5 (Investment in Unconsolidated Joint Venture) to our consolidated financial statements in this Quarterly Report for details.

(4)

Reflects adjustments to add back our noncontrolling interest share of the adjustments to reconcile our net loss attributable to common stockholders to FFO for our equity investment in the unconsolidated joint

PART I — FINANCIAL INFORMATION (continued)

venture, which principally consisted of depreciation and amortization incurred by the joint venture as well as the amortization of outside basis difference.
(5)

By excluding expensed acquisition costs that are not capitalized, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Former Advisor or third parties and are capitalized and depreciated under certain conditions. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders.

(6)

Acquisition fees and expenses for the three and six months ended June 30, 2021 and 2020 include acquisition expenses of $787,438 and $863,433 and $1,344,282 and $1,357,429, respectively, which did not meet the criteria for capitalization under ASC 805, and were recorded in general and administrative expenses in the accompanying consolidated statements of operations. These expenses largely pertained to professional services fees incurred in connection with the ongoing pursuit of strategic alternatives and the acquisition expenses related to real estate projects which did not come to fruition.

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Related-Party Transactions and Agreements

We have entered into agreements with SRI and its affiliates, including in connection with the Internalization Transaction. Prior to the Internalization Transaction, we paid certain fees to, or reimbursed certain expenses of, paid other consideration for the performance of services provided to our Former Advisor or its affiliates for acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Note 10 (Related Party Arrangements) to the consolidated financial statements included in this Quarterly Report for a discussion of the various related-party transactions, agreements and fees.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We may be also exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, collars, floors and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for distributions to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

PART I — FINANCIAL INFORMATION (continued)

We borrow funds and make investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At June 30, 2021, the fair value of our fixed rate debt was $1,985,905,942 and the carrying value of our fixed rate debt was $1,852,856,997. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at June 30, 2021. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on our variable rate debt will change our future earnings and cash flows, but not significantly affect the fair value of those instruments. However, changes in required risk premiums will result in changes in the fair value of floating rate instruments. At June 30, 2021, the fair value of our variable rate debt was $279,890,793 and the carrying value of our variable rate debt was $281,025,149. Based on interest rates as of June 30, 2021, if interest rates are 100 basis points higher during the 12 months ending June 30, 2022, interest expense on our variable rate debt would increase by $2,872,030 and if interest rates are 100 basis points lower during the 12 months ending June 30, 2022, interest expense on our variable rate debt would decrease by $288,490.

At June 30, 2021, the weighted-average interest rate of our fixed rate debt and variable rate debt was 3.95% and 2.10%, respectively. The weighted-average interest rate of our blended fixed and variable rates was 3.71% at June 30, 2021. The weighted-average interest rate represents the actual interest rate in effect at June 30, 2021 (consisting of the contractual interest rate), using interest rate indices as of June 30, 2021, where applicable.

We may also be exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. As of June 30, 2021, we did not have counterparty risk on our interest rate cap agreements as the underlying variable rates for each of our interest rate cap agreements as of June 30, 2021 were not in excess of the capped rates. See also Note 14 (Derivative Financial Instruments) to our unaudited consolidated financial statements included in this Quarterly Report.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily are required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of June 30, 2021, was conducted under the supervision and with the participation of our management, including our chief executive

PART I — FINANCIAL INFORMATION (continued)

officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures, as of June 30, 2021, were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

PART II

Item 1. Legal Proceedings

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 1A. Risk Factors

The risks set out below represent changes to risk factors disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020. The information in this Quarterly Report on Form 10-Q should be read in conjunction with the other factors described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020.

Unless otherwise stated in these risk factors or the context otherwise requires, references in these risk factors to:

•	“combined company” are to IRT and its consolidated subsidiaries after consummation of the pending IRT Mergers;

•	“IRT parties” are to IRT, IRT OP and IRT Merger Sub;

•	“NYSE” are to the New York Stock Exchange;

•	“STAR common stock” are to shares of our common stock, par value $0.01 per share;

•	“STAR OP Units” are to units of limited partnership interest in the Operating Partnership; and

•	“STAR parties” are to both the Company and the Operating Partnership.

Risks Relating to the IRT Mergers

The IRT Mergers may not be consummated on the terms or timeline currently contemplated, or at all. Consummation of the IRT Mergers is subject to many conditions and if these conditions are not satisfied or waived, the IRT Mergers will not be consummated, which could adversely affect the businesses of the Company, and, in certain circumstances, result in the requirement that the Company pay a termination fee or certain expense reimbursements.

Consummation of the IRT Mergers is subject to certain conditions, including: (1) the receipt of required approvals from the Company’s common stockholders and from IRT’s common stockholders, (2) the authorization for listing of the shares of IRT common stock to be issued in the IRT Mergers or reserved for issuance in connection therewith on the New York Stock Exchange, (3) the effectiveness of the registration statement on Form S-4 that IRT will file with the SEC, (4) the absence of any order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the IRT Mergers or any law that makes the consummation of the IRT Mergers illegal, (5) the accuracy of each party’s representations and warranties, subject in most cases to materiality or material adverse effect qualifications, (6) material compliance with each party’s covenants and (7) the receipt by each of the Company and IRT of an opinion to the effect that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and of an opinion as to the qualification of the Company and IRT, respectively, as a REIT under the Internal Revenue Code and (8) the receipt of the Company and IRT of certain lender consents.

PART II — OTHER INFORMATION (continued)

The Company cannot provide assurance that the conditions to consummation of the IRT Mergers will be satisfied or waived, and accordingly, that the IRT Mergers will be consummated on the terms or timeline that the parties anticipate, or at all. The Company or IRT may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the IRT Mergers are not consummated by January 31, 2022.

Failure to consummate the IRT Mergers may adversely affect the the Company’s results of operations, financial condition and business prospects for many reasons, including, among others:

•

the company will have incurred substantial costs relating to the IRT Mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred or will continue to be incurred until the closing of the IRT Mergers, which could adversely affect its financial condition, results of operations and ability to make distributions to its stockholders and to pay the principal of and interest on its outstanding indebtedness;

•

the IRT Mergers, whether or not they close, will divert the attention of the management of the Company instead of enabling them to more fully pursue other opportunities that could be beneficial to the Company, without realizing any of the benefits of having consummated the IRT Mergers or the other transactions contemplated by the Merger Agreement; and

•

any reputational harm due to the adverse perception of any failure to successfully consummate the IRT Mergers. In addition, if the Merger Agreement is terminated under certain circumstances specified therein, the Company may be required to pay IRT a $74 million termination fee and expense reimbursement of up to $10 million; provided, however, any termination fee payable will be deducted by the expense reimbursement amount.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of IRT’s common stock or in the relative values of the Company and IRT.

At the effective time of the Company Merger, each issued and outstanding share of STAR common stock will be converted into the right to receive 0.905 newly issued shares of IRT common stock (the “Exchange Ratio”), with cash paid in lieu of fractional shares. At the effective time of the Partnership Merger, each issued and outstanding unit of Operating Partnership will be converted into the right to receive 0.905 common units of IRT OP. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of IRT common stock or in the relative values of the Company and IRT. The price of IRT common stock at the closing of the IRT Mergers may vary from its price on July 26, 2021, the date the Merger Agreement was executed. Changes in IRT’s common stock price prior to consummation of the IRT Mergers will affect the market value of the merger consideration, which may be more or less than the fair value of the Company’s net assets on the closing date. Changes in IRT’s common stock price may result from a variety of factors (many of which are beyond the control of the Company and IRT), including the following factors:

•	changes in IRT’s business, operations, assets, liabilities or prospects;

•	changes in market assessments of the business, operations, financial position and prospects of IRT and the Company;

•	market assessments of the likelihood that the IRT Mergers will be consummated;

•	interest rates, general market and economic conditions and other factors generally affecting the price of IRT common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which IRT operates; and

•	other factors beyond the control of IRT or the Company, including those described under this heading “Risk Factors.”

PART II — OTHER INFORMATION (continued)

The pendency of the IRT Mergers could adversely affect the business and operations of the Company and IRT.

In connection with the pending IRT Mergers, current and prospective employees of the Company and IRT may experience uncertainty about their future roles with IRT following the IRT Mergers, which may materially adversely affect the ability of each of the Company and IRT to attract and retain key personnel during the pendency of the IRT Mergers. In addition, due to operating covenants in the Merger Agreement, each of the Company and IRT may be unable (without the other party’s prior written consent), during the pendency of the IRT Mergers, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial. Similarly, some current or prospective tenants, operators or vendors of each of the Company and IRT may delay or defer decisions, which could adversely affect the revenues, earnings, funds from operations, cash flows and expenses of the Company and IRT, regardless of whether the IRT Mergers are consummated.

The IRT Mergers and related transactions are subject to certain closing conditions, including approval by stockholders of both the Company and IRT.

In order for the IRT Mergers to be consummated, the Company’s common stockholders must approve the Company Merger, which requires the affirmative vote of the holders of at least a majority of the outstanding shares of STAR common stock entitled to vote on such proposal. In addition, IRT common stockholders must approve the issuance of IRT common stock in the IRT Mergers by the affirmative vote of the holders of at least a majority of the votes cast on such proposal. This approval by IRT stockholders is required under applicable NYSE rules.

The IRT Mergers may not be accretive, and may be dilutive, to IRT’s earnings per share, which may negatively affect the market price of IRT common stock received in the merger.

Because shares of IRT common stock will be issued in the IRT Mergers, it is possible that, although IRT currently expects the IRT Mergers to be accretive to earnings per share in the first full year excluding one-time charges, the IRT Mergers may be dilutive to IRT’s earnings per share, which could negatively affect the market price of shares of IRT common stock.

In connection with the completion of the IRT Mergers, based on the number of issued and outstanding shares of STAR common stock as of July 26, 2021, IRT would issue approximately 99.8 million shares of IRT common stock. The issuance of these new shares of IRT common stock could have the effect of depressing the market price of shares of IRT common stock through dilution of earnings per share or otherwise.

In addition, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the IRT Mergers. Any dilution of, or delay of any accretion to, IRT’s earnings per share could cause the price of shares of IRT common stock to decline or grow at a reduced rate.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of the Company from making a favorable proposal, and, in specified circumstances, could require the Company to make a substantial termination payment to IRT.

The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of each of the Company and IRT to initiate, solicit, knowingly encourage or facilitate competing third-party proposals to effect, among other things, a merger, reorganization, share sale, share exchange, asset sale, consolidation,

PART II — OTHER INFORMATION (continued)

business combination, recapitalization, liquidation, dissolution or similar transaction involving any purchase or sale of 20% or more of the consolidated assets of the Company or IRT. In addition, either the Company or IRT generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any competing “acquisition proposal” that may be made to the other party before the board of directors of such other party may withdraw or modify its recommendation in response to such competing acquisition proposal or may terminate the Merger Agreement to enter into such a competing acquisition proposal. In some circumstances, on termination of the Merger Agreement, one of the parties may be required to pay a substantial termination fee $74 million if the fee is payable by the Company to the IRT parties and $74 million if the fee is payable by IRT to the STAR parties), and expense reimbursement of up to $10 million; provided, however, any termination fee payable will be reduced by the expense reimbursement amount paid, if any.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of the Company from considering or proposing such an acquisition, even if it were prepared to pay consideration with a higher value than the value expected to be received by the Company through the IRT Mergers, or might result in a potential competing acquiror proposing to pay a lower price for the Company than it might otherwise have proposed to pay because of the added expense of the termination fee and expense reimbursement that may become payable in certain circumstances under the Merger Agreement.

If the Merger Agreement is terminated and after the termination the Company seeks another business combination, the Company may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the transactions contemplated by the Merger Agreement.

The IRT Mergers will result in changes to the board of directors and management that may affect the strategy and operations of the combined company.

Upon consummation of the IRT Mergers, Scott F. Schaeffer, currently IRT’s Chairman of the Board and Chief Executive Officer, will continue in these positions for the combined company; James J. Sebra, currently IRT’s Chief Financial Officer, will continue in this position for the combined company; Farrell M. Ender, currently IRT’s President, will continue in this position for the combined company; Jessica K. Norman, currently IRT’s Executive Vice President and General Counsel, will serve as Chief Legal Officer of the combined company; and Ella S. Neyland, currently the Company’s President, Chief Financial Officer and Treasurer, will serve as Chief Operating Officer of the combined company. In addition, upon consummation of the IRT Mergers, the board of directors of the combined company will be comprised of the following five incumbent directors of the Company’s board of directors and the following five incumbent directors of IRT’s board of directors: Stephen R. Bowie, Ned W. Brines, Ana Marie del Rio, Ella S. Neyland and Thomas H. Purcell; and Scott F. Schaeffer, Richard D. Gebert, Melinda H. McClure, DeForest Blake Soaries Jr. and Lisa Washington, respectively.This new composition of the board of directors and executive management team may affect the combined company’s business strategy and operating decisions following the closing of the IRT Mergers. In addition, there can be no assurances that the new board of directors and executive management team will function effectively as a team and that there will not be any adverse effects on the combined company’s business as a result.

An adverse outcome in any litigation or other legal proceedings relating to the Merger Agreement, or the transactions contemplated thereby, could have a material adverse impact on the businesses of the Company and IRT and their ability to consummate the transactions contemplated by the Merger Agreement.

Transactions similar to the IRT Mergers are frequently the subject of litigation or other legal proceedings, including actions alleging that either parties’ board of directors breached their respective duties to their stockholders or other equity holders by entering into a merger agreement, by failing to obtain a greater value in the transaction for their stockholders or other equity holders or otherwise or any other claims (contractual or

PART II — OTHER INFORMATION (continued)

otherwise) arising out of a merger or the transactions related thereto. If litigation or other legal proceedings are brought against the Company, IRT or their respective boards of directors or subsidiaries in connection with the Merger Agreement, or the transactions contemplated thereby, the respective parties to the proceeding intend to defend against such actions but they may not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense, even if successful, could have a material adverse effect on the Company’s or IRT’s ability to consummate the IRT Mergers or their respective business, results of operation or financial position, including through the possible diversion of either company’s resources or distraction of key personnel.

Directors and executive officers of the Company have interests in the IRT Mergers that are different from, or in addition to, the interests of the Company’s other stockholders.

Directors and executive officers of the Company have interests in the IRT Mergers that are different from, or in addition to, the interests of the Company’s other stockholders generally. These interests include, among others: severance payments under their employment agreements if their employment is terminated in a qualifying termination following closing of the IRT Mergers; certain of the unvested restricted shares of STAR common stock held by the Company’s directors and executive officers will vest upon closing of the IRT Mergers; and rights to ongoing indemnification and insurance coverage by IRT as the surviving company for acts or omissions occurring prior to the IRT Mergers. The Company’s board of directors was aware of and considered those interests, among other matters, in reaching its decision to approve and adopt the Merger Agreement and the IRT Mergers, and to recommend the approval of the Merger Agreement to the Company’s stockholders. These interests, among other things, may have influenced the directors and executive officers of the Company to support or approve the IRT Mergers.

The fairness opinion obtained from the financial advisor to the Company’s Board will not reflect subsequent developments.

In connection with the proposed IRT Mergers, the Company’s Board received an oral opinion on July 24, 2021 from RBC Capital Markets, LLC, later confirmed by delivery of a written opinion dated as of July 26, 2021, as to the fairness, from a financial point of view and as of such date, of the Exchange Ratio to the holders (other than IRT and its affiliates) of STAR common stock, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken. The opinion does not reflect developments that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of the Company or IRT, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinions are based, may materially alter or affect the relative values of the Company and IRT.

Litigation challenging the Company Merger may increase transaction costs and prevent the Company Merger from becoming effective or from becoming effective within the expected time frame.

If any stockholder files a lawsuit challenging the Company Merger, the Company and IRT can provide no assurances as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Company Merger on the agreed-upon terms, such an injunction may prevent the completion of the Company Merger in the expected time frame or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

PART II — OTHER INFORMATION (continued)

Risks Relating to the Combined Company Following the IRT Mergers

The combined company expects to incur substantial expenses related to the IRT Mergers and the transactions contemplated by the Merger Agreement.

The combined company expects to incur substantial expenses in consummating the IRT Mergers and integrating the business, operations, networks, systems, technologies, policies and procedures of the Company and IRT. There are a large number of systems that must be integrated or separated in connection with the IRT Mergers, and the other transactions contemplated by the Merger Agreement, including leasing, billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While the Company and IRT have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. The expenses in connection with the IRT Mergers and the transactions contemplated by the Merger Agreement are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following the IRT Mergers, the combined company may be unable to integrate the businesses of the Company and IRT successfully or realize the anticipated synergies and related benefits of the IRT Mergers and the transactions contemplated by the Merger Agreement or do so within the anticipated time frame.

The IRT Mergers involve the combination of the Company and IRT, two companies which currently operate as independent companies. In addition, the Company recently completed the Internalization Transaction, pursuant to which it internalized its previously externalized management functions. The combined company will be required to devote significant management attention and resources to integrating their business practices and operations. Potential difficulties that the Company and IRT may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of the Company and IRT, particularly in light of the Internalization Transaction, in a manner that permits the combined company to achieve the cost savings anticipated to result from the IRT Mergers, which would result in some anticipated benefits of the IRT Mergers not being realized in the time frame currently anticipated or at all;

•	loss of revenue as a result of certain residents of either of the Company or IRT deciding not to do business with the combined company;

•	the complexities associated with managing the combined company out of multiple locations and integrating personnel from the two companies;

•	the additional complexities of combining two companies with different histories, regulatory restrictions, markets and customer bases;

•	the failure to retain key employees of either the Company or IRT;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the IRT Mergers and the transactions contemplated by the Merger Agreement; and

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by consummating the IRT Mergers and integrating the Company’s and IRT’s operations into the combined company.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s services, standards, controls, procedures and policies, any

PART II — OTHER INFORMATION (continued)

of which could adversely affect the ability of the combined company to maintain relationships with tenants, customers, vendors, joint venture partners and employees or to achieve the anticipated benefits of the IRT Mergers, or could otherwise adversely affect the business and financial results of the combined company.

The combined company’s anticipated level of indebtedness will increase substantially upon consummation of the IRT Mergers and may increase the related risks IRT now faces.

Upon consummation of the IRT Mergers, the combined company intends to assume and/or refinance certain indebtedness of the Company and the Operating Partnership and, as a result, IRT’s consolidated indebtedness will increase substantially and it will be subject to increased risks associated with debt financing, including an increased risk that IRT’s cash flows could be insufficient to meet required payments on its indebtedness or to continue to pay dividends on its common stock. On June 30, 2021, IRT had consolidated indebtedness of approximately $1.06 billion. On June 30, 2021, the Company had consolidated indebtedness of approximately $2.13 billion. Taking into account IRT’s consolidated indebtedness as of June 30, 2021, and the assumption, in the IRT Mergers, of the Company’s consolidated indebtedness at fair value as of June 30, 2021, the pro forma total consolidated indebtedness of the combined company, as of June 30, 2021, would have been approximately $3.32 billion if the IRT Mergers had been consummated on June 30, 2021.

The combined company’s increased indebtedness could have important consequences to holders of its common stock, including:

•	increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•	limiting the combined company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•

requiring the combined company to use a substantial portion of its cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the combined company’s flexibility in planning for, or reacting to, changes in its business and its industry and economic conditions; and

•	putting the combined company at a disadvantage compared to its competitors with less indebtedness.

Additionally, if the combined company defaults under a debt instrument, it will automatically be in default under any other debt instrument that has cross-default provisions and the holders of all such indebtedness may be entitled to demand its immediate repayment. If the combined company defaults under a secured debt instrument, it may lose any property securing that indebtedness.

The combined company may need to incur additional indebtedness in the future.

In connection with executing its business strategy following the IRT Mergers, the combined company expects to evaluate the possibility of acquiring additional properties and making strategic investments, and it may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the combined company following the IRT Mergers, including hindering its ability to adjust to changing market, industry or economic conditions; limiting its ability to access the capital markets to refinance maturing debt or to fund acquisitions; limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the combined company more vulnerable to economic or industry downturns, including interest rate increases; and placing the combined company at a competitive disadvantage compared to less leveraged competitors.

PART II — OTHER INFORMATION (continued)

The combined company will depend on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the combined company’s business.

Five members of the Company’s current board of directors, five members of the current IRT board of directors, Ella S. Neyland, the Company’s current President, Chief Financial Officer and Treasurer, and substantially all of IRT’s executive officers will continue as members of the board of directors and executive management of the combined company. The future success of the combined company depends in large part on its ability to hire and retain a sufficient number of qualified personnel. The future success of the combined company also depends upon the continued service of these executive officers, who each have extensive market knowledge and relationships and will exercise substantial influence over the combined company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the combined company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the combined company in negotiations with lenders, existing and potential tenants and industry personnel.

Key employees of the Company or IRT may depart either before or after the IRT Mergers because of issues relating to the uncertainty and difficulty of integration or separation or a desire not to remain with the combined company following the IRT Mergers. Accordingly, no assurance can be given that the combined company, following the IRT Mergers and the transactions contemplated by the Merger Agreement, will be able to retain key employees to the same extent as in the past.

The future results of the combined company will suffer if the combined company does not effectively manage its operations following the IRT Mergers and the transactions contemplated by the Merger Agreement.

Following the IRT Mergers, the combined company may continue to expand its operations through additional acquisitions, development opportunities and other strategic transactions, some of which involve complex challenges. The future success of the combined company will depend, in part, upon the ability of the combined company to manage its expansion opportunities, which poses substantial challenges for the combined company to integrate new operations into its existing business in an efficient and timely manner, to successfully monitor its operations, costs, regulatory compliance and service quality and to maintain other necessary internal controls. The Company cannot assure you that following the IRT Mergers, the combined company’s expansion or acquisition opportunities will be successful, or that the combined company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The trading price of shares of the combined company’s common stock following the IRT Mergers may be affected by factors different from those affecting the net asset value per share of STAR common stock and the price of shares of IRT common stock before the IRT Mergers.

If the IRT Mergers are consummated, then, based on the number of shares of STAR common stock and IRT common stock outstanding as of July 26, 2021, immediately following consummation of the IRT Mergers, legacy stockholders of the Company will hold approximately 50% of the outstanding shares of IRT common stock and legacy IRT stockholders will hold approximately 50% of the outstanding shares of IRT common stock. The results of operations of the combined company, as well as the trading price of IRT common stock, after the IRT Mergers may be affected by factors different from those currently affecting the trading prices of IRT common stock and net asset value per share determinations of STAR common stock. These different factors include:

•	a greater number of shares of IRT common stock outstanding, as compared to the number of shares of IRT common stock currently outstanding and STAR common stock currently outstanding;

•	different stockholders in the combined company;

PART II — OTHER INFORMATION (continued)

•	the combined company’s increased level of indebtedness; and

•	the combined company owning different assets and maintaining different capitalizations.

Accordingly, the historical trading prices of IRT common stock, the historical net asset value per share of STAR common stock, and the historical financial results of IRT and the Company may not be indicative of these matters for the combined company after the IRT Mergers

Holders of certain outstanding indebtedness of IRT and/or the Company may exercise contractual rights under the respective debt agreements in connection with the IRT Mergers.

Each of IRT and the Company is a party to debt agreements that give the lenders under such agreements certain rights following a merger or change of control, including the right to demand immediate repayment upon the merger or change of control absent a waiver or consent by the applicable lenders. Loan agreements covering approximately $2.13 billion of the Company’s indebtedness will require lender waivers or consents for consummation of the IRT Mergers. There is no assurance that any or all of the lenders will provide such waivers or consents and if they do not, then the aggregate amount of indebtedness that would become due and payable upon consummation of the IRT Mergers would be substantial and could result in a material adverse effect on the combined company.

Counterparties to certain agreements with IRT and/or the Company may exercise contractual rights under such agreements in connection with the IRT Mergers.

Each of the Company and IRT is party to certain agreements that may give the counterparty certain rights following a change of control or similar event, including in some cases the right to terminate the agreement. Under some such agreements, the IRT Mergers may constitute a change of control of the Company or IRT, as applicable, or cause certain other triggering events and therefore the counterparty may exercise certain rights under the agreement upon the closing of the IRT Mergers. Any such counterparty may request modifications of its agreement as a condition to granting a waiver or consent under its agreement or it may terminate or seek to terminate its agreement with the Company or IRT, as applicable, as a result of such change of control (if permitted to do so by the applicable agreement). There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available.

Risks Relating to the Status of the Company and IRT as REITs

The combined company may incur adverse tax consequences if the Company or IRT has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of the Company and IRT has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code and intends to continue to do so through the time of the IRT Mergers. The combined company intends to continue operating in such a manner following the IRT Mergers. Neither the Company nor IRT has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of the Company or IRT may affect each company’s ability to qualify as a REIT. In order to qualify as a REIT, each of the Company and IRT must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

The closing of the IRT Mergers is conditioned on receipt by IRT of an opinion from Morrison & Foerster LLP to the effect that, for all taxable years commencing with the Company’s taxable year ended December 31,

PART II — OTHER INFORMATION (continued)

2014 and through the Company Merger effective time, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and receipt by the Company of an opinion from Troutman Pepper Hamilton Sanders LLP to the effect that, for all taxable years commencing with IRT’s taxable year ended December 31, 2011, IRT has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code for its taxable year that includes the Company Merger effective time and future taxable years. The foregoing REIT opinions, however, will be based on the factual representations provided by the Company and IRT to counsel and limited by the assumptions set forth therein, and are not a guarantee that the Company or IRT, in fact, has qualified, or, in the case of IRT, will continue to qualify as a REIT, nor are such opinions binding on the IRS. Moreover, as noted above, neither the Company nor IRT has requested or plans to request a ruling from the IRS that it qualifies as a REIT.

If the combined company loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if the combined company retains its REIT status, if the Company is determined to have lost its REIT status for a taxable year ending on or before the IRT Mergers, the combined company would be subject to adverse tax consequences. This could substantially reduce the combined company’s cash available for distribution, including cash available to pay dividends to its stockholders, because, assuming that the combined company otherwise maintains its REIT qualification:

•

the combined company generally would be subject to corporate level tax with respect to the built-in gain on each asset of the Company existing at the time of the IRT Mergers if the combined company were to dispose of such asset during the five-year period following the IRT Mergers;

•

the combined company would succeed to any earnings and profits accumulated by the Company for taxable periods that it did not qualify as a REIT, and the combined company would have to pay a special dividend before the end of the taxable year in which the IRT Mergers close and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if the combined company does not timely distribute those earnings and profits, the combined company could fail to qualify as a REIT); and

•	if the Company incurred any unpaid tax liabilities prior to the IRT Mergers, those tax liabilities would be transferred to the combined company as a result of the IRT Mergers.

If there is an adjustment to the Company’s taxable income or dividends paid deductions for taxable years ending on or prior to the IRT Mergers, the combined company could elect to use the deficiency dividend

PART II — OTHER INFORMATION (continued)

procedure in order to maintain the Company’s REIT status for such taxable years. That deficiency dividend procedure could require the combined company to make significant distributions to its stockholders and to pay significant interest to the IRS.

As a result of all these factors, IRT’s or the Company’s failure to qualify as a REIT could impair the combined company’s ability to expand its business and raise capital, and would materially adversely affect the market value of its common stock. In addition, for years in which the combined company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

If the Company Merger does not qualify as a reorganization for federal income tax purposes, the Company’s stockholders may recognize taxable gain or loss in respect of their shares of STAR common stock.

The Company and IRT intend the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the IRS will not provide a ruling on the matter, the Company and IRT will, as a condition to closing, each obtain an opinion from their respective legal counsel that the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the Company Merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each of the Company’s stockholder generally would recognize gain or loss for U.S. federal income tax purposes on each share of STAR common stock surrendered in an amount equal to the difference between the fair market value of the merger consideration received in exchange for that share upon completion of the Company Merger and the stockholder’s adjusted tax basis in that share.

Risks Relating to an Investment in IRT Common Stock

The market price of IRT common stock may decline as a result of the IRT Mergers and the transactions contemplated by the Merger Agreement.

The market price of IRT common stock may decline as a result of the IRT Mergers and the transactions contemplated by the Merger Agreement if, among other things, the combined company does not achieve the perceived benefits of the IRT Mergers and the transactions contemplated by the Merger Agreement or the effect of the IRT Mergers and the transactions contemplated by the Merger Agreement on the combined company’s results of operations or financial condition is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the IRT Mergers and the transactions contemplated by the Merger Agreement, IRT stockholders will own interests in the combined company, which will operate an expanded business with a different mix of properties, risks and liabilities. Stockholders of IRT may not wish to continue to invest in the combined company, or may wish to dispose of some or all of their shares of IRT common stock. If, following the effective time of the IRT Mergers or while the IRT Mergers are pending, large amounts of IRT common stock are sold, the market price of IRT common stock could decline, perhaps substantially.

Following the IRT Mergers and the transactions contemplated by the Merger Agreement, the combined company may not continue to pay dividends at the rate or frequency currently paid by the Company or IRT.

Following consummation of the IRT Mergers, holders of IRT common stock may not receive dividends at the same rate or frequency that they did as stockholders of the Company or IRT prior to the IRT Mergers for a variety of reasons, such as the following:

•	the combined company may not have enough cash to pay such dividends due to changes in the combined company’s cash requirements, capital spending plans, cash flow or financial position;

PART II — OTHER INFORMATION (continued)

•

decisions on whether, when and in what amounts to pay any future dividends will remain at all times entirely at the discretion of the combined company board of directors, which reserves the right to change the combined company’s dividend practices at any time and for any reason; and

•

the amount of dividends that the combined company’s subsidiaries may distribute to the combined company may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the combined company will have no contractual or other legal right to dividends that have not been declared by the combined company board of directors.

Shares of IRT common stock to be received by the Company’s stockholders in the Company Merger will have rights different from the shares of STAR common stock.

After the Company Merger effective time, the Company’s stockholders who receive shares of IRT common stock in connection with the Company Merger will have different rights than they currently have as stockholders of the Company and these rights may be, or may be perceived to be, less favorable than their current rights as stockholders of the Company.

Other Risks

Following the IRT Mergers, the market price and trading volume of IRT common stock may be volatile.

The United States stock markets, including the NYSE, on which the IRT common stock is and, after the IRT Mergers, will continue to be listed under the symbol “IRT,” have experienced significant price and volume fluctuations. As a result, the market price of shares of IRT common stock is likely to be similarly volatile, and investors in shares of IRT common stock may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to IRT’s operating performance or prospects. IRT cannot assure you that the market price of shares of IRT’s common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed elsewhere in these “Risk Factors,” a number of factors could negatively affect IRT’s common stock price or result in fluctuations in the price or trading volume of IRT’s common stock, including:

•	the annual yield from distributions on IRT common stock as compared to yields on other financial instruments;

•

equity issuances by IRT (including issuances of IRT common stock in the IRT Mergers), or future sales of shares of IRT common stock by its current or future stockholders, or the perception that such issuances or sales may occur;

•	increases in market interest rates or a decrease in IRT’s distributions to stockholders that lead prospective investors in IRT common stock to seek a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key management personnel;

•	IRT’s operating performance and the performance of other similar companies;

•	actual or anticipated differences in IRT’s quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

PART II — OTHER INFORMATION (continued)

•	publication of research reports about IRT or its industry by securities analysts;

•	failure to qualify as a REIT for federal income tax purposes;

•	adverse market reaction to any indebtedness IRT incurs in the future, including indebtedness to be assumed or incurred in connection with the IRT Mergers;

•	strategic decisions by IRT or its competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect IRT or its industry or any failure by IRT to comply with regulatory requirements;

•	the expiration or loss of local tax abatements, tax credit programs, or other governmental incentives;

•	the imposition of a penalty tax as a result of certain property transfers that may generate prohibited transaction income;

•	the inability of IRT to sell properties if and when it would be appropriate to do so;

•	speculation in the press or investment community;

•	changes in IRT’s results of operations, financial condition or prospects;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of the Sarbanes-Oxley Act of 2002;

•	actions by institutional stockholders of IRT;

•	changes in accounting principles;

•	changes in environmental conditions or the potential impact of climate change;

•	terrorist attacks or other acts of violence or war in areas in which IRT’s properties are located or markets on which IRT’s securities are traded; and

•	general economic and/or market conditions, including factors unrelated to IRT’s performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert IRT’s management’s attention and resources, which could have a material adverse effect on IRT’s cash flows, its ability to execute its business strategy and IRT’s ability to make distributions to its stockholders.

Sales of substantial amounts of IRT common stock in the public markets, or the perception that they might occur, could reduce the price of the IRT common stock.

Upon the completion of the IRT Mergers, a total of approximately 204.9 million shares of IRT common stock will be outstanding. Prior to the IRT Mergers, the STAR common stock was not listed on any national securities exchange and the ability of the Company’s stockholders to liquidate their investments was limited. As a result, there may be increased demand to sell shares of IRT common stock upon the closing of the IRT Mergers, at which time shares of STAR common stock will be converted into shares of the IRT common stock, which will be listed on the NYSE and freely tradable. A large volume of sales of shares (or short sales) of the IRT common stock could decrease the prevailing market price of the IRT common stock and could impair the combined company’s ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of IRT common stock are not effected, the mere perception of the possibility of these sales could depress the market price of the IRT common stock and have a negative effect on the combined company’s ability to raise capital in the future.

PART II — OTHER INFORMATION (continued)

The Company and IRT face other risks.

The risks listed above are not exhaustive, and you should be aware that, prior to and following the IRT Mergers and the transactions contemplated by the Merger Agreement, the Company and IRT will face various other risks, including those discussed in reports filed by the Company and IRT with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On March 15, 2021, we granted 97,235 shares of restricted stock to our key employees. The grants to key employees were made pursuant to restricted stock grant agreements. The above shares were issued in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act. The grants vest ratably over three years following the grant date, subject to the key employee’s continuous employment through the applicable vesting dates, with certain exceptions.

During the three months ended June 30, 2021, we fulfilled repurchase requests and repurchased shares of our common stock pursuant to our share repurchase plan as follows:

	Total Number of Shares Requested to be Repurchased(1)	Total Number of Shares Repurchased	Average Price Paid per Share(2)(3)	Approximate Dollar Value of Shares Available That May Yet Be Repurchased Under the Program
April 2021	68,437	158,225	$14.46	(4)
May 2021	56,923	943	14.46	(4)
June 2021	61,718	—	—	(4)

	187,078	159,168

(1)

We generally repurchase shares approximately 30 days following the end of the applicable quarter in which requests were received. As of June 30, 2021, we had $2,705,142, representing 187,078 shares of outstanding and unfulfilled repurchase requests, all of which are expected to be fulfilled on July 30, 2021.

(2)	We currently repurchase shares at prices determined as follows: 93% of the most recently disclosed estimated value per share regardless of the holding period.
(3)	From inception through June 30, 2021, our share repurchases have been funded exclusively from the net proceeds we received from the sale of shares under our distribution reinvestment plan.
(4)

We are not obligated to repurchase shares of our common stock under the share repurchase plan. In no event will repurchases under the share repurchase plan exceed 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the $3,000,000 limit for any quarter. Share repurchases are only available to qualifying death or disability requests, beginning with the April 30, 2021 repurchase date.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

PART II — OTHER INFORMATION (continued)

Item 6.    Exhibits

EXHIBIT LIST

Exhibit	Description

2.1	Agreement and Plan of Merger dated as of August 28, 2020, by and between Steadfast Income REIT Operating Partnership, L.P. and Steadfast Apartment REIT Operating Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

2.2	Agreement and Plan of Merger dated as of August 28, 2020, by and between Steadfast Apartment REIT Operating Partnership, L.P. f/k/a Steadfast Income REIT Operating Partnership, L.P. and Steadfast Apartment REIT III Operating Partnership, L.P. 2020 (incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

2.3	Contribution and Purchase Agreement by and among Steadfast Apartment REIT Operating Partnership, L.P., as Contributee, Steadfast Apartment REIT, Inc. and Steadfast REIT Investments, LLC, as Contributor, dated as of August 31, 2020 (incorporated by reference to Exhibit 2.3 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on September 3, 2020).

3.1	Articles of Amendment and Restatement of Steadfast Apartment REIT, Inc. (incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, filed December 16, 2013, Commission File No. 333-191049).

3.2	Bylaws of Steadfast Apartment REIT, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11, filed September 6, 2013, Commission File No. 333-191049).

4.1	Form of Subscription Agreement (incorporated by reference to Appendix B to the prospectus, dated April 15, 2015, of the Registrant).

4.2	Form of Distribution Reinvestment Plan (incorporated by reference to Appendix C to the prospectus, dated April 15, 2015, of the Registrant).

4.3	Form of Redemption Request Form (incorporated by reference to Appendix D to the prospectus, dated April 15, 2015, of the Registrant).

4.4	Form of Application for Transfer (incorporated by reference to Appendix E to the prospectus, dated April 15, 2015, of the Registrant).

4.5	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 12 to Form S-11 on Form S-3, filed April 5, 2016, Commission File No. 333-191049).

4.6	Account Update Form (incorporated by reference to Appendix A to Post-Effective Amendment No. 12 to Form S-11 on Form S-3, filed April 5, 2016, Commission File No. 333-191049).

4.7	Form of Restricted Stock Award Agreement (included as Exhibit 4.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-55428) filed with the SEC on May 14, 2021, and incorporated herein by reference).

PART II — OTHER INFORMATION (continued)

Exhibit	Description

10.1	Amendment No. 1 to Transition Services Agreement, by and between Steadfast Apartment REIT, Inc. and Steadfast Investment Properties, Inc., dated as of March 22, 2021 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on March 25, 2021, and incorporated herein by reference).

10.2	Form of Indemnification Agreement (included as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on March 25, 2021, and incorporated herein by reference).

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Share Repurchase Plan (included as Exhibit 99.2 to the Registrant’s Current Report on Form 8-K (File No. 000-55428) filed with the SEC on March 6, 2020, and incorporated herein by reference).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File—(formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

*	Filed herewith.
**

In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Steadfast Apartment REIT, Inc.

Date: July 26, 2021	By:	/s/ Rodney F. Emery
Rodney F. Emery
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Date: July 26, 2021	By:	/s/ Ella S. Neyland
Ella S. Neyland
President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

SPECIAL MEETING OF STOCKHOLDERS OF

INDEPENDENCE REALTY TRUST, INC.

December 13, 2021

GO GREEN

The notice of special meeting and proxy statement are available at http://www.astproxyportal.com/ast/18286

00030030000000000000 1 121321

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____ Date: ____ Signature of Stockholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SPECIAL MEETING OF STOCKHOLDERS OF
INDEPENDENCE REALTY TRUST, INC.
December 13, 2021
GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 13, 2021: The notice of special meeting and proxy statement arePlease available at http://www mark, .astproxyportal sign, date .com/ast/18286 and mail your proxy card promptly in the enclosed envelope.
Please detach along perforated line and mail in the envelope provided.
121321
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2.
PLEASE MARK, SIGN, DATE AND MAIL YOUR PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x
THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF PROPERLY EXECUTED, BUT NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2. THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF.
1. To approve the issuance of Independence Realty Trust, Inc. (“IRT”) com- mon stock in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 26, 2021, by and among IRT, Independence Realty Operating Partnership, LP, IRSTAR Sub, LLC, Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P. (the “Merger Issuance Proposal”).
2. To approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit addition- al proxies in favor of the Merger Issuance Proposal.
indicate changes your to the new registered address name(s) in the address on the account space above may not .    Please be submitted note that via this method.
Signature of Stockholder
title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
Signature of Stockholder

INDEPENDENCE REALTY TRUST, INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INDEPENDENCE REALTY TRUST, INC. The undersigned hereby appoints Scott F. Schaeffer, Farrell M. Ender and James J. Sebra, and each of them, acting individually, as proxies for the undersigned, each with the power to appoint such proxy’s substitute, and hereby authorizes them, or any of them, to vote all of the shares of common stock of Independence Realty Trust, Inc. (“IRT”) held of record by the undersigned at the close of business on September 27, 2021 at the Special Meeting of Stockholders of IRT, to be held at 9:00 a.m. on Monday, December 13, 2021 at 1835 Market Street, Suite 2601, Philadelphia, PA 19103, and at any and all adjournments or postponements thereof as set forth on the reverse side hereof. The Board of Directors of IRT recommends that stockholders vote FOR approval of the issuance of IRT common stock in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of July 26, 2021, by and among IRT, Independence Realty Operating Partnership, LP, IRSTAR Sub, LLC, Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P. (the “Merger Issuance Proposal”), and FOR the approval of one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the Merger Issuance Proposal. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If properly executed, but no direction is made, this Proxy will be voted FOR proposals 1 and 2. The votes entitled to be cast by the undersigned will be cast in the discretion of the Proxy holder on any other matter that may properly come before the meeting or any postponement(s) or adjournment(s) thereof. 1.1 (Continued and to be signed on the reverse side) 14475